As filed with the U.S. Securities and Exchange Commission on August 12, 2025
Registration No. 333-283019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.
20549

Amendment No.
7
to
Form
S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Denali Capital Acquisition Corp.
(Exact name of registrant as specified in its charter)

For
Co-Registrants,
see “Table of
Co-Registrants”
on the following page.

Cayman Islands*	6770	92-2371901
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
437 Madison Avenue, 27th Floor
New York,
NY
10022
(646)
978-5180
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Lei Huang
Chief Executive Officer
437 Madison Avenue, 27th Floor
New York,
NY
10022
(646)
978-5180
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Blankenship, Esq. Winston & Strawn LLP 800 Capitol Street, Suite 2400 Houston, TX 77002	Jeffrey T. Hartlin, Esq. Elizabeth A. Razzano, Esq. Paul Hastings LLP 1117 S. California Avenue Palo Alto, CA 94304

Approximate date of commencement of proposed sale to the public
: As soon as practicable after the effective date
of
this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
If this Form is a
post-effective
amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated
filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in
Rule 12b-2
of the Exchange Act.
Registrant and
Co-Registrant:

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

*
Immediately prior to the consummation of the Business Combination described in the proxy statement/prospectus, Denali Capital Acquisition Corp. intends to effect a deregistration under the Cayman Islands Companies Act (2023 Revision) (As Revised) (“Companies Act”) and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which the jurisdiction of incorporation for Denali Capital Acquisition Corp. will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). All securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Semnur Pharmaceuticals, Inc.” in connection with the Business Combination, as further described in the proxy statement/prospectus. Except where otherwise noted, as used herein, the “Company” refers to Denali Capital Acquisition Corp. as a Delaware corporation by way of continuation following the Domestication and the Business Combination, which
in connection with the Domestication and simultaneously with the Business Combination, will change its corporate name to “Semnur Pharmaceuticals, Inc.”

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

TABLE OF
CO-REGISTRANTS

Exact Name of Co-Registrant as Specified in its Charter (1)(2)	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Semnur Pharmaceuticals, Inc.	Delaware	2836	46-2968523
(1) The
Co-Registrant
has the following principal executive office:
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303
(2) The agent for service for the
Co-Registrant
is:
Jaisim Shah
Chief Executive Officer and President
Semnur Pharmaceuticals, Inc.
960 San Antonio Road
Palo Alto, CA 94303
(650)
516-4310

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY — SUBJECT TO COMPLETION, DATED AUGUST 12, 2025

PROXY STATEMENT FOR

EXTRAORDINARY GENERAL MEETING

OF DENALI CAPITAL ACQUISITION CORP.

(A CAYMAN ISLANDS EXEMPTED COMPANY)

PROSPECTUS FOR

292,476,239 SHARES OF COMMON STOCK, 524,622 UNITS

6,000,000 SHARES OF SERIES A PREFERRED STOCK, AND 8,760,000 WARRANTS

OF

DENALI CAPITAL ACQUISITION CORP.

(AFTER ITS DOMESTICATION AS A CORPORATION INCORPORATED IN THE STATE OF DELAWARE), WHICH WILL BE RENAMED “SEMNUR PHARMACEUTICALS, INC.” IN CONNECTION WITH THE BUSINESS COMBINATION DESCRIBED HEREIN

Dear Shareholders:

You are cordially invited to attend the extraordinary general meeting (the “Meeting”) of Denali Capital Acquisition Corp., a Cayman Islands exempted company (“Denali”), at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022, at 9:00 a.m. Eastern Time, on Wednesday, September 3, 2025.

Denali is a Cayman Islands exempted company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” Holders of Class A ordinary shares, par value $0.0001 per share, of Denali (“Denali Class A Ordinary Shares”) and holders of Class B ordinary shares, par value $0.0001 per share, of Denali (“Denali Class B Ordinary Shares”), voting together as a single class, will be asked to approve and adopt the Agreement and Plan of Merger, dated as of August 30, 2024 (as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025, (“Amendment No. 1 to Merger Agreement”) and Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025, (“Amendment No. 2 to Merger Agreement”), the “Merger Agreement”), by and among Denali, Denali Merger Sub Inc., a Delaware corporation and a wholly owned subsidiary of Denali (the “Merger Sub”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (“Semnur”) and a majority owned subsidiary of Scilex Holding Company (“Scilex”), and the other related proposals described in the proxy statement/prospectus. Copies of the Merger Agreement, Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively.

Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Effective Time (as defined in the proxy statement/prospectus), Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Semnur (the “Business Combination”), with Semnur continuing as the surviving entity and a wholly owned subsidiary of Denali. In connection with the consummation of the Business Combination, Denali will be renamed as “Semnur Pharmaceuticals, Inc.” and Semnur will be renamed as Semnur, Inc. In this document, we use the term “New Semnur” to refer to Denali after completion of the transactions contemplated by the Merger Agreement.

Pursuant to the Merger Agreement, (i) each outstanding share of Semnur Common Stock as of immediately prior to the Effective Time (other than shares held by Semnur or its subsidiaries or shares the holders of which exercise dissenters’ rights of appraisal) will be automatically converted into the right to receive a number of newly issued shares of common stock of Denali (following the Domestication), par value $0.0001 per share (“New Semnur Common Stock”), equal to the Exchange Ratio (as defined in the Merger Agreement), (ii) each outstanding share of Semnur Preferred Stock as of immediately prior to the Effective Time of the Business Combination will be automatically converted into the right to receive (a) one share of Series A Preferred Stock of Denali (following the Domestication), par value $0.0001 per share (the “New Semnur Series A Preferred

i

Stock”), and (b) one-tenth of one share of New Semnur Common Stock and (iii) subject to the approval of the Option Exchange Proposal, each option to purchase Semnur Common Stock that is outstanding as of immediately prior to the Effective Time will be exchanged for a number of options exercisable for newly issued shares of New Semnur Common Stock based upon the Exchange Ratio. The total consideration to be received by holders of Semnur Common Stock and, subject to the approval of the Option Exchange Proposal, Semnur options, at the Closing will be newly issued shares of New Semnur Common Stock with an aggregate value, as of the date of the Merger Agreement, equal to $2.5 billion (the “Merger Consideration”), as such amount may be adjusted in respect of any shares of Semnur Common Stock and options to purchase shares of Semnur Common Stock issued prior to closing of the Business Combination pursuant to the terms of the Merger Agreement. The Merger Consideration was determined based on the valuation range provided in the opinion of CB Capital Partners, Inc. (“CB Capital”). As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. Holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025. As more fully described elsewhere in this proxy statement/prospectus, the maximum number of shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to the holders of Semnur Preferred Stock at the Closing shall not exceed 6,000,000 and 600,000, respectively, such newly issued shares being collectively referred to herein as the “Preferred Consideration”.

The New Semnur Series A Preferred Stock will be issued only to Scilex (as the sole holder of Semnur Preferred Stock) upon the closing of the Business Combination and will have rights, preferences and privileges that are senior, or in addition, to the rights, preferences and privileges of the holders of New Semnur Common Stock, including the right to receive, in the event of a change of control, liquidation dissolution or winding up of New Semnur, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of New Semnur Common Stock. Further, pursuant to the terms of the Stockholder Agreement entered into between Denali and Scilex, from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, among other things, Scilex shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. For more information on the terms of the New Semnur Preferred Stock, see the section titled “Description of New Semnur Securities —  New Semnur Preferred Stock Following the Business Combination” and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex.”

On August 30, 2024, Denali Capital Global Investments LLC (the “Sponsor”) and Scilex entered into a sponsor interest purchase agreement (the “Sponsor Interest Purchase Agreement”), pursuant to which Scilex purchased 500,000 Denali Class B Ordinary Shares (the “Purchased Interests”), that were then-held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one share of New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

This proxy statement/prospectus relates to the registration of: (i) 292,476,239 shares of New Semnur Common Stock, which consists of (a) 2,091,617 shares issuable in exchange for all outstanding Denali Ordinary Shares in connection with the Domestication, (b) 250,600,000 shares, the maximum number of shares that may be issued in connection with the Business Combination to Scilex and certain of its subsidiaries and, assuming approval of the Option Exchange Proposal, holders of outstanding options to purchase shares of Semnur Common Stock, (c) 8,235,378 shares issuable upon exercise of public warrants to purchase New Semnur Common Stock, (d) 524,622 shares underlying a corresponding number of Public Units and Denali Private Placement Units (combined), (e) 524,622 shares issuable upon exercise of Public Warrants and Denali Private Placement

Warrants underlying a corresponding number of Public Units and Denali Private Placement Units, respectively (combined), and (f) 30,500,000 shares issuable to consultants and service providers of Semnur in exchange for Semnur Common Stock issued to such persons in respect of fees payable by Semnur and its affiliates pursuant to existing agreements; (ii) 524,622 units, which consists of 14,662 Public Units and 510,000 Denali Private Placement Units; (iii) 6,000,000 shares of Series A Preferred Stock, the maximum number of shares that may be issued to Scilex upon consummation of the Business Combination; and (iv) 8,760,000 New Semnur Warrants issuable in the Business Combination in exchange for (a) 8,235,378 Public Warrants and (b) 524,622 warrants underlying the corresponding number of Public Units and Denali Private Placement Units (combined).

It is anticipated that, upon the closing of the Business Combination, if none of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders will retain an ownership interest of less than 0.1% in New Semnur, the Sponsor and the holders of founder shares (collectively, the “Initial Shareholders”) will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex, the controlling stockholder of Semnur, will own approximately (i) 83.8% of New Semnur in the form of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. If all of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders would not own any shares of New Semnur Common Stock, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex will own approximately (i) 83.8% of New Semnur in the form of shares of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of shares of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. In each redemption scenario, Scilex will be the single largest stockholder of New Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination.

The foregoing ownership percentages with respect to New Semnur do not take into account the potential dilutive effect of all of the Public Warrants, the Public Warrants underlying the Public Units, the Denali Private Placement Warrants underlying the Denali Private Placement Units, and shares that may be issued upon exercise of options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal) because it is unknown whether such warrants and stock options will ever be exercised for shares of New Semnur Common Stock. For additional information regarding the potential dilutive effect of such securities, see the section titled “Questions and Answers About the Business Combination and the Meeting — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?” If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Denali public shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.” For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

The following summarizes the pro forma share ownership and percentage of voting power of New Semnur Common Stock and New Semnur Series A Preferred Stock immediately following the Business Combination, under the following redemption scenarios: no additional redemptions, 25% redemptions, 50% redemptions, 75% redemptions, and maximum redemptions. For a more detailed description of such redemption scenarios, see “Proposal 1 — The Business Combination Proposal — Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination.”

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power
Denali public shareholders	43,739	0.02%	32,804	0.01%	21,869	0.01%	10,934	0.00%	—	—
Denali Initial Shareholders	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%
Holders of Shares Underlying the Private Units	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%
Scilex Holding Company (common)	201,118,000	83.75%	201,118,000	83.76%	201,118,000	83.76%	201,118,000	83.77%	201,118,000	83.77%
Scilex Holding Company (preferred)	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%
Consultants	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%
Denali Convertible Promissory Notes	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%
Underwriters	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%

Total Shares at the Closing	240,126,025	100.0%	240,115,090	100.0%	240,104,155	100.0%	240,093,220	100.0%	240,082,286	100.0%

Stockholders will experience additional dilution to the extent New Semnur issues additional shares of New Semnur Common Stock after the closing of the Business Combination. With respect to the Public Warrants, such warrants are not redeemable when Denali public shareholders exercise their redemption rights with respect to the Denali Class A Ordinary Shares. Each redemption scenario assumes there will be (a) 8,235,378 Public Warrants outstanding, (b) 14,622 warrants to purchase New Semnur Common Stock underlying a corresponding number of Public Units outstanding, (c) 510,000 warrants to purchase New Semnur Common Stock underlying a corresponding number of Denali Private Placement Units outstanding, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). For additional information regarding the dilutive effect of the foregoing securities referenced in this footnote, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?”

As of the date of this proxy statement/prospectus, while an application has been submitted to list New Semnur Common Stock and New Semnur Warrants on The Nasdaq Stock Market LLC (“Nasdaq”), approval has not been obtained and there can be no assurance that such listing application will be approved or that New Semnur will meet the applicable listing standards. If New Semnur is unable to obtain listing on a national securities exchange, New Semnur’s securities will continue to trade on the OTC Markets following the Business Combination. Denali shareholders will be provided with information regarding the status of any listing application prior to the date on which Denali shareholders are required to vote on the proposals contained in this proxy statement/prospectus.

Such information will be provided through an appropriate filing with the Securities and Exchange Commission and other customary methods for shareholder communications and made available to shareholders in advance of the shareholder vote.

After the completion of the Business Combination, Scilex (Semnur’s controlling stockholder) will continue to control a majority of the voting power of New Semnur for the election of directors. Depending on the number of Denali Class A Ordinary Shares that are redeemed in connection with the Business Combination, we anticipate that Scilex will own approximately 83.8% of the outstanding common stock of New Semnur (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus). As a result of this controlling interest, if the New Semnur Common Stock is listed on Nasdaq following the Business Combination, New Semnur would qualify as a “controlled company” within the meaning of Nasdaq’s corporate governance rules. This status would permit New Semnur to elect not to comply with certain Nasdaq corporate governance requirements, such as the requirement that a majority of its board of directors consist of independent directors and that its nominating and corporate governance and compensation committees be composed entirely of independent directors. While New Semnur does not presently intend to rely on these exemptions, should it become a Nasdaq-listed controlled company, New Semnur may opt to utilize such exemptions in the future as long as it remains a controlled company and its securities are listed on Nasdaq (or another exchange that provides similar exemptions). If New Semnur’s securities are not listed on Nasdaq, the specific “controlled company” exemptions under Nasdaq Listing Rules would not be applicable, although Scilex’s significant voting control would still be a key factor in New Semnur’s corporate governance.

Compensation Received or to be Received by, and Securities Issued or to be Issued to, the Sponsor and its Affiliates

Denali’s sponsor is Denali Capital Global Investments LLC, a Cayman Islands limited liability company formed by Jiandong (Peter) Xu. The Sponsor initially purchased 2,156,250 Denali Class B Ordinary Shares for $25,000 (approximately $0.012 per share). On May 23, 2022, the Sponsor forfeited 93,750 Denali Class B Ordinary Shares in connection with the partial exercise of the underwriters’ over-allotment option. The Sponsor currently holds 1,432,500 Denali Class B Ordinary Shares. The Sponsor also currently holds 510,000 private placement units (the “Denali Private Placement Units”), acquired at a price of $10.00 per Denali Private Placement Unit for an aggregate investment of $5,100,000 at the time of the IPO, which will separate automatically into its component parts, comprised of 510,000 shares of New Semnur Common Stock and 510,000 New Semnur Warrants upon consummation of the Business Combination. In addition, at the option of the Sponsor, upon consummation of the Business Combination, the outstanding amounts payable under the convertible promissory note dated April 11, 2023 by and between Denali and the Sponsor (the “Sponsor Convertible Promissory Note”) and the convertible promissory note dated July 11, 2023 by and between Denali and the Sponsor (the “Sponsor Extension Convertible Promissory Note”) may be converted in whole or in part into Class A Ordinary Shares of Denali at a conversion price of $10 per share (the “Conversion Shares”), which would then become shares of New Semnur Common Stock at the Effective Time on a one-for-one basis.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Sponsor the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time.

Compensation Received or to be Received by, and Securities Issued or to be Issued to, the Denali Underwriters

Pursuant to the Deferred Discount Agreement, the Denali Underwriters have agreed to receive $866,250 of the aggregate $2,887,500 Deferred Discount owed to them upon the closing of the Business Combination in the form of 86,625 shares of common stock of Holdco (the “Common Stock Consideration”). Upon the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the Closing and the remaining $2,021,250 of the aggregate Deferred Discount owed will remain payable at the Closing in cash in accordance with the terms of the Underwriting Agreement.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

v

Compensation Received or to be Received by, and Securities Issued or to be Issued to, the Directors and Officers of Denali

Prior to the consummation of the IPO, the Sponsor assigned 50,000 Denali Class B Ordinary Shares to Lei Huang, the Chief Executive Officer of Denali and director, 20,000 Denali Class B Ordinary Shares to You Sun, the Chief Financial Officer of Denali, and 20,000 Denali Class B Ordinary Shares to each of Huifeng Chang, Jim Mao and Kevin Vassily, each a director of Denali, for no consideration.

At Closing, pursuant to the Merger Agreement, New Semnur will use cash from the Trust Account (as defined below) to pay Denali transaction expenses and to reimburse or pay Sponsor for any outstanding loans or other obligations of Denali or New Semnur to Sponsor. Denali currently estimates that the total amount payable for Denali transaction expenses and any outstanding loans or other obligations of Denali to Sponsor is approximately $10.5 million, inclusive of the $1,523,237 principal balance under the Working Capital Loans, as of March 31, 2025. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Denali Class A Ordinary Shares, at a price of $10.00 per share, upon consummation of the Business Combination. The shares would be identical to the Denali Private Placement Shares underlying the Denali Private Placement Units that the Sponsor purchased on April 6, 2022. The retention of shares by Sponsor and its affiliates and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders. See “Proposal 1 — The Business Combination Proposal — Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination.”

Interested Party	Interest in Securities	Other Compensation
Sponsor

The Sponsor currently holds 1,432,500 Denali Class B Ordinary Shares. The Sponsor also currently holds 510,000 Denali Private Placement Units, acquired for an aggregate investment of $5,100,000 at the time of the IPO, which will separate automatically into its component parts, comprised of 510,000 shares of New Semnur Common Stock and 510,000 New Semnur Warrants upon the consummation of the Business Combination. In addition, at the option of the Sponsor, upon consummation of the Business Combination, the outstanding amounts payable under the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note may be converted in whole or in part into Denali Class A Ordinary Shares at a conversion price of $10 per share, which would then become shares of New Semnur Common Stock at the Effective Time on a one-to-one basis.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time.

At Closing, pursuant to the Merger Agreement, New Semnur will use cash from the Trust Account to pay Denali transaction expenses and to reimburse or pay Sponsor for any outstanding loans or other obligations of Denali or New Semnur to Sponsor. Denali currently estimates that the total amount payable for Denali transaction expenses and any outstanding loans or other obligations of Denali to Sponsor is approximately $10.5 million, inclusive of the $1,523,237 principal balance under the Working Capital Loans, as of March 31, 2025. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Denali Class A Ordinary Shares, at a price of $10.00 per share, upon consummation of the initial business combination. The shares would be identical to the Denali Private Placement Shares underlying the Denali Private Placement Units that the Sponsor purchased on April 6, 2022. The retention of shares by Sponsor and its affiliates and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders.

Interested Party	Interest in Securities	Other Compensation

Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration.

Scilex	Pursuant to the Sponsor Interest Purchase Agreement, Scilex has received 500,000 Denali Class B Ordinary Shares on September 4, 2024.
Huifeng Chang	Huifeng Chang, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Huifeng Chang shall hold a total of 20,000 shares of New Semnur Common Stock.

Lei Huang	Lei Huang, the Chief Executive Officer and Director of Denali, currently holds 50,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Lei Huang shall hold a total of 50,000 shares of New Semnur Common Stock.

Jim Mao	Jim Mao, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Jim Mao shall hold a total of 20,000 shares of New Semnur Common Stock.

You Sun	You Sun, the Chief Financial Officer of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, You Sun shall hold a total of 20,000 shares of New Semnur Common Stock.

Kevin Vassily	Kevin Vassily, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Kevin Vassily shall hold a total of 20,000 shares of New Semnur Common Stock.

Denali Underwriters	Pursuant to the Deferred Discount Agreement, the Denali Underwriters are expected to receive the Common Stock Consideration upon closing of the Business Combination.	Remaining $2,021,250 of the aggregate Deferred Discount are expected to remain payable to the Denali Underwriters at the Closing in cash in accordance with the terms of the Underwriting Agreement.

Conflicts of Interest

Since the Sponsor, its affiliates, representatives and the officers and directors of Denali (the “Sponsor Persons”), have interests that are different, or in addition to (and which may conflict with), the interests of the other holders of Denali Class A Ordinary Shares, a conflict of interest may exist in determining whether the Business Combination with Semnur is appropriate. Such interests include that the Sponsor Persons will lose their entire investment in Denali if Denali does not complete a business combination. When you consider the recommendation of the Denali Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Sponsor Persons have interests in such proposal that are different from, or in addition to (which may conflict with), those of the Denali shareholders generally.

These conflicts of interest include, among other things, the interests listed below:

•

If Denali is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on completion of a business combination is $6,548,237, comprised of (i) $25,000 representing the aggregate purchase price paid for the Denali Class B Ordinary Shares, (ii) $5,100,000 representing the aggregate purchase price paid for the Denali Private Placement Units, (iii) $1,408,200 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Convertible Promissory Note and (iv) $115,037 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Extension Convertible Promissory Note.

•

As a result of the low initial purchase price (consisting of $25,000 for the 2,062,500 Denali Class B Ordinary Shares, or approximately $0.012 per share, and $5,100,000 for the Denali Private Placement Units), the Sponsor, its affiliates and Denali’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as Denali’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by December 11, 2025, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Denali Class B Ordinary Shares.

•

The 1,562,500 shares of New Semnur Common Stock into which the 1,562,500 Denali Class B Ordinary Shares held by the Sponsor Persons will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $18,578,125, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 shares of New Semnur Common Stock into which the 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $6,063,900, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 New Semnur Warrants into which the 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units held by the Sponsor will convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $25,500 based upon the closing price of $0.05 per Public Warrant on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

In the event that Denali fails to consummate a business combination within the prescribed time frame (pursuant to the Current Denali Charter), or upon the exercise of a redemption right in connection with the Business Combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than Denali’s independent registered public accounting firm) for services rendered or products sold to Denali, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of Denali’s initial public offering against certain liabilities, including liabilities under the Securities Act.

•

Denali, the Sponsor, each of Denali’s directors and executive officers and Semnur entered into a Sponsor Support Agreement, dated August 30, 2024, pursuant to which, among other things, each of Denali’s directors and executive officers and the Sponsor agreed to vote any Denali securities held by them to approve the Business Combination and the other Denali shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their Denali securities in connection with the consummation of the Business Combination.

•

The Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement, pursuant to which Scilex purchased 500,000 Denali Class B Ordinary Shares (the “Purchased Interests”) that were held by the Sponsor in consideration of (i) the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

•

Pursuant to the Registration Rights Agreement, Denali, the Sponsor, Scilex, and certain shareholders of Denali will have the right to require New Semnur, at New Semnur’s expense, to register New Semnur Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that New Semnur will pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali.”

•

As a result of multiple business affiliations, Denali’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Current Denali Charter provides that the doctrine of corporate opportunity will not apply with respect to any of Denali’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Denali does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination. Denali’s management is not aware of any such corporate opportunities not being offered to Denali and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.

•

The exercise of Denali’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

•

If the Business Combination is completed, Scilex will designate all members of the New Semnur Board. As such, in the future such designees may receive cash fees, stock options or stock awards that the New Semnur Board determines to pay to its executive and non–executive directors.

•

Following the consummation of the Business Combination, New Semnur will maintain a directors’ and officers’ liability insurance policy in favor of Denali’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Denali insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six–year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, covering such directors and officers.

•

Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Semnur, to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us in this regard.

•

Denali’s officers, advisors and directors are not required to, and will not, commit their full time to Denali’s affairs, which may result in a conflict of interest in allocating their time between Denali’s operations and the proposed Business Combination, on one hand, and their other businesses, on the other hand. In addition, certain of Denali’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities, and therefore could have conflicts of interest in determining whether to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Denali does not believe that such duties have had any material impact on the identification of companies that may be appropriate acquisition targets.

•

At the option of the Sponsor, the $1,408,200 and $115,037 principal balances as of March 31, 2025 under each of the Sponsor Convertible Promissory Note and Sponsor Extension Convertible Promissory Note, respectively, may be converted into Denali Private Placement Shares, at the price of $10.00 per Denali Private Placement Share, in connection with the consummation of an initial business combination.

•	Denali may be entitled to distribute or pay over funds held by Denali outside the Trust Account to the Sponsor or any of its affiliates prior to the closing of the Business Combination.

•	The directors and officers of Denali own the number of Class B Ordinary Shares as shown below.

Name of Person	Position	Founder Shares
Lei Huang	Chief Executive Officer and Director	50,000
You (“Patrick”) Sun	Chief Financial Officer	20,000
Huifeng Chang	Director	20,000
Jim Mao	Director	20,000
Kevin Vassily	Director	20,000

The foregoing personal and financial interests of the Sponsor as well as Denali’s directors and executive officers may have influenced their motivation in identifying and selecting Semnur as a business combination target and completing an initial business combination with Semnur. Moreover, the foregoing interests present a risk that the Sponsor will benefit from the completion of a business combination, including in a manner that may not be aligned with Denali’s public shareholders. As such, the Sponsor may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate. In considering the recommendations of Denali’s Board to vote for the proposals, its shareholders should consider these interests. See “Risk Factors — Risks Related to Denali and the Business Combination — Since the Sponsor, Denali’s directors and executive officers and Scilex have

x

interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Semnur is appropriate as our initial business combination. Such interests include that Sponsor and Scilex will lose its entire investment in us if our initial business combination is not completed.”

Material Financing Transactions in connection with the Business Combination

Since the IPO, the following material financing transactions have occurred or will occur in connection with the consummation of the Business Combination.

Working Capital Loans

As of March 31, 2025, $1,523,237 was outstanding under the Working Capital Loans in the form of the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note.

On April 11, 2023, Denali issued the Sponsor Convertible Promissory Note in the total principal amount of up to $825,000 to the Sponsor (the “Initial Principal Amount”). The Sponsor Convertible Promissory Note was issued with an initial principal balance of $412,500, with the remaining $412,500 drawable at Denali’s request prior to the maturity of the Sponsor Convertible Promissory Note. The Sponsor Convertible Promissory Note bears interest equivalent to the lowest short-term Applicable Federal Rate and matures upon the earlier of (i) the closing of Denali’s initial business combination and (ii) the date of the liquidation of Denali. On December 29, 2023, Denali and the Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $157,500, which may be drawn down in one or more tranches at any time prior to the maturity date of the Sponsor Convertible Promissory Note, raising the total limit up to $1,000,000. On April 2, 2024, Denali and Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $1,200,000. On January 27, 2025, Denali and Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $2,000,000.

On July 10, 2024, Denali issued the Sponsor Extension Convertible Promissory Note in the total principal amount of up to $180,000 to the Sponsor. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note. The Sponsor Extension Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. No interest shall accrue on the unpaid principal balance of the Sponsor Extension Convertible Promissory Note.

At the option of the Sponsor, upon consummation of a business combination, the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note may be converted in whole or in part into the Conversion Shares. The terms of the Conversion Shares will be identical to those of the Denali Private Placement Shares underlying the Denali Private Placement Units issued to the Sponsor in connection with the IPO. Any conversion in connection with the Working Capital Loans would not have a material dilutive effect on non-converting shareholders. In the event that Denali does not consummate a business combination, the Sponsor Convertible Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

FutureTech Notes

On July 11, 2023, Denali issued a convertible promissory note (the “FutureTech Convertible Promissory Note”) in the total principal amount of $825,000 to FutureTech to extend the period of time Denali has to consummate a business combination from July 11, 2023 to October 11, 2023. On October 11, 2023, Denali issued another convertible promissory note in the total principal amount of up to $450,000 to FutureTech (the “Second FutureTech Convertible Promissory Note”). The Second FutureTech Convertible Promissory Note was issued with an initial principal balance of $50,000, with the remaining $400,000 drawable at Denali’s request and upon the consent of FutureTech prior to the maturity of the Second FutureTech Convertible Promissory Note. $400,000 of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination from October 11, 2023 to July 11, 2024. As of March 31, 2025, there was an amount of $1,275,000 outstanding in the form of the convertible promissory notes issued to FutureTech.

Each of the FutureTech Convertible Promissory Note and Second FutureTech Convertible Promissory Note bears interest equivalent to the lowest short-term Applicable Federal Rate and matures upon the earlier of (i) the closing of the Company’s initial business combination and (ii) the date of the liquidation of the Company. At the option of FutureTech, upon consummation of a business combination, the FutureTech Convertible Promissory Note and the Second FutureTech Convertible Promissory Note may be converted in whole or in part into Conversion Shares. The terms of the Conversion Shares will be identical to those of the Denali Private Placement Shares. Any conversion in connection with the FutureTech Convertible Promissory Note and the Second FutureTech Convertible Promissory Note would not have a material dilutive effect on non-converting shareholders. In the event that the Company does not consummate a business combination, the FutureTech Convertible Promissory Note and the Second FutureTech Convertible Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

The Scilex Note

On August 9, 2024, Denali issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Scilex Convertible Promissory Note”). The Scilex Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of Scilex prior to the maturity of the Scilex Convertible Promissory Note. The Scilex Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company. At the option of Scilex, upon consummation of a business combination, the Scilex Convertible Promissory Note may be converted in whole or in part into Conversion Shares. The terms of the Conversion Shares will be identical to those of the Denali Private Placement Shares. Any conversion in connection with the Scilex Convertible Promissory Note would not have a material dilutive effect on non-converting shareholders. In the event that the Company does not consummate a business combination, the Scilex Convertible Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On January 6, 2025, February 11, 2025 and March 11, 2025, Scilex deposited an aggregate of $45,191, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to April 11, 2025.

As of March 31, 2025, Scilex had deposited an aggregate of $120,482, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to April 11, 2025.

On April 11, 2025 and May 9, 2025, Scilex deposited an aggregate total of $1,750, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to June 11, 2025. On June 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to July 11, 2025.

On July 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to August 11, 2025.

On August 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to September 11, 2025.

Following the delisting from Nasdaq, the Public Units, Denali Class A Ordinary Shares and Public Warrants commenced trading on the OTC Markets under the symbols “DNQUF,” “DNQAF” and “DNQWF,” respectively. As a result, Denali may face significant material adverse consequences, including:

•	Denali may no longer be attractive as a merger partner once its securities are no longer listed on an exchange, which would significantly hinder the ability to complete a business combination;

•	a limited availability of market quotations for Denali’s securities;

•

a determination that Denali’s securities are a “penny stock,” which will require brokers trading in the securities to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the securities;

•	reduced liquidity of Denali’s securities;

•	a limited amount of news and analyst coverage in the future;

•	institutional investors losing interest in Denali’s securities; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Additionally, the National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because Denali’s securities were delisted from Nasdaq, the Public Units, Denali Class A Ordinary Shares and Public Warrants do not qualify as covered securities under the Securities Act and Denali is subject to regulation in each state in which it offers its securities. Please see “Risk Factors — Denali’s securities were delisted from Nasdaq on April 16, 2025 and commenced trading on the OTC Markets on April 17, 2025. Additionally, while an application has been submitted to list the New Semnur Common Stock and New Semnur Warrants on Nasdaq, approval has not been received, and such approval is not a condition to the Closing. Trading on the OTC Markets could adversely affect the liquidity and market price of Denali’s and New Semnur’s securities.”

Denali intends to seek the listing of New Semnur Common Stock and New Semnur Warrants on the Nasdaq Global Market under the proposed symbols “SMNR” and “SMNRW,” respectively, in connection with the completion of the Business Combination. An initial listing application for these securities has been filed and is currently under review by Nasdaq.

However, there can be no assurance that New Semnur’s securities will be approved for listing on Nasdaq. Shareholders should note that, pursuant to Amendment No. 1 to the Merger Agreement, dated as of April 16, 2025, the requirement that the New Semnur Common Stock and New Semnur Warrants be approved for listing on Nasdaq or any other stock exchange is no longer a condition to the consummation of the Business Combination. Therefore, the Business Combination may be completed even if Nasdaq does not approve the listing application for New Semnur’s securities.

As of August 11, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing price for the Denali Class A Ordinary Shares was $11.54.

Each shareholder’s vote is very important. Whether or not you plan to participate at the Meeting, please submit your proxy card without delay. Proxy cards must be submitted no later than the time appointed for the commencement of the Meeting or adjourned or postponed Meeting. Shareholders may revoke proxies at any time before they are voted at the Meeting. Voting by proxy will not prevent a shareholder from attending the Meeting in person if such shareholder subsequently chooses to participate in the Meeting.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 72.

The Denali Board obtained an opinion from CB Capital that the Business Combination was fair, from a financial point of view. See the section titled “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital” and the opinion attached as Annex H to this proxy statement/prospectus.

After careful consideration of the terms and conditions of the Merger Agreement, the Denali Board has determined that the Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, Denali and its shareholders. The Denali Board recommends that Denali’s shareholders vote “FOR” the approval of each of the proposals described in this proxy statement/prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated August 12, 2025, and is first being mailed to shareholders of Denali on or about August 15, 2025.

/s/ Lei Huang
Lei Huang Chief Executive Officer Denali Capital Acquisition Corp. August 12, 2025

DENALI CAPITAL ACQUISITION CORP.

437 Madison Avenue, 27th Floor

New York, NY 10022

Telephone: 646-978-5180

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

DENALI CAPITAL ACQUISITION CORP.

To Be Held on Wednesday, September 3, 2025

To Denali Capital Acquisition Corp. Shareholders:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders (the “Meeting”) of Denali Capital Acquisition Corp. (“Denali,” “we,” “our,” or “us”), will be held at 9:00 a.m., Eastern Time, on Wednesday, September 3, 2025, at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022. You are cordially invited to attend the Meeting for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions:

•

Proposal 1 — The Business Combination Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, the transactions contemplated under the Agreement and Plan of Merger, dated as of August 30, 2024 (as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025, (“Amendment No. 1 to Merger Agreement”) and Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025, (“Amendment No. 2 to Merger Agreement”) the “Merger Agreement”), by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali (“Merger Sub”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (“Semnur”) and majority owned subsidiary of Scilex Holding Company (“Scilex”), with Semnur surviving the merger (the “Business Combination”), copies of each of which are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, be and are hereby approved and adopted (such proposal, the “Business Combination Proposal”). The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals (as defined below).”

•

Proposal 2 — The Domestication Proposal — “RESOLVED, AS A SPECIAL RESOLUTION THAT, (a) the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands pursuant to Article 47.1 of the Current Denali Charter (the “Domestication”) and the approval of the Amended and Restated Certificate of Incorporation of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex B and the Amended and Restated Bylaws of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex C under Delaware law of Denali, in each case, prior to the time at which the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger, becomes effective, be and are hereby approved and adopted; and (b) conditional upon, and with effect from the registration of Denali in the State of Delaware as a corporation under the laws of the State of Delaware, the registered office of Denali be changed to 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808 (such proposal, the “Domestication Proposal”). The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 3 — The Charter Approval Proposal  — “RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands (the “Domestication”), the replacement of Denali’s Amended and Restated Memorandum and Articles of Association, as in effect as of the date hereof, with the proposed certificate of incorporation of Denali, in the form attached to this

i

proxy statement/prospectus as Annex B, to be effective immediately following the completion of the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands and prior to the time at which the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger, becomes effective, be and is hereby approved and adopted (such proposal, the “Charter Approval Proposal”). The Charter Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 4 — The Bylaws Approval Proposal — “RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger (the “Business Combination”), the bylaws, in the form attached to this proxy statement/prospectus as Annex C, to be effective immediately following the completion of the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands and prior to the time at which the Business Combination becomes effective, be and are hereby approved and adopted (such proposal, the “Bylaws Approval Proposal”). The Bylaws Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 5 — The Advisory Governance Proposals — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, ON A NON-BINDING ADVISORY BASIS, certain governance provisions contained in the Proposed Charter, being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as seven separate sub-proposals, be and are hereby approved and adopted (collectively, the “Advisory Governance Proposals”), none of which are conditioned on any Condition Precedent Proposals:

•

Advisory Proposal A — to increase the total number of authorized shares of all classes of capital stock to 785,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 45,000,000 authorized shares of preferred stock;

•

Advisory Proposal B — to provide that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Semnur Board shall be as determined from time to time exclusively by the New Semnur Board, except that until such time as the Scilex Trigger Event occurs, the stockholders of New Semnur shall be permitted to fix the number of directors;

•

Advisory Proposal C — to require the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class, from and after the Scilex Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority of voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors);

•

Advisory Proposal D — to provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•

Advisory Proposal E — to provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

ii

•	Advisory Proposal F — to provide that from and after the Scilex Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

•

Advisory Proposal G — to change the post-Business Combination corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.,” to make the post-Business Combination company’s corporate existence perpetual and to “eliminate provisions specific to its status as a blank check company.””

•

Proposal 6 — The Director Election Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Jay Chun, M.D., Ph.D., Dorman Followwill and Yue Alexander Wu, Ph.D., be and are hereby elected as directors and serve on the New Semnur Board until the expiration of their respective terms and until their respective successors are duly elected and qualified (such proposal, the “Director Election Proposal”). The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 7 — The Nasdaq Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Denali Ordinary Shares and the resulting change in control in connection with the Business Combination, be and are hereby approved and adopted (such proposal, the “Nasdaq Proposal”). The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 8 — The Option Exchange Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the effective time of the Merger, each Semnur Option that is then outstanding shall be converted into the right to receive an option relating to New Semnur Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the effective time of the Merger, including with respect to vesting and termination-related provisions, as determined in accordance with the Merger Agreement (such proposal, the “Option Exchange Proposal”). The Option Exchange Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

•

Proposal 9 — The Adjournment Proposal — “RESOLVED, AS AN ORDINARY RESOLUTION THAT, the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Nasdaq Proposal and the Option Exchange Proposal (together the “Condition Precedent Proposals”), in the event Denali does not receive the requisite shareholder vote to approve the foregoing proposals, be and is hereby approved (such proposal, the “Adjournment Proposal”). The Adjournment Proposal is not conditioned on the approval of any of the Condition Precedent Proposals.”

Under the Merger Agreement, the approval of each of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Option Exchange Proposal is a condition to the consummation of the Business Combination. The approval of each Condition Precedent Proposal is conditioned on the approval of all of the other Condition Precedent Proposals. It is important for you to note that if our shareholders do not approve of the Condition Precedent Proposals, the Business Combination may not be consummated. If Denali does not consummate the Business Combination and fails to complete an initial business combination by December 11, 2025, Denali will be required to dissolve and liquidate. Denali has the option to extend the deadline to complete the Business Combination beyond December 11, 2025. This extension would require approval by Denali’s shareholders through a proxy vote.

Approval of the Business Combination Proposal, the Director Election Proposal, the Advisory Governance Proposals, the Nasdaq Proposal, the Option Exchange Proposal and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote there on and who vote at the Meeting or any adjournment or postponement thereof. In accordance with the Current Denali Charter, prior to the consummation of the Business Combination, only the holders of Denali Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

iii

Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two-thirds (2/3) of Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Solely in connection with the Domestication Proposal, holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share. For the remaining Condition Precedent Proposals and the Adjournment Proposal, holders of the Denali Ordinary Shares will have one vote per share.

As of August 12, 2025, there were 2,616,239 Denali Ordinary Shares issued and outstanding and entitled to vote. Only Denali’s shareholders who hold Denali Ordinary Shares of record as of the close of business on August 12, 2025 are entitled to vote at the Meeting or any adjournment or postponement of the Meeting. This proxy statement/prospectus is first being mailed to Denali’s shareholders on or about August 15, 2025.

Investing in Denali’s securities involves a high degree of risk. See “Risk Factors” beginning on page 72 for a discussion of information that should be considered in connection with an investment in Denali’s securities.

iv

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to attend the Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. The transactions contemplated by the Merger Agreement will be consummated only if the Condition Precedent Proposals are approved at the Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of the others. The Adjournment Proposal is not conditioned upon the approval of any other proposal set forth in the accompanying proxy statement/prospectus. The Advisory Governance Proposals are non-binding advisory proposals.

If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Meeting and will not be voted. An abstention will be counted towards the quorum requirement but will not count as a vote cast at the Meeting. A broker non-vote, while considered present for the purposes of establishing a quorum, will not count as a vote cast at the Meeting. If you are a shareholder of record and you attend the Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

If you have any questions or need assistance voting your Denali Ordinary Shares, please contact Advantage Proxy, Inc., our proxy solicitor, by calling (877) 870-8565, or call collect at (206) 870-8565 or by emailing ksmith@advantageproxy.com.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST IDENTIFY YOURSELF IN WRITING AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS TO DENALI’S TRANSFER AGENT AND DEMAND IN WRITING THAT YOUR PUBLIC SHARES ARE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO DENALI’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE MEETING. YOU MAY TENDER YOUR SHARES BY EITHER DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

The Denali Board recommends that Denali’s shareholders vote “FOR” the approval of each of the Proposals. When you consider the recommendation of the Denali Board regarding these Proposals, you should keep in mind that Denali’s directors and officers have interests in the Business Combination that may conflict with or differ from your interests as a shareholder. See the section titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

On behalf of the Denali’s Board, I thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors,

/s/ Lei Huang
Lei Huang Chief Executive Officer Denali Capital Acquisition Corp. August 12, 2025

v

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The accompanying proxy statement/prospectus is dated August 12, 2025 and is first being mailed to shareholders on or about August 15, 2025.

vi

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information that is not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other publicly available information concerning Denali, without charge, by written request to Denali at Denali Capital Acquisition Corp., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone request at (646) 978-5180; or from Advantage Proxy, Inc., Denali’s proxy solicitor, by calling (877) 870-8565 or call collect at (206) 870-8565, or by emailing ksmith@advantageproxy.com; or from the SEC through the SEC website at the address provided above.

In order for Denali’s shareholders to receive timely delivery of the documents in advance of the Meeting to be held on September 3, 2025, you must request the information no later than August 26, 2025 (five business days prior to the date of the Meeting).

vii

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Denali, constitutes a prospectus of Denali under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of New Semnur Common Stock, shares of New Semnur Series A Preferred Stock, New Semnur Warrants and New Semnur Units to be issued to Semnur’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of Denali under Section 14(a) of the Exchange Act.

You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Denali nor Semnur has authorized anyone to give any information or to make any representations other than those contained in this proxy statement/prospectus. Do not rely upon any information or representations made outside of this proxy statement/prospectus. The information contained in this proxy statement/prospectus may change after the date of this proxy statement/prospectus. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

Information contained in this proxy statement/prospectus regarding Denali and its business, operations, management and other matters has been provided by Denali and information contained in this proxy statement/prospectus regarding Semnur and its business, operations, management and other matters has been provided by Semnur.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and Denali’s and Semnur’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source. Notwithstanding the foregoing, we are liable for the information provided in this proxy statement/prospectus.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

viii

i

ii

iii

iv

v

vi

vii

FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement/prospectus, the terms, “we,” “us,” “our” or “Denali” refer to Denali Capital Acquisition Corp., a Cayman Islands exempted company and the terms “New Semnur,” “combined company” and “post-Business Combination company” refer to Semnur Pharmaceuticals, Inc. following the consummation of the Business Combination.

Further, in this document:

•	“2024 Stock Option Plan” means the Semnur Pharmaceuticals, Inc. 2024 Stock Option Plan.

•

“Amendment No. 1 to Merger Agreement” means Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025, by and among Denali, Merger Sub and Semnur, a copy of which is attached hereto as Annex A-2.

•

“Amendment No. 2 to Merger Agreement” means Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025, by and among Denali, Merger Sub and Semnur, a copy of which is attached hereto as Annex A-3.

•	“Business Combination” means the merger contemplated by the Merger Agreement.

•	“Closing” means the closing of the Business Combination.

•	“Closing Date” means date of the Closing.

•	“Code” means the Internal Revenue Code of 1986, as amended.

•	“Company Stockholder Support Agreement” means the Company Stockholder Support Agreement, dated as of August 30, 2024, by and among Scilex, Semnur and Denali.

•

“Condition Precedent Proposals” means the Business Combination Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Option Exchange Proposal.

•

“Consultant Shares” means an aggregate of 30,500,000 shares of New Semnur Common Stock to be issued upon the closing of the Business Combination to certain consultants and other service providers in respect of certain fees payable by Semnur and its affiliates based on the Exchange Ratio (as defined below) pursuant to the terms of the Merger Agreement in exchange for an aggregate of 24,400,000 shares of Semnur Common Stock held by such consultants and other service providers prior to the closing of the Business Combination, comprised of (i) 3,200,000 shares held by Wise Orient Investments Limited, (ii) 3,200,000 shares held by 450W42ND MIMA, LLC, (iii) 8,000,000 shares of Semnur Common Stock held by JW Investment Management Company Limited, and (iv) 10,000,000 shares of Semnur Common Stock held by a law firm as a retainer for services, in each case such shares of Semnur Common Stock issued pursuant to the respective Consulting Services Agreements.

•

“Consulting Services Agreements” means the following agreements (i) the Consulting Services Agreement, dated August 26, 2024, between Semnur and Wise Orient Investments Limited (as amended), (ii) the Consulting Services Agreement, dated August 25, 2024, between Semnur and 450W42ND MIMA, LLC (as amended), (iii) the Advisory Services Agreement, dated June 12, 2025, between Semnur and JW Investment Management Company Limited (as amended), and (iv) the Stock Issuance Agreement dated July 22, 2025, between Semnur and the law firm named therein, in each case as may be amended, amended and restated, supplemented or otherwise modified in accordance with its terms.

•	“Current Denali Charter” means Denali’s Amended and Restated Memorandum and Articles of Association, as in effect as of the date hereof.

•	“Current Semnur Bylaws” means the Bylaws of Semnur Pharmaceuticals, Inc., as in effect as of the date hereof.

•	“Current Semnur Charter” means the Amended and Restated Certificate of Incorporation of Semnur Pharmaceuticals, Inc., as amended, and as in effect as of the date hereof.

•	“Debt Exchange Agreement” means the Contribution and Satisfaction of Indebtedness Agreement, dated as of August 30, 2024, by and between Semnur and Scilex.

•	“Denali Board” means the board of directors of Denali.

•	“Denali Class A Ordinary Shares” means Denali’s Class A ordinary shares, par value $0.0001 per share.

•	“Denali Class B Ordinary Shares” means Denali’s Class B ordinary shares, par value $0.0001 per share.

•

“Denali Ordinary Shares” means the Denali Class A Ordinary Shares, par value $0.0001 per share, and the Denali Class B Ordinary Shares, par value $0.0001 per share, in each case prior to the Domestication.

•	“Denali Private Placement Shares” means the 510,000 Denali Class A Ordinary Shares underlying the Denali Private Placement Units.

•	“Denali Private Placement Units” means the 510,000 private placement units sold in a private placement to Sponsor consummated on April 6, 2022 in connection with the IPO.

•	“Denali Private Placement Warrants” means the 510,000 private placement warrants underlying the Denali Private Placement Units.

•

“Denali Promissory Notes” means (i) the Working Capital Loans, (ii) the convertible promissory note dated July 11, 2023, by and between Denali and FutureTech Capital LLC, a Delaware Limited Liability Company (“FutureTech”) in the total principal amount of $825,000, which bears interest equivalent to the lowest short-term applicable federal rate and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, (iii) the convertible promissory note dated October 11, 2023, by and between Denali and FutureTech in the total principal amount of $450,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, and (iv) the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share.

•	“Denali Underwriters” means EF Hutton, division of Benchmark Investments, LLC and US Tiger Securities Inc.

•	“DGCL” means the General Corporation Law of the State of Delaware, as amended.

•

“Domestication” means the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands.

•	“Effective Time” means the time at which the Business Combination becomes effective.

•	“Exchange Act” means the Securities Exchange Act of 1934, as amended.

•	“EF Hutton” means EF Hutton LLC, the representative of the underwriters in the IPO.

•

“founder shares” means the 1,562,500 issued and outstanding Denali Class B Ordinary Shares held by the Sponsor and the following directors of Denali: Lei Huang, You (“Patrick”) Sun, Huifeng Chang, Jim Mao and Kevin Vassily, initially issued in a private placement prior to IPO, and the Denali Class A Ordinary Shares that will be issued upon the automatic conversion of the Denali Class B Ordinary Shares at the time of the Business Combination.

•	“GAAP” means accounting principles generally accepted in the United States of America.

•	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•	“Initial Shareholders” means the Sponsor and the holders of founder shares.

•	“IPO” refers to the initial public offering of 8,250,000 Public Units of Denali consummated on April 11, 2022.

•	“IRS” means the United States Internal Revenue Service.

•

“Merger Agreement” means that certain Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Merger Sub and Semnur, a copy of which is attached hereto as Annex A-1, as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement, copies of which are attached hereto as Annex A-2 and Annex A-3, respectively.

•	“Merger Sub” means Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali.

•	“Nasdaq” means The Nasdaq Stock Market LLC.

•

“Nasdaq De-Listing” means the de-listing of the Public Units, Denali Class A Ordinary Shares and Public Warrants from trading on Nasdaq for any reason, including due to the failure of Denali to satisfy Nasdaq’s continued listing requirements pursuant to Nasdaq Listing Rule 5450(b)(2)(A) and Listing Rule IM-5101-2(b).

•	“Nasdaq Listing Rules” means the rules and listing standards of Nasdaq.

•	“New Semnur Board” means the board of directors of New Semnur.

•

“New Semnur Certificate of Designations” means the Certificate of Designations of Semnur Pharmaceuticals, Inc. to be in effect immediately prior to the Effective Time, a copy of which is attached as Annex G, designating the series of preferred stock, par value $0.0001 per share, of New Semnur as “Series A Preferred Stock”.

•

“New Semnur Common Stock” means the common stock, par value $0.0001 per share, of (i) Denali immediately after the Domestication and prior to the Effective Time, and (ii) New Semnur, following the Effective Time.

•

“New Semnur Series A Preferred Stock” means the preferred stock, par value $0.0001 per share, of (i) Semnur, following the Domestication and the filing of the New Semnur Certificate of Designations designating a series of preferred stock as Series A Preferred Stock prior to the Effective Time, and (ii) New Semnur, following the Effective Time.

•

“New Semnur Warrants” means the redeemable warrants that entitle the holder thereof to purchase one share of (i) Denali immediately after the Domestication and prior to the Effective Time, and (ii) New Semnur, following the Effective Time.

•	“Oramed” means Oramed Pharmaceuticals, Inc.

•	“Oramed Note” means that certain Senior Secured Promissory Note, dated September 21, 2023, issued by Scilex to Oramed, as amended.

•	“OTC Markets” means the OTC Markets Group, Inc.

•	“OTC Markets Listing Date” means the first date on which the Public Units, Denali Class A Ordinary Shares and Public Warrants commence trading on the OTC Markets.

•	“Proposed Bylaws” means the Amended and Restated Bylaws of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex C.

•	“Proposed Charter” means the Amended and Restated Certificate of Incorporation of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex B.

•

“public shares” means the Denali Class A Ordinary Shares which were sold as part of the IPO, whether they were purchased in the IPO or in the aftermarket, including any of our Initial Shareholders to the extent that they purchase such public shares (except that our Initial Shareholders will not have conversion or tender rights with respect to any public shares they own).

•	“public shareholders” means the holders of the public shares.

•

“Public Units” means the units of Denali, initially issued in connection with the IPO and each consisting of one Denali Class A Ordinary Share and one redeemable warrant redeemable upon the consummation of an initial business combination.

•

“Public Warrants” means the redeemable warrants that were included in the Public Units that entitle the holder of each whole warrant to purchase one Denali Class A Ordinary Share at a price of $11.50 per share.

•

“Registration Rights Agreement” means the Amended and Restated Registration Rights Agreement entered into among Denali, Scilex, the Sponsor and certain shareholders of Denali, dated as of the Closing Date.

•	“Scilex” means Scilex Holding Company, a Delaware company.

•	“Scilex, Inc.” means Scilex, Inc., a Delaware company and wholly owned subsidiary of Scilex.

•	“Scilex Bio” means Scilex Bio, Inc., a Delaware company and majority owned subsidiary of Scilex.

•	“Scilex Group” means Scilex together with its affiliates, subsidiaries, successors and assigns (other than New Semnur and its subsidiaries).

•

“Scilex Trigger Event” means the time that the Scilex Group first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of directors.

•	“SEC” means the U.S. Securities and Exchange Commission.

•	“Securities Act” means the Securities Act of 1933, as amended.

•	“Semnur” means Semnur Pharmaceuticals, Inc., a Delaware corporation.

•	“Semnur Board” means the board of directors of Semnur.

•	“Semnur Common Stock” means the common stock of Semnur, par value $0.00001 per share, prior to the Effective Time.

•	“Semnur Preferred Stock” means the Series A Preferred Stock, par value $0.0001 per share, of Semnur to be issued to Scilex prior to the Closing pursuant to the Debt Exchange Agreement.

•	“Sponsor” means Denali Capital Global Investments LLC, a Cayman Islands limited liability company.

•	“Sponsor Interest Purchase Agreement” or “SIPA” means the Sponsor Interest Purchase Agreement, dated as of August 30, 2024, by and between Denali and Scilex.

•	“Stockholder Agreement” means the Stockholder Agreement, dated as of August 30, 2024, by and between Denali and Scilex.

•

“Sponsor Convertible Promissory Note” means the convertible promissory note dated April 2, 2024, by and between Denali and the Sponsor in the total principal amount of $2,000,000, which bears interest equivalent to the lowest short-term applicable federal rate and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, with an outstanding amount of $1,408,200 as of March 31, 2025.

•

“Sponsor Extension Convertible Promissory Note” means the convertible promissory note dated July 10, 2024, by and between Denali and the Sponsor in the total principal amount of $180,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, with an outstanding amount of $115,037 as of March 31, 2025.

•	“Sponsor Support Agreement” means the Sponsor Support Agreement, dated as of August 30, 2024, by and among Denali and each of the persons set forth on Schedule I attached thereto.

•

“Stock Exchange” means (i) prior to the OTC Markets Listing Date, Nasdaq, (ii) from and after the earlier of the Nasdaq De-Listing Date and the OTC Markets Listing Date, the OTCQB or the Pink Open Market or (iii) such other national securities exchange or automated quotation system as agreed to in writing by Denali and Semnur.

•	“Trust Account” means the Trust Account of Denali that holds the proceeds from Denali’s IPO and the private placement of the Denali Private Placement Units.

•	“Units” means collectively, the Public Units and the Denali Private Placement Units.

•	“US Tiger Securities” or “US Tiger” means US Tiger Securities, Inc. the representative of the underwriters in the IPO.

•	“VStock” means VStock Transfer, LLC, Denali’s transfer agent.

•	“Warrants” mean the Denali Private Placement Warrants and the Public Warrants.

•	“Working Capital Loans” means (i) the Sponsor Convertible Promissory Note and (ii) the Sponsor Extension Convertible Promissory Note.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements, including statements about the parties’ ability to close the Business Combination, the anticipated benefits of the Business Combination, and the financial condition, results of operations, earnings outlook and prospects of Denali and/or Semnur and may include statements for the period following the consummation of the Business Combination. Forward-looking statements appear in a number of places in this proxy statement/prospectus including, without limitation, in the sections titled “Business of Semnur” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur.” In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict,” “should,” “would” and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

These forward-looking statements are based on information available as of the date of this proxy statement/prospectus and Denali’s and Semnur’s managements’ current expectations, forecasts and assumptions, and involve a number of judgments, known and unknown risks and uncertainties and other factors, many of which are outside the control of Denali, Semnur and their respective directors, officers and affiliates. There can be no assurance that future developments will be those that have been anticipated.

Accordingly, forward-looking statements should not be relied upon as representing Denali’s views as of any subsequent date. Denali does not undertake any obligation to update, add or to otherwise correct any forward-looking statements contained herein to reflect events or circumstances after the date they were made, whether as a result of new information, future events, inaccuracies that become apparent after the date hereof or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how your vote should be cast or in voting your Denali Ordinary Shares on the Proposals. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in “Risk Factors,” those discussed and identified in public filings made with the SEC by Denali and the following:

•	our ability to complete the Business Combination with Semnur or, if we do not consummate such Business Combination, any other initial business combination;

•	satisfaction or waiver (if applicable) of the conditions to the consummation of the Business Combination, including the approval of the Merger Agreement by the shareholders of Denali;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•

the projected financial information, including Semnur’s forecasts (included in the section titled “Proposal 1 — The Business Combination Proposal — Certain Semnur Projected Financial Information”), anticipated growth rate, and market opportunity of New Semnur;

•

the ability to obtain and/or maintain the listing of New Semnur Common Stock on Nasdaq (or such other exchange as agreed by the parties, including the New York Stock Exchange (“NYSE”)) following the Business Combination;

•	New Semnur’s public securities’ potential liquidity and trading;

•	New Semnur’s ability to raise financing in the future;

•	New Semnur’s expected use of proceeds from future issuances of equity or convertible debt securities;

•	New Semnur’s future financial performance, including its revenue, costs of revenue and operating expenses;

•	the ability to realize the anticipated benefits of the Business Combination;

•	costs related to the Business Combination;

•	the outcome of any legal proceedings that may be instituted against Denali or Semnur related to the Business Combination;

•	the attraction and retention of qualified directors, officers, employees and key personnel of Denali and Semnur prior to the Business Combination, and New Semnur following the Business Combination;

•	the ability of Semnur to compete effectively in a highly competitive market;

•	the competition from larger pharmaceutical companies that have greater resources, technology, relationships and/or expertise;

•	the ability to protect and enhance Semnur’s corporate reputation and brand;

•	the impact from future regulatory, judicial, and legislative changes in Semnur’s industry;

•	Semnur’s and New Semnur’s ability to obtain and maintain regulatory approval of any of its product candidates;

•	Semnur’s and New Semnur’s ability to research, discover and develop additional product candidates;

•	Semnur’s and New Semnur’s ability to grow and manage growth profitably;

•	Semnur’s and New Semnur’s ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

•	Semnur’s ability to execute its business plans and strategy;

•	Denali’s officers and directors allocating their time to other business and potentially having conflicts of interest with Denali’s business or in approving the Business Combination;

•	those factors set forth in documents of Denali filed, or to be filed, with SEC; and

•	other factors detailed under the section titled “Risk Factors.”

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of Denali and Semnur prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Denali, Semnur or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Denali and Semnur undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE MEETING

The following are answers to some questions that you, as a shareholder of Denali, may have regarding the Business Combination and the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION

Q:	What will happen in the Business Combination?

A:

Denali, Merger Sub, and Semnur have agreed to the Business Combination under the terms of the Merger Agreement, Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement, which are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, and are incorporated into this proxy statement/prospectus by reference. Pursuant to the Merger Agreement, prior to the Effective Time, Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. See “Proposal 2 — The Domestication Proposal” for further information on the Domestication. In addition, following the Domestication and at the Effective Time, Merger Sub will merge with and into Semnur, with Semnur continuing as the surviving entity and wholly owned subsidiary of Denali.

In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by Denali’s public shareholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes.

Q:	Why am I receiving this proxy statement/prospectus?

A:

Denali’s shareholders are being asked to consider and vote upon a proposal to approve and adopt the Merger Agreement, and the other proposals described in this proxy statement/prospectus. You are receiving this proxy statement/prospectus because you were a shareholder of record of Denali Ordinary Shares at the close of business on August 12, 2025, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote. Denali urges its shareholders to read the Merger Agreement, Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement in their entirety, copies of each of which are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively.

YOUR VOTE IS IMPORTANT. YOU ARE ENCOURAGED TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.

Q:	What is the consideration being paid to Semnur securityholders?

A:

If the Business Combination is completed: (i) each outstanding share of Semnur Common Stock as of immediately prior to the Effective Time (other than shares held by Semnur or its subsidiaries or shares the holders of which exercise dissenters’ rights of appraisal) will be automatically converted into the right to receive a number of shares of New Semnur Common Stock equal to the Exchange Ratio (as defined below), (ii) each outstanding share of Semnur Preferred Stock as of immediately prior to the Effective Time will be automatically converted into the right to receive (a) one share of New Semnur Series A Preferred Stock and

(b) one-tenth of one share of New Semnur Common Stock, and (iii) subject to Denali’s receipt of the approval of the Option Exchange Proposal, each option to purchase Semnur Common Stock that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive an option relating to the New Semnur Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time (each, a “New Semnur Option”) except that (x) such New Semnur Option shall relate to that whole number of shares of New Semnur Common Stock (rounded down to the nearest whole share) equal to the number of shares of Semnur Common Stock subject to such option, multiplied by the Exchange Ratio, and (y) the exercise price per share for each such share of New Semnur Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent).

The aggregate number of shares of New Semnur Series A Preferred Stock to be issued to the holders of Semnur Preferred Stock will be determined based on the number of shares of Semnur Preferred Stock outstanding prior to the Effective Time. The number of shares of Semnur Preferred Stock outstanding prior to the Effective Time will be based on the aggregate amount of intercompany indebtedness owed by Semnur to Scilex that is outstanding as of immediately prior to the Effective Time, which indebtedness is being exchanged for Semnur Preferred Stock prior to the Closing pursuant to the Debt Exchange Agreement (as defined in this proxy statement/prospectus). The maximum number of shares of Semnur Preferred Stock that may be issued to Scilex pursuant to the Debt Exchange Agreement shall not exceed 6,000,000 and therefore the aggregate number of shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock shall not exceed 6,000,000 and 600,000, respectively. The shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock being collectively referred to herein as the “Preferred Consideration”. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Semnur — Debt Exchange Agreement and Related Matters” for a discussion of the terms of the Debt Exchange Agreement.

Q:	Why is Scilex conducting the Business Combination and related transactions?

A:

Scilex believes that if Semnur is established as a stand-alone public company, Semnur will be able to raise capital to support its ongoing cash requirements to carry out necessary clinical trials and execute its business plans.

Scilex’s management believes that Scilex’s current market capitalization, as of July 18, 2025, of approximately $61.6 million does not reflect the intrinsic value of Semnur. As discussed elsewhere in this proxy statement/prospectus, CB Capital, Denali’s financial advisor, has estimated the value of Semnur’s assets to be between $2.001 billion and $2.554 billion. Scilex’s low market capitalization, together with the volatility of its stock price and existing levels of debt, make it difficult for Scilex to attract investors and obtain the financing necessary to develop and commercialize SP-102.

Scilex believes that establishing Semnur as a stand-alone company through the Business Combination will highlight its underlying fundamentals and future growth potential. Specifically, Scilex believes SP-102 could potentially benefit from a first-to-market advantage if it can be demonstrated to reduce or delay the need for expensive and potentially risky interventions, such as spinal surgery, while also decreasing the use of opioids. Based on Semnur management’s internal analysis of the results of a study commissioned by Semnur with Syneos Health in 2021 (with respect to the SP-102 market), the U.S. ESI Market for SP-102 is expected to have an average annual market growth rate of 3.6% between 2023 and 2027, with SP-102 potentially experiencing significant utilization after its expected launch in 2027. As a result, Scilex believes that Semnur will be better able to directly attract investors and obtain the financing necessary to develop and commercialize SP-102, without the overhang from Scilex’s debt, stock volatility and low market capitalization. Semnur’s management has conservatively estimated ESI market growth of 0.9% in 2028 and 0.5% thereafter. See the section titled “Proposal 1 — The Business Combination — Certain Semnur Projected Financial Information”.

Q:	What are Scilex’s short-term and long-term plans for Semnur?

A:

Scilex’s short-term plan for Semnur is to raise sufficient capital to fund Semnur’s Phase 3 Corticosteroid Lumbar Epidural Analgesia (“CLEAR”)-2 clinical trials and execute the clinical development plan agreed with the FDA, in order to obtain FDA approval and launch SP-102 in accordance with its anticipated timeline.

Scilex chose to merge with Denali because, despite the proceeds currently in the Trust Account and the prospects for additional redemptions that may entirely deplete such account, it views the Business Combination as the quickest path for Semnur to achieve its short-term plans. Specifically, merging with Denali will enable Semnur to become a stand-alone public company that is potentially able to raise capital to support its ongoing cash requirements to carry out necessary clinical trials and execute its business plans based on Semnur’s value, without the overhang from Scilex’s debt, stock volatility and low market capitalization. This approach will potentially allow Semnur to raise capital more efficiently, facilitating the completion of its clinical trials in order to achieve the launch and commercialization of SP-102.

Scilex’s long-term plan for Semnur is to expand Semnur’s product candidates and develop a product portfolio by developing or acquiring non-opioid therapeutics that complement Semnur’s current and future product candidates and future product portfolio and leverage Semnur’s existing research and development infrastructure to continuously evaluate opportunities to develop non-opioid therapeutics for pain management indications that are not adequately served with existing treatment options. The expansion plans for Semnur include investing in both early- and late-stage research programs to develop Semnur’s pipeline and capabilities by selectively acquiring differentiated technologies, investing in technologies to prepare for commercialization, and evaluating strategic partnerships to improve patient experience or enable greater patient access. Additionally, Scilex plans to pursue strategic partnerships and collaborations to enhance the value of Semnur’s pipeline and platform technologies, while also in-licensing non-opioid therapeutics that complement Semnur’s product portfolio.

Scilex determined to retain a significant amount of New Semnur’s voting securities in order to allow time for the execution of its plans to position Semnur for long-term success. This approach aims to maximize value for both Scilex stockholders and New Semnur stockholders before rewarding them with tangible benefits, such as dividend distributions or the benefits of other strategic transactions. As Semnur grows and these longer-term plans unfold, Scilex may determine to make additional distributions of New Semnur Common Stock to its stockholders. The payment of any future dividends or other distributions to Scilex stockholders in the form of New Semnur Common Stock will be dependent upon Scilex’s revenues and earnings, if any, capital requirements, tax implications to Scilex and its stockholders, and general financial condition and any such dividend or distribution will be within the discretion of Scilex’s board of directors, including as to timing, size and method of distribution subject to any consent rights of the holder of the Oramed Note and the holders of the Tranche B Senior Secured Convertible Notes issued by Scilex on October 8, 2024, or any other indebtedness of Scilex.

Q:	What is the Debt Exchange Agreement?

A:

On August 30, 2024, Semnur entered into a Contribution and Satisfaction of Indebtedness Agreement with Scilex (the “Debt Exchange Agreement”). The Debt Exchange Agreement provides that Scilex shall contribute to Semnur all amounts (including accrued interest thereon, if any) for certain loans and other amounts provided by Scilex to Semnur that remain outstanding as of immediately prior to the closing of the Business Combination (the “Aggregate Outstanding Amount” or “Outstanding Indebtedness”), in exchange for the issuance by Semnur to Scilex of Semnur Preferred Stock, and upon the occurrence of such exchange, the Aggregate Outstanding Amount and the Outstanding Indebtedness shall be satisfied in full.

Pursuant to the terms of the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the closing of the Business Combination, Scilex has elected to contribute the Outstanding Indebtedness to Semnur in exchange for the issuance by Semnur to Scilex of that number of shares of

Semnur Preferred Stock (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Exchange Shares” and such transaction, the “Contribution”) that is equal to (i) the Aggregate Outstanding Amount plus the amount that is equal to 10% of the Aggregate Outstanding Amount divided by (ii) $11.00 (rounded up to the nearest whole share); provided, that in no event shall the Aggregate Outstanding Amount exceed $60,000,000.

Assuming that the Aggregate Outstanding Amount was $50,754,784 (the amount outstanding as of March 31, 2025), then based on the preceding paragraph, the aggregate number of shares of Semnur Preferred Stock issued to Scilex prior to the Effective Time pursuant to the Debt Exchange Agreement would be 5,075,478 shares. At the Effective Time such shares would be exchanged for 5,075,478 shares of New Semnur Series A Preferred Stock and 507,548 shares of New Semnur Common Stock. The Aggregate Outstanding Amount as of Closing will be exchanged for equity, regardless of the amount of Denali Class A Ordinary Shares that are redeemed in connection with the Business Combination.

Q:	What are the key terms of the New Semnur Series A Preferred Stock and will Scilex have any special rights as a holder of such preferred stock?

A:

The Proposed Charter, if adopted, will authorize the issuance by New Semnur of up to 45,000,000 shares of preferred stock and the New Semnur Certificate of Designations will designate a series of such preferred stock of New Semnur as the “Series A Preferred Stock” and the number of shares of New Semnur Series A Preferred Stock authorized thereunder shall not exceed 6,000,000. The New Semnur Certificate of Designations will set forth the powers, rights, preferences, qualifications, limitations and restrictions of the New Semnur Series A Preferred Stock.

The New Semnur Series A Preferred Stock will be issued only to Scilex (as the sole holder of Semnur Preferred Stock) upon the closing of the Business Combination and is not convertible into shares of New Semnur Common Stock. However, the holders of New Semnur Series A Preferred Stock will have rights, preferences and privileges that are senior, or in addition, to the rights, preferences and privileges of the holders of New Semnur Common Stock, including the right to receive, in the event of a change of control, liquidation dissolution or winding up of New Semnur, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of New Semnur Common Stock. The preference amount is $10.00 per share (subject to adjustment as set forth in the New Semnur Certificate of Designations). If the New Semnur Board declares or pays a dividend on the New Semnur Common Stock, the holders of the New Semnur Series A Preferred Stock will participate, on a deemed as-converted-to-common stock basis, in such dividend with the holders of New Semnur Common Stock.

The holders of New Semnur Series A Preferred Stock will have certain voting rights over New Semnur corporate actions (including, among others, any change to the shares of New Semnur Series A Preferred Stock into cash or other property, the issuance of equity securities that rank on a parity with or senior to the New Semnur Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of New Semnur and the amendment of the Proposed Charter in a manner that adversely affects the holders of shares of New Semnur Series A Preferred Stock).

Pursuant to the terms of the Stockholder Agreement (and subject to certain rights of Oramed), from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the New Semnur Board (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board or (b) the size of the New Semnur Board, and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Notwithstanding the foregoing, the parties have agreed that the New Semnur Board will continue to satisfy all applicable stock exchange requirements applicable to directors, including with respect to director independence. Scilex will also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board.

The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the New Semnur Certificate of Designations, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock. In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the date on which all payments under the Oramed Note and all other obligations under the Oramed Note have been paid in full). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, (ii) approval of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable and (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

For more information on the terms of the New Semnur Series A Preferred Stock, see the section titled “Description of New Semnur Securities — New Semnur Preferred Stock Following the Business Combination” and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex”.

Q:	When is the Business Combination expected to occur?

A:

The Closing is expected to take place no later than (i) the third (3rd) business day following the satisfaction or waiver of the conditions described below under the section titled “The Merger Agreement — Closing Conditions,” or (ii) such other date as agreed to by Denali and Semnur in writing. The Merger Agreement may be terminated by either Denali or Semnur if the Closing has not occurred by 11:59 p.m., Pacific Time on September 30, 2025, or such later date as agreed to in writing between Semnur and Denali. The Business Combination is expected to be consummated during the first half of 2025, after the required approval by Denali’s shareholders and the fulfillment of certain other conditions.

For a description of the conditions to the completion of the Business Combination, see the section titled “The Merger Agreement — Closing Conditions.”

Q:	What happens if the Business Combination is not consummated?

A:

If Denali does not consummate a business combination by December 11, 2025, it will trigger its automatic winding up, dissolution and liquidation pursuant to the terms of the Current Denali Charter. As a result, this has the same effect as if Denali had formally gone through a voluntary liquidation procedure under the laws of the Cayman Islands. Accordingly, no vote would be required from Denali’s shareholders to commence such a voluntary winding up, dissolution and liquidation. If Denali is unable to consummate its initial business combination by December 11, 2025, it will (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of issued and outstanding Denali Class A Ordinary Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to Denali (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Denali Class A Ordinary Shares in issue, which redemption will completely extinguish public shareholders’ rights as a shareholder of Denali (including the right to receive further liquidation distribution, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of Denali’s remaining shareholders and the directors of Denali, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of other applicable law. Public shareholders will also forfeit any Public Warrants owned (including any Public Warrants included in any Public Unit that has not previously been separated). The estimated consideration that each Denali Class A Ordinary Share would be paid at liquidation would be approximately $12.13 per share for the public shareholders based on amounts on deposit in the Trust Account as of March 31, 2025. The closing price of the Denali Class A Ordinary Shares on Nasdaq as of March 31, 2025 was $12.18. The Initial Shareholders waived the right to any liquidation distribution with respect to any founder shares held by them. Denali has the option to extend the deadline to complete the Business Combination beyond December 11, 2025. This extension would require approval by Denali’s stockholders through a proxy vote.

Q:	What happens to the funds deposited in the Trust Account following the Business Combination?

A:

Following the Closing, holders of Denali Class A Ordinary Shares exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to Semnur to fund working capital needs of New Semnur. As of October 17, 2024, there was approximately $8.9 million in the Trust Account. On July 11, 2024, Denali held an extraordinary general meeting to vote on a proposal to approve an amendment to its Current Denali Charter to extend the deadline by which it must complete its initial business combination from July 11, 2024 to April 11, 2025. In connection with this proposal, it was required to give its public shareholders redemption rights. A total of 3,785,992 Denali Class A Ordinary Shares were redeemed at a per share redemption price of $11.47. As a result, approximately $43.4 million was removed from the Trust Account subsequent to July 11, 2024. On April 11, 2025, Denali held an extraordinary general meeting to vote on a proposal to approve an amendment to its Current Denali Charter to extend the deadline by which it must complete its initial business combination from April 11, 2025 to December 11, 2025. In connection with this proposal, it was required to give its public shareholders redemption rights. A total of 708,098 Denali Class A Ordinary Shares were redeemed at a per share redemption price of $12.17. As a result, approximately $8.6 million was removed from the Trust Account subsequent to April 11, 2025. Denali estimates that approximately $12.10 per issued and outstanding share issued in the IPO will be paid to the public investors exercising their redemption rights.

Q:	What equity stake will current Denali shareholders and Semnur stockholders hold in New Semnur after the Closing?

A:

It is anticipated that, upon the closing of the Business Combination, if none of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders will retain an ownership interest of less than 0.1% in New Semnur, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex, as the controlling stockholder of Semnur prior to such closing, will own approximately (i) 83.8% of New Semnur in the form of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. In each redemption scenario, Scilex will be the single largest stockholder of New Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination.

If all of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently outstanding have been redeemed, Denali’s public shareholders would not own any shares of New Semnur Common Stock, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex will own approximately (i) 83.8% of New Semnur in the form of shares of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of shares of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. In each redemption scenario, Scilex will be the single largest stockholder of New

Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

The foregoing ownership percentages with respect to New Semnur do not take into account the potential dilutive effect of all of the Public Warrants, the Public Warrants underlying the Public Units, the Denali Private Placement Warrants underlying the Denali Private Placement Units, and shares that may be issued upon exercise of options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal) because it is unknown whether such warrants and stock options will ever be exercised for shares of New Semnur Common Stock. For additional information regarding the potential dilutive effect of such securities, see the question immediately below titled “What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?” If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Denali public shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?

A:

After the completion of the Business Combination, public shareholders will own a significantly smaller percentage of the combined company than they currently own of Denali. Consequently, public shareholders, as a group, will have a significantly reduced ownership and voting power in the combined company compared to their ownership and voting power in Denali.

The following table sets forth the ownership percentages of New Semnur upon completion of the Business Combination assuming no redemptions, 25% redemptions, 50% redemptions, 75% redemptions, and 100% redemptions, including all sources of potential dilution. The ownership percentages reflected in the table are based upon the number of Denali Ordinary Shares and shares of Semnur Common Stock issued and outstanding as of the date of this proxy statement/prospectus and are subject to the following additional assumptions:

•

Denali has an aggregate of 43,739 public shares outstanding (comprised of the 29,117 public shares currently outstanding and assuming that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination) prior to any additional redemptions which may occur in conjunction with the proposed Business Combination;

•

a maximum of 6,000,000 shares of Semnur Preferred Stock are outstanding as of immediately prior to the Effective Time and a maximum of 600,000 shares of New Semnur Common Stock are being issued in respect thereof in connection with the Business Combination;

•

all 510,000 Denali Private Placement Units are redeemed for a corresponding number of shares of New Semnur Common Stock and New Semnur Warrants that are exercisable for a corresponding number of shares of New Semnur Common Stock;

•

exercise of all (i) 8,235,378 Public Warrants currently outstanding, (ii) 14,622 Public Warrants issued upon redemption of the Public Units, and (iii) 510,000 Denali Private Placement Warrants issued upon redemption of the Denali Private Placement Units;

•	approval of the Option Exchange Proposal and that all Semnur stock options are exchanged for options to acquire 50,000,000 shares of New Semnur Common Stock;

•

the 24,400,000 shares of Semnur Common Stock issued pursuant to the Consulting Services Agreements are converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement;

•

all Denali Promissory Notes are converted into an aggregate of 323,161 shares of New Semnur Common Stock, based on principal and accrued interest thereunder through September 30, 2025, of which 18,000 shares of New Semnur Common Stock will be issued to Scilex;

•	underwriting fees are paid in the form of 86,625 shares of common stock of the public company surviving a business combination; and

•	no issuance of additional securities by Denali prior to Closing.

While the below table reflects all known sources of potential dilution, neither Denali nor Semnur can predict whether the following securities will ever be exercised for shares of New Semnur Common Stock: (a) 8,235,378 Public Warrants outstanding, (b) 14,622 Public Warrants underlying the Public Units, (c) 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). This table is being provided solely for information purposes to allow readers to compare the fully-diluted capitalization of New Semnur immediately following the Closing with non-fully diluted capitalization of New Semnur (i.e., only those shares that will actually be issued and outstanding immediately following the Closing) presented elsewhere in this prospectus.

For purposes of the table below:

No Redemption Scenario: This scenario assumes that no public shareholders exercise redemption rights with respect to their Denali Class A Ordinary Shares upon consummation of the Business Combination.

Interim Redemption Scenarios (25%, 50% and 75%): These scenarios assume that public shareholders holding approximately 10,935, 21,870, and 32,805 Denali Class A Ordinary Shares, respectively, will exercise their redemption rights upon consummation of the Business Combination.

Maximum Redemption Scenario: This scenario assumes that public shareholders holding all 29,117 Denali Class A Ordinary Shares issued and outstanding and subject to redemption will exercise their redemption rights upon consummation of the Business Combination.

If any of these assumptions are not correct, these share numbers and ownership percentages will be different.

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Denali public shareholders*	43,739	0.0%	32,804	0.0%	21,869	0.0%	10,934	0.0%	—	—%
Initial Shareholders	1,562,500	0.5%	1,562,500	0.5%	1,562,500	0.5%	1,562,500	0.5%	1,562,500	0.5%
Shares Underlying Public Warrants	8,235,378	2.8%	8,235,378	2.8%	8,235,378	2.8%	8,235,378	2.8%	8,235,378	2.8%
Shares Underlying Public Warrants Underlying Public Units	14,622	0.0%	14,622	0.0%	14,622	0.0%	14,622	0.0%	14,622	0.0%
Share Underlying the Denali Private Placement Units	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%
Shares Underlying Private Warrants Underlying the Denali Private Placement Units	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%
Scilex Holding Company (common stock)**	201,118,000	68.7%	201,118,000	68.7%	201,118,000	68.7%	201,118,000	68.7%	201,118,000	68.7%
Semnur Option Holders	50,000,000	17.1%	50,000,000	17.1%	50,000,000	17.1%	50,000,000	17.1%	50,000,000	17.1%

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
	Shares	%	Shares	%	Shares	%	Shares	%	Shares	%
Consultant Fees Paid in Shares	30,500,000	10.4%	30,500,000	10.4%	30,500,000	10.4%	30,500,000	10.4%	30,500,000	10.4%
Denali Convertible Promissory Notes***	305,161	0.1%	305,161	0.1%	305,161	0.1%	305,161	0.1%	305,161	0.1%
Underwriters Fees Paid in Shares	86,625	0.0%	86,625	0.0%	86,625	0.0%	86,625	0.0%	86,625	0.0%

Total Number of Shares	292,886,025	100.0%	292,875,090	100.0%	292,864,155	100.0%	292,853,220	100.0%	292,842,286	100.0%

*

Comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination.

**

Includes 155,000,000 shares of Semnur Common Stock held by Scilex’s wholly owned subsidiary, Scilex, Inc. (f/k/a Scilex Holding Company) and 5,000,000 shares of Semnur Common Stock contributed to Scilex Bio (which is controlled by Scilex) on April 17, 2025 (which will be converted into an aggregate of 200,000,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement) and 18,000 shares of New Semnur Common Stock to be issued in respect of amounts owed to Scilex under that certain convertible promissory note issued by Denali to Scilex in the total principal amount of up to $180,000 (assuming the full draw down on such note) and excludes the impact of the Scilex Dividend described immediately below (as a payment date has not yet been set and such dividend may be revoked by the board of directors of Scilex (the “Scilex Board”) prior to the payment date therefor) and shares of New Semnur Series A Preferred Stock, as such shares are not convertible into shares of New Semnur Common Stock.

***	Excludes the shares issuable upon conversion of the promissory note held by Scilex, which shares are included in Scilex’s holdings above.

Denali’s Net Tangible Book Value Per Share, As Adjusted and Dilution

Dilution per share to the original investors in Denali is determined by Denali’s net tangible book value per share, as adjusted, excluding the Business Combination itself and giving effect to material probable or consummated transactions and other material effects on the net tangible book value per share, from the initial public offering price per share paid by original investors in Denali as set forth below under the five redemption scenarios:

	Assuming No Redemption Scenario	Assuming 25% Redemption Scenario	Assuming 50% Redemption Scenario	Assuming 75% Redemption Scenario	Assuming Maximum Additional Redemption Scenario
Initial public offering price per share of Denali	$10.00	$10.00	$10.00	$10.00	$10.00
Pro forma net tangible book value per share as of March 31, 2025, as adjusted(1)	$(0.29)	$(0.29)	$(0.29)	$(0.30)	$(0.30)

Difference between initial public offering price of Denali and pro forma net tangible book value per share, as adjusted	$10.29	$10.29	$10.29	$10.30	$10.30

(1)	Set forth below is the calculation of pro forma net tangible book value per share as of March 31, 2025, as adjusted:

	Assuming No Redemption Scenario	Assuming 25% Redemption Scenario	Assuming 50% Redemption Scenario	Assuming 75% Redemption Scenario	Assuming Maximum Additional Redemption Scenario
Denali’s net tangible book value as of March 31, 2025	$(10,736,481)	$(10,736,481)	$(10,736,481)	$(10,736,481)	$(10,736,481)
Transaction adjustments:
Funds from trust account, net of April 2025 Redemptions	527,614	395,711	263,807	131,904	—
Impact of remaining transaction costs	(3,344,129)	(3,344,129)	(3,344,129)	(3,344,129)	(3,344,129)
Promissory Notes as of March 31, 2025 to be settled in shares	3,078,834	3,078,834	3,078,834	3,078,834	3,078,834
Deferred underwriting commissions as of March 31, 2025 to be settled in shares	866,250	866,250	866,250	866,250	866,250

Denali’s net tangible book value as of March 31, 2025, as adjusted	$(9,607,911)	$(9,739,815)	$(9,871,718)	$(10,003,622)	$(10,135,526)

Denali shares outstanding as of March 31, 2025(2)	33,510,747	33,499,812	33,488,877	33,477,942	33,467,008
Pro forma net tangible book value per share as of March 31, 2025, as adjusted	$(0.29)	$(0.29)	$(0.29)	$(0.30)	$(0.30)

(2)	Set forth below is the calculation of as adjusted Denali’s shares outstanding as of March 31, 2025:

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
Holders	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %
Denali public shareholders	43,739	0.1%	32,804	0.1%	21,869	0.1%	10,934	0.1%	—	0.0%
Denali initial shareholders	1,562,500	4.7%	1,562,500	4.7%	1,562,500	4.7%	1,562,500	4.7%	1,562,500	4.7%
Shares Underlying the Denali Private Placement Units	510,000	1.5%	510,000	1.5%	510,000	1.5%	510,000	1.5%	510,000	1.5%
Shares issued under Sponsor Interest Purchase Agreement	500,000	1.5%	500,000	1.5%	500,000	1.5%	500,000	1.5%	500,000	1.5%
Shares issued from settlement of Promissory Notes as of March 31, 2025	307,883	0.3%	307,883	0.3%	307,883	0.3%	307,883	0.3%	307,883	0.3%
Underwriters Fees Paid in Shares	86,625	0.9%	86,625	0.9%	86,625	1.0%	86,625	0.9%	86,625	1.0%
Consultant Shares	30,500,000	91.0%	30,500,000	91.0%	30,500,000	91.0%	30,500,000	91.0%	30,500,000	91.0%

Total Number of Shares**	33,510,747	100.0%	33,499,812	100.0%	33,488,877	100.0%	33,477,942	100.0%	33,467,008	100.0%

**

Excludes 8,235,378 of shares underlying public warrants, 14,622 of shares underlying public warrants underlying public units, and 510,000 of shares underlying private warrants underlying the Denali private placement units because such warrants are expected to remain outstanding after the Business Combination since their exercise is not contingent on the consummation of the Business Combination. Other potential sources of dilution that may occur following the consummation of the Business Combination include

50,000,000 of shares associated with Semnur option holders and 30,500,000 of shares of Semnur consultant fees paid in shares.

The calculation in this footnote (2), used as the denominator for each book value per share as of March 31, 2025, as adjusted, excludes shares of common stock issued as Merger Consideration to the former securityholders of Semnur from the denominator of the per-share calculation as well as certain securities that could be potential sources of dilution after the closing of the Business Combination, including: 8,235,378 shares underlying public warrants and 510,000 shares underlying private warrants forming part of the Denali private placement units; and approximately 50,000,000 shares of New Semnur Common Stock reserved for issuance to Semnur option holders (assuming approval of the Option Exchange Proposal).

Q:	What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?

A:

On October 27, 2024, the Scilex Board, Semnur’s controlling stockholder, declared a stock dividend (the “Scilex Dividend”) consisting of an aggregate of 5,000,000 shares of Series 1 Mandatory Exchangeable Preferred Stock, par value $0.0001 per share, of Scilex (the “Scilex Series 1 Preferred Stock”) to record holders of certain securities of Scilex as of the close of business on November 7, 2024, which was subsequently changed to such later date to be determined in the sole discretion of the Scilex Board (such later record date as so determined by the Scilex Board, the “Scilex Record Date”). The Scilex Board has not yet set a payment date for the Scilex Dividend and the Scilex Board has the right to change the Scilex Record Date and to revoke the payment of the Scilex Dividend at any time prior to the payment date.

Pursuant to the terms of the Certificate of Designation of Preferences, Rights and Limitations of Series 1 Mandatory Exchangeable Preferred Stock (the “Scilex Certificate of Designation”) governing the Scilex Series 1 Preferred Stock, the holders of the Scilex Series 1 Preferred Stock may become entitled to a pro rata portion of the number of shares that represents the lesser of (a) 10% of the shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted, including New Semnur Common Stock), held by Scilex as of immediately prior to the Scilex Effective Time (as defined below) (taking into account any adjustment for any stock dividend, stock split, reverse stock split or similar transaction) and (b) that number of shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted, including New Semnur Common Stock) equal to $200,000,000 divided by the closing price of such Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted) on any national securities exchange on which such shares are listed on the date that is 10 trading days prior to the Determination Date (as defined below), which shares shall be paid from the shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted, including New Semnur Common Stock) held by Scilex as of immediately prior to the Effective Time (taking into account any adjustment for any stock dividend, stock split, reverse stock split or similar transaction). For purposes of the Scilex Certificate of Designation, (i) “Scilex Effective Time” means the effective time of the Business Combination as determined under the terms of the Merger Agreement, (ii) “Determination Date” means, if the Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted, including New Semnur Common Stock) is listed for, and trading on, any national securities exchange, the date that is 15 trading days following the Registration Date, (iii) “Registration Date” means the earlier of (A) the Effective Time, at which time the shares of Semnur Common Stock (or such other securities into which or for which such stock has been exchanged or including New Semnur Common Stock) are registered under the Exchange Act and (B) the time at which the Registration Statement (as defined in the following clause (iv)) is declared effective by the SEC, and (iv) “Registration Statement” means a registration statement, whether under the Exchange Act or the Securities Act, that is filed by Semnur or any successor thereto or affiliate thereof with respect to the registration of the Semnur Common Stock (or any securities into which or for which such stock may be exchanged or including New Semnur Common Stock).

Because the Scilex Dividend will be paid from the shares of Semnur Common Stock (or such other securities into which or for which such stock may be exchanged or converted, including New Semnur

Common Stock) and will not be in the form of newly issued shares of New Semnur Common Stock, only the ownership percentage of Scilex following the Business Combination will be impacted by the Scilex Dividend if such dividend is actually paid. If Scilex completes the Scilex Dividend and the Scilex Series 1 Preferred Stock is exchanged for New Semnur Common Stock pursuant to the terms of the Scilex Certificate of Designation governing the Scilex Series 1 Preferred Stock, then following the closing of the Business Combination, Scilex, as the controlling stockholder of Semnur prior to such closing, (i) in the no redemptions scenario will own approximately (a) 75.4% of New Semnur in the form of New Semnur Common Stock and (b) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock, which will give Scilex 77.9% of the voting power of New Semnur’s capital stock and (b) in the maximum redemptions scenario, will own approximately (a) 75.4% of New Semnur in the form of New Semnur Common Stock and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock, which will give Scilex 77.9% of the voting power of New Semnur’s capital stock. In each redemption scenario, Scilex will still be the single largest stockholder of New Semnur following the closing of the Business Combination.

As noted above, the Scilex Board has not yet set a payment date for the Scilex Dividend and the Scilex Board has the right to change such Scilex Record Date and to revoke the payment of the Scilex Dividend at any time prior to the payment date.

Q:	What happens if a substantial number of Denali public shareholders vote in favor of the Business Combination proposal and all of the Denali public shareholders exercise their redemption rights?

A:

Denali public shareholders may vote in favor of the Business Combination and still exercise their redemption rights. Accordingly, subject to the satisfaction of the closing conditions set forth in the Merger Agreement (described elsewhere in this proxy statement/prospectus), the Business Combination may be consummated even though the funds available from the Trust Account and the number of Denali public shareholders are reduced as a result of redemptions by the Denali public shareholders.

Q:	Did the Denali Board obtain a third-party valuation or fairness opinion in determining whether to proceed with the Business Combination?

A:

Yes. On July 8, 2024, the audit committee of the Denali Board (the “Denali Audit Committee”) retained CB Capital Partners, Inc. (“CB Capital”) to conduct an analysis of the Business Combination and to provide an opinion as to the valuation range for the acquired assets and whether the Business Combination was fair, from a financial point of view. On August 30, 2024, the Denali Board (solely in such capacity) obtained an opinion from CB Capital to the effect that, as of that date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CB Capital as set forth in its written opinion, the valuation range for the acquired assets, from a financial point of view, was between $2.001 billion and $2.554 billion, and the Business Combination was fair, from a financial point of view. See the section titled “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital” and the opinion (as described below) attached as Annex H to this proxy statement/prospectus. As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. Holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025.

Q:	Do any of Denali’s directors or officers and the Sponsor have interests that may conflict with my interests with respect to the Business Combination?

A:

In considering the recommendation of the Denali Board to vote for the approval of the Business Combination Proposal and other proposals, Denali’s shareholders should be aware that certain Denali executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of Denali’s shareholders generally, including:

•

If Denali is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on completion of a business combination is $6,548,237, comprised of (i) $25,000 representing the aggregate purchase price paid for the Denali Class B Ordinary Shares, (ii) $5,100,000 representing the aggregate purchase price paid for the Denali Private Placement Units, (iii) $1,408,200 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Convertible Promissory Note and (iv) $115,037 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Extension Convertible Promissory Note.

•

As a result of the low initial purchase price (consisting of $25,000 for the 2,062,500 Denali Class B Ordinary Shares, or approximately $0.012 per share, and $5,100,000 for the Denali Private Placement Units), the Sponsor, its affiliates and Denali’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as Denali’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by December 11, 2025, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Denali Class B Ordinary Shares.

•

The 1,562,500 shares of New Semnur Common Stock into which the 1,562,500 Denali Class B Ordinary Shares held by the Sponsor Persons will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $18,578,125, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 shares of New Semnur Common Stock into which the 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $6,063,900, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 New Semnur Warrants into which the 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units held by the Sponsor will convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $25,500 based upon the closing price of $0.05 per Public Warrant on OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

In the event that Denali fails to consummate a business combination within the prescribed time frame (pursuant to the Current Denali Charter), or upon the exercise of a redemption right in connection with the Business Combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than Denali’s independent registered public accounting firm) for services rendered or products sold to Denali, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•

Denali, the Sponsor, each of Denali’s directors and executive officers and Semnur entered into the Sponsor Support Agreement, pursuant to which, among other things, each of Denali’s directors and executive officers and the Sponsor agreed to vote any Denali securities held by them to approve the Business Combination and the other Denali shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their Denali securities in connection with the consummation of the Business Combination.

•

The Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement, pursuant to which Scilex purchased 500,000 Denali Class B Ordinary Shares (the “Purchased Interests”) that were held by the Sponsor in consideration of (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (“Scilex Shares”). Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

•

Pursuant to the Registration Rights Agreement, Denali, the Sponsor, Scilex, and certain shareholders of Denali will have the right to require New Semnur, at New Semnur’s expense, to register New Semnur Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that New Semnur will pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali.”

•

As a result of multiple business affiliations, Denali’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Current Denali Charter provides that the doctrine of corporate opportunity will not apply with respect to any of Denali’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Denali does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination. Denali’s management is not aware of any such corporate opportunities not being offered to Denali and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.

•

The exercise of Denali’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

•

If the Business Combination is completed, Scilex will designate all members of the New Semnur Board. As such, in the future, such designees may receive cash fees, stock options or stock awards that the New Semnur Board determines to pay to its executive and non–executive directors.

•

Following the consummation of the Business Combination, New Semnur will maintain a directors’ and officers’ liability insurance policy in favor of Denali’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Denali insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six–year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, covering such directors and officers.

•

Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out–of–pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Semnur, to examine their operations. There is no limit on the amount of out–of–pocket expenses reimbursable by us in this regard.

•

Denali’s officers, advisors and directors are not required to, and will not, commit their full time to Denali’s affairs, which may result in a conflict of interest in allocating their time between Denali’s operations and the proposed Business Combination, on one hand, and their other businesses, on the other hand. In addition, certain of Denali’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities, and therefore could have conflicts of interest in determining whether to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Denali does not believe that such duties have had any material impact on the identification of companies that may be appropriate acquisition targets.

•

At the option of the Sponsor, the $1,408,200 and $115,037 principal balances as of March 31, 2025 under each of the Sponsor Convertible Promissory Note and Sponsor Extension Convertible Promissory Note, respectively, may be converted into Denali Private Placement Shares, at the price of $10.00 per Denali Private Placement Share, in connection with the consummation of an initial business combination.

•	Denali may be entitled to distribute or pay over funds held by Denali outside the Trust Account to the Sponsor or any of its affiliates prior to the closing of the Business Combination.

•	The directors and officers of Denali own the number of Class B Ordinary Shares as shown below.

Name of Person	Position	Founder Shares
Lei Huang	Chief Executive Officer and Director	50,000
You (“Patrick”) Sun	Chief Financial Officer	20,000
Huifeng Chang	Director	20,000
Jim Mao	Director	20,000
Kevin Vassily	Director	20,000

These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

Q:

Will Scilex have continued voting and operational control over Semnur following the Business Combination and will Semnur continue to rely on funding and services provided by Scilex following the Business Combination?

A:

Immediately following the Business Combination, as disclosed elsewhere in this proxy statement/prospectus, Scilex will control a minimum of approximately 86.3% of the voting power of the post-Business Combination company, which means that Scilex will control the vote of all matters submitted to a vote of the New Semnur stockholders. This control will enable Scilex to control the election of the members of the New Semnur Board and all other corporate decisions. In particular, for so long as Scilex continues to own a majority of the New Semnur Common Stock, Scilex will be able to cause or prevent a change of control of New Semnur or a change in the composition of the New Semnur Board and could preclude any unsolicited acquisition of New Semnur.

Pursuant to the Registration Rights Agreement and the Proposed Charter, which will take effect upon completion of the Business Combination, Scilex will have certain rights, and the ability to take certain actions, that are not otherwise available to all New Semnur stockholders. For example, the Registration Rights Agreement provides Scilex the right, following the Business Combination and subject to certain conditions, to demand that New Semnur file a registration statement or request that their shares of New Semnur Common

Stock be covered by a registration statement that New Semnur is otherwise filing. See the section titled “Description of New Semnur Securities — Registration Rights” for additional information regarding these rights. In addition, until such time as Scilex first ceases to own greater than 50% of the outstanding voting power of the New Semnur Common Stock, the Proposed Charter will effectively provide Scilex with the ability to fill vacancies on the New Semnur Board, remove directors (with or without cause), call a special meeting of the New Semnur stockholders, amend the Proposed Charter (subject to approval of the New Semnur Board) and amend the Proposed Bylaws. The directors so elected will have the authority, subject to the terms of New Semnur’s indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. See the section titled “Description of New Semnur Securities — Anti-takeover Matters in New Semnur’s Governing Documents and Under Delaware Law” for additional information regarding Scilex’s ability to take such actions.

Even when Scilex ceases to control a majority of the total voting power of New Semnur, for so long as Scilex continues to own a significant percentage of the New Semnur Common Stock and for so long as the Scilex Group owns any shares of New Semnur Series A Preferred Stock, Scilex will still be able to significantly influence the composition of the New Semnur Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Scilex will have significant influence with respect to New Semnur’s management, business plans and policies. Because of the significant ownership position held by Scilex, New Semnur’s classified board structure and the rights granted to Scilex under the Stockholder Agreement, new investors may not be able to effect a change in New Semnur’s business or management. See the section titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex”.

Scilex currently performs or supports many important corporate functions for Semnur and following the completion of the Business Combination, New Semnur will need to replicate or replace certain functions, systems and infrastructure provided by Scilex to which New Semnur will no longer have the same access after the Business Combination. New Semnur anticipates that it will rely significantly on Scilex for operational and funding support as it transitions to being a stand-alone public company. In connection with the closing of the Business Combination, New Semnur will enter into a transition services agreement with Scilex (the “Transition Services Agreement”) for a term of three years, pursuant to which New Semnur will be able to utilize certain employees and other service providers of Scilex to operate its business, including with respect to the following business functions: finance, human resources, information systems, legal and administrative, R&D support and commercialization support. Transition services provided by Scilex will be on a cost plus 10% basis, provided that the service fees will not exceed $2,000,000 per annum until all payments under the Oramed Note have been paid in full in cash, and New Semnur will reimburse Scilex for its out of pocket fees, costs or expenses. While Semnur believes that the term of the Transition Services Agreement provides sufficient time for New Semnur to develop its commercial infrastructure and other business functions, New Semnur may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that New Semnur will receive from Scilex under the Transition Services Agreement.

Additionally, after the Transition Services Agreement terminates, New Semnur may be unable to sustain the services at the same levels or obtain the same benefits as when New Semnur was receiving such services and benefits from Scilex. When New Semnur begins to operate these functions separately from Scilex, if it does not have its own adequate systems and business functions in place, or is unable to obtain them from other providers, New Semnur may not be able to operate its business effectively or at comparable costs, and its profitability may decline. In addition, Semnur has historically received informal support from Scilex, which may not be addressed in the Transition Services Agreement with Scilex. The level of this informal support will diminish or cease following the Business Combination.

Semnur is also dependent upon Scilex to provide funding to support its operations, at least until such time as it is able to obtain external financing on its own to continue to fund its research and development, including its plans for clinical and preclinical trials and new product development, as well as to fund operations generally. Such external financing may include a combination of equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. The amount and timing of New Semnur’s future funding requirements will depend on many factors, some of which are outside of its control. Scilex believes that establishing Semnur as a stand-alone company through the Business Combination will highlight its underlying fundamentals and future growth potential and, as a result, Semnur will be better able to attract investors and obtain the financing necessary to develop and commercialize SP-102. See the sections titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex”, “Business of Semnur — Employees and Human Capital Resources”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur —Liquidity and Capital Resources — Future Liquidity Needs” and “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — Why is Scilex conducting the Business Combination and related transactions?” for further discussions of Semnur’s and Scilex’s ongoing relationship and our liquidity needs.

Q:	Will any of New Semnur’s directors and officers have actual or potential conflicts of interest because of their positions with Scilex?

A:

Following the Business Combination, Mr. Shah, Dr. Ji, Dr. Chun, Mr. Followwill and Dr. Wu will serve on the New Semnur Board. Mr. Shah and Dr. Ji, who will also be New Semnur executive officers, will retain their positions as members of the board of directors of Scilex (and in the case of Dr. Ji, the positions of Executive Chairman of the board of directors of Scilex, and in the case of Mr. Shah, the position of President and Chief Executive Officer). Mr. Ma will be New Semnur’s Chief Financial Officer and will retain his position as Chief Financial Officer, Senior Vice President and Secretary of Scilex.

Service as an overlapping director or officer of Scilex and New Semnur could create, or appear to create, conflicts of interest with respect to matters involving or affecting more than one of the companies to which such directors or officers owe fiduciary duties. For example, these matters could relate to potential acquisitions of businesses or products, the development and ownership of technologies and product candidates, the sale of products, markets and other matters in which New Semnur’s best interest and the best interests of its stockholders may conflict with the best interests of Scilex and its stockholders. In particular, it is possible that New Semnur may be precluded from participating in certain business opportunities that New Semnur might otherwise have participated in as those opportunities may be presented to Scilex because such directors may deem such opportunities to have a greater benefit to Scilex than to New Semnur.

In addition, such directors and officers may own shares of Scilex common stock, options to purchase shares of Scilex common stock or other Scilex equity awards. These individuals’ holdings of Scilex common stock, options to purchase shares of Scilex common stock or other equity awards of Scilex may be significant for some of these persons compared to these persons’ total assets. Their position at Scilex and the ownership of any Scilex equity or equity awards creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Scilex than the decisions have for us. Potential conflicts of interest may also arise if New Semnur enters into commercial arrangements with Scilex in the future. As a result of these actual or apparent conflicts, New Semnur may be precluded from pursuing certain growth initiatives. See the section titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex — Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with Scilex” for additional discussion.

QUESTIONS AND ANSWERS ABOUT THE MEETING AND REDEMPTION RIGHTS

Q:	When and where is the Meeting?

A:	The Meeting will be held on Wednesday, September 3, 2025 at 9:00 a.m., Eastern Time, at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022.

Q:	What is being voted on at the Meeting?

A:	Below are the Proposals that the Denali shareholders are being asked to vote on at the Meeting:

•	Proposal 1 — The Business Combination Proposal — to approve and adopt the Merger Agreement and the Business Combination.

•	Proposal 2 — The Domestication Proposal — to approve the domestication of Denali as a Delaware corporation.

•	Proposal 3 — The Charter Approval Proposal — to approve and adopt the Proposed Charter attached to this proxy statement/prospectus as Annex B.

•	Proposal 4 — The Bylaws Approval Proposal — to approve and adopt the Proposed Bylaws attached to this proxy statement/prospectus as Annex C.

•

Proposals 5A-5G — The Advisory Governance Proposals — to approve and adopt, on a non-binding advisory basis, a proposal to approve governance provisions contained in the Proposed Charter, as compared to our Current Denali Charter.

•

Proposal 6 — The Director Election Proposal — to elect, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Jay Chun, M.D., Ph.D., Dorman Followwill and Yue Alexander Wu, Ph.D. to serve on the New Semnur Board until their respective successors are duly elected and qualified.

•

Proposal 7 —  The Nasdaq Proposal — to approve and adopt the issuance of more than 20% of the issued and outstanding Denali Ordinary Shares in connection with the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a) and (b).

•	Proposal 8 — The Option Exchange Proposal — to approve the exchange of Semnur stock options for options relating to New Semnur Common Stock.

•	Proposal 9 — The Adjournment Proposal — to approve the adjournment of the Meeting.

Q:	What is the quorum requirement for the Meeting?

A:

Shareholders representing a majority of the issued and outstanding Denali Ordinary Shares as of the Record Date and entitled to vote at the Meeting must be present in person or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Denali Ordinary Shares will be counted for purposes of determining if there is a quorum if the shareholder (i) is present in person and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or nominee. In the absence of a quorum, within half an hour from the time appointed for the Meeting to commence, the Meeting will stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as the Denali Board may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders of Denali present shall be a quorum.

Q:	What vote is required to approve the Proposals?

A:

Proposal 1 —  The Business Combination Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Business Combination Proposal.

Proposal 2 — The Domestication Proposal requires the affirmative vote of two-thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Solely in connection with the Domestication Proposal, holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Domestication Proposal.

Proposal 3 —  The Charter Approval Proposal requires the affirmative vote of two-thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Charter Approval Proposal.

Proposal 4 —  The Bylaws Approval Proposal requires the affirmative vote of two-thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Bylaws Approval Proposal.

Proposals 5A-5G —  The Advisory Governance Proposals require the affirmative vote of the majority of the issued and outstanding Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Advisory Governance Proposals.

Proposal 6 —  The Director Election Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. In accordance with the Current Denali Charter, prior to the consummation of the Business Combination, only the holders of Denali Class B Ordinary Shares are entitled to vote on the Director Election Proposal. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Director Election Proposal.

Proposal 7 —  The Nasdaq Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Nasdaq Proposal.

Proposal 8 —  The Option Exchange Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Option Exchange Proposal.

Proposal 9 —  The Adjournment Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. An abstention will count towards the quorum for the Meeting but will not otherwise be counted. Broker non-votes will have no effect on the vote for the Adjournment Proposal.

Q:	Are any of the Proposals conditioned on one another?

A:

Yes. Each of the Proposals other than the Advisory Governance Proposals and the Adjournment Proposal are contingent upon each other. It is important for you to note that in the event that the Business Combination Proposal is not approved, Denali will not consummate the Business Combination. If Denali does not consummate the Business Combination and fails to complete an initial business combination by December 11, 2025, Denali will be required to dissolve and liquidate, unless Denali seeks further shareholder approval to amend its Current Denali Charter to extend the date by which the Business Combination may be consummated.

Q:	How will the Initial Shareholders vote?

A:

Pursuant to a letter agreement, dated as of April 6, 2022, the Initial Shareholders agreed to attend the Meeting and vote their respective founder shares in favor of the Business Combination Proposal and other proposals (the “Letter Agreement”). In addition, in connection with the execution of the Merger Agreement, the Initial Shareholders entered into the Sponsor Support Agreement with Semnur, pursuant to which they agreed to vote all Denali Ordinary Shares beneficially owned by them in favor of the Proposals. As of the date of this proxy statement/prospectus, a total of 2,072,500 Denali Ordinary Shares, or approximately 79.2% of the issued and outstanding Denali Ordinary Shares, were subject to the Letter Agreement and the Sponsor Support Agreement. As a result, no Denali Class A Ordinary Shares held by the public shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal is the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof, assuming only the minimum number of Denali Ordinary Shares to constitute a quorum is present, none of the issued and outstanding Denali Class A Ordinary Shares held by the public shareholders must be voted in favor of the Business Combination Proposal for it to be approved.

Q:	How many votes do I have at the Meeting?

A:

You are entitled to one vote for each Denali Ordinary Share that you held as of August 12, 2025, the Record Date; provided that holders of Denali Class B Ordinary Shares will have ten votes per share solely with respect to the Domestication Proposal.

Q:	Who may vote at the Meeting?

A:

Only holders of record of Denali Ordinary Shares as of the close of business on August 12, 2025 may vote at the Meeting. As of August 12, 2025, there were 2,616,239 Denali Ordinary Shares (consisting of 29,117 Denali Class A Ordinary Shares, 14,622 Denali Class A Ordinary Shares underlying the Public Units, 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units and 2,062,500 Denali Class B Ordinary Shares) issued and outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:	Am I required to vote against the Business Combination Proposal in order to have my public shares redeemed?

A:

No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Denali redeem your public shares for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of public shares for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of public shares electing to exercise their redemption rights will not be entitled to receive such payments and their public shares will be returned to them.

Q:	How do I exercise my redemption rights?

A:

If you are a public shareholder and you seek to have your public shares redeemed, you must (i) demand, no later than 5:00 p.m., Eastern Time on August 29, 2025 (at least two business days before the Meeting), that Denali redeem your public shares into cash; and (ii) submit your request in writing to VStock, at the address listed at the end of this section and deliver your public shares to VStock physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System, in each case, at least two business days before the Meeting.

Any corrected or changed written demand of redemption rights must be received by VStock at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s public shares have been delivered (either physically or electronically) to VStock at least two business days prior to the vote before the Meeting.

Denali public shareholders may seek to have their public shares redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of public shares as of the Record Date. Any public shareholder who holds public shares on or before 5:00 PM Eastern Time on August 29, 2025 (at least two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at the consummation of the Business Combination.

The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net taxes payable) and not previously released to Denali to pay its taxes, divided by the number of then-outstanding public shares. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Subject to applicable securities laws (including with respect to material nonpublic information), there is a possibility that the Sponsor and/or its affiliates may purchase Denali Class A Ordinary Shares in open market or private transactions outside of the redemption process, for purposes of ensuring that certain Nasdaq initial listing requirements will be met. In the event that the Sponsor and/or its affiliates purchase Denali Class A Ordinary Shares, any such agreement or arrangement will (i) provide that the Sponsor and/or its affiliates will purchase the Denali Class A Ordinary Shares at a price no higher than the price offered through the redemption process, (ii) include a representation that any Denali Class A Ordinary Shares purchased by the Sponsor and/or its affiliates will not be voted in favor of approving the Business Combination, and (iii) provide that the Sponsor and/or its affiliates do not possess any redemption rights with respect to the Denali Class A Ordinary Shares or, if they possess redemption rights, they waive such rights.

In addition, to the extent any such purchases are made by the Sponsor and/or its affiliates, Denali will disclose in a Current Report on Form 8-K, prior to the Meeting, the following information with respect to any such transaction: (a) the amount of Denali Class A Ordinary Shares purchased outside of the redemption offer by the Sponsor and/or its affiliates, along with the purchase price; (b) the purpose of the purchases by the Sponsor and/or its affiliates; (c) the impact, if any, of the purchases by the Sponsor and/or its affiliates on the likelihood that the business combination transaction will be approved; (d) the identities of security holders of Denali who sold to the Sponsor and/or its affiliates (if not purchased on the open market) or the nature of Denali’s security holders (e.g., 5% security holders) who sold to the Sponsor and/or its affiliates; and (e) the number of Denali Class A Ordinary Shares for which Denali has received redemption requests pursuant to its redemption offer.

Q:	If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate any Units into underlying public shares and Warrants prior to exercising redemption rights with respect to the public shares.

Q:	If I am a Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:	No. Holders of outstanding Warrants have no redemption rights with respect to their Warrants.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

In the event that a U.S. Holder (as defined in the section titled “Material U.S. Federal Income Tax Consequences” below) elects prior to the Domestication to redeem its public shares for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Denali Class A Ordinary Shares under Section 302 of the Code or is treated as a distribution under Section 301 of the Code and whether Denali would be characterized as a passive foreign investment company (“PFIC”). Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such U.S. Holder exercises his, her, or its redemption right.

Additionally, because the Domestication will occur prior to the redemption by U.S. Holders that exercise redemption rights with respect to Denali Class A Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367(b) of the Code and the PFIC rules. The tax consequences of the exercise of redemption rights, including pursuant to Section 367(b) of the Code and the PFIC rules, are discussed more fully below under “Material U.S. Federal Income Tax Consequences — U.S. Holders — Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” All holders of Denali Class A Ordinary Shares considering exercising their redemption rights are urged to consult their tax advisor on the tax consequences to them of an exercise of redemption rights, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws.

Q:	What are the U.S. federal income tax consequences of the Domestication to U.S. Holders of Denali Securities?

A:

As discussed more fully under “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities,” the Domestication is intended to qualify as a “reorganization” within the meaning of Section 368 of the Code. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a domestication of a corporation holding only investment-type assets such as Denali, the qualification of the Domestication as a “reorganization” within the meaning of Section 368 of the Code is not entirely clear. If the Domestication so qualifies, then a U.S. Holder (as defined below) will be subject to Section 367(b) of the Code and, as a result:

•

a U.S. Holder whose Denali Ordinary Shares have a fair market value of less than $50,000 on the date of the Domestication and who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Denali stock entitled to vote and less than 10% of the total value of all classes of Denali stock generally is not expected to recognize any gain or loss and generally is not expected to be required to include any part of Denali’s earnings in income pursuant to the Domestication;

•

a U.S. Holder whose Denali Ordinary Shares have a fair market value of $50,000 or more on the date of the Domestication, but who on the date of the Domestication owns (actually and constructively) less than 10% of the total combined voting power of all classes of Denali stock generally is expected to recognize gain (but not loss) on the exchange of Denali Ordinary Shares for New Semnur Common Stock pursuant to the Domestication. As an alternative to recognizing gain, such U.S. Holders may file an election to include in income as a dividend the “all earnings and profits amounts” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to their Denali Ordinary Shares, provided certain other requirements are satisfied. Denali does not expect to have significant cumulative earnings and profits on the date of the Domestication; and

•

a U.S. Holder who on the date of the Domestication owns (actually and constructively) 10% or more of the total combined voting power of all classes of Denali stock entitled to vote or 10% or more of the total value of all classes of Denali stock generally is expected to be required to include in income as a dividend the “all earnings and profits amount,” (as defined in Treasury Regulation Section 1.367(b)-2(d)) attributable to its Denali Ordinary Shares. Any U.S. Holder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. Denali does not expect to have significant cumulative earnings and profits on the date of the Domestication.

Furthermore, even if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of Denali securities may, in certain circumstances, still recognize gain (but not loss) upon the exchange of its Denali securities for New Semnur Common Stock pursuant to the Domestication under the PFIC rules of the Code equal to the excess, if any, of the fair market value of New Semnur Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in the corresponding Denali securities surrendered in exchange therefor. The tax on any such gain so recognized would be imposed at the rate applicable to ordinary income and an interest charge would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the discussion in the section titled “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities — Passive Foreign Investment Company Status.”

If the Domestication does not qualify as a reorganization, then a U.S. Holder that exchanges its Denali securities for New Semnur Common Stock generally is expected to recognize gain or loss equal to the difference between (i) the sum of the fair market value of the New Semnur Common Stock received and (ii) the U.S. Holder’s adjusted tax basis in the Denali securities exchanged.

For a more detailed discussion of certain U.S. federal income tax consequences of the Domestication, see “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities” in this proxy statement/prospectus. Holders should consult their own tax advisors to determine the tax consequences to them (including the application and effect of any state, local or other income and other tax laws) of the Domestication.

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:	How can I vote?

A:

The Meeting will be held at 9:00 a.m., Eastern Time, on Wednesday, September 3, 2025, at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022. If you are a holder of record of Denali Ordinary Shares on the Record Date for the Meeting, you may vote at the Meeting in person or by submitting a proxy for the Meeting, in any of the following ways, if available:

Vote by Mail: by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope. By signing the proxy card and returning it in the enclosed prepaid envelope to the specified address, you are authorizing the individuals named on the proxy card to vote your shares at the Meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the Meeting so that your shares will be voted if you are unable to attend the Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Denali Ordinary Shares will be voted as recommended by the Denali Board;

Vote by Internet: by visiting the website listed on your proxy card, 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on September 2, 2025 (have your proxy card in hand when you visit the website);

Vote by Phone: if a telephone number is listed on your proxy card, by calling the telephone number listed on your proxy card (have your proxy card in hand when you call); or

Vote at the Meeting: by attending and voting at the Meeting in person. You can attend the Meeting in person and vote during the Meeting by following the instructions on your proxy card.

If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Meeting and vote in person, obtain a valid proxy from your broker, bank or nominee. In most cases you may vote by telephone or over the Internet as instructed.

Q:	Who can help answer any other questions I might have about the Meeting?

A:

If you have questions about the Business Combination or if you need additional copies of this prospectus, any document incorporated by reference in this prospectus or the enclosed proxy card, you should contact:

Advantage Proxy, Inc.

Toll-Free: (877) 870-8565

Collect: (206) 870-8565

Email: ksmith@advantageproxy.com

You also may obtain additional information about Denali from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to VStock, Denali’s transfer agent, at the address below prior to the Meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on August 29, 2025 (two business days before the Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Attention: Chief Executive Officer

Q:	If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:

No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. Broker non-votes will have no effect on the vote for the any of the Proposals.

Q:	What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:

Denali will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting but it will not otherwise be counted. Broker non-votes will have no effect on the vote for the Proposals.

Q:	If I am not going to attend the Meeting, should I return my proxy card instead?

A:

Yes. Whether you plan to attend the Meeting or not, please read the enclosed proxy statement/prospectus carefully, and vote your Denali Ordinary Shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided so as to be received no later than the time appointed for the commencement of the Meeting.

Q:	How can I submit a proxy?

A:

You may submit a proxy by (a) visiting the website listed on your proxy card and following the on screen instructions (have your proxy card available when you access the webpage), or (b) if a telephone number is listed on your proxy card, by calling the telephone number listed on your proxy card, or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:	Can I change my vote after I have mailed my proxy card?

A:

Yes. If you are a shareholder of record of Denali Ordinary Shares as of the close of business on the Record Date, you can change or revoke your proxy before it is voted at the Meeting in one of the following ways:

•	Submit a new proxy card bearing a later date; or

•	Vote in person. Please note that your attendance at the extraordinary general meeting will not alone serve to revoke your proxy.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:

If you sign and return your proxy card without indicating how to vote on any particular Proposal, the Denali Ordinary Shares represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:	Should I send in my share certificates now to have my shares of Denali Class A Ordinary Shares redeemed?

A:

Denali public shareholders who intend to have their Denali Class A Ordinary Shares redeemed should send their certificates to VStock at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Q:	Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:

Denali will pay the cost of soliciting proxies for the Meeting. Denali has engaged Advantage Proxy, Inc. to assist in the solicitation of proxies for the Meeting. Denali has agreed to pay Advantage Proxy, Inc. a fee of $12,500, plus disbursements (to be paid with non-Trust Account funds). Denali will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Denali Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Denali Ordinary Shares and in obtaining voting instructions from those owners. Denali’s directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:	What happens if I sell my shares before the Meeting?

A:

The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your Denali Class A Ordinary Shares after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in Denali after the Business Combination is consummated.

Q:	Are Semnur’s stockholders required to approve the Business Combination?

A:	Yes. The Semnur stockholders are required to approve the Business Combination.

Scilex entered into the Company Stockholder Support Agreement with Denali and Semnur, pursuant to which Scilex agreed to vote all Semnur Common Stock beneficially owned by it, including any additional shares of Semnur it acquires ownership of or the power to vote, in favor of the Business Combination and related transactions. As of the date of this proxy statement/prospectus, Scilex owns all of the issued and outstanding shares of Semnur Common Stock.

Q:	Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:

Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 72 of this proxy statement/prospectus.

Q:	May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:

No. Appraisal rights are not available to holders of Denali Ordinary Shares in connection with the Business Combination or the Domestication Proposal. For additional information, see the section titled “The Meeting — Appraisal Rights.”

Q:	Who will manage New Semnur after the Business Combination?

A:

As a condition to the closing of the Business Combination, all of the officers and directors of Denali will resign, so that effective at the Closing, the New Semnur Board will consist of five individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq. For information on the anticipated management of New Semnur, see the section titled “Directors and Executive Officers of New Semnur After the Business Combination” in this proxy statement/prospectus.

Q:	Who can help answer my questions about the Proposals and related matters?

A:

If you have questions about the Business Combination or if you need additional copies of this proxy statement/prospectus, any document incorporated by reference in this proxy statement/prospectus or the enclosed proxy card, you should contact:

Advantage Proxy, Inc.

Toll-Free: (877) 870-8565

Collect: (206) 870-8565

Email: ksmith@advantageproxy.com

You also may obtain additional information about Denali from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your public shares, you will need to deliver your public shares (either physically or electronically) to VStock, Denali’s transfer agent, at the address below prior to the Meeting. Holders must complete the procedures for electing to redeem their public shares in the manner described above prior to 5:00 p.m., Eastern Time, on August 29, 2025 (two business days before the Meeting) in order for their shares to be redeemed. If you have questions regarding the certification of your position or delivery of your stock, please contact:

VStock Transfer, LLC

18 Lafayette Place

Woodmere, New York 11598

Attention: Chief Executive Officer

You may also obtain additional information about Denali from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. You should read this entire proxy statement/prospectus, including the annexes and other documents referred to herein, carefully in their entirety. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Denali’s shareholders.

The Parties to the Business Combination

Denali Capital Acquisition Corp.

Denali is a blank check company incorporated on January 5, 2022 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

On April 11, 2022, Denali consummated the IPO of 8,250,000 Public Units, including the issuance of 750,000 Public Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Public Unit consists of one Denali Class A Ordinary Share and one Public Warrant of Denali. The Public Units were sold at a price of $10.00 per unit, generating gross proceeds to Denali of $82,500,000.

Denali’s sponsor is Denali Capital Global Investments LLC, a Cayman Islands limited liability company formed by Jiandong (Peter) Xu. The Sponsor currently holds 1,432,500 Denali Class B Ordinary Shares and 510,000 Denali Private Placement Units.

Substantially concurrently with the consummation of the IPO, Denali completed the private placement (the “Private Placement”) of 510,000 Denali Private Placement Units at a purchase price of $10.00 per Denali Private Placement Unit to the Sponsor (including the private placement of 30,000 units as a result of the underwriters’ partial exercise of their over-allotment option), generating gross proceeds to Denali of $5,100,000. Each whole Denali Private Placement Unit consists of one Denali Class A Ordinary Share and one Denali Private Placement Warrant of Denali. Each Denali Private Placement Warrant entitles the holder to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Denali Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Public Units in the IPO. In addition, the Denali Private Placement Warrants are entitled to certain registration rights. The Denali Private Placement Units and Denali Private Placement Warrants (including the Denali Class A Ordinary Shares issuable upon exercise of the Denali Private Placement Warrants) will not be transferable, assignable or salable until 30 days after Denali completes the Business Combination with Semnur or another target business.

On the closing date of the IPO, a total of $84,150,000, comprised of the proceeds from the IPO and proceeds from the Private Placement, were placed in the Trust Account. On May 26, 2022, Denali announced that holders of the 8,250,000 Public Units may elect to separately trade the Denali Class A Ordinary Shares and Public Warrants comprising the Public Units commencing May 31, 2022. Those Public Units not separated would continue to trade on the OTC Markets under the symbol “DNQUF,” and each of the Denali Ordinary Shares and Warrants that were separated trade on OTC Markets under the symbols “DNQAF” and “DNQWF,” respectively. Following the delisting from Nasdaq, the Public Units, Denali Class A Ordinary Shares and Public Warrants commenced trading on the OTC Markets under the symbols “DNQUF,” “DNQAF” and “DNQWF,” respectively.

On January 25, 2023, Denali entered into an Agreement and Plan of Merger (the “Longevity Merger Agreement”), by and among Longevity Biomedical, Inc., a Delaware corporation (“Longevity”), Denali SPAC

Holdco, Inc., a Delaware corporation and direct, wholly owned subsidiary of Denali (“Holdco”), Denali SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Denali-Longevity Merger Sub”), Longevity Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Longevity Merger Sub”), and Bradford A. Zakes, solely in the capacity as seller representative (the “Seller Representative”).

Pursuant to the Longevity Merger Agreement, the parties thereto were to enter into a business combination transaction (the “Longevity Business Combination” and, together with the other transactions contemplated by the Longevity Merger Agreement, the “Longevity Transactions”), pursuant to which, among other things, immediately following the consummation of the acquisitions by Longevity of each of Cerevast Medical, Inc., Aegeria Soft Tissue LLC, and Novokera LLC, (i) the Denali-Longevity Merger Sub would merge with and into Denali (the “Denali-Longevity Merger”), with Denali as the surviving entity of the Denali-Longevity Merger, and (ii) Longevity Merger Sub would merge with and into Longevity (the “Longevity Merger”), with Longevity as the surviving company of the Longevity Merger. Afterwards, each of Longevity and Denali would be a subsidiary of Holdco, and Holdco would become a publicly traded company.

On October 11, 2023, Denali held an extraordinary general meeting of shareholders (the “Extension Meeting”). At the Extension Meeting, the Denali shareholders approved amendments to the Current Denali Charter to, among other things, extend the date by which Denali must (i) consummate an initial business combination; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of Denali Class A Ordinary Shares, from October 11, 2023 to July 11, 2024. In connection with the Extension Meeting, shareholders holding 3,712,171 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $40.5 million (approximately $10.92 per share) was removed from the Trust Account to pay such public shareholders.

On January 9, 2024, Denali held an extraordinary general meeting (the “Longevity Business Combination Meeting”) and voted in favor of approving the Longevity Business Combination.

On June 26, 2024, pursuant to Section 11.1(a) of the Longevity Merger Agreement, the parties entered into a termination agreement (the “Termination Agreement”) pursuant to which the Longevity Merger Agreement was terminated effective as of the date of the Termination Agreement. As a result of the Termination Agreement, the Longevity Merger Agreement is of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement also automatically terminated in accordance with their respective terms. As a result of the termination of the Longevity Merger Agreement, Holdco withdrew its registration statement on Form S-4, as amended, initially filed with the SEC on March 29, 2023.

On July 10, 2024, Denali held an extraordinary general meeting of shareholders (the “Second Extension Meeting”) to consider and vote upon a proposal to amend, by way of special resolution, the Current Denali Charter (the “Second Extension Amendment Proposal”) to extend the date by which Denali must: (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine (9) times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Second Extension Meeting, shareholders holding 3,785,992 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders.

On April 11, 2025, Denali held an extraordinary general meeting of shareholders (the “Third Extension Meeting”) to consider and vote upon a proposal to amend, by way of special resolution, the Current Denali Charter (the “Third Extension Amendment Proposal”) to extend the date by which Denali must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Third Extension Meeting, shareholders holding 708,098 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders.

On July 10, 2024, Denali issued the Sponsor Extension Convertible Promissory Note in the total principal amount of up to $180,000 to the Sponsor. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note.

On August 9, 2024, Denali issued a convertible promissory note (the “Scilex Convertible Note”) in the total principal amount of up to $180,000 to Scilex. The Scilex Convertible Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of Scilex prior to the maturity of the Convertible Promissory Note. On September 11, 2024, an additional $15,037 was drawn down from the Scilex Convertible Note to fund Denali’s extension of the business combination period.

On August 30, 2024, Denali entered into the Merger Agreement with Semnur and Merger Sub.

Denali’s principal executive office is located at 437 Madison Avenue, 27th Floor, New York, New York, 10022. Its telephone number is (646) 978-5180.

Semnur Pharmaceuticals, Inc.

Semnur is a late-stage clinical biopharmaceutical company focused on developing and commercializing innovative non-opioid pain management products for the treatment of acute and chronic pain. Semnur believes that its innovative non-opioid product portfolio has the potential to provide pain management therapies that can have a transformative impact on patients’ lives. Semnur targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Its lead product candidate, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel) (“SP-102” or “SEMDEXATM”), if approved, has the potential to become the first U.S. Food and Drug Administration (“FDA”) approved non-opioid novel injectable corticosteroid gel formulation for patients with moderate to severe lumbosacral radicular pain (“LRP”) (also known as sciatica), containing no preservatives, surfactants, solvents, or particulates and is expected to be available in a pre-filled syringe formulation following approval by the FDA.

Semnur is developing SP-102 to be an injectable viscous gel formulation of a widely used corticosteroid designed to address the serious risks posed by off-label epidural steroid injections (“ESI”), which are administered over 12 million times annually in the United States. SP-102 has been granted fast track designation by the FDA and, if approved, could become the only FDA-approved ESI for the treatment of sciatica. Although such designation has been granted, it may not lead to a faster development or regulatory review process and such designation does not increase the likelihood that SP-102 will receive marketing approval. According to a report by Decision Resources Group published in May 2017, it was estimated that over 4.8 million patients would suffer from sciatica in the United States in 2024.

Semnur’s guiding principle has always been and remains a patient-first approach, which drives its mission to meet the increasing global demand for more effective and safer non-opioid pain management solutions. Through rigorous research and development, Semnur believes it is on the cusp of establishing Semnur as the preeminent name in commercial non-opioid pain management, specifically targeting the unmet needs in both acute and chronic pain sectors with its innovative and leading therapies. Semnur believes that it has made substantial progress in demonstrating the rapid onset and enhanced tolerability of its product candidate.

Denali Merger Sub Inc.

Merger Sub is a Delaware corporation and a wholly owned subsidiary of Denali formed for the purpose of consummating the Business Combination. Following the consummation of the Business Combination, Merger Sub will have merged with and into Semnur, with Semnur surviving the Merger as a wholly owned subsidiary of Denali. Merger Sub owns no material assets and does not operate any business.

Merger Sub’s principal executive office is located at Denali’s principal executive offices at 437 Madison Avenue, 27th Floor, New York, NY 10022.

The Merger Agreement

On August 30, 2024, Denali, Merger Sub, and Semnur entered into the Merger Agreement. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, (i) prior to the Effective Time, Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (see “Proposal 2  — The Domestication Proposal” for further information on the Domestication) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Semnur, with Semnur continuing as the surviving entity and wholly owned subsidiary of Denali. The Denali Board has (a) approved and declared advisable the Merger Agreement, the Business Combination and the other transactions contemplated thereby and (b) resolved to recommend that Denali’s shareholders approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination.

The Merger Agreement was amended on April 16, 2025, pursuant to Amendment No. 1 to Merger Agreement, by and among Denali, Merger Sub and Semnur. Among other things, Amendment No. 1 to Merger Agreement (i) modifies certain covenants of the parties to address the delisting of the Denali Securities from the Nasdaq Capital Market, (ii) extends the Outside Date to September 30, 2025, and (iii) requires Denali to amend its organizational documents to extend the period of time within which Denali can complete a business combination to December 11, 2025, or such other date that is mutually agreed to by Semnur and Denali.

The Merger Agreement was amended on July 22, 2025, pursuant to Amendment No. 2 to Merger Agreement, by and among Denali, Merger Sub and Semnur. Among other things, Amendment No. 2 to Merger Agreement modifies the definitions of the Exchange Ratio and Merger Consideration to facilitate the issuance of additional shares of Semnur Common Stock prior to the closing of the Business Combination in connection with any potential private placement financing and to advisors and other service providers for services rendered.

Merger Consideration and Preferred Consideration

As a result of and upon the closing of the Business Combination, among other things, (i) each outstanding share of Semnur Common Stock as of immediately prior to the Effective Time (other than shares held by Semnur or its subsidiaries or shares the holders of which exercise dissenters’ rights of appraisal) will be automatically converted into the right to receive, without interest, a number of shares of New Semnur Common Stock equal to the Exchange Ratio (as defined below); (ii) each outstanding share of Semnur Preferred Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one share of New Semnur Series A Preferred Stock and (b) one-tenth of one share of New Semnur Common Stock, and (iii) subject to receipt of shareholder approval of the Option Exchange Proposal, each option to purchase a share of Semnur Common Stock that is then outstanding shall be converted into the right to receive an option to purchase a number of shares of New Semnur Common Stock as determined by the Exchange Ratio (as defined below) upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, except that (y) such New Semnur Option shall relate to that whole number of shares of New Semnur Common Stock (rounded down to the nearest whole share) equal to the number of shares of Semnur Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of New Semnur Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent).

The “Exchange Ratio” means an amount equal to 1.25, being the amount equal to the quotient of (i) the Merger Consideration (as defined below), divided by (ii) the sum of (A) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued and outstanding as of the date of the Merger Agreement (which number is 200,000,000 shares) plus (B) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective Time.

The “Merger Consideration” is 250,000,000 shares of New Semnur Common Stock, which is equal to the quotient of (i) the sum of (A) $2.5 billion plus (B) the product of (1) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective time multiplied by (y) 1.25 multiplied by (2) $10.00, divided by (ii) $10.00.

The aggregate number of shares of New Semnur Series A Preferred Stock to be issued to the holders of Semnur Preferred Stock will be determined based on the number of shares of Semnur Preferred Stock outstanding prior to the Effective Time. The number of shares of Semnur Preferred Stock outstanding prior to the Effective Time will be based on the aggregate amount of intercompany indebtedness owed by Semnur to Scilex that is outstanding as of immediately prior to the Effective Time, which indebtedness is being exchanged for Semnur Preferred Stock prior to the Closing pursuant to the Debt Exchange Agreement. The maximum number of shares of Semnur Preferred Stock that may be issued to Scilex pursuant to the Debt Exchange Agreement shall not exceed 6,000,000 and therefore the aggregate number of shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock shall not exceed 6,000,000 and 600,000, respectively. The shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock being collectively referred to herein as the “Preferred Consideration”. See the section titled “Certain Relationships and Related Party

Transactions — Certain Transactions of Semnur — Debt Exchange Agreement and Related Matters” for a discussion of the terms of the Debt Exchange Agreement and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex” for a discussion of the terms of the New Semnur Series A Preferred Stock and certain rights of Scilex related thereto.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place by electronic exchange of executed documents on the date that is no later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Merger Agreement contains representations and warranties of Semnur relating to, among other things, corporate existence and power, corporate authorization, governmental authorization. non-contravention, consents, capital structure, organizational documents, assumed names, subsidiaries, financial statements, absence of certain changes, properties, title to Semnur’s assets, litigation, contracts, licenses and permits, compliance with laws, intellectual property, customers and suppliers, employees and employee benefit plans, real property, tax matters, environmental laws, finders’ fees, directors and officers, international trade matters, anti-bribery compliance, investment company status, compliance with health care laws and certain contracts, insurance, related party transactions and data privacy matters.

The Merger Agreement contains representations and warranties of Denali and Merger Sub relating to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, finders’ fees, issuance of shares, capitalization, information supplied, trust fund, listing, reporting company, no market manipulation, board approval, Denali’s SEC documents and financial statements, absence of changes, litigation, compliance with laws, money laundering laws and Office of Foreign Assets Control (“OFAC”) compliance, investment company status, tax matters, contracts, investigation and pre-signing merger filings.

None of the representations, warranties or covenants, including any rights upon breach of such representations, warranties or covenants will survive the Closing except for such covenants and agreements that by their terms expressly apply post-Closing.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to the operation of their respective businesses prior to consummation of the Business Combination and efforts to satisfy conditions for consummation of the Business Combination. The Merger Agreement also contains additional covenants of the parties, including, among others, those with respect to access to certain information, notification of the occurrence of certain facts and circumstances, and cooperation in the preparation of this proxy statement/prospectus.

Non-solicitation Provision

Pursuant to the Merger Agreement, the parties have agreed that, from the date of the Merger Agreement through the Closing Date (the “Interim Period”), neither Semnur, on the one hand, nor Denali and Merger Sub, on the other hand, will (and each of them will cause their respective officers, directors, affiliates, managers, consultants, employees, representatives and agents not to), directly or indirectly:

•

solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any person or entity concerning, or make any offers or proposals related to, any Alternative Transaction (as defined below);

•

enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any person or entity that has made, or to the respective party’s knowledge, is considering making, a proposal with respect to an Alternative Transaction; or

•	approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction.

The term “Alternative Transaction” means (other than the transactions contemplated by the Merger Agreement) (i) with respect to Semnur: (x) any transaction or series of related transactions under which any persons or entities, directly or indirectly, acquires or otherwise purchases Semnur, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, other similar transaction, (y) any sale, exchange, transfer or other disposition of 25% or more of the total assets of Semnur or any class or series of the share capital or capital stock or other equity interests of Semnur in a single transaction or series of related transactions that, if consummated, would result in any other person owning 25% or more of any class of equity or voting securities of Semnur; or (ii) with respect to Denali, any “Business Combination” as such term is defined in Denali’s organizational documents.

Conditions to the Obligations of all of the Parties

The obligations of each party to the Merger Agreement to consummate the Business Combination are subject to the satisfaction of the following conditions:

•

there will not be in force any order, statute, rule or regulations enjoining or prohibiting the consummation of the Business Combination; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement;

•

this proxy statement/prospectus shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued or proceedings for that purpose initiated by the SEC;

•	Denali’s shareholders shall have approved the Proposals at the Meeting by the requisite vote required under law and the governing documents of Denali;

•	Semnur stockholders shall have approved the Merger Agreement by written consent of the requisite number of votes required under law and the governing documents of Semnur; and

•

all required filings under the HSR Act shall have been made and the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or been terminated.

Conditions to the Obligations of Denali and Merger Sub

The obligations of Denali and Merger Sub to consummate the Business Combination are subject to the satisfaction, or the waiver at Denali’s and Merger Sub’s sole and absolute discretion, of all the following conditions:

•

Semnur shall have duly performed all of its obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date in all material respects unless the applicable obligation has a materiality qualifier, in which case, it shall be duly performed in all respects.

•

All of the representations and warranties of Semnur contained in the Merger Agreement disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect (as such term is defined in the Merger Agreement) with respect to Semnur, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement, and be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Semnur.

•	Since the date the Merger Agreement was signed, no Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

•

The receipt by Denali and Merger Sub of a certificate signed by the Chief Executive Officer and Chief Financial Officer of Semnur certifying the satisfaction of the conditions described in the preceding three bullet points.

•

The receipt by Denali and Merger Sub of (i) a copy of the organizational documents of Semnur as in effect as of the Closing Date, (ii) copies of (A) resolutions duly approved by the Semnur Board authorizing the Merger Agreement and the transactions contemplated hereby and (B) the approval of the Semnur stockholders, and (iii) a recent certificate of good standing as of a date no later than five days prior to the Closing Date regarding Semnur from the Secretary of State of the State of Delaware.

•

Denali and Merger Sub shall have received a copy of each of the additional agreements to which Semnur is a party, duly executed by Semnur and by all other parties thereto, and each such additional agreement shall be in full force and effect.

Conditions to the Obligations of Semnur

The obligation of Semnur to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Semnur:

•

Denali and Merger Sub shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects unless the applicable obligation has a materiality qualifier, in which case, it shall be duly performed in all respects.

•

All of the representations and warranties of Denali and Merger Sub contained in Article V of the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Denali, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement and be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Denali.

•	Since the date of the Merger Agreement, no Material Adverse Effect with respect to Denali has occurred that is continuing, regardless of whether it involved a known risk.

•	Semnur shall have received a certificate signed by an authorized officer of Denali and Merger Sub certifying the satisfaction of the conditions described in the preceding three bullet points.

•

From the date hereof until the Closing, Denali and Merger Sub shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to Denali and Merger Sub, respectively.

•	Each of Denali and Merger Sub shall have executed and delivered to Semnur each ancillary agreement to be executed in connection with the Business Combination to which it is a party.

•	The directors designated by Semnur shall have been appointed to the Semnur Board, effective at the Effective Time.

•

New Semnur Common Stock and New Semnur Warrants shall remain listed or quoted on the OTC Markets through the Effective Time, and the listing application for the New Semnur Common Stock and the New Semnur Warrants following the Effective Time shall have been approved by the OTC Markets or such other national securities exchange or automated quotation system as agreed to in writing by Denali and Semnur, and as of the Closing Date, Denali shall not have received any written notice from the OTC Markets or such other exchange that it has failed, or would reasonably be expected to fail to meet such exchange’s continued listing requirements as of immediately following the Closing for any reason, where such notice has not been subsequently withdrawn by such exchange or the underlying failure appropriately remedied or satisfied.

•

The Domestication shall have been completed as provided in the Merger Agreement and a time-stamped copy of the certificate issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Semnur.

•

The Investment Management Trust Agreement, dated as of April 6, 2022, by and between Denali and Wilmington (the “Investment Management Trust Agreement”) shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement (as defined in the Merger Agreement) without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

•

Scilex shall have (i) paid in full all obligations owed under the Oramed Note, or (ii) obtained the full release of Semnur as a guarantor of the Oramed Note as set forth in that certain Subsidiary Guarantee, dated September 21, 2023, by Semnur and certain other parties thereto, which release has been obtained and will be effective as of the closing of the Business Combination.

•	The New Semnur Certificate of Designations shall have been filed with, and accepted by, the Secretary of State of Delaware.

•	The pre-signing certificate of merger to eliminate legacy subsidiaries of Denali shall have become effective in accordance with its terms and the DGCL.

Termination; Effectiveness

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by the mutual written consent of Semnur and Denali;

•

by Denali, if any of the representations or warranties of Semnur set forth in the Merger Agreement shall not be true and correct, or if Semnur has failed to perform any covenant or agreement on the part of the Semnur set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Denali’s obligations to consummate the Business Combination with respect to the accuracy of Semnur’s representations and warranties or compliance with its covenants and agreements, each as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Denali) by the earlier of (i) the Outside Date (i.e., September 30, 2025) or (ii) 30 days after written notice thereof is delivered to Semnur; provided, however, that Denali shall not have the right to terminate the Merger Agreement if Denali or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

•

by Semnur, if any of the representations or warranties of Denali or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if Denali or Merger Sub has failed to perform any covenant or agreement on its part set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Semnur’s obligations to consummate the Business Combination with respect to the accuracy of Denali’s and Merger Sub’s representations and warranties or compliance with their covenants and agreements, in each case, as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Semnur) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Denali; provided, however, that Semnur shall not have the right to terminate the Merger Agreement pursuant to this provision if Semnur is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

•	by either Semnur or Denali:

(i)	on or after the Outside Date (i.e., 11:59 p.m. Pacific Time on September 30, 2025, or such other later date as agreed to in writing between Semnur and Denali); or

(ii)

if any order prohibiting the consummation of the Business Combination (provided, that the governmental authority issuing such order has jurisdiction over Denali and Semnur with respect to the transactions contemplated by the Merger Agreement) is in effect and shall have become final and non-appealable;

•

by Semnur if any of the Condition Precedent Proposals fail to receive the requisite approval of Denali’s public shareholders at the Meeting (unless the Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

•

by Denali if the adoption of the Merger Agreement by Semnur stockholders is not obtained within five business days following this proxy statement/prospectus being declared effective by the SEC, provided that this termination right will not be available if such written consent is delivered to Denali prior to the termination of the Merger Agreement (even if after the five business day period described above); or

•

by Denali, in the event that the audited financial statements of Semnur as of and for the years ended December 31, 2022 and 2023 have not been delivered to Denali and Merger Sub on or before 11:59 p.m. Pacific Time on September 13, 2024 and remain undelivered prior to the termination of the Merger Agreement.

In the event of the termination of the Merger Agreement, written notice thereof will be given by the party desiring to terminate to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall following such delivery will become null and void (other than such termination provisions and certain miscellaneous provisions of the Merger Agreement), and there shall be no liability on the part of Denali or Merger Sub or their respective directors, officers and Affiliates; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud or willful breach.

Certain Related Agreements and Arrangements

Sponsor Support Agreement. Concurrently with the execution of the Merger Agreement, Denali, Semnur, the Sponsor and certain directors and officers of Denali entered into the Sponsor Support Agreement, pursuant to which, among other things, the Sponsor and certain directors and officers of Denali agreed to, among other things, (i) vote in favor of the Proposals and in favor of any proposal in respect of an Extension Amendment (as defined in the Merger Agreement); (ii) vote against (or otherwise withhold written consent of, as applicable) any “Business Combination” (as such term is defined in Denali’s organizational documents) or any proposal relating thereto (in each case, other than as contemplated by the Merger Agreement); (iii) vote against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Denali (other than the Merger Agreement and the transactions contemplated thereby); (iv) vote against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of Denali (other than in connection with the Merger Agreement and the transactions contemplated thereby); and (v) vote against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement or the Merger Agreement or any of the transactions contemplated thereby, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Denali or Merger Sub under the Merger Agreement, (c) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (d) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Denali. Under the terms of the Sponsor Support Agreement, the Sponsor also agreed to certain standstill provisions with respect to the ordinary shares and other equity securities of Denali held by the Sponsor.

Company Stockholder Support Agreement. Concurrently with the execution of the Merger Agreement, Denali, and Scilex entered into the Company Stockholder Support Agreement, pursuant to which Scilex agreed to vote all Semnur Common Stock beneficially owned by it, including any additional shares of Semnur it acquires ownership of or the power to vote, in favor of the Business Combination and related transactions.

Amended and Restated Registration Rights Agreement. The Merger Agreement contemplates that, at or prior to the Closing, Denali, Scilex, the Sponsor and certain shareholders of Denali will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain shares of New Semnur Common Stock for resale and be effective as of the Closing.

Stockholder Agreement. Concurrently with the execution of the Merger Agreement, Denali and Scilex entered into the Stockholder Agreement, pursuant to which (and subject to certain rights of Oramed), among other things, from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees and New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. Notwithstanding the foregoing, the parties have agreed to ensure that the New Semnur Board complies with all applicable requirements of the stock exchange, including independence requirements. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the New Semnur Certificate of Designations, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock.

In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the date on which all payments under the Oramed Note and all other obligations under the Oramed Note have been paid in full in cash (such date, the “Release Date”)). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Company Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur, (ii) approving of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable or (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

For more information on the terms of the New Semnur Series A Preferred Stock, see the section titled “Description of New Semnur Securities  — New Semnur Preferred Stock Following the Business Combination” and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex.”

Sponsor Interest Purchase Agreement. In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement, dated August 30, 2024 (the “Signing Date”). Pursuant to the Sponsor Interest Purchase Agreement, Scilex purchased the Purchased Interests that were held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the SIPA, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into shares of New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

Certain Compensation Arrangements. Under the Merger Agreement, Denali acknowledges certain compensation arrangements of New Semnur directors, officers and management team, which arrangements will become effective as of the Closing, subject to necessary approvals. For more information see “Semnur’s Executive Compensation  — New Semnur Executive Officer Compensation Following the Business Combination” and “Semnur’s Director Compensation  — New Semnur Director Compensation Following the Business Combination.”

Deferred Discount Agreement. On April 6, 2022, in connection with the IPO, Denali entered into an underwriting agreement (the “Underwriting Agreement”) with the Denali Underwriters, as representatives of the several underwriters named therein, pursuant to which Denali agreed to pay to the underwriters an aggregate cash amount of $2,887,500 as a deferred discount (the “Deferred Discount”) upon the consummation of Denali’s initial business combination.

On November 20, 2023, Denali entered into a letter agreement by and among Denali, Merger Sub, Semnur, D. Boral Capital LLC (f/k/a EF Hutton), US Tiger and Craig-Hallum Capital Group LLC (the “Deferred Discount Agreement”), pursuant to which the Denali Underwriters have agreed to receive the Common Stock Consideration. Upon the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the Closing and the remaining $2,021,250 of the aggregate Deferred Discount owed will remain payable at the Closing in cash in accordance with the terms of the Underwriting Agreement. In addition, the Deferred Discount Agreement provides the Denali Underwriters with certain customary registration rights to the Common Stock Consideration following the Closing. The Deferred Discount Agreement will terminate in the event that Denali does not consummate the Business Combination.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

The following table sets forth the effective underwriting fee (inclusive of the 2.0% fee that was previously paid by Denali at the closing of its IPO) at each redemption scenario:

	No Redemption Scenario	Interim Redemption Scenario	Maximum Redemption Scenario
Underwriting Fee	$2.02 million	$2.02 million	$2.02 million
IPO Proceeds Remaining in the Trust Account (1)	$8.85 million	$4.44 million	—
Effective Underwriting Fee (2)	22.82%	45.50%	N/A

(1)	As of the date of this proxy statement/prospectus.
(2)	The effective underwriting fee is calculated by dividing the underwriting fee in dollars by the IPO proceeds in dollars remaining in the Trust Account.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Denali Board in favor of approval of the Business Combination Proposal and the other proposals, you should keep in mind that the Initial Shareholders, including Denali’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Denali’s shareholders generally. The Denali Board was aware of and considered these interests to the extent such interests existed at the time, among other matters, in reaching the determination to approve the terms of the Business Combination and in recommending to Denali’s shareholders that they vote to approve the Business Combination. These interests include, among other things, the interests listed below:

•

If Denali is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on completion of a business combination is $6,548,237 comprised of (a) $25,000 representing the aggregate purchase price paid for the Denali Class B Ordinary Shares, (b) $5,100,000 representing the aggregate purchase price paid for the Denali Private Placement Units, (c) $1,408,200 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Convertible Promissory Note, and (d) $115,037 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Extension Convertible Promissory Note.

•

As a result of the low initial purchase price (consisting of $25,000 for the 2,062,500 Denali Class B Ordinary Shares, or approximately $0.012 per share, and $5,100,000 for the Denali Private Placement Units), the Sponsor, its affiliates and Denali’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as Denali’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by December 11, 2025, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Denali Class B Ordinary Shares.

•	The 1,562,500 shares of New Semnur Common Stock into which the 1,562,500 Denali Class B Ordinary Shares held by the Sponsor Persons will automatically convert in connection with the

Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $18,578,125, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 shares of New Semnur Common Stock into which the 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $6,063,900, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 New Semnur Warrants into which the 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units held by the Sponsor will convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $25,500 based upon the closing price of $0.05 per Public Warrant on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

In the event that Denali fails to consummate a business combination within the prescribed time frame (pursuant to the Current Denali Charter), or upon the exercise of a redemption right in connection with the Business Combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than Denali’s independent registered public accounting firm) for services rendered or products sold to Denali, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•

Denali, the Sponsor, each of Denali’s directors and executive officers and Semnur entered into the Sponsor Support Agreement, pursuant to which, among other things, each of Denali’s directors and executive officers and the Sponsor agreed to vote any Denali securities held by them to approve the Business Combination and the other Denali shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their Denali securities in connection with the consummation of the Business Combination.

•

The Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement, pursuant to which Scilex purchased the Purchased Interests that were held by the Sponsor in consideration of (i) the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

•

Pursuant to the Registration Rights Agreement, Denali, the Sponsor, Scilex, and certain shareholders of Denali will have the right to require New Semnur, at New Semnur’s expense, to register New Semnur Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that New Semnur will pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali.”

•

The Denali Underwriters entered the Deferred Discount Agreement, pursuant to which the Denali Underwriters have agreed to receive the Common Stock Consideration. Upon the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the Closing and the remaining $2,021,250 of the aggregate Deferred Discount owed will remain payable at the Closing in cash in accordance with the terms of the Underwriting Agreement. In addition, the Deferred Discount Agreement provides the Denali Underwriters with certain customary registration rights to the Common Stock Consideration following the Closing. The Deferred Discount Agreement will terminate in the event that Denali does not consummate the Business Combination.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

•

As a result of multiple business affiliations, Denali’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Current Denali Charter provides that the doctrine of corporate opportunity will not apply with respect to any of Denali’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Denali does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination. Denali’s management is not aware of any such corporate opportunities not being offered to Denali and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.

•

The exercise of Denali’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

•

If the Business Combination is completed, Scilex will designate all members of the New Semnur Board as such, in the future such designees may receive cash fees, stock options or stock awards that the New Semnur Board determines to pay to its executive and non–executive directors.

•

Following the consummation of the Business Combination, New Semnur will maintain a directors’ and officers’ liability insurance policy in favor of Denali’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Denali insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six–year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, covering such directors and officers.

•

Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out–of–pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Semnur, to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us in this regard.

•

Denali’s officers, advisors and directors are not required to, and will not, commit their full time to Denali’s affairs, which may result in a conflict of interest in allocating their time between Denali’s operations and the proposed Business Combination, on one hand, and their other businesses, on the other hand. In addition, certain of Denali’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities, and therefore could have conflicts of interest in determining whether to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Denali does not believe that such duties have had any material impact on the identification of companies that may be appropriate acquisition targets.

•

At the option of the Sponsor, the $1,408,200 and $115,037 principal balances as of March 31, 2025 under the Sponsor Convertible Promissory Note and Sponsor Extension Convertible Promissory Note, respectively, may be converted into Denali Private Placement Shares, at the price of $10.00 per Denali Private Placement Share, in connection with the consummation of an initial business combination.

•	Denali may be entitled to distribute or pay over funds held by Denali outside the Trust Account to the Sponsor or any of its affiliates prior to the closing of the Business Combination.

•	The directors and officers of Denali own the number of Class B Ordinary Shares as shown below.

Name of Person	Position	Founder Shares
Lei Huang	Chief Executive Officer and Director	50,000
You (“Patrick”) Sun	Chief Financial Officer	20,000
Huifeng Chang	Director	20,000
Jim Mao	Director	20,000
Kevin Vassily	Director	20,000

The members of the Denali Board were aware of and considered these interests when approving the Merger Agreement and recommending that Denali shareholders approve the Business Combination. The members of the Denali Board determined that the overall benefits expected to be received by Denali and its shareholders outweighed any potential risk created by the conflicts stemming from these interests. In consideration of the interests set forth above, Denali’s directors and officers also engaged CB Capital, which rendered an opinion with respect to the valuation range for the acquired assets referenced therein, from a financial point of view, of between $2.001 billion and $2.554 billion, and from a financial point of view, that the Business Combination is a fair one, which the members of the Denali Board factored into their decision to approve the Merger Agreement. As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. Holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025. For more information regarding the opinion, see the section titled “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital.” Additionally, the members of the Denali Board determined that these interests could be adequately disclosed to shareholders in this proxy statement/prospectus and that Denali shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

The Sponsor (including its representatives and affiliates) and Denali’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to Denali. The Sponsor and Denali’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Denali completing its initial business combination. Moreover, certain of Denali’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. Denali’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Denali, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Denali’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Denali, subject to applicable fiduciary duties under Cayman Islands law.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Denali’s public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 74.2% of the issued and outstanding Denali Ordinary Shares.

The Sponsor and Denali’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Denali’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or Denali’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed in connection with the initial business combination, whereas it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Denali Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Denali’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Denali’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Denali Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the Meeting. The Sponsor and Denali’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the Meeting, Denali will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the business combination transaction will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Denali has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsor or Denali’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Denali’s officers, directors and/or their affiliates will not make purchases of Denali Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Denali and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

Compensation Received or to be Received by, and Securities Issued or to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Denali to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

Interested Party	Interest in Securities	Other Compensation
Sponsor	The Sponsor currently holds 1,432,500 Denali Class B Ordinary Shares. The Sponsor also currently holds 510,000 Denali Private Placement Units, acquired at a price of $10.00 per Denali Private Placement Unit for an aggregate investment of $5,100,000 at the time of the IPO, which will separate automatically into its component parts, comprised of 510,000 shares of New Semnur Common Stock and 510,000 New Semnur Warrants upon consummation of the Business Combination. In addition, at the option of the Sponsor, upon consummation of the Business Combination, the outstanding amounts payable under the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note may be converted in whole or in part into Denali Class A Ordinary Shares at a conversion price of $10 per share, which would then become	At Closing, pursuant to the Merger Agreement, New Semnur will use cash from the Trust Account to pay Denali transaction expenses and to reimburse or pay Sponsor for any outstanding loans or other obligations of Denali currently estimates that the total amount payable for Denali transaction expenses and any outstanding loans or other obligations of Denali to Sponsor is approximately $10.5 million, inclusive of the $1,523,237 principal balance under the Working Capital Loans, as of March 31, 2025. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Denali Class A Ordinary Shares, at a price of $10.00 per share, upon consummation of the initial business combination. The shares would be identical to the Denali Private Placement Shares underlying the Denali Private shares of New Semnur Common Stock at the Effective Time on a one-to-one basis.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time.

Placement Units that the Sponsor purchased on April 6, 2022. The retention of shares by Sponsor and its affiliates and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration.

Scilex	Pursuant to the Sponsor Interest Purchase Agreement, Scilex has received $500,000 Denali Class B Ordinary Shares on September 4, 2024.

Huifeng Chang	Huifeng Chang, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Huifeng Chang shall hold a total of 20,000 shares of New Semnur Common Stock.

Lei Huang	Lei Huang, the Chief Executive Officer and Director of Denali, currently holds 50,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Lei Huang shall hold a total of 50,000 shares of New Semnur Common Stock.

Jim Mao	Jim Mao, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Jim Mao shall hold a total of 20,000 shares of New Semnur Common Stock.

You Sun	You Sun, the Chief Financial Officer of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, You Sun shall hold a total of 20,000 shares of New Semnur Common Stock.

Kevin Vassily	Kevin Vassily, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Kevin Vassily shall hold a total of 20,000 shares of New Semnur Common Stock.

Denali Underwriters	The Denali Underwriters are expected to receive the Common Stock Consideration upon closing of the Business Combination.	Remaining $2,021,250 of the aggregate Deferred Discount are expected to remain payable to the Denali Underwriters at Closing in cash in accordance with the terms of the Underwriting Agreement.

The retention of shares by the Sponsor and the reimbursements payable to the Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders. See “Proposal 1 — The Business Combination Proposal — Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination.”

Material Financing Transactions in connection with the Business Combination

Since the IPO, the material financing transactions listed in the table below have occurred or will occur in connection with the consummation of the Business Combination, as described in further detail following the table.

Date	Description	Maximum Principal Amount	Outstanding Amount as of March 31, 2025
2023	Sponsor Convertible Promissory Note (1)	$2,000,000	$1,408,200
2023	FutureTech Convertible Promissory Note (2)	$825,000	$825,000
2023	Second FutureTech Convertible Promissory Note (3)	$450,000	$450,000
2024	Sponsor Extension Convertible Promissory Note (4)	$180,000	$115,037
2024	Scilex Convertible Promissory Note (5)	$180,000	$120,482

(1)

On April 11, 2023, Denali issued the Sponsor Convertible Promissory Note for working capital purposes in the total principal amount of up to $825,000 to the Sponsor (the “Initial Principal Amount”). The Sponsor Convertible Promissory Note was issued with an initial principal balance of $412,500, with the remaining $412,500 drawable at Denali’s request prior to the maturity of the Sponsor Convertible Promissory Note. On December 29, 2023, Denali and the Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $157,500, which may be drawn down in one or more tranches at any time prior to the maturity date of the Sponsor Convertible Promissory Note, raising the total limit up to $1,000,000. On April 2, 2024, Denali and Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $1,200,000. On January 27, 2025, Denali and Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $2,000,000. As of March 31, 2025, there was an amount of $1,408,200 remained outstanding under the Sponsor Convertible Promissory Note issued to Sponsor.

(2)

On July 11, 2023, Denali issued a convertible promissory note (the “FutureTech Convertible Promissory Note”) in the total principal amount of $825,000 to FutureTech, and 100% of such amount has been utilized to fund the required payment in order to extend the period of time Denali has to consummate a business combination from July 11, 2023 to October 11, 2023.

(3)

On October 11, 2023, Denali issued another convertible promissory note in the total principal amount of up to $450,000 to FutureTech (the “Second FutureTech Convertible Promissory Note”). The Second FutureTech Convertible Promissory Note was issued with an initial principal balance of $50,000, with the remaining $400,000 drawable at Denali’s request and upon the consent of FutureTech prior to the maturity of the Second FutureTech Convertible Promissory Note. The Second FutureTech Convertible Promissory Note has been utilized to fund the required payment in order to extend the period of time Denali has to consummate a business combination from November 11, 2023 to July 11, 2024. As of March 31, 2025, there was an amount of $1,275,000 outstanding under the FutureTech Convertible Promissory Note and the Second FutureTech Convertible Promissory Note.
(4)

On July 10, 2024, Denali issued the Sponsor Extension Convertible Promissory Note in the total principal amount of up to $180,000 to the Sponsor. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note. The initial principal balance of $15,037 was used to extend the period of time Denali has to consummate a business combination from July 11, 2024 to August 11, 2024. An additional $100,000 was drawn during the three months ended March 31, 2025. As of March 31, 2025, $115,037 remained outstanding under the Sponsor Extension Convertible Promissory Note issued to Sponsor.

(5)

On August 9, 2024, Denali issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Scilex Convertible Promissory Note”). The Scilex Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at Denali’s request and upon the consent of Scilex prior to the maturity of the Scilex Convertible Promissory Note. As of March 31, 2025, Scilex has deposited an aggregate of $120,483, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time Denali has to consummate an initial business combination to June 11, 2025. On January 6, 2025, February 11, 2025 and March 11, 2025, Scilex deposited an aggregate of $45,191, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to April 11, 2025. Subsequent to the quarter ended March 31, 2025, Scilex deposited an aggregate of $1,750 on April 11, 2025 and May 9, 2025, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to June 11, 2025. On June 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to July 11, 2025. On July 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to August 11, 2025. On August 11, 2025, Scilex deposited an additional $874.78, drawn down from the Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to September 11, 2025.

The reimbursements payable to, or the conversion of shares by the Sponsor, FutureTech and Scilex at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders. See “Proposal 1 — The Business Combination Proposal — Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination” and “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?”

Restrictions on the Transfer of Securities

Pursuant to the Letter Agreement, each of the Sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and Denali Private Placement Units (and the underlying securities), as summarized in the table below.

In addition, pursuant to the Sponsor Interest Purchase Agreement, Scilex confirmed its understanding that the founder shares have the terms and restrictions (including being subject to the lockup and other transfer restrictions) set out in the registration statement on Form S-1 filed by Denali with the SEC (File No. 333-263123) and declared effective on April 6, 2022.

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	Earliest of (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which Denali completes a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.	The Sponsor, directors and officers of Denali and Scilex.	Transfers are permitted (a) to Denali’s officers or directors, any affiliate or family member of any of Denali’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made (i) in connection with any forward purchase agreement or similar arrangement or (ii) in connection with the consummation of a business combination at prices no greater than the price at which the Founder Shares, Denali Private Placement Units or Denali Class A Ordinary Shares, as applicable, were originally purchased; (f) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Sponsor; (g) to Denali for no value for cancellation in connection with the consummation of a business combination, (h) in the event of the Company’s liquidation prior to the completion of a business combination; or (i) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of Denali’s public shareholders having the right to exchange their Denali Class A Ordinary Shares for cash, securities or other property subsequent to the completion of a business combination; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Denali Private Placement Units (and the securities underlying the Denali Private Placement Units)	30 days after the completion of a business combination.	The Sponsor.	Same as above.

Shares that may be issued upon conversion of working capital loans	30 days after the completion of a business combination.	The Sponsor.	Same as above.

Roles and Responsibilities of the directors and officers of Denali, the Sponsor and US Tiger Securities

The material roles and responsibilities of the directors of Denali in directing and managing Denali’s activities include managing the business of Denali, authorizing the payment of dividends, appointing officers as they consider necessary, and establishing committees, local boards or agencies or appointing any person to be a manager or agent for managing the affairs of Denali. The material roles and responsibilities of the officers of Denali include identifying potential target businesses and performing due diligence on suitable business combinations.

Denali’s sponsor is Denali Capital Global Investments LLC, a Cayman Islands limited liability company formed by Jiandong (Peter) Xu. The Sponsor was responsible for organizing, directing and managing the business and affairs of Denali from its incorporation, through the consummation of the IPO and until Closing. The Sponsor’s activities included identifying and negotiating terms with the Denali Underwriters, other third-party service providers such as Denali’s auditors and legal counsel, fairness opinion providers and Denali’s directors and officers, and searching for and negotiating with potential business combination targets. The Sponsor also provides working capital and advances funds used for transaction expenses to Denali from time to time. Other than its investment in Denali and its work on behalf of Denali, the Sponsor is not engaged in any other business.

Denali’s chief executive officer and director, Lei Huang, is also the chief executive officer of US Tiger Securities, a representative to the underwriters to the IPO, and Denali may utilize Mr. Huang’s affiliation with US Tiger Securities during its search for suitable targets. Denali may also engage US Tiger Securities to act as its advisor in connection with the marketing of its business combination and pay US Tiger Securities a fee for such services upon consummation of our initial business combination.

Experience of the directors and officers of Denali, the Sponsor and US Tiger Securities

US Tiger Securities and Mr. Huang, the chief executive officer and director of Denali and the chief executive officer of US Tiger Securities, are affiliated or associated with TradeUP INC., a founder of five special purpose acquisition companies, which are summarized in the following table.

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price (1)	Role of US Tiger Securities and Mr. Huang
Fortune Rise Acquisition Corp. (Nasdaq: FRLA)	November 5, 2021. $97,750,000.	Water On Demand, Inc. Fortune Rise Acquisition Corp. withdrew its registration statement on Form S-4 on December 16, 2024 after termination of the merger agreement with Water On Demand, Inc.	N/A. Fortune Rise Acquisition Corp. liquidated after termination of the merger agreement with Water On Demand, Inc.	US Tiger Securities was an underwriter of the initial public offering of Fortune Rise Acquisition Corp. Mr. Huang is the chief executive officer of US Tiger Securities.

Fortune Joy International Acquisition Corp. (Nasdaq: XYGJ)	N/A.	N/A.	N/A. Fortune Joy International Acquisition Corp.’s registration statement on Form S-1 was declared abandoned by the SEC on June 28, 2024.	US Tiger Securities was an underwriter of the initial public offering of Fortune Joy International Acquisition Corp. Mr. Huang is the chief executive officer of US Tiger Securities.

TradeUP 88 Corp. (Nasdaq: TUFU)	N/A.	N/A.	N/A. TradeUP 88 Corp.’s registration statement on Form S-1 was declared abandoned by the	US Tiger Securities was an underwriter of the initial public offering of TradeUP 88 Corp. Mr. Huang is the

SPAC Name	IPO Date and Gross Proceeds	Business Combination Target and Closing Date	Current Trading Price (1)	Role of US Tiger Securities and Mr. Huang
			SEC on May 2, 2022.	chief executive officer of US Tiger Securities. TradeUP INC., an affiliate of US Tiger Securities, owned 20% of TradeUP 88 Sponsor LLC, the sponsor of TradeUP 88 Corp.

TradeUP Acquisition Corp. (Nasdaq: UPTD)	July 14, 2021. $44,300,000.	Estrella Immunopharma, Inc. September 29, 2023. In connection with the vote to approve such business combination, 161,566 public shares were redeemed, or approximately 17.8% of the outstanding public shares.	$0.88

US Tiger Securities was an underwriter of the initial public offering of Fortune Rise Acquisition Corp. Mr. Huang is the chief executive officer of US Tiger Securities.

TradeUP INC., an affiliate of US Tiger Securities, was a founder of TradeUP Acquisition Corp.

TradeUP Global Corporation (Nasdaq: TUGC)	April 28, 2021. $44,900,000	SAITECH Limited. April 29, 2022.	$4.00

US Tiger Securities was an underwriter of the initial public offering of TradeUP Global Corporation.

TradeUP INC., an affiliate of US Tiger Securities, owned 20% of TradeUP Global Sponsor LLC, the sponsor of TradeUP Global Corporation.

(1)	Reflects the closing price on Nasdaq of the listed class of common stock on April 14, 2025.

Mr. Vassily, a director of Denali, served as a director of Fortune Joy International Acquisition Corp. until its registration statement on Form S-1 was declared abandoned by the SEC on June 28, 2024. He is also serving as a director of Aimfinity Investment Corp. I. He also served as a director of Feutune Light Acquisition Corporation, which consummated its business combination with Thunder Power Holdings Limited on June 21, 2024, and was renamed Thunder Power Holdings, Inc. The shares of common stock of Thunder Power Holdings, Inc. trade on Nasdaq under the symbol “AIEV”.

Apart from Mr. Vassily, no other directors or officers have experience in organizing other special purpose acquisition companies and are not involved in other special purpose acquisition companies.

The Sponsor does not have experience in organizing other special purpose acquisition companies and is not involved in other special purpose acquisition companies.

The Meeting

Date, Time and Place of the Meeting

The Meeting will be held on Wednesday, September 3, 2025 at 9:00 a.m. Eastern Time, at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022, to consider and vote upon the proposals to be put to the Meeting, including, if necessary, the Adjournment Proposal, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, each of the Condition Precedent Proposals has not been approved.

Record Date; Outstanding Shares; Shareholders Entitled to Vote

Denali has fixed the close of business on August 12, 2025, as the Record Date for determining those Denali shareholders entitled to notice of and to vote at the Meeting. As of the close of business on the Record Date, there were 2,616,239 Denali Ordinary Shares issued and outstanding and entitled to vote, of which 43,739 are public shares (which includes 14,622 shares underlying the Public Units), 2,062,500 are Denali Class B Ordinary Shares held by the Initial Shareholders and Scilex, and 510,000 are Denali Class A Ordinary Shares underlying the Denali Private Placement Units held by the Sponsor. Each holder of Denali Ordinary Shares is entitled to one vote per share on each Proposal; provided that holders of Denali Class B Ordinary Shares will have ten votes per share solely with respect to the Domestication Proposal.

Quorum and Required Vote

A quorum of Denali’s shareholders is necessary to hold the Meeting. The presence, in person or by proxy, of Denali’s shareholders representing a majority of the Denali Ordinary Shares as of the Record Date and entitled to vote at the Meeting will constitute a quorum for the Meeting.

Approval of the Business Combination Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Option Exchange Proposal, and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. In accordance with the Current Denali Charter, prior to the consummation of the Business Combination, only the holders of Denali Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two–thirds of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Solely in connection with the Domestication Proposal, holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share.

With respect to the Business Combination, pursuant to the Letter Agreement and the Sponsor Support Agreement, the Initial Shareholders holding an aggregate of 2,072,500 Denali Ordinary Shares (or 79.2% of the outstanding Denali Ordinary Shares) have agreed to attend the Meeting and vote their respective shares in favor of each of the Proposals. As a result, no Denali Class A Ordinary Shares held by the public shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal is the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof at which a quorum is present, then assuming only the minimum number of Denali Ordinary Shares to constitute a quorum is present, none of the outstanding Denali Ordinary Shares held by the public shareholders must be voted in favor of the Business Combination Proposal for it to be approved.

Recommendations of the Denali Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the Denali Board has determined that Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, Denali and its shareholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Denali Board reviewed various industry and financial data, the evaluation of materials provided by Semnur and the fairness opinion provided by CB Capital. The Denali Board recommends that Denali’s shareholders vote:

•	FOR the Business Combination Proposal;

•	FOR the Domestication Proposal;

•	FOR the Charter Approval Proposal;

•	FOR the Bylaws Approval Proposal;

•	FOR the Advisory Governance Proposals;

•	FOR the Director Election Proposal;

•	FOR the Nasdaq Proposal;

•	FOR the Option Exchange Proposal; and

•	FOR the Adjournment Proposal.

For a description of the Denali Board’s reasons for the approval of the Business Combination, see the section titled “Proposal 1 – The Business Combination Proposal – The Denali Board’s Reasons for the Approval of the Business Combination.”

Regulatory Approvals

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication and the Business Combination, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Denali, and the requirements of the Securities Act, and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to its shareholders. Denali and Semnur filed the required forms under the HSR Act with the Antitrust Division of the Department of Justice (“Antitrust Division”) and the Federal Trade Commission (“FTC”) on September 18, 2024 and the waiting period expired on October 18, 2024.

Appraisal Rights

There are no appraisal rights available to holders of Denali Ordinary Shares, Denali Private Placement Units (and the underlying securities), Public Warrants or Public Units (and the underlying securities) in connection with the proposed Business Combination or the Domestication.

Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon the closing of the Business Combination, if none of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders will retain an ownership interest of less than 0.1% in New Semnur, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex, as the controlling stockholder of Semnur prior to such closing, will own approximately (i) 83.8% of New Semnur in the form of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock. In each redemption scenario, Scilex will be the single largest stockholder of New Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

The following summarizes the pro forma share ownership and percentage of voting power of New Semnur Common Stock and New Semnur Series A Preferred Stock, following the Business Combination under the following redemption scenarios:

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
Holders(1)(2)	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power

Denali public shareholders(3)	43,739	0.02%	32,804	0.01%	21,869	0.01%	10,934	0.00%	—	—

Denali initial shareholders(4)	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%

Shares Underlying the Private Units	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%

Scilex Holding Company (common)(5)	201,118,000	83.75%	201,118,000	83.76%	201,118,000	83.76%	201,118,000	83.77%	201,118,000	83.77%

Scilex Holding Company (preferred)(6)	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%

Consultant Fees Paid in Shares(7)	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
Holders(1)(2)	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power

Denali Convertible Promissory Notes(8)	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%

Underwriters’ Fees Paid in Shares(9)	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%

Total Shares at the Closing(10)	240,126,025	100.0%	240,115,090	100.0%	240,104,155	100.0%	240,093,220	100.0%	240,082,286	100.0%

(1)

The redemption scenarios are based on an aggregate of 43,739 Denali Class A Ordinary Shares issued and outstanding and subject to redemption (comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination) and exclude the dilutive effect of the issuances referred to in footnote (10) below. Such number of shares takes into account the following prior redemptions of Denali Class A Ordinary Shares: (a) 3,712,171 Denali Class A Ordinary Shares redeemed at a per share redemption price of $10.92 in connection with the Extension Meeting that occurred on October 11, 2023 to amend Denali’s amended and restated memorandum and articles of association, (b) 3,785,992 Denali Class A Ordinary Shares redeemed at a per share redemption price of $11.47 in connection with the Second Extension Meeting that occurred on July 10, 2024 to amend Denali’s amended and restated memorandum and articles of association, and (c) 708,098 Denali Class A Ordinary Shares redeemed at a per share redemption price of $12.17 in connection with the Third Extension Meeting that occurred on April 11, 2025 to amend Denali’s amended and restated memorandum and articles of association.

(2)	The interim redemption scenarios assume the following:

Redemption Scenario	Number of Denali Class A Ordinary Shares Redeemed	Redemption Payments
25%	10,935	$133,079
50%	21,870	$266,158
75%	32,805	$399,237

(3)

Comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination.

(4)

Excludes 510,000 Denali Private Placement Units held by the Sponsor. In connection with Denali’s IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not transfer, assign or sell their founder shares until the earliest of (a) one year after the completion of Denali’s initial business combination and (b) subsequent to Denali’s initial business combination, (i) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Denali’s initial business combination, or (ii) the date on which Denali completes a liquidation, merger, share exchange or other similar transaction that results in all of Denali’s public shareholders having the right to exchange their Denali Class A Ordinary Shares for cash, securities or other property.
(5)

The number of shares of New Semnur Common Stock held by Scilex at the Closing is based on the following: (a) 200,000,000 shares of New Semnur Common Stock, representing the Merger Consideration payable to Scilex, as the controlling stockholder of Semnur, (b) a maximum of 600,000 shares of New Semnur Common Stock, representing the Preferred Consideration payable to Scilex, (c) 500,000 shares of New Semnur Common Stock, representing the 500,000 Class B Ordinary Shares held by Scilex which will be exchanged for shares of New Semnur Common Stock in the Business Combination, and (d) a maximum of 18,000 shares of New Semnur Common Stock expected to be issued upon conversion of the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000 (assuming the full draw down on such note), which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share. The number of shares referenced in the preceding clause (b) assumes that the Aggregate Outstanding Amount under the Debt Exchange Agreement is $60,000,000 (the maximum amount permitted thereunder), which is exchanged pursuant to the terms thereof for a maximum of 6,000,000 shares of Semnur Preferred Stock, which are in turn, at the Effective Time, exchanged for a maximum of 6,000,000 shares of New Semnur Series A Preferred Stock and a maximum of 600,000 shares of New Semnur Common Stock. The foregoing does not take into account the Scilex Dividend described elsewhere in this proxy statement/prospectus. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

(6)

Represents the number of shares of New Semnur Series A Preferred Stock issued under the Debt Exchange Agreement (as described in the preceding footnote (5)). The New Semnur Series A Preferred Stock will be issued only to Scilex (as the sole holder of Semnur Preferred Stock) in connection with the closing of the Business Combination and is not convertible into shares of New Semnur Common Stock. Accordingly, the ownership percentage is shown for illustrative purposes only, as a number of the rights, preferences and privileges of the New Semnur Series A Preferred Stock are determined based on an as converted to common stock basis.

(7)

The number of shares of New Semnur Common Stock to be held by the consultants and other service providers party to the Consulting Services Agreements at the Closing is based on an aggregate of 24,400,000 shares of Semnur Common Stock held by such consultants and other service providers prior to the closing of the Business Combination, which shares will be converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement.

(8)

Represents the aggregate number of shares of New Semnur Common Stock expected to be issued upon conversion of the Denali Promissory Notes (if converted) (other than the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, which is included in footnote (5) above), including interest (as and if applicable) through September 30, 2025.

(9)

Represents the aggregate number of shares of New Semnur Common Stock expected to be issued to the Denali Underwriters pursuant to a letter agreement to be entered into between Denali and the Denali Underwriters.

(10)

The total number of shares at the Closing under each redemption scenario excludes the potential dilutive effect of the following securities because it is unknown whether such securities will ever be exercised for shares of New Semnur Common Stock: (a) 8,235,378 Public Warrants outstanding, (b) 14,622 Public Warrants underlying the Public Units, (c) 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). For additional information regarding the dilutive effect of the foregoing securities referenced in this footnote, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?”

Material U.S. Federal Income Tax Consequences

For a discussion summarizing the material U.S. federal income tax consequences of the Domestication and the exercise of redemption rights, please see “Material U.S. Federal Income Tax Consequences.”

Sources and Uses of Funds for the Business Combination

The following table summarizes the sources and uses for funding the transaction contemplated by the Merger Agreement. Where actual amounts are not known or knowable, the figures below represent Denali’s good faith estimate of such amounts assuming a Closing as of June 30, 2025 (all numbers in millions).

No Additional Redemptions Scenario

The following table summarizes the sources and uses for funding the Business Combination assuming no redemptions of any public shares:

Sources of Funds(1)		Uses of Funds(1)
Cash balance of Semnur prior to Business Combination(2)	$7,379	Transaction Fees and Expenses(4)	$20,169,958
Cash balance of Denali prior to Business Combination(2)	2,736	Payment of Denali Promissory Notes(5)	2,986,380
Existing Cash held in Trust Account(3)	535,667	Remaining Cash on Balance Sheet(6)	(22,610,556)

Total Sources	$545,782	Total Uses	$545,782

(1)	Totals may be affected by rounding.
(2)	As of March 31, 2025.
(3)	Reflects cash plus accrued interest as of April 15, 2025.
(4)	Reflects the repayment of an estimated legal, audit, consulting and other transaction-related expenses.
(5)

Reflects the estimated repayment amount of the Denali Promissory Notes due to the Sponsor, FutureTech and Scilex of $2,986,380 in aggregate principal and interest as of June 30, 2025, assuming each monthly extension fee payment is made through June 2025.

(6)

Reflects the cash on balance sheet after giving effect to the repayment and uses for funding the Business Combination. New Semnur will receive intercompany funding and capital support from Scilex until New Semnur obtains sufficient financing on its own. New Semnur will also seek to raise additional funds through various potential sources, such as equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. There is no assurance that any such financings will be obtained. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur — Liquidity and Capital Resources — Future Liquidity Needs.”

50% Redemptions Scenario

The following table summarizes the sources and uses for funding the Business Combination assuming 50% redemptions of public shares:

Sources of Funds(1)		Uses of Funds(1)
Cash balance of Semnur prior to Business Combination(2)	$7,379	Denali Class A Ordinary Shares public redemption(4)	$267,832
Cash balance of Denali prior to Business Combination(2)	2,736	Transaction Fees and Expenses(5)	20,169,958
Existing Cash held in Trust Account(3)	535,667	Payment of Denali Promissory Notes(6)	2,986,380
		Remaining Cash on Balance Sheet(7)	(22,878,388)

Total Sources	$545,782	Total Uses	$545,782

(1)	Totals may be affected by rounding.
(2)	As of March 31, 2025.
(3)	Reflects cash plus accrued interest as of April 15, 2025.
(4)	Reflects the redemption of Denali Class A Ordinary Shares by public stockholders.
(5)	Reflects the repayment of estimated legal, audit, consulting and other transaction-related expenses.
(6)

Reflects the estimated repayment amount of the Denali Promissory Notes due to the Sponsor, FutureTech and Scilex of $2,986,380 in aggregate principal and interest as of June 30, 2025, assuming each monthly extension fee payment is made through June 2025.

(7)

Reflects the cash on balance sheet after giving effect to the repayment and uses for funding the Business Combination. New Semnur will receive intercompany funding and capital support from Scilex until New Semnur obtains sufficient financing on its own. New Semnur will also seek to raise additional funds through various potential sources, such as equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. There is no assurance that any such financings will be obtained. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur — Liquidity and Capital Resources — Future Liquidity Needs.”

Maximum Redemption Scenario

The following table summarizes the sources and uses for funding the Business Combination assuming maximum redemptions by public shareholders. This scenario assumes that all cash held in the Trust Account is used for such redemptions and reflects the maximum number of public shares that can be redeemed without violating the conditions of the Merger Agreement.

Sources of Funds(1)		Uses of Funds(1)
Cash balance of Semnur prior to Business Combination(2)	$7,379	Denali Class A Ordinary Shares public redemption(4)	$535,667
Cash balance of Denali prior to Business Combination(2)	2,736	Transaction Fees and Expenses(5)	20,169,958
Existing Cash held in Trust Account(3)	535,667	Payment of Denali Promissory Notes(6)	2,986,380
		Remaining Cash on Balance Sheet(7)	(23,146,223)

Total Sources	$545,782	Total Uses	$545,782

(1)	Totals may be affected by rounding.
(2)	As of March 31, 2025.
(3)	Reflects cash plus accrued interest as of April 15, 2025.
(4)	Reflects the redemption of Denali Class A Ordinary Shares by public stockholders.
(5)	Reflects the repayment of an estimated legal, audit, consulting and other transaction-related expenses.
(6)

Reflects the estimated repayment amount of the Denali Promissory Notes due to the Sponsor, FutureTech and Scilex of $2,986,380 in aggregate principal and interest as of June 30, 2025, assuming each monthly extension fee payment is made through June 2025.

(7)

Reflects the cash on balance sheet after giving effect to the repayment and uses for funding the Business Combination. New Semnur will receive intercompany funding and capital support from Scilex until New Semnur obtains sufficient financing on its own. New Semnur will also seek to raise additional funds through various potential sources, such as equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur — Liquidity and Capital Resources — Future Liquidity Needs.”

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby Denali is treated as the acquired company and Semnur is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Semnur issuing stock for the net assets of Denali, accompanied by a recapitalization. The net assets of Denali will be stated at carrying value, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the periods prior to the Business Combination will be those of Semnur.

Redemption Rights

Pursuant to the Current Denali Charter, a public shareholder may elect to have their Denali Class A Ordinary Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable) and not previously released to Denali to pay its taxes, by (ii) the total number of then-outstanding public shares. As of March 31, 2025, this would have amounted to approximately $12.13 per public share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares, or

(b)

hold public shares through Public Units and you elect to separate your Public Units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on August 29, 2025, (a) submit a written request to VStock that Denali redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC.

Holders of outstanding Public Units must separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If the Public Units are registered in a holder’s own name, the holder must deliver the certificate for its Public Units to VStock, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares and Public Warrants from the Public Units. Each Public Unit contains one Public Warrant and no fractional Public Warrants may be issued. If a holder owns an odd number of Public Warrants, the fractional Public Warrant will expire worthless.

If a holder exercises its redemption rights, then such holder will be exchanging its redeemed public shares for cash and will no longer own any public shares of Denali. Any Public Warrants will be unaffected. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its public shares (either physically or electronically) to VStock in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Subject to applicable securities laws (including with respect to material nonpublic information), there is a possibility that the Sponsor and/or their affiliates may purchase Denali Class A Ordinary Shares in open market or private transactions outside of the redemption process, for purposes of ensuring that certain Nasdaq initial listing requirements will be met. In the event that the Sponsor and/or their affiliates purchase Denali Class A Ordinary Shares, any such agreement or arrangement will (i) provide that the Sponsor and/or their affiliates will purchase the Denali Class A Ordinary Shares at a price no higher than the price offered through the redemption process, (ii) include a representation that any Denali Class A Ordinary Shares purchased by the Sponsor and/or their affiliates will not be voted in favor of approving the Business Combination, and (iii) provide that the Sponsor and/or their affiliates do not possess any redemption rights with respect to the Denali class A Ordinary Shares or, if they possess redemption rights, they waive such rights.

In addition, to the extent any such purchases are made by the Sponsors and/or their affiliates, Denali will disclose in a Current Report on Form 8–K, prior to the Meeting, the following information with respect to any such transaction: (a) the amount of Denali Class A Ordinary Shares purchased outside of the redemption offer by the Sponsors and/or their affiliates, along with the purchase price; (b) the purpose of the purchases by the Sponsor and/or their affiliates; (c) the impact, if any, of the purchases by the Sponsor and/or their affiliates on the likelihood that the business combination transaction will be approved; (d) the identities of security holders of Denali who sold to the Sponsor and/or their affiliates (if not purchased on the open market) or the nature of Denali’s security holders (e.g., 5% security holders) who sold to the Sponsor and/or their affiliates; and (e) the number of Denali Class A Ordinary Shares for which Denali has received redemption requests pursuant to its redemption offer.

Emerging Growth Company

Denali is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in Denali’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Semnur has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in New Semnur’s business could significantly affect New Semnur’s business, financial condition and results of operations. In addition, New Semnur is in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act, as more fully described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur—Emerging Growth Company.”

New Semnur will qualify and will remain as an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which New Semnur has total annual gross revenue of at least $1.235 billion, or (c) in which New Semnur is deemed to be a large accelerated filer, which means the market value of the common equity of New Semnur that is held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New Semnur has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Additionally, Denali is currently a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, Denali expects that New Semnur will remain a smaller reporting company as defined in Item 10(f)(1) of Regulation S -K because New Semnur will have annual revenues of less than $100 million and is expected to have a public float of less than $700 million.

Comparison of Shareholders’ Rights

Following the consummation of the Business Combination, the rights of Denali’s shareholders who become New Semnur stockholders in the Business Combination will no longer be governed by the Current Denali Charter and instead will be governed by the Proposed Charter and the Proposed Bylaws. See “Comparison of Shareholders’ Rights.”

Recent Developments

As previously disclosed, on October 2, 2024, Denali received a written notice (the “Notice”) from the Listing Qualifications Department (the “Staff”) of Nasdaq notifying Denali that Denali was not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”), which requires Denali to maintain a minimum Market Value of Listed Securities (“MVLS”) of $50.0 million, and Nasdaq Listing Rule 5450(b)(3)(A) (the “Total Assets Rule” and, together with the MVLS Rule, the “Listing Rules”), which requires the Company to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market.

On April 2, 2025, Denali received a notice from the Staff (the “Staff’s Determination”) stating that Denali has not regained compliance with the Listing Rules, and also that Denali is not in compliance with Nasdaq Listing Rule 5450(b)(2)(B) which sets forth a requirement to maintain a minimum of 1,100,000 publicly held shares for continued listing (the “Public Float Rule”), and Denali’s securities will be delisted from the Nasdaq Global Market unless Denali requests an appeal of this determination by April 9, 2025. If Denali does not appeal the Staff’s delisting determination by April 9, 2025, trading of the Denali Class A Ordinary Shares, Public Warrants

and Public Units would be suspended at the opening of business on April 11, 2025, and a Form 25-NSE will be filed with the SEC, which would remove Denali’s securities from listing and registration on Nasdaq. Denali did not appeal the Staff’s delisting determination by April 9, 2025, and the Denali Class A Ordinary Shares, Public Warrants and Public Units were delisted at the opening of business on April 16, 2025.

Trading of Denali’s securities on the OTC Markets commenced on April 17, 2025.

Summary Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the section titled “Risk Factors” beginning on page 72 of this proxy statement/prospectus. Some of these risks are summarized below. References in the summary under the subheadings “— Risks Related to Semnur’s Limited Operating History, Financial Condition and Capital Requirements”, “— Risks Related to Semnur’s Product Development”, “— Risks Related to Semnur’s Business and Operations”, “— Risks Related to Semnur’s Intellectual Property”, “— Risks Related to Government Regulations” and “— Risks Related to Semnur’s Relationship with Scilex” to “we,” “us,” “our,” and “the Company” generally refer to Semnur in the present tense or New Semnur from and after the Business Combination.

Risks Related to Semnur’s Limited Operating History, Financial Condition and Capital Requirements

•	We are a clinical-late stage specialty pharmaceutical company and have incurred significant losses since our inception. We anticipate that we will incur continued losses for the foreseeable future.

•	Even after the completion of the Business Combination, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

•	Our recurring losses from operations, negative cash flows and substantial cumulative net losses raise substantial doubt about our ability to continue as a going concern.

•

We have identified material weaknesses in our internal control over financial reporting. Any material weakness may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

Risks Related to Semnur’s Product Development

•

We are substantially dependent on the success of our only product candidate, SP-102. If we are unable to complete development of, obtain approval for and commercialize SP-102 in a timely manner or at all, our business will be harmed.

•

We have historically obtained our clinical supply of our only product candidate, SP-102, and certain of the raw materials used in SP-102, from a sole or single source supplier and manufacturer, and we may not be able to find an alternative source on commercially reasonable terms, or at all. In addition, if any such supplier or manufacturer fails to comply with FDA regulations we may be subject to sanctions or delays in the delivery of our clinical supplies which could affect the development of SP-102.

•

We rely on third parties to conduct our clinical trials and intend to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our current and future product candidates.

•

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

Risks Related to Semnur’s Business and Operations

•	Any disruption in our research and development facilities could adversely affect our business, financial condition and results of operations.

Risks Related to Semnur’s Intellectual Property

•

If we are unable to maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Risks Related to Government Regulations

•

The regulatory approval processes of the FDA and comparable non-U.S. regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, financial condition and results of operations will be substantially harmed. Moreover, gaining approval for a product candidate in one country or jurisdiction does not guarantee that we will be able to obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

Risks Related to Semnur’s Relationship with Scilex

•	Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with Scilex.

•	We are controlled by Scilex, whose interests may differ from those of our public shareholders.

Risks Related to Ownership of New Semnur Common Stock

•

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Denali’s securities or, following the Business Combination, New Semnur’s securities, may decline.

•

New Semnur will be an emerging growth company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its common stock less attractive to investors.

•

Following the Business Combination, New Semnur will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, if New Semnur’s Nasdaq listing application is approved, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Semnur may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

Risks Related to Denali and the Business Combination

•	The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Denali’s public shareholders vote.

•

Since the Sponsor, Denali’s directors and executive officers and Scilex have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Semnur is appropriate as our initial business combination. Such interests include that Sponsor and Scilex will lose its entire investment in us if our initial business combination is not completed.

•	Denali’s shareholders may be held liable for claims by third parties against Denali to the extent of distributions received by them upon redemption of their public shares.

•

A shareholder-approved amendment to the Current Denali Charter removed the limitation that Denali may not redeem public shares in an amount that would cause Denali’s net tangible assets to be less than $5,000,001 contained therein, and the Merger Agreement does not include a closing condition that requires New Semnur to have at least $5,000,001 of net tangible assets upon the Closing or that New Semnur’s listing on Nasdaq or another national securities exchange has been approved. Accordingly, the Business Combination may be consummated even if the New Semnur Common Stock would be a “penny stock” upon the Closing.

RISK FACTORS

You should consider carefully the following risk factors, as well as the other information set forth in this proxy statement/prospectus, including matters addressed in the section titled “Cautionary Note Regarding Forward-Looking Statements,” before making a decision on how to vote your Denali Ordinary Shares. If any of these risks actually occur, it may materially harm our business, financial condition, liquidity and results of operations.

These risk factors are not exhaustive. We may face additional risks and uncertainties that are not presently known to us, or that we currently deem immaterial. The following discussions should be read in conjunction with our financial statements and the notes to the financial statements included therein.

Unless the context otherwise requires, references in the subsection “— Risks Related to Semnur’s Limited Operating History, Financial Condition and Capital Requirements”, “— Risks Related to Semnur’s Product Development”, “— Risks Related to Semnur’s Business and Operations”, “— Risks Related to Semnur’s Intellectual Property”, “— Risks Related to Government Regulations” and “— Risks Related to Semnur’s Relationship with Scilex” to “we,” “us,” “our,” and “the Company” generally refer to Semnur in the present tense or New Semnur from and after the Business Combination.

Risks Related to Semnur’s Limited Operating History, Financial Condition and Capital Requirements

We are a clinical-late stage specialty pharmaceutical company and have incurred significant losses since our inception. We anticipate that we will incur continued losses for the foreseeable future.

We are a late-stage clinical biopharmaceutical company focused on developing and commercializing innovative non-opioid pain management products for the treatment of acute and chronic pain, and we have a limited operating history. We have not commenced revenue-producing operations and to date, we have focused on organizing and staffing our company, business planning, raising capital, identifying potential non-opioid pain therapy candidates, undertaking preclinical studies and clinical trials of our product candidate and establishing research and development collaborations. Our relatively short operating history as a company makes any assessment of our future success and viability subject to significant uncertainty.

Investment in biopharmaceutical product development is highly speculative because it entails substantial upfront capital expenditures and significant risk that any potential product candidate will fail to demonstrate adequate effect or an acceptable safety profile, gain regulatory approval and become commercially viable. We will encounter risks and difficulties frequently experienced by early-stage biopharmaceutical companies in rapidly evolving fields, and we have not yet demonstrated an ability to overcome such risks and difficulties successfully. Our ability to execute on our business model and generate revenues depends on a number of factors including our ability to:

•	successfully complete ongoing pre-clinical studies and clinical trials and obtain regulatory approvals for our current and future product candidates;

•	identify new acquisition or in-licensing opportunities;

•	successfully identify new product candidates and advance those product candidates into pre-clinical studies and clinical trials;

•	raise additional funds when needed and on terms acceptable to us;

•	attract and retain experienced management and advisory teams;

•

add operational, financial and management information systems and personnel, including personnel to support clinical, pre-clinical manufacturing and planned future commercialization efforts and operations;

•	launch commercial sales of our current and future product candidates, whether alone or in collaboration with others;

•	initiate and continue relationships with third-party suppliers and manufacturers;

•	set acceptable prices for current and future product candidates and obtain coverage and adequate reimbursement from third-party payors;

•	achieve market acceptance of current and future product candidates in the medical community and with third-party payors and consumers; and

•	maintain, expand and protect our intellectual property portfolio.

If we cannot successfully execute any one of the foregoing, our business may not succeed or become profitable.

Since our inception, we have incurred significant net losses, with net losses of $4.7 million and $3.3 million for the years ended December 31, 2024 and 2023, respectively. For the three months ended March 31, 2025 and 2024, we had net losses of $0.7 million and $1.5 million, respectively. As of March 31, 2025, we had an accumulated deficit of approximately $116.4 million. For the foreseeable future, we expect to continue to incur significant expenses related to the research and development of our product candidate, SP-102. We expect to incur substantial losses for the foreseeable future and may never become profitable.

We are subject to risks incidental to the development of new biopharmaceutical products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable could impair our ability to raise capital, maintain our research and development efforts, expand our business or continue our operations.

We have only one product candidate, SP-102, no products approved for commercial sale, have never generated any revenue from product sales and may never be profitable.

We currently only have one product candidate, SP-102. Our ability to generate revenue from product sales and achieve profitability will depend on our ability, alone or with collaborators, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, SP-102 and any future product candidates, if any. As a result, we intend to devote a substantial portion of our research and development resources and business efforts to the development of SP-102. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenue from product sales depends heavily on our, or our future collaborators’, ability to successfully:

•	identify additional product candidates and complete research and preclinical and clinical development of SP-102 and any other product candidates we may identify;

•	seek and obtain regulatory and marketing approvals for any product candidates for which we complete clinical trials;

•

launch and commercialize any product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;

•	qualify for coverage and adequate reimbursement by government and third-party payors for any product candidates for which we obtain regulatory and marketing approval;

•	develop, maintain, and enhance a sustainable, scalable, reproducible, and transferable manufacturing process for the product candidates we may develop;

•

establish and maintain supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for any product candidates for which we obtain regulatory and marketing approval;

•	obtain market acceptance of any product candidates as viable treatment options;

•	address competing technological and market developments;

•	implement internal systems and infrastructure, as needed;

•	negotiate favorable terms in any collaboration, licensing or other arrangements into which we may enter, and perform our obligations in such arrangements;

•	maintain, protect, enforce, defend and expand our portfolio of intellectual property rights, including patents, trade secrets and know-how, in the United States and internationally;

•	avoid and defend against third-party interference, infringement and other intellectual property claims in the United States and internationally; and

•	attract, hire and retain qualified personnel.

Even if one or more of the product candidates we develop are approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the European Medicines Agency (the “EMA”) or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate.

Many of the factors listed above are beyond our control and could cause us to experience significant delays or prevent us from completing the development of our current and future product candidates, obtaining regulatory approvals or commercializing our product candidates. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. A failure to become or remain profitable could result in a decline in the value of our company and could also cause you to lose all or part of your investment.

We currently have no sales and marketing organization. If we are unable to establish satisfactory sales and marketing capabilities or secure a third-party sales and marketing relationship, we may not be able to successfully commercialize SP-102 or any future product candidates, if any.

At present, we have no sales or marketing personnel. We intend to leverage the sales force and marketing capacities of our parent company, Scilex, to commercialize our current product candidate, SP-102, if approved. As we further grow after the launch of the SP-102, if approved, we will establish our sales, marketing or product distribution strategy for our product candidates. We may use strategic partners, distributors, a contract sales force or establish our own commercial sales force. If we are not successful in recruiting sales and marketing personnel and building a sales and marketing infrastructure or entering into appropriate collaboration arrangements with third parties, we will have difficulty successfully commercializing our product candidate, if approved, which would adversely affect our business, operating results and financial condition.

Even if we enter into third-party marketing and distribution arrangements, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues may depend heavily on the success of the efforts of these third parties. In terms of establishing a sales and marketing infrastructure, we will have to compete with established and well-funded pharmaceutical and biotechnology companies to recruit, hire, train and retain sales and marketing personnel. Factors that may inhibit our efforts to build an internal sales organization or enter into collaboration arrangements with third parties include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe any of our product candidates, if approved;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an internal sales and marketing organization.

Even after the completion of the Business Combination, we will require substantial additional funding, which may not be available to us on acceptable terms, or at all.

Our operations have consumed substantial amounts of cash since inception. We expect to significantly increase our spending to advance development of our current product candidate and launch and commercialize any product candidate for which we receive regulatory approval. Furthermore, following the Business Combination, we expect to incur additional costs associated with operating as a public company. We will also require additional capital to fund our other operating expenses and capital expenditures.

As of March 31, 2025, our cash and cash equivalents were approximately $7,000 and we had an accumulated deficit of approximately $116.0 million. The amount and timing of our future funding requirements will depend on many factors, some of which are outside of our control, including but not limited to:

•	the scope, progress, results and costs of conducting studies and clinical trials for our product candidate, SP-102;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidate;

•	the costs of manufacturing our product candidate;

•	the timing and amount of any milestone, royalty or other payments we are required to make pursuant to any current or future collaboration or license agreements;

•

the potential requirement to reimburse Scilex for up to an aggregate of $280 million in respect of milestone payments under the Semnur Merger Agreement through an intercompany arrangement between Scilex and Semnur, which arrangement is not currently in place (see the section titled “Business of Semnur-Material Agreements — Semnur Merger Agreement” for additional information regarding Scilex’s obligations under the Semnur Merger Agreement);

•

our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the extent to which our product candidate, if approved for commercialization, are adopted by the physician community;

•	our need to expand our research and development activities;

•	the costs of acquiring, licensing or investing in businesses, product candidate and technologies;

•	the effect of competing products and product candidates and other market developments;

•	the number and types of future products or product candidates we develop and commercialize;

•	any product liability or other lawsuits related to our current or future product candidates;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company after the closing of the Business Combination;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the number of public shares that are redeemed by Denali’s public shareholders;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent and scope of our general and administrative expenses.

Until we are able to generate revenue, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, government contracts or other strategic transactions. We cannot be sure that any additional funding, if needed, will be available on terms favorable to us, or at all. Any additional fundraising efforts may divert our management from their day-to-day activities, which may adversely affect our ability to develop and commercialize our current and future product candidates. Furthermore, any additional equity or equity-related financing may be dilutive to our stockholders, and debt or equity financing, if available, may subject us to restrictive covenants and significant interest costs. If we raise additional funds through collaborations or strategic alliances with third parties, we may have to relinquish valuable rights to our current or future product candidates, future revenue streams, research programs or technologies, or grant licenses on terms that may not be favorable to us. If we are unsuccessful in our efforts to raise additional financing on acceptable terms, we may be required to significantly reduce or cease our operations.

We may not be able to generate sufficient cash to service our indebtedness and other liquidity needs.

Our ability to make payments on and to refinance our indebtedness and to fund our other obligations, planned capital expenditures and other strategic investments will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. We may not generate sufficient cash flow from operations, and we cannot assure you that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

If we do not generate cash flow from operations sufficient to pay our debt service or other obligations, we may have to undertake alternative financing plans, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. Our ability to refinance our debt and fund other obligations will depend on the condition of the capital markets and our financial condition at that time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. See Note 3 titled “Liquidity and Going Concern” of our financial statements included elsewhere in this proxy statement/prospectus, for a discussion regarding our ability to continue as a going concern.

Our recurring losses from operations, negative cash flows and substantial cumulative net losses raise substantial doubt about our ability to continue as a going concern.

In Note 3 titled “Liquidity and Going Concern” of our financial statements included elsewhere in this proxy statement/prospectus, we disclose that there is substantial doubt about our ability to continue as a going concern. In addition, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2024, which stated that substantial doubt existed about our ability to continue as a going concern. We have negative working capital and have incurred significant operating losses and negative cash flows from operations and expect to continue incurring losses for the foreseeable future. Further, we had an accumulated deficit of approximately $116.0 million and $115.4 million as of March 31, 2025 and December 31, 2024, respectively. These conditions raise substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our ability to become a profitable operating company is dependent upon our ability to generate revenue and obtain financing adequate to fulfill our development and commercialization activities, and achieving a level of revenue adequate to support our cost structure. We have plans to obtain additional resources to fund our currently planned operations and expenditures through additional debt and equity financing. If we are unable to obtain sufficient funding, our financial condition and results of operations will be materially and adversely affected and we may be unable to continue as a going concern. After the completion of the Business Combination, future financial statements may disclose substantial doubt about our ability to continue as a going concern. If we seek additional financing to fund our business activities in the future and there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms or at all.

We have identified material weaknesses in our internal control over financial reporting. Any material weakness may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.

In connection with the audit of our financial statements for the years ended December 31, 2023 and 2022, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

For the years ended December 31, 2023 and 2022, the material weaknesses identified in our internal control over financial reporting related to ineffective control activities in the areas of preparation of the carve-out financial statements and stock-based compensation expense. As a result of the material weaknesses, we are implementing remediation measures including, but not limited to, performing a comprehensive assessment of the control environment in order to design and implement additional preventive and/or detective review controls as well as hiring additional personnel with sufficient accounting expertise to improve the operating effectiveness of our review controls and monitoring activities, and utilizing external accounting experts as appropriate. Any potential material misstatements were identified and corrected as audit adjustments in the applicable periods and are properly reflected in our restated financial statements included in this proxy statement/prospectus.

In the future, in order to properly manage our internal control over financial reporting, we may need to take additional measures to further augment our finance resources, and we cannot be certain that the measures we have taken, and expect to take, to improve our internal controls will be sufficient to ensure that our internal controls will remain effective and eliminate the possibility that other material weaknesses or deficiencies may develop or be identified in the future. If we experience future material weaknesses or deficiencies in internal controls and we are unable to correct them in a timely manner, our ability to record, process, summarize and report financial information accurately and within the time periods specified in the rules and forms of the SEC, will be adversely affected. Any such failure could negatively affect the market price and trading liquidity of the New Semnur Common Stock, lead to delisting, cause investors to lose confidence in our reported financial information, subject us to civil and criminal investigations and penalties, and generally materially and adversely impact our business and financial condition.

If we identify future material weaknesses in our internal controls over financial reporting or fail to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our business, financial condition and results of operations could suffer.

Risks Related to Semnur’s Product Development

We are substantially dependent on the success of our only product candidate, SP-102. If we are unable to complete development of, obtain approval for and commercialize SP-102 in a timely manner or at all, our business will be harmed.

Our future success is dependent on our ability to timely advance and complete clinical trials, obtain marketing approval for and successfully commercialize our product candidate, SP-102. We are not permitted to market or promote SP-102 or any other future product candidate before we receive marketing approval from the FDA and comparable foreign regulatory authorities, and we may never receive such marketing approvals.

The success of SP-102 and any future product candidates, if any, will depend on several factors, including the following:

•

the acceptance of individual investigational review boards (“IRBs”) and scientific review committees at each clinical trial site as to the adequacy of the preclinical data package to support clinical development of SP-102 and their overall general agreement with the use of SP-102 in the intended patient population in the intended manner;

•	the initiation and successful patient enrollment and completion of additional clinical trials of SP-102 on a timely basis;

•	the frequency and severity of adverse events (“AEs”) in the clinical trials;

•	maintaining and establishing relationships with contract research organizations (“CROs”) and clinical sites for the clinical development of SP-102 both in the United States and internationally;

•	successful completion of toxicology studies, biodistribution studies and minimally efficacious dose studies in animals, where applicable;

•	successful completion of clinical trials, under the FDA’s current Good Clinical Practices (“GCP”) and the FDA’s current Good Laboratory Practices (“GLPs”);

•	effective investigational new drug applications or Clinical Trial Authorizations that allow commencement of our planned clinical trials or future clinical trials for our product candidates;

•	the efficacy, safety and tolerability profiles that are satisfactory to the FDA, EMA or any comparable foreign regulatory authority for marketing approval;

•	the timely receipt of marketing approvals for our product candidates from applicable regulatory authorities;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	the maintenance of existing or the establishment of new supply arrangements with third-party suppliers and manufacturers for clinical development of SP-102;

•

the maintenance of existing, or the establishment of new, scaled production arrangements with third-party manufacturers to obtain finished products that are appropriate for commercial sale of SP-102, if it is approved;

•	obtaining and maintaining patent protection, trade secret protection and regulatory exclusivity, both in the United States and internationally;

•	a continued acceptable safety profile following any marketing approval;

•	commercial acceptance by patients, the medical community and third-party payors;

•

our ability to obtain coverage and adequate reimbursement from third-party payors for our product candidates, if approved, and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement; and

•	our ability to compete with other treatments.

We do not have complete control over many of these factors, including certain aspects of clinical development and the regulatory submission process, potential threats to our intellectual property rights and the manufacturing, marketing, distribution and sales efforts of any future collaborator. If we are not successful with respect to one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize SP-102, which would materially harm our business. If we do not receive marketing approvals for SP-102, we may not be able to continue our operations.

We have historically obtained our clinical supply of our only product candidate, SP-102, and certain of the raw materials used in SP-102, from a sole or single source supplier and manufacturer, and we may not be able to find an alternative source on commercially reasonable terms, or at all. In addition, if any such supplier or manufacturer fails to comply with FDA regulations we may be subject to sanctions or delays in the delivery of our clinical supplies which could affect the development of SP-102.

Historically, we have purchased our clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SP-102, solely from Genzyme Corporation (“Genzyme”) pursuant to a supply agreement, which terminated as of May 31, 2024. We anticipate that our current supply of sodium hyaluronate will be sufficient to satisfy our clinical and commercial supply requirements for sodium hyaluronate for at least 12 months following our expected commercial launch of SP-102 in 2027. Although we are currently in discussions with Sanofi S.A. (“Sanofi”), an affiliate of Genzyme, and are in the process of identifying and certifying new suppliers, in each case to fulfill our future supply requirements for sodium hyaluronate, we may not be able to reach agreement with Sanofi or find an alternative supplier of sodium hyaluronate on commercially reasonable terms, or at all. There is also no guarantee that we will be able to commence a commercial launch of SP-102 in 2027 or ever, as any such launch would be subject to regulatory approval, which we may not receive.

Under our Master Services Agreement, dated January 27, 2017 (as amended, the “Lifecore Master Services Agreement”), with Lifecore Biomedical, LLC (“Lifecore”), we depend on Lifecore to manufacture clinical supplies of SP-102. Lifecore has the right to terminate the Lifecore Master Services Agreement under certain circumstances, including, but not limited to: (1) if we are in material breach of the agreement and fail to cure such breach within 30 days of written notice; (2) if we (a) become insolvent, (b) cease to function as a going concern, (c) become convicted of or plead guilty to a charge of violating any law relating to either party’s business, or (d) engage in any act which materially impairs goodwill associated with SP-102 or materially impairs the terminating party’s trademark or trade name; (3) if we fail to pay past due invoices upon 30 days’ written notice, or (4) if we reject or fail to respond to a major change proposed by Lifecore that does not change Semnur’s written and approved acceptance criteria in its product specifications. In the event that Lifecore decides to terminate the Lifecore Master Services Agreement, finding an alternative manufacturer on commercially reasonable terms, or at all, may be difficult. The Lifecore Master Services Agreement expires on December 31, 2028, unless terminated earlier in accordance with the terms of such agreement, or unless renewed further by the parties.

Additionally, the manufacturing facilities used by our third-party suppliers and manufacturers must continue to comply with FDA regulations and are subject to periodic announced or unannounced inspections. We have limited control over the ability of our third-party suppliers and manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If our third-party suppliers and manufacturers fail to comply with FDA regulations, the FDA may not authorize the manufacture of our product candidate at these facilities, and we may be unable to find alternative manufacturing facilities in a timely manner or at all. The failure by such third parties to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, import detention, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of our product, operating restrictions and criminal prosecutions.

In addition, our product candidate may compete with other product candidates and products for access to manufacturing facilities and other supplies. There are a limited number of manufacturers that operate under current Good Manufacturing Practices (“cGMP”) regulations and that might be capable of manufacturing for us. Also, prior to the approval of our product candidate, we would need to identify a contract manufacturer that could produce our products at a commercial scale and that could successfully complete FDA pre-approval inspection and inspections by other health authorities. Agreements with such manufacturers or suppliers may not be available to us at the time we would need to have that capability and capacity.

If our clinical supply of our product candidate and certain of the raw materials used in our product candidate are disrupted or delayed, there can be no assurance that alternative sources can serve as adequate replacements or that supplies will be available on terms that are favorable to us, if at all. Any disruption in supply could affect the development of SP-102.

We rely on third parties to conduct our clinical trials and intend to rely on third parties to conduct all of our future clinical trials. If these third parties do not successfully carry out their contractual duties, fail to comply with applicable regulatory requirements or meet expected deadlines, we may be unable to obtain regulatory approval for our current and future product candidates.

We currently do not have the ability to independently conduct any clinical trials. The FDA and regulatory authorities in other jurisdictions require us to comply with regulations and standards, commonly referred to as GCP requirements for conducting, monitoring, recording and reporting the results of clinical trials, in order to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. We rely on medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct GCP-compliant clinical trials of our current and future product candidates properly and on time. While we have agreements governing their activities, we control only certain aspects of their activities and have limited influence over their actual performance. The third parties with whom we contract for execution of our GCP-compliant clinical trials play a significant role in the conduct of these studies and trials and the subsequent collection and analysis of data. These third parties are not our employees and, except for restrictions imposed by our contracts with such third parties, we have limited ability to control the amount and timing of resources that they devote to our programs. Although we rely on these third parties to conduct our GCP-compliant clinical trials, we remain responsible for ensuring that each of our clinical trials is conducted in accordance with our investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. For any violations of laws and regulations in the conduct of our preclinical studies and clinical trials, we could be subject to warning letters or enforcement actions that may include civil penalties up to and including criminal prosecution.

Many of the third parties with whom we contract may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials or other drug development activities that could harm our competitive position. We face the risk of potential unauthorized disclosure or infringement, misappropriation or other violation of our intellectual property by CROs, which may reduce our trade secret and intellectual property protection and allow our potential competitors to access and exploit our proprietary technology.

Further, any of these third parties may terminate their engagements with us or be unable to fulfill their contractual obligations. If the third parties conducting our clinical trials do not adequately perform their contractual duties or obligations, experience significant business challenges, disruptions or failures, do not meet expected deadlines, terminate their agreements with us or need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to their failure to adhere to our protocols or to GCPs, or for any other reason, we may need to enter into new arrangements with alternative third parties. This could be difficult, costly or impossible, and our clinical trials may need to be extended, delayed, terminated or repeated. As a result, we may not be able to obtain regulatory approval or successful commercialization in a timely fashion, or at all, for the applicable product candidate. Our financial results and the commercial prospects for our current and future product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

We may in the future enter into collaborations, in-licensing arrangements, joint ventures, or strategic alliances with third-parties that may not result in the development of commercially viable products or the generation of significant future revenues.

We may in the future enter into collaborations, in-licensing arrangements, joint ventures, or strategic alliances to develop proposed products and to pursue new markets.

Proposing, negotiating and implementing collaborations, in-licensing arrangements, joint ventures, strategic alliances or partnerships may be a lengthy and complex process. Other companies, including those with substantially greater financial, marketing, sales, technology or other business resources, may compete with us for these opportunities or arrangements. We may not identify, secure or complete any such transactions or arrangements in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and may not realize the anticipated benefits of any such transactions or arrangements.

Additionally, with respect to current and future collaborations, we may not be in a position to exercise sole decision-making authority regarding the transaction or arrangement, which could create the potential risk of creating impasses on decisions, and our collaborators may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals. It is possible that conflicts may arise with our collaborators, such as conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations or the ownership or control of intellectual property developed during the collaboration. If any conflicts arise with our current or future collaborators, they may act in their self-interest, which may be adverse to our best interest, and they may breach their obligations to us. In addition, we have limited control over the amount and timing of resources that our current collaborators or any future collaborators devote to our collaborators’ or our future products. Disputes between us and our collaborators may result in litigation or arbitration which would increase our expenses and divert the attention of our management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, we may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.

Delays in clinical trials could result in increased costs to us and delay our ability to obtain commercial approval and generate revenue.

Before obtaining marketing approval for the sale of any of our current or future product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates for their intended indications. Clinical testing is expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include:

•	delays in obtaining regulatory authorizations to commence a clinical trial or reaching a consensus with regulatory authorities on trial design;

•	delays in identifying prospective clinical investigators or clinical trial sites that have necessary qualifications, interest and capacity to perform a requested protocol;

•

delays in reaching agreement on acceptable terms with prospective CROs and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

•	delays in obtaining approval from one or more IRBs;

•	IRBs refusing to approve, suspending or terminating the trial at the investigational site, precluding enrollment of additional subjects, or withdrawing their approval of the trial;

•	changes to the clinical trial protocol;

•	delays in recruiting suitable subjects to participate in our clinical trials;

•	failure by us, any CROs we engage or any other third parties to adhere to clinical trial requirements;

•	failure to perform in accordance with GCPs;

•

delays in the testing, validation, manufacturing and delivery of our product candidates to the clinical sites, including delays by third parties with whom we have contracted to perform certain of those functions;

•	delays in subjects completing participation in a trial or returning for post-treatment follow-up;

•	clinical trial sites or subjects dropping out of a trial;

•	key investigators departing their clinical sites;

•	lack of adequate funding to continue the trial;

•	selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data;

•	subjects experiencing severe or unexpected drug-related adverse effects;

•

imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, after an inspection of our clinical trial operations, trial sites or manufacturing facilities, or for other reasons;

•	occurrence of serious adverse events (“SAEs”) in our trials or in trials of the same class of agents conducted by other sponsors;

•	changes in regulatory requirements or guidance that require amending or submitting new clinical protocols;

•

a facility manufacturing our product candidates or any of their components being ordered by the FDA to temporarily or permanently shut down due to violations of cGMP regulations or other applicable requirements;

•	any changes to our manufacturing process that may be necessary or desired;

•

third-party clinical investigators losing the licenses or permits necessary to perform our clinical trials and/or not performing our clinical trials on our anticipated schedule or consistent with the clinical trial protocol, GCP, or other regulatory requirements;

•	third-party contractors not performing data collection or analysis in a timely or accurate manner; or

•

third-party contractors becoming debarred or suspended or otherwise penalized by the FDA or other government or regulatory authorities for violations of regulatory requirements, in which case we may need to find a substitute contractor, and we may not be able to use some or all of the data produced by subcontractors in support of our marketing applications.

We could also encounter delays if a clinical trial is suspended or terminated by us, by the IRBs of the institutions in which such trials are being conducted, by a Data Safety Monitoring Board for such trial or by the FDA. Such authorities may impose such a suspension or termination due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, participants being exposed to unacceptable health risks, failure to demonstrate a benefit from using a drug, changes in governmental regulations or administrative actions or lack of adequate funding to continue the clinical trial. In addition, changes in regulatory requirements and policies may occur, and we may need to amend clinical trial protocols to comply with these changes. Amendments may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial.

Our product development costs will increase if we experience delays in testing or marketing approvals. The FDA and other regulatory agencies may impose new or refined testing expectations based on experience and increased knowledge over time. In addition, if we make manufacturing or other changes to our product candidates, we may need to conduct additional studies to bridge our modified product candidates to earlier versions. We do not know whether any of our clinical trials, including our planned clinical trial of SP-102, will begin or continue as planned, will need to be restructured or will be completed on schedule, or at all. We may not have the necessary capabilities, including adequate staffing, to successfully manage the execution and completion of any clinical trials we initiate in a way that leads to our obtaining marketing approval for our product candidates in a timely manner, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates.

Even if we complete the necessary clinical trials, we cannot predict when, or if, we will obtain regulatory approval for our product candidates and the approval may be for a more narrow indication than we seek.

We cannot commercialize our current and future product candidates, if any, until the appropriate regulatory authorities have reviewed and approved the product candidates. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state and local statutes and regulations require the expenditure of substantial time and financial resources and we may not be able to obtain the required regulatory approvals. Even if a product candidate meets the safety and efficacy endpoints in clinical trials, the data may not be considered sufficient by regulatory authorities, those regulatory authorities may not complete their review processes in a timely manner, or we may not be able to obtain regulatory approval. Additional delays may result if an FDA advisory committee is convened, including if such advisory committee recommends non-approval or restrictions on approval. In addition, we may experience delays or rejections based upon additional government regulation from future legislation or administrative action or changes in regulatory authority policy or data requirements during the period of product development, clinical trials and the regulatory review process.

Even if we receive regulatory approval, the FDA may approve a product candidate for more limited indications than requested or they may impose significant limitations in the form of narrow indications, black box warnings or a Risk Evaluation and Mitigation Strategy (“REMS”). The FDA may require labeling that includes warnings and precautions or contra-indications with respect to conditions of use, or may grant approval subject to the performance of costly post-marketing clinical trials. In addition, the FDA may not approve the labeling claims that are considered necessary or desirable for the successful commercialization of a product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for a product candidate.

Additionally, if the results of any clinical trials are inconclusive or if there are safety concerns or SAEs associated with a product candidate, we may:

•	be delayed or fail in obtaining marketing approval for a product candidate;

•	obtain approval for indications or patient populations that are not as broad as we intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to changes in the way the product candidate is administered;

•	be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

•	have regulatory authorities withdraw, or suspend, their approval of the product or impose restrictions on its distribution in the form of a modified REMS;

•	be sued and held liable for harm caused to patients; or

•	experience damage to our reputation.

We may find it difficult to enroll or maintain patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in any clinical trials of our current and future product candidates is critical to our success. The timing of any clinical trials depends on our ability to recruit patients and to complete required follow-up periods. If patients are unwilling to participate in our clinical trials due to negative publicity from adverse events, competitive clinical trials for similar patient populations, or for other reasons, the timeline for recruiting patients, conducting trials and potentially obtaining regulatory approval may be delayed.

We may also experience delays if patients withdraw from a clinical trial or do not complete the required monitoring period. These delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of clinical trials altogether.

Patient enrollment is affected by many factors, including:

•	the size and nature of the patient population;

•	the proximity of patients to clinical sites;

•	the eligibility and exclusion criteria for the trial;

•	the design of the clinical trial;

•	competing clinical trials;

•	the risk that enrolled patients will not complete a clinical trial;

•	ability to monitor patients adequately during and after treatment;

•

potential disruptions caused by the COVID-19 pandemic (or other similar disruptions), including difficulties in initiating clinical sites, enrolling and retaining participants, diversion of healthcare resources away from clinical trials, travel or quarantine policies that may be implemented and other factors;

•	our ability to recruit clinical trial investigators with the appropriate competencies and experience; and

•	clinicians’ and patients’ perceptions as to the potential advantages of the product candidate in relation to other available products.

The conditions for which we currently plan to evaluate our product candidates are common, but the eligibility criteria of our clinical trials limit the pool of available trial participants. For example, we experienced a delay in the enrollment of our now completed SP-102 Phase 3 clinical trial in sciatica due to the selective eligibility criteria in place to reduce the placebo effect and the impacts of COVID-19, and may experience similar issues with enrollment of our other planned clinical trials.

Under the federal Food and Drug Omnibus Reform Act (the “FDORA”), sponsors are required to develop and submit a diversity action plan for each Phase 3 clinical trial or any other “pivotal study” of a new drug product. These plans are meant to encourage enrollment of more diverse patient populations in late-stage clinical trials of FDA-regulated products. In June 2024, as mandated by FDORA, the FDA issued draft guidance outlining the general requirements for diversity action plans. Unlike most guidance documents issued by the FDA, the diversity action plan guidance, when finalized, will have the force of law. In January 2025, in response to an executive order issued by President Trump on diversity, equity and inclusion programs, the FDA removed this draft guidance from its website. The implications of this action are not yet known. If we are not able to adhere to any new or future requirements, our ability to conduct clinical trials may be delayed or halted.

In addition, our clinical trials will compete with other clinical trials for product candidates that are in the same therapeutic areas as our product candidates, and this competition will reduce the number and types of patients available to it, because some patients who have opted to enroll in our trials may instead opt to enroll in a trial being conducted by a competitor. We may conduct some of our clinical trials at the same clinical trial sites that some of our competitors use, which will reduce the number of patients who are available for our clinical trials at such clinical trial sites.

The incidence and prevalence for target patient populations of our product candidates are based on estimates and third-party sources. If the market opportunities for our product candidates are smaller than we estimate or if any approval that we obtain is based on a narrower definition of the patient population, our revenue and ability to achieve profitability might be materially and adversely affected.

Periodically, we make estimates regarding the incidence and prevalence of target patient populations of our product candidates based on various third-party sources and internally generated analyses and use such estimates in making decisions regarding our product development strategy, including acquiring or in-licensing product candidates and determining indications on which to focus in preclinical studies or clinical trials.

These estimates may be inaccurate or based on imprecise data. For example, the total addressable market opportunities will depend on, among other things, acceptance by the medical community and patient access, drug pricing and reimbursement. The number of patients in the addressable markets may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our product candidates, or new patients may become increasingly difficult to identify or gain access to, all of which may significantly harm our business, financial condition, results of operations and prospects.

We face significant competition and our competitors may discover, develop or commercialize products faster or more successfully than us.

The biotechnology and pharmaceutical industries are characterized by intense competition and rapid technological advances. In addition, the competition in the pain management market, and other relevant markets, is intense.

SP-102, if approved, has the potential to become the first FDA-approved epidural steroid product for the treatment of sciatica. While there are currently no FDA approved epidural steroid injections indicated for the treatment of sciatica, we are aware of certain non-steroid product candidates in development. SP-102, if approved, also will compete with various opioid pain medications, Nonsteroidal Anti-Inflammatory Drugs (“NSAIDs”), muscle relaxants, antidepressants, anticonvulsants and surgical procedures. Procedures may include nerve blocks and transcutaneous electrical nerve stimulations. We may also face indirect competition from the off-label and unapproved use of branded and generic injectable steroids.

We expect that the market will become increasingly competitive in the future. Many of our competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in: developing product candidates and technologies, undertaking preclinical studies and clinical trials, obtaining FDA and other regulatory approvals of product candidates, formulating and manufacturing product candidates, and launching, marketing and selling product candidates.

Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies or generic or biosimilar pharmaceutical manufacturers may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our commercial opportunity could be reduced or eliminated if our competitors succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we are currently developing or that we may develop. If approved, our product candidates will face competition from commercially available drugs as well as drugs that are in the development pipelines of our competitors and later enter the market.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do, which would have a material adverse impact on our business, financial condition and results of operations.

Our commercial success depends upon attaining significant market acceptance of our product candidates, if approved, among physicians, patients, healthcare payers and operators of major clinics, and we may not be successful in attaining such market acceptance.

Even with the requisite approvals from the FDA in the U.S., the EMA in the EU and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, upon the degree of market acceptance by physicians, patients, third-party payors and others in the medical community. Any product that we commercialize may not gain acceptance by physicians, patients, health care payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. Efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources, including our management’s time and financial resources, and may not be successful. Even if any product candidate we develop receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, healthcare payors and others in the medical community. The degree of market acceptance of any product candidate we develop, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy and safety of such product candidate as demonstrated in clinical trials;

•	the efficacy and safety of other products that are used in combination or in sequence with our product candidates;

•	the potential and perceived advantages of our product candidates compared to alternative treatments;

•	the limitation to our targeted patient population and limitations or warnings contained in approved labeling by the FDA or other regulatory authorities;

•	the ability to offer our products for sale at competitive prices;

•	convenience and ease of administration compared to alternative treatments;

•	the clinical indications for which the product candidate is approved by the FDA, the EMA or other regulatory agencies;

•

the willingness of the target patient population to try novel biologics and of physicians to prescribe these treatments, as well as their willingness to accept an intervention that involves the alteration of the patient’s gene;

•	product labeling or product insert requirements of the FDA, the EMA or other regulatory authorities, including any limitations or warnings contained in a product’s approved labeling;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	availability of third-party coverage and sufficiency of reimbursement; and

•	the prevalence and severity of any side effects.

Even if a product candidate is approved, such product may not achieve an adequate level of acceptance, we may not generate significant product revenues, and we may not become profitable.

The third-party payor coverage and reimbursement status of newly approved products is uncertain. Failure to obtain or maintain coverage and adequate reimbursement for our current or future product candidates, if approved, could decrease our ability to generate product revenue.

There is significant uncertainty related to the third-party coverage and reimbursement of existing and newly approved products. Market acceptance and sales of our current and future product candidates, if approved, in domestic markets will depend significantly on the availability of coverage and adequacy of reimbursement from third-party payors, including government programs (such as Medicare and Medicaid) and private payor healthcare and insurance programs. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. Coverage and reimbursement for a product candidate, if approved, may differ significantly from payor to payor, and we may not be able to obtain adequate coverage and reimbursement in the future.

Further, obtaining coverage and reimbursement approval for a product from a government or other third-party payor is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of such product candidate, if approved, to each third-party payor separately, with no assurance that coverage and adequate reimbursement will be obtained or applied consistently. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. Additionally, coverage may be more limited than the purposes for which the product is approved by the FDA or similar regulatory authorities outside of the United States. Assuming that coverage is obtained for a given product, the resulting reimbursement rates might not be adequate or may require co-payments or co-insurance that patients find unacceptably high. Patients, physicians, and other healthcare providers may be less likely to prescribe, dispense or use, as applicable, any approved product unless coverage is provided and reimbursement is adequate to cover a significant portion of the cost.

The market for our current and future product candidates, if approved, will depend significantly on access to third-party payors’ drug formularies for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded product in their formularies or otherwise restrict patient access to a branded product when a less costly generic equivalent or other alternative is available.

In addition, even if we obtain adequate levels of reimbursement, third-party payors carefully review and increasingly question the coverage of, and challenge the prices charged for, products. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Increasingly, third-party payors are requiring that pharmaceutical companies provide them with predetermined discounts from list prices and are challenging the prices for products. We cannot be sure that coverage and reimbursement will be available for any product candidate that we commercialize and, if reimbursement is available, what the level of reimbursement will be. If coverage and reimbursement of our product candidates are unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, we may be unable to achieve or sustain profitability. Furthermore, the requirements governing medical product pricing vary widely from country to country. In some foreign countries, the proposed pricing for a prescription device must be approved before it may be lawfully marketed. Historically, products launched in the European Union (“EU”) do not follow price structures of the United States and generally prices tend to be significantly lower.

Our product candidate SP-102 is expected to be a physician-administered injectable viscous gel and as such, separate reimbursement for the product itself may not be available. Instead, if SP-102 receives regulatory approval, the administering physician may be reimbursed only for providing the treatment or procedure in which SP-102 is used. To the extent separate coverage and reimbursement should become available for SP-102, we anticipate that it will be sold to physicians on a “buy and bill” basis. Buy and bill products must be purchased by healthcare providers before they can be administered to patients. Healthcare providers subsequently must seek reimbursement for the product from the applicable third-party payor, such as Medicare or a health insurance company. Healthcare providers may be reluctant to administer our product candidates, if approved, because they would have to fund the purchase of the product and then seek reimbursement, which may be lower than their purchase price, or because they do not want the additional administrative burden required to obtain reimbursement for the product.

Further, the codes used by providers to bill for SP-102, if approved, could also affect reimbursement. J-Codes are codes maintained by the Centers for Medicare and Medicaid Services (“CMS”), which are a component of the Healthcare Common Procedure Coding System and are typically used to report injectable drugs that ordinarily cannot be self-administered. We do not have a specific J-Code for SP-102. If our product candidate is approved, we may apply for one but cannot guarantee that a J-Code will be granted. To the extent separate coverage or reimbursement is available for any product candidate, if approved, and a specific J-Code is not available, physicians would need to use a non-specific miscellaneous J-Code to bill third-party payors for these physician-administered drugs. Because miscellaneous J-Codes may be used for a wide variety of products, health plans may have more difficulties determining the actual product used and billed for the patient. These claims must often be submitted with additional information and manually processed, which can create delays in claims processing times as well as increasing the likelihood for claim denials and claim errors.

Results of preclinical studies and early clinical trials may not be predictive of results of future clinical trials, and such results do not guarantee approval of a product candidate by regulatory authorities. In addition, our clinical trials to date have been limited in scope, and results received to date may not be replicated in expanded or additional future clinical trials.

The outcome of preclinical studies and early clinical trials may not be predictive of the success of later clinical trials, and interim results of clinical trials do not necessarily predict success in the results of completed clinical trials. There can be no assurance that any of our current or future preclinical and clinical trials will ultimately be successful or support further preclinical or clinical development of our current and future product candidates, if any. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials after achieving positive results in earlier development, and we could face similar setbacks. The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. Many companies that believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain regulatory approval for their product candidates. In addition, preclinical and clinical data are often susceptible to varying interpretations and analyses, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development. Any such adverse events may cause us to delay, limit or terminate planned clinical trials, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial procedures and the rate of dropout among clinical trial participants. If we fail to receive positive results in clinical trials of our product candidate, the development timeline and regulatory approval and commercialization prospects for our only product candidate, and, correspondingly, our business and financial prospects would be negatively impacted. A Phase 3 trial was completed for SP-102 for the treatment of sciatica. We may not have the necessary capabilities, including adequate staffing, to successfully manage the execution and completion of such clinical trials in a way that leads to our obtaining marketing approval for our product candidate in a timely manner, or at all. Our clinical trials may produce negative or inconclusive results, and, in the future, we may decide, or regulators may require us, to conduct additional clinical trials and preclinical studies in addition to those we have planned.

In March 2022, we announced final results from our Phase 3 trial for SP-102 and believed that we had sufficient data to support the safety and efficacy of SP-102, which would provide us with a pathway for a 505(b)(2) New Drug Application (“NDA”) submission. In November 2023, we had a Type C meeting with the FDA to discuss the requirements for filing a 505(b)(2) NDA for SP-102. In the Type C meeting, the FDA indicated that it did not agree that the clinical data collected from the single CLEAR-1 trial was sufficient to support the safety and efficacy of SP-102, given the risks associated with interventional procedures. The FDA requested that a confirmatory trial be conducted, noting the absence of any existing FDA-approved epidural steroid product for the treatment of sciatica. The FDA provided guidance regarding expectations for this additional trial needed prior to a 505(b)(2) NDA filing, including expectations for the size of the safety database and specific safety monitoring requirements. Specifically, the FDA requested that the confirmatory CLEAR-2 trial include a larger safety database to further validate the safety and efficacy of SP-102. In February 2024, we had a Type D meeting with the FDA to preview the newly designed trial with the FDA, in order to reduce the potential need for any other additional confirmatory trials prior to a 505(b)(2) NDA filing. During the Type D meeting, the FDA provided further guidance with respect to the requirements needed to help best position us to be able to satisfy the requirements for a 505(b)(2) pathway approval. Specifically, the FDA reaffirmed the need for a larger sample size and further requested confirmatory evidence of efficacy through a repeat injection. See the section titled “Business of Semnur – Our Company” for additional information regarding the meetings with the FDA.

Interim “top-line” and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.

From time to time, we may publish interim “top-line” or preliminary data from our clinical trials, which are based on a preliminary analysis of then-available data. Preliminary or interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or interim data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. In some instances, there can be significant variability in safety or efficacy results between different clinical trials or clinical trial sites for the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the dosing regimen and other clinical trial procedures and the rate of dropout among clinical trial participants. As a result, interim and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary or interim data and final data could significantly harm our business, financial condition and results of operations.

Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate or product and our company in general. Data disclosures must be carefully managed to conform to limitations on preapproval promotion and laws related to clinical trial registration and posting of results. In addition, the information we choose to publicly disclose regarding a particular study or clinical trial is based on what is typically extensive information, and stockholders may not agree with what we determine is the material or otherwise appropriate information to include in our disclosure, and any information we determine not to disclose may ultimately be deemed significant with respect to future decisions, conclusions, views, activities or otherwise regarding a particular drug, product, product candidate or our business. If the “top-line” data that we report differ from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, our product candidates may be harmed, which could harm our business, financial condition and results of operations.

Our clinical trials may fail to demonstrate substantial evidence of the safety and efficacy of product candidates that we may identify and pursue for their intended uses, which would prevent, delay or limit the scope of regulatory approval and commercialization.

Before obtaining regulatory approvals for the commercial sale of any of our current and future product candidates, we must demonstrate through lengthy, complex and expensive non-clinical studies, pre-clinical studies and clinical trials that the applicable product candidate is both safe and effective for use in each target indication. Each product candidate must demonstrate an adequate risk versus benefit profile in its intended patient population and for its intended use.

Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical development process. Most product candidates that begin clinical trials are never approved by regulatory authorities for commercialization.

We cannot be certain that our current clinical trials or any other future clinical trials will be successful. Additionally, any safety concerns observed in any one of our clinical trials in our targeted indications could limit the prospects for regulatory approval of our product candidates in those and other indications, which could have a material adverse effect on our business, financial condition and results of operations. In addition, even if such clinical trials are successfully completed, we cannot guarantee that the FDA or comparable non-U.S. regulatory authorities will interpret the results as we do, and more trials could be required before we submit our product candidates for approval. To the extent that the results of the trials are not satisfactory to the FDA or comparable non-U.S. regulatory authorities for support of a marketing approval, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. Even if regulatory approval is secured for a product candidate, the terms of such approval may limit the scope and use of the specific product candidate, which may also limit its commercial potential.

Even if we obtain FDA approval for any of our current or future product candidates in the United States, we may never obtain approval for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy.

Approval by the FDA in the United States does not ensure approval by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval in one jurisdiction may negatively impact our ability to obtain approval elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. In cases where data from United States clinical trials are intended to serve as the basis for marketing approval in the foreign countries, the standards for clinical trials and approval may be different.

Approval processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials, which could be costly and time-consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals, or if regulatory approvals in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be impeded.

Our business may suffer reputational harm due to failures of our product candidates.

The failure of our current or future product candidates could have a lasting negative impact on our reputation, which could, in turn, impact our ability to successfully enter into future licensing arrangements or other transactions with potential counterparties, raise future capital or attract key personnel to join us. As a result, our business and prospects would be materially harmed, and our results of operations and financial condition would likely suffer materially.

Our product candidates may cause undesirable side effects that could delay or prevent their regulatory approval.

As is the case with pharmaceuticals generally, it is likely that there may be side effects and adverse events associated with our current or future product candidates. In the clinical trials we conduct with our current or future product candidates, patients may experience changes in their health, including illnesses, injuries, discomforts or a fatal outcome. Often, it is not possible to determine whether the product candidate being studied caused or was associated with these conditions. In addition, it is possible that as we test our clinical products in larger, longer and more extensive clinical programs, or as use of these product candidates becomes more widespread if they receive regulatory approval, illnesses, injuries, discomforts and other adverse events that were observed in earlier clinical trials, as well as conditions that did not occur or went undetected in previous clinical trials, will be reported by subjects. Many times, side effects are only detectable after investigational products are tested in large-scale, Phase 3 clinical trial.

In the event that our current or future product candidates reveal an unacceptable severity and prevalence of these or other side effects, the clinical trials could be suspended or terminated, and the FDA could order us to cease further development of or deny approval of our product candidates for any or all targeted indications. The drug-related side effects could affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may harm our business, financial condition and results of operations significantly.

Our current product candidate is complex and difficult to manufacture. We could experience delays in satisfying regulatory authorities or manufacturing problems that result in delays in our development or commercialization programs, limit the supply of our current product candidate, or otherwise harm our business.

We currently depend on contract manufacturers to conduct the manufacturing and supply activities for SP-102. Manufacturing this product candidate requires facilities specifically designed for and validated for this purpose and sophisticated quality assurance and quality control procedures are necessary. Several factors could cause production interruptions, including equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers.

If contaminations are discovered in our supply of our current product candidate, or any future product candidates, or in the manufacturing facilities, such manufacturing facilities may need to be closed for an extended period of time to investigate and remedy the contamination. We may not be successful in securing additional sources at all or on a timely basis, which could materially harm our development timelines. Any delay or interruption in the supply of clinical trial supplies could delay the completion of clinical trials, increase the costs associated with maintaining clinical trial programs and, depending upon the period of delay, require us to begin new clinical trials at additional expense or terminate clinical trials completely.

In addition, there are risks associated with large scale manufacturing for clinical trials or commercial scale including, among others, cost overruns, potential problems with process scale-up, process reproducibility, stability issues, compliance with cGMP, lot consistency and timely availability of raw materials. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay clinical trials or product launches, which could be costly to us and otherwise harm our business, financial condition and results of operations.

Furthermore, our manufacturers may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our complex manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements. Any problems in our manufacturing process or facilities could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit our access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for products, which could harm our business, financial condition and results of operations.

Risks Related to Semnur’s Business and Operations

There are risks to Denali’s shareholders who are not affiliates of the Sponsor and become stockholders of New Semnur through the Business Combination rather than acquiring securities of Semnur directly in an underwritten public offering, including no independent due diligence review by an underwriter and conflicts of interest of the Sponsor.

New Semnur has applied to list its shares and warrants on Nasdaq, but the Business Combination is different from a traditional underwritten initial public offering. Among other things, there is no independent third-party underwriter selling the shares of New Semnur Common Stock, and, accordingly, the scope of due diligence conducted in conjunction with the Business Combination may be different than would typically be conducted in the event Semnur pursued an underwritten initial public offering. Before entering into the Merger Agreement, Denali and Semnur performed a due diligence review of each other’s business, operations and disclosure. However, in a typical initial public offering, the underwriters of the offering conduct independent due diligence on the company to be taken public, and following the offering, the underwriters are subject to liability to private investors for any material misstatements or omissions in the registration statement. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. The lack of an independent due diligence review and investigation means that you must rely on the information included in this proxy statement/prospectus. Further, while potential investors in an initial public offering typically have a private right of action against the underwriters of the offering for any such material misstatements or omissions, there are no underwriters of New Semnur Common Stock that will be issued pursuant to the Business Combination and thus no corresponding right of action is available to investors in the Business Combination, for any material misstatements or omissions in this proxy statement/prospectus. Therefore, as an investor in the Business Combination, you may be exposed to increased risk when compared to investing in a traditional underwritten initial public offering.

If we are unable to retain our key executives, it may delay our development efforts and harm our business, financial condition and results of operations.

Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate key executives to accomplish our business objectives, we may experience constraints that will significantly impede our ability to raise additional capital and our ability to implement our overall business strategy. In particular, we are highly dependent upon our executive officers, including Jaisim Shah, our Chief Executive Officer and President, Henry Ji, Ph.D., our Secretary and Treasurer prior to the Business Combination and our Executive Chairman after the Business Combination, and Stephen Ma, our Chief Financial Officer after the Business Combination. The loss of services of these executive officers could delay or prevent the successful development of our product pipeline and completion of our planned clinical trials. We do not carry “key person” insurance on any of our executive officers or other employees.

Competition for key executives in the biotechnology and pharmaceuticals field is intense, due to the limited number of individuals who possess the skills and experience required by our industry. Many of the pharmaceutical companies against which we compete for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They may also provide more diverse opportunities and better chances for career advancement. Some of these characteristics may be more appealing to qualified candidates than what we have to offer. In addition, regulation or legislation impacting the workforce, such as the proposed rule published by the Federal Trade Commission which would, if issued, generally prevent employers from entering into non-compete agreements with employees and require employers to rescind existing non-compete agreements, may lead to increased uncertainty in hiring and competition for talent. Further, we may experience employee turnover as a result of the ongoing “great resignation” occurring throughout the U.S. economy, which has impacted job market dynamics. New hires require training and take time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. Moreover, we conduct our operations in the San Francisco Bay Area, a region that is home to many other biopharmaceutical companies as well as many academic and research institutions, resulting in fierce competition for qualified personnel. As such, we could have difficulty attracting and retaining experienced executives and may be required to expend significant financial resources in our recruitment and retention efforts.

We may need to increase the size of our company and may not effectively manage our growth.

As of August 31, 2024, we did not have any employees. As a subsidiary of Scilex, we have been dependent upon the services provided by Scilex employees. Scilex has historically had approximately 114 full-time employees, including eight employees who have M.D.s or Ph.D.s providing services to us. We will need to expand our managerial, operational, sales and marketing, finance and other resources in order to manage our operations, clinical trials, research and development activities, regulatory filings, manufacturing and supply activities, and any marketing and commercialization activities, including co-promotion activities. Future growth would impose significant added responsibilities on members of management, including:

•	identifying, recruiting, integrating, maintaining and motivating additional employees;

•

managing our internal development efforts effectively, including the clinical, FDA and internal regulatory review process for our current and future product candidates, while complying with our contractual obligations to contractors and other third parties; and

•	improving our operational, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize our current and future product candidates will depend, in part, on our ability to effectively manage any future growth, if any, which may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial and management systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research and product development without a corresponding increase in our operational, financial and management systems could have a material adverse effect on our business, financial condition and results of operations.

Our insurance policies are expensive and protect us only from some business risks, which leaves us exposed to significant uninsured liabilities.

Although we endeavor to obtain appropriate insurance coverage for insurable risks that we identify, we do not carry insurance for all categories of risk that our business may encounter.

Insurance coverage is becoming increasingly expensive. We have observed rapidly changing conditions in the insurance markets relating to nearly all areas of traditional corporate insurance. Such conditions have resulted in higher premium costs, higher policy deductibles and lower coverage limits. We may not be able to maintain insurance coverage at a reasonable cost, or in sufficient amounts to protect us against losses due to liability. While we maintain property, casualty and general liability coverage, we do not carry specific biological or hazardous waste insurance coverage and our insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources, and our clinical trials or regulatory approvals could be suspended.

We do not know if we will be able to maintain existing insurance with adequate levels of coverage. Any significant uninsured liability may require us to pay substantial amounts, which would adversely affect our business, financial condition and results of operations.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our product candidates.

Clinical testing of our product candidates may expose us to individual product liability claims, class action lawsuits or actions, and other individual or mass tort claims. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during product testing, manufacturing, marketing or sale. In addition, physicians may misuse our product candidates, if approved, with their patients if they are not adequately trained, potentially leading to injury and increased risk of product liability. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of risks inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates, if approved. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	loss of revenue from product sales;

•	decreased demand for any product candidates or products that we develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	initiation of investigations by regulators;

•

restrictions on labeling, the marketing or manufacturing of any product candidates, if approved, withdrawal of the product candidates, if approved, from the market or voluntary or mandatory product recalls;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients; and

•	the inability to commercialize any of our product candidates.

Our inability to obtain and maintain sufficient product liability insurance at an acceptable cost and scope of coverage to protect against potential product liability claims could prevent or inhibit the commercialization of any products we develop. We currently carry product liability insurance covering use in our clinical trials in the amount of $10.0 million in the aggregate. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies also have various exclusions and deductibles, and we may be subject to a product liability claim for which we have no coverage. We will have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts. Moreover, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses.

Any disruption in our research and development facilities could adversely affect our business, financial condition and results of operations.

Our principal executive offices are in the San Francisco Bay Area, California. Our facilities may be affected by natural or man-made disasters. Earthquakes are of particular significance since our facilities are located in an earthquake-prone area. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fires, floods and similar events. If our facilities are affected by a natural or man-made disaster, we may be forced to curtail our operations and/or rely on third-parties to perform some or all of our research and development activities. Although we believe we possess adequate insurance for damage to our property and the disruption of our business from casualties, such insurance may not be sufficient to cover all of our potential losses and may not continue to be available to us on acceptable terms, or at all. In the future, we may choose to expand our operations in either our existing facilities or in new facilities. If we expand our worldwide manufacturing locations, there can be no assurance that this expansion will occur without implementation difficulties, or at all.

We may seek to grow our business through acquisitions and may fail to realize the anticipated benefits of any acquisition, and acquisitions can be costly and dilutive.

Our success depends on our ability to continually enhance and broaden our product offerings in response to changing customer demands, competitive pressures, technologies and market pressures. Accordingly, from time to time we may expand our business and intellectual property portfolio through the acquisition of new businesses and technologies. We cannot assure that we will achieve anticipated benefits from any acquisition to justify the transaction.

Competition within our industry for acquisitions of businesses, technologies and assets may become intense. Even if we are able to identify an acquisition that we would like to consummate, we may not be able to complete the acquisition on commercially reasonable terms or the target may be acquired by another company. We may enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs.

The success of any acquisition depends on, among other things, our ability to combine our business with an acquired business in a manner that does not materially disrupt existing relationships and that allows us to achieve development and operational synergies. If we are unable to achieve these objectives, the anticipated benefits of an acquisition may not be realized fully, or at all, or may take longer to realize than expected. If we are obligated to make any milestone payments in connection with an acquisition or licensing agreement, such obligations could impose substantial additional costs on us and divert resources from other aspects of our business. In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses or acquire intangible assets that could result in significant future amortization expenses. As a result, an acquisition may not be accretive to our stock value or development pipeline in the near or long term.

We expect to incur higher development and regulatory costs, and additional costs integrating the operations and personnel of any companies we acquire, which cannot be estimated accurately at this time. If the total costs of the integration of our companies and advancement of acquired product candidates and technologies exceed the anticipated benefits of the acquisition, our business, financial condition and results of operations could be adversely affected.

If we conduct business outside of the United States, the international components of our business will expose us to business, legal, regulatory, political, operational, financial and economic risks associated with conducting business outside of the United States.

We may collaborate with international manufacturing partners and expand our business internationally in the future. The purchase and shipment of components from international sources will subject us to U.S. and foreign governmental trade, import and export, and customs regulations and laws.

Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly impact us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act (the “FCPA”), as well as export controls laws. Any failure to comply with applicable legal and regulatory obligations could impact us in a variety of ways that include, but are not limited to, significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments, restrictions on certain business activities and exclusion or debarment from government contracting.

Moreover, the new Trump administration has substantially altered prior U.S. government international trade policy and has commenced activities to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries. In addition, the new Trump administration has initiated or is considering imposing tariffs on certain foreign goods. Related to this action, certain foreign governments, including China, have instituted or are considering imposing tariffs on certain U.S. goods. It remains unclear what the new Trump administration or foreign governments will or will not do with respect to tariffs or other international trade agreements and policies. Although the new Trump Administration has not yet implemented tariffs on pharmaceuticals, there can be no assurance that it will not implement such tariffs in the future. A trade war or other governmental action related to tariffs or international trade agreements or policies has the potential to disrupt our research activities, affect our suppliers, increase the cost of materials purchased to manufacture our products, impact our ability to sell our products outside the United States or to sell our products outside the United States at competitive prices and/or to affect the United States or global economy or certain sectors thereof and, thus, could adversely impact our business.

Conducting business internationally involves a number of risks, including:

•

multiple, sometimes conflicting and changing laws and regulations such as tax laws, export and import restrictions, employment laws, anti-bribery and anti-corruption laws, regulatory requirements and other governmental approvals, permits and licenses;

•

difficulties in enforcing our intellectual property rights and in defending against third-party threats and intellectual property enforcement actions against us, our distributors or any of our third-party suppliers;

•	failure by us or our distributors to obtain appropriate licenses or regulatory approvals for the sale or use of our product candidates, if approved, in various countries;

•	difficulties in managing foreign operations;

•	cost and availability of shipping and other means of product transportation;

•	foreign currency exchange rate fluctuations;

•	changes in duties and tariffs, license obligations and other non-tariff barriers to trade;

•	the imposition of new trade restrictions;

•	difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

•	complexities associated with managing multiple payor-reimbursement regimes or self-pay systems;

•	natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions; and

•

failure to comply with the FCPA, including its books and records provisions and its anti-bribery provisions, and similar anti-bribery and anti-corruption laws in other jurisdictions, for example by failing to maintain accurate information and control over sales or distributors’ activities.

Any of these risks, if encountered, could significantly harm our future international expansion and operations and, consequently, negatively impact our business, financial condition and results of operations.

The increasing use of social media platforms presents new risks and challenges.

Social media is increasingly being used to communicate about our research, product candidates, investigational medicines and the diseases our product candidates and investigational medicines are being developed to treat. Social media practices in the biopharmaceutical industry continue to evolve and regulations relating to such use are not always clear. This evolution creates uncertainty and risk of non-compliance with regulations applicable to our business, resulting in potential regulatory actions against us. For example, patients may use social media channels to comment on their experience in an ongoing blind clinical study or to report an alleged adverse event.

When such disclosures occur, there is a risk that we may fail to monitor and comply with applicable adverse event reporting obligations or we may not be able to defend our business or the public’s legitimate interests in the face of the political and market pressures generated by social media due to restrictions on what we may say about our product candidates. There is also a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about us on any social networking website. Furthermore, our employees, affiliates and/or business partners may use social media for their personal use, and their activities on social media or in other forums could result in adverse publicity for us. Any negative publicity as a result of social media posts, whether or not such claims are accurate, could adversely impact us. If any of these events were to occur or we otherwise fail to comply with applicable regulations, we could incur liability, face regulatory actions, or incur other harm to our business, financial condition and results of operations.

Our business and operations would suffer in the event of a system failure.

While we have implemented and maintain security measures, our computer systems and those of our CROs and other contractors and consultants are vulnerable to computer viruses, unauthorized access, cybersecurity attacks, and other security incidents, including as perpetrated by hackers, or as the result of natural disasters, terrorism, war, or telecommunications or electrical failures. While we have not experienced any material system failure or a security breach to date, if such an event were to occur, it could result in a material disruption of our product development programs or a loss of our trade secrets or other proprietary information. For example, the loss of clinical trial data from completed, ongoing, or planned clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce such data. To the extent that any disruption or security breach were to result in the loss of or damage to our data or applications, or the unauthorized disclosure of confidential or proprietary information, including personal data, we could incur material legal liability or be the subject of legal claims, suffer damage to our reputation, lose or harm our intellectual property rights, and delay the continued research, development and commercial efforts of our product candidates, if approved. If we are held liable for a claim against which we are not insured or for damages exceeding the limits of our insurance coverage, whether arising out of cybersecurity matters or some other matter, that claim could have a material adverse effect on our business, financial condition, and results of operations.

Further, a security incident or privacy violation that leads to the unauthorized acquisition, interruption, modification, loss, theft, corruption, interference, or other unauthorized disclosure of, or prevents access to, personal data, including patient data or other protected health information, could harm our reputation, compel us to comply with federal or state breach notification laws and foreign equivalents, subject us to mandatory corrective action, require us to verify the correctness of database contents, and otherwise subject us to liability under laws and regulations that protect personal data, resulting in increased costs or loss of revenue. Our ability to effectively manage and maintain our internal business information depends significantly on our enterprise resource planning (“ERP”) system and other information systems. Portions of our information technology systems may experience interruptions, delays, or cessations of service or produce errors in connection with ongoing systems implementation work. Cybersecurity attacks in particular are continually evolving and include, but are not limited to, malicious software, ransomware, attempts to gain unauthorized access to data under our custody or control, and other electronic security breaches that could lead to disruptions in systems, misappropriation of confidential or otherwise protected information, and corruption of data. If we are unable to prevent such cybersecurity attacks or privacy violations or implement satisfactory remedial measures, our operations could be disrupted, we may suffer loss of reputation, we may be the subject of governmental investigations, legal claims, or litigation, or we may incur financial loss or other regulatory penalties, each of which may not be covered by our insurance. In addition, these breaches and other unauthorized access to our systems can be difficult to detect, and any delay in identifying any such event may lead to increased harm of the type described above.

Unstable market and economic conditions may have serious adverse consequences on our business, financial condition and results of operations.

As widely reported, global credit and financial markets have experienced volatility and disruptions in the past several years, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability, as well as the continued hostilities between Russia and Ukraine and, more recently, Hamas’ attack against Israel and the ensuing conflict.

In addition, Russia’s invasion of Ukraine and sanctions against Russia are causing disruptions to global economic conditions. The escalation in October 2023 of the conflict between Israel and Hamas also could cause disruptions to global economic conditions and affect the stability of the Middle East region. It is not possible to predict the broader consequences of these ongoing conflicts. It is also not possible to predict with certainty these ongoing conflicts and additional adverse effects on existing U.S. macroeconomic conditions and financial markets, all of which could impact the business, financial condition, and results of operations of the Company as well as our ability to raise capital. There can be no assurances that further deterioration in credit and financial markets and confidence in economic conditions will not occur. In addition, the closure of any additional national or regional commercial banks could lead to further economic instability.

Our general business strategy may be adversely affected by any such economic downturn, volatile business environment or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance and price of New Semnur Common Stock, and could require us to delay or abandon clinical development plans.

Our ability to effectively monitor and respond to the rapid and evolving developments and expectations relating to sustainability, including the environmental, social and governance matters, may impose unexpected costs or results in reputational or other harm that could have a material adverse effect on our business.

There is an increasing focus from certain investors, employees, regulators, listing exchanges and other stakeholders concerning corporate responsibility and sustainability matters, including with regard to environmental, social and governance (“ESG”) factors. Some investors and investor groups may use these factors—either positively or negatively—to guide their investment strategies and, in some cases, investors may choose not to invest in us if they believe our policies or practices relating to corporate responsibility and sustainability do not align with their expectations. Currently, a variety of third-party providers of corporate responsibility and sustainability ratings measure the performance of companies on ESG topics, and the results of these assessments are widely publicized. Investors, particularly institutional investors, use these ratings to benchmark companies against their peers, and major institutional investors have publicly emphasized the importance of ESG measures to their investment decisions. Topics taken into account in such assessments include, among others, companies’ efforts and impacts on climate change, human rights, business ethics and compliance, diversity, equity and inclusion and the role of companies’ board of directors in overseeing various sustainability-related issues. In light of investors’ increased focus on sustainability matters, if we are, for example, perceived as lagging in taking steps with respect to ESG initiatives, certain investors may seek to engage with us on improving our ESG disclosures or performance. They may also make voting decisions or take other actions to hold us and the New Semnur Board accountable.

In addition, there are rapidly evolving developments and changing expectations relating to sustainability matters. As a result, the criteria by which our corporate responsibility and sustainability practices are assessed may change, which could cause us to undertake costly initiatives or actions to satisfy new demands. If we elect not to or are unable to adequately recognize and respond to such developments and changing governmental, societal, investor and/or consumer expectations relating to sustainability matters, we may miss corporate opportunities, become subject to additional scrutiny or incur unexpected costs. We may face risk of litigation or reputational damage in the event that our sustainability policies or practices do not meet the standards set by various constituencies.

We may also face reputational damage if we are unable to achieve an acceptable sustainability rating from third-party rating services. A low sustainability rating by a third-party rating service could also result in the exclusion of New Semnur Common Stock from consideration by certain investors who may elect to invest with our competitors instead. Ongoing focus on corporate responsibility and sustainability matters by investors and other stakeholders as described above may impose additional costs or expose us to new risks. Any failure or perceived failure by us in this regard could have a material adverse effect on our reputation and on our business, financial condition or results of operations, including the sustainability of our business over time, and could cause the market value of New Semnur Common Stock to decline.

Further, our emphasis on sustainability issues may not maximize short-term financial results and may yield financial results that conflict with the market’s expectations. We may in the future make business decisions consistent with our sustainability goals that we believe, based on considered analysis, will create value and improve our financial performance over the long-term. These decisions, however, may not be consistent with the short-term expectations of our stockholders and may not produce the long-term benefits that we expect, in which case our business, financial condition and results of operations could be harmed.

Risks Related to Semnur’s Intellectual Property

Potential disputes over intellectual property rights that we have licensed may prevent or impair our ability to maintain our current licensing arrangements on acceptable terms.

Licensing of intellectual property rights is of high importance to our business and involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property rights subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	our financial or other obligations under the license agreement;

•	whether and the extent to which our technology and processes infringe on intellectual property rights of the licensor that are not subject to the licensing agreement;

•	our right to sublicense intellectual property rights to third parties under collaborative development relationships;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our current product candidate, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors, us and our partners.

If disputes over intellectual property rights that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, our business, financial condition and results of operations may be adversely affected. We may enter into additional licenses in the future and if we fail to comply with obligations under those agreements, we could suffer adverse consequences.

Furthermore, if our licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties would have the freedom to seek regulatory approval of, and to market, products identical or competitive to ours and we may be required to cease our development and commercialization of our current and future product candidates, if approved. Moreover, if disputes over intellectual property that we license prevent or impair our ability to maintain other licensing arrangements on commercially acceptable terms, we may be unable to successfully develop and commercialize the affected product candidate. Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trademarks, trade secret protection, and confidentiality agreements to protect the intellectual property related to our current and future product candidates. Our success depends in part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our product candidates. We seek to protect our proprietary position by filing and/or in-licensing patent applications in the United States and abroad related to our development programs and product candidates. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner.

The patents and patent applications that we own or in-license may fail to result in issued patents with claims that protect our product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can prevent a patent from issuing from a pending patent application, or be used to invalidate a patent. Even if patents do successfully issue and even if such patents cover our product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting our product candidates by obtaining and defending patents. These risks and uncertainties include the following:

•

the U.S. Patent and Trademark Office (“PTO”) and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process, the non-compliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

•	patent applications may not result in any patents being issued;

•	patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable or otherwise may not provide any competitive advantage;

•

our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use and sell our product candidates;

•

there may be significant pressure on the U.S. government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns;

•

countries other than the United States may have patent laws less favorable to patentees than those upheld by U.S. courts, allowing foreign competitors a better opportunity to create, develop and market competing products;

•

other parties may have designed around our claims or developed technologies that may be related or competitive to our platform, may have filed or may file patent applications and may have received or may receive patents that overlap or conflict with our patent applications, either by claiming the same methods or devices or by claiming subject matter that could dominate our patent position;

•

any successful intellectual property challenge to any patents owned by or licensed to us could deprive us of rights necessary for the practice of our technologies or the successful commercialization of any product candidates that we may develop;

•

because patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we or our licensors were the first to file any patent application related to our product candidates, proprietary technologies and their uses; and

•

an interference proceeding can be provoked by a third party or instituted by the PTO to determine who was the first to invent any of the subject matter covered by the patent claims of our applications for any application with an effective filing date before March 16, 2013.

The patent prosecution process is also expensive and time-consuming, and we and our licensors may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our licensors will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection.

If the patent applications we hold or in-license with respect to our development programs and product candidates fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our product candidates, it could dissuade other companies from collaborating with us to develop product candidates, and threaten our ability to commercialize our product candidates. Any such outcome could have a materially adverse effect on our business.

We may not be successful in obtaining or maintaining necessary rights to product components and processes and brands for our development pipeline through acquisitions and in-licenses.

Our current and future product candidates may require specific formulations to work effectively and efficiently and these rights may be held by others. It may also be commercially advantageous to use trademarks held by others. We may be unable to acquire or in-license proprietary rights related to any compositions, formulations, methods of use, processes or other intellectual property rights from third parties that we identify as being necessary for our product candidates. Even if we are able to obtain a license to such proprietary rights, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology.

Where we obtain licenses from or collaborate with third parties, we may not have the right to control the preparation, filing and prosecution of patent and trademark applications, or to maintain the patents covering technology that we license from third parties and associated trademark registrations, or such activities, if controlled by us, may require the input of such third parties. We may also require the cooperation of our licensors and collaborators to enforce any licensed patent rights, and such cooperation may not be provided. Therefore, these patents, trademarks and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business, in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents and trademarks, or any patents and trademark registrations that may issue from such applications. Moreover, if we do obtain necessary licenses, we will likely have obligations under those licenses, including making royalty and milestone payments, and any failure to satisfy those obligations could give our licensor the right to terminate the license. Termination of a necessary license, or expiration of licensed patents or patent applications, or loss of trademark rights, could have a material adverse impact on our business. Our business would suffer if any such licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents or trademarks against infringing third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms. Furthermore, if any licenses terminate, or if the underlying patents fail to provide the intended exclusivity, competitors or other third parties may gain the freedom to seek regulatory approval of, and to market, products identical to ours. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

The licensing and acquisition of third-party proprietary rights is a competitive area, and companies, which may be more established, or have greater resources than we do, may also be pursuing strategies to license or acquire third-party proprietary rights that we may consider necessary or attractive in order to commercialize our product candidates. More established companies may have a competitive advantage over us due to their size, cash resources and greater clinical development and commercialization capabilities. We may be unable to negotiate a license within the specified time frame or under terms that are acceptable to us. If we are unable to do so, the third-party may offer, on an exclusive basis, their proprietary rights to other parties, potentially blocking our ability to pursue our program.

In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us, either on reasonable terms, or at all. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment, or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights on commercially reasonable terms, our ability to commercialize our product candidates, if approved, and our business, financial condition and results of operations could suffer.

We may become subject to claims challenging the inventorship or ownership of our patents and other intellectual property.

We may be subject to claims that collaborators or other third parties have an interest in our patents or other intellectual property as an inventor or co-inventor. The failure to name the proper inventors on a patent application can result in the patents issuing thereon being unenforceable. Inventorship disputes may arise from conflicting views regarding the contributions of different individuals named as inventors, the effects of foreign laws where foreign nationals are involved in the development of the subject matter of the patent, conflicting obligations of third parties involved in developing our product candidates or as a result of questions regarding co-ownership of potential joint inventions. Litigation may be necessary to resolve these and other claims challenging inventorship and/or ownership. Alternatively, or additionally, we may enter into agreements to clarify the scope of our rights in such intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Claims that we infringe, misappropriate, or violate the intellectual property rights of third parties may give rise to costly and lengthy litigation, and we could be prevented from selling product candidates, if approved, forced to pay damages, and defend against litigation.

Third parties may assert patent or other intellectual property infringement or misappropriation claims against us or our strategic partners, licensors or licensees with respect to our product candidates. If any of our current or future product candidates, methods, processes and other technologies are alleged to infringe on or be improperly based on the proprietary rights of other parties, we could face adverse consequences.

The pharmaceutical and biotechnology industries have produced a proliferation of patents, and it is not always clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. We cannot assure that any of our current or future product candidates will not infringe existing or future patents. We may not be aware of patents that have already issued that a third party might assert or are infringed by one of our current or future product candidates.

There may be third-party patents of which we are currently unaware with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Because patent applications can take many years to issue and may be confidential for 18 months or more after filing, there may be currently pending third-party patent applications which may later result in issued patents that our product candidates or our technologies may infringe, or which such third parties claim are infringed by the use of our technologies. Parties making claims against us for infringement or misappropriation of their intellectual property rights may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize one or more of our current or future product candidates. Defense of these claims, regardless of their merit, could involve substantial expenses and could be a substantial diversion of our valuable management and employee resources from our business.

If we collaborate with third parties in the development of technology in the future, our collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to litigation or potential liability. Further, collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability. In the future, we may agree to indemnify our commercial collaborators against certain intellectual property infringement claims brought by third parties. Any claims of patent infringement asserted by third parties would be time-consuming and could:

•	result in costly litigation;

•	divert the time and attention of our technical personnel and management;

•	cause development delays;

•	prevent us from commercializing our product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

•	require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

•

require us to pay damages to the party whose intellectual property rights we may be found to be infringing, which may include treble damages if we are found to have been willfully infringing such intellectual property;

•	require us to pay the attorney’s fees and costs of litigation to the party whose intellectual property rights we may be found to be infringing; and/or

•	require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all.

If we are sued for patent infringement, we would need to demonstrate that our product candidates or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid, and we may not be able to do either. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. Even if we are successful in these proceedings, we may incur substantial costs and divert management’s time and attention in pursuing these proceedings, which could have a material adverse effect on us. If we are unable to avoid infringing the patent rights of others, we may be required to seek a license, which may not be available, defend an infringement action or challenge the validity of the patents in court. Patent litigation is costly and time-consuming. We may not have sufficient resources to bring these actions to a successful conclusion. In addition, if we do not obtain a license, develop or obtain non-infringing technology, fail to defend an infringement action successfully or have infringed patents declared invalid, we may incur substantial monetary damages, encounter significant delays in bringing our product candidates to market and be precluded from manufacturing or selling our product candidates.

We cannot be certain that others have not filed patent applications for technology covered by our pending applications, or that we were the first to invent the technology, because:

•	some patent applications in the United States may be maintained in secrecy until the patents are issued;

•	patent applications in the United States and elsewhere can be pending for many years before issuance, or unintentionally abandoned patents or applications can be revived;

•

pending patent applications that have been published can, subject to certain limitations, be later amended in a manner that could cover our technologies, our product candidates or the use of our product candidates;

•

identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims;

•	patent applications in the United States are typically not published until 18 months after the priority date; and

•	publications in the scientific literature often lag behind actual discoveries.

Furthermore, the scope of a patent claim is determined by an interpretation of the law, the written disclosure in a patent and the patent’s prosecution history and can involve other factors such as expert opinion. Our interpretation of the relevance or the scope of claims in a patent or a pending application may be incorrect, which may negatively impact our ability to market our product candidates, if approved. Further, we may incorrectly determine that our technologies or product candidates are not covered by a third-party patent or may incorrectly predict whether a third party’s pending patent application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or internationally that we consider relevant may be incorrect, which may negatively impact our ability to develop and market our product candidates.

Our competitors may have filed, and may in the future file, patent applications covering technology similar to ours, and others may have or obtain patents or proprietary rights that could limit our ability to make, use, sell, offer for sale or import our product candidates and future approved products or impair our competitive position. Numerous third-party U.S. and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Any such patent application may have priority over our patent applications, which could further require us to obtain rights to issued patents covering such technologies. If another party has filed a U.S. patent application on inventions similar to ours, we may have to participate in an interference proceeding declared by the PTO to determine priority of invention in the United States. The costs of these proceedings could be substantial, and it is possible that such efforts would be unsuccessful if, unbeknownst to us, the other party had independently arrived at the same or similar invention prior to our own invention, resulting in a loss of our U.S. patent position with respect to such inventions. Other countries have similar laws that permit secrecy of patent applications, and may be entitled to priority over our applications in such jurisdictions.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

Even if we were to prevail, any litigation or administrative proceeding could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, as a result of a patent infringement suit brought against us or our strategic partners or licensees, we or our strategic partners or licensees may be forced to stop or delay developing, manufacturing or selling technologies, product candidates or potential products that are claimed to infringe a third party’s intellectual property unless that party grants us or our strategic partners’ or licensees’ rights to use its intellectual property. Ultimately, we may be unable to develop some of our product candidates or may have to discontinue development of a product candidate or cease some of our business operations as a result of patent infringement claims, which could severely harm our business, financial condition and results of operations.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming and divert the time and attention of our management and key personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our business, financial condition and results of operations. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments.

Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Because of the expense and uncertainty of litigation, we may conclude that even if a third party is infringing our issued patent, any patents that may be issued as a result of our pending or future patent applications or other intellectual property rights, the risk-adjusted cost of bringing and enforcing such a claim or action may be too high or not in the best interest of our company or our stockholders. In such cases, we may decide that the more prudent course of action is to simply monitor the situation or initiate or seek some other non-litigious action or solution. Any of the foregoing may have a material adverse effect on our business, financial condition and results of operations.

If our intellectual property rights are invalidated or circumvented, our business, financial condition and results of operations will be adversely affected.

Our long-term success depends on our ability to continually discover, develop and commercialize innovative new pharmaceutical products. Without strong intellectual property protection, we would be unable to generate the returns necessary to support the enormous investments in research and development and capital as well as other expenditures required to bring new product candidates to the market and for commercialization.

Intellectual property protection varies throughout the world and is subject to change over time. In the United States, for small molecule drug products the Hatch-Waxman Act provides generic companies powerful incentives to seek to invalidate our pharmaceutical patents. As a result, we expect that our U.S. patents on major pharmaceutical products will be routinely challenged, and there can be no assurance that our patents will be upheld. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a distraction to management and other employees. We face generic manufacturer challenges to our patents outside the United States as well. In addition, competitors or other third parties may claim that our activities infringe patents or other intellectual property rights held by them. If successful, such claims could result in our being unable to market a product in a particular territory or being required to pay damages for past infringement or royalties on future sales.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition and our business, financial condition and results of operations may be adversely affected.

We have registered trademarks with the PTO for the marks “SEMNUR PHARMACEUTICALS” and “SEMDEXA” in the United States. Our trademarks or trade names may be challenged, infringed, diluted, tarnished, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition among potential partners or customers in our markets of interest. At times, competitors or other third parties may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement, dilution or tarnishment claims brought by owners of other registered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biotechnology and pharmaceutical industries involve both technological and legal complexity. Therefore, obtaining and enforcing biotechnology and pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act (the “AIA”), which was passed in September 2011, resulted in significant changes to the U.S. patent system. An important change introduced by the AIA is that, as of March 16, 2013, the United States transitioned from a “first-to-invent” to a “first-to-file” system for deciding which party should be granted a patent when two or more patent applications are filed by different parties claiming the same invention. Under a “first-to-file” system, assuming the other requirements for patentability are met, the first inventor to file a patent application generally will be entitled to a patent on the invention regardless of whether another inventor had made the invention earlier. A third party that files a patent application in the PTO after that date but before us could therefore be awarded a patent covering an invention of ours even if we made the invention before it was made by the third party. This will require us to be cognizant going forward of the time from invention to filing of a patent application and diligent in filing patent applications, but circumstances could prevent us from promptly filing patent applications on our inventions.

Among some of the other changes introduced by the AIA are changes that limit where a patentee may file a patent infringement suit and providing opportunities for third parties to challenge any issued patent in the PTO. This applies to all of our U.S. patents, even those issued before March 16, 2013. Because of a lower evidentiary standard in PTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a PTO proceeding sufficient for the PTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action.

Accordingly, a third party may attempt to use the PTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. It is not clear what, if any, impact the AIA will have on the operation of our business. However, the AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors’ patent applications and the enforcement or defense of our or our licensors’ issued patents.

We may become involved in opposition, interference, derivation, inter partes review, post-grant review, or other proceedings challenging our or our licensors’ patent rights, and the outcome of any proceedings are highly uncertain. An adverse determination in any such proceeding could reduce the scope of, or invalidate, our owned or in-licensed patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights.

Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations, and there are other open questions under patent law that courts have yet to decisively address. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the federal courts and the PTO, the laws and regulations governing patents could change in unpredictable ways and could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Any waiver of our patent or other intellectual property protection by the U.S. and other foreign governments could have a material adverse effect on our competitive position, business, financial condition and results of operations. For example, recent decisions raise questions regarding the award of patent term adjustment (“PTA”) for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will or will not be viewed in the future and whether patent expiration dates may be impacted. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution, but the complexity and uncertainty of European patent laws has also increased in recent years. For example, in Europe, a new unitary patent system took effect June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the Unitary Patent Court (“UPC”). As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes. Complying with these laws and regulations could limit our ability to obtain new patents in the future that may be important for our business.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The PTO and various foreign patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions to maintain patent applications and issued patents. For example, periodic maintenance fees on any issued patent are due to be paid to the PTO and other foreign patent agencies in several stages over the lifetime of the patent. The PTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or any of our licensors fail to maintain the patents or patent applications covering our product candidates, our competitors may be able to enter the market, which would have an adverse effect on our business, financial condition and results of operations.

Confidentiality agreements with employees may not adequately prevent disclosure of our trade secrets and other proprietary information and may not adequately protect our intellectual property, which could limit our ability to compete.

To help protect our proprietary know-how and our inventions for which patents may be unobtainable or difficult to obtain, or prior to seeking patent protection, we rely on trade secret protection and confidentiality agreements. To this end, we intend to require all our future employees to enter into agreements that prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. These agreements typically limit the rights of the third parties to use or disclose our confidential information. We also typically obtain agreements from these parties that provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property.

However, our future employees may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. The need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our competitive position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business, financial condition and results of operations. Enforcing a claim that a third party obtained illegally, and is using, trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable, and the enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

If any of our trade secrets, know-how or other proprietary information is disclosed, the value of our trade secrets, know-how and other proprietary rights would be significantly impaired and our business and competitive position would suffer. Moreover, our third-party licensing partners may retain rights in some of our proprietary or joint trade secrets, know-how, patented inventions or other proprietary information, including rights to sublicense and rights of publication, which may adversely impact our ability to obtain patents and protect trade secrets, know-how or other proprietary information.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

We may hire employees, consultants or advisors who are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors, as well as our academic partners. Although we will try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals or we have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. We may also be subject to claims that patents and applications that we may file to protect inventions of our employees or consultants are rightfully owned by their former employers or other third parties. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. An inability to incorporate such technologies or features would have a material adverse effect on our business, financial condition and results of operations and may prevent us from successfully commercializing our product candidates, if approved. Moreover, any such litigation or the threat of such litigation may adversely affect our ability to hire employees or contract with independent contractors. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our product candidates, if approved. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our future employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Moreover, even when we obtain agreements assigning intellectual property to us, the assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. In addition, individuals executing agreements with us may have preexisting or competing obligations to a third party.

Our position as a relatively small company may cause us to be at a significant disadvantage in defending our intellectual property rights and in defending against infringement claims by third parties.

Litigation relating to the ownership and use of intellectual property is expensive, and our position as a relatively small company in an industry dominated by very large companies may cause us to be at a significant disadvantage in defending our intellectual property rights and in defending against claims that any of our current or future product candidates infringes or misappropriates third-party intellectual property rights. However, we may seek to use various post-grant administrative proceedings, including procedures created under the AIA, to invalidate potentially overly-broad third-party rights. Even if we can defend our position, the cost of doing so may adversely affect our ability to grow, generate revenue or become profitable. In the course of the ongoing litigation or any future additional litigation to which we may be subject, we may not be able to protect our intellectual property at a reasonable cost, or at all. The outcome of litigation is always uncertain, and in some cases could include judgments against us that require us to pay damages, enjoin us from certain activities or otherwise affect our legal, contractual or intellectual property rights, which could have a significant adverse effect on our business, financial condition and results of operations.

Third-party claims of intellectual property infringement may prevent or delay our drug discovery and development efforts.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries, including PTO administrative proceedings, such as inter partes reviews, post-grant reviews and reexamination proceedings before the PTO or oppositions and revocations and other comparable proceedings in foreign jurisdictions. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our current and future product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our current and future product candidates may give rise to claims of infringement of the patent rights of others.

Despite safe harbor provisions for products prior to commercial launch, third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents, of which we are currently unaware, with claims to materials, formulations, methods of doing research, methods of manufacture or methods for treatment related to the use or manufacture of our current and future product candidates. Because patent applications can take many years to issue, there may be currently pending unpublished patent applications which may later result in issued patents that our current and future product candidates may infringe. In addition, third parties may obtain patents in the future and claim that the use of our technologies infringes these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our current and future product candidates, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such product candidate unless we obtain a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable.

Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the applicable product candidate unless we obtain a license, limit our uses, or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all.

Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to develop and commercialize one or more of our current and future product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys’ fees for willful infringement, obtain one or more licenses from third parties, or developing our current and future product candidates, limit our uses, pay royalties or redesign our infringing current and future product candidates, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization of our current and future product candidates, if approved. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to develop and commercialize one or more of our current and future product candidates, which could harm our business, financial condition and results of operations significantly.

We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, in addition to our future employees, we may engage the services of consultants to assist us in the development of our product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other pharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.

We may not be able to protect our intellectual property rights throughout the world.

The requirements for patentability and the patent enforcement differ in many countries. Filing, prosecuting and defending patents on all of our current and future product candidates throughout the world would be prohibitively expensive. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement in some countries is not as strong as that in the United States. These products may compete with our current and future product candidates, if approved, in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

The ongoing conflict in Ukraine and related sanctions could significantly devalue our Ukrainian and Russian patent applications. Russian decrees may significantly limit our ability to enforce Russian patents. We cannot predict when or how this situation will change.

Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly in certain developing countries, do not favor the enforcement of patents and other intellectual property protection, particularly those relating to biopharmaceuticals and methods of treatment of the human body, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

In addition, many countries have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. Furthermore, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents and limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could adversely affect our business, financial condition and results of operations.

If we do not obtain patent term extension and data exclusivity for any of our product candidates we are developing or may develop, our business may be materially harmed.

Depending upon the timing, duration and conditions of any FDA marketing approval of our current and future product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the EU. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended; the extension cannot extend the total patent term beyond 14 years from approval; and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain a patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate will be shortened, and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations, and prospects could be materially harmed.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets to protect our proprietary technologies, especially where we do not believe patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Scilex relies in part on confidentiality agreements with its employees, consultants, outside scientific collaborators, sponsored researchers and other advisors, and inventions agreements with employees, consultants and advisors, to protect its trade secrets and other proprietary information. We plan to rely on the same arrangement. In addition to contractual measures, we will try to protect the confidential nature of our proprietary information using commonly accepted physical and technological security measures. Despite these efforts, we cannot provide any assurances that all such agreements have been duly executed, and these agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. In addition, others may independently discover our trade secrets and proprietary information. For example, in 2010, the FDA, as part of its Transparency Initiative, recommended steps that the FDA could take to increase transparency, including with respect to making additional information publicly available on a routine basis, which may include information that we may consider to be trade secrets or other proprietary information, and it is not clear at the present time how the FDA’s disclosure policies may change in the future, if at all. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect our competitive business position.

In addition, such security measures may not provide adequate protection for our proprietary information, for example, in the case of misappropriation of a trade secret by an employee, consultant, customer or third party with authorized access. Our security measures may not prevent an employee, consultant or customer from misappropriating our trade secrets and providing them to a competitor, and any recourse we take against such misconduct may not provide an adequate remedy to protect our interests fully. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. Competitors and other third parties could attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights.

Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. Even though we use commonly accepted security measures, the criteria for protection of trade secrets can vary among different jurisdictions. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. Moreover, trade secrets will over time be disseminated within the industry through independent development, the publication of journal articles and the movement of personnel skilled in the art from company to company or academic to industry scientific positions. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. If any of these events occurs or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.

Our reliance on third parties may require us to share our trade secrets, which increases the possibility that our trade secrets will be misappropriated or disclosed.

Because we rely on third parties to help manufacture and supply SP-102, and we expect to collaborate with third parties on the continuing development of future product candidates, we must, at times, share trade secrets with them. We also expect to conduct research and development programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs, research institutions and/or investigators. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including, material transfer agreements, consulting agreements, confidentiality agreements or other similar agreements with our advisors, contractors, service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business, financial condition and results of operations.

In addition, these agreements typically restrict the ability of our advisors, third-party contractors and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business, financial condition and results of operations.

Intellectual property rights and regulatory exclusivity rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection for our proprietary rights is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. If we do not adequately protect our intellectual property and proprietary technology, competitors may be able to use our product candidates and proprietary technologies and erode or negate any competitive advantage we may have, which could have a material adverse effect on our financial condition and results of operations. For example:

•	Others may be able to make products that are similar to our product candidates but that are not covered by the claims of the patents that we own or have exclusively licensed;

•	We or our licensors or strategic partners might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

•	We or our licensors or strategic partners might not have been the first to file patent applications covering certain of our inventions;

•	Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	Our pending patent applications may not lead to issued patents;

•	Issued patents that we own or have exclusively licensed may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

•

Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	We may not develop additional proprietary technologies that are patentable; and

•	The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, financial condition and results of operations.

It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope or requests for patent term adjustments. If we or our partners, collaborators, licensees or licensors, whether current or future, fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our partners, collaborators, licensees or licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business, financial condition and results of operations.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been and will continue to be the subject of litigation and new legislation. Publications in scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our own patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result of these and other factors, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our product candidates, in whole or in part, or which effectively prevent others from commercializing competitive technologies and products.

Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection. If these changes were to occur, they could have a material adverse effect on our ability to generate revenue. For example, recent decisions raise questions regarding the award of PTA for patents in families where related patents have issued without PTA. Thus, it cannot be said with certainty how PTA will/will not be viewed in the future and whether patent expiration dates may be impacted. Similarly, the complexity and uncertainty of European patent laws have also increased in recent years. In Europe, a new unitary patent system took effect on June 1, 2023, which will significantly impact European patents, including those granted before the introduction of such a system. Under the unitary patent system, European applications have the option, upon grant of a patent, of becoming a Unitary Patent which will be subject to the jurisdiction of the UPC. As the UPC is a new court system, there is no precedent for the court, increasing the uncertainty of any litigation. Patents granted before the implementation of the UPC have the option of opting out of the jurisdiction of the UPC and remaining as national patents in the UPC countries. Patents that remain under the jurisdiction of the UPC will be potentially vulnerable to a single UPC-based revocation challenge that, if successful, could invalidate the patent in all countries who are signatories to the UPC. We cannot predict with certainty the long-term effects of any potential changes.

Moreover, we may be subject to a third-party pre-issuance submission of prior art to the PTO or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. The costs of defending our patents or enforcing our proprietary rights in post-issuance administrative proceedings and litigation can be substantial and the outcome can be uncertain. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our product candidates and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and potentially licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our product candidates. Generally, patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted and increased to recapture a portion of delay incurred by the PTO in examining the patent application. The scope of patent protection may also be limited. Without patent protection for our current or future product candidates, we may be open to competition from generic versions of such products. Given the amount of time required for the development, testing, and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

Risks Related to Government Regulations

The regulatory approval processes of the FDA and comparable non-U.S. regulatory authorities are lengthy, time-consuming and inherently unpredictable, and if we are ultimately unable to obtain regulatory approval for our product candidates, our business, financial condition and results of operations will be substantially harmed. Moreover, gaining approval for a product candidate in one country or jurisdiction does not guarantee that we will be able to obtain approval for or commercialize it in any other jurisdiction, which would limit our ability to realize our full market potential.

The time required to obtain marketing approval from the FDA or comparable non-U.S. regulatory authorities for a product candidate is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities, and its outcome is inherently uncertain. In addition, approval policies, regulations, or the type and amount of clinical data necessary to gain approval may change during the course of a product candidate’s clinical development and may vary among jurisdictions. For example, following our March 2022 announcement of the final results from our Phase 3 trial for SP-102, we believed that we had sufficient data to support the safety and efficacy of SP-102, which would provide us with a pathway for a 505(b)(2) NDA submission. In November 2023, we had a Type C meeting with the FDA to discuss the requirements for filing a 505(b)(2) NDA for SP-102. In the Type C meeting, the FDA indicated that it did not agree that the clinical data collected from the single CLEAR-1 trial was sufficient to support the safety and efficacy of SP-102, given the risks associated with interventional procedures. The FDA requested that a confirmatory trial be conducted, noting the absence of any existing FDA-approved epidural steroid product for the treatment of sciatica. The FDA provided guidance regarding expectations for this additional trial needed prior to a 505(b)(2) NDA filing, including expectations for the size of the safety database and specific safety monitoring requirements. Specifically, the FDA requested that the confirmatory CLEAR-2 trial include a larger safety database to further validate the safety and efficacy of SP-102. In February 2024, we had a Type D meeting with the FDA to preview the newly designed trial with the FDA, in order to reduce the potential need for any other additional confirmatory trials prior to a 505(b)(2) NDA filing. During the Type D meeting, the FDA provided further guidance with respect to the requirements needed to help best position us to be able to satisfy the requirements for a 505(b)(2) pathway approval. Specifically, the FDA reaffirmed the need for a larger sample size and further requested confirmatory evidence of efficacy through a repeat injection. See the section titled “Business of Semnur — Our Company” for additional information regarding the meetings with the FDA. Our future success depends on our ability to develop, receive regulatory approval for, and introduce new products or product enhancements that will be accepted by the market in a timely manner.

The FDA or comparable non-U.S. regulatory authorities can delay, limit or deny approval of any product candidate for many reasons, including:

•	it may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to such authorities’ satisfaction that a product candidate is safe and effective for its proposed indication;

•	negative or ambiguous results from our clinical trials may not meet the level of statistical significance required for approval by the FDA;

•	it may disagree with our interpretation of data from preclinical studies or clinical trials;

•

it may not agree that the data collected from clinical trials of our product candidate are acceptable or sufficient to support the submission of an NDA or other submission or to obtain regulatory approval in the United States, and such authorities may impose requirements for additional preclinical studies or clinical trials;

•	it may disagree regarding the formulation, labeling and/or the specifications of our product candidate;

•	such authorities may decline to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the approval policies or regulations of the FDA or comparable non-U.S. regulatory authority may significantly change in a manner rendering our clinical data insufficient for approval.

Of the large number of drugs in development, only a small percentage successfully complete the regulatory approval processes and are commercialized. This lengthy approval process, as well as the unpredictability of future clinical trial results, may result in our failing to obtain regulatory approval to market our product candidate, which would significantly harm our business, financial condition and results of operations. In addition, regulatory authorities may approve our product candidate for fewer or more limited indications than we request, may not approve the price we intend to charge for our product candidate, may grant approval contingent on the performance of costly post-marketing clinical trials, or may approve our product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidate.

We have limited experience submitting applications for marketing authorization to the FDA, and we cannot be certain that any of our product candidates will be successful in clinical trials or receive regulatory approval. Further, our product candidates may not receive regulatory approval even if our clinical trials are successful. With the change in presidential administrations in 2025, there is substantial uncertainty as to how, if at all, the new Trump administration will seek to modify or revise the requirements and policies of the FDA and other regulatory agencies with jurisdiction over our product candidates. The impending uncertainty could present new challenges or potential opportunities as we navigate the clinical development and approval process for our product candidates. Furthermore, the U.S. Supreme Court’s June 2024 decision in Loper Bright Enterprises v. Raimondo, which overturned the long-standing Chevron doctrine that required courts to give deference to regulatory agencies’ reasonable interpretations of ambiguous federal statutes, could result in additional legal challenges to regulations and guidance issued by federal agencies, including the FDA, on which we rely. The Loper decision may result in increased regulatory uncertainty, inconsistent judicial interpretations and other impacts to the agency rule-making process, any of which could adversely impact our business and operations. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action or as a result of legal challenges, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, our business could be materially harmed.

Moreover, in order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety and efficacy. Approval of a product candidate by the FDA does not ensure approval by regulatory authorities in any other country or jurisdiction outside the United States. In addition, the clinical trials conducted in one country, and the data generated therefrom, may not be accepted by regulatory authorities in other countries, and regulatory approval in one country does not guarantee regulatory approval in any other country. Approval processes vary among countries and can involve additional product testing and validation, as well as additional administrative review periods. If we do not receive regulatory approvals for our product candidate, our business, financial condition and results of operations will be substantially harmed.

If the FDA does not conclude that our product candidate satisfies the requirements for the Section 505(b)(2) regulatory approval pathway, or if the requirements for our product candidate under Section 505(b)(2) are not as we expect, the approval pathway for our product candidate will likely take significantly longer, cost significantly more and entail significantly greater complications and risks than anticipated, and in either case may not be successful.

For our product candidate SP-102, we may seek FDA approval through the Section 505(b)(2) regulatory pathway. The Hatch-Waxman Act added Section 505(b)(2) to the Federal Food, Drug and Cosmetic Act (the “FDCA”). Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from trials that were not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Section 505(b)(2) allows an NDA we submit to the FDA to rely in part on data in the public domain or the FDA’s prior conclusions regarding the safety and effectiveness of approved compounds, which could expedite the development program for our product candidate by potentially decreasing the amount of data that we would need to generate in order to obtain FDA approval. If the FDA does not agree that the Section 505(b)(2) regulatory pathway is acceptable as we anticipated, we may need to conduct additional clinical trials, provide additional data and information and meet additional standards for regulatory approval.

Even if the FDA accepts our plan to pursue the Section 505(b)(2) regulatory pathway, we cannot assure that our product candidate will receive the requisite approvals for commercialization. In addition, the pharmaceutical industry is highly competitive, and Section 505(b)(2) NDAs are subject to special requirements designed to protect the patent and market exclusivity rights of sponsors of previously approved drugs that are referenced in a Section 505(b)(2) NDA. These requirements may give rise to patent litigation against us and mandatory delays in approval of our NDAs for up to 30 months or longer depending on the outcome of any litigation. Further, a manufacturer of an approved product may file a citizen petition with the FDA seeking to delay approval of, or impose additional approval requirements for, pending competing products.

The FDA imposes strict requirements on such petitions in part to dissuade companies from improperly using these petitions to delay approval of competing drug products, Nonetheless, if successful, such petitions can significantly delay, or even prevent, the approval of the new product. However, even if the FDA ultimately denies such a petition, the FDA may delay approval while it considers and responds to the petition. In addition, even if we are able to utilize the Section 505(b)(2) regulatory pathway, there is no guarantee this would ultimately lead to accelerated product development or earlier approval.

Any approved product candidate will be subject to ongoing and continued regulatory requirements, which may result in significant expense and limit our ability to commercialize such products.

Even after a product is approved, we will remain subject to ongoing FDA and other regulatory requirements governing the manufacturing, testing, labeling, packaging, storage, distribution, safety surveillance, advertising, promotion, import, export, record-keeping and reporting of safety and other post-market information. The holder of an approved NDA is obligated to monitor and report adverse events and, among other things, any failure of a distributed product to meet the specifications in the NDA. The holder of an approved NDA must also submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws. In addition, the FDA may impose significant restrictions on the approved indicated uses for which the product may be marketed.

Other requirements include submissions of safety and other post-marketing information and reports, registration and listing, product tracking and tracing, as well as continued compliance with cGMPs and GCPs for any clinical trials that we conduct post-approval. The future discovery of previously unknown problems with a product, including adverse events of unanticipated type, severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

•	investigation or additional study obligations;

•	communications to prescribers or patients about specific information or issues;

•	restrictions on the marketing or manufacturing of the product, withdrawal of the product from the market, or voluntary or mandatory product recalls;

•	fines, warning or untitled letters or holds on clinical trials;

•	refusal by the FDA to approve pending applications or supplements to approved applications filed by us, or suspension or revocation of product license approvals;

•	product seizure or detention, or refusal to permit the import or export of products; and

•	injunctions or the imposition of civil or criminal penalties.

The occurrence of any event or penalty described above may inhibit our ability to successfully commercialize our product candidate and generate revenue and could require us to expend significant time and resources in response and could generate negative publicity. We may not be able to regain compliance, or we may only be able to regain compliance after a lengthy delay, significant expense, lost revenues and damage to our reputation.

The FDA’s and other regulatory authorities’ policies may change, and additional laws or government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidate. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained, which would adversely affect our ability to generate revenue and achieve or sustain profitability. Changes in law or government regulations may also alter the competitive landscape, potentially to our disadvantage.

We also cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative or executive action, either in the United States or abroad. For example, certain policies of the current U.S. administration may impact our business and industry. Namely, recent U.S. administrations have taken several executive actions, including the issuance of a number of Executive Orders, that could impose significant burdens on, or otherwise materially delay, the FDA’s ability to engage in routine regulatory and oversight activities such as implementing statutes through rulemaking, issuance of guidance, and review and approval of marketing applications. It is difficult to predict how these executive actions, including the Executive Orders, will be implemented, and the extent to which they will impact the FDA’s ability to exercise its regulatory authority. If these executive actions impose constraints on the FDA’s ability to engage in oversight and implementation activities in the normal course, our business, financial condition and results of operations may be negatively affected.

In addition, three decisions from the U.S. Supreme Court in June and July 2024 may lead to an increase in litigation against regulatory agencies that could create uncertainty and thus negatively impact our business. The first decision overturned established precedent that required courts to defer to regulatory agencies’ interpretations of ambiguous statutory language. The second decision overturned a regulatory agency’s ability to impose civil penalties in administrative proceedings. The third decision extended the statute of limitations within which entities may challenge agency actions. These cases may result in increased litigation by industry against regulatory agencies and impact how such agencies choose to pursue enforcement and compliance actions. However, the specific, lasting effects of these decisions, which may vary within different judicial districts and circuits, is unknown. We also cannot predict the extent to which FDA and other agency regulations, policies, and decisions may become subject to increasing legal challenges, delays and changes.

A fast track product designation or other designation to facilitate product candidate development may not lead to faster development or regulatory review or approval process, and it does not increase the likelihood that SP-102 will receive marketing approval.

A product sponsor may apply for fast track designation from the FDA if a product is intended for the treatment of a serious or life-threatening condition and preclinical or clinical data demonstrate the potential to address an unmet medical need for this condition. The FDA has broad discretion whether or not to grant this designation.

We have received fast track designation for SP-102 for the treatment of sciatica. Even though SP-102 has received fast track designation, we may not experience a faster process, review or approval compared to conventional FDA procedures. A fast track designation does not expedite clinical trials, or mean that regulatory requirements are less stringent or provide assurance of ultimate marketing approval by the FDA. Instead, fast track designation provides opportunities for frequent interactions with FDA review staff, as well as eligibility for priority review, if relevant criteria are met, and rolling review of individual sections of an NDA submitted to the FDA as they become finalized. The FDA may rescind the fast track designation if it believes that the designation is no longer supported by data from our clinical development program. The FDA may also withdraw any fast track designation at any time.

Changes in funding for the FDA could hinder its ability to hire and retain key leadership and other personnel, or otherwise prevent new products and services from being developed or commercialized in a timely manner, which could negatively impact our business, financial condition and results of operations.

The ability of the FDA to review and approve new products and conduct other regulatory activities can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other regulatory authorities may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business, financial condition and results of operations. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical employees and stop critical activities. Currently, federal agencies in the U.S. are operating under a continuing resolution that is set to expire on September 30, 2025. Separately, in response to the COVID-19 pandemic, the FDA temporarily postponed routine surveillance inspections of manufacturing facilities in 2020. Additionally, starting in January 2025, the new Trump administration recently announced plans to reduce the number of federal employees by establishing voluntary termination programs, by position eliminations or by involuntary terminations. If a prolonged government shutdown occurs, if funding for the FDA or other federal agencies (including their workforce) is reduced or if future global health concerns prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with health and data protection laws and regulations could lead to government enforcement actions and civil or criminal penalties, private litigation or adverse publicity and could negatively affect our operating results and business.

We and our collaborators are subject to federal, state and foreign data protection laws and regulations. In the United States, such laws may include, but are not limited to, U.S. state personal data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, including Section 5 of the Federal Trade Commission Act (the “FTC Act”), each of which govern the collection, use, disclosure and protection of health-related and other personal information.

Although we are not subject to HIPAA, as we are neither a Covered Entity nor Business Associate (as such terms are defined in HIPAA), we may have access to very sensitive data regarding patients who participate in, or whose tissue samples or other biospecimens are used in, our clinical trials. The maintenance of this data imposes upon us administrative and financial burdens and litigation risks. In addition, we may obtain health information from third parties, including research institutions from which we obtain clinical trial data that are subject to HIPAA and other privacy, data security and consumer protection laws. Depending on the facts and circumstances, we could be subject to criminal penalties if we knowingly receive individually identifiable health information maintained by a Covered Entity in a manner that is not authorized by HIPAA, and we may be subject to other civil and/or criminal penalties if we obtain, use, or disclose information in a manner not permitted by other privacy and data security and consumer protection laws. Our ability to use or disclose information may be limited by the scope of an authorization signed by clinical trial subjects or the terms of the contract that we enter into with providers or other data sources.

Furthermore, U.S. state laws and regulations relating to data privacy and security and consumer protection are constantly evolving. For example, the California Consumer Privacy Act and its implementing regulations (the “CCPA”), which went into effect on January 1, 2020, created new individual privacy rights for California consumers and placed increased privacy and security obligations on entities handling personal data of consumers or households. The CCPA has been amended by the California Privacy Rights Act (“CPRA”), which largely took effect on January 1, 2023. The CPRA also created a new state agency, the CPPA, vested with authority to implement and, along with the California Attorney General, enforce the CCPA. Further, Washington’s My Health My Data Act, taking effect July 1, 2024, imposes requirements specific to consumer health data. Several other states have enacted or are considering similar state consumer privacy laws. The state privacy laws vary from each other in many ways, which may complicate compliance efforts. The effects on our business of the state privacy laws and general consumer protection authorities are potentially significant, and may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to so comply. Privacy laws and regulations are constantly evolving and there are a number of legislative proposals at both the state and federal levels that could impose new obligations or limitations in areas affecting our business.

The FTC also sets expectations for failing to take appropriate steps to keep consumers’ personal information secure, or failing to provide a level of security commensurate to promises made to individuals about the security of their personal information (such as in a privacy notice) may constitute unfair or deceptive acts or practices in violation of Section 5(a) of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to enforce promises as it interprets them, and events that we cannot fully control, such as data breaches, may be result in FTC enforcement. Enforcement by the FTC under the FTC Act can result in civil penalties or enforcement actions.

International data protection laws, including the EU’s and UK’s General Data Protection Regulation (“GDPR”), may also apply to health-related and other personal information obtained outside of the United States. The GDPR imposes several data protection requirements in the EU, as well as fines for violations that can reach up to the greater of €20 million or 4% of annual global revenue. The regulation imposes numerous requirements for the collection, use, storage and disclosure of personal information, including more stringent requirements relating to consent and the information that must be shared with data subjects about how their personal information is used, the obligation to notify regulators and affected individuals of personal data breaches, extensive new internal privacy governance obligations and obligations to honor expanded rights of individuals in relation to their personal information, including the right to access, correct and delete their data.

Compliance with international data protection laws and regulations could require us to take on more onerous obligations in our contracts, increase our compliance costs, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. We cannot guarantee that we are or will be in compliance with all applicable international regulations as they are enforced now or as they evolve. Claims that we have violated individual privacy rights, failed to comply with data protection laws, or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend against and could result in adverse publicity that could harm our business, financial condition, and results of operations.

Our business may be impacted by actions of the new Trump administration, including executive orders, policies, new legislation and judicial decisions.

The impact of the new Trump administration is currently unknown. However, actions of the administration may cause us to change our business operations, with an unknown impact to our stakeholders, including patients, healthcare providers and employees. Failure to comply with new Trump administration actions could expose us to litigation or other government actions. There can be no assurance that our compliance with new Trump administration actions will provide sufficient mitigation.

Our business involves the use of hazardous materials and we and third parties with whom we contract must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our research and development activities involve the controlled storage, use and disposal of hazardous materials, including the components of our current or future product candidates and other hazardous compounds. We and manufacturers and suppliers with whom we may contract are subject to laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. In some cases, these hazardous materials and various wastes resulting from their use are stored at our manufacturers’ facilities pending their use and disposal. We cannot eliminate the risk of contamination, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. We cannot guarantee that the safety procedures utilized by third-party manufacturers and suppliers with whom we may contract will comply with the standards prescribed by laws and regulations or will eliminate the risk of accidental contamination or injury from these materials. We do not carry specific biological or hazardous waste insurance coverage, and our property, casualty and general liability insurance policies specifically exclude coverage for damages and fines arising from biological or hazardous waste exposure or contamination. Accordingly, in the event of contamination or injury, we could be held liable for damages or be penalized with fines in an amount exceeding our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. We may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Furthermore, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of such changes and cannot be certain of our future compliance.

Our employees, independent contractors, consultants, commercial partners, and vendors may engage in misconduct or other improper activities, including non-compliance with regulatory standards and requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to the risk of fraud, illegal activity or other misconduct by our employees, independent contractors, consultants, commercial partners and vendors. Misconduct by employees could include intentional, reckless and/or negligent conduct that fails to comply with the laws and regulations of the FDA, EU Member States, EMA and other similar foreign regulatory bodies, provide true, complete and accurate information to the FDA, EMA and other similar foreign regulatory bodies, comply with manufacturing standards we have established, comply with federal and state health-care fraud and abuse laws and regulations, comply with laws and regulations, including, but not limited to the FCPA and internal policies restricting payments to government agencies and representatives, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission or contracting, customer incentive programs and other business arrangements. Misconduct by employees, independent contractors, consultants, commercial partners and vendors could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter misconduct by our employees, independent contractors, consultants, commercial partners and vendors, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations, FDA debarment, exclusion from government-funded healthcare programs or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, financial condition and results of operations, including the imposition of significant fines or other sanctions and serious harm to our reputation.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, transparency and disclosure, or sunshine, laws, government price reporting, and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

Our current and future arrangements with healthcare professionals, clinical sites and clinical investigators, consultants, customers, patient organizations and third-party payors may subject us to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act. These laws may impact, among other things, our current activities with clinical study investigators and research subjects, as well as our current and future sales, marketing, patient assistance or advocacy and education programs. In addition, we may be subject to physician payment transparency laws and patient privacy regulation by both the federal government and the states and foreign jurisdictions in which we conduct our business. The laws that may affect our ability to operate include, but are not limited to:

•

the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, receiving, offering or paying remuneration, directly or indirectly, to induce, or in return for, either the referral of an individual, or the furnishing, recommending, or arranging for an item or service for which payment may be made under a federal healthcare program, such as the Medicare and Medicaid programs — a person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or special intent to violate the statute in order to have committed a violation; in addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act;

•

federal civil and criminal false claims laws, including the False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment of government funds, or knowingly making, using, or causing to be made or used a false statement material to a false or fraudulent claim, or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. The False Claims Act has been used to assert liability on the basis of kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or Average Manufacturer Price (“AMP”), and improper promotion of off-label uses (i.e., uses not expressly approved by the FDA in a drug’s label);

•

the federal Physician Payment Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually to CMS information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), teaching hospitals and, beginning in 2022, certain other healthcare professionals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

•	federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•

the FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics and medical devices; federal government price reporting laws, which require drug manufacturers to calculate and report complex pricing metrics to government agencies, including CMS and the Department of Veterans Affairs (“VA”), referred to as Government Program Statutory Price Reporting, where such reported prices are used in the calculation of reimbursement and/or discounts on marketed products paid by government healthcare programs. Participation in these programs and compliance with the applicable requirements may result in potentially significant discounts on products subject to reimbursement under federal healthcare programs and increased infrastructure costs, and may potentially limit a drug manufacturer’s ability to offer certain marketplace discounts. Additionally, if it is determined by the government, which could include a government agency such as CMS, Health Resources and Services Administration, the VA, or by the Office of Inspector General or Department of Justice, that the Statutory Price Reporting was incorrect, causing the government to essentially pay more than they should through the reimbursement and/or discount, the manufacturer may be subject to significant False Claims Act investigations, civil monetary penalties and/or additional fines;

•

the Prescription Drug Marketing Act, which restricts the manner in which manufacturers may disseminate complimentary drug samples to healthcare practitioners, requires physical and accounting controls, and establishes penalties for improper sample distribution; and

•

state law equivalents of each of the above federal laws, such as licensing, anti-kickback, false claims, consumer protection and unfair competition laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government that otherwise restricts payments that may be made to healthcare providers and other potential referral sources; state laws that require drug manufacturers to file reports with states regarding pricing information and marketing expenditures, such as the tracking and reporting of gifts, compensations and other remuneration and items of value provided to healthcare professionals and entities, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts.

In addition, our current and future research and development of our product candidates outside the United States, and any future sales of our product or product candidates once commercialized outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Efforts to ensure that our business practices and arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to, without limitation, civil, criminal, and administrative penalties, damages, monetary fines, disgorgement, exclusion from government-funded healthcare programs, such as Medicare and Medicaid or similar programs in other countries or jurisdictions, integrity oversight and reporting obligations to resolve allegations of non-compliance, imprisonment, contractual damages, reputational harm, diminished profits and future earnings and curtailment or restructuring of our operations, any of which could adversely affect our business, financial condition and results of operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government healthcare programs, which could also materially affect our business, financial condition and results of operations.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses.

If we are found to have improperly promoted off-label uses of our current or future product candidates, if approved, or if we are found to have improperly engaged in pre-approval promotion prior to the approval of such product candidates, we may become subject to significant liability. Such enforcement has become more common in the industry. The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about prescription products, such as our product candidates, if approved. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product’s approved labeling. Physicians may use our product candidates if they receive marketing approval, for their patients in a manner that is inconsistent with the approved labels, if the physicians believe in their professional medical judgment they could be used in such manner. However, if we are found to have promoted any of our future products for any off-label uses, the federal government could levy civil, criminal and/or administrative penalties, and seek fines against us. The FDA, Department of Justice or other regulatory authorities could also request that we enter into a consent decree, a corporate integrity agreement or corporate mentorship, or seek a permanent injunction against us under which specified promotional conduct is monitored, changed or curtailed. If we cannot successfully manage the promotion of our product candidates, if approved, we could become subject to significant liability, which would materially adversely affect our business, financial condition and results of operations.

Healthcare reform measures could hinder or prevent our product candidate’s commercial success.

There have been, and we expect there will continue to be, a number of legislative and regulatory changes to health care systems in the United States and abroad that could impact our ability to sell our products profitably. The United States government and other governments have shown significant interest in pursuing healthcare reform. For example, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2020 (the “ACA”) was enacted, which substantially changed the way healthcare is financed by both governmental and private insurers in the United States. Healthcare reform measures like the ACA may adversely impact the pricing of healthcare products and services in the United States or internationally and the amount of reimbursement available from governmental agencies or other third-party payors.

Since its enactment, there have been ongoing efforts to modify the ACA and its implementing regulations. For example, tax legislation enacted at the end of 2017 included provisions that, effective January 1, 2019, eliminated the tax penalty for individuals who do not maintain sufficient health insurance coverage, or the so-called “individual mandate.” It is unclear how healthcare reform measures enacted by Congress or implemented by the new Trump administration or efforts, if any, to modify the ACA or its implementing regulations, or portions thereof, will impact our business. Litigation and legislation over the ACA and other healthcare reform measures are likely to continue, with unpredictable and uncertain results. Further, additional legislative changes to and regulatory changes under or related to the ACA remain possible.

In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, led to aggregate reductions of Medicare payments to providers of, on average, 2% per fiscal year. These reductions went into effect in April 2013 and, due to subsequent legislative amendments to the statute, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through May 31, 2022, due to the COVID-19 pandemic. The law provides for 1% Medicare sequestration in the second quarter of 2022 and allows the full 2% sequestration thereafter until 2030. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. The American

Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives. For example, CMS may develop new payment and delivery models, such as bundled payment models. In addition, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under government payor programs, and review the relationship between pricing and manufacturer patient programs. While any proposed measures may require authorization through additional legislation to become effective, Congress and recent presidential administrations have each indicated an intent to seek new legislative and/or administrative measures to control drug costs. We expect that additional U.S. federal healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal health care programs and commercial payers will pay for healthcare products and services, which could result in reduced demand for our product candidate, if approved, or additional pricing pressures.

Individual states in the United States have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. Legally-mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition and results of operations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices. These or other reforms could reduce the ultimate demand for our product candidate, if approved, or put pressure on our product pricing.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or such third parties are not able to maintain regulatory compliance, we may lose any regulatory approvals that may have been obtained and we may not achieve or sustain profitability.

We will need to obtain prior FDA authorization for any proposed product brand names, and any failure or delay associated with such approval may adversely impact our business, financial condition and results of operations.

Any brand names we intend to use for our current and future product candidates will require authorization from the FDA regardless of whether we have secured a formal trademark registration from the PTO. The FDA typically conducts a review of proposed product brand names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product brand name if it believes the name inappropriately implies medical claims. If the FDA objects to any of our proposed product brand names, we may be required to adopt an alternative brand name for our product candidates. If we adopt an alternative brand name, we would lose the benefit of our existing trademark applications for such product candidate and may be required to expend significant additional resources in an effort to identify a suitable product brand name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner, or at all, which would limit our ability to successfully commercialize our product candidates.

We are subject to the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing our operations. If we fail to comply with these laws, we could be subject to civil or criminal penalties, other remedial measures, and legal expenses, which could adversely affect our business, financial condition and results of operations.

Our operations are subject to certain anti-corruption laws, including the FCPA, and other anti-corruption laws that apply in countries where we conduct business, including performing clinical trials. The FCPA and other anti-corruption laws generally prohibit us and our employees and intermediaries from bribing, being bribed or making other prohibited payments to foreign government officials or other persons to obtain or retain business or gain some other business advantage. We, our commercial partners and our affiliates operate in a number of jurisdictions that pose a risk of potential FCPA violations and we participate in collaborations and relationships with third parties whose actions could potentially subject us to liability under the FCPA or local anti-corruption laws. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

There can be no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the FCPA or other legal requirements, such as trade control laws. Any investigation of potential violations of the FCPA, other anti-corruption laws or trade control laws by U.S., EU or other authorities could have an adverse impact on our reputation, our business, financial condition and results of operations. Furthermore, should we be found not to be in compliance with the FCPA, other anti-corruption laws or trade control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, as well as the accompanying legal expenses, any of which could have a material adverse effect on our reputation and liquidity, as well as on our business, financial condition and results of operations.

We may in the future conduct clinical trials for current or future product candidates outside the U.S., and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We expect to conduct clinical trials internationally in the future. The acceptance of data from clinical trials conducted outside the U.S. or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the U.S., the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice and (ii) the trials were performed by clinical investigators of recognized competence and pursuant to GCP regulations. Additionally, the FDA’s clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the U.S. or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in current or future product candidates that we may develop being delayed or not receiving approval for commercialization in the applicable jurisdiction.

Risks Related to Semnur’s Relationship with Scilex

Certain of our directors and officers may have actual or potential conflicts of interest because of their positions with Scilex.

Following the Business Combination, Mr. Shah, Dr. Ji, Dr. Chun, Mr. Followwill and Dr. Wu will serve on the New Semnur Board. Mr. Shah and Dr. Ji, who will also be our executive officers, will retain their positions as members of the board of directors of Scilex (and in the case of Dr. Ji, the positions of Executive Chairman of the board of directors of Scilex and in the case of Mr. Shah, the position of President and Chief Executive Officer). Mr. Ma will be our Chief Financial Officer and will retain his position as Chief Financial Officer, Senior Vice President and Secretary of Scilex.

Service as an overlapping director or officer of Scilex and us could create, or appear to create, conflicts of interest with respect to matters involving or affecting more than one of the companies to which such directors or officers owe fiduciary duties. For example, these matters could relate to potential acquisitions of businesses or products, the development and ownership of technologies and product candidates, the sale of products, markets and other matters in which our best interest and the best interests of our stockholders may conflict with the best interests of Scilex and its stockholders. In particular, it is possible that we may be precluded from participating in certain business opportunities that we might otherwise have participated in as those opportunities may be presented to Scilex because such directors may deem such opportunities to have a greater benefit to Scilex than to us.

In addition, such directors and officers may own shares of Scilex common stock, options to purchase shares of Scilex common stock or other Scilex equity awards. These individuals’ holdings of Scilex common stock, options to purchase shares of Scilex common stock or other equity awards of Scilex may be significant for some of these persons compared to these persons’ total assets. Their position at Scilex and the ownership of any Scilex equity or equity awards creates, or may create the appearance of, conflicts of interest when these directors and officers are faced with decisions that could have different implications for Scilex than the decisions have for us. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Scilex and us regarding the terms of the agreements governing the transition services and the relationship thereafter between the companies. Potential conflicts of interest may also arise if we enter into commercial arrangements with Scilex in the future. As a result of these actual or apparent conflicts, we may be precluded from pursuing certain growth initiatives.

Any potential conflict that qualifies as a “related party transaction” (as defined in Item 404 of Regulation S-K under the Securities Act) is subject to review by our audit committee in accordance with our related person transaction policy. There can be no assurance that the terms of any such transactions will be as favorable to us or our stockholders as would be the case where there are no overlapping officers or directors.

Scilex currently performs or supports many of our important corporate functions. Accordingly, our financial statements may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company of Scilex, and we will incur significant charges in connection with the Business Combination and incremental costs as a stand-alone public company.

We will need to replicate or replace certain functions, systems and infrastructure provided by Scilex to which we will no longer have the same access after the Business Combination. We may also need to make investments or hire additional employees to operate without the same access to Scilex’s existing operational and administrative infrastructure. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs is subject to change.

Scilex currently performs or supports many important corporate functions for our company. Our financial statements for the fiscal years ended December 31, 2023 and 2022 reflect charges for these services on an allocation basis. As a result, our historical financial statements may not be reflective of conditions that would have existed or what our results of operations would have been had we been a stand-alone public company and no longer a majority owned subsidiary of Scilex. In connection with the closing of the Business Combination, we will enter into the Transition Services Agreement with Scilex, pursuant to which we will be able to utilize certain employees and other service providers of Scilex (including Scilex’s sales force) to operate our business, including with respect to the following business functions: finance, human resources, information systems, legal and administrative, R&D support and commercialization support. The services under the Transition Services

Agreement will be provided for a period of three years on a cost plus 10% basis, provided that the service fees will not exceed $2,000,000 per annum until all payments under the Oramed Note have been paid in full in cash, and we will reimburse Scilex for its out of pocket fees, costs or expenses. We expect to incur other costs to replace the services and resources that will not be provided by Scilex. We will also incur additional costs as a stand-alone public company. As a stand-alone public company, our total costs related to certain support functions may differ from the costs that were historically allocated to us from Scilex. In addition, in the future, we expect to incur internal costs to implement certain new systems, including infrastructure and an ERP system, while our systems are currently being fully supported by Scilex.

While we believe that the term of the Transition Services Agreement is sufficient time for us to develop our commercial infrastructure and other business functions, we may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we will receive from Scilex under the Transition Services Agreement. Additionally, after the Transition Services Agreement terminates, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from Scilex. When we begin to operate these functions separately from Scilex, if we do not have our own adequate systems and business functions in place, or are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from Scilex, which may not be addressed in the Transition Services Agreement. The level of this informal support will diminish or cease following the Business Combination.

Our Executive Chairman, Chief Executive Officer and Chief Financial Officer after the Business Combination each holds an executive officer position at Scilex and devotes time to both companies, which could cause a diversion of their time and attention from our business and operations, and as a result could have a material adverse effect on our business and operations.

Dr. Ji will serve as our Executive Chairman after the Business Combination and also serves as the Executive Chairman of the board of directors of Scilex. Mr. Shah is our Chief Executive Officer and President, and also serves as the President and Chief Executive Officer of Scilex. Mr. Ma, our Chief Financial Officer, also serves as the Chief Financial Officer of Scilex. The amount of time that each of Dr. Ji, Mr. Shah and Mr. Ma devotes to us varies day-to-day and week-to-week depending on the then current needs and demands of each company’s business, transactions each company may be evaluating, and other corporate matters. Such diversion of management attention could have a material adverse effect on our business and operations.

We are controlled by Scilex, whose interests may differ from those of our public shareholders.

Immediately following the Business Combination, Scilex will control a minimum of approximately 86.3% of the voting power of the post-Business Combination company (excluding voting power represented by the New Semnur Series A Preferred Stock held by Scilex), which means that, based on its percentage voting power controlled after the Business Combination, Scilex will control the vote of all matters submitted to a vote of the New Semnur stockholders. This control will enable Scilex to control the election of the members of the New Semnur Board and all other corporate decisions. In particular, for so long as Scilex continues to own a majority of the New Semnur Common Stock, Scilex will be able to cause or prevent a change of control of New Semnur or a change in the composition of the New Semnur Board and could preclude any unsolicited acquisition of New Semnur.

Pursuant to the Registration Rights Agreement and the Proposed Charter, which will take effect upon completion of the Business Combination, Scilex will have certain rights, and the ability to take certain actions, that are not otherwise available to all New Semnur stockholders. For example, the Registration Rights Agreement provides Scilex the right, following the Business Combination and subject to certain conditions, to demand that New Semnur file a registration statement or request that their shares of New Semnur Common Stock be covered by a registration statement that New Semnur is otherwise filing. See the section titled “Description of New Semnur

Securities — Registration Rights” for additional information regarding these rights. In addition, until such time as Scilex first ceases to own greater than 50% of the outstanding voting power of the New Semnur Common Stock, the Proposed Charter will effectively provide Scilex with the ability to fill vacancies on the New Semnur Board, remove directors (with or without cause), call a special meeting of the New Semnur stockholders, amend the Proposed Charter (subject to approval of the New Semnur Board) and amend the Proposed Bylaws. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. See the section titled “Description of New Semnur Securities — Anti-takeover Matters in New Semnur’s Governing Documents and Under Delaware Law” for additional information regarding Scilex’s ability to take such actions.

Even when Scilex ceases to control a majority of the total voting power of New Semnur, for so long as Scilex continues to own a significant percentage of the New Semnur Common Stock and for so long as the Scilex Group owns any shares of New Semnur Series A Preferred Stock, Scilex will still be able to significantly influence the composition of the New Semnur Board and the approval of actions requiring stockholder approval. Accordingly, for such period of time, Scilex will have significant influence with respect to New Semnur’s management, business plans and policies. Because of the significant ownership position held by Scilex, New Semnur’s classified board structure and the rights granted to Scilex under the Stockholder Agreement, new investors may not be able to effect a change in New Semnur’s business or management. The concentration of ownership and availability of the foregoing rights could deprive our stockholders of an opportunity to receive a premium for their shares of common stock as part of a sale of our company and ultimately might affect the market price of the New Semnur Common Stock. See the risk factor below titled “Scilex, as the holder of New Semnur Series A Preferred Stock, will have rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of New Semnur Common Stock.”

Furthermore, the interests of Scilex may not be aligned with those of other New Semnur stockholders and this could lead to actions that may not be in the best interests of our other stockholders. For example, Scilex may have different tax positions or strategic plans for New Semnur, which could influence its decisions regarding whether and when New Semnur should dispose of assets or incur new or refinance existing indebtedness. Additionally, Scilex’s significant ownership in New Semnur may discourage someone from making a significant equity investment in New Semnur, or could discourage transactions involving a change in control.

In addition, Scilex and its affiliates engage in a broad spectrum of activities, including investments in our industry generally. In the ordinary course of their business activities, Scilex and its affiliates may engage in activities where their interests conflict with our interests or those of New Semnur’s other stockholders, such as investing in or advising businesses that directly or indirectly compete with certain portions of New Semnur’s business or those businesses that are suppliers or customers of ours. The Proposed Charter will provide that, to the fullest extent permitted by law, none of Scilex and its affiliates and any person or entity who, while a stockholder, director, officer or agent of us or any of our affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Scilex and its affiliates (each an “Identified Person”) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates or (ii) otherwise investing in or providing services to any person that competes with us or our affiliates engaging, directly or indirectly, in the same or similar business activities or lines of business in which we operate. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer us or our subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which we or our affiliates are engaged or that are deemed to be competing with us or any of our affiliates. This means that Scilex may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, Scilex may have an interest in pursuing acquisitions, divestitures and other transactions that, in its judgment, could enhance its investment, even though such transactions might involve risks to the New Semnur stockholders or may not prove beneficial.

Scilex, as the holder of New Semnur Series A Preferred Stock, will have rights, preferences and privileges that are not held by, and are preferential to, the rights of holders of New Semnur Common Stock.

Upon consummation of the Business Combination, each share of Semnur Preferred Stock issued and outstanding as of immediately prior to the Effective Time will be cancelled in exchange for the right to receive (i) one share of New Semnur Series A Preferred Stock and (ii) one-tenth of one share of New Semnur Common Stock.

The New Semnur Series A Preferred Stock will be issued only to Scilex (as the sole holder of Semnur Preferred Stock) upon the closing of the Business Combination and is not convertible into shares of New Semnur Common Stock. However, the holders of New Semnur Series A Preferred Stock will have rights, preferences and privileges that are senior, or in addition, to the rights, preferences and privileges of the holders of New Semnur Common Stock, including the right to receive, in the event of a change of control, liquidation dissolution or winding up of New Semnur, a preference amount out of the assets available for distribution to stockholders before any distribution can be made to holders of New Semnur Common Stock. The preference amount is $10.00 per share (subject to adjustment as set forth in the New Semnur Certificate of Designations). If the New Semnur Board declares or pays a dividend on the New Semnur Common Stock, the holders of the New Semnur Series A Preferred Stock will participate, on a deemed as-converted-to-common stock basis, in such dividend with the holders of New Semnur Common Stock.

The holders of New Semnur Series A Preferred Stock will have certain voting rights over New Semnur corporate actions (including, among others, any change to the shares of New Semnur Series A Preferred Stock into cash or other property, the issuance of equity securities that rank on a parity with or senior to the New Semnur Series A Preferred Stock with respect to dividend rights) or rights upon liquidation, dissolution or winding-up of New Semnur and the amendment of the Proposed Charter in a manner that adversely affects the holders of shares of New Semnur Series A Preferred Stock.

Pursuant to the terms of the Stockholder Agreement (and subject to certain rights of Oramed), from and after the Effective Time, and for so long as the Scilex Group beneficially owns any shares of New Semnur Series A Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (b) the size of the New Semnur Board and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. Notwithstanding the foregoing, the parties have agreed to ensure that the New Semnur Board complies with all applicable requirements of the stock exchange, including independence requirements.

The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the New Semnur Certificate of Designations, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock.

For more information on the terms of the New Semnur Series A Preferred Stock, see the section titled “Description of New Semnur Securities — New Semnur Preferred Stock Following the Business Combination” and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex.”

Risks Related to Ownership of New Semnur Common Stock

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of Denali’s securities or, following the Business Combination, New Semnur’s securities, may decline.

If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysists, the market price of Denali’s securities prior to the Closing may decline. The market values of Denali’s securities at the time of the Business Combination may vary significantly from their prices on the date of the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which Denali’s shareholders vote on the Business Combination.

In addition, following the Business Combination, fluctuations in the price of New Semnur’s securities could contribute to the loss of all or part of a stockholder’s investment. Prior to the Business Combination, there has not been a public market for Semnur Common Stock. Accordingly, the valuation ascribed to New Semnur in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. If an active market for New Semnur’s securities develops and continues, the market price of its common stock may fluctuate significantly in response to numerous factors, some of which are beyond New Semnur’s control, such as:

•	New Semnur’s ability to commercialize its product candidate, if approved;

•	the status and cost of New Semnur’s marketing commitments for its product candidate;

•	announcements regarding results of any clinical trials relating to New Semnur’s product candidate;

•	unanticipated serious safety concerns related to the use of any of New Semnur’s product candidate;

•	adverse regulatory decisions;

•	changes in laws or regulations applicable to New Semnur’s product candidate, including but not limited to clinical trial requirements for approvals;

•

legal disputes or other developments relating to proprietary rights, including patents, litigation matters and New Semnur’s ability to obtain patent protection for its product candidate, government investigations and the results of any proceedings or lawsuits, including, but not limited to, patent or stockholder litigation;

•	New Semnur’s decision to initiate a clinical trial, not initiate a clinical trial or to terminate an existing clinical trial;

•	New Semnur’s dependence on third parties;

•	announcements of the introduction of new products by New Semnur’s competitors;

•	market conditions and trends in the pharmaceutical and biotechnology sectors;

•	announcements concerning product development results or intellectual property rights of others;

•	future issuances of common stock or other securities;

•	the recruitment or departure of key personnel;

•	failure to meet or exceed any financial guidance or expectations regarding product development milestones that New Semnur may provide to the public;

•	actual or anticipated variations in quarterly operating results;

•	New Semnur’s failure to meet or exceed the estimates and projections of the investment community;

•

overall performance of the equity markets and other factors that may be unrelated to New Semnur’s operating performance or the operating performance of its competitors, including changes in market valuations of similar companies;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by New Semnur or its competitors;

•	changes in financial estimates by New Semnur or by any securities analysts who might cover its stock;

•	fluctuation of the market values of any of New Semnur’s potential strategic investments;

•	issuances of debt or equity securities;

•	compliance with New Semnur’s contractual obligations;

•	sales of New Semnur Common Stock by New Semnur or its stockholders in the future;

•	trading volume of New Semnur Common Stock;

•	ineffectiveness of New Semnur’s internal controls;

•	publication of research reports about New Semnur or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	New Semnur’s relationship with Scilex;

•	general political and economic conditions, including the wars in Ukraine and Israel;

•	effects of natural or man-made catastrophic events;

•	effects of public health crises, pandemics and epidemics; and

•

other events or factors, many of which are beyond New Semnur’s control, such as the government closure of Silicon Valley Bank and Signature Bank, and liquidity concerns at other financial institutions.

Further, the global equity markets in general have recently experienced extreme price and volume fluctuations, including as a result of the COVID-19 pandemic, economic uncertainty and increased interest rates, inflation, the government closure of Silicon Valley Bank and Signature Bank, and liquidity concerns at other financial institutions that may be unrelated to New Semnur’s operating performance. Continued market fluctuations could result in extreme volatility in the price of New Semnur Common Stock, which could cause a decline in the value of its common stock. Price volatility of New Semnur Common Stock might worsen if the trading volume of its common stock is low. In the past, stockholders have initiated class action lawsuits against pharmaceutical and biotechnology companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against New Semnur, could cause it to incur substantial costs and divert management’s attention and resources from its business. The realization of any of the above risks or any of a broad range of other risks, including those described in these “Risk Factors”, could have a dramatic and material adverse impact on the market price of New Semnur Common Stock.

Semnur has not paid cash dividends in the past and New Semnur does not expect to pay cash dividends in the foreseeable future. Any return on investment may be limited to the capital appreciation, if any, of New Semnur Common Stock.

Semnur has not paid cash dividends on its common stock and New Semnur does not anticipate paying cash dividends on its common stock in the foreseeable future. The payment of dividends on New Semnur’s capital stock will depend on its earnings, financial condition and other business and economic factors affecting New Semnur at such time as its board of directors may consider relevant. In addition, New Semnur’s ability to pay dividends may be limited by covenants in future outstanding indebtedness that New Semnur or its subsidiaries may incur. Since New Semnur does not intend to pay dividends, a stockholder’s ability to receive a return on such stockholder’s investment will depend on any future appreciation in the market value of its common stock. There is no guarantee that New Semnur Common Stock will appreciate or even maintain the price at which its stockholders have purchased it.

Future sales, or the perception of future sales, of a substantial number of shares of New Semnur Common Stock may cause the price of the common stock to decline.

If New Semnur’s existing stockholders sell, or indicate an intention to sell, substantial amounts of the New Semnur Common Stock after the closing of the Business Combination, the trading price of the New Semnur Common Stock could decline and it could impair New Semnur’s ability to raise capital through the sale of additional equity securities. The Sponsor is subject to lock-up provisions that restrict its ability to transfer shares of New Semnur Common Stock or any security convertible into or exercisable or exchanged for New Semnur Common Stock until one year from the Effective Time, subject to certain exceptions.

New Semnur’s operating results may fluctuate significantly.

New Semnur expects its operating results to be subject to quarterly, and possibly annual, fluctuations. New Semnur’s net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to New Semnur’s development programs;

•	the addition or termination of clinical trials;

•	any intellectual property infringement lawsuit in which New Semnur may become involved;

•	regulatory developments affecting New Semnur’s product candidate, regulatory approvals of its product candidate, and the level of underlying demand for such product candidate and purchasing patterns;

•	New Semnur’s execution of any collaborative, licensing or similar arrangements, and the timing of payments New Semnur may make or receive under these arrangements; and

•

the effect on pharmaceutical purchases and prices of the timing during which patients who purchase our product satisfy their deductibles under the reimbursement requirements of their health providers’ plans.

If New Semnur’s quarterly or annual operating results fall below the expectations of investors or securities analysts, the price of its common stock could decline substantially. Furthermore, any quarterly or annual fluctuations in New Semnur’s operating results may, in turn, cause the price of its common stock to fluctuate substantially.

New Semnur’s cash and cash equivalents could be adversely affected if the financial institutions in which New Semnur hold its cash and cash equivalents fail.

On March 10, 2023, the Federal Deposit Insurance Corporation (the “FDIC”) announced that Silicon Valley Bank had been closed by the California Department of Financial Protection and Innovation and on March 12, 2023, Signature Bank was closed by the New York State Department of Financial Services and the FDIC was named receiver. Although Semnur does not maintain any bank accounts with Silicon Valley Bank or Signature Bank, Semnur regularly maintains and New Semnur will regularly maintain cash balances at third-party financial institutions in excess of the FDIC insurance limit. Any failure of a depository institution to return any of New Semnur’s deposits, or any other adverse conditions in the financial or credit markets affecting depository institutions, could impact access to New Semnur’s invested cash or cash equivalents and could adversely impact its operating liquidity and financial performance.

If securities or industry analysts do not publish research or reports about New Semnur’s business, or if they issue an adverse opinion regarding its stock, its stock price and trading volume could decline.

The trading market for New Semnur Common Stock will be influenced by the research and reports that industry or securities analysts publish about New Semnur or its business. New Semnur does not currently have and may never obtain research coverage by securities and industry analysts. Since New Semnur will become public through a merger, securities analysts of major brokerage firms may not provide coverage of New Semnur since there is no incentive to brokerage firms to recommend the purchase of its common stock. If no or few securities or industry analysts commence coverage of New Semnur, the trading price for its stock would be negatively impacted. In the event New Semnur obtains securities or industry analyst coverage, if any of the analysts who cover it issues an adverse opinion regarding New Semnur, its business model, its intellectual property or its stock performance, or if its clinical trials and operating results fail to meet the expectations of analysts, its stock price would likely decline. If one or more of these analysts cease coverage of New Semnur or fail to publish reports on it regularly, New Semnur could lose visibility in the financial markets, which in turn could cause its stock price or trading volume to decline.

Raising additional capital may cause dilution to New Semnur’s existing stockholders, restrict its operations or require it to relinquish rights to its product candidate.

New Semnur may issue additional equity securities to fund future expansion and pursuant to equity incentive or employee benefit plans. It may also issue additional equity for other purposes. These securities may have the same rights as New Semnur Common Stock or, alternatively, may have dividend, liquidation or other preferences to New Semnur Common Stock, including New Semnur Common Stock issued in connection with the Business Combination. The issuance of additional equity securities will dilute the holdings of existing stockholders and may reduce the share price of New Semnur Common Stock.

Pursuant to the Registration Rights Agreement to be entered into in connection with the Business Combination, certain stockholders of Denali and Semnur can each demand that New Semnur register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the Closing, New Semnur will be required to file and maintain an effective registration statement under the Securities Act covering such securities and certain of its other securities. The registration of these securities will permit the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of New Semnur’s securities.

If New Semnur raises additional funds through collaboration, licensing or other similar arrangements, New Semnur may have to relinquish valuable rights to its product candidate, or grant licenses on terms unfavorable to New Semnur. If adequate funds are not available, New Semnur’s ability to achieve profitability or to respond to competitive pressures would be significantly limited and New Semnur may be required to delay, significantly curtail or eliminate the development of its product candidate.

New Semnur’s principal stockholders, directors and executive officers will own a significant percentage of its capital stock, and have significant influence over New Semnur’s management.

Following the closing of the Business Combination, New Semnur’s directors, executive officers, holders of 5% or more of New Semnur’s capital stock and their respective affiliates are expected to beneficially own, in the aggregate, a minimum of approximately 94.9% of New Semnur’s outstanding voting stock (excluding voting power represented by the New Semnur Series A Preferred Stock held by Scilex). This concentration of voting power may make it less likely that any other holder of New Semnur Common Stock will be able to affect the way New Semnur is managed and could delay or prevent an acquisition of New Semnur on terms that other stockholders may desire. This could prevent transactions in which stockholders might otherwise recover a premium for their shares over current market prices. See “Risk Factors — We are controlled by Scilex, whose interests may differ from those of our public shareholders” above for additional information regarding Scilex’s influence and control in New Semnur. See “Security Ownership of Certain Beneficial Owners and Management” for information regarding the ownership of New Semnur’s outstanding stock by its directors, executive officers, and current beneficial owners of 5% or more of New Semnur’s voting securities and their respective affiliates.

New Semnur’s ability to use its net operating loss and tax credit carryforwards may be subject to limitation.

Generally, a change of more than 50% in the ownership of a company’s stock, by value, over a three-year period constitutes an ownership change for U.S. federal income tax purposes. An ownership change may limit New Semnur’s ability to use its net operating loss carryforwards attributable to the period prior to the change. New Semnur has experienced a corporate reorganization in the past and may experience ownership changes in the future as a result of the Business Combination and/or subsequent changes in its stock ownership (some of which shifts are outside its control). As a result, if New Semnur earns net taxable income, its ability to use its pre-change net operating loss carryforwards to offset U.S. federal taxable income may become subject to limitations, which could potentially result in increased future tax liability for New Semnur.

The Tax Cuts and JOBS Act of 2017 (the “TCJA”), as amended by the CARES Act, includes changes to U.S. federal tax rates and the rules governing net operating loss (“NOL”) carryforwards. The TCJA, as modified by the CARES Act, limits a taxpayer’s ability to utilize NOL carryforwards to 80% of taxable income (as calculated before taking the NOLs, and certain other tax attributes, into account) for taxable years beginning after December 31, 2020. In addition, NOLs arising in tax years ending after December 31, 2017 and before January 1, 2021 may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. NOLs arising in tax years beginning after December 31, 2017 can be carried forward indefinitely. NOLs generated in tax years beginning before January 1, 2021 will not be subject to the taxable income limitation, and NOLs generated in tax years ending before January 1, 2018 will continue to have a two-year carryback and 20-year carryforward period. Deferred tax assets for NOLs will need to be measured at the applicable tax rate in effect when the NOL is expected to be utilized. The changes in the carryforward/carryback periods, as well as the new limitation on use of NOLs may significantly impact New Semnur’s ability to utilize its NOLs to offset taxable income in the future.

If New Semnur’s estimates or judgments relating to its critical accounting policies are based on assumptions that change or prove to be incorrect, its operating results could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of its common stock.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in New Semnur’s financial statements and accompanying notes. New Semnur bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity and expenses that are not readily apparent from other sources. If New Semnur’s assumptions change or if actual circumstances differ from its assumptions, its operating results may be adversely affected and could fall below its publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of New Semnur Common Stock.

Anti-takeover provisions in the Proposed Charter and the Proposed Bylaws and under Delaware law could make an acquisition of New Semnur, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Semnur’s current management.

The Proposed Charter and the Proposed Bylaws, each of which will be in effect upon completion of the Business Combination, and the DGCL contains provisions that could make it more difficult for a third party to acquire New Semnur, even if doing so might be beneficial to New Semnur’s stockholders. Among other things, these provisions include:

•

allow the New Semnur Board to authorize the issuance of undesignated preferred stock, the terms of which may be established and the shares of which may be issued without stockholder approval, and which may include supermajority voting, special approval, dividend, or other rights or preferences superior to the rights of other stockholders;

•	provide for a classified board of directors with staggered three-year terms;

•

provide that, at any time after the Scilex Trigger Event, directors may only be removed for cause, and only by the affirmative vote of holders of at least 66 2/3% in voting power of all the then-outstanding shares of New Semnur Common Stock entitled to vote thereon, voting together as a single class;

•	prohibit stockholder action by written consent from and after the Scilex Trigger Event;

•

provide that, at any time after the Scilex Trigger Event, special meetings may only be called by or at the direction of the Chairman of the New Semnur Board, the New Semnur Board or the Chief Executive Officer;

•

provide that, at any time after the Scilex Trigger Event, any alteration, amendment or repeal, in whole or in part, of any provision of the Proposed Bylaws by New Semnur’s stockholders will require the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of the New Semnur Common Stock entitled to vote thereon, voting together as a single class; and

•	establish advance notice requirements for nominations for elections to the New Semnur Board and for proposing matters that can be acted upon by stockholders at stockholder meetings.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any interested stockholder for a period of three years following the date on which the stockholder became an interested stockholder. New Semnur has expressly elected not to be governed by Section 203 of the DGCL until the occurrence of a Scilex Trigger Event. At that time, such election shall be automatically withdrawn and New Semnur will thereafter be governed by Section 203 of the DGCL, except that the restrictions on business combinations of Section 203 of the DGCL will not apply to Scilex or its current or future Affiliates (as defined in the Proposed Charter) regardless of its percentage ownership of New Semnur Common Stock. These provisions could discourage, delay or prevent a transaction involving a change in control of New Semnur. These provisions could also discourage proxy contests and make it more difficult for New Semnur’s stockholders to elect directors of their choosing and cause New Semnur to take other corporate actions they desire, including actions that New Semnur’s stockholders may deem advantageous. In addition, because the New Semnur Board is responsible for appointing the members of New Semnur’s management team, these provisions could in turn affect any attempt by New Semnur’s stockholders to replace current members of New Semnur’s management team.

These anti-takeover provisions and other provisions in the Proposed Charter, the Proposed Bylaws and Delaware law could make it more difficult for stockholders or potential acquirors to obtain control of the New Semnur Board or initiate actions that are opposed by New Semnur’s then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving New Semnur. The existence of these provisions could negatively affect the price of New Semnur Common Stock and limit opportunities for a stockholder to realize value in a corporate transaction. For additional information regarding these and other provisions, see the section titled “Description of New Semnur Securities.” In addition, if prospective takeovers are not consummated for any reason, New Semnur may experience negative reactions from the financial markets, including negative impacts on the price of New Semnur Common Stock.

The Proposed Charter that will be in effect upon the Closing will designate the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation that may be initiated by New Semnur’s stockholders and the federal district courts of the United States as the exclusive forum for litigation arising under the Securities Act, which could limit New Semnur’s stockholders’ ability to obtain a favorable judicial forum for disputes with New Semnur.

Pursuant to the Proposed Charter, which New Semnur will adopt upon the completion of the Business Combination, unless it consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on New Semnur’s behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of New Semnur’s current or former directors, officers, employees or stockholders to New Semnur or its stockholders; (iii) any action asserting a claim against New Semnur or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL, the Proposed Charter or the Proposed Bylaws; (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws; (v) any action or proceeding asserting a claim against New Semnur or any of its current or former directors, officers, employees or stockholders as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware and (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL; provided that, for the avoidance of doubt, the foregoing forum selection provision will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

The Proposed Charter will also provide that, unless New Semnur consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The Proposed Charter will further provide that any person or entity purchasing or otherwise acquiring any interest in shares of New Semnur Common Stock is deemed to have notice of and consented to the provisions of the Proposed Charter described above. See the section titled “Description of New Semnur Securities — Anti-takeover Matters in New Semnur’s Governing Documents and Under Delaware Law — Exclusive Forum.”

The forum selection provisions in the Proposed Charter may have the effect of discouraging lawsuits against New Semnur’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If the enforceability of New Semnur’s forum selection provisions were to be challenged, it may incur additional costs associated with resolving such challenge. While New Semnur currently has no basis to expect any such challenge would be successful, if a court were to find its forum selection provisions to be inapplicable or unenforceable with respect to one or more of these specified types of actions or proceedings, New Semnur may incur additional costs associated with having to litigate in other jurisdictions, which could result in a diversion of the time and resources of New Semnur’s employees, management and board of directors, and could have an adverse effect on its business, financial condition and results of operations.

New Semnur will be an emerging growth company, and it cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make its common stock less attractive to investors.

New Semnur will be an emerging growth company, as defined in the JOBS Act. For as long as New Semnur continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements and exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. New Semnur cannot predict if investors will find its common stock less attractive because New Semnur may rely on these exemptions. If some investors find New Semnur Common Stock less attractive as a result, there may be a less active trading market for New Semnur Common Stock and its stock price may be more volatile.

New Semnur will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which it has total annual gross revenue of at least $1.235 billion, or (c) in which it is deemed to be a large accelerated filer, which requires the market value of its common stock that is held by non-affiliates to equal or exceed $700 million as of the last business day of the second fiscal quarter of such year, and (2) the date on which New Semnur has issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. New Semnur has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in rules of U.S. generally accepted accounting principles or their interpretation, the adoption of new guidance or the application of existing guidance to changes in New Semnur’s business could significantly affect New Semnur’s business, financial condition and results of operations.

Additionally, Denali is a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, Denali expects that New Semnur will remain a smaller reporting company immediately as defined in Item 10(f)(1) of Regulation S -K because New Semnur will have annual revenues of less than $100 million and is expected to have a public float of less than $700 million.

Following the Business Combination, New Semnur will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, if New Semnur’s Nasdaq listing application is approved, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Semnur may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.

After the Business Combination, Scilex will continue to control a majority of the voting power of the outstanding shares of New Semnur Common Stock. As a result, if New Semnur’s Nasdaq listing application is approved, New Semnur will be a “controlled company” within the meaning of the corporate governance standards of Nasdaq. Under these corporate governance standards, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements. For example, controlled companies, within one year of the date of the listing of their common stock:

•	are not required to have a board that is composed of a majority of “independent directors” as defined under the Nasdaq Listing Rules;

•	are not required to have a compensation committee that is composed entirely of independent directors or have a written charter addressing the committee’s purpose and responsibilities; and

•

are not required to have director nominations be made, or recommended to the full board of directors, by its independent directors or by a nominating and corporate governance committee that is composed entirely of independent directors, and to adopt a written charter or a board resolution addressing the nominations process.

While we do not presently intend to rely on these exemptions, New Semnur may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, New Semnur stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

If New Semnur ceases to be a “controlled company” in the future, it will be required to comply with the Nasdaq listing standards, which may require replacing a number of its directors and will require development of certain other governance-related policies and practices. These and any other actions necessary to achieve compliance with such rules may increase New Semnur’s legal and administrative costs, will make some activities more difficult, time-consuming and costly and may also place additional strain on New Semnur’s personnel, systems and resources.

New Semnur will incur increased costs as a result of operating as a public company, and its management will devote substantial time to related compliance initiatives.

As a public company, New Semnur will incur significant legal, accounting and other expenses that Semnur did not incur as a private company, and these expenses may increase even more after it is no longer an “emerging growth company.” New Semnur will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”), as well as rules and regulations adopted, and to be adopted, by the SEC and Nasdaq. New Semnur’s management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, New Semnur expects these rules and regulations to substantially increase its legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase its operating expenses. For example, New Semnur expects these rules and regulations to make it more difficult and more expensive for New Semnur to obtain directors’ and officers’ liability insurance and New Semnur may be required to incur substantial costs to maintain sufficient coverage. New Semnur cannot predict or estimate the amount or timing of additional costs it may incur to respond to these requirements. The impact of these requirements could also make it more difficult for New Semnur to attract and retain qualified persons to serve on the New Semnur Board, New Semnur’s board committees or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

In addition, New Semnur expects that it will need to implement an ERP system. An ERP system is intended to combine and streamline the management of New Semnur’s financial, accounting, human resources, sales and marketing and other functions, enabling it to manage operations and track performance more effectively. However, an ERP system would likely require New Semnur to complete many processes and procedures for the effective use of the system or to run its business using the system, which may result in substantial costs. Any disruptions or difficulties in implementing or using an ERP system could adversely affect New Semnur’s controls and harm its business, financial condition and results of operations, including its ability to forecast or make sales and collect its receivables. Moreover, such disruption or difficulties could result in unanticipated costs and diversion of management attention.

As a public company, New Semnur will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, New Semnur will be required to make a formal assessment of the effectiveness of its internal control over financial reporting, and once it ceases to be an emerging growth company, New Semnur will be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, New Semnur will be engaging in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging. In this regard, New Semnur will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of its internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess New Semnur’s internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, New Semnur’s management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. See “Risk Factors — We have identified material weaknesses in our internal control over financial reporting. Any material weakness may cause us to fail to timely and accurately report our financial results or result in a material misstatement of our financial statements.” above for additional information regarding previously identified material weaknesses. These reporting and other obligations place significant demands on New Semnur’s management and administrative and operational resources, including accounting resources.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. New Semnur intends to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of its management’s time and attention from revenue-generating activities to compliance activities. If New Semnur’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against New Semnur and there could be a material adverse effect on New Semnur’s business, financial condition and results of operations.

If New Semnur cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of Nasdaq, New Semnur’s securities may not be listed or may be delisted, which could negatively impact the price of its securities and your ability to sell them.

New Semnur intends to seek a listing of its securities on Nasdaq in connection with the Business Combination. New Semnur cannot assure you that it will be able to meet those initial listing requirements at that time. Denali’s securities are currently quoted on the OTC Markets.

Even if New Semnur’s securities are listed on Nasdaq, it cannot assure you that its securities will continue to be listed on Nasdaq. If, after the completion of the Business Combination, New Semnur fails to satisfy Nasdaq’s continued listing requirements, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist New Semnur Common Stock. Such a delisting would likely have a negative effect on the price of New Semnur Common Stock and would impair a stockholder’s ability to sell or purchase New Semnur Common Stock when a stockholder wishes to do so.

If Nasdaq does not list New Semnur’s securities, or subsequently delists its securities from trading, New Semnur could face significant consequences, including:

•	a limited availability for market quotations for its securities;

•	reduced liquidity with respect to its securities;

•

a determination that its ordinary shares are a “penny stock,” which will require brokers trading in New Semnur Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for New Semnur Common Stock;

•	limited amount of news and analyst coverage; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

Even if Nasdaq approves New Semnur’s listing application, in the event of a subsequent delisting, New Semnur can provide no assurance that any action taken by it to restore compliance with listing requirements would allow its common stock to become listed again, stabilize the market price or improve the liquidity of its common stock, prevent its common stock from dropping below the Nasdaq minimum bid price requirement or prevent future non-compliance with Nasdaq Listing Rules. See “Risk Factors — Denali’s securities were delisted from Nasdaq on April 16, 2025 and commenced trading on the OTC Markets on April 17, 2025. Additionally, while an application has been submitted to list the New Semnur Common Stock and New Semnur Warrants on Nasdaq, approval has not been received, and such approval is not a condition to the Closing. Trading on the OTC Markets could adversely affect the liquidity and market price of Denali’s and New Semnur’s securities.”

Comprehensive U.S. federal income tax reform could adversely affect New Semnur.

Changes to tax laws, which changes may have retroactive application, could adversely affect New Semnur or holders of New Semnur Common Stock. In recent years, many changes have been made to applicable tax laws and changes are likely to continue to occur in the future.

The TCJA, which was enacted in 2017, included changes to U.S. federal tax rates, imposed significant additional limitations on the deductibility of interest, allowed for the expensing of capital expenditures, and put into effect the migration from a “worldwide” system of taxation to a modified territorial system.

On March 27, 2020, then-President Trump signed into law the CARES Act, which included certain changes in tax law (including to the TCJA) intended to stimulate the U.S. economy in light of the COVID-19 pandemic, including temporary beneficial changes to the treatment of net operating losses, interest deductibility limitations and payroll tax matters. On August 16, 2022, former President Biden signed the IRA into law, which contained certain tax measures, including a corporate alternative minimum tax of 15% on some large corporations, an excise tax of 1% on certain corporate stock buy-backs, and an excise tax with respect to certain drug sales for failing to offer a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation.

Many provisions of the TCJA expire at the end of 2025 or are modified beginning in 2026. The U.S. Congress and the current administration have indicated that they intend to pursue legislation in 2025 to make permanent the 2017 TCJA provisions but there is no guarantee that this initiative will be successful. Future changes in tax laws could have a material adverse effect on New Semnur’s business, cash flow, financial condition or results of operations. The impact of these tax reforms on holders of New Semnur Common Stock is uncertain and could be adverse. New Semnur urges its stockholders, including purchasers of common stock in the Business Combination, to consult with their legal and tax advisors with respect to such legislation and the potential tax consequences of investing in New Semnur Common Stock.

The Warrants will become exercisable for New Semnur Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to its stockholders.

Outstanding warrants to purchase an aggregate of 8,760,000 shares of New Semnur Common Stock will become exercisable in accordance with the terms of the warrant agreement, dated April 6, 2022, by and between VStock, as warrant agent, and Denali (the “Warrant Agreement”), governing those securities, commencing on the date of the completion of the Business Combination. The exercise price of these Warrants is $11.50 per share. To the extent such Warrants are exercised, additional shares of New Semnur Common Stock will be issued, which will result in dilution to the holders of New Semnur Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market, or the fact that such Warrants may be exercised, could adversely affect the prevailing market prices of New Semnur Common Stock. However, there is no guarantee that the Warrants will ever be in the money prior to their expiration, and as such, the Warrants may expire worthless. See below risk factor, “The Warrants may never be in the money, and they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment.”

The Warrants may never be in the money, they may expire worthless and the terms of the Warrants may be amended in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment.

The Warrants were issued in registered form under the Warrant Agreement between VStock, as warrant agent, and Denali. The Warrant Agreement provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of a majority of the then-outstanding Warrants to make any change that adversely affects the interests of the registered holders of Warrants. Accordingly, New Semnur may amend the terms of the Warrants in a manner adverse to a holder if holders of a majority of the then-outstanding Warrants approve of such amendment. Although New Semnur’s ability to amend the terms of the Warrants with the consent of majority of the then-outstanding Warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period, or decrease the number of shares of New Semnur Common Stock purchasable upon exercise of a Warrant.

New Semnur may redeem any unexpired Warrants prior to their exercise at a time that is disadvantageous to you, thereby making the Warrants worthless.

New Semnur has the ability to redeem outstanding Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per Warrant, provided that the closing price of New Semnur Common Stock equals or exceeds $16.50 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like) on each of 20 trading days within any 30-trading-day period commencing after the Warrants become exercisable and ending on the third trading day prior to the date on which notice of redemption is given. If and when the Warrants become redeemable by New Semnur, New Semnur may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Warrants could force the holders thereof to: (i) exercise such Warrants and pay the exercise price therefor at a time when it may be disadvantageous for a holder to do so; (ii) sell such Warrants at the then-current market price when a holder might otherwise wish to hold such Warrants; or (iii) accept the nominal redemption price that, at the time the outstanding Warrants are called for redemption, is likely to be substantially less than the market value of such Warrants.

In addition, New Semnur may redeem the Warrants at any time after they become exercisable and prior to their expiration for a number of shares of New Semnur Common Stock determined based on the fair market value of New Semnur Common Stock. The value received upon exercise of the Warrants (1) may be less than the value the holders would have received if they had exercised their Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Warrants.

Risks Related to Denali and the Business Combination

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and “the Company” refer to Denali.

Denali has no operating history and its results of operations and those of Semnur may differ significantly from the unaudited pro forma financial data included in this proxy statement/prospectus.

Denali is a blank check company incorporated on January 5, 2022 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities, and it has no operating history or results.

This proxy statement/prospectus includes unaudited pro forma combined financial statements for Denali and Semnur. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 combines the historical unaudited consolidated balance sheet of Denali as of March 31, 2025 and the historical unaudited balance sheet of Semnur as of March 31, 2025 on a pro forma basis as if the Business Combination and Other Related Events (in each case, as described further in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus), had been consummated on March 31, 2025. The unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 combines the historical statements of operations of Denali and the historical statements of operations of Semnur on a pro forma basis as if the Business Combination (in each case, as described further in the section titled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus) had been consummated on January 1, 2024, the beginning of the earliest period presented.

The unaudited pro forma combined financial information is based upon, and should be read together with the accompanying notes to the unaudited pro forma combined financial statements, the audited financial statements of Denali and related notes and the Semnur audited financial statements and related notes, the sections of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur”, and other financial information included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the combined company following the consummation of the Business Combination. For more information, see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Denali’s public shareholders vote.

Unlike some other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 74.2% of the issued and outstanding Denali Ordinary Shares.

Denali may not be able to complete the Business Combination or any other business combination within the prescribed timeframe, in which case Denali would cease all operations, except for the purpose of winding up, and Denali would redeem the Denali Class A Ordinary Shares and liquidate.

Denali initially had until October 11, 2023 to consummate an initial business combination, which was subsequently extended to July 11, 2024. On July 10, 2024, Denali held the Second Extension Meeting. At the Second Extension Meeting, the shareholders approved amendments to the Current Denali Charter to, among other things, extend the date by which Denali must (i) consummate an initial business combination; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of Denali Class A Ordinary Shares, from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Second Extension Meeting, shareholders holding 3,785,992 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders.

On April 11, 2025, Denali held the Third Extension Meeting. At the Third Extension Meeting, the shareholders approved amendments to the Current Denali Charter to, among other things, extend the date by which Denali must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred (such applicable later date, the “Extended Date”), without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Third Extension Meeting, shareholders holding 708,098 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders.

If Denali has not completed any initial business combination by the Extended Date, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Denali Class A Ordinary Shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then issued and outstanding Denali Class A Ordinary Shares, which redemption will completely extinguish the rights of holders of Denali Class A Ordinary Shares as shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Denali’s remaining shareholders and the Denali Board, liquidate and dissolve, subject in each case to Denali’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. Denali has the option to extend the deadline to complete the Business Combination beyond December 11, 2025. However, this extension would require approval by Denali’s shareholders through a proxy vote.

Since the Sponsor, Denali’s directors and executive officers and Scilex have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Semnur is appropriate as our initial business combination. Such interests include that Sponsor and Scilex will lose its entire investment in us if our initial business combination is not completed.

When you consider the recommendation of the Denali Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Denali’s directors and officers have interests in such proposal that are different from, or in addition to, those of Denali shareholders and warrant holders generally. The members of the Denali Board were aware of and considered these interests when approving the Merger Agreement and recommending that Denali shareholders approve the Business Combination. The members of the Denali Board determined that the overall benefits expected to be received by Denali and its shareholders outweighed any potential risk created by the conflicts stemming from these interests. In consideration of the interests set forth below, Denali’s directors and officers also engaged CB Capital, which rendered an opinion with respect to the valuation range for the acquired assets referenced therein, from a financial point of view, of between $2.001 billion and $2.554 billion, and from a financial point of view, that the Business Combination is a fair one, which the members of the Denali Board factored into their decision to approve the Merger Agreement. As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. You should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025. For more information regarding the opinion, see the section titled “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital.” Additionally, the members of the Denali Board determined that these interests could be adequately disclosed to shareholders in this proxy statement/prospectus and that Denali shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. These interests include, among other things, the interests listed below:

Prior to Denali’s initial public offering, the Sponsor purchased 2,156,250 founder shares for an aggregate purchase price of $25,000, or approximately $0.012 per share, and Sponsor later (i) forfeited 93,750 founder shares and (ii) transferred 130,000 founder shares to Denali’s independent directors and Chief Financial Officer, resulting in an aggregate 2,062,500 Denali Class B Ordinary Shares issued and outstanding, of which 1,932,500 were held by the Sponsor and 130,000 were held by Denali’s directors and executive officers. On August 30, 2024, Scilex paid the Cash Consideration under the Sponsor Interest Purchase Agreement, and on September 4, 2024, the Sponsor transferred 500,000 Denali Class B Ordinary Shares to Scilex. As a result of the transaction under the Sponsor Interest Purchase Agreement, the Sponsor holds 1,432,500 Denali Class B Ordinary Shares, Denali’s directors and executive officers hold 130,000 Denali Class B Ordinary Shares and Scilex holds 500,000 Denali Class B Ordinary Shares. If Denali does not consummate a business combination by the Extended Date, it would cease all operations except for the purpose of winding up, redeeming all of the issued and outstanding public shares for cash and, subject to the approval of its remaining shareholders and the Denali Board, liquidating and dissolving, subject in each case to its obligations under the Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, the 2,062,500 Denali Class B Ordinary Shares owned by the Sponsor, Denali’s directors and executive officers and Scilex would be worthless because following the redemption of the public shares, Denali would likely have few, if any, net assets and because the Sponsor, Denali’s directors and officers and Scilex have agreed to waive their respective rights to liquidating distributions from the Trust Account in respect of any Denali Class A Ordinary Shares and Denali Class B Ordinary Shares held by it or them, as applicable, if Denali fails to complete a business combination within the required period. Additionally, in such event, the 510,000 Denali Private Placement Warrants purchased by the Sponsor simultaneously with the consummation of the IPO for an aggregate purchase price of $5,100,000 will also expire worthless. The 2,062,500 shares of New Semnur Common Stock into which the 2,062,500 Denali Class B Ordinary Shares held by the Sponsor, Denali’s directors and officers and Scilex will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $30,943,725 based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 shares of New Semnur Common Stock into which the 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $6,063,900, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 New Semnur Warrants into which the 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units held by the Sponsor will convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $25,500 based upon the closing price of $0.05 per Public Warrant on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus.

If Denali is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on completion of a business combination is $6,548,237, comprised of (a) $25,000 representing the aggregate purchase price paid for the founder shares, and (b) $5,100,000 representing the aggregate purchase price paid for the Denali Private Placement Units, (c) $1,408,200 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Convertible Promissory Note and (d) $115,037 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Extension Convertible Promissory Note.

As a result of the low initial purchase price (consisting of $25,000 for the 2,062,500 Denali Class B Ordinary Shares, or approximately $0.012 per share, and $5,100,000 for the Denali Private Placement Units), the Sponsor, its affiliates and Denali’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as Denali’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by the Extended Date, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their founder shares.

The Sponsor (including its representatives and affiliates) and Denali’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to Denali. The Sponsor and Denali’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Denali completing its initial business combination. Moreover, certain of Denali’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. Denali’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Denali, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Denali’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Denali, subject to applicable fiduciary duties under Cayman Islands law. The Current Denali Charter provides that Denali renounces its interest in any corporate opportunity offered to any director or officer of Denali unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of Denali and it is an opportunity that Denali is able to complete on a reasonable basis.

Denali’s existing directors and officers will be eligible for continued indemnification and continued coverage under Denali’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement.

In the event that Denali fails to consummate a business combination within the prescribed time frame (pursuant to the Current Denali Charter), or upon the exercise of a redemption right in connection with the Business Combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than Denali’s independent registered public accounting firm) for services rendered or products sold to Denali, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

Commencing on the effective date of the prospectus filed in connection with the IPO, Denali agreed to reimburse the Sponsor for out-of-pocket expenses through the completion of the Business Combination or the liquidation of Denali.

In addition, Denali’s executive officers and directors, or any of their respective affiliates, including the Sponsor and other entities affiliated with Denali and the Sponsor, are entitled to reimbursement of any out-of-pocket expenses incurred by them in connection with activities on Denali’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on Denali’s behalf. However, if Denali fails to consummate a business combination by the Extended Date, they will not have any claim against the Trust Account for reimbursement. Denali’s officers and directors, and their affiliates, expect to incur (or guaranty) approximately $4.7 million of transaction expenses (excluding the deferred underwriting commissions being held in the Trust Account). Accordingly, Denali may not be able to reimburse these expenses if the Business Combination or another business combination, is not completed by such date.

Pursuant to the Registration Rights Agreement, the Sponsor, certain stockholders of Semnur, and certain shareholders of Denali will have the right to require New Semnur, at New Semnur’s expense, to register New Semnur Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Denali and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Proposal 1 — The Business Combination Proposal —  Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

The personal and financial interests of the Sponsor as well as the Denali Board and officers may have influenced their motivation in identifying and selecting Semnur as a business combination target, completing an initial business combination with Semnur and influencing the operation of the business following the Business Combination. In considering the recommendations of the Denali Board to vote for the proposals, its shareholders should consider these interests.

The exercise of Denali’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Denali’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Denali to agree to amend the Merger Agreement, to consent to certain actions taken by Semnur or to waive rights to which Denali is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Semnur’s business or a request by Semnur to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at Denali’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Denali and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, Denali does not believe there will be any changes or waivers that Denali’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Denali will circulate a new or amended proxy statement/prospectus and resolicit Denali’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Denali and Semnur will incur significant transaction and transition costs in connection with the Business Combination.

Denali and Semnur have both incurred and expect to incur significant, non-recurring costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Denali and Semnur may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by Semnur following the closing of the Business Combination. We estimate transaction expenses (excluding deferred underwriting fees) incurred by Denali and Semnur will be $4.7 million and $5.0 million (without taking into account the Denali shareholder redemption), respectively.

Legal proceedings in connection with the Business Combination or otherwise, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/prospectus provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Semnur and Denali to incur significant costs and draw the attention of Semnur’s and Denali’s management teams away from the consummation of the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the combined company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from being consummated within the expected timeframe.

The announcement of the proposed Business Combination could disrupt Semnur’s relationships with its suppliers, business partners and others, as well as its operating results and business generally.

Risks relating to the impact of the announcement of the Business Combination on Semnur’s businesses include the following:

•	its employees may experience uncertainty about their future roles, which might adversely affect Semnur’s ability to retain and hire key personnel and other employees;

•

suppliers, business partners and other parties with which Semnur maintains business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with Semnur or fail to extend an existing relationship with Semnur; and

•	Semnur has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

•	If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the combined company’s results of operations and cash available to fund its business.

Subsequent to consummation of the Business Combination, New Semnur may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Semnur’s financial condition, results of operations and New Semnur’s share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Semnur has identified all material issues or risks associated with Semnur or the industry in which it competes.

Furthermore, Denali cannot assure you that factors outside of Semnur’s and Denali’s control will not later arise. As a result of these factors, New Semnur may be exposed to liabilities and incur additional costs and expenses and New Semnur may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in New Semnur’s reporting losses. Even if Denali’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Denali’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the combined company’s financial condition and results of operations and could contribute to negative market perceptions about our securities or the combined company. Additionally, Denali has no indemnification rights under the Merger Agreement.

Accordingly, any shareholders or warrant holders of Denali who choose to remain New Semnur stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Denali’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Investors may not have the same benefits as an investor in an underwritten public offering.

Denali is already a publicly traded company. Therefore, the Business Combination and the transactions described in this proxy statement/prospectus are not an underwritten initial public offering of Denali’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Denali’s investors must rely on the information in this proxy statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Denali’s business or material misstatements or omissions in this proxy statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the commencement of trading of New Semnur’s securities following the Closing — which may occur on Nasdaq if New Semnur’s listing application is approved, or on an alternative trading market such as the OTC Markets if Nasdaq listing is not obtained, or potentially not on any established market if a quotation is not secured — there will be no traditional “roadshow” or book-building process. Consequently, there will be no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades of New Semnur’s securities. Price discovery may be particularly limited, and liquidity potentially lower, if New Semnur’s securities trade on the OTC Markets or a similar less liquid market instead of Nasdaq.

Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten initial public offering. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, the Sponsor, certain members of the Denali Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of our securities following completion of the Business Combination, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced the Denali Board in making their recommendation that Denali shareholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/prospectus. See the section titled “Proposal 1 — The Business Combination Proposal —  Interests of Certain Persons in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten initial public offering instead of upon completion of the Business Combination.

The SEC adopted final rules to regulate special purpose acquisition companies that may increase Denali’s costs and the time needed to complete the initial business combination.

With respect to the regulation of special purpose acquisition companies like Denali, the SEC adopted new rules on January 24, 2024 (the “SPAC Rules”) that, among other items, enhanced disclosures in business combination transactions involving special purpose acquisition companies and private operating companies; modified the condensed financial statements requirements applicable to transactions involving shell companies; created additional disclosure obligations and requirements for the use of projections by special purpose acquisition companies in SEC filings in connection with proposed business combination transactions; broadened the potential liability of certain participants in proposed business combination transactions; and provided guidance regarding the extent to which special purpose acquisition companies could become subject to regulation under the Investment Company Act of 1940, as amended (the “Investment Company Act”), which included a summary of the SEC staff’s views on the facts and circumstances that are relevant to making a determination as to whether a special purpose acquisition company meets the definition of an “investment company” under the Investment Company Act. These SPAC Rules may materially adversely affect Denali’s ability to consummate the Business Combination, its activities prior to the consummation thereof, and may increase the costs and time related thereto. See also “If Denali is deemed to be an investment company under the Investment Company Act, Denali may be required to institute burdensome compliance requirements and Denali’s activities may be restricted, which may make it difficult to complete the Business Combination or force Denali to abandon its efforts to complete an initial business combination.”

In the adoption of the SPAC Rules, the SEC affirmatively chose not to adopt a quantitative, bright-line safe harbor that would provide certainty as to when a special purpose acquisition company’s pre-business combination activities would not result in the special purpose acquisition companies being treated as an investment company under the Investment Company Act. Instead, the SEC staff expressed its views regarding a five-factor qualitative test, known as the Tonopah factors, to be applied to the facts and circumstances of each special purpose acquisition company’s activities to determine whether or not the special purpose acquisition company is acting as an “investment company” under the Investment Company Act. Consequently, there remains uncertainty concerning the applicability of the investment Company Act to any particular special purpose acquisition company, as the interpretation and application of the Tonopah factors are subjective in nature. It is possible that a claim could be made that Denali has been operating an unregistered investment company. This risk may be increased if Denali continues to hold the funds in the Trust Account in short-term U.S. government treasury obligations or in money market funds invested exclusively in such securities, rather than instructing the trustee to liquidate the securities in the Trust Account and hold the funds in the Trust Account in cash.

If Denali is deemed to be an investment company under the Investment Company Act, Denali may be required to institute burdensome compliance requirements and Denali’s activities may be restricted, which may make it difficult to complete the Business Combination or force Denali to abandon its efforts to complete an initial business combination.

If Denali is deemed to be an investment company under the Investment Company Act, Denali’s activities may be restricted, including:

•	restrictions on the nature of Denali’s investments; and

•

restrictions on the issuance of securities, each of which may make it difficult for Denali to complete the Business Combination. In addition, Denali may have imposed on it burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless it can qualify for an exclusion, a company must ensure that it is engaged primarily in a business other than investing, reinvesting or trading of securities and that its activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of the company’s assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

The SEC recently provided guidance that the determination as to whether a special purpose acquisition company (“SPAC”), like Denali, is an “investment company” under the Investment Company Act is a “facts and circumstances determination” requiring individualized analysis and depends on a variety of factors, including a SPAC’s duration, asset composition, business purpose and activities. When applying these factors to Denali, Denali does not believe that its principal activities will subject it to the Investment Company Act. To this end, Denali was formed for the purpose of completing an initial business combination with one or more businesses. Since its inception, Denali’s business has been and will continue to be focused on identifying and completing an initial business combination, and thereafter, operating the post-transaction business or assets for the long term. Further, Denali does not plan to buy businesses or assets with a view to resale or profit from their resale and Denali does not plan to buy unrelated businesses or assets or be a passive investor. In addition, to mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, we have instructed Wilmington Trust, National Association, the trustee with respect to the Trust Account, to liquidate the securities held in the Trust Account and instead to hold the funds in the Trust Account in cash until the earlier of the consummation of an initial business combination or our liquidation. As a result, following the liquidation of securities in the Trust Account, we have been receiving minimal interest on the funds held in the Trust Account, which would reduce the dollar amount the public shareholders would receive upon any redemption or liquidation of the Company. By restricting the investment of the proceeds in this manner, and by focusing Denali’s directors’ and officers’ time toward, and operating Denali’s business for the purpose of, acquiring and growing businesses for the long term (rather than buying and selling businesses in the manner of a merchant bank or private equity fund or investing in assets for the purpose of achieving investment returns on such assets), Denali intends to avoid being deemed an “investment company” within the meaning of the Investment Company Act. Further, investing in Denali securities is not intended for persons who are seeking a return on investments in government securities or investment securities. Instead, the Trust Account is intended as a holding place for funds pending the earliest to occur of either: (i) the completion of Denali’s initial business combination; (ii) the redemption of any Denali Class A Ordinary Shares properly submitted in connection with a shareholder vote to amend the Current Denali Charter (A) to modify the substance or timing of Denali’s obligation to allow redemption in connection with Denali’s initial business combination or to redeem 100% of the Denali Class A Ordinary Shares if Denali does not complete its initial business combination prior to the termination date or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity; or (iii) absent an initial business combination prior to the termination date, Denali’s return of the funds held in the Trust Account to public shareholders as part of Denali’s redemption of the Denali Class A Ordinary Shares. If Denali does not invest the proceeds as discussed above, Denali may be deemed to be subject to the Investment Company Act.

If Denali is deemed to be an investment company for purposes of the Investment Company Act, Denali would need to register as such under the Investment Company Act and compliance with these additional regulatory burdens would require additional expenses for which Denali has not allotted funds and may hinder Denali’s ability to complete an initial business combination. Denali may also be forced to abandon its efforts to complete an initial business combination, including the Business Combination, and instead be required to liquidate the Trust Account. In which case, Denali investors would not be able to realize the benefits of owning shares in a successor operating business, including the potential appreciation in the value of Denali securities following such a transaction, and the warrants would expire worthless.

The historical financial results of Semnur and unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Semnur’s actual financial position or results of operations would have been.

The historical financial results of Semnur included in this proxy statement/prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those the combined company will achieve in the future. This is primarily the result of the following factors: (i) the combined company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the combined company’s capital structure will be different from that reflected in such historical financial statements. The combined company’s financial condition and future results of operations will be materially different from amounts reflected in Semnur’s historical financial statements included elsewhere in this proxy statement/prospectus, so it may be difficult for investors to compare the combined company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Denali being treated as the “acquired” company for financial reporting purposes in the Business Combination and the number of Denali Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the combined company’s future operating or financial performance and New Semnur’s actual financial condition and results of operations may vary materially from New Semnur’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The calculation of the number of shares of New Semnur to be issued to Semnur stockholders in the transactions will not be adjusted if there is a change in the value of Semnur before the Business Combination is completed.

The number of shares of New Semnur Common Stock to be issued to Semnur stockholders in the transactions will not be adjusted if there is a change in the value of Semnur before the closing of the transactions. As a result, the actual value of the New Semnur Common Stock to be received by Semnur’s stockholders in the transactions will depend on the value of such shares at and after the closing of the Business Combination.

Neither Semnur stockholders nor Denali’s shareholders will be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Semnur stockholders are not entitled to appraisal rights in connection with the Business Combination.

The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all.

The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including, among others, the risk that approval of the Business Combination by Denali’s shareholders is not obtained or that other closing conditions are not satisfied. If Denali does not complete the Business Combination, it could be subject to several risks, including:

•	the parties may be liable for damages to one another under the terms and conditions of the Merger Agreement;

•

negative reactions from the financial markets, including declines in the price of the Denali Ordinary Shares due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and the attention of Denali’s management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

•	the attention of Denali’s management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

For more information about the closing conditions to the Business Combination, see the section titled “The Merger Agreement – Closing Conditions.”

Denali has no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Denali to complete a business combination with which a substantial majority of Denali’s shareholders do not agree.

Denali may be able to complete the Business Combination even though a substantial majority of Denali’s public shareholders do not agree with the transaction and have redeemed their shares. However, each redemption of Denali’s public shares by Denali’s public shareholders will reduce the amount in the Trust Account.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

The Sponsor and Denali’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Denali’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or Denali’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Denali Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Denali’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Denali’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of the Denali Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the Meeting. The Sponsor and Denali’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the Meeting, Denali will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the business combination transaction will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Denali has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsor or Denali’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Denali’s officers, directors and/or their affiliates will not make purchases of Denali Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

If third parties bring claims against Denali, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by shareholders may be less than $10.00 per share (which was the amount per unit initially held in the Trust Account following our initial public offering).

Denali’s placing of funds in the Trust Account may not protect those funds from third-party claims against Denali. Although Denali has sought and will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with Denali waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary duty or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Denali’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Denali’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third party that has not executed a waiver only if management believes that such third party’s engagement would be significantly more beneficial to Denali than any alternative.

Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of Denali’s public shares, if Denali has not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with Denali’s business combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the 10 years following redemption. Accordingly, the per share redemption amount received by public shareholders could be less than the $10.00 per public share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Denali has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Denali. The Sponsor may not have sufficient funds available to satisfy those obligations. Denali has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Denali’s business combination and redemptions could be reduced to less than $10.00 per public share. In such event, Denali may not be able to complete Denali’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Denali’s directors or officers will indemnify Denali for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

If, after Denali distributes the proceeds in the Trust Account to its public shareholders, Denali files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Denali that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Denali and the Denali Board may be exposed to claims of punitive damages.

If, after Denali distributes the proceeds in the Trust Account to our public shareholders, Denali files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Denali that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover some or all amounts received by Denali’s shareholders. In addition, the Denali Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and Denali to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Denali cannot assure you that claims will not be brought against Denali for these reasons. Denali and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while Denali was unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of approximately $18,000 and imprisonment for five years in the Cayman Islands.

If, before distributing the proceeds in the Trust Account to our public shareholders, Denali files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Denali that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by Denali’s shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Denali’s public shareholders, Denali files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Denali that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Denali’s liquidation estate and subject to the claims of third parties with priority over the claims of Denali’s shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Denali’s shareholders in connection with Denali’s liquidation may be reduced.

Denali’s shareholders may be held liable for claims by third parties against Denali to the extent of distributions received by them upon redemption of their public shares.

If Denali is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Denali was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Denali’s shareholders. Furthermore, Denali’s directors may be viewed as having breached their fiduciary duties to Denali or Denali’s creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Denali cannot assure you that claims will not be brought against Denali for these reasons.

Denali’s shareholders will experience immediate dilution as a consequence of, among other transactions, the issuance of New Semnur Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that Denali’s current shareholders have on the management of the combined company.

It is anticipated that, upon the closing of the Business Combination, if none of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders will retain an ownership interest of less than 0.1% in New Semnur, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex, as the controlling stockholder of Semnur prior to such closing, will own approximately (i) 83.8% of New Semnur in the form of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. If all of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders would not own any shares of New Semnur Common Stock, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex will own approximately (i) 83.8% of New Semnur in the form of shares of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of shares of New Semnur Series A Preferred Stock, which will give Scilex 86.3% of the voting power of New Semnur’s capital stock. In each redemption scenario, Scilex will be the single largest stockholder of New Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination. The foregoing ownership percentages with respect to New Semnur do not take into account the potential dilutive effect of all of the Public Warrants, the Public Warrants underlying the Public Units, the Denali Private Placement Warrants underlying the Denali Private Placement Units, shares that may be issued upon conversion of the Denali Promissory Notes and shares that may be issued upon exercise of options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal) because it is unknown whether such warrants and stock options will ever be exercised for, or the promissory notes will be converted into, shares of New Semnur Common Stock. For additional information regarding the potential dilutive effect of such securities, see the section titled “Questions and Answers About the Business Combination and the Meeting — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?” If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Denali public shareholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.” The issuance of additional common stock will significantly dilute the equity interests of existing holders of Denali shareholders and may adversely affect prevailing market prices for our public shares or public warrants.

Even if the Business Combination is consummated, the Public Warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 51% of the then outstanding Public Warrants approve of such amendment.

The warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 51% of the then outstanding public warrants to make any other change that affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 51% of the then outstanding public warrants approve of such amendment.

Although Denali’s ability to amend the terms of the public warrants with the consent of at least 51% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of New Semnur Common Stock purchasable upon exercise of a warrant.

Denali may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Denali has the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the last reported sale price of New Semnur Common Stock for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which Denali sends the notice of redemption to the warrant holders (the “Reference Value”) equals or exceeds $16.50 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations and the like). If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. As a result, we may redeem the warrants as set forth above even if the holders are otherwise unable to exercise the warrants. Redemption of the outstanding warrants as described above could force you to: (i) exercise your warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so; (ii) sell your warrants at the then-current market price when you might otherwise wish to hold your warrants; or (iii) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, Denali expects would be substantially less than the market value of your warrants. Denali’s Ordinary Shares have never traded above $16.50 per share.

In addition, we have the ability to redeem the outstanding warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant if, among other things, the Reference Value equals or exceeds $10.00 per share (as adjusted for share splits, share dividends, rights issuances, subdivisions, reorganization, recapitalizations and the like). In such case, the holders will be able to exercise their warrants prior to the redemption for a number of shares of New Semnur Common Stock determined based on the redemption date and the fair market value of New Semnur Common Stock.

Since the consummation of the IPO and the subsequent trading of the Denali Ordinary Shares, the last reported sale price of Denali Class A Ordinary Shares has not equaled or exceeded a Reference Value of $10.00.

Denali has no obligation to notify holders of the warrants that they have become eligible for redemption. However, pursuant to the Warrant Agreement, in the event Denali decides to redeem the warrants, Denali is required to mail notice of such redemption to the registered warrant holders not less than 30 days prior to the redemption date. The warrants may be exercised any time after notice of redemption is given and prior to the redemption date. None of the Denali Private Placement Warrants will be redeemable by Denali so long as they are held by the Sponsor or its permitted transferees; provided the Denali Private Placement Warrants may be redeemed in accordance with the Warrant Agreement (and must be redeemed if the public warrants are being redeemed) if the Reference Value equals or exceeds $10.00 per share and does not equal or exceed $16.50 per share.

If Denali’s due diligence investigation of Semnur was inadequate, then shareholders of Denali following the Business Combination could lose some or all of their investment.

Even though Denali conducted a due diligence investigation of Semnur, Denali cannot be sure that this diligence uncovered all material issues that may be present inside Semnur or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Semnur’s and Denali’s control will not later arise. As a result, Denali may be forced to later write–down or write–off assets, restructure its operations, or incur impairment or other charges that could result in losses. Even if Denali’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Denali’s preliminary risk analysis. Even though these charges may be non–cash items and may not have an immediate impact on Denali’s liquidity, the fact that Denali reports charges of this nature could contribute to negative market perceptions about New Semnur’s or Denali’s securities. In addition, charges of this nature may cause Denali to be unable to obtain future financing on favorable terms or at all. Accordingly, any Denali shareholder who chooses to remain a stockholder of New Semnur following the Business Combination could suffer a reduction in the value of their shares. Such stockholders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Denali’s officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the proxy solicitation relating to the Business Combination contained an actionable material misstatement or material omission.

Denali’s securities were delisted from Nasdaq on April 16, 2025 and commenced trading on the OTC Markets on April 17, 2025. Additionally, while an application has been submitted to list the New Semnur Common Stock and New Semnur Warrants on Nasdaq, approval has not been received, and such approval is not a condition to the Closing. Trading on the OTC Markets could adversely affect the liquidity and market price of Denali’s and New Semnur’s securities.

On October 2, 2024, Denali received the Notice from the Staff notifying Denali that it was not in compliance with the MVLS Rule, which requires Denali to maintain a minimum MVLS of $50.0 million, and the Total Assets Rule, which requires Denali to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market. The Notice stated that Denali had 180 calendar days, or until March 31, 2025, to regain compliance.

On April 2, 2025, Denali received the Staff’s Determination stating that Denali had not regained compliance with the Listing Rules, and also that Denali was not in compliance with the Public Float Rule, and Denali’s securities would be delisted from the Nasdaq Global Market unless Denali requested an appeal of this determination by April 9, 2025. Denali did not appeal the Staff’s delisting determination, and the Denali Class A Ordinary Shares, Public Warrants and Public Units were delisted from Nasdaq at the opening of business on April 16, 2025. Trading of Denali’s securities on the OTC markets commenced on April 17, 2025 under the symbols “DNQAF”, “DNQWF” and “DNQUF,” respectively.

As a result of the delisting and trading on the OTC Markets, Denali may face significant material adverse consequences, including but not limited to: limited availability of market quotations for its securities; a determination that its securities are a “penny stock,” which will require brokers trading in the securities to adhere to more stringent rules and possibly result in a reduced level of trading activity; reduced liquidity of its securities; a limited amount of news and analyst coverage; and a decreased ability to issue additional securities or obtain additional financing in the future.

Furthermore, on April 16, 2025, Denali and Semnur entered into Amendment No. 1 to the Merger Agreement, which, among other things, addresses the delisting of Denali’s securities from Nasdaq by facilitating quotation on the OTC Markets and extending the timeframe to complete a business combination through December 11, 2025.

In connection with the Business Combination, Denali and Semnur have submitted an application for the listing of the New Semnur Common Stock and New Semnur Warrants on Nasdaq. However, as of the date hereof, the parties have not received approval for this Nasdaq listing. Additionally, listing on Nasdaq or another national securities exchange is not a condition to the closing of the Business Combination. If New Semnur’s securities are not listed on Nasdaq or another national securities exchange following the Business Combination, it may be more difficult for stockholders to sell their securities, potentially reduce the liquidity and market price of New Semnur’s securities, limit analyst coverage, and may be more difficult for New Semnur to raise additional capital in the future.

Trading on the OTC Markets is volatile and sporadic, which could depress the market price of Denali Class A Ordinary Shares and make it difficult for Denali shareholders to resell their shares. The market for Denali Class A Ordinary Shares is limited and persons who purchase Denali Class A Ordinary Shares may not be able to resell their shares at or above the purchase price paid by them.

The Denali Class A Ordinary Shares are quoted on the OTCQB tier of the OTC Markets. Trading in stock quoted on the OTC Markets is often thin and characterized by wide fluctuations in trading prices, due to many factors, some of which may have little to do with Denali’s operations or business prospects. This volatility could depress the market price of the Denali Class A Ordinary Shares for reasons unrelated to operating performance. Moreover, the OTC Markets are not a stock exchange, and trading of securities on the OTC Markets is often more sporadic than the trading of securities listed on a quotation system like the Nasdaq or a stock exchange like the New York Stock Exchange. The OTC Markets are not liquid markets. There is currently only a limited public market for Denali Class A Ordinary Shares. Denali cannot assure you that an active public market for Denali Class A Ordinary Shares will develop or be sustained in the future. If an active market for Denali Class A Ordinary Shares does not develop or is not sustained, the price may decline. These factors may result in investors having difficulty reselling any Denali Class A Ordinary Shares. These same risks of illiquidity, volatility, and difficulty in reselling shares could apply to the New Semnur Common Stock if, following the Business Combination, its securities are not listed on Nasdaq and instead trade on the OTC Markets or a similar quotation system.

New Semnur plans to seek the listing of its common stock and warrants on Nasdaq in connection with the Business Combination; an initial application was filed and is currently pending. To be listed on Nasdaq, New Semnur will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which are more rigorous than Nasdaq’s continued listing requirements. Neither Denali nor Semnur can provide any assurance that New Semnur will be able to meet these initial listing requirements at the time of the Business Combination, or that Nasdaq will approve the application.

New Semnur will be required to meet the initial listing requirements to be listed on Nasdaq upon closing of the Business Combination. However, New Semnur may be unable to meet initial listing requirements to be listed on Nasdaq or maintain the listing of its securities in the future.

Denali’s securities are currently quoted on the OTC Markets. While Denali and Semnur submitted an initial application to list the New Semnur Common Stock and New Semnur Warrants on Nasdaq, approval has not been obtained and there is no assurance that its listing application will be approved by Nasdaq.

Even if New Semnur’s securities are approved for listing on Nasdaq, New Semnur may subsequently be unable to maintain compliance with Nasdaq’s continued listing requirements.

Additionally, the consummation of the Business Combination is not conditioned upon New Semnur obtaining a Nasdaq listing. If New Semnur is not able to list its securities on Nasdaq or another national securities exchange, New Semnur could face significant material adverse consequences. These consequences may include:

•	a limited availability of market quotations for its securities;

•	reduced liquidity for its securities;

•

a determination that New Semnur Common Stock is a “penny stock”, which will require brokers trading in New Semnur Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for its securities;

•	a limited amount of news and analyst coverage for New Semnur; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

A shareholder-approved amendment to the Current Denali Charter removed the limitation that Denali may not redeem public shares in an amount that would cause Denali’s net tangible assets to be less than $5,000,001 contained therein, and the Merger Agreement does not include a closing condition that requires New Semnur to have at least $5,000,001 of net tangible assets upon the Closing or that New Semnur’s listing on Nasdaq or another national securities exchange has been approved. Accordingly, the Business Combination may be consummated even if the New Semnur Common Stock would be a “penny stock” upon the Closing.

On October 11, 2023, Denali held the Extension Meeting. At the Extension Meeting, among other things, Denali’s shareholders approved an amendment to the Current Denali Charter to remove the limitation that Denali may not redeem public shares in an amount that would cause Denali’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation”). Additionally, the Merger Agreement does not include a closing condition that requires New Semnur to have at least $5,000,001 of net tangible assets upon the Closing. The purpose of the Redemption Limitation was to ensure that Denali would not be subject to the “penny stock” rules of the SEC as long as it adhered to the Redemption Limitation, and therefore not be deemed a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”). However, because the NTA Rule is one of several exclusions from the “penny stock” rules of the SEC, Denali recommended that shareholders remove the Redemption Limitation from the Current Denali Charter, because at that time Denali could rely on another exclusion which relates to Denali being listed on Nasdaq (Rule 3a51-1(a)(2)) (the “Exchange Rule”). For so long as the public shares remained listed on Nasdaq, the public shares would not be deemed to be a “penny stock” under the Exchange Rule. However, Denali’s securities were delisted from Nasdaq on April 16, 2025, and commenced trading on the OTC Markets on April 17, 2025. Another exclusion from the “penny stock” rule that New Semnur could potentially rely on after the Closing is the requirement that the New Semnur Common Stock have a price of $5.00 or more (the “$5.00 Price Rule”). However, we cannot assure you that the New Semnur Common Stock will be listed on Nasdaq at the Closing or that the New Semnur Common Stock would comply with the $5.00 Price Rule.

If New Semnur has less than $5,000,001 of net tangible assets upon the Closing, such that it does not meet the NTA Rule, if the New Semnur Common Stock is not listed on Nasdaq or another national securities exchange, either due to the New Semnur Common Stock not being approved for listing or due to a subsequent delisting of the New Semnur Common Stock, such that it does not satisfy the Exchange Rule, if the trading price of the New Semnur Common Stock is less than $5.00, such that it does not meet the $5.00 Price Rule, and if no other exclusion from the “penny stock” rules apply, then we expect that the New Semnur Common Stock would be a “penny stock” upon Closing. If the parties consummate the Business Combination at a time when the shares of New Semnur Common Stock are a “penny stock”, such event will require brokers trading in shares of New Semnur Common Stock to adhere to more stringent rules. For example, brokers trading in shares of New Semnur Common Stock would be required to deliver a standardized risk disclosure document, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer’s account. In addition, the penny stock rules require that, prior to effecting a transaction in a penny stock not otherwise exempt from those rules, the broker dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. If the New Semnur Common Stock is a “penny stock”, these disclosure requirements may have the effect of reducing the trading activity in the secondary market for the New Semnur Common Stock. The penny stock rules are burdensome and may reduce purchases of any offerings and reduce the trading activity for shares of New Semnur Common Stock. If the shares of New Semnur Common Stock are subject to the penny stock rules, the holders of such shares of New Semnur Common Stock may find it more difficult to sell their shares.

Because the market price of shares of New Semnur Common Stock will fluctuate, New Semnur stockholders cannot be sure of the value of the Business Combination consideration they will receive.

The market value of New Semnur securities at the effective time of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the Exchange Ratio with respect to the shares of New Semnur Common Stock to be issued in the Business Combination is fixed and will not be adjusted to reflect any changes in the market value of shares of Denali Class A Ordinary Shares, the market value of the shares of New Semnur Common Stock issued in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Denali, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Denali.

The market price of shares of New Semnur Common Stock after the Business Combination may be affected by factors different from those currently affecting the price of shares of Denali.

Upon completion of the Business Combination, Semnur stockholders will become holders of shares of New Semnur Common Stock. Prior to the Business Combination, Denali has had limited operations. Upon completion of the Business Combination, New Semnur’s results of operations will depend upon the performance of Semnur, which is affected by factors that are different from those currently affecting the results of operations of Denali.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of New Semnur Common Stock may decline.

The market price of the New Semnur Common Stock may decline as a result of the Business Combination if the combined company does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on the combined company’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Denali securities may experience a loss as a result of a decline in the market price of New Semnur Common Stock. In addition, a decline in the market price of New Semnur Common Stock could adversely affect New Semnur’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The completion of the Business Combination is conditioned on the resolution of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the Business Combination. Denali and Semnur believe that the Business Combination should not raise significant regulatory concerns and that Denali and Semnur will be able to obtain all requisite regulatory approvals in a timely manner. However, Denali and Semnur cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may be imposed. In addition, neither Denali nor Semnur can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See the section titled “The Merger Agreement — Closing Conditions.”

Termination of the Merger Agreement could negatively impact Denali.

If the Business Combination is not completed for any reason, including as a result of Denali shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Denali may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Denali would be subject to a number of risks, including the following:

•

Denali may experience negative reactions from the financial markets, including negative impacts on its share price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	Denali will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Merger Agreement restricts the conduct of Denali’s businesses prior to completion of the Business Combination, Denali may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section titled “The Merger Agreement — Conduct of Business by Denali” of this proxy statement/prospectus for a description of the restrictive covenants applicable to Denali).

If the Merger Agreement is terminated and the Denali Board seeks another business combination target, Denali shareholders cannot be certain that Denali will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See the section titled “The Merger Agreement — Termination; Effectiveness.”

Denali’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Denali’s ability to continue as a “going concern.”

As of March 31, 2025, Denali had cash and marketable securities held in the Trust Account of $9,147,903 and cash of $2,736 held outside of the Trust Account. In connection with the July 10, 2024 extraordinary general meeting to extend the business combination deadline, shareholders holding 3,785,992 public shares exercised their right to redeem such shares, resulting in approximately $43.4 million (approximately $11.47 per share) being removed from the Trust Account. In connection with the April 11, 2025 extraordinary general meeting to extend the business combination deadline, shareholders holding 708,098 public shares exercised their right to redeem such shares, resulting in approximately $8.6 million (approximately $12.17 per share) being removed from the Trust Account. Further, Denali has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Denali intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete its business combination. To the extent that Denali’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. If Denali does not complete the Business Combination with Semnur, it intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

Denali cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about Denali’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/prospectus do not include any adjustments that might result from Denali’s inability to continue as a going concern.

Semnur will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and other business participants may have an adverse effect on Semnur and consequently on Denali. These uncertainties may impair Semnur’s ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause others that deal with Semnur to seek to change existing business relationships with Semnur. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the combined company’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Semnur from making certain expenditures and taking other specified actions without the consent of Denali until the Business Combination occurs. These restrictions may prevent Semnur from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section titled “The Merger Agreement — Conduct of Business by Denali.”

The Business Combination will result in changes to the Denali Board that may affect the strategy of Denali.

If the parties complete the Business Combination, the composition of the New Semnur Board will change from the current Denali Board. The Semnur Board will consist of five members. This new composition of the New Semnur Board may affect the business strategy and operating decisions of the combined company upon the completion of the Business Combination.

Neither Denali nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration in the event that any of the representations and warranties made by Semnur in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Business Combination, and only the covenants and agreements that by their terms survive such time will do so. As a result, Denali and its shareholders will not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration if any representation or warranty made by Semnur in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, our financial condition or results of operations could be adversely affected.

We may not be able to complete the Business Combination if it becomes subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (“CFIUS”). As a result, the pool of potential targets with which we could complete the Business Combination may be limited. In addition, the time necessary for any governmental or regulatory review or approval could prevent us from completing the Business Combination and require us to liquidate.

Certain investments that involve the acquisition of, or investment in, a U.S. business by a non-U.S. investor, directly or indirectly, may be subject to review and clearance by CFIUS. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction, the nature of the subject U.S. business, the nationality of the parties, the level of beneficial ownership interest and the nature of any information or governance rights involved. Investments that result in “control” of a

U.S. business by a foreign person always are subject to CFIUS jurisdiction. Likewise, certain investments that do not result in control of a U.S. business by a foreign person, but afford foreign investors certain information or governance rights in U.S. businesses that have a nexus to “critical technologies,” “critical infrastructure” and/or “sensitive personal data” (collectively, “TID U.S. Businesses”). Further, although the majority of CFIUS filings are filed voluntarily, certain investments in TID U.S. Businesses can be subject to mandatory filing requirements and CFIUS may also pursue transactions that were not notified to it voluntarily and ask questions regarding, or impose restrictions, conditions or limitations on, such transactions post-closing.

Although we do not believe the Business Combination is subject to mandatory CFIUS filing requirements, and we do not expect to make a voluntary CFIUS filing, in connection with the Business Combination, there is the risk of CFIUS intervention, before or after the closing of the Business Combination based on the jurisdictional elements described above. CFIUS may decide to block or delay the Business Combination, impose conditions to mitigate national security concerns with respect to the Business Combination or order us to divest all or a portion of the U.S. business of Semnur. Such actions could limit the attractiveness of or prevent us from consummating the Business Combination or limit the attractiveness of or prevent us from pursuing alternative initial business combination opportunities that we believe would otherwise be beneficial to us and our stockholders. As a result, the pool of potential targets with which we could complete an initial business combination may be limited and we may be adversely affected in terms of competing with other special purpose acquisition companies which do not have foreign person status.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy and we have limited time to complete our initial business combination. If we cannot complete our initial business combination by the Extended Date because the review process extends beyond such timeframe or because our initial business combination is ultimately prohibited by CFIUS, we may be required to liquidate. If we liquidate, we cannot guarantee the per share amount that our public stockholders will receive and our warrants will expire worthless. This will also cause you to lose the investment opportunity in a target company, and the chance of realizing future gains on your investment through any price appreciation in the combined company.

Denali will be forced to liquidate the Trust Account if it cannot consummate a business combination by December 11, 2025. In the event of a liquidation, Denali’s public shareholders will receive $12.18 per Denali Class A Ordinary Share and the Warrants will expire worthless.

If Denali is unable to complete a business combination by December 11, 2025, and is forced to liquidate, the per share liquidation distribution will be $12.18. Furthermore, if Denali is forced to liquidate, all outstanding Warrants will expire worthless. Denali has the option to extend the deadline to complete the Business Combination beyond December 11, 2025. This extension would require approval by Denali’s shareholders through a proxy vote.

Any distributions received by Denali’s shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Denali was unable to pay its debts as they fell due in the ordinary course of business.

The Current Denali Charter provides that it will continue in existence only until December 11, 2025. If Denali is unable to consummate a transaction by such date or if it fails to obtain shareholder approval to extend beyond December 11, 2025, upon notice from Denali, the trustee of the Trust Account will distribute the amount in the Trust Account to Denali’s public shareholders. Concurrently, Denali shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Denali cannot assure you that there will be sufficient funds for such purpose.

Denali expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. Denali will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe or for working capital purposes.

However, Denali may not properly assess all claims that may be potentially brought against it. As such, Denali’s shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from Denali’s shareholders amounts owed to them by Denali.

If, after Denali distributes the proceeds in the Trust Account to its public shareholders, Denali is insolvent or a winding up petition or an involuntary bankruptcy petition is filed against Denali that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential or voidable transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by Denali’s shareholders. Furthermore, because Denali intends to distribute the proceeds held in the Trust Account to its public shareholders promptly after expiration of the time Denali has to complete an initial business combination, this may be viewed or interpreted as giving preferences to the public shareholders over any potential creditors with respect to access to or distributions from Denali’s assets. In addition, the Denali Board may be viewed as having breached its fiduciary duty by failing to appropriately take into account the interests of Denali’s creditors and/or having acted in bad faith, thereby exposing itself and Denali to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors.

Denali or Semnur may waive one or more of the conditions to the Business Combination without resoliciting shareholder approval.

Denali or Semnur may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Denali Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Denali Board determines that a waiver is not sufficiently material to warrant resolicitation of shareholders, Denali has the discretion to complete the Business Combination without seeking further shareholder approval. For example, it is a condition to Denali’s obligations to close the Business Combination that there be no applicable law and no injunction or other order restraining or imposing any condition on the consummation of the Business Combination, however, if the Denali Board determines that any such order or injunction is not material to the business of Semnur, then the Semnur Board may elect to waive that condition without shareholder approval and close the Business Combination.

For more information about the closing conditions to the Business Combination, see the section titled “The Merger Agreement – Closing Conditions.”

The Domestication may be a taxable event for U.S. Holders of Denali Ordinary Shares and Warrants.

Subject to the limitations and qualifications described in “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities,” including the application of the PFIC rules and Section 367(b) of the Code, a U.S. Holder (as defined below) should not recognize gain or loss on the exchange of Denali Ordinary Shares or Warrants for New Semnur Common Stock and New Semnur Warrants (collectively, “Domesticated Denali securities”), as applicable, pursuant to the Domestication. However, even if the Domestication qualifies as a “reorganization” within the meaning of Section 368 of the Code, a U.S. Holder of Denali securities may still recognize gain (but not loss) or be required to include the “all earnings and profits amount” upon the exchange of its Denali securities for Domesticated Denali securities pursuant to the Domestication under Section 367(b) of the Code.

Alternatively, if the Domestication does not qualify as a “reorganization” within the meaning of Section 368 of the Code, then a U.S. Holder that exchanges its Denali Ordinary Shares or Warrants for Domesticated Denali securities will recognize gain or loss equal to the difference between (i) the sum of the fair market value of the Domesticated Denali securities received and (ii) the U.S. Holder’s adjusted tax basis in the Denali Ordinary Shares and Warrants exchanged therefor.

In addition, U.S. Holders of Denali Ordinary Shares and Warrants may be subject to adverse U.S. federal income tax consequences under the PFIC regime. Please see “Material U.S. Federal Income Tax Consequences — U.S. Holders — U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities — Passive Foreign Investment Company Status” for a more detailed discussion with respect to Denali’s potential PFIC status and certain tax implications thereof.

Further, because the Domestication will occur immediately prior to the redemption of Denali Class A Ordinary Shares, U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication. All U.S. Holders considering exercising redemption rights with respect to their Denali Class A Ordinary Shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Risks Related to Redemption

Public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and warrants prior to exercising its redemption rights with respect to the public shares; (2) prior to 5:00 p.m., Eastern Time on August 29, 2025 (two business days before the scheduled date of the Meeting) submits a written request to VStock, our transfer agent, that we redeem all or a portion of your public shares for cash, affirmatively certifying in your request if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to the public shares; and (3) delivers its public shares to our transfer agent physically or electronically through DTC. In order to obtain a physical share certificate, a shareholder’s broker or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from our transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical share certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section titled “The Meeting — Redemption Rights” for additional information on how to exercise your redemption rights.

If Denali’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Denali Class A Ordinary Shares for a pro rata portion of the Trust Account.

Denali’s shareholders may demand that Denali redeem their Denali Class A Ordinary Shares for a pro rata portion of the Trust Account in connection with the completion of the Business Combination. In order to exercise their redemption rights, Denali’s shareholders must deliver their Denali Class A Ordinary Shares (either physically or electronically) to Denali’s transfer agent at least two (2) business days prior to the vote on the Business Combination at the Meeting. Any Denali public shareholder who fails to properly demand redemption rights will not be entitled to redeem his, her, or its shares for a pro rata portion of the Trust Account. See the section of this proxy statement/prospectus titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your Denali shares for cash.

Denali’s shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Denali’s shareholders may therefore be forced to redeem or sell their Denali Class A Ordinary Shares or Public Warrants in order to liquidate their investment, potentially at a loss.

Denali’s shareholders will be entitled to receive funds from the Trust Account only: (i) in connection with a shareholder vote to amend the Current Denali Charter (A) to modify the substance or timing of Denali’s obligation to provide holders of Denali Class A Ordinary Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of Denali Class A Ordinary Shares if Denali does not complete an initial business combination by the Extended Date, or either (i) such earlier date as determined by the Directors or (ii) such later time as the Members may approve in accordance with the Current Denali Charter, or (B) with respect to any other provision relating to the rights of shareholders or pre-business combination activity, (ii) in connection with the redemption of all of the issued and outstanding Denali Class A Ordinary Shares if Denali is unable to complete an initial business combination by the Extended Date, subject to applicable law and as further described herein, and (iii) if Denali’s shareholders redeem their respective shares for cash upon the completion of the Business Combination. In addition, if Denali plans to redeem the Denali Class A Ordinary Shares because Denali is unable to complete a business combination by the Extended Date, for any reason, compliance with Cayman Islands law may require that Denali submit a plan of dissolution to Denali’s then-existing shareholders for approval prior to the distribution of the proceeds held in the Trust Account. In that case, Denali’s shareholders may be forced to wait beyond the Extended Date, before they receive funds from the Trust Account. Accordingly, in order for Denali’s shareholders to liquidate their investment, they may be forced to sell their Denali Ordinary Shares or Public Warrants, potentially at a loss. See the section of this proxy statement/prospectus titled “The Meeting  — Redemption Rights.”

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, we will require each public shareholder seeking to exercise redemption rights to certify to us whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions.

Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the publi

c shares will exceed the per share redemption price. Notwithstanding the foregoing, shareholders may challenge our determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, our shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of Denali might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Denali directors may decide not to enforce the indemnification obligation of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to public shareholders.

In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Denali’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Denali currently expects that its independent directors would take legal action on Denali’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Denali’s independent directors in exercising their business judgment and subject to Denali’s fiduciary duties may choose not to do so in any particular instance. If Denali’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to public shareholders may be reduced below $10.00 per share.

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

The Denali Board is seeking approval to adjourn the Meeting to a later date or dates if, at the Meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the Meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

THE MEETING

General

Denali is furnishing this proxy statement/prospectus to the Denali shareholders as part of the solicitation of proxies by the Denali Board for use at the Meeting of Denali’s shareholders to be held on Wednesday, September 3, 2025 at 9:00 a.m. Eastern Time and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about August 15, 2025 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held at the offices of US Tiger Securities, Inc. located at 437 Madison Avenue, 27th Floor, New York, New York 10022 on Wednesday, September 3, 2025 at 9:00 a.m. Eastern Time, or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. Cayman Islands law requires there be a physical location for the Meeting.

Record Date; Who is Entitled to Vote

Denali has fixed the close of business on August 12, 2025, as the Record Date for determining those Denali shareholders entitled to notice of and to vote at the Meeting. As of the close of business on August 12, 2025, there were 2,616,239 Denali Ordinary Shares issued and outstanding and entitled to vote, of which 43,739 are public shares (which includes 14,622 shares underlying the Public Units), 2,062,500 are Denali Class B Ordinary Shares held by the Initial Shareholders and Scilex and 510,000 are Denali Class A Ordinary Shares underlying the Denali Private Placement Units held by the Sponsor. Each holder of Denali Ordinary Shares is entitled to one vote per share on each Proposal; provided that holders of Denali Class B Ordinary Shares will have ten votes per share solely with respect to the Domestication Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with the IPO, we entered into certain letter agreements pursuant to which the Initial Shareholders agreed to vote any Denali Ordinary Shares owned by them in favor of our initial business combination. The Initial Shareholders also entered into a certain support agreement with Semnur, pursuant to which they agreed to, among other things, vote in favor of the Business Combination Proposal and the other proposals. As of the date of this proxy statement/prospectus, the Initial Shareholders hold approximately 79.2% of the outstanding Denali Ordinary Shares.

Quorum and Required Vote for Shareholder Proposals

A quorum of Denali’s shareholders is necessary to hold a valid meeting. The presence, in person or by proxy, of Denali’s shareholders representing a majority of the Denali Ordinary Shares as of the Record Date and entitled to vote at the Meeting will constitute a quorum for the Meeting. A quorum will be present at the Meeting if 1,407,169 Denali Ordinary Shares are present in person or represented by proxy.

Approval of the Business Combination Proposal, the Advisory Governance Proposal, the Director Election Proposal, the Nasdaq Proposal, the Option Exchange Proposal and the Adjournment Proposal will each require an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. In accordance with the Current Denali Charter, prior to the consummation of the Business Combination, only the holders of Denali Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

Approval of the Domestication Proposal, the Charter Approval Proposal and the Bylaws Approval Proposal will each require a special resolution under Cayman Islands law, being the affirmative vote of two–thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Solely in connection with the Domestication Proposal, holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share.

In addition to the approval of the Business Combination Proposal, each of the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal and the Option Exchange Proposal are conditions to the consummation of the Business Combination. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of the Business Combination Proposal is also a condition to the other Condition Precedent Proposals. If the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Option Exchange Proposal are not approved, unless waived, this Business Combination Proposal will have no effect (even if approved by the requisite vote of our shareholders at the Meeting of any adjournment or postponement thereof) and the Business Combination will not occur.

Voting Your Shares

Each Denali Ordinary Share that you own in your name entitles you to one vote; provided that holders of Denali Class B Ordinary Shares will have ten votes per share solely with respect to the Domestication Proposal. Your proxy card shows the number of Denali Ordinary Shares that you own. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

There are four ways to vote your Denali Ordinary Shares at the Meeting.

You can vote by signing and returning the enclosed proxy card. If you vote by proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted as recommended by the Denali Board. The Denali Board recommends voting “For” each of the Proposals. Votes received after a matter has been voted upon at the Meeting will not be counted.

You can vote online by visiting the website listed on your proxy card, 24 hours a day, seven days a week, until 11:59 p.m., Eastern Time on September 2, 2025 (have your proxy card in hand when you visit the website).

If a telephone number is provided on your proxy card, you can vote by calling the telephone number included on your proxy card (have your proxy card in hand when you call).

You can attend the Meeting in person.

Revoking Your Proxy

If you are a Denali shareholder and you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•	you may send another proxy card with a later date;

•	you may notify Denali’s president in writing before the Meeting that you have revoked your proxy; or

•	you may attend the Meeting in person, revoke your proxy, and vote in person, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Denali Ordinary Shares, you may call Advantage Proxy, Inc., Denali’s proxy solicitor, by calling (877) 870-8565, or call collect at (206) 870-8565, or by emailing ksmith@advantageproxy.com.

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Nasdaq Proposal, the Option Exchange Proposal and the Adjournment Proposal. Under the Current Denali Charter, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Redemption Rights

Pursuant to the Current Denali Charter, a Denali shareholder may request of Denali that Denali redeem all or a portion of its Denali Class A Ordinary Shares for cash, out of funds legally available therefor, if the Business Combination is consummated. As a holder of Denali Class A Ordinary Shares, you will be entitled to receive cash for any Denali Class A Ordinary Shares to be redeemed only if you:

(i) hold Denali Class A Ordinary Shares;

(ii) submit a written request to VStock, Denali’s transfer agent, in which you (i) request that Denali redeem all or a portion of your Denali Class A Ordinary Shares for cash, and (ii) identify yourself as the beneficial holder of the Denali Class A Ordinary Shares and provide your legal name, phone number and address; and

(iii) deliver your Denali Class A Ordinary Shares to VStock, Denali’s transfer agent, physically or electronically through DTC.

Holders must complete the procedures for electing to redeem their Denali Class A Ordinary Shares in the manner described above prior to 5:00 p.m., Eastern Time, on August 29, 2025 (two business days before the Meeting) in order for their shares to be redeemed.

The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to VStock in order to validly redeem its shares. Denali’s public shareholders may elect to redeem all or a portion of the Denali Class A Ordinary Shares held by them regardless of if or how they vote in respect of the Business Combination Proposals. If the Business Combination is not consummated, the Denali Class A Ordinary Shares submitted for redemption will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public shareholder properly exercises its right to redeem all or a portion of the Denali Class A Ordinary Shares that it holds and timely delivers its shares to VStock, Denali’s transfer agent, Denali will redeem such Denali Class A Ordinary Shares for a per share price, payable in cash, equal to the pro rata portion of the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the Trust Account (net of taxes paid or payable, if any). For illustrative purposes, as of March 31, 2025, this would have amounted to approximately $12.13 per issued and outstanding Denali Ordinary Share. If a public shareholder exercises its redemption rights in full, then it will be electing to exchange its Denali Class A Ordinary Shares for cash and will no longer own Denali Class A Ordinary Shares.

If you hold the shares in “street name,” you will have to coordinate with your broker to have your shares certificated or delivered electronically. Denali Class A Ordinary Shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through DTC’s DWAC system. The transfer agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming shareholder. In the event the Business Combination is not consummated this may result in an additional cost to shareholders for the return of their shares.

Any request for redemption, once made by a holder of Denali Class A Ordinary Shares, may not be withdrawn once submitted to Denali unless the Denali Board determines (in its sole discretion) to permit the withdrawal of such redemption request (which it may do in whole or in part). If you submit a redemption request to VStock, Denali’s transfer agent, and later decide prior to the Meeting not to elect redemption, you may request to withdraw the redemption request. You may make such request by contacting VStock, Denali’s transfer agent, at the phone number or address listed in the question titled “Who can help answer any other questions I might have about the Meeting?”

Any corrected or changed written exercise of redemption rights must be received by VStock, Denali’s transfer agent, prior to the vote taken on the Business Combination Proposals at the Meeting. No request for redemption will be honored unless the holder’s Denali Class A Ordinary Share certificates (if any) and other redemption forms have been delivered (either physically or electronically) to VStock, Denali’s transfer agent, at least two business days prior to the vote at the Meeting.

Notwithstanding the foregoing, a public shareholder, together with any affiliate of such public shareholder or any other person with whom such public shareholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its Denali Class A Ordinary Shares with respect to more than an aggregate of 15% of the Denali Class A Ordinary Shares.

Accordingly, if a Denali public shareholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the Denali Ordinary Shares, then any such shares in excess of that 15% limit would not be redeemed for cash.

The closing price of the Denali Class A Ordinary Shares on March 31, 2025 was $12.18. For illustrative purposes, as of March 31, 2025, funds in the Trust Account plus accrued interest thereon totaled approximately $9,117,847 or approximately $12.13 per issued and outstanding Denali Ordinary Share.

Prior to exercising redemption rights, Denali’s public shareholders should verify the market price of the Denali Class A Ordinary Shares as they may receive higher proceeds from the sale of their Denali Class A Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. Denali cannot assure its shareholders that they will be able to sell their Denali Class A Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its shareholders wish to sell their shares.

Appraisal Rights

There are no appraisal rights available to holders of Denali Ordinary Shares, Denali Private Placement Units (and the underlying securities), Public Warrants or Public Units in connection with the proposed Business Combination or the Domestication.

Proxies and Proxy Solicitation Costs

Denali is soliciting proxies on behalf of the Denali Board. This solicitation is being made by mail but also may be made by telephone or in person. Denali and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Denali will bear the cost of the solicitation.

Denali has engaged Advantage Proxy, Inc. to assist in the proxy solicitation process. Denali will pay Advantage Proxy, Inc. a fee of $12,500 plus disbursements.

Denali will ask banks, brokers and other institutions, nominees and fiduciaries to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Denali will reimburse them for their reasonable expenses.

PROPOSAL 1 - THE BUSINESS COMBINATION PROPOSAL

Our shareholders are being asked to approve and adopt the Merger Agreement and the transactions contemplated thereby, including the Business Combination. Our shareholders should read carefully this proxy statement/prospectus in its entirety, including the section below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement.

All Denali shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement, copies of each of which are attached as Annex A-1, Annex A-2 and Annex A-3, respectively, to this proxy statement/prospectus. You are urged to read carefully the Merger Agreement in its entirety before voting on this Business Combination Proposal.

Denali may consummate the Business Combination only if all of the Condition Precedent Proposals are approved by the Denali shareholders in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.

Structure of the Business Combination

In accordance with Merger Agreement and prior to closing of the Business Combination, Denali will complete the Domestication pursuant to which Denali’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware. Following the Domestication, Merger Sub will merge with and into Semnur, the separate corporate existence of Merger Sub will cease and Semnur will be the surviving corporation and a wholly owned subsidiary of New Semnur.

Background of the Business Combination

Denali is a Cayman Islands exempted company incorporated as a blank check company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. The Business Combination with Semnur is the result of an active search for a potential business combination transaction utilizing the network and investing and transaction experience of Denali’s management team and the Denali Board. The terms of the Merger Agreement are the result of arm’s–length negotiations between representatives of Semnur and Denali. The following is a brief discussion of the background of these negotiations, the Merger Agreement and the Business Combination. It does not purport to catalogue every conversation and correspondence among representatives of Denali, Semnur and their respective advisors.

Denali was incorporated on January 5, 2022 as an exempted company with limited liability for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, recapitalization, reorganization or similar business combination with one or more businesses or entities. In February 2022, we issued an aggregate of 2,156,250 founder shares to the Sponsor in exchange for a payment of $25,000 from the Sponsor for deferred offering costs. In March 2022, the Sponsor transferred 20,000 founder shares to the Chief Financial Officer of the Company and 110,000 founder shares to certain members of the Company’s board of directors. On May 23, 2022, 93,750 founder shares were forfeited by the Sponsor as the underwriters did not exercise their over-allotment option on the remaining 375,000 Public Units, resulting in the Sponsor holding an aggregate of 1,932,500 Denali Class B Ordinary Shares of which 500,000 were subsequently sold to Scilex pursuant to the Sponsor Interest Purchase Agreement.

The registration statement for our IPO was declared effective on April 6, 2022 and on April 11, 2022, we consummated the IPO of 8,250,000 Public Units at $10.00 per Public Unit, including 750,000 Public Units subject to the underwriters’ over–allotment option. Each Public Unit consists of one Denali Class A Ordinary Share and one Public Warrant. Each whole Public Warrant entitles the holder to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment.

US Tiger and EF Hutton acted as joint book–running managers for the IPO, and their underwriting fees consisted of $1,650,000 paid at the closing of the IPO and $2,887,500 in deferred underwriting fees to be paid at the closing of the Business Combination.

Simultaneously with the closing of the IPO, Denali consummated the private placement of 510,000 Denali Private Placement Units at a price of $10.00 per Denali Private Placement Unit, generating gross proceeds of $5,100,000. The Denali Private Placement Units were purchased by the Sponsor. Each whole Denali Private Placement Unit consists of one Denali Class A Ordinary Share and one Denali Private Placement Warrant, each whole warrant entitling the holder thereof to purchase one Denali Class A Ordinary Share at an exercise price of $11.50 per share.

Expenses associated with the IPO totaled $1,150,000 which also included $650,000 of other operating expenses. Upon consummation of the IPO, Denali deposited $84,150,000 into the Trust Account for the benefit of the public shareholders and Maxim with respect to the deferred portion of its fee.

Prior to the consummation of the IPO, neither Denali nor anyone on its behalf, contacted any prospective target businesses or had any substantive discussions, formal or otherwise, with respect to a transaction with Denali. After the completion of the IPO, Denali commenced an active search for prospective business combination targets and considered numerous potential target businesses with the objective of consummating its initial business combination. Representatives of Denali contacted, and were contacted by, numerous individuals and entities who presented potential business combination opportunities.

On January 25, 2023, Denali entered into the Longevity Merger Agreement, by and among Longevity, Holdco, Denali-Longevity Merger Sub, Longevity Merger Sub, and the Seller Representative. Pursuant to the Longevity Merger Agreement, the parties thereto intended to enter into the Longevity Business Combination, pursuant to which, among other things, immediately following the consummation of the acquisitions by Longevity of each of Cerevast Medical, Inc., Aegeria Soft Tissue LLC, and Novokera LLC, (i) the Denali-Longevity Merger would occur, with Denali as the surviving entity of the Denali-Longevity Merger, and (ii) the Longevity Merger would occur, with Longevity as the surviving company of the Longevity Merger. Afterwards, each of Longevity and Denali would be a subsidiary of Holdco, and Holdco would become a publicly traded company.

On January 9, 2024, Denali held the Longevity Business Combination Meeting and voted in favor of approving the Longevity Business Combination.

On May 13, 2024, according to Section 8.21 of the Longevity Merger Agreement, the Seller Representative informed Denali management that he received a written notice regarding the termination of one of the Cerevast Acquisition Agreement, the Aegeria Acquisition Agreement, and the Novokera Acquisition Agreement (each as defined in the Longevity Merger Agreement), with the possibility of rescinding the termination notice subject to the satisfaction of certain conditions. While the Longevity Agreement had not been formally terminated as of such date, Denali’s management was on notice of such possibility.

On May 30, 2024, Henry Ji, Ph.D., the Executive Chairperson of Semnur and Scilex, and Lei Huang, the Chief Executive Officer and a director of Denali and the Chief Executive Officer of US Tiger, were initially introduced by Jack Wu, a business partner of US Tiger, at the offices of US Tiger at 437 Madison Ave., New York.

During the meeting, Mr. Ji and Mr. Huang discussed if US Tiger could participate in Scilex’s potential follow-on or PIPE offering. Additionally, Mr. Huang highlighted other strategic opportunities that US Tiger could facilitate for Semnur and Scilex, including business combination transactions with special purpose acquisition companies for which US Tiger is currently acting as an advisor, such as Denali.

On June 11, 2024, Dr. Ji attended a video conference call with Mr. Huang and Peter Xu, the Manager of the Sponsor to explore a potential business combination between Semnur and Denali, in light of the possible termination of the Longevity Merger Agreement.

Since Semnur’s inception, Scilex has been consistently exploring financing options to support Semnur’s clinical trials. Throughout 2024, Scilex continued to pursue a range of capital raising opportunities, including non-dilutive financings, debt financings, royalty financings, private placements, business combinations and a traditional initial public offering. Throughout this process, Scilex’s management team engaged with various investment banks, venture capitalists and debt investors to discuss potential funding of Semnur and the development of SP-102, and engaged with potential pharmaceutical companies outside the U.S. for collaboration partnerships. However, none of these opportunities advanced beyond the preliminary discussion and diligence stage nor, in the opinion of Scilex’s management, did any such opportunities fully recognize the intrinsic value of Semnur.

On June 23, 2024, Dr. Ji met with Mr. Huang to further discuss the proposed business combination transaction and related term sheet. Also present at these discussions were Jaisim Shah, Chief Executive Officer and President of Semnur and Stephen Ma, Chief Financial Officer of Scilex.

On June 23, 2024, Denali’s management had a follow up call with Semnur’s management to discuss progress on its due diligence review of Semnur and next steps.

Subsequent to this call, the Denali team reviewed the updated financial information provided by Semnur and determined to proceed with a letter of intent.

On June 23, 2024, Semnur sent Denali a draft letter of intent (the “LOI”) regarding a potential business combination of the two companies, with a proposed pre-money valuation of Semnur of up to $2.0 billion, subject to adjustment based on a third-party fairness opinion.

On June 26, 2024, pursuant to Section 11.1(a) of the Longevity Merger Agreement, the parties entered into the Termination Agreement, as they mutually believed that the Longevity Business Combination was not in the best interest of the shareholders of each of Denali and Longevity given the projected financial condition of the combined company following the closing of the Longevity Transactions. Pursuant to the Termination Agreement, the Longevity Merger Agreement was terminated effective as of the date thereof. As a result of the Termination Agreement, the Longevity Merger Agreement is of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement will also automatically terminate in accordance with their respective terms.

In evaluating potential businesses and assets for Denali to acquire, subsequent to the consummation of the IPO and termination of the Longevity Merger Agreement, Denali and the Sponsor surveyed the landscape of potential acquisition opportunities based on their knowledge of, and familiarity with, the mergers and acquisitions marketplace by going back and reviewing the potential targets considered prior to entering the Longevity Merger Agreement. As an underwriter of the IPO, US Tiger is owed a portion of the $2,887,500 deferred underwriting commission, which is payable only upon completion of a business combination in the form of cash and New Semnur Common Stock. US Tiger is not owed any other fees from Denali that are contingent upon the completion of the Business Combination.

In the process that led to identifying Semnur as an attractive investment opportunity, Denali’s management team identified six potential target companies (including Semnur, and five of which were reviewed in connection with entering into the Longevity Merger Agreement) across various industries.

As part of this process, Denali identified certain general, non-exclusive criteria and guidelines that it believed were important in evaluating prospective business combination targets. In general, Denali broadly focused on potential target businesses that it believed (i) had attractive long-term growth potential, (ii) had a core product that was or had the potential to be competitively positioned within the applicable industry and (iii) had an experienced management team with an attractive business plan that would benefit from being a public company due to the potential for access to a broader source of capital and greater visibility. In addition, Denali also considered the development stage of potential targets’ corresponding industries and any relevant regulatory risks associated with such target businesses and their respective industries. As a result of the foregoing process, Denali eliminated each of the five previous potential business combination targets reviewed in connection with entering into the Longevity Merger Agreement (the “Other Potential Targets”) from consideration and for a variety of reasons, including a combination of the following: (a) misaligned expectations around potential valuations between each applicable target company management and Denali, (b) target companies being in an early development stage without a concrete plan to reach commercialization, (c) target companies requiring funding for operating capital that Denali did not believe achievable under existing market conditions (d) target companies operating in markets that Denali believed presented outsized regulatory risks, (e) target companies lacking sufficient scale and growth prospects and (f) target companies not being positioned to become a public company.

The Other Potential Targets (other than Semnur) were as follows:

•

Company B (Data Analytics): Denali reviewed the business model provided by Company B in detail and determined that there was significant execution risk in the ability to achieve the projected growth as outlined in the business model and elected to terminate discussions with Company B in May 2022.

•

Company C (Biotechnology): As a result of the initial due diligence process, Denali determined that there were significant regulatory risks that could challenge the viability of a potential business combination and therefore elected to terminate discussions with Company C in May 2022.

•

Company D (AR/VR Technology): Denali reviewed demonstrations of Company D’s core product and determined there would be significant challenges with competitively positioning the product in the marketplace without significant improvements in the product’s function and design. In addition, Company D’s core product was still in the early development stage and Denali did not find Company D’s business plan for progressing the product to the manufacturing and delivery stage compelling. For these reasons, Denali elected to terminate discussions with Company D in July 2022.

•

Company E (Biotechnology): Following initial discussions between Denali and Company E, Denali was informed by Company E that it had decided to pursue alternative private financing arrangements to support its ongoing clinical trial developments at this time and discussions between the parties were terminated in September 2022.

•

Company F (Software Technology): On September 21, 2022, Denali began receiving due diligence materials from Company F and, on October 18, 2022, Denali provided Company F with a non-binding draft letter of intent (which did not propose a valuation or other material business combination terms). As Denali continued with its due diligence process and evaluation of Company F’s business plan following the delivery of the draft letter of intent, Denali determined there were significant risks that a business combination would not adequately support the growth plans outlined in Company F’s business plan at that time and the parties elected to terminate discussions in late October 2022.

As a result, on June 30, 2024, Denali decided to enter into a non-disclosure agreement with Semnur, the terms of which were customary and did not contain standstill obligations. Semnur granted Denali access to its data room and Denali commenced due diligence on Semnur.

Between June 23, 2024 and July 2, 2024, Denali and Semnur exchanged revised drafts of the LOI.

On July 2, 2024, the board of directors of each of Scilex and Semnur approved and Semnur and Denali executed the LOI, which included a mutual agreement to exclusively negotiate a potential business combination transaction for a specified period of time. Also, on July 2, 2024, the execution of the LOI was publicly announced.

On June 28, 2024, Denali’s management engaged Winston & Strawn LLP (“W&S”) to serve as its legal counsel for the proposed transaction with Semnur.

On July 8, 2024, the Denali Board engaged CB Capital to provide an evaluation of Semnur and issue a fairness opinion.

On July 9, 2024, representatives of Semnur and Denali, and their respective legal counsel, held a “kick-off” call to discuss certain process matters regarding completion of business due diligence, preparation of definitive transaction documents, legal due diligence, a potential financing, and related work streams, including the anticipated timeline for signing a business combination agreement. After this date, Semnur periodically updated the data room, in response to due diligence requests received from Denali.

Commencing July 9, 2024, representatives of Denali and Semnur met virtually on a weekly basis to discuss matters related to the proposed transaction, including due diligence.

On July 12, 2024, representatives of Paul Hastings LLP (“Paul Hastings”), counsel to Semnur, and W&S held a meeting to discuss certain transaction structuring and tax matters regarding the business combination agreement.

On July 15, 2024, a representative of US Tiger as Denali’s advisor, conducted a site visit to Scilex’s office in Palo Alto, California, where such US Tiger representative met with Scilex’s executive team, including Mr. Shah, Mr. Ma, Suresh Khemani, Senior Vice President of Scilex, Dmitri Lissin, Ph.D., Chief Marketing Officer of Scilex, Gigi DeGuzman, Head of Human Resources of Scilex, Suketu Desai, Ph.D., Chief Technical Officer of Scilex and Steve Lincoln, Scilex’s General Counsel and Chief Compliance Officer, and discussed details of Semnur’s business. Each executive member explained his or her functional responsibilities and how he or she will continue to support Semnur following the Business Combination.

Between July 15, 2024 and August 14, 2024, additional conversations took place between Denali and Semnur on an ad hoc basis. During this time period, Semnur provided financial projections on both a base case scenario and a best case scenario for the Denali Board’s consideration. CB Capital evaluated such projections and performed a sensitivity analysis to see how projected results would change if certain assumptions were changed. Also during this time period, the parties had informal discussions regarding the potential valuation for Semnur and although no final valuation was determined, based on such discussions Semnur believed a valuation in the range of $2.0 billion to $3.0 billion was appropriate and Denali agreed to seek a fairness opinion regarding such valuation.

On July 16, 2024, a US Tiger representative, as advisor to Denali, conducted an onsite visit at Semnur’s principal offices. The Semnur management gave a comprehensive overview of the company, its offices and respective members of the Semnur team and conducted a presentation regarding Semnur’s SP-102 prototype candidate.

On July 16, 2024, the Project Manager of Denali spoke with Mr. Ma regarding Semnur’s financial statements for the fiscal year ended December 31, 2023.

On July 17, 2024, Semnur provided Denali with an initial draft of the Merger Agreement. Over the subsequent weeks, until execution of definitive agreements on August 30, 2024, additional conversations regarding due diligence and details of the definitive agreements took place between Denali and Semnur on an ad-hoc basis.

On July 25, 2024, Semnur provided unaudited financial statements to Denali and representatives of Denali and Semnur met to discuss the progress of the audit of Semnur’s financial statements and the preparation of the pro forma financial statements that would to be included in the registration statement to be filed in connection with the proposed Business Combination.

During July and August 2024, Mr. Shah and Mr. Ma of Semnur had several calls with Mr. Xu and Mr. Huang of Denali to discuss the treatment of the intercompany debt between Scilex, on the one hand, and Semnur, on the other hand, and how such debt could be reduced. The approach discussed was to have (i) Scilex contribute the outstanding indebtedness to Semnur in exchange for the issuance by Semnur to Scilex of preferred stock of Semnur, and upon the occurrence of such contribution, the aggregate outstanding amount of such indebtedness would be satisfied in full. Such contributions would take place immediately prior to the closing of the Business Combination and then the Semnur Preferred Stock issued to Scilex would be exchanged for equity of New Semnur in the Business Combination.

On August 9, 2024, Denali issued the Scilex Convertible Note to Scilex, with an initial principal balance of $15,037. On the same day, Denali deposited $15,037 into the Trust Account in order to extend the period of time it has to consummate a business combination by one month, from the then deadline of August 11, 2024 to September 11, 2024.

On August 12, 2024, Denali and Mr. Xu participated in a call with representatives of CB Capital to review and discuss target projection models and preliminary analysis, in each case as prepared by CB Capital.

On August 15, 2024, the LOI was amended to extend the exclusivity period to August 31, 2024.

On the same date, the Denali Board convened a meeting via videoconference. Denali management and representatives of Semnur, US Tiger, Paul Hastings and W&S were present at such meeting. At the meeting, the Denali management team provided an update on the business considerations and commercial terms of the Merger Agreement, and generally updated the Denali Board regarding the final negotiations of the terms of the Business Combination. Representatives of Semnur provided an overview of Semnur and its lead product candidate, SP-102. A representative of CB Capital reviewed with the Denali Board an overview of the financial analysis completed in support of delivery of a fairness opinion. A representative of W&S presented a proposed final version of the Merger Agreement to the Denali Board and reminded the directors of their fiduciary duties and addressed the approvals that would be required from the Denali Board and shareholders.

On August 19, 2024, the Denali Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

On August 29, 2024, the LOI was further amended to extend the exclusivity period to September 6, 2024.

During the month of July 2024 through August 30, 2024, Paul Hastings provided W&S with drafts of the Debt Exchange Agreement (and its exhibits), the Merger Agreement (and its exhibits, including the revised Proposed Charter), the New Semnur Certificate of Designations, the Company Stockholder Support Agreement, the Sponsor Support Agreement, the Stockholder Agreement and the Sponsor Interest Purchase Agreement, and discussions regarding same took place between Denali, Semnur, W&S and Paul Hastings on an ad-hoc basis.

On August 30, 2024, Denali obtained the fairness opinion from CB Capital indicating that based upon the assumptions set forth therein, as of August 14, 2024, CB Capital arrived at the following valuation range for the acquired assets described therein, from a financial point of view, of between $2.001 billion and $2.554 billion, and from a financial point of view, the transaction is a fair one. Based on CB Capital’s valuation range, Scilex and Denali agreed that the Merger Consideration would be based on a valuation of $2.5 billion, which Scilex’s management and the Scilex Board believed represented the intrinsic value of Semnur, and an exchange ratio of 1.25, which would allow Scilex to retain a significant amount of New Semnur’s voting securities in order to allow time for the execution of its plans to position Semnur for long-term success. As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex and holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025. See the section titled “Proposal 1 — The Business Combination Proposal — Certain Semnur Projected Financial Information.”

On August 30, 2024, the Semnur Board unanimously approved the Merger Agreement and the related definitive transaction documents, including the Debt Exchange Agreement, the Stockholder Agreement, the Sponsor Interest Purchase Agreement (pursuant to which the Sponsor sold 500,000 Denali Class B Ordinary Shares to Scilex), the Company Stockholder Support Agreement and the Sponsor Support Agreement, in each case, including the transactions contemplated thereby.

On August 30, 2024, the Scilex Board unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Business Combination.

On August 30, 2024, the definitive agreements were signed, and on September 3, 2024, the parties issued a press release to announce the entry into the definitive agreements, which Denali filed concurrently in a Current Report on Form 8-K with the SEC.

In early January 2025, the parties began discussions regarding the need to amend the Merger Agreement to extend the outside date for completion of the Business Combination. On January 9, 2025, Paul Hastings circulated an initial draft of Amendment No. 1 to Merger Agreement proposing to extend the outside date to June 30, 2025.

As the parties discussed extending the timeline for completion of the Business Combination, they addressed the implications of applicable Nasdaq Listing Rules. Under Nasdaq Listing Rules, Denali’s securities would be delisted if Denali did not complete a business combination by April 6, 2025, which was 36 months after the effective date of Denali’s IPO registration statement.

On February 14, 2025, Winston & Strawn circulated a revised draft of Amendment No. 1 to Merger Agreement that incorporated changes to address the Nasdaq listing timeline and reflect a transition to OTC Markets trading.

Throughout February and March 2025, the parties continued to negotiate the terms of the amendment, including updating the outside date for completion of the Business Combination; modifying definitions and closing conditions to reflect OTC Markets trading; and coordinating the amendment with Denali’s extension of its business combination deadline.

In March 2025, Denali planned for a shareholder meeting to extend its deadline to complete a business combination beyond April 11, 2025. The parties coordinated the timing of Amendment No. 1 to Merger Agreement with this extension process, with the shareholder meeting held on April 11, 2025.

Following Denali’s shareholder meeting and extension approval on April 11, 2025, the parties finalized the terms of Amendment No. 1 to Merger Agreement, which incorporated an extension deadline of December 11, 2025.

On April 14 and 15, 2025, the parties conducted final reviews and obtained execution authority for the amendment.

On April 16, 2025, Amendment No. 1 to Merger Agreement was executed by Denali, Merger Sub and Semnur. The amendment addressed updating the definition of “Stock Exchange” to reference OTC Markets; modifying closing conditions to permit OTC Markets listing rather than Nasdaq listing; extending the outside date for completion of the Business Combination; and updating various provisions to reflect the change in trading venue.

On April 25, 2025, at a special meeting of the stockholders of Semnur, the stockholders of Semnur unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger.

On July 19, 2025, Paul Hastings circulated an initial draft of Amendment No. 2 to Merger Agreement proposing to modify the definitions of Exchange Ratio and Merger Consideration to facilitate the issuance of additional shares of Semnur Common Stock prior to the closing of the Business Combination in connection with any potential private placement financing and to advisors and other service providers for services rendered.

On July 22, 2025, the parties conducted final reviews and obtained execution authority for Amendment No. 2 to Merger Agreement. Semnur expects to hold a special meeting of its stockholders to approve the Merger Agreement, as modified by Amendment No. 2 to Merger Agreement, and the transactions contemplated thereby, including the Merger, as soon as reasonably practicable.

Benefits and Detriments of the Business Combination

Stakeholder	Benefits	Detriments
Denali	Failure to complete a business combination would result in Denali being delisted and trust liquidated. The Business Combination may create value for Denali and its shareholders.	Denali could potentially have found a target that may have a more optimal risk/return profile than Semnur. In this case, the Denali, its shareholders and affiliates would stand to benefit more than in the business combination with Semnur.

Sponsor and Affiliates	Failure to complete a business combination would result in Denali being delisted and trust liquidated. The Business Combination may create value for Denali and its shareholders.	Denali could potentially have found a target that may have a more optimal risk/return profile than Semnur. In this case, the Denali, its shareholders and affiliates would stand to benefit more than in the business combination with Semnur.

Unaffiliated security holders	If the market was to recognize the valuation and potential of New Semnur, the stock price may be expected to increase from the trust level of approximately $12.18 per share which will benefit the shareholders.	For non-redeeming shareholders the risk is that the market will not support the valuation of New Semnur either as a result of the general market downturn or risks specific to New Semnur. In this case, the stock price may be reasonably expected to trade below the trust value of approximately $12.18. If this scenario were to materialize, the public shareholders would have been better off redeeming rather than holding the stock post Business Combination.

Opinion of CB Capital

Denali retained CB Capital to provide financial advisory services and a financial opinion in connection with the Business Combination of Denali and Semnur. The Denali Board selected CB Capital to act as Denali’s financial advisor based on CB Capital’s qualifications, years of investment banking expertise and reputation, relevant healthcare transaction experience, and its knowledge and understanding of Denali’s business and affairs. There has been no material relationship between CB Capital and either Denali or Semnur in the past two years, or in any preceding period.

Denali instructed that CB Capital render a valuation report as to the valuation, from a financial point of view of Semnur’s drug asset, SP-102, in connection with a potential transaction. In addition, the instructions requested that the opinion be delivered in writing at the request of Denali’s management and the Denali Board. In addition, there were no limitations placed on CB Capital regarding the scope of activities concerning the opinion.

At the meeting of the Denali Board on August 15, 2024, CB Capital rendered to the Denali Board its oral opinion, subsequently confirmed in writing, that as of August 14, 2024, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by CB Capital, as set forth in its written opinion, the valuation range of the acquired Semnur assets, from a financial point of view, was between $2.001 billion and $2.554 billion, and from a financial point of view, the Business Combination is a fair one.

The full text of the written opinion of CB Capital, dated as of August 14, 2024, which sets forth, among other things, the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of the review undertaken by CB Capital in rendering its opinion, is attached as Annex H to this proxy statement/prospectus. You are encouraged to read the entire opinion carefully and in its entirety. CB Capital’s opinion was rendered for the benefit of the Denali Board, in its capacity as such, and addressed only the valuation range of the acquired Semnur assets from a financial point of view and from a financial point of view that the Business Combination is a fair one, in each case as of the date of the opinion. CB Capital’s opinion did not address Denali’s underlying business decision to pursue the Business Combination, the relative merits of the Business Combination as compared to any alternative business strategies that might exist for Denali or the effects of any other transactions in which Denali might engage. CB Capital did not express any opinion as to the price or range of prices at which the Denali Ordinary Shares might trade subsequent to announcement of the Business Combination, or prices or range of prices at which the shares of the Denali Ordinary Shares, or New Semnur Common Stock will trade after the consummation of the Business Combination. CB Capital does not provide any legal or other advice regarding the Business Combination or any possible alternatives to the transaction.

In connection with its opinion, among other things, CB Capital has:

(i)	relied on representations of members of the management of Denali, that the financial terms of the Business Combination have been set as described above;

(ii)

held conference calls with certain members of the management of Denali, to discuss the transaction and related matters, including Denali’s assets, business and operations, Denali’s strategic plans for Semnur’s asset portfolio, and projections for Semnur’s asset portfolio;

(iii)	reviewed research and technical documents provided by Denali relating to the business and prospects of Semnur’s asset portfolio;

(iv)	reviewed certain marketing materials provided to CB Capital by Denali, including market size and projections performed internally;

(v)	reviewed the estimations and projections relating to the markets for Semnur’s asset portfolio provided to CB Capital by Denali;

(vi)	reviewed proprietary and publicly available information relating to market size and potential cash flows of Semnur’s asset portfolio;

(vii)	reviewed the financial terms of certain other recent transactions involving companies that CB Capital deemed generally comparable to Denali and the Business Combination;

(viii)	reviewed publicly available information for companies CB Capital has determined to be comparable to Denali;

(ix)	reviewed asset listings and historic asset valuations provided by Denali; and

(x)	conducted such other studies, analyses, inquiries, and investigations as CB Capital deemed appropriate.

In addition, CB Capital also reviewed academic literature pertaining to the costs of similar drug development to that of Semnur, reviewed patent summaries of the drug candidates similar to that of Semnur, reviewed pertinent economic and industry information and analyst reports as applied to Semnur, conducted a public company comparable analyses for companies CB Capital determined to be comparable to Semnur that traded on a major stock exchange (which comparables were also selected on the basis of further comparison to Semnur’s drug indication and reflect the opinion of various research analysts covering publicly traded companies in the same therapeutic area), and conducted a cost approach valuation analysis, discounted cash flow valuation analysis, and risk adjusted net present value valuation analysis.

In connection with its opinion of value, with Denali’s permission and without any independent verification (a) CB Capital assumed that the documents to be prepared and used to effect the Business Combination would do so on the terms set forth by representations of Denali’s management, and that the financial terms of the Business Combination have been set as described in its opinion, without material modification, and (b) CB Capital relied on the accuracy and completeness of all the financial and other publicly available information reviewed by CB Capital or that was furnished or otherwise communicated to CB Capital by Denali.

CB Capital reviewed estimations and projections relating to the markets for Semnur’s asset portfolio provided to CB Capital by Denali in light of other information available to CB Capital, as well as the discussions CB Capital conducted with Denali’s management, and other industry sources. Independent of the foregoing, CB Capital assumed that such projections relating to Semnur’s asset portfolio were reasonably prepared based on assumptions reflecting the best currently available estimates and good-faith judgments of Denali’s management as to the most likely future performance of Semnur’s asset portfolio and that Denali’s management did not have any information or belief that would make any such projections incomplete or misleading. CB Capital’s financial due diligence process included multiple interviews and meetings with the management teams of both Denali and Semnur, which resulted in the determination of the base case financial projections utilized in the valuation Report. Upon the review of the final opinion, Denali’s management team determined that Semnur’s base case projections represented the most likely future performance for Semnur. CB Capital did not independently verify the accuracy or completeness of any of the information provided to it or obtained by it from publicly available sources and does not take any responsibility with respect to any such information. CB Capital did not make an independent valuation or appraisal of the assets in consideration and was not furnished with any such recent valuations or appraisals. CB Capital also assumed that the transaction will be consummated in a timely manner without any regulatory limitations, restrictions, conditions, amendments, or modifications that collectively would have an adverse effect on the business prospects and projections concerning Semnur’s asset portfolio and that there was no material change in the business, condition or prospects of Semnur’s asset portfolio since the respective dates of the information provided to CB Capital.

The issuance of CB Capital’s opinion was approved by an authorized internal committee of CB Capital. CB Capital’s opinion is necessarily based on economic, market, and other conditions, and the information made available to it, as of the date thereof. It should be understood that, although subsequent developments may affect CB Capital’s opinion, CB Capital does not intend to update or revise its opinion based on circumstances or events occurring after the date of its opinion letter.

CB Capital’s opinion was only one of many factors considered by the Denali Board in evaluating the proposed Business Combination. Neither CB Capital’s opinion nor its analyses were determinative of the transaction consideration or the views of the Denali Board, or Denali’s management with respect to any determinations made regarding the Transaction or the transaction consideration.

The following represents a brief summary of the material financial analyses reviewed by the Denali Board and performed by CB Capital in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by CB Capital, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by CB Capital. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by CB Capital.

Financial Analyses

CB Capital employed various methods to analyze the range of values of Semnur. The discussion set forth below is a summary of the material financial analyses presented by CB Capital to the Denali Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by CB Capital in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. CB Capital believes that its analyses summarized below must be considered as a whole. CB Capital further believes that selecting portions of its analyses and the factors considered, or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying CB

Capital’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, CB Capital considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Denali or Semnur. The estimates of the future performance of New Semnur’s business, following the closing of the Business Combination, in or underlying CB Capital’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by CB Capital’s analyses. The analyses do not purport to be appraisals of or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be CB Capital’s view of the actual value of New Semnur Common Stock.

Cost Approach Analysis

The cost approach analysis is a method for valuing a product through measuring the cost of developing and commercializing the product. Numerous studies of the cost of developing drug technologies by academic and industry researchers have been cited by financial analysts, used as benchmarks for investment bankers and drug companies to determine the feasibility of developing and commercializing certain drug technologies. Based on a comparative analysis of the selected studies and research, appropriate benchmarks are developed and applied to determine appropriate valuation ranges for the development of drug indications within SP-102 under (a) a base case scenario, (b) a worst case scenario, and (c) a best case scenario.

To calculate the equity value of Semnur’s operating business, CB Capital screened selected studies and research reports, evaluated studies and reports relative to each other to ensure uniformity and completeness, and broke down valuation estimates into three scenarios: (a) a base case scenario, (b) a worst case scenario (least expensive), and (c) a best case scenario (most expensive).

(i)	The base case scenario range using this analysis was $1,112 million – $1,655 million.

(ii)	The worst case scenario range using this analysis was $421 million – $1,140 million.

(iii)	The best case scenario range using this analysis was $1,909 million – $2,658 million.

Sources: JAMA Internal Medicine, American Health Association, National Library of Medicine

Discounted Cash Flow Analysis

The discounted cash flow analysis (the “DCF Analysis”) approach is a valuation technique that provides an estimation of the value of a business based on the cash flows that a business can be expected to generate. The DCF Analysis begins with an estimation of the annual cash flows the subject business is expected to generate over a five-year projection period. The estimated cash flows for each of the years in the projection period are then converted to their present value equivalents using a rate of return appropriate for the risk of achieving the projected cash flows. The present value of the estimated cash flows is then added to the present value equivalent of the residual/terminal value of the business at the end of the projection period to arrive at an estimate of value.

CB Capital performed a DCF Analysis of the estimated future unlevered free cash flows attributable to Semnur for the fiscal years of 2024 through 2029. In applying the DCF Analysis, CB Capital relied on the financial projections prepared by the Semnur management team that took into consideration potential timing of the FDA approval of its key product (SP-102), a commercialization and sales schedule, and a clinical development budget.

Semnur’s management believed that commercialization of SP-102 would begin in fiscal year 2027.

CB Capital determined that the middle of the base case scenario range of the discounted cash flow values was $3,005 million. The ranges for (a) the base case scenario, (b) the worst case scenario, and (c) best case scenario are as follows:

(i)	The base case scenario range using this analysis was $2,686 million – $3,335 million.

(ii)	The worst case scenario range using this analysis was $2,046 million – $2,537 million.

(iii)	The best case scenario range using this analysis was $3,244 million – $4,030 million.

The tables below summarize the discounted cash flow analysis for the base case scenario and associated assumptions and inputs follow below.

Key Assumptions

Discount Rate(1)	19.5%
Exit Multiple(2)	13.8x

	Pre-Commercialization			Commercialization
Year	2024	2025	2026	2027	2028	2029
Unlevered Free Cash Flow(1)	—	($20,948)	($22,644)	($54,740)	$188,345	$504,537
Discount Period	0.0	0.5	1.5	2.5	3.5	4.5
Discount Factor	0.0	0.91	0.77	0.64	0.54	0.45
Present Value of Free Cash Flow(1)	—	($19,162.9)	($17,333.9)	($35,065.7)	$100,963.8	$226,327.6

(1)	Values in thousands of US Dollars.

Enterprise Value

Cumulative Present Value of FCF	$255,729

Terminal Value
Terminal Year EBITDA (2029E)	$484,517
Exit Multiple	13.8x

Terminal Value	$6,699,089

Discount Factor	0.41

Present Value of Terminal Value	$2,749,009

Enterprise Value	$3,004,738

Notes:

(1)	Discount rate as outlined in this section.
(2)	Exit multiple as outlined in this section.
(3)	Source: Management Data.
(4)	Values in thousands of US Dollars.

The tables below summarize certain observed historical financial performance and equity values of the selected public companies sourced from S&P Capital IQ data as of August 14, 2024, as well as qualitative research performed by CB Capital on the company’s business models and lead products.

Comparable Company Analysis

CB Capital’s Comparable Company Analysis is utilized in the construction of the Weighted Average Cost of Capital (“WACC”), which is used in the Discounted Cash Flow Analysis and Risk Adjusted Net Present Value Analysis. The universe of guideline companies is derived from a compilation of research reports from H.C. Wainwright & Co. and Rodman & Renshaw, and company screens on financial research database platforms such as S&P Capital IQ and PitchBook. In analyzing the research reports, CB Capital confirmed that these reports selected large commercial companies as comparable companies and excluded pre-commercial stage companies. Furthermore, CB Capital’s company screen conducted on S&P Capital IQ included requirements for companies with positive market capitalization, enterprise value, revenue, EBITDA, and EBIT. Based on these criteria, pre-commercial companies were excluded from the list of guideline companies because they do not generate revenue, do not report EBITDA and EBIT, and therefore lack information needed for valuation purposes.

CB Capital also adhered to the standard practice of valuation commonly used when issuing fairness opinions. Similar to analysis conducted in other industries, CB Capital included comparable companies, segmented by market capitalization, from mega capitalization, large capitalization, mid capitalization, to small capitalization segments. CB Capital used a mix of companies in each of the mega, large, mid, and small cap segments in the universe of its guideline companies, including two mega cap companies, three large cap companies, four mid cap companies, and two small cap companies, and their equity values are as shown in the table below. When selecting companies in each of these segments, CB Capital believed that Semnur’s key competitors included both small and established commercial entities in the Biotechnology and Pharmaceuticals industries. In selecting the comparable companies, CB Capital chose to include a mix of companies within the S&P Capital IQ Biotechnology and Pharmaceuticals industry classifications. The mix of companies includes direct competitors that would compete against SP-102 in the market for back pain, including manufacturers of the generic drug dexamethasone which is the current generic drug used for back pain, indirect competitors that would compete with Semnur in the market for chronic pain and pain management, complimentary companies that are potential distribution partners, and potential acquirers. Direct competitors include Pacira BioSciences, Inc., whose EXPAREL product is a non-opioid option used for sciatic nerve block, Teva Pharmaceutical Industries Limited, Dr. Reddy’s Laboratories Limited, Pfizer Inc., and Viatris, Inc., who all manufacture injectable dexamethasone, the current generic drug used to treat lower back pain, making them direct competitors that offer a cheaper product. Indirect competitors include Collegium Pharmaceutical, Inc., Eli Lilly and Company, AbbVie Inc., Amgen Inc., and Axsome Therapeutics, Inc. who are all players in the chronic pain and pain management markets. CVS Health Corporation is a potential distribution partner. Nearly all of the above companies could be potential acquirers of Semnur. While the history, size, and financial performance of the comparable public companies chosen by CB Capital differ from that of Semnur, CB Capital concluded that choosing a mix of direct competitors, including manufacturers of the current generic drug dexamethasone, indirect competitors operating in the chronic pain and pain management space, potential distribution partners, and potential acquirers compiled a mix of key characteristics similar to Semnur in calculating the WACC. Per the National Library of Medicine, 90% of drugs fail clinical trials. However, Semnur’s SP-102 completed a Phase 3 trial, meeting primary and important key secondary endpoints. SP-102 completing all 3 phases of clinical trials supports its comparability to the commercial companies that also passed clinical trials. Additionally, the SP-102 treatment decreases pain intensity for over a month in sciatica patients and results in statistically significant and clinically meaningful improvement in the disability index score while maintaining safety comparable to the placebo treatment. Such pain treatment aspect of SP-102 allows it to compete not only with small and mid-cap companies but also with large and mega cap companies competing in the pain treatment market. Furthermore, companies included in the universe of guideline companies, regardless of their capitalization sizes, hold a pipeline of pre-commercial drugs, making them comparable to Semnur. Lastly, market leaders have historically had valuation increases while pending FDA approval on one or more drugs. These market leaders were analyzed to compare valuation increases that Semnur may also experience as they go through the remaining clinical trials of SP-102.

These publicly held guideline companies were further reviewed in detail regarding their operational performance, financial performance, and drug indication pipelines. Historical operating financial performance was evaluated for each of the guideline public companies, including market value of equity, interest bearing debt, cash, LTM earnings before taxes, LTM tax expense, ratio of equity to total capital, ratio of debt to total capital, and predicted 5-year levered beta from S&P Capital IQ estimates. These metrics are used to calculate the beta, a component used in deriving the WACC. Pre-commercial companies do not generate revenue, and it is not possible to review all of the foregoing metrics to evaluate operating financial performance. Because the analysis of operating financial performance and the calculation of beta requires a review of all of the foregoing metrics rather than selecting a few that are available, pre-commercial companies were excluded. Financial performance metrics typically utilized in the calculation of the beta component applied to the WACC were reviewed, and CB Capital excluded companies, such as pre-commercial companies, that did not have available data. Lastly, market leaders were analyzed when comparing drug indication pipelines, as these companies report forward looking metrics, setting the stage for how companies pending FDA approval will likely perform following FDA approval. Pre-commercial companies that do not report such forward looking metrics were removed.

In connection with rendering its fairness opinion, CB Capital presented its financial analyses and valuation methodologies, including its approach to the selection of comparable companies and the list of companies selected, to the Denali Board. CB Capital also answered various questions from the Denali Board regarding these matters and its overall analysis. Furthermore, CB Capital presented its final fairness opinion and report to the Denali Board, which outlined the various components of its valuation. While the Denali Board reviewed CB Capital’s comparable company analysis as part of the overall fairness opinion presentation, including the list of companies selected by CB Capital, the Denali Board did not make a separate determination as to whether the companies selected by CB Capital were comparable to Semnur. The Denali Board considered CB Capital’s financial analysis and fairness opinion in their entirety, among many other factors, in reaching its decision to approve the Merger Agreement and the Business Combination and to recommend that Denali shareholders vote in favor of the Business Combination.

Company Name	Share Price ($) 08-14-24(3)	Share Price ($) 52-Week Low(3)	Share Price ($) 52-Week High(3)	Equity Value($)(1)(2)	Enterprise Value($)(1)(2)
Amgen Inc. (NasdaqGS:AMGN)	323.45	248.38	346.85	173,799.1	277,143.1
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	12.4	11.16	38.23	572.0	816.3
CVS Health Corporation (NYSE:CVS)	55.82	52.77	83.25	70,220.4	137,961.4
Pfizer Inc. (NYSE:PFE)	28.85	25.2	37.19	163,484.2	226,517.2
Eli Lilly and Company (NYSE:LLY)	908.05	516.57	966.1	817,631.6	842,894.1
Viatris Inc. (NasdaqGS:VTRS)	11.57	8.74	13.62	13,809.0	30,161.4
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	17.13	8.06	18.03	19,408.2	36,276.2
Dr. Reddy’s Laboratories Limited (BSE:500124)	81.03	62.09	83.83	13,498.2	12,736.3
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	36.71	20.95	40.95	1,182.6	1,470.4
AbbVie Inc. (NYSE:ABBV)	191.23	135.85	193.91	337,777.9	395,601.9
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	84.85	55.02	98.4	4,072.8	3,949.0

Notes:

(1)	Values in millions of US Dollars.
(2)	Corresponding data and multiples continued in table below.
(3)	Source: S&P Capital IQ.

Comparable Company Analysis (Continued)

Company Name	Sales (TTM)($)(1)(2)	EBITDA (TTM)($)(1)(2)	EBIT (TTM)($)(1)(2)	EV / Sales	EV / EBITDA	EV / EBIT
Amgen Inc. (NasdaqGS:AMGN)	30,934.0	11,533.0	6,459.0	7.3x	19.7x	35.2x
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	690.3	175.3	101.1	1.2x	4.7x	8.1x
CVS Health Corporation (NYSE:CVS)	361,855.0	16,136.0	11,586.0	0.4x	8.5x	11.9x
Pfizer Inc. (NYSE:PFE)	55,165.0	9,950.0	3,270.0	4.1x	22.8x	69.3x
Eli Lilly and Company (NYSE:LLY)	38,922.8	15,501.9	13,888.2	21.7x	54.4x	60.7x
Viatris Inc. (NasdaqGS:VTRS)	15,239.2	4,646.7	1,906.9	2.0x	6.5x	15.8x
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	16,290.0	4,565.0	3,485.0	2.2x	7.9x	10.4x
Dr. Reddy’s Laboratories Limited (BSE:500124)	3,437.1	947.6	781.5	3.7x	13.4x	16.3x
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	576.7	347.4	203.8	2.5x	4.2x	7.2x
AbbVie Inc. (NYSE:ABBV)	55,000.0	26,121.0	17,605.0	7.2x	15.1x	22.5x
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	291.5	(261.4)	(261.9)	13.5x	NM	NM
Average				6.0x	15.7x	25.7x
Median				3.7x	11.0x	16.1x
High				21.7x	54.4x	69.3x
Low				0.4x	4.2x	7.2x

Notes:

(1)	Values in millions of US Dollars.
(2)	Source: S&P Capital IQ.

To determine a reasonable valuation for the drug indication, CB Capital had to craft two additional assumptions:

•

Discount Rate (“Weighted Average Cost of Capital” or “WACC”): CB Capital conducted a broad literature review and analysis of the appropriate discount rate for the cash flows given the inherent risk in developing and commercializing the drug indications. Based on the risk-free rate, Capital Asset Pricing Model (“CAPM”), and according to the work of Ibbotson Associates, Kroll, and the Journal of Risk and Financial Management, an appropriate discount rate for the development of the drug candidate was approximately 19.5%. The tables below summarize certain observed historical financial performance and equity values of the selected public companies which were sourced from S&P Capital IQ data as of August 14, 2024. Assumptions for the risk-free rate, equity risk premium, small company risk premium, unsystematic risk factor, and cost of debt are as follows:

WACC Analysis:

Cost of Capital Assumptions

Risk-free rate	3.85%	Source: 10-Year Treasury Rate as of 08-14-24.

Equity risk premium (ERP)	5.00%	Source: Kroll Recommended US Equity Risk Premium Effective 06-05-24.

Small company risk premium	3.00%	Source: Ibbotsons Small Cap Premium, Using DECA market cap as of 08-14-24 of 81.4 MM (CapIQ).

Unsystematic risk factor	13.04%	Source: Journal of Risk and Financial Management.

Cost of debt	13.60%	Source: US CCC rated corporate bonds effective yield as of 08-14-24.

Comparable Company Information

Comparable Company Names	Common Stock Price per Share (08-14-24)($)	Number of Shares Outstanding	LTM Preferred Equity($)	Market Value of Equity($)
Amgen Inc. (NasdaqGS:AMGN)	323.45	537	—	173,799
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	12.40	46	—	572
CVS Health Corporation (NYSE:CVS)	55.82	1,258	—	70,220
Pfizer Inc. (NYSE:PFE)	28.85	5,667	—	163,484
Eli Lilly and Company (NYSE:LLY)	908.05	900	—	817,632
Viatris Inc. (NasdaqGS:VTRS)	11.57	1,194	—	13,809
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	17.13	1,133	—	19,408
Dr. Reddy’s Laboratories Limited (BSE:500124)	81.03	167	—	13,498
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	36.71	32	—	1,183
AbbVie Inc. (NYSE:ABBV)	191.23	1,766	—	337,778
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	84.85	48	—	4,073

Notes:

(1)	Values in thousands of US dollars, except stock price per share and shares outstanding.
(2)	Corresponding values continued in table below.
(3)	Source: S&P Capital IQ.

Comparable Company Information (Continued)

Comparable Company Names	Total Interest Bearing Debt($)	Total Invested Capital($)	Less: Cash($)	Total Minority Interest	Enterprise Value($)
Amgen Inc. (NasdaqGS:AMGN)	65,423	239,222	10,944	—	228,278
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	586	1,158	153	—	1,005
CVS Health Corporation (NYSE:CVS)	79,385	149,605	8,196	—	141,409
Pfizer Inc. (NYSE:PFE)	75,332	238,816	2,853	—	235,963
Eli Lilly and Company (NYSE:LLY)	26,467	844,099	2,819	—	841,280
Viatris Inc. (NasdaqGS:VTRS)	18,371	32,180	992	—	31,188
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	20,273	39,681	3,226	—	36,455
Dr. Reddy’s Laboratories Limited (BSE:500124)	239	13,737	85	—	13,652
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	674	1,857	239	—	1,618
AbbVie Inc. (NYSE:ABBV)	60,579	398,357	12,814	—	385,543
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	186	4,259	386	—	3,873

Notes:

(1)	Values in thousands of US dollars, except per share data.
(2)	Source: S&P Capital IQ.

Beta Calculation Information

Comparable Company Names	Levered Beta (5Y)	LTM Earnings Before Taxes($)	LTM Tax Expense (Benefit)($)
Amgen Inc. (NasdaqGS:AMGN)	0.58	3,247	395
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	0.88	87	37
CVS Health Corporation (NYSE:CVS)	0.51	8,755	2,437
Pfizer Inc. (NYSE:PFE)	0.63	319	(1,600)
Eli Lilly and Company (NYSE:LLY)	0.41	13,262	1,647
Viatris Inc. (NasdaqGS:VTRS)	0.94	1,340	7
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	0.90	2,459	606
Dr. Reddy’s Laboratories Limited (BSE:500124)	0.34	758	198
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	0.93	131	41
AbbVie Inc. (NYSE:ABBV)	0.62	15,100	1,716
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	1.25	(266)	(1)

Notes:

(1)	Values in thousands of US dollars, except beta data.
(2)	Corresponding values continued in table below.
(3)	Source: S&P Capital IQ.

Beta Calculation Information (Continued)

Comparable Company Names	Effective Tax Rate	If Tax Rate = “NM”, Use:	Pre-Tax Cost of Debt	After-Tax Cost of Debt
Amgen Inc. (NasdaqGS:AMGN)	12.2%	21.0%	13.6%	11.9%
Pacira BioSciences, Inc. (NasdaqGS:PCRX)	42.4%	21.0%	13.6%	7.8%
CVS Health Corporation (NYSE:CVS)	27.8%	21.0%	13.6%	9.8%
Pfizer Inc. (NYSE:PFE)	NM	21.0%	13.6%	10.7%
Eli Lilly and Company (NYSE:LLY)	12.4%	21.0%	13.6%	11.9%
Viatris Inc. (NasdaqGS:VTRS)	0.5%	21.0%	13.6%	13.5%
Teva Pharmaceutical Industries Limited (NYSE:TEVA)	24.6%	21.0%	13.6%	10.2%
Dr. Reddy’s Laboratories Limited (BSE:500124)	26.2%	21.0%	13.6%	10.0%
Collegium Pharmaceutical, Inc. (NasdaqGS:COLL)	31.6%	21.0%	13.6%	9.3%
AbbVie Inc. (NYSE:ABBV)	11.4%	21.0%	13.6%	12.1%
Axsome Therapeutics, Inc. (NasdaqGM:AXSM)	0.4%	21.0%	13.6%	13.5%

Notes:

(1)	“NM” = Not Meaningful.
(2)	Source: S&P Capital IQ.

•

The exit multiple applied to the terminal year EBITDA: The exit multiple is derived from an analysis of comparable precedent mergers and acquisitions transactions. CB Capital conducted research and analysis using S&P Capital IQ and Pitchbook to screen for comparable transactions in the last three years in pharmaceutical products industry. Based on these precedent transactions and CB Capital’s research, an appropriate exit multiple applied to the terminal year EBITDA was approximately 13.8x.

•

The tables below summarize certain observed historical financial performance and values of the selected mergers and acquisitions transactions were sourced from S&P Capital IQ data as of August 14, 2024.

Comparable M&A Transactions Analysis:

Date	Target	Buyer / Investor	Enterprise Value($)	Sales (TTM)($)	EBITDA (TTM)($)	EBIT (TTM)($)
07/23/24	Aprogen Biologics Inc. (KOSE:A003060)	—	228.6	63.6	27.6	12.4

07/08/24	Grifols, S.A. (BME:GRF)	Brookfield Capital Partners (Uk) Limited	18,663.8	7,297.4	1,368.3	1,018.6

06/20/24	Range Impact, Inc. (OCTCPK:RNGE)	Continental Heritage Holding Company LLC	41.6	20.2	3.4	1.3

06/14/24	Fancl Corporation (TSE:4921)	Kirin Holdings Company, Limited (TSE:2503)	2,089.9	682.4	98.9	74.4

03/12/24	Navamedic ASA (OB:NAVA)	—	61.4	50.5	5.1	3.9

02/22/24	Comvita Limited (NZSE:CVT)	—	112.8	142.8	7.8	0.3

02/21/24	China Traditional Chinese Medicine Holdings Co. Limited (SEHK:570)	Sinopharm Common Wealth Company Limited	3,023.8	2,555.7	348.0	189.7

Notes:

(1)	Values in millions of US dollars.
(2)	Corresponding Enterprise Value multiples in tables below.
(3)	Source: S&P Capital IQ.

Date	Target	Buyer / Investor	Enterprise Value($)	Sales (TTM)($)	EBITDA (TTM)($)	EBIT (TTM)($)

01/12/24	Hanmi Science Co., Ltd. (KOSE:A008930)	OCI Holdings Company Ltd. (KOSE:A010060)	1,735.4	962.3	115.9	109.1

10/06/23	Haleon plc (LSE:HLN)	—	54,924.6	13,806.7	3,315.0	3,037.4

06/05/23	Swedencare AB (publ) (OM:SECARE)	Symrise AG (XTRA:SYI)	776.6	191.0	43.7	15.7

04/12/23	Cosmax BTI, Inc. (KOSE:A044820)	—	359.0	471.9	25.6	4.2

03/31/23	CTCBIO Inc. (KOSDAQ:A060590)	—	146.6	115.2	6.9	1.6

02/23/23	Alliance Pharma plc (AIM:APH)	Logistics Development Group plc (AIM:LDG)	373.1	201.7	44.9	34.3

12/22/22	Alliance Pharma plc (AIM:APH)	Logistics Development Group plc (AIM:LDG)	373.1	184.3	45.8	36.2

09/01/22	SK Chemicals Co., Ltd (KOSE:A285130)	SK Discovery Co., Ltd. (KOSE:A006120)	887.1	1,705.5	469.3	399.3

08/30/22	Samjin Pharmaceuticals Co., Ltd. (KOSE:A005500)	AriBio Co., Ltd.	241.9	209.9	34.6	28.5

Date	Target	Buyer / Investor	Enterprise Value($)	Sales (TTM)($)	EBITDA (TTM)($)	EBIT (TTM)($)

08/04/22	The Technology Co., Ltd. (KOSDAQ:A043090)	—	16.5	7.4	0.6	0.2

04/28/22	JW Shinyak Corporation (KOSDAQ:A067290)	JW Holdings Corporation (KOSE:A096760)	73.3	83.9	7.0	3.8

02/22/22	Bukwang Pharmaceutical Co., Ltd. (KOSE:A003000)	OCI Holdings Company Ltd. (KOSE:A010060)	216.1	153.2	7.6	3.6

11/08/21	Katakura Industries Co., Ltd. (TSE:3001)	—	418.1	332.4	52.0	26.5

09/01/21	Swedish Orphan Biovitrum AB (publ) (OM:SOBI)	Advent International, L.P.; GIC Special Investments Pte. Ltd.	10,536.8	1,686.1	659.3	435.3

08/25/21	Hugel, Inc. (KOSDAQ:A145020)	IMM Investment, Corp.; GS Holdings Corp. (KOSE:A078930); CBC Group; Mubadala Investment Company PJSC	1,906.7	221.0	87.9	77.2

Notes:

(1)	Values in millions of US dollars.
(2)	Corresponding Enterprise Value multiples in tables below.
(3)	Source: S&P Capital IQ.

Date	Target	Buyer / Investor	Enterprise Value($)	Sales (TTM)($)	EBITDA (TTM)($)	EBIT (TTM)($)

07/23/24	Aprogen Biologics Inc. (KOSE:A003060)	—	228.6	3.6x	8.3x	18.5x

07/08/24	Grifols, S.A. (BME:GRF)	Brookfield Capital Partners (Uk) Limited	18,663.8	2.6x	13.6x	18.3x

06/20/24	Range Impact, Inc. (OTCPK:RNGE)	Continental Heritage Holding Company LLC	41.6	2.1x	12.2x	31.0x

06/14/24	Fancl Corporation (TSE:4921)	Kirin Holdings Company, Limited (TSE:2503)	2,089.9	3.1x	21.1x	28.1x

03/12/24	Navamedic ASA (OB:NAVA)	—	61.4	1.2x	12.1x	15.7x

02/22/24	Comvita Limited (NZSE:CVT)	—	112.8	0.8x	14.5x	377.3x

02/21/24	China Traditional Chinese Medicine Holdings Co. Limited (SEHK:570)	Sinopharm Common Wealth Company Limited	3,023.8	1.2x	8.7x	15.9x

01/12/24	Hanmi Science Co., Ltd. (KOSE:A008930)	OCI Holdings Company Ltd. (KOSE:A010060)	1,735.4	1.8x	15.0x	15.9x

10/06/23	Haleon plc (LSE:HLN)	—	54,924.6	4.0x	16.6x	18.1x

Date	Target	Buyer / Investor	Enterprise Value($)	Sales (TTM)($)	EBITDA (TTM)($)	EBIT (TTM)($)

06/05/23	Swedencare AB (publ) (OM:SECARE)	Symrise AG (XTRA:SY1)	776.6	4.1x	17.8x	49.4x

04/12/23	Cosmax BTI, Inc. (KOSE:A044820)	—	359.0	0.8x	14.0x	84.7x

03/31/23	CTCBIO Inc. (KOSDAQ:A060590)	—	146.6	1.3x	21.2x	89.9x

02/23/23	Alliance Pharma plc (AIM:APH)	Logistics Development Group plc (AIM:LDG)	373.1	1.8x	8.3x	10.9x

12/22/22	Alliance Pharma plc (AIM:APH)	Logistics Development Group plc (AIM:LDG)	373.1	2.0x	8.1x	10.3x

09/01/22	SK Chemicals Co., Ltd (KOSE:A285130)	SK Discovery Co., Ltd. (KOSE:A006120)	887.1	0.5x	1.9x	2.2x

08/30/22	Samjin Pharmaceuticals Co., Ltd. (KOSE:A005500)	AriBio Co., Ltd.	241.9	1.2x	7.0x	8.5x

08/04/22	The Technology Co., Ltd. (KOSDAQ:A043090)	—	16.5	2.2x	27.8x	77.5x

04/28/22	JW Shinyak Corporation (KOSDAQ:A067290)	JW Holdings Corporation (KOSE:A096760)	73.3	0.9x	10.4x	19.3x

02/22/22	Bukwang Pharmaceutical Co., Ltd. (KOSE:A003000)	OCI Holdings Company Ltd. (KOSE:A010060)	216.1	1.4x	28.3x	60.4x

11/08/21	Katakura Industries Co., Ltd. (TSE:3001)	—	418.1	1.3x	8.0x	15.8x

09/01/21	Swedish Orphan Biovitrum AB (publ) (OM:SOBI)	Advent International, L.P.; Biovitrum AB (publ) Pte. Ltd.	10,536.8	6.2x	16.0x	24.2x

08/25/21	Hugel, Inc. (KOSDAQ:A145020)	IMM Investment, Corp.; GS Holdings Corp. (KOSE:A078930); CBC Group; Mubadala Investment Company PJSC	1,906.7	8.6x	21.7x	24.7x
Average				2.4x	14.2x	46.2x
Median				1.8x	13.8x	18.9x
High				8.6x	28.3x	377.3x
Low				0.5x	1.9x	2.2x

Notes:

(1)	Values in millions of US dollars, except for multiples.
(2)	Source: S&P Capital IQ.

Risk Adjusted Net Present Value Analysis

The risk adjusted net present value approach is a method for valuing the net present value (“NPV”) of future cash flows of the drug. Using respective forecasts and market assumptions, future cash flows are forecasted for the product and discounted to the present value.

CB Capital performed a risk adjusted net present value analysis of the estimated future unlevered free cash flows attributable to Semnur for the fiscal years of 2024 through 2043. CB Capital applied market related assumptions to Semnur’s assets to determine future revenue generating potential of Semnur’s drug indication.

CB Capital determined that the middle of the base case scenario range of the risk adjusted NPV values was $2,382 million. The ranges for (a) the base case scenario, (b) the worst case scenario, and (c) best case scenario are as follows:

(i)	The base case scenario range using this analysis was $2,182 million – $2,609 million.

(ii)	The worst case scenario range using this analysis was $1,934 million – $2,314 million.

(iii)	The best case scenario range using this analysis was $2,620 million – $3,132 million.

To determine a reasonable valuation for the drug indication, CB Capital had to craft three additional assumptions:

•

Discount Rate: CB Capital conducted a broad literature review and analysis of the appropriate discount rate for the cash flows given the inherent risk in developing and commercializing the drug indications. Based on the risk-free rate, CAPM, and according to the work of Ibbotson Associates, Kroll, and the Journal of Risk and Financial Management, an appropriate discount rate for the development of the drug candidate was approximately 19.5%. Assumptions for the risk-free rate, equity risk premium, small company risk premium, unsystematic risk factor, and cost of debt are as follows and referenced in the DCF Analysis:

•	Risk free rate: 3.85% - Source: 10-year Treasury Rate as of 08-14-24.

•	Equity risk premium: 5.00% - Source: Kroll Recommended US Equity Risk Premium effective 06-05-24.

•	Small company risk premium: 3.00% - Source: Ibbotson Small Cap Premium, Using DECA market cap as of 08-14-24 of $81.4 million (sourced from CapIQ).

•	Unsystematic risk factor: 13.04% - Source: Journal of Risk and Financial Management.

•	Cost of debt: 13.60% - Source: US CCC rated corporate bonds effective yield as of 08-14-24.

•

The terminal growth rate after 2043: Despite the projected success of the drug, it is prudent to assume a low-growth scenario after 2043 as there will be more competition from more effective or innovative drug candidates. CB Capital recognized that global demographics will remain favorable for the indication after 2043, but a low-growth scenario of 1% was reasonable given the potential for newer indications or alternative treatments.

•

Further risk adjustment: CB Capital, in its research, findings and interviews with Semnur management, concluded that a further risk adjustment of 50% was applied to the NPV calculations. Assumptions to applying this discount are as follows:

•	Competitive drug, dexamethasone, is generic.

•	Probability of SP-102 receiving FDA approval is 85%.

•	Further adjustment for competitive entry into market.

Conclusion

The values derived from the different analyses that CB Capital used show a valuation range between $2.001 billion and $2.554 billion. The Merger Consideration to be paid by Denali of $2.5 billion is in the valuation ranges of the analyses.

Based on its analyses, it is CB Capital’s opinion that, the following valuation range for the Semnur acquired assets, from a financial point of view, of between $2.001 billion and $2.554 billion and from a financial point of view, the Business Combination is a fair one.

The type and amount of consideration payable in the Business Combination was determined through negotiations between representatives of Denali and Semnur, and was approved by the Denali Board. The decision to enter into the Merger Agreement was solely that of the Denali Board. CB Capital’s opinion and analyses was only one of many factors considered by the Denali Board in its evaluation of the Business Combination and should not be viewed as determinative of the views of the Denali Board or Denali management with respect to the Business Combination.

Fees and Expenses

On August 15, 2024, CB Capital rendered its oral opinion to the Denali Board (which was subsequently confirmed in writing by delivery of CB Capital’s written opinion dated as of August 14, 2024) to the effect that, as of August 14, 2024, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by CB Capital in connection with the preparation of its opinion, the following valuation range for the Semnur acquired assets, from a financial point of view, of between $2.001 billion and $2.554 billion and from a financial point of view, the Business Combination is a fair one. Under the terms of its engagement letter, Denali has agreed to pay CB Capital a fee of approximately $45,000 for its services.

The Denali Board’s Reasons for the Approval of the Business Combination

Denali was organized for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses.

In evaluating the Business Combination, the Denali Board consulted with Denali’s management and financial, legal and other advisors and considered a number of factors. In particular, the Denali Board considered, among other things, the following factors, although not weighted or in any order of significance:

•

Large Addressable Market and Growth Potential. The lower back pain (“LBP”) treatment market size was valued at $2.46 billion in 2023 and is projected to grow at a compounded annual growth rate of 9.52% to an expected value of $6.12 billion by 2033. North America held the largest revenue share of 48.12% in 2023. Growing prevalence of LBP due to obesity, sedentary lifestyle and psychological distress has driven global market growth of LBP. Semnur, and following the closing of the Business Combination, New Semnur, has the potential to capture the rapidly growing LBP market with its lead program SP-102, which, if approved, could be the first non-opioid novel injectable corticosteroid gel formulation for patients with moderate to severe lumbosacral radicular pain (also known as sciatica), containing no preservatives, surfactants, solvents, or particulates. If approved by the FDA, SP-102 will be available in a pre-filled syringe formulation and will be administered as an epidural injection for the treatment of sciatica.

•

Commercial Potential of SP-102. The belief that no viable competitor in the late clinical stage currently exists and therefore SP-102 uptake is not expected to face significant competition in the next five years. Semnur, and following the closing of the Business Combination, New Semnur, intends to capitalize on SP-102’s market position and establish SP-102 as the new standard of care for moderate to severe chronic radicular pain/sciatica by educating patients and physicians on the advantages of non-particulate and preservative free steroids. Additionally, if SP-102 receives a separate J code, SP-102 could be reimbursed separately from the cost of procedure and may be included on formulary with favorable access across commercial and CMS payers, which may provide optimal access and may minimize barriers for utilization.

•

Experienced and Proven Management Team. New Semnur’s management team will combine expertise and experience in the development, manufacturing and commercialization of pharmaceuticals products. Over a two-month period, the Denali management team has had the opportunity to engage and evaluate the Semnur management team. In addition, the key senior management of Semnur is expected to continue with New Semnur following the Business Combination to execute the business and strategic growth plan of New Semnur. New Semnur will be led by Jaisim Shah as its Chief Executive Officer and President, who has spent over 30 years leading product development and commercializing innovative therapies. Henry Ji, Ph.D., who has over 25 years of experience in the biotechnology and life sciences industry will serve as Executive Chairman of New Semnur. Stephen Ma, who has over 15 years of finance and operational expertise across pharmaceuticals and venture-backed biotechnology companies, will serve as the Chief Financial Officer. Suketu Desai, Ph.D., who will serve as the Chief Technology Officer, has over 25 years of experience in the biologics and pharmaceutical industry. Dr. Lissin will serve as Chief Marketing Officer. Further, New Semnur will be supported and managed by Scilex management and its platform, and will add capacity in its development, manufacturing and control, quality assurance, regulatory, legal and finance departments in the future.

•

Due Diligence. Denali’s management and external advisors conducted significant due diligence investigations of Semnur. This included detailed commercial, financial and tax due diligence reviews including market research and meetings and calls with Semnur’s management regarding Semnur’s business model, operations and forecasts. As part of its evaluation of Semnur, Denali’s Board and management also considered the financial profiles of publicly traded companies in the same and adjacent sectors.

•

Reasonableness of Merger Consideration. Following a review of the financial data provided to Denali, including the historical financial statements of Semnur and certain unaudited projected financial information discussed in the section titled “Proposal 1 — The Business Combination Proposal — Certain Semnur Projected Financial Information” and Denali’s due diligence review and financial and valuation analyses of Semnur, the Denali Board determined the transaction consideration was reasonable in light of such data and financial information. The Denali Board applied a discount to (i) the estimated range implied by the risk-adjusted net asset valuation performed by CB Capital, (ii) the estimated range implied by the cost approach valuation performed by CB Capital and (iii) the estimated range implied by the discounted cash flow valuation performed by CB Capital. For more information, See “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital.”

•

Fairness Opinion. The Denali Board considered the opinion delivered by CB Capital to the effect that, as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of review undertaken and qualifications contained in the opinion, the Business Combination was fair from a financial point of view.

•

Other Alternatives. After a review of other business combination opportunities reasonably available to Denali, the Denali Board believes that the proposed Business Combination represents the best potential business combination for Denali and the most attractive opportunity for Denali’s shareholders based upon the process utilized to evaluate and assess other potential acquisition targets.

•

Negotiated Transaction. The terms and conditions of the Merger Agreement and the related agreements and the transactions contemplated thereby, each party’s representations, warranties and covenants, the conditions to each party’s obligation to consummate the Business Combination and the termination provisions, were the product of arm’s length negotiations, and, in the view of the Denali Board, reasonable, and represent a strong commitment by Denali and Semnur to complete the Business Combination. The Denali Board also considered the financial and other terms of the Merger Agreement and the fact that such terms and conditions are, in their view, reasonable and were the product of arm’s-length negotiations between Denali and Semnur.

•

Interests of Certain Persons. Some officers and directors of Denali have interests in the Business Combination. See the section titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination.”

•	Other Risk Factors. Various other risk factors associated with Semnur’s business, as described in the section titled “Risk Factors.”

Although the Denali Board believes that the Business Combination with Semnur presents an attractive business combination opportunity and is in the best interests of Denali and its shareholders, the Denali Board did consider certain potentially material negative factors in arriving at that conclusion, including, among others:

•

Semnur Business Risks. The Denali Board considered that holders of Denali Ordinary Shares would be subject to the execution risks associated with the combined company if they retained their public shares following the Closing, which will be different from the risks related to holding Denali Ordinary Shares prior to the Closing. In this regard, the Denali Board considered that there were risks associated with successful implementation of Semnur’s long-term business plan and strategy (including risks relating to obtaining and maintaining necessary regulatory approvals for successfully commercializing Semnur’s treatments, the effect of competing clinical, technological and market developments, the outcomes of ongoing and future clinical trials relating to Semnur’s pipeline and rights to use and the ability to protect intellectual property used in Semnur’s business and products, among others) and the combined company realizing the anticipated benefits of the Business Combination on the timeline expected or at all, including due to factors outside of the parties’ control such as new regulatory requirements or changes to existing regulatory requirements (or feedback from regulatory authorities that requires Semnur to modify the design of its clinical trials) and changes in the pharmaceutical market generally. The Denali Board considered that the failure of any of these activities to be completed successfully may decrease the actual benefits of the Business Combination and that Denali shareholders may not fully realize these benefits to the extent that they expected following the completion of the Business Combination. For additional description of these risks, please see the section titled “Risk Factors.”

•	Macroeconomic Risks. Macroeconomic uncertainty and the effects it could have on the combined company’s financial condition and results of operation.

•	Closing Conditions. The fact that the completion of the Business Combination is conditioned on the satisfaction of certain closing conditions that are not within Denali’s control.

•	Shareholder Vote. The risk that holders of Denali Ordinary Shares may fail to approve the Condition Precedent Proposals.

•

Redemption Risk. The potential that a significant number of holders of Denali Class A Ordinary Shares elect to redeem their public shares prior to the consummation of the Business Combination pursuant to the Current Denali Charter, which would provide less capital to New Semnur after Closing.

•

Litigation. The possibility of litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•

Listing Risks. The challenges associated with preparing New Semnur and its subsidiaries for the applicable disclosure and listing requirements to which New Semnur will be subject as a publicly traded company on Nasdaq.

•

Liquidation of Denali. The risks and costs to Denali if the Business Combination is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Denali being unable to effect an initial business combination by December 11, 2025.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

The Denali Board concluded that the potential benefits that it expected Denali and Denali’s shareholders to receive as a result of the Business Combination outweighed the potentially negative factors and other risks associated with the Business Combination. Accordingly, the Denali Board unanimously determined that the

Merger Agreement, the other ancillary agreements referenced therein, and the transactions contemplated thereby were advisable to and in the best interests of Denali and its shareholders.

The Business Combination Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. The Business Combination is not structured so that approval of at least a majority of unaffiliated Denali shareholders is required. No unaffiliated representative has been retained to act solely on behalf of the public shareholders of Denali for purposes of negotiating the terms of the Business Combination on their behalf and/or preparing a report concerning the approval of the Business Combination.

A majority of the directors who are not employees of Denali did not retain an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Business Combination or prepare a report concerning the approval of the Business Combination.

Certain Semnur Projected Financial Information

In connection with its evaluation of the Business Combination, the Denali Board considered certain non-public financial projections prepared by Semnur’s management with respect to Semnur as a standalone company (the “Semnur Management Projections”). The Semnur Management Projections were prepared in August 2024 for annual long-term strategic planning purposes and include revenue forecasts for each of the years in the 20-year period ending December 31, 2043. The Semnur Management Projections include two parts, including base case projections and best case projections. The assumptions and material differences of each case is set out below.

The Semnur Management Projections were prepared using a 19 to 20-year time horizon, as Semnur believes such time-frame is necessary for long-term strategic forecasting for pipeline projects. Semnur believes the peak sales for SP-102 is expected to occur five to seven years following its commercial launch. Given that Semnur anticipates that SP-102 will be launched in 2027, a 19 to 20-year time horizon would capture those anticipated peak sales periods. However, there is no guarantee that Semnur will be able to commence a commercial launch of SP-102 in 2027 or ever, as any such launch would be subject to regulatory approval, which Semnur may not receive. In addition, given the SP-102 patent expires in 2036, the Denali Board requested that Semnur’s management prepare revenue projections for a six to seven year period post-expiration of the SP-102 patent. Accordingly, Semnur’s management prepared a 19 to 20-year time forecast to capture anticipated peak sales periods and to address Denali’s request for revenue projections after the expiration of the SP-102 patent.

All amounts set forth in each of the base case and best case scenarios of the Semnur Management Projections are estimates as of the date such projections were prepared by Semnur. These projections assume that Semnur’s product candidate, SP-102, receives regulatory approval in the first half of 2027 with commercial launch in the second half of 2027. To achieve that timeline, Semnur intends to (i) commence the Phase 3 CLEAR-2 trial in the second half of 2025 (as described in more details elsewhere in this proxy statement/prospectus under the section titled “Business of Semnur – Our Company”) and (ii) seek FDA approval through the Section 505(b)(2) regulatory pathway during the second half of 2026, which allows Semnur to rely in part on the FDA’s prior conclusions regarding the safety and effectiveness of previously approved compounds, which Semnur believes improves the chance of regulatory approval. Given that SP-102 has been granted fast track designation for the treatment of sciatica, the Company expects that following the submission of a 505(b)(2) NDA, the FDA could target an approval decision within six months of such submission, which could lead to approval of SP-102 in the first half of 2027 with commercial launch in the second half of 2027. Although these projections assume receipt of regulatory approval for SP-102 in the first half of 2027 with commercial launch in the second half of 2027, there is also no guarantee that Semnur will be able to commence a commercial launch of SP-102 in 2027 or ever, as any such launch would be subject to regulatory approval, which Semnur may not receive.

Denali conducted significant due diligence on the Semnur Management Projections, focusing on the following primary areas:

•

Revenue projection and market potential are based on the underlying assumptions for market size, penetration rates, pricing strategies and competitive landscape. Denali considered the potential uptake of Semnur’s products within target markets, taking into account factors such as expected regulatory approval timeline, existing competition and market access strategies.

•

Research and Development (R&D) by reviewing the projected R&D expenses, considering the nature and scope of Semnur’s ongoing and planned development activities. This included reviewing the costs associated with clinical trials, regulatory filing and other research initiatives.

•

Regulatory milestone and timelines by reviewing and assessing the projected regulatory milestones embedded within the projections, such as clinical trials completion, regulatory submissions and approvals.

As noted above, the Denali Board reviewed and discussed the Semnur Management Projections in connection with its review of the Business Combination, and the Semnur Management Projections were provided to CB Capital in connection with its delivery of its fairness opinion with respect to the transactions contemplated by the Merger Agreement, which fairness opinion was considered by the Denali Board in its review of the Business Combination. Please see the “Opinion of CB Capital” section below for more information regarding the fairness opinion. As part of its evaluation of the Semnur Management Projections, and the reasonableness thereof, the Denali Board considered the inherent risks of financial projections covering extended periods of time and for product candidates that are subject to the FDA approval. The Denali Board also evaluated the assumptions made by Semnur’s management in preparing the Semnur Management Projections. Accordingly, while the Denali Board found the Semnur Management Projections to be reasonable for its analysis, the Denali Board only viewed the Semnur Management Projections as a potential indicator of future performance. The Denali Board also considered the discounted cash flow analysis performed by CB Capital in connection with providing its fairness opinion. Accordingly, Denali shareholders are strongly cautioned not to place undue reliance, if any, on the Semnur Management Projections in making any decisions regarding the Business Combination. Further, the Semnur Management Projections were just one of many factors the Denali Board considered as part of their evaluation of the proposed Business Combination, and the Denali Board did not consider the Semnur Management Projections as a determinative factor in entering into the Merger Agreement. Please see the “The Denali Board’s Reasons for the Approval of the Business Combination” section above for more information regarding the Denali Board’s reasons for the approval of the proposed Business Combination.

Semnur Management Projections – Base Case Projection

The key financial metrics of the Semnur Management Projections provided to Denali and relied upon by Denali in its valuation analysis are set forth in the table below:

	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033
Gross Sales(1)	$—	$—	$—	$55,772,493	$449,647,912	$1,561,901,414	$4,062,790,900	$4,875,632,300	$5,141,859,100	$5,331,616,500
Cost of Sales(2)	$—	$—	$—	$5,577,249	$44,964,791	$156,190,141	$406,279,090	$487,563,230	$514,185,910	$533,161,501
Gross Profit(3)	$—	$—	$—	$(26,512,910)	$214,600,284	$522,122,880	$2,168,514,643	$2,602,368,740	$2,744,467,295	$2,845,750,307
Total Operating Expenses(4)	$7,921,964	$20,952,765	$22,648,280	$34,840,527	$30,272,191	$27,605,530	$40,678,094	$45,445,903	$49,990,493	$54,989,543

Operating Income (loss)(5)	$(7,921,964)	$(20,952,765)	$(22,648,280)	$(61,353,438)	$184,328,093	$484,517,349	$2,127,836,549	$2,556,922,837	$2,694,476,801	$2,790,760,764

	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	FY2043
Gross Sales(1)	$5,518,541,700	$5,711,960,660	$5,911,599,833	$4,668,052,582	$3,411,922,069	$2,143,113,550	$2,153,829,117	$2,164,598,263	$2,175,421,254	$2,186,298,361
Cost of Sales(2)	$551,854,170	$571,169,066	$591,159,983	$466,805,258	$341,192,207	$214,311,355	$215,382,912	$216,459,826	$217,542,125	$218,629,836
Gross Profit(3)	$2,945,521,632	$3,048,614,890	$3,155,316,411	$2,491,573,066	$1,821,113,404	$1,143,886,857	$1,149,606,291	$1,155,354,323	$1,161,131,094	$1,166,936,750
Total Operating Expenses(4)	$60,488,497	$63,369,556	$66,419,408	$68,064,707	$69,807,184	$71,655,012	$73,617,125	$75,703,289	$77,924,180	$80,291,476

Operating Income (loss)(5)	$2,885,033,136	$2,985,245,333	$3,088,897,003	$2,423,508,358	$1,751,306,221	$1,072,231,845	$1,075,989,166	$1,079,651,034	$1,083,206,914	$1,086,645,274

(1)

Gross Sales are based on the following assumptions with respect to the applicable market, market share, growth rate and price per unit for SP-102 (each of which are based on Semnur management’s internal analysis of the results of a study commissioned by Semnur with Syneos Health in 2021 (the “Research Report”) with respect to the SP-102 market).

(a)

The applicable assumed market for SP-102 is the U.S. ESI Market, covering both Lumbar Radiculopathy (“LR”) and Non-Lumbar Radiculopathy (“Non-LR”). Based on Semnur management’s internal analysis of the results of the Research Report (with respect to the SP-102 market), the U.S. ESI Market for SP-102 is expected to have an average annual market growth rate of 3.6% between 2023 and 2027. In the first year after the commercial launch of SP-102, Semnur estimates the number of ESI administered LR injections to be approximately 12.7 million. Semnur’s management estimates 0.9% growth in ESI administered LR injections in 2028 and 0.5% thereafter, with the estimate in 2028 being higher due to the initial significant promotional efforts for the launch of SP-102 in 2027 and 2028. Such estimate is based on the growth of the U.S. population which typically ranges from 0.5% to 1.0% annually. As corticosteroid injections are commonly used off-label for the management of various types of pain, especially those related to inflammation, Semnur anticipates the off-label use of SP-102 for non-LR indications due to the benefit of extended local effect. Semnur estimates the number of Non-LR injections to be approximately 16.8 million per year the first year after the commercial launch of SP-102, and the number of Non-LR injections is expected to represent 133% of the number of LR injections for each period, based on an average Non-LR ratio of 180% comparing the number of LR sciatica procedures to non-LR indications and an average Non-LR utilization ratio of 74% comparing physician utilization of SP-102 to Non-LR indications. In addition, based on Semnur’s internal market assessment (including physician input and current physician practices) of off-label use of epidural injections, Semnur management believes that physicians will use SP-102 “off-label” — without FDA approval — for the following Non-LR indications: cervical radiculopathy, knee arthritis, hip and knee replacements, complex regional pain syndromes, lumbar spinal stenosis, acute spinal injury, discogenic pain, and injections for knee, shoulders, wrists, ankles and joints. Semnur estimates that Non-LR gross sales will account for approximately 55% of estimated gross sales for each period on an aggregate basis, but has not otherwise estimated sales on a per Non-LR indication basis. Semnur is not currently targeting or otherwise seeking FDA approval for the use of SP-102 for any Non-LR indications.

(b)

In addition to Semnur management’s internal analysis of the results of the Research Report, Semnur’s management also considered primary market research with healthcare professional specialists as well as Semnur’s assessment of the competitive landscape and that there are currently no FDA-approved epidural steroid injection therapies for sciatica (which, if approved, would make SP-102 the first such product to be approved), and as a result Semnur’s management is conservatively projecting market share of 0.6% during the first year of launch with peak market share of 39.2% in the seventh year post launch, decreasing to 29.0% after the expiration of the SP-102 patent in 2036 and gradually declining each year thereafter to 10.4% in 2043.

(c)

Semnur’s management estimates that the price per injection will be $400 the first year after the commercial launch, with an inflation adjustment of 3% per year thereafter. Based on the above projected price per unit, market share and market growth rate information, Semnur projected annual sales of approximately $55.8 million in the first year after the commercial launch of SP-102, and annual sales of approximately $4.9 billion in the fifth year after the commercial launch, which will grow to the peak of approximately $5.9 billion in 2036 and will begin to decline gradually after the expiration of the SP-102 patent. Semnur’s management anticipates revenues will drop to approximately $4.7 billion during the first year after the expiration of the SP-102 patent and continue to decline to approximately $2.1 billion in 2039, after which the revenues will remain relatively flat.

(2)

Cost of sales projections are based on Semnur management’s expected negotiated contract prices with Genzyme under a supply agreement that Semnur is currently discussing with Sanofi, an affiliate of Genzyme, pursuant to which Genzyme would provide Semnur with its clinical and commercial supply needs for sodium hyaluronate, one of the excipients for SP-102. In addition, cost of sales projections also considered the negotiated contracted prices of commercial production of SP-102, if approved, by Lifecore under the Lifecore Master Services Agreement. Lifecore is the single-source manufacturer of SP-102. Taking into account the historical cost of supply by Genzyme and cost of manufacturing by Lifecore, cost of sales is estimated to be 10% of gross sales.

(3)

Gross profit projections are based on the projected net sales, with costs of sales, royalty payments and milestone payments deducted. Net sales are estimated to be approximately 35% of gross sales, and are determined by subtracting various fees and expenses from gross sales. These deductions include government and commercial rebates, return reserve, chargebacks and service fees. Cost of sales is estimated to be 10% of gross sales, as indicated in footnote (2) above.

Gross profit projections assume royalty and milestone payments commence concurrently with the launch of SP-102 in fiscal year 2027, and that such payments will range from approximately $34.8 million to $225.4 million, with peak royalty and milestone payments of $225.4 million in fiscal year 2029. Under the Semnur Merger Agreement, assuming SP-102 is approved by the FDA, Scilex is obligated to pay the Semnur Equityholders up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of SP-102 by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of SP-102, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales (projected to occur in fiscal year 2028), (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales (projected to occur in fiscal year 2028), (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales (projected to occur in fiscal year 2029), and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales (projected to occur in fiscal year 2029). The obligation to make the foregoing payments is an obligation of Scilex and Scilex will pay such amounts, if triggered. However, in the event Scilex makes any of these payments, Scilex expects to seek reimbursement of these amounts from Semnur through an intercompany arrangement between Scilex and Semnur. At this time, no such intercompany agreement is in place. See the section titled “Business of Semnur — Material Agreements—

Semnur Merger Agreement” for additional information regarding Scilex’s obligations under the Semnur Merger Agreement. Under the Shah Assignment Agreement, there is also a royalty payout of 1.5% of net sales for annual net sales of up to $250.0 million and 2.5% of net sales for annual net sales of greater than $250.0 million (projected to start from fiscal year 2028).

(4)

Operating expenses projections are based on the assumption that Semnur will continue to depend on shared services provided by Scilex for a period of three years following the closing of the Business Combination.

The main categories in operating expenses include (i) salaries and benefits, (ii) product promotions and (iii) research and development. Prior to the commercial launch of SP-102 in 2027, research and development expense is projected to constitute approximately 67-70% of operating expenses, which includes clinical costs and chemical, manufacturing and control (“CMC”) costs. Following the commercial launch of SP-102, research and development costs are expected to decline to approximately 4-5% of total operating expenses.

In contrast, prior to the commercial launch of SP-102, salaries and benefits are projected to constitute approximately 8-9% of operating expenses and following such launch, salaries and benefits are expected to increase significantly to approximately 33-42% (with peak expense in 2028) of total operating expenses, due to the expansion of the sales force necessary to support commercialization of SP-102. No product promotion costs will be incurred prior to the commercial launch of SP-102. Following the launch in 2027, product promotion expenses are expected to account for approximately 20% to 25% of total operating expenses.

(5)

Semnur anticipates operating losses from 2024 to 2027 due to expenditures on the SP-102 clinical trials, CMC, promotional activities and regulatory payments, as well as any royalty and milestone payments following the commercial launch of SP-102 in 2027 to Semnur Equityholders under the Semnur Merger Agreement and the Shah Assignment Agreement. Semnur expects to achieve profitability starting in 2028.

Semnur Management Projections – Best Case Projections

The key financial metrics of the Semnur Management Projections provided to Denali and relied upon by Denali in its valuation analysis are set forth in the table below:

	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033
Gross Sales(1)	$—	$—	$—	$66,926,992	$539,577,494	$1,874,281,697	$4,875,349,080	$5,850,758,760	$6,170,230,920	$6,397,939,800
Cost of Sales(2)	$—	$—	$—	$6,692,699	$53,957,749	$187,428,170	$487,534,908	$585,075,876	$617,023,092	$639,793,980
Gross Profit(3)	$—	$—	$—	$(31,815,492)	$257,520,341	$626,547,456	$2,602,217,571	$3,122,842,488	$3,293,360,754	$3,414,900,368
Total Operating Expenses(4)	$7,921,964	$20,952,765	$22,648,280	$34,840,527	$30,840,527	$37,605,530	$30,678,094	$45,445,903	$49,990,493	$54,989,543

Operating Income (loss)(5)	$(7,921,964)	$(20,952,765)	$(22,648,280)	$(66,656,020)	$227,248,150	$588,941,925	$2,561,539,478	$3,077,396,585	$3,243,370,260	$3,359,910,826

	FY2034	FY2035	FY2036	FY2037	FY2038	FY2039	FY2040	FY2041	FY2042	FY2043
Gross Sales(1)	$6,622,250,040	$6,854,028,791	$7,093,919,799	$5,601,663,099	$4,094,306,483	$2,571,736,260	$2,584,594,941	$2,597,517,916	$2,610,505,505	$2,623,558,033
Cost of Sales(2)	$662,225,004	$685,402,879	$209,391,980	$560,166,310	$409,430,648	$257,173,626	$258,459,494	$259,751,792	$261,050,551	$262,355,803
Gross Profit(3)	$3,534,625,959	$3,658,337,867	$3,786,379,693	$2,989,887,679	$2,185,336,085	$1,372,664,229	$1,379,527,550	$1,386,425,187	$1,393,357,313	$1,400,324,100
Total Operating Expenses(4)	$60,488,497	$63,369,556	$66,419,408	$68,064,707	$69,807,184	$71,655,012	$73,617,125	$75,703,289	$77,924,180	$80,291,476

Operating Income (loss)(5)	$3,474,137,462	$3,594,968,311	$3,719,960,285	$2,921,822,791	$2,115,528,901	$1,301,009,217	$1,305,910,424	$1,310,721,898	$1,315,433,133	$1,320,032,624

(1)

Gross Sales are based on the following assumptions with respect to the applicable market, market share, growth rate and price per unit for SP-102 (each of which are based on Semnur management’s internal analysis of the results of the Research Report with respect to the SP-102 market).

(a)

The applicable assumed market for SP-102 is the U.S. ESI Market, covering both LR and Non-LR. In the first year after the commercial launch of SP-102, Semnur estimates the number of ESI administered LR injections to be approximately 12.7 million. Based on Semnur management’s internal analysis of the results of the Research Report (with respect to the SP-102 market), the U.S. ESI Market for SP-102 is expected to have an average annual market growth rate of 3.6% between 2023 and 2027. Semnur’s management estimates 0.9% growth in ESI administered LR injections in 2028 and 0.5% thereafter, with the estimate in 2028 being higher due to the initial significant promotional efforts for the launch of SP-102 in 2027 and 2028. Such estimate is based on the growth of the U.S. population which typically ranges from 0.5% to 1.0% annually. As corticosteroid injections are commonly used off-label for the management of various types of pain, especially those related to inflammation, Semnur anticipates the off-label use of SP-102 for non-LR indications due to the benefit of extended local effect. Semnur estimates the number of Non-LR injections to be approximately 16.8 million per year the first year after the commercial launch of SP-102, and the number of Non-LR injections is expected to represent 133% of the number of LR injections for each period, based on an average Non-LR ratio of 180% comparing the number of LR sciatica procedures to non-LR indications and an average Non-LR utilization ratio of 74% comparing physician utilization of SP-102 to Non-LR indications. In addition, based on Semnur’s internal market assessment (including physician input and current physician practices) of off-label use of epidural injections, Semnur management believes that physicians will use SP-102 “off-label” — without FDA approval — for the following Non-LR indications: cervical radiculopathy, knee arthritis, hip and knee replacements, complex regional pain syndromes, lumbar spinal stenosis, acute spinal injury, discogenic pain, and injections for knee, shoulders, wrists, ankles and joints. Semnur estimates that Non-LR gross sales will account for approximately 55% of estimated gross sales for each period on an aggregate basis, but has not otherwise estimated sales on a per Non-LR indication basis. Semnur is not currently targeting or otherwise seeking FDA approval for the use of SP-102 for any Non-LR indications.

(b)

In addition to Semnur management’s internal analysis of the results of the Research Report, Semnur’s management also considered primary market research with healthcare professional specialists as well as Semnur’s assessment of the competitive landscape and that there are currently no FDA-approved epidural steroid injection therapies for sciatica (which, if approved, would make SP-102 the first such product to be approved), and as a result Semnur’s management is conservatively projecting market share of 0.5% during the first year of launch with peak market share of 35.8% in the seventh year post launch, decreasing to 27.3% after the expiration of the SP-102 patent in 2036 and gradually declining each year thereafter to 11.6% in 2043.

(c)

Semnur’s management estimates that the price per injection will be $500 the first year after the commercial launch, with an inflation adjustment of 3% per year thereafter. Based on the above projected price per unit, market share and market growth rate information, Semnur projected annual sales of approximately $66.9 million in the first year after the commercial launch of SP-102, and annual sales of approximately $5.9 billion in the fifth year after the commercial launch, which will grow to the peak of approximately $7.1 billion in 2036 and will begin to decline gradually after the expiration of the SP-102 patent. Semnur’s management anticipates revenues will drop to approximately $5.6 billion during the first year after the expiration of the SP-102 patent and continue to decline to approximately $2.6 billion in 2039, after which the revenues will remain relatively flat.

(2)

Cost of sales projections are based on Semnur management’s expected negotiated contract prices with Genzyme under a supply agreement that Semnur is currently discussing with Sanofi, an affiliate of Genzyme, pursuant to which Genzyme would provide Semnur with its clinical and commercial supply needs for sodium hyaluronate, one of the excipients for SP-102. In addition, cost of sales projections also considered the negotiated contracted prices of commercial production of SP-102, if approved, by Lifecore under the Lifecore Master Services Agreement. Lifecore is the single-source manufacturer of SP-102. Taking into account the historical cost of supply by Genzyme and cost of manufacturing by Lifecore, cost of sales is estimated to be 10% of gross sales.

(3)

Gross profit projections are based on the projected net sales, with costs of sales, royalty payments and milestone payments deducted. Net sales are estimated to be approximately 35% of gross sales, and are determined by subtracting various fees and expenses from gross sales. These deductions include government and commercial rebates, return reserve, chargebacks and service fees. Cost of sales is estimated to be 10% of gross sales, as indicated in footnote (2) above.

Gross profit projections assume royalty and milestone payments commence concurrently with the launch of SP-102 in fiscal year 2027, and that such payments will range from approximately $40.7 million to $230.5 million, with peak royalty and milestone payments of $230.5 million in fiscal year 2029. Under the Semnur Merger Agreement, assuming SP-102 is approved by the FDA, Scilex is obligated to pay the Semnur Equityholders up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of SP-102 by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of SP-102, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales (projected to occur in fiscal year 2028), (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales (projected to occur in fiscal year 2028), (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales (projected to occur in fiscal year 2029), and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales (projected to occur in fiscal year 2029). The obligation to make the foregoing payments is an obligation of Scilex and Scilex will pay such amounts, if triggered. However, in the event Scilex makes any of these payments, Scilex expects to seek reimbursement of these amounts from Semnur through an intercompany arrangement between Scilex and Semnur. At this time, no such intercompany agreement is in place. See the section titled “Business of Semnur — Material Agreements — Semnur Merger Agreement” for additional information regarding Scilex’s obligations under the Semnur Merger Agreement. Under the Shah Assignment Agreement, there is also a royalty payout of 1.5% of net sales for annual net sales of up to $250.0 million and 2.5% of net sales for annual net sales of greater than $250.0 million (projected to start from fiscal year 2028).

(4)

Operating expenses projections are based on the assumption that Semnur will continue to depend on shared services provided by Scilex for a period of three years following the closing of the Business Combination.

The main categories in operating expenses include (i) salaries and benefits, (ii) product promotions and (iii) research and development. Prior to the commercial launch of SP-102 in 2027, research and development expense is projected to constitute approximately 67-70% of operating expenses, which includes clinical costs and CMC costs. Following the commercial launch of SP-102, research and development costs are expected to decline to approximately 4-5% of total operating expenses.

In contrast, prior to the commercial launch of SP-102, salaries and benefits are projected to constitute approximately 8-9% of operating expenses and following such launch, salaries and benefits are expected to increase significantly to approximately 33-42% (with peak expense in 2028) of total operating expenses, due to the expansion of the sales force necessary to support commercialization of SP-102. No product promotion costs will be incurred prior to the commercial launch of SP-102. Following the launch in 2027, product promotion expenses are expected to account for approximately 20% to 25% of total operating expenses.

(5)

Semnur anticipates operating losses from 2024 to 2027 due to expenditures on the SP-102 clinical trials, CMC, promotional activities and regulatory payments, as well as any royalty and milestone payments following the commercial launch of SP-102 in 2027 to Semnur Equityholders under the Semnur Merger Agreement and the Shah Assignment Agreement. Semnur expects to achieve profitability starting in 2028.

In formulating its assumptions with respect to the Semnur Management Projections, Semnur’s management reviewed and relied upon its primary and secondary market research, analysis of prescription and demand data trends, internally developed analogues of new product launches and uptakes, and ability to gain insights by leveraging internal expertise and prior experience. Due to stable market dynamics and conditions, multiple forecasts scenarios were not prepared for strategic planning purposes.

Material Differences in Assumptions for the Base Case and Best Case of Semnur Management Projections

The material differences in assumptions between the base case and best case of Semnur Management Projections relate to the price of SP-102 per injection that Semnur is expected to charge and projected market share.

In the base case projections, the price of SP-102 is set at $400 per injection for the first year following its commercial launch. This pricing is based on an analysis conducted by Syneos Health, which took into account market conditions in 2021. In the best case projection, the price of SP-102 is estimated to be $500 per injection in the first year after its commercial launch. This pricing is informed by Semnur’s research assessment of current market utilization data, alongside Syneos Health’s analysis from 2021. Semnur’s management believes that charging $500 per injection is reasonable given the updated market conditions and inflationary factors.

The projected market share is slightly lower in the best case projection than it is in the base case projection because Semnur’s management expects that some patients may not purchase SP-102 because of the increase in price per injection as described above.

Important Information About the Financial Projections

The Semnur Management Projections are included in this proxy statement/prospectus solely to provide Denali’s shareholders access to information made available in connection with the Denali Board’s consideration of the Business Combination. The Semnur Management Projections should not be viewed as public guidance and they are neither fact nor a guarantee of actual future performance. You are cautioned to consider that the Semnur Management Projections may be materially different than actual results when relying on such projections in making a decision regarding the Business Combination, particularly because the Semnur Management Projections span a 19 to 20-year time period which creates a significant risk that such projections will not be achieved and the Semnur Management Projections assume that SP-102 receives regulatory approval and there is significant risk that SP-102 may not receive such approval or, if approved, will not gain market acceptance. Furthermore, the Semnur Management Projections do not take into account any circumstances or events occurring after the date on which the Semnur Management Projections were prepared, or commissioned, by Semnur. You are cautioned that the expectations of high and sustained future growth may, given the underlying assumptions as to future events which are subject to change, be unrealistic and may have resulted in inflated valuation conclusions.

Semnur does not, as a matter of general practice, publicly disclose long-term forecasts or internal projections of its future performance, revenue, financial condition, or other results. The Semnur Management Projections were not prepared with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Semnur Management Projections have not been audited. Neither the independent registered public accounting firms of Semnur nor Denali or any other independent accountants, have compiled, reviewed, examined or performed any procedures with respect to the Semnur Management Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent registered public accounting firms of Semnur and Denali assume no responsibility for, and disclaim any association with, the Semnur Management Projections, as further described in the section titled “Cautionary Note Regarding Forward-Looking Statements.” The reports of the independent registered public accounting firms included in this proxy statement/prospectus relate to Semnur’s and Denali’s historical audited financial statements and do not extend to the unaudited prospective financial information and should not be read to do so.

The Semnur Management Projections were prepared in good faith by Semnur management based on estimates and assumptions believed to be reasonable with respect to the expected future financial performance of Semnur at the time the Semnur Management Projections were prepared in August 2024. As of the date of this proxy statement/prospectus, Semnur’s management has affirmed to the Denali Board that the Semnur Management Projections continue to reflect the view of Semnur’s management about Semnur’s future performance.

The inclusion of the Semnur Management Projections in this proxy statement/prospectus should not be regarded as an indication that Semnur, its management, the Semnur Board, or its affiliates, advisors or other representatives considered, or now considers, such projections necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the Business Combination Proposal.

While presented with numerical specificity, the Semnur Management Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market, regulatory and financial conditions and matters specific to the businesses of Semnur, all of which are difficult to predict and many of which are beyond the preparing parties’ control, including, among other things, the matters described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.” In addition, the Semnur Management Projections cover multiple years, and this information by its nature becomes subject to greater uncertainty with each successive year.

Semnur has not warranted the accuracy, reliability, appropriateness or completeness of the Semnur Management Projections to anyone, including Denali. Neither Semnur’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Semnur relative to the Semnur Management Projections. The future financial results of Semnur may differ materially from those reflected in the Semnur Management Projections due to factors beyond Denali’s or Denali’s ability to control or predict.

The Semnur Management Projections are not included in this proxy statement/prospectus in order to induce any Denali shareholders to vote in favor of any of the proposals at the Meeting.

We encourage you to review the financial statements of Semnur included in this proxy statement/prospectus, as well as the financial information in the section of this proxy statement/prospectus titled “Unaudited Pro Forma Condensed Combined Financial Information” and to not rely on any single financial measure.

None of Denali, Semnur or any of their respective affiliates intends to, and, except to the extent required by applicable law, each expressly disclaims any obligation to, update, revise or correct the Semnur Management Projections to reflect circumstances existing or arising after the date such Semnur Management Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Semnur Management Projections are shown to be inappropriate or any of the Semnur Management Projections otherwise would not be realized.

In light of the foregoing factors and the uncertainties inherent in financial projections, Denali’s shareholders are cautioned not to place undue reliance on the Semnur Management Projections.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Denali Board to vote to approve the Business Combination Proposal and other proposals, you should keep in mind that the initial shareholders, including Denali’s directors and executive officers, have interests in such proposal that are different from, or in addition to, those of Denali’s shareholders generally. The members of the Denali Board were aware of and considered these interests when approving the Merger Agreement and recommending that Denali shareholders approve the Business Combination. The members of the Denali Board determined that the overall benefits expected to be received by Denali and its shareholders outweighed any potential risk created by the conflicts stemming from these interests. In consideration of the interests set forth below, Denali’s directors and officers also engaged CB Capital, which rendered an opinion with respect to the fairness of the Merger Consideration to Denali and its unaffiliated ordinary shareholders from a financial point of view, which the members of the Denali Board factored into their decision to approve the Merger Agreement. For more information regarding the opinion, see the section titled “Proposal 1 — The Business Combination Proposal — Opinion of CB Capital.” Additionally, the members of the Denali Board determined that these interests could be adequately disclosed to shareholders in this proxy statement/prospectus and that Denali shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein. These interests include, among other things, the interests listed below:

•

If Denali is unable to complete a business combination within the required time period, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk that depends on completion of a business combination is $6,548,237, comprised of (i) $25,000 representing the aggregate purchase price paid for the Denali Class B Ordinary Shares, (ii) $5,100,000 representing the aggregate purchase price paid for the Denali Private Placement Units, (iii) $1,408,200 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Convertible Promissory Note and (iv) $115,037 representing the aggregate amount outstanding as of March 31, 2025 under the Sponsor Extension Convertible Promissory Note.

•

As a result of the low initial purchase price (consisting of $25,000 for the 2,062,500 Denali Class B Ordinary Shares, or approximately $0.012 per share, and $5,100,000 for the Denali Private Placement Units), the Sponsor, its affiliates and Denali’s management team and advisors stand to earn a positive rate of return or profit on their investment, even if other shareholders, such as Denali’s public shareholders, experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination by December 11, 2025, enter into an initial business combination on potentially less favorable terms with a potentially less favorable, more risky, weaker-performing or financially unstable business, or an entity lacking an established record of revenues or earnings, than would be the case if such parties had paid the full offering price for their Denali Class B Ordinary Shares.

•

The 1,562,500 shares of New Semnur Common Stock into which the 1,562,500 Denali Class B Ordinary Shares held by the Sponsor Persons will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $18,578,125, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 shares of New Semnur Common Stock into which the 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units held by the Sponsor will automatically convert in connection with the Business Combination, if unrestricted and freely tradable, would have had an aggregate market value of $6,063,900, based upon the closing price of $11.89 per public share on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus. The 510,000 New Semnur Warrants into which the 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units held by the Sponsor will convert in connection with the Merger, if unrestricted and freely tradable, would have had an aggregate market value of $25,500 based upon the closing price of $0.05 per Public Warrant on the OTC Markets on April 17, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus.

•

In the event that Denali fails to consummate a business combination within the prescribed time frame (pursuant to the Current Denali Charter), or upon the exercise of a redemption right in connection with the Business Combination, Denali will be required to provide for payment of claims of creditors that were not waived that may be brought against Denali within the ten years following such redemption. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to Denali if and to the extent any claims by a third party (other than Denali’s independent registered public accounting firm) for services rendered or products sold to Denali, or a prospective target business with which Denali has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per public share or (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in value of the trust assets, in each case, net of the amount of interest which may be withdrawn to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act.

•

Denali, the Sponsor, each of Denali’s directors and executive officers and Semnur entered into the Sponsor Support Agreement, pursuant to which, among other things, each of Denali’s directors and executive officers and the Sponsor agreed to vote any Denali securities held by them to approve the Business Combination and the other Denali shareholder matters required pursuant to the Merger Agreement, and not to seek redemption of any of their Denali securities in connection with the consummation of the Business Combination.

•

The Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement, pursuant to which Scilex purchased the Purchased Interests that were held by the Sponsor in consideration of (i) the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

•

Pursuant to the Registration Rights Agreement, Denali, the Sponsor, Scilex, and certain shareholders of Denali will have the right to require New Semnur, at New Semnur’s expense, to register New Semnur Common Stock that they hold on customary terms for a transaction of this type, including customary demand and piggyback registration rights. The Registration Rights Agreement will also provide that New Semnur will pay certain expenses of the electing holders relating to such registrations and indemnify them against certain liabilities that may arise under the Securities Act. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali.”

•

The Denali Underwriters entered the Deferred Discount Agreement, pursuant to which the Denali Underwriters have agreed to receive the Common Stock Consideration. Upon the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the Closing and the remaining $2,021,250 of the aggregate Deferred Discount owed will remain payable at the Closing in cash in accordance with the terms of the Underwriting Agreement. In addition, the Deferred Discount Agreement provides the Denali Underwriters with certain customary registration rights to the Common Stock Consideration following the Closing. The Deferred Discount Agreement will terminate in the event that Denali does not consummate the Business Combination.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

•

As a result of multiple business affiliations, Denali’s officers and directors may have legal obligations relating to presenting business opportunities to multiple entities. Furthermore, the Current Denali Charter provides that the doctrine of corporate opportunity will not apply with respect to any of Denali’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Denali does not believe, however, that the fiduciary duties or contractual obligations of its officers or directors or waiver of corporate opportunity materially affected its search for a business combination. Denali’s management is not aware of any such corporate opportunities not being offered to Denali and does not believe the renouncement of its interest in any such corporate opportunities impacted its search for an acquisition target.

•

The exercise of Denali’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our shareholders’ best interest.

•

If the Business Combination is completed, Scilex will designate all members of the New Semnur Board. As such, in the future such designees may receive cash fees, stock options or stock awards that the New Semnur Board determines to pay to its executive and non–executive directors.

•

Following the consummation of the Business Combination, New Semnur will maintain a directors’ and officers’ liability insurance policy in favor of Denali’s current directors and offices on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such directors and officers are currently covered, or otherwise cause coverage to be extended under the applicable existing Denali insurance policy by obtaining a “tail” insurance policy that provides coverage for up to a six–year period from the Closing Date, for the benefit of such directors and officers that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing insurance policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage, covering such directors and officers.

•

Our Initial Shareholders, members of our management team or their respective affiliates, may receive reimbursement for any out–of–pocket expenses incurred by them in connection with activities conducted on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices or similar locations of prospective target businesses, including Semnur, to examine their operations. There is no limit on the amount of out–of–pocket expenses reimbursable by us in this regard.

•

Denali’s officers, advisors and directors are not required to, and will not, commit their full time to Denali’s affairs, which may result in a conflict of interest in allocating their time between Denali’s operations and the proposed Business Combination, on one hand, and their other businesses, on the other hand. In addition, certain of Denali’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities, and therefore could have conflicts of interest in determining whether to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Denali does not believe that such duties have had any material impact on the identification of companies that may be appropriate acquisition targets.

•

At the option of the Sponsor, the $1,408,200 and $115,037 principal balances as of March 31, 2025 under each of the Sponsor Convertible Promissory Note and Sponsor Extension Convertible Promissory Note, respectively, may be converted into Denali Private Placement Shares, at the price of $10.00 per Denali Private Placement Share, in connection with the consummation of an initial business combination.

•	Denali may be entitled to distribute or pay over funds held by Denali outside the Trust Account to the Sponsor or any of its affiliates prior to the closing of the Business Combination.

•	The directors and officers of Denali own the number of Class B Ordinary Shares as shown below.

Name of Person	Position	Founder Shares
Lei Huang	Chief Executive Officer and Director	50,000
You (“Patrick”) Sun	Chief Financial Officer	20,000
Huifeng Chang	Director	20,000
Jim Mao	Director	20,000
Kevin Vassily	Director	20,000

The Sponsor (including its representatives and affiliates) and Denali’s directors and officers are, or may in the future become, affiliated with entities that are engaged in a similar business to Denali. The Sponsor and Denali’s directors and officers are not prohibited from sponsoring, or otherwise becoming involved with, any other blank check companies prior to Denali completing its initial business combination. Moreover, certain of Denali’s directors and officers have time and attention requirements for investment funds of which affiliates of the Sponsor are the investment managers. Denali’s directors and officers also may become aware of business opportunities which may be appropriate for presentation to Denali, and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have had conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in Denali’s favor and such potential business opportunities may be presented to other entities prior to their presentation to Denali, subject to applicable fiduciary duties under Cayman Islands law.

The Sponsor has agreed to vote in favor of the Business Combination, regardless of how Denali’s public shareholders vote. Unlike some other blank check companies in which the initial shareholders agree to vote their founder shares in accordance with the majority of the votes cast by the public shareholders in connection with an initial business combination, the Sponsor has agreed to, among other things, vote in favor of the Merger Agreement and the transactions contemplated thereby. As of the date of this proxy statement/prospectus, the Sponsor owns approximately 74.2% of the issued and outstanding Denali Ordinary Shares.

The Sponsor and Denali’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Denali’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or Denali’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed in connection with the initial business combination, whereas it appears that such requirement would otherwise not be met. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Denali Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Denali’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Denali’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Denali Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the Meeting. The Sponsor and Denali’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Denali’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the Meeting, Denali will file a current report on Form 8-K to disclose (i) the amount of securities purchased in any such purchases, along with the purchase price; (ii) the purpose of any such purchases; (iii) the impact, if any, of any such purchases on the likelihood that the business combination transaction will be approved; (iv) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (v) the number of securities for which Denali has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsor or Denali’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Denali’s officers, directors and/or their affiliates will not make purchases of Denali Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of Denali and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that shareholders vote for the proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder.

Compensation Received or to be Received by, and Securities Issued or to be Issued to, the Sponsor and its Affiliates

Set forth below is a summary of the terms and amount of the compensation received or to be received by the Sponsor and its affiliates in connection with the Business Combination or any related financing transaction, the amount of securities issued or to be issued by Denali to the Sponsor and its affiliates and the price paid or to be paid for such securities or any related financing transaction.

Interested Party	Interest in Securities	Other Compensation
Sponsor

The Sponsor currently holds 1,432,500 Denali Class B Ordinary Shares. The Sponsor also currently holds 510,000 Denali Private Placement Units, acquired at a price of $10.00 per Denali Private Placement Unit for an aggregate investment of $5,100,000 at the time of the IPO, which will separate automatically into its component parts, comprised of 510,000 shares of New Semnur Common Stock and 510,000 New Semnur Warrants upon consummation of the Business Combination. In addition, at the option of the Sponsor, upon consummation of the Business Combination, the outstanding amounts payable under the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note may be converted in whole or in part into Denali Class A Ordinary Shares at a conversion price of $10 per share, which would then become shares of New Semnur Common Stock at the Effective Time on a one-to-one basis.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time.

At Closing, pursuant to the Merger Agreement, New Semnur will use cash from the Trust Account to pay Denali transaction expenses and to reimburse or pay Sponsor for any outstanding loans or other obligations of Denali currently estimates that the total amount payable for Denali transaction expenses and any outstanding loans or other obligations of Denali to Sponsor is approximately $10.5 million, inclusive of the $1,523,237 principal balance under the Working Capital Loans, as of March 31, 2025. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into Denali Class A Ordinary Shares, at a price of $10.00 per share, upon consummation of the initial business combination. The shares would be identical to the Denali Private Placement Shares underlying the Denali Private Placement Units that the Sponsor purchased on April 6, 2022. The retention of shares by Sponsor and its affiliates and the reimbursements payable to Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders.

Pursuant to the Sponsor Interest Purchase Agreement, Scilex paid the Cash Consideration.

Scilex	Pursuant to the Sponsor Interest Purchase Agreement, Scilex has received $500,000 Denali Class B Ordinary Shares on September 4, 2024.

Huifeng Chang	Huifeng Chang, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Huifeng Chang shall hold a total of 20,000 shares of New Semnur Common Stock.

Interested Party	Interest in Securities	Other Compensation

Lei Huang	Lei Huang, the Chief Executive Officer and Director of Denali, currently holds 50,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Lei Huang shall hold a total of 50,000 shares of New Semnur Common Stock.

Jim Mao	Jim Mao, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Jim Mao shall hold a total of 20,000 shares of New Semnur Common Stock.

You Sun	You Sun, the Chief Financial Officer of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, You Sun shall hold a total of 20,000 shares of New Semnur Common Stock.

Kevin Vassily	Kevin Vassily, a director of Denali, currently holds 20,000 Denali Class B Ordinary Shares. Upon the completion of the Business Combination, Kevin Vassily shall hold a total of 20,000 shares of New Semnur Common Stock.

Denali Underwriters	The Denali Underwriters are expected to receive the Common Stock Consideration upon closing of the Business Combination.	Remaining $2,021,250 of the aggregate Deferred Discount are expected to remain payable to the Denali Underwriters at the Closing in cash in accordance with the terms of the Underwriting Agreement.

The retention of shares by the Sponsor and the reimbursements payable to the Sponsor at Closing will not result in a material dilution of the equity interests of non-redeeming Denali Shareholders.

Restrictions on the Transfer of Securities

Pursuant to the Letter Agreement, each of the Sponsor, directors and officers has agreed to restrictions on its ability to transfer, assign, or sell the founder shares and Denali Private Placement Units (and the underlying securities), as summarized in the table below.

In addition, pursuant to the Sponsor Interest Purchase Agreement, Scilex confirmed its understanding that the founder shares have the terms and restrictions (including being subject to the lockup and other transfer restrictions) set out in the registration statement on Form S-1 filed by Denali with the SEC (File No. 333-263123) and declared effective on April 6, 2022.

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
Founder Shares	Earliest of (A) one year after the completion of a business combination and (B) subsequent to a business combination, (x) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for	The Sponsor, directors and officers of Denali and Scilex.	Transfers are permitted (a) to Denali’s officers or directors, any affiliate or family member of any of Denali’s officers or directors, any members or partners of the Sponsor or their affiliates, any affiliates of the Sponsor, or any employees of such

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
	share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a business combination, or (y) the date on which Denali completes a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property.		affiliates; (b) in the case of an individual, by gift to a member of one of the individual’s immediate family or to a trust, the beneficiary of which is a member of the individual’s immediate family, an affiliate of such person or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales or transfers made (i) in connection with any forward purchase agreement or similar arrangement or (ii) in connection with the consummation of a business combination at prices no greater than the price at which the Founder Shares, Denali Private Placement Units or Denali Class A Ordinary Shares, as applicable, were originally purchased; (f) by virtue of the Sponsor’s organizational documents upon liquidation or dissolution of the Sponsor; (g) to Denali for no value for cancellation in connection with the consummation of a business combination, (h) in the event of the Company’s liquidation prior to the completion of a business combination; or (i) in the event of completion of a liquidation, merger, share exchange or other similar transaction which results in all of Denali’s public shareholders having the right to exchange their Denali Class A Ordinary Shares for cash, securities or other property

Subject Securities	Expiration Date	Persons Subject to Restrictions	Exceptions to Transfer Restrictions
subsequent to the completion of a business combination; provided, however, that in the case of clauses (a) through (f) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Denali Private Placement Units (and the securities underlying the Denali Private Placement Units)	30 days after the completion of a business combination.	The Sponsor.	Same as above.

Shares that may be issued upon conversion of working capital loans	30 days after the completion of a business combination.	The Sponsor.	Same as above.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing requirements that any business acquired by Denali have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding any deferred underwriting commissions) at the time of the execution of a definitive agreement for an initial business combination. The Denali Board considered the opinion delivered by CB Capital to the effect that, as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the valuation range for the acquired assets referenced therein, from a financial point of view, of between $2.001 billion and $2.554 billion, and from a financial point of view, that the Business Combination is a fair one, and accordingly that Semnur has a fair market value equal to at least eighty percent (80%) of the balance of funds in the Trust Account (excluding deferred underwriting commissions and taxes payable). As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. Holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025. The Denali Board determined that the terms of the Business Combination, which were negotiated at arm’s length, were advisable and in the best interests of Denali and its shareholders.

Regulatory Approvals

The Business Combination and the transactions contemplated by the Merger Agreement are not subject to any additional regulatory requirement or approval, except for (i) filings with the Cayman Islands Registrar of Companies and Secretary of State of the State of Delaware necessary to effectuate the Domestication and the Business Combination, and (ii) filings required with the SEC pursuant to the reporting requirements applicable to Denali, and the requirements of the Securities Act and the Exchange Act, including the requirement to file the registration statement of which this proxy statement/prospectus forms a part and to disseminate it to its shareholders. Denali and Semnur filed the required forms under the HSR Act with the Antitrust Division and the FTC on September 18, 2024 and the waiting period expired on October 18, 2024.

Appraisal Rights

There are no appraisal rights available to holders of Denali Ordinary Shares, Denali Private Placement Units (and the underlying securities), Public Warrants or Public Units in connection with the Business Combination or the Domestication.

Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon the closing of the Business Combination, if none of the 43,739 Denali Class A Ordinary Shares (which includes 14,622 shares underlying the Public Units) currently issued and outstanding and subject to redemption have been redeemed, Denali’s public shareholders will retain an ownership interest of less than 0.1% in New Semnur, the Initial Shareholders will retain an ownership interest of approximately 0.7% in New Semnur, and Scilex, as the controlling stockholder of Semnur prior to such closing, will own approximately (i) 83.8% of New Semnur in the form of New Semnur Common Stock (without taking into account the dilutive impact of the Scilex Dividend described elsewhere in this proxy statement/prospectus) and (ii) 2.5% of New Semnur in the form of New Semnur Series A Preferred Stock. In each redemption scenario, Scilex will be the single largest stockholder of New Semnur following the completion of the Business Combination and will directly own nearly all of the New Semnur voting securities expected to be outstanding immediately following the completion of the Business Combination. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

The following summarizes the pro forma share ownership and percentage of voting power of New Semnur Common Stock and New Semnur Series A Preferred Stock, following the Business Combination under the following redemption scenarios:

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
Holders(1)(2)	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power	Shares	% of Voting Power
Denali public shareholders(3)	43,739	0.02%	32,804	0.01%	21,869	0.01%	10,934	0.00%	—	—
Denali initial shareholders(4)	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%	1,562,500	0.65%
Shares Underlying the Private Units	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%	510,000	0.21%
Scilex Holding Company (common)(5)	201,118,000	83.75%	201,118,000	83.76%	201,118,000	83.76%	201,118,000	83.77%	201,118,000	83.77%
Scilex Holding Company (preferred)(6)	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%	6,000,000	2.50%
Consultant Fees Paid in Shares(7)	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%	30,500,000	12.70%
Denali Convertible Promissory Notes(8)	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%	305,161	0.13%
Underwriters’ Fees Paid in Shares(9)	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%	86,625	0.04%

Total Shares at the Closing(10)	240,126,025	100.0%	240,115,090	100.0%	240,104,155	100.0%	240,093,220	100.0%	240,082,286	100.0%

(1)

The redemption scenarios are based on an aggregate of 43,739 Denali Class A Ordinary Shares outstanding (comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination) and exclude the dilutive effect of the issuances referred to in footnote (10) below. Such number of shares takes into account the following prior redemptions of Denali Class A Ordinary Shares: (a) 3,712,171 Denali Class A Ordinary Shares redeemed at a per share redemption price of $10.92 in connection with the Extension Meeting that occurred on October 11, 2023 to amend Denali’s amended and restated memorandum and articles of association, (b) 3,785,992 Denali Class A Ordinary Shares redeemed at a per share redemption price of $11.47 in connection with the Second Extension Meeting that occurred on July 10, 2024 to amend Denali’s amended and restated memorandum and articles of association, and (c) 708,098 Denali Class A Ordinary Shares redeemed at a per share redemption price of $12.17 in connection with the Third Extension Meeting that occurred on April 11, 2025 to amend Denali’s amended and restated memorandum and articles of association.

(2)	The interim redemption scenarios assume the following:

Redemption Scenario	Number of Denali Class A Ordinary Shares Redeemed	Redemption Payments
25%	10,935	$133,079
50%	21,870	$266,158
75%	32,805	$399,237

(3)

Comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination.

(4)

Excludes 510,000 Denali Private Placement Units held by the Sponsor. In connection with Denali’s IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not transfer, assign or sell their founder shares until the earliest of (a) one year after the completion of Denali’s initial business combination and (b) subsequent to Denali’s initial business combination, (i) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Denali’s initial business combination, or (ii) the date on which Denali completes a liquidation, merger, share exchange or other similar transaction that results in all of Denali’s public shareholders having the right to exchange their Denali Class A Ordinary Shares for cash, securities or other property.

(5)

The number of shares of New Semnur Common Stock held by Scilex at the Closing is based on the following: (a) 200,000,000 shares of New Semnur Common Stock, representing the Merger Consideration payable to Scilex, as the controlling stockholder of Semnur, (b) a maximum of 600,000 shares of New Semnur Common Stock, representing the Preferred Consideration payable to Scilex, (c) 500,000 shares of New Semnur Common Stock, representing the 500,000 Class B Ordinary Shares held by Scilex which will be exchanged for shares of New Semnur Common Stock in the Business Combination, and (d) a maximum of 18,000 shares of New Semnur Common Stock expected to be issued upon conversion of the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000 (assuming the full draw down on such note), which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share. The number of shares referenced in the preceding clause (b) assumes that the Aggregate Outstanding Amount under the Debt Exchange Agreement is $60,000,000 (the maximum amount permitted thereunder), which is exchanged pursuant to the terms thereof for a maximum of 6,000,000 shares of Semnur Preferred Stock, which are in turn, at the Effective Time, exchanged for a maximum of 6,000,000 shares of New Semnur Series A Preferred Stock and a maximum of 600,000 shares of New Semnur Common Stock. The foregoing does not take into account the Scilex Dividend described elsewhere in this proxy statement/prospectus. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

(6)

Represents the number of shares of New Semnur Series A Preferred Stock issued under the Debt Exchange Agreement (as described in the preceding footnote (5)). The New Semnur Series A Preferred Stock will be issued only to Scilex (as the sole holder of Semnur Preferred Stock) in connection with the closing of the Business Combination and is not convertible into shares of New Semnur Common Stock. Accordingly, the ownership percentage is shown for illustrative purposes only, as a number of the rights, preferences and privileges of the New Semnur Series A Preferred Stock are determined based on an as converted to common stock basis.

(7)

The number of shares of New Semnur Common Stock held by the consultants and other service providers party to the Consulting Services Agreements at the Closing is based on an aggregate of 24,400,000 shares of Semnur Common Stock held by such consultants and other service providers prior to the closing of the Business Combination, which shares will be converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement.

(8)

Represents the aggregate number of shares of New Semnur Common Stock expected to be issued upon conversion of the Denali Promissory Notes (if converted) (other than the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, which is included in footnote (5) above), including interest (as and if applicable) through September 30, 2025.

(9)

Represents the aggregate number of shares of New Semnur Common Stock to be issued to the underwriters pursuant to a letter agreement, dated November 30, 2023, between Denali and the Denali Underwriters.

(10)

The total number of shares at the Closing under each redemption scenario excludes the potential dilutive effect of the following securities because it is unknown whether such securities will ever be exercised for shares of New Semnur Common Stock: (a) 8,235,378 Public Warrants outstanding, (b) 14,622 Public Warrants underlying the Public Units, (c) 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). For additional information regarding the dilutive effect of the foregoing securities referenced in this footnote, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination.”

Stock Exchange Listing

The Public Units, Denali Class A Ordinary Shares and Public Warrants are currently listed on the OTC Markets, under the symbols “DNQUF,” “DNQAF,” and “DNQWF,” respectively. The Public Units commenced trading on Nasdaq on April 11, 2022 and the Denali Class A Ordinary Shares and Public Warrants commenced separate public trading on Nasdaq on May 26, 2022. Application has been made for the shares of New Semnur Common Stock and New Semnur Warrants to be approved for listing on the Nasdaq Global Market under the symbols “SMNR” and “SMNRW” respectively.

Anticipated Accounting Treatment

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP, whereby Denali is treated as the acquired company and Semnur is treated as the acquirer. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of Semnur issuing stock for the net assets of Denali, accompanied by a recapitalization. The net assets of Denali will be stated at fair value, which approximates their historical cost, with no goodwill or other intangible assets recorded. Subsequently, results of operations presented for the periods prior to the Business Combination will be those of Semnur.

Redemption Rights

Pursuant to the Current Denali Charter, a public shareholder may elect to have their Denali Class A Ordinary Shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing

(i) the aggregate amount on deposit in the Trust Account as of two business days prior to the consummation of the Business Combination, including interest (net of taxes payable) and not previously released to Denali to pay its taxes, by (ii) the total number of then-outstanding public shares. As of March 31, 2025, this would have amounted to approximately $12.13 per public share.

You will be entitled to receive cash for any public shares to be redeemed only if you:

(i)	(a) hold public shares, or

(b)

hold public shares through Public Units and you elect to separate your Public Units into the underlying public shares and Public Warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)

prior to 5:00 p.m., Eastern Time, on August 29, 2025, (a) submit a written request to VStock that Denali redeem your public shares for cash and (b) deliver your public shares to VStock, physically or electronically through DTC.

Holders of outstanding Public Units must separate the underlying public shares and Public Warrants prior to exercising redemption rights with respect to the public shares. If the Public Units are registered in a holder’s own name, the holder must deliver the certificate for its Public Units to VStock, with written instructions to separate the Public Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the public shares and Public Warrants from the Public Units. Each Public Unit contains one Public Warrant and no fractional Public Warrants may be issued. If a holder owns an odd number of Public Warrants, the fractional Public Warrant will expire worthless.

If a holder exercises its redemption rights, then such holder will be exchanging its redeemed public shares for cash and will no longer own any public shares of Denali. Any Public Warrants will be unaffected. Such a holder will be entitled to receive cash for its public shares only if it properly demands redemption and delivers its public shares (either physically or electronically) to VStock in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your public shares for cash.

Subject to applicable securities laws (including with respect to material nonpublic information), there is a possibility that the Sponsor and/or their affiliates may purchase Denali Class A Ordinary Shares in open market or private transactions outside of the redemption process, for purposes of ensuring that certain Nasdaq initial listing requirements will be met. In the event that the Sponsor and/or their affiliates purchase Denali Class A Ordinary Shares, any such agreement or arrangement will (i) provide that the Sponsor and/or their affiliates will purchase the Denali Class A Ordinary Shares at a price no higher than the price offered through the redemption process, (ii) include a representation that any Denali Class A Ordinary Shares purchased by the Sponsor and/or their affiliates will not be voted in favor of approving the Business Combination, and (iii) provide that the Sponsor and/or their affiliates do not possess any redemption rights with respect to the Denali Class A Ordinary Shares or, if they possess redemption rights, they waive such rights.

In addition, to the extent any such purchases are made by the Sponsors and/or their affiliates, Denali will disclose in a Current Report on Form 8–K, prior to the Meeting, the following information with respect to any such transaction: (a) the amount of Denali Class A Ordinary Shares purchased outside of the redemption offer by the Sponsors and/or their affiliates, along with the purchase price; (b) the purpose of the purchases by the Sponsor and/or their affiliates; (c) the impact, if any, of the purchases by the Sponsor and/or their affiliates on the likelihood that the business combination transaction will be approved; (d) the identities of security holders of Denali who sold to the Sponsor and/or their affiliates (if not purchased on the open market) or the nature of Denali’s security holders (e.g., 5% security holders) who sold to the Sponsor and/or their affiliates; and (e) the number of Denali Class A Ordinary Shares for which Denali has received redemption requests pursuant to its redemption offer.

Vote Required for Approval

The approval of the Business Combination Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.

The Business Combination is conditioned on the approval of each of the other Condition Precedent Proposals.

Pursuant to the Letter Agreement and the Sponsor Support Agreement, the Initial Shareholders holding an aggregate of 2,072,500 Denali Ordinary Shares (or 79.2% of the outstanding Denali Ordinary Shares have agreed to attend the Meeting and vote their respective Denali Ordinary Shares) in favor of each of the Proposals. As a result, no Denali Class A Ordinary Shares held by the public shareholders will need to be present in person or by proxy to satisfy the quorum requirement for the Meeting. In addition, as the vote to approve the Business Combination Proposal requires the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof, then at which a quorum is present, assuming only the minimum number of Denali Ordinary Shares to constitute a quorum is present, none of the outstanding Denali Class A Ordinary Shares held by the public shareholders must be voted in favor of the Business Combination Proposal for it to be approved and, therefore, it could be approved without any votes by any public shareholders. See the section titled “The Merger Agreement – Certain Related Agreements and Arrangements – Sponsor Support Agreement” for more information.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, the transactions contemplated under the Agreement and Plan of Merger, dated as of August 30, 2024 (as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025 (“Amendment No. 1 to Merger Agreement”) and Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025 (the “Amendment No. 2 to Merger Agreement”), the “Merger Agreement”), by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali (“Merger Sub”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (“Semnur”) and majority owned subsidiary of Scilex Holding Company (“Scilex”), with Semnur surviving the merger (the “Business Combination”), copies of each of which are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, be and are hereby approved and adopted (such proposal, the “Business Combination Proposal”). The Business Combination Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

THE MERGER AGREEMENT

The following describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and is subject to, and qualified in its entirety by reference to, the Merger Agreement, including Amendment No. 1 to Merger Agreement and Amendment No. 2 to Merger Agreement, which are attached to this proxy statement/prospectus as Annex A-1, Annex A-2 and Annex A-3, respectively, and are incorporated by reference into this proxy statement /prospectus. You are urged to read the Merger Agreement in its entirety because it is the legal document that governs the Business Combination.

Business Combination

On August 30, 2024, Denali entered into the Merger Agreement with Merger Sub and Semnur. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, (i) prior to the Effective Time, Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (see “Proposal 2 — The Domestication Proposal” for further information on the Domestication) and (ii) at the Effective Time, and following the Domestication, Merger Sub will merge with and into Semnur, with Semnur, continuing as the surviving entity and wholly owned subsidiary of Denali. In connection with the consummation of the Business Combination, Denali will be renamed as “Semnur Pharmaceuticals, Inc.” and Semnur will be renamed as Semnur, Inc.

The Business Combination is expected to be consummated during the first half of 2025, after the required approval by Denali’s shareholders and the satisfaction or waiver of certain other conditions.

Merger Consideration

As a result of and upon the closing of the Business Combination, among other things, (i) each outstanding share of Semnur Common Stock as of immediately prior to the Effective Time (other than shares held by Semnur or its subsidiaries or shares the holders of which exercise dissenters’ rights of appraisal) will be automatically converted into the right to receive, without interest, a number of shares of New Semnur Common Stock equal to the Exchange Ratio (as defined below), (ii) each outstanding share of Semnur Preferred Stock as of immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one share of New Semnur Series A Preferred Stock and (b) one-tenth of one share of New Semnur Common Stock, and (iii) subject to receipt of shareholder approval of the Option Exchange Proposal, each option to purchase Semnur Common Stock that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive an option relating to the New Semnur Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, except that (y) such New Semnur Option shall relate to that whole number of shares of New Semnur Common Stock (rounded down to the nearest whole share) equal to the number of shares of Semnur Common Stock subject to such option, multiplied by the Exchange Ratio, and (z) the exercise price per share for each such share of New Semnur Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest full cent).

The “Exchange Ratio” means an amount equal to 1.25, being the amount equal to the quotient of (i) the Merger Consideration (as defined below), divided by (ii) the sum of (A) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued and outstanding as of the date of the Merger Agreement (which number is 200,000,000 shares) plus (B) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective Time.

The “Merger Consideration” is 250,000,000 shares of New Semnur Common Stock, which is equal to the quotient of (i) the sum of (A) $2.5 billion plus (B) the product of (1) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective time multiplied by (y) 1.25 multiplied by (2) $10.00, divided by (ii) $10.00.

The number of shares of Semnur Preferred Stock outstanding prior to the Effective Time will be based on the aggregate amount of intercompany indebtedness owed by Semnur to Scilex that is outstanding as of immediately prior to the Effective Time, which indebtedness is being exchanged for Semnur Preferred Stock prior to the Closing pursuant to the Debt Exchange Agreement. The maximum number of shares of Semnur Preferred Stock that may be issued to Scilex pursuant to the Debt Exchange Agreement shall not exceed 6,000,000 and therefore the aggregate number of shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock shall not exceed 6,000,000 and 600,000, respectively. The shares of New Semnur Series A Preferred Stock and New Semnur Common Stock to be issued to Scilex as the holder of Semnur Preferred Stock being collectively referred to herein as the “Preferred Consideration”. See the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Semnur — Debt Exchange Agreement and Related Matters” for a discussion of the terms of the Debt Exchange Agreement and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex” for a discussion of the terms of the New Semnur Series A Preferred Stock and certain rights of Scilex related thereto.

Impact of Business Combination on the Units

Any Unit that has not been separated into its component securities as of immediately prior to the Effective Time shall, without any action on the part of the holder, separate automatically into its component parts, comprised of one share of New Semnur Common Stock and one New Semnur Warrant.

Closing

In accordance with the terms and subject to the conditions of the Merger Agreement, the Closing will take place on the date that is no later than the third business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), unless another time or date is mutually agreed to in writing by the parties.

Representations and Warranties

The Merger Agreement contains representations and warranties that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the Merger Agreement and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations and warranties in the Merger Agreement are also modified in part by the underlying disclosure schedules (the “disclosure schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the disclosure schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Merger Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Merger Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about Denali, Semnur or any other matter.

The Merger Agreement contains representations and warranties of Semnur relating to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, consents, capital structure, organizational documents, assumed names, subsidiaries, financial statements, absence of certain changes, properties, title to Semnur’s assets, litigation, contracts, licenses and permits, compliance with laws, intellectual property, customers and suppliers, employees and employee benefit plans, real property, tax matters, environmental laws, finders’ fees, directors and officers, international trade matters, anti-bribery compliance, investment company status, compliance with health care laws and certain contracts, insurance, related party transactions and data privacy matters.

The Merger Agreement contains representations and warranties of Denali and Merger Sub relating to, among other things, corporate existence and power, corporate authorization, governmental authorization, non-contravention, finders’ fees, issuance of shares, capitalization, information supplied, trust fund, listing, reporting company, no market manipulation, board approval, Denali’s SEC documents and financial statements, absence of changes, litigation, compliance with laws, money laundering laws and OFAC compliance, investment company status, tax matters, contracts, investigation and pre-signing merger filings.

None of the representations, warranties or covenants, including any rights upon breach of such representations, warranties or covenants will survive the Closing except for such covenants and agreements that by their terms expressly apply post-Closing.

Material Adverse Effect

Under the Merger Agreement, (i) certain representations and warranties of Denali and Semnur are qualified in whole or in part by a Material Adverse Effect standard for purposes of determining whether a breach of such representations and warranties has occurred (ii) the obligation of each of Denali and Merger Sub to consummate the Business Combination is conditioned on no Material Adverse Effect having occurred from the date of the Merger Agreement with respect to Semnur that is continuing and (iii) the obligation of Semnur to consummate the Business Combination is conditioned on no Material Adverse Effect having occurred from the date of the Merger Agreement with respect to Semnur that is continuing.

A Material Adverse Effect means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (i) have a material adverse effect on the financial condition, business, operations or results of operations of Semnur or Denali (as the case may be) and its subsidiaries, taken as a whole, or (ii) prevent, materially delay or materially impede the ability of Semnur or Denali (as the case may be) to consummate the transactions contemplated by the Merger Agreement, including the Business Combination; provided, however, in determining whether a “Material Adverse Effect” has occurred pursuant to clause (i) described above none of the following changes, events, effects or occurrences shall be taken into account:

•	general economic or political conditions;

•	conditions generally affecting the industries in which Semnur or Denali (as the case may be) operate;

•

any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates;

•	acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof;

•	any action required or permitted by the Merger Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Semnur or Denali (as the case may be);

•	any matter of which Semnur or Denali (as the case may be) is aware on the date of the Merger Agreement;

•	any changes in applicable laws or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof;

•

the announcement, pendency or completion of the transactions contemplated by the Merger Agreement, including losses or threatened losses of employees, suppliers, distributors or others having relationships with the party;

•	any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fire, epidemic, or pandemic; or

•	any failure to meet any internal or published projections, forecasts or revenue or earnings predictions;

provided that the underlying causes of such failures shall not be excluded, unless any such change, event, effect or occurrence (other than those described in the fifth, sixth, eighth and tenth bullet points above) shall have a disproportionate effect on Semnur or Denali (as the case may be) as compared to comparable companies in the same industry.

Conduct of Business by Semnur

Semnur has agreed that during the Interim Period, it will, except as otherwise explicitly contemplated by the Merger Agreement or the ancillary agreements, entered into connection with the Business Combination or required by law or as consented to by Denali in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) use commercially reasonable efforts (i) to conduct its business only in the ordinary course, consistent with past practices, and (ii) to preserve substantially intact its material business relationships with clients, suppliers and other third parties.

During the Interim Period, Semnur has also agreed not to, and to cause its subsidiaries not to, except as otherwise contemplated by the Merger Agreement, including the Semnur disclosure schedules thereto and as necessary to implement the transactions contemplated by the Debt Exchange Agreement, as consented to by Denali in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	except for the filing of the Semnur Certificate of Designations pursuant to the Debt Exchange Agreement and with respect to the name of Semnur, materially amend the governing documents of Semnur;

•	amend, waive any provision of or terminate prior to its scheduled termination date certain material contracts;

•	make any capital expenditures in excess of $300,000, individually or in the aggregate;

•

sell, lease, license or otherwise dispose of any of its assets or assets covered by any contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) non-exclusive licenses of Intellectual Property in the ordinary course, and (iii) other grants and licenses of Intellectual Property that would not result in a legal transfer of title of such licensed Intellectual Property, but that may be exclusive as to territory, field of use, product, and/or indication, in all cases outside of the United States;

•	pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

•

other than with respect to the Outstanding Indebtedness (as such indebtedness may be adjusted pursuant to the terms of the Debt Exchange Agreement), obtain or incur any indebtedness in excess of $15,000,000 in the aggregate, including in respect of intercompany loans, advances or other debt or funding from Scilex to Semnur;

•	merge or consolidate with any other entity or acquire any corporation, partnership, association or other business entity or organization or division thereof;

•

make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any inventory or assets other than in the ordinary course of business consistent with past practice;

•	extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $20,000;

•

issue, redeem or repurchase any capital stock or shares, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than as required by the Debt Exchange Agreement;

•	make or change any material tax election or change any annual tax accounting periods; or

•	undertake any legally binding obligation to do any of the foregoing actions.

Conduct of Business by Denali

During the Interim Period, Denali has also agreed not to, and to cause Merger Sub not to, except as otherwise contemplated by the Merger Agreement (including in connection with the Domestication) or the ancillary agreements entered into in connection with the Business Combination, as consented to by Semnur in writing (which consent will not be unreasonably conditioned, withheld, delayed or denied) or as required by applicable law:

•	except in connection with any Extension Amendment (as defined in the Merger Agreement), amend, modify or supplement its organizational documents;

•	pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

•	reclassify, split, combine or subdivide any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

•

obtain or incur any indebtedness (other than to finance Denali’s expenses) which indebtedness shall not exceed (i) $250,000 in the aggregate or (ii) in the event that an Extension Amendment (as defined in the Merger Agreement) is in effect, $1,750,000;

•	merge or consolidate with any other entity or acquire any corporation, partnership, association or other business entity or organization or division thereof;

•	make any change in its accounting principles other than in accordance with the applicable accounting policies;

•	extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $25,000;

•	make or change any material tax election or change any annual tax accounting periods;

•	enter into, renew, modify or revise any contract with any current or former affiliate of Denali;

•	create any subsidiary;

•

except as previously disclosed to Semnur, enter into any new contract with any broker, finder, investment banker or other person or entity under which such person or entity is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement;

•

except as previously disclosed to Semnur, issue, redeem, repurchase or otherwise acquire any capital stock, share capital, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock or share capital;

•	withdraw, amend, modify or supplement the pre-signing certificate of merger to eliminate legacy subsidiaries of Denali; or

•	undertake any legally binding obligation to do any of the actions set forth the foregoing.

Non-solicitation Provision

Pursuant to the Merger Agreement, the parties have agreed that during the Interim Period neither Semnur on the one hand, or Denali and Merger Sub, on the other hand, will (and each of them will cause their respective officers, directors, affiliates, managers, consultants, employees, representatives and agents not to), directly or indirectly:

•

solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any person or entity concerning, or make any offers or proposals related to, any Alternative Transaction (as defined below);

•

enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any person or entity that has made, or to the respective party’s knowledge, is considering making, a proposal with respect to an Alternative Transaction; or

•	approve, recommend or enter into any Alternative Transaction or any contract related to any Alternative Transaction.

The term “Alternative Transaction” means (other than the transactions contemplated by the Merger Agreement) (i) with respect to Semnur: (y) any transaction or series of related transactions under which any persons or entities, directly or indirectly, acquires or otherwise purchases Semnur, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, or other similar transaction, (z) any sale, exchange, transfer or other disposition of 25% or more of the total assets of Semnur or any class or series of the share capital or capital stock or other equity interests of Semnur in a single transaction or series of related transactions that, if consummated, would result in any other person owning 25% or more of any class of equity or voting securities of Semnur; or (ii) with respect to Denali, any “Business Combination” as such term is defined in Denali’s organizational documents.

Other Agreements of the Parties

The Merger Agreement contains certain additional covenants of the parties, including covenants in connection with:

•	providing the other party with reasonable access to its respective offices, properties and books and records;

•

notifying the other party of any occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result, in a Material Adverse Effect with respect to such party;

•

notifying the other party of any action to which it is a party that, if adversely determined, could prevent or materially delay or impede such party’s ability to consummate the transactions contemplated by the Merger Agreement;

•	making all required filings under the HSR Act;

•	cooperating with respect to certain tax matters;

•	cooperating in the preparation of this proxy statement/prospectus;

•	the delivery by Semnur to Denali of financial statements and other financial information;

•

Denali taking certain actions so that amounts will be released from the Trust Account and so that the Trust Account will terminate thereafter, in each case, pursuant to the terms and subject to the terms and conditions of the Trust Agreement;

•

ensuring Denali remains listed as a public company on the applicable Stock Exchange and that the Denali Ordinary Shares and Warrants remain listed or quoted on the applicable Stock Exchange through the Closing and that Semnur use its reasonable best efforts to prepare and file an initial listing application with the applicable stock exchange in connection with the transactions contemplated by the Merger Agreement;

•	Denali filing the New Semnur Certificate of Designations with the Secretary of State of Delaware following the consummation of the Domestication;

•

Denali adopting a resolution consistent with the interpretive guidance of the SEC so that the acquisition of New Semnur Common Stock (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) pursuant to the Merger Agreement (and the other agreements contemplated hereby), by any person owning securities of Semnur who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Denali following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder; and

•	Denali taking all actions necessary to call and hold a meeting of its shareholders to approve and adopt the Merger Agreement and the Proposals.

Closing Conditions

The consummation of the Business Combination is conditioned upon the satisfaction or waiver by the applicable parties to the Merger Agreement of the conditions set forth below. Therefore, unless these conditions are waived by the applicable parties to the Merger Agreement, the Business Combination may not be consummated. There can be no assurance that the parties to the Merger Agreement would waive any such provisions of the Merger Agreement.

Conditions to the Obligations of All of the Parties

The obligations of each party to the Merger Agreement to consummate the Business Combination are subject to the satisfaction of the following conditions:

•

there will not be in force any order, statute, rule or regulations enjoining or prohibiting the consummation of the Business Combination; provided that the governmental authority issuing such order has jurisdiction over the parties with respect to the transactions contemplated by the Merger Agreement;

•

this proxy statement/prospectus shall have been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement shall have been issued or proceedings for that purpose initiated by the SEC;

•	Denali’s shareholders shall have approved the Proposals at the Meeting by the requisite vote required under law and the governing documents of Denali;

•	Semnur stockholders shall have approved the Merger Agreement by written consent of the requisite number of votes required under law and the governing documents of Semnur; and

•

All required filings under the HSR Act, and other applicable anti-trust laws, shall have been made and the waiting period or periods under the HSR Act applicable to the transactions contemplated by the Merger Agreement will have expired or been terminated.

Conditions to the Obligations of Denali and Merger Sub

The obligations of Denali and Merger Sub to consummate the Business Combination are subject to the satisfaction, or the waiver at Denali’s and Merger Sub’s sole and absolute discretion, of all the following conditions:

•

Semnur shall have duly performed all of its obligations under the Merger Agreement required to be performed by it at or prior to the Closing Date in all material respects unless the applicable obligation has a materiality qualifier, in which case, it shall be duly performed in all respects.

•

All of the representations and warranties of Semnur contained in the Merger Agreement disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Semnur, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement, and be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Semnur.

•	Since the date the Merger Agreement was signed, no Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

•

The receipt by Denali and Merger Sub of a certificate signed by the Chief Executive Officer and Chief Financial Officer of Semnur certifying the satisfaction of the conditions described in the preceding three bullet points.

•

The receipt by Denali and Merger Sub of (i) a copy of the organizational documents of Semnur as in effect as of the Closing Date, (ii) copies of (A) resolutions duly approved by the Semnur Board authorizing the Merger Agreement and the transactions contemplated hereby and (B) the approval of the Semnur stockholders, and (iii) a recent certificate of good standing as of a date no later than five days prior to the Closing Date regarding Semnur from the Secretary of State of the State of Delaware.

•

Denali and Merger Sub shall have received a copy of each of the additional agreements to which Semnur is a party, duly executed by Semnur and by all other parties thereto, and each such additional agreement shall be in full force and effect.

Conditions to the Obligations of Semnur

The obligation of Semnur to consummate, or cause to be consummated, the Business Combination are subject to the satisfaction of the following conditions any one or more of which may be waived in writing by Semnur:

•

Denali and Merger Sub shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects unless the applicable obligation has a materiality qualifier, in which case, it shall be duly performed in all respects.

•

All of the representations and warranties of Denali and Merger Sub contained in Article V of the Merger Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Material Adverse Effect with respect to Denali, regardless of whether it involved a known risk, shall be true and correct at and as of the date of the Merger Agreement and be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such date), other than as would not in the aggregate reasonably be expected to have a Material Adverse Effect with respect to Denali.

•	Since the date of the Merger Agreement, no Material Adverse Effect with respect to Denali has occurred that is continuing, regardless of whether it involved a known risk.

•	Semnur shall have received a certificate signed by an authorized officer of each of Denali and Merger Sub certifying the satisfaction of the conditions described in the preceding three bullet points.

•

From the date of the Merger Agreement until the Closing, Denali and Merger Sub shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to Denali and Merger Sub, respectively.

•	Each of Denali and Merger Sub shall have executed and delivered to Semnur each ancillary agreement to be executed in connection with the Business Combination to which it is a party.

•	The directors designated by Semnur shall have been appointed or elected to the Denali Board, effective at the Effective Time.

•

New Semnur Common Stock and New Semnur Warrants shall remain listed or quoted on the OTC Markets through the Effective Time, and the listing application for the New Semnur Common Stock and the New Semnur Warrants following the Effective Time shall have been approved by the OTC Markets or such other national securities exchange or automated quotation system as agreed to in writing by Denali and Semnur, and as of the Closing Date, Denali shall not have received any written notice from the OTC Markets or such other exchange that it has failed, or would reasonably be expected to fail to meet such exchange’s continued listing requirements as of immediately following the Closing for any reason, where such notice has not been subsequently withdrawn by such exchange or the underlying failure appropriately remedied or satisfied.

•

The Domestication shall have been completed as provided in the Merger Agreement and a time-stamped copy of the certificate of domestication issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to Semnur.

•

The Investment Management Trust Agreement shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement (as defined in the Merger Agreement) without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

•

Scilex shall have (i) paid in full all obligations owed under the Oramed Note, or (ii) obtained the full release of Semnur as a guarantor of the Oramed Note as set forth in that certain Subsidiary Guarantee, dated September 21, 2023, by Semnur and certain other parties thereto, which release has been obtained and will be effective as of the closing of the Business Combination.

•	The New Semnur Certificate of Designations shall have been filed with, and accepted by, the Secretary of State of the State of Delaware.

•	The pre-signing certificate of merger to eliminate legacy subsidiaries of Denali shall have become effective in accordance with its terms and the DGCL.

Termination; Effectiveness

The Merger Agreement may be terminated and the transactions contemplated thereby abandoned:

•	by the mutual written consent of Semnur and Denali;

•

by Denali, if any of the representations or warranties of Semnur set forth in the Merger Agreement shall not be true and correct, or if Semnur has failed to perform any covenant or agreement on the part of the Semnur set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Denali’s obligations to consummate the Business Combination with respect to the accuracy of Semnur’s representations and warranties or compliance with its covenants and agreements, each as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Denali) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Semnur; provided, however, that Denali shall not have the right to terminate the Merger Agreement if Denali or Merger Sub is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

•

by Semnur, if any of the representations or warranties of Denali or Merger Sub set forth in the Merger Agreement shall not be true and correct, or if Denali or Merger Sub has failed to perform any covenant or agreement on its part set forth in the Merger Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Semnur’s obligations to consummate the Business Combination with respect to the accuracy of Denali’s and Merger Sub’s representations and warranties or compliance with their covenants and agreements, in each case, as set forth in the Merger Agreement, would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by Semnur) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Denali; provided, however, that Semnur shall not have the right to terminate the Merger Agreement pursuant to this provision if Semnur is then in material breach of any representation, warranty, covenant, or obligation under the Merger Agreement, which breach has not been cured;

•	by either Semnur or Denali:

(i)	on or after the Outside Date (i.e., 11:59 p.m. Pacific Time on September 30, 2025, or such other later date as agreed to in writing between Semnur and Denali); or

(ii)

if any order prohibiting the consummation of the Business Combination (provided, that the governmental authority issuing such order has jurisdiction over Denali and Semnur with respect to the transactions contemplated by the Merger Agreement) is in effect and shall have become final and non-appealable;

•

by Semnur if any of the Condition Precedent Proposals fail to receive the requisite approval of Denali’s public shareholders at the Meeting (unless the Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

•

by Denali if the adoption of the Merger Agreement by Semnur stockholders is not obtained within five business days following this proxy statement/prospectus being declared effective by the SEC, provided that this termination right will not be available if such written consent is delivered to Denali prior to the termination of the Merger Agreement (even if after the five business day period described above); or

•

by Denali, in the event that the audited financial statements of Semnur as of and for the years ended December 31, 2022 and 2023 have not been delivered to Denali and Merger Sub on or before 11:59 p.m. Pacific Time on September 13, 2024 and remain undelivered prior to the termination of the Merger Agreement.

In the event of the termination of the Merger Agreement, written notice thereof will be given by the party desiring to terminate to the other party or parties, specifying the provision of the Merger Agreement pursuant to which such termination is made, and the Merger Agreement shall following such delivery become null and void (other than such termination provisions and certain miscellaneous provisions of the Merger Agreement), and there shall be no liability on the part of Denali or Merger Sub or their respective directors, officers and Affiliates; provided, however, that nothing in the Merger Agreement will relieve any party from liability for any fraud or willful breach.

Waiver; Amendments

No provision of the Merger Agreement may be waived unless such waiver is in writing and signed by the party or parties against whom such waiver is effective. Any party to the Merger Agreement may, at any time prior to the Closing, by action taken by its board of directors, (i) extend the time for the performance of the obligations or acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties (of another party hereto) that are contained in the Merger Agreement or (iii) waive compliance by the other parties hereto with any of the agreements or conditions contained in the Merger Agreement, but such extension or waiver will be valid only if in writing signed by the waiving party.

The Merger Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing that is executed in the same manner as the Merger Agreement and which makes reference to the Merger Agreement.

Fees and Expenses

If the Closing does not occur, each party to the Merger Agreement will be responsible for and pay its own expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby, including all fees of its legal counsel, financial advisers and accountants. If the Closing occurs, New Semnur will, upon the consummation of the Business Combination and release of proceeds from the Trust Account, pay or cause to be paid all accrued and unpaid transaction expenses of Semnur and pay or cause to be paid all accrued and unpaid transaction expenses of Denali or its affiliates (including the Sponsor). Denali and Semnur will exchange written statements listing all accrued and unpaid transaction expenses not less than two business days prior to the Closing Date.

Amendments to the Merger Agreement

The Merger Agreement was amended on April 16, 2025, pursuant to Amendment No. 1 to Merger Agreement, by and among Denali, Merger Sub and Semnur. Among other things, Amendment No. 1 to Merger Agreement (i) modifies certain covenants of the parties to address the delisting of the Denali Securities from the Nasdaq Capital Market, (ii) extends the Outside Date to September 30, 2025, and (iii) requires Denali to amend its organizational documents to extend the period of time within which Denali can complete a business combination to December 11, 2025, or such other date that is mutually agreed to by Semnur and Denali.

The Merger Agreement was further amended on July 22, 2025, pursuant to Amendment No. 2 to Merger Agreement, by and among Denali, Merger Sub and Semnur. Among other things, Amendment No. 2 to Merger Agreement modifies the definitions of the Exchange Ratio and Merger Consideration to facilitate the issuance of additional shares of Semnur Common Stock prior to the closing of the Business Combination in connection with any potential private placement financing and to advisors and other service providers for services rendered.

Certain Related Agreements and Arrangements

This section describes the material provisions of certain additional agreements and compensation arrangements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of each of the Sponsor Support Agreement, the Company Stockholder Support Agreement, and the Registration Rights Agreement are attached to this proxy statement/prospectus as Annex D, Annex E, and Annex F, respectively, to the Registration Statement of which this proxy statement/prospectus forms a part. You are urged to read such agreements in their entirety prior to voting on the Business Combination Proposal.

Sponsor Support Agreement. Concurrently with the execution of the Merger Agreement, Denali, Semnur, the Sponsors and certain directors and officers of Denali entered into the Sponsor Support Agreement pursuant to which, among other things, the Sponsors and directors and officers of Denali agreed to, among other things,(i) vote all of the Denali Ordinary Shares beneficially owned by them, including any additional shares to which they acquire ownership of or the power to vote, in favor of the Proposals, (ii) not to redeem any of their Denali Ordinary Shares in conjunction with shareholder approval of the Business Combination and (iii) waive any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable law or pursuant to any contract with respect to the transactions contemplated by the Merger Agreement and not to take any action in furtherance of exercising any such rights. Additionally, under such support agreement, each Sponsor has agreed, during the period between August 30, 2024 and the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated, not to act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the proxy solicitation rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any securities of Denali that such Sponsor is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of in connection with any vote or other action with respect to a business combination transaction, other than to recommend that shareholders of Denali vote in favor of (i) adoption of the Merger Agreement and approval of the transactions contemplated hereby or thereby (and any actions required in furtherance thereof), (ii) approval of each of the other proposals set forth in the Registration Statement, and (iii) any actions required in furtherance thereof.

Company Stockholder Support Agreement. Concurrently with the execution of the Merger Agreement, Denali, Semnur and Scilex entered into a Company Stockholder Support Agreement dated August 30, 2024, pursuant to which Scilex agreed to, among other things: (i) appear at any meeting of Semnur’s stockholders related to the transactions contemplated by the Merger Agreement, or otherwise cause its shares of Semnur Common Stock to be counted as present thereat for the purpose of establishing a quorum; (ii) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur Common Stock in favor of the Merger Agreement and the Business Combination; (iii) authorize and approve any amendment to Semnur’s certificate of incorporation or bylaws that is deemed necessary or advisable by Semnur for purposes of effecting the Business Combination; and (iv) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur Common Stock against any other action that would reasonably be expected to (a) impede, interfere with, frustrate, delay, postpone or adversely affect the Business Combination, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of Semnur under the Merger Agreement or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of Scilex contained in the Company Stockholder Support Agreement.

Amended and Restated Registration Rights Agreement. The Merger Agreement contemplates that, at or prior to the Closing, Denali, Scilex, and our directors and officers, Huifeng Chang, Lei Huang, Jim Mao, You “Patrick” Sun and Kevin Vassily, will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain shares of New Semnur Common Stock for resale and be effective as of the Closing, and includes certain customary demand and “piggy-back” registration rights with respect to shares of New Semnur Common Stock held by the parties thereto. A maximum of 203,359,341 shares of New Semnur Common Stock will be subject to the Registration Rights Agreement.

Certain Compensation Arrangements. Under the Merger Agreement, Denali acknowledges certain compensation arrangements of New Semnur’s directors, officers and management team, which arrangements will become effective as of the Closing, subject to necessary approvals. For more information see “Semnur’s Executive Compensation — New Semnur Executive Officer Compensation Following the Business Combination” and “Semnur’s Director Compensation — New Semnur Director Compensation Following the Business Combination.”

Other Ancillary Agreements Related to the Business Combination

Contribution and Satisfaction of Indebtedness Agreement. Concurrently with the execution of the Merger Agreement, Scilex and Semnur entered into the Debt Exchange Agreement. The Debt Exchange Agreement relates to the Outstanding Indebtedness for certain loans and other amounts provided by Scilex to Semnur prior to the Closing. The Outstanding Indebtedness as of March 31, 2025 was $50,754,784, but will not exceed $60,000,000 as of immediately prior to the Closing.

Pursuant to the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the closing of the Business Combination, Scilex agreed to contribute the Outstanding Indebtedness (as set forth in the Debt Exchange Agreement) to Semnur in exchange for the issuance by Semnur to Scilex of the Exchange Shares that is equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness and the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share). Further, pursuant to the Debt Exchange Agreement, prior to the Contribution, Semnur agreed to file, with the Secretary of State of the State of Delaware, a certificate of designations, in the form agreed in the Debt Exchange Agreement, to set forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Semnur Preferred Shares. Upon the occurrence of the Contribution and issuance of the Semnur Preferred Shares to Scilex, the Outstanding Indebtedness of Semnur owed to Scilex shall be extinguished in its entirety, shall be of no further force or effect and shall be deemed paid and satisfied in full and irrevocably and automatically discharged, terminated and released.

Stockholder Agreement. Concurrently with the execution of the Debt Exchange Agreement, Denali and Scilex entered into the Stockholder Agreement, pursuant to which, among other things, from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (b) the size of the New Semnur Board, and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the New Semnur Certificate of Designations, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock. In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the Release Date). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Company Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur (ii) approval of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable and (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

Sponsor Interest Purchase Agreement. In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement. Pursuant to the SIPA, Scilex purchased the Purchased Interests of Denali that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000, the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the SIPA, Scilex has paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

Deferred Discount Agreement. On November 20, 2023, the Denali Underwriters entered into the Deferred Discount Agreement, pursuant to which the Denali Underwriters have agreed to receive the Common Stock Consideration. Under the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the Closing and the remaining aggregate $2,021,250 of deferred underwriting compensation owed will remain payable at the Closing in cash under the original terms of the Underwriting Agreement.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

PROPOSAL 2 — THE DOMESTICATION PROPOSAL

Denali is asking its shareholders to approve and adopt the Domestication Proposal. Under the Merger Agreement, the approval of the Domestication Proposal is also a condition to the consummation of the Business Combination.

As a condition to closing the Business Combination, the Denali Board unanimously has approved, and Denali’s shareholders are being asked to consider and vote upon a proposal to approve a change of Denali’s jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware. To effect the Domestication, Denali will file an application to deregister with the Cayman Islands Registrar of Companies, together with the necessary accompanying documents, and file a certificate of incorporation and a certificate of corporate domestication with the Secretary of State of the State of Delaware, under which Denali will be domesticated and continue as a Delaware corporation.

In connection with the Domestication, prior to the consummation of the Business Combination, (i) each issued and outstanding Denali Ordinary Share will convert automatically, on a one–for–one basis, into a share of New Semnur Common Stock, (ii) each issued and outstanding warrant to purchase Denali Class A Ordinary Shares will convert automatically into a warrant to acquire one share of New Semnur Common Stock, and (iii) each issued and outstanding Unit will be converted automatically into a new unit with each unit representing one share of New Semnur Common Stock and one warrant to purchase New Semnur Common Stock at an exercise price of $11.50 per share on the terms and conditions set forth in Denali’s form of Warrant Agreement.

Holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share in respect of the Domestication Proposal.

The Domestication Proposal, if approved, will approve a change of Denali’s jurisdiction of incorporation from the Cayman Islands to the State of Delaware. Accordingly, while Denali is currently incorporated as an exempted company under the Companies Act, upon the Domestication, Denali will be governed by the DGCL. Denali encourages shareholders to carefully consult the information set out below under “Comparison of Shareholders’ Rights.” Additionally, if the Domestication Proposal is approved, then Denali will also ask its shareholders to approve the Charter Approval Proposal (discussed below), which, if approved, will replace the Current Denali Charter with the Proposed Charter and the Proposed Bylaws under the DGCL. The Proposed Charter and the Proposed Bylaws differ in certain material respects from the Current Denali Charter and Denali encourages shareholders to carefully consult the information set out below under “Proposal 3 – The Charter Approval Proposal” and “Proposal 4 – The Bylaws Approval Proposal” and the Proposed Charter and the Proposed Bylaws, attached hereto as Annex B and Annex C, respectively.

Reasons for the Domestication

The Denali Board believes that it would be in the best interests of Denali to effect the Domestication immediately prior to the completion of the Business Combination.

Because Denali will operate within the United States following the Merger, it is the view of the Denali Board that Denali should also be structured as a corporation organized in the United States. The Denali Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by Denali officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Denali is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Denali’s corporate legal affairs.

Expected Accounting Treatment of the Domestication

There will be no accounting effect or change in the carrying amount of the assets and liabilities of Denali as a result of the Domestication. The business, capitalization, assets and liabilities, and financial statements of Denali immediately following the Domestication will be the same as those of Denali immediately prior to the Domestication.

Vote Required for Approval

The approval of the Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of two-thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Solely in connection with the Domestication Proposal, holders of the Denali Class B Ordinary Shares will have ten votes per share and holders of Denali Class A Ordinary Shares will have one vote per share. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Meeting, and otherwise will have no effect on the proposal.

The Domestication Proposal is conditioned on the approval (or waiver) of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS A SPECIAL RESOLUTION THAT, (a) the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de–registration of Denali in the Cayman Islands pursuant to Article 47.1 of the Current Denali Charter (the “Domestication”) and the approval of the Amended and Restated Certificate of Incorporation of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex B and the Amended and Restated Bylaws of Semnur Pharmaceuticals, Inc., a copy of which is attached as Annex C under Delaware law of Denali, in each case, prior to the time at which the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger, becomes effective, be and are hereby approved and adopted ; and (b) conditional upon, and with effect from the registration of Denali in the State of Delaware as a corporation under the laws of the State of Delaware, the registered office of Denali be changed to 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808 (such proposal, the “Domestication Proposal”). The Domestication Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of Denali and Denali’s shareholders and what he, she, or they may believe is best for himself, herself, or themselves in determining to recommend that shareholders vote for the proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 3 — THE CHARTER APPROVAL PROPOSAL

Overview

Our shareholders are being asked to approve and adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex B, which, if approved, would take effect following the consummation of the Domestication.

If the Business Combination Proposal is approved and the Business Combination is to be consummated, Denali will adopt the Proposed Charter to, among other things:

•

increase the total number of authorized shares of all classes of capital stock to 785,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 45,000,000 authorized shares of preferred stock, of which not more than 6,000,000 shares will be designated as Series A Preferred Stock prior to the Closing;

•	provide that the Denali Board be divided into three classes with only one class of directors being elected each year and each class serving three year terms;

•

require the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class, from and after the Scilex Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority of voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors);

•

provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•

provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•	provide that from and after the Scilex Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

•

provide for certain additional changes, including, among other things, removing certain provisions related to Denali’s status as a blank check company that will no longer apply upon consummation of the Business Combination.

In addition, the Denali Board will take such actions as are necessary to change the post-Business Combination company’s corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.” and to remove provisions relating to the incorporator and initial board of directors following the Domestication and prior to the Effective Time.

Reasons for the Approval of the Charter Approval Proposal

In the judgment of the Denali Board, the Proposed Charter is necessary to adequately address the needs of the post-Business Combination company. In particular:

•

The Proposed Charter provides for authorized capital stock of 785,000,000 shares, consisting of 740,000,000 shares of New Semnur Common Stock and 45,000,000 shares of New Semnur Preferred Stock (of which not more than 6,000,000 shares will be designated as New Semnur Series A Preferred Stock prior to the Closing). This represents an increase of 565,000,000 shares of common stock (as compared to the 220,000,000 ordinary shares currently authorized) and 44,000,000 shares of preferred stock (as compared to the 1,000,000 preference shares currently authorized). This increase in authorized capital is necessary for several reasons. Specifically, to complete the Business Combination and related transactions, Denali estimates that it will need a minimum of an aggregate of approximately 276.4 million shares of New Semnur Common Stock and Series A Preferred Stock available for issuance, comprised of:

•

approximately 211.6 million shares of New Semnur Common Stock that will be issued and outstanding immediately following the consummation of the Business Combination, comprised of (a) approximately 201.1 million shares of New Semnur Common Stock to be issued to Semnur securityholders (including Scilex), (b) up to 600,000 shares of New Semnur Common Stock (to be issued to Scilex in respect of up to 6.0 million shares of Semnur Preferred Stock), and (c) an aggregate of approximately 9.9 million shares issuable upon the conversion or exchange of certain Denali securities (including for the Initial Shareholders of Denali, holders of Private Units, and convertible promissory notes), and shares to be issued in connection with consulting services agreements and underwriter fees;

•

approximately 58.8 million shares of New Semnur Common Stock that will be reserved for issuance at the Closing to cover the shares of New Semnur Common Stock issuable upon exercise or separation of the following securities: (a) 8,235,378 Public Warrants, (b) 14,622 warrants underlying Public Units, (c) 510,000 warrants underlying the Denali Private Placement Units, and (d) 50,000,000 stock options to acquire shares of New Semnur Common Stock to be exchanged for existing Semnur stock options (assuming approval of the Option Exchange Proposal); and

•	a maximum of 6,000,000 shares of Series A Preferred Stock, the maximum number of such shares that may be issued to Scilex upon consummation of the Business Combination.

A more detailed breakdown of the foregoing share issuances and reserves is provided elsewhere in this proxy statement/prospectus, including in the sections titled “Proposal 1 — The Business Combination Proposal — Total Shares of Common Stock and Preferred Stock Outstanding Upon Consummation of the Business Combination” and “Questions and Answers about the Business Combination and the Meeting — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?”

•

The Business Combination, as currently structured, primarily requires the issuance or reservation of New Semnur Common Stock and Series A Preferred Stock, as detailed above. The approximately 270.4 million shares of New Semnur Common Stock required to complete the Business Combination and cover related obligations constitute a significant portion of the proposed 740,000,000 authorized shares of New Semnur Common Stock. The remaining authorized shares beyond those immediately required for the Business Combination and related reservations, are desirable to provide New Semnur with sufficient flexibility for future corporate purposes. These purposes may include, without limitation, financing its business, acquiring other businesses, forming strategic partnerships and alliances, effecting stock dividends and stock splits, and establishing or making grants under any equity incentive plans or employee stock purchase plans put in place by New Semnur following the completion of the Business Combination. The 45,000,000 authorized shares of New Semnur Preferred Stock (including up to 6,000,000 shares to be designated as New Semnur Series A Preferred Stock prior to the Closing) are also being authorized to provide flexibility for future financing, strategic transactions, or other corporate purposes, rather than being specifically required to be issued for the consummation of the Business Combination itself.

•

The Denali Board believes that the classification of the board of directors is in the best interest of the post-Business Combination company because it is designed to assure the continuity and stability of the Denali Board’s leadership and policies by ensuring that at any given time a majority of the directors will have prior experience with Denali and, therefore, will be familiar with its business and operations. The Denali Board also believes that this classification will assist the Denali Board in protecting the interests of our stockholders in the event of an unsolicited offer to the Denali Board by encouraging any potential acquirer to negotiate directly with the Denali Board.

•

The Denali Board believes that the supermajority voting requirements are appropriate to protect all stockholders of Denali against the potential self-interested actions by one or a few large stockholders after the Business Combination, at such time as the Scilex Group first ceases to beneficially own more than 50% in voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of directors. In reaching this conclusion, the Denali Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the Scilex Trigger Event. The Denali Board further believes that going forward, if, and after, the Scilex Trigger Event, a supermajority voting requirement encourages the person seeking control of Denali to negotiate with the Denali Board to reach terms that are appropriate for all stockholders.

•

The Denali Board believes that it is desirable to prohibit, from and after the Scilex Trigger Event, stockholder action by written consent as a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

•

The Denali Board believes that the Proposed Charter is appropriate to adequately update the Current Charter for the post-Business Combination company, because it will eliminate obsolete language that will no longer be applicable following the consummation of the Business Combination and make such other changes that are more appropriate for a public operating company.

Vote Required for Approval

The approval of the Charter Approval Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the issued and outstanding Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes at the Meeting, and otherwise will have no effect on the proposal.

The Charter Approval Proposal is conditioned on the approval (or waiver) of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands (the “Domestication”), the replacement of Denali’s Amended and Restated Memorandum and Articles of Association, as in effect as of the date hereof, with the proposed certificate of incorporation of Denali, in the form attached to this proxy statement/prospectus as Annex B, to be effective immediately following the completion of the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands and prior to the time at which the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger, becomes effective, be and is hereby approved and adopted (such proposal, the “Charter Approval Proposal”). The Charter Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER APPROVAL PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 4 — THE BYLAWS APPROVAL PROPOSAL

Overview

Our shareholders are being asked to approve and adopt the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex C, which, if approved, would take effect following the consummation of the Domestication. Prior to the Effective Time and in connection with change of the post-Business Combination company’s corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.”, the Denali Board will take such actions as are necessary to amend and restate the Proposed Bylaws to reflect the name of Semnur Pharmaceuticals, Inc. in the Proposed Bylaws.

Reasons for the Approval of the Bylaws Approval Proposal

In the judgment of the Denali Board, the Proposed Bylaws are necessary to adequately address the needs of the post-Business Combination company. Under the Merger Agreement, the approval of the Bylaws Approval Proposal is a condition, among other conditions, to the adoption of the Business Combination Proposal and vice versa. Accordingly, if the Business Combination Proposal is not approved, the Bylaws Approval Proposal will have no effect.

Vote Required for Approval

The approval of the Bylaws Approval Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of holders of at least two-thirds (2/3) of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes at the Meeting, and otherwise will have no effect on the proposal.

The Bylaws Approval Proposal is conditioned upon the approval (or waiver) of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS A SPECIAL RESOLUTION THAT, in connection with the merger contemplated by the Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali and Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware Corporation, with Semnur surviving the merger (the “Business Combination”), the bylaws, in the form attached to this proxy statement/prospectus as Annex C, to be effective immediately following the completion of the change of the domicile of Denali pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation, and the de-registration of Denali in the Cayman Islands and prior to the time at which the Business Combination becomes effective, be and are hereby approved and adopted (such proposal, the “Bylaws Approval Proposal”). The Bylaws Approval Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE BYLAWS APPROVAL PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSALS 5A-5G — THE ADVISORY GOVERNANCE PROPOSALS

Overview

In connection with the Business Combination, Denali is asking its shareholders to vote, on a nonbinding advisory basis, upon proposals (collectively, the “Advisory Governance Proposals”) to approve and adopt certain governance provisions contained in the Proposed Charter and the Proposed Bylaws. This separate vote is not otherwise required by Cayman Islands law separate and apart from the Charter Approval Proposal and the Bylaws Approval Proposal, but, pursuant to SEC guidance, Denali is required to submit these provisions to its shareholders separately for approval, allowing shareholders the opportunity to present their separate views on important governance provisions. However, the shareholder votes regarding these proposals are advisory votes, and are not binding on Denali or the Denali Board (separate and apart from the approval of the Charter Approval Proposal and the Bylaws Approval Proposal). In the judgment of the Denali Board, these provisions are necessary to adequately address the needs of the post-Business Combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Governance Proposals (separate and apart from approval of the Charter Approval Proposal and the Bylaws Approval Proposal).

Advisory Governance Proposals

The following table sets forth a summary of the governance provisions applicable to the Advisory Governance Proposals. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement as Annex B. All shareholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Advisory Governing Documents Proposal	Current Denali Charter	Proposed Charter
Advisory Proposal A — Changes in Authorized Share Capital	The Current Denali Charter provides that the share capital of Denali is US$22,100 divided into 200,000,000 Denali Class A Ordinary Shares of a par value of US$0.0001 each, 20,000,000 Denali Class B Ordinary Shares of a par value of US$0.0001 and 1,000,000 preference shares of a par value of US$0.0001 each.	The Proposed Charter will authorize the issuance of up to 785,000,000 shares, par value $0.0001 per share, consisting of (i) 740,000,000 shares of common stock and (ii) 45,000,000 shares of preferred stock, of which not more than 6,000,000 shares will be designated as Series A Preferred Stock in connection with the Closing and pursuant to the New Semnur Certificate of Designations.

Advisory Proposal B — Number of Directors	Pursuant to the Current Denali Charter, there shall be a board of directors consisting of not less than one person; provided, however, that Denali may, by ordinary resolution, increase or reduce the limits in the number of directors.	The Proposed Charter provides that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Semnur Board shall be as determined from time to time exclusively by the New Semnur Board, except that until such time as the Scilex Trigger Event occurs, the stockholders of New Semnur shall be permitted to fix the number of directors.
Advisory Proposal C — Required Vote for the Removal of Directors	Prior to the closing of the initial business combination, directors can be removed by simple	The Proposed Charter provides that directors may be removed at any time, with or without cause by

Advisory Governing Documents Proposal	Current Denali Charter	Proposed Charter
	majority of the holders of Denali Class B Ordinary Shares at a general meeting or by a unanimous written resolution passed by all of the holders of Denali Class B Ordinary Shares.	the affirmative vote of the holders of a majority of voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors; provided, however, that, from and after the Scilex Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class.

Advisory Proposal D — Required Vote to Amend Certain Provisions of the Proposed Charter

Under the Current Denali Charter, subject to applicable law and the provisions of the Current Denali Charter in regards to matters to be dealt with by ordinary resolution, Denali may, by special resolution, alter or add to the Current Denali Charter.

Under the Current Denali Charter, article 29.1 (providing for the appointment or removal of the directors by ordinary resolution of the holders of Denali Class B Ordinary Shares at a general meeting) and article 47 (dealing with deregistrations and transfers out of the Cayman Islands) may only be amended by a special resolution passed by at least 90% of the shareholders (which must include a simple majority of the holders of Denali Class B Ordinary Shares) who vote in person or by proxy at a general meeting or passed by a unanimous written resolution.

The Proposed Charter provides that from and after the occurrence of the Scilex Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and XI (Amendment of Certificate of Incorporation and Bylaws).
Advisory Proposal E — Required Vote to Amend the Proposed Bylaws	Under the Current Denali Charter, subject to applicable law and the provisions of the Current Denali Charter in regards to matters to be dealt with by ordinary resolution, Denali may, by special resolution, alter or add to the Current Denali Charter.	The Proposed Charter provides that from and after the occurrence of the Scilex Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class,

Advisory Governing Documents Proposal	Current Denali Charter	Proposed Charter

Under the Current Denali Charter, article 29.1 (providing for the appointment or removal of the directors by ordinary resolution of the holders of Denali Class B Ordinary Shares at a general meeting) and article 47 (dealing with deregistrations and transfers out of the Cayman Islands) may only be amended by a special resolution passed by at least 90% of the shareholders (which must include a simple majority of the holders of Denali Class B Ordinary Shares) who vote in person or by proxy at a general meeting or passed by a unanimous written resolution.

shall be required in order for the stockholders of New Semnur to alter, amend or repeal, in whole or in part, any provision of the Proposed Bylaws or to adopt any provision inconsistent therewith.

Advisory Proposal F — Stockholder Action by Written Consent	The Current Denali Charter permits the shareholders to approve resolutions by way of unanimous written resolution.	The Proposed Charter provides that any action required or permitted to be taken by the stockholders of New Semnur must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Scilex Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Semnur may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Semnur in accordance with the DGCL.
Advisory Proposal G — Changes in Connection with Adoption of the Proposed Charter	The Current Denali Charter contains various provisions applicable only to blank check companies.	The Proposed Charter would (i) change the post-Business Combination company’s corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.” and make the post-Business Combination company’s corporate existence

Advisory Governing Documents Proposal	Current Denali Charter	Proposed Charter
perpetual and (ii) remove certain provisions related to Denali’s status as a blank check company that will no longer apply upon consummation of the business combination.

Reasons for Approval of the Advisory Governance Proposals

Advisory Proposal A — Changes in Authorized Share Capital

The principal purpose of this proposal is to provide for an authorized capital structure of New Semnur that will enable it to continue as an operating company governed by the DGCL and provide adequate authorized share capital to, among other things, (i) accommodate the issuance of shares of New Semnur Common Stock and New Semnur Series A Preferred Stock as stock consideration in the Business Combination, (ii) accommodate the issuance of shares of New Semnur Common Stock under any equity plans New Semnur may adopt following the consummation of the Business Combination (which authorize the issuance of shares of New Semnur Common Stock) as we determine from time to time is necessary to attract and retain talented employees, and (iii) provide flexibility for future issuances of shares of New Semnur Common Stock if determined by the New Semnur Board to be in the best interests of New Semnur after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval to increase the authorized share capital.

In connection with the Business Combination, an aggregate of 277,087,600 shares of New Semnur Common Stock are needed to complete the Business Combination, comprised of:

•	200,000,000 shares of New Semnur Common Stock to be issued as Merger Consideration and beneficially held by Scilex (as the controlling stockholder of Semnur);

•	up to a maximum of 600,000 shares of New Semnur Common Stock to be issued to Scilex as the sole holder of Semnur Series A Preferred Stock as Preferred Consideration;

•	up to a maximum of 6,000,000 shares of New Semnur Series A Preferred stock to be issued to Scilex as the sole holder of Semnur Series A Preferred Stock as Preferred Consideration;

•

assuming approval of the Option Exchange Proposal, up to a maximum of 50,000,000 shares of New Semnur Common Stock that will be issuable upon exercise of options to purchase shares of New Semnur Common Stock;

•	2,799,715 shares of New Semnur Common Stock to be issued in exchange for the same number of Denali Ordinary Shares;

•	524,622 shares of New Semnur Common Stock to be issued upon the automatic separation of Units into their component parts;

•

323,161 shares of New Semnur Common Stock, to be issued upon conversion (if converted) of the Denali Convertible Promissory Notes (taking into account accrued interest through September 30, 2025), of which Scilex will hold 18,000 shares;

•	86,625 shares of New Semnur Common Stock expected to be issued to the Denali Underwriters pursuant to a deferred discount agreement to be entered into;

•

the 24,400,000 shares of Semnur Common Stock issued pursuant to the Consulting Services Agreements are converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement; and

•	8,760,000 shares of New Semnur Common Stock issuable upon exercise of the New Semnur Warrants.

The Denali Board believes that it is important for New Semnur to have available for issuance a number of authorized shares of common stock and preferred stock sufficient to support our growth and to provide flexibility for future corporate needs (including, if needed, for employee compensation, financings and/or acquisitions).

Advisory Proposal B — Number of Directors

Subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Semnur Board shall be as determined from time to time exclusively by the New Semnur Board; provided that, at any time the Scilex Group beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders.

Advisory Proposals C, D and E — Required Vote for the Removal of Directors; Required Vote to Amend Certain Provisions of the Proposed Charter; Required Vote to Amend the Proposed Bylaws

The Denali Board believes that supermajority voting requirements described in Advisory Governance Proposals C, D and G are appropriate to protect all stockholders of Denali against the potential self-interested actions by one or a few large stockholders after the business combination. In reaching this conclusion, the Denali Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the business combination.

Advisory Proposal F — Stockholder Action by Written Consent

The Denali Board believes that it is desirable to prohibit, from and after the Scilex Trigger Event, stockholder action by written consent as a prudent corporate governance measure to reduce the possibility that a block of stockholders could take corporate actions without the benefit of a stockholder meeting to consider important corporate issues.

Advisory Proposal G — Changes in Connection with Adoption of the Proposed Charter

The Denali Board believes that changing the post-Business Combination corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.” and making the post-Business Combination company’s corporate existence perpetual is desirable to reflect the Business Combination with Semnur and to clearly identify the post-Business Combination company as the publicly traded entity. Additionally, perpetual existence is the usual period of existence for corporations, and the Denali Board believes that it is the most appropriate period for the company following the business combination.

Furthermore, the Denali Board has determined it is in the best interest of Denali to eliminate provisions specific to its status as a blank check company. This deletion is desirable because these provisions will serve no purpose following consummation of the business combination. For example, these proposed amendments remove the requirement to dissolve Denali and allow Denali to continue as a corporate entity with perpetual existence following consummation of the business combination. Perpetual existence is the usual period of existence for corporations, and the Denali Board believes it is the most appropriate period for the company following the business combination.

Vote Required for Approval

The approval of the Advisory Governance Proposals requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.

As discussed above, a vote to approve each of the Advisory Governance Proposals is an advisory vote, and therefore, is not binding on Denali, Semnur or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote on the Advisory Governance Proposals, Denali and Semnur intend that the Proposed Charter and the Proposed Bylaws, in the form attached to this proxy statement/prospectus as Annex B and Annex C, respectively, and containing the provisions noted above, will take effect at the closing of the Business Combination, assuming approval of the Charter Approval Proposal and Bylaws Approval Proposal, respectively. Furthermore, neither the Business Combination nor any of the Condition Precedent Proposals are conditioned upon the approval of the Advisory Governance Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, on a non-binding advisory basis, certain governance provisions contained in the Proposed Charter, being presented in accordance with the requirements of the U.S. Securities and Exchange Commission as seven separate sub-proposals be and are hereby approved and adopted (collectively, as the “Advisory Governance Proposals”), none of which are conditioned on any Condition Precedent Proposals:

•

Advisory Proposal A — to increase the total number of authorized shares of all classes of capital stock to 785,000,000 shares, consisting of 740,000,000 authorized shares of common stock and 45,000,000 authorized shares of preferred stock;

•

Advisory Proposal B — to provide that subject to the rights of any holders of preferred stock to elect directors, the number of directors that shall constitute the New Semnur Board shall be as determined from time to time exclusively by the New Semnur Board, except that until such time as the Scilex Trigger Event occurs, the stockholders of New Semnur shall be permitted to fix the number of directors;

•

Advisory Proposal C — to require the removal of any director be only for cause and by the affirmative vote of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class, from and after the Scilex Trigger Event (and prior to such event, by the affirmative vote of the holders of a majority of voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors);

•

Advisory Proposal D — to provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of certain provisions of the Proposed Charter will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•

Advisory Proposal E — to provide that from and after the Scilex Trigger Event, the alteration, amendment or repeal of the Proposed Bylaws will require the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class;

•	Advisory Proposal F — to provide that from and after the Scilex Trigger Event, stockholders will not be permitted to act by written consent in lieu of holding a meeting of stockholders; and

•

Advisory Proposal G — to change the post-Business Combination corporate name from “Denali Capital Acquisition Corp.” to “Semnur Pharmaceuticals, Inc.,” to make the post-Business Combination company’s corporate existence perpetual and to eliminate provisions specific to its status as a blank check company.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY GOVERNANCE PROPOSALS.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 6 — THE DIRECTOR ELECTION PROPOSAL

Overview

Pursuant to the Merger Agreement, Denali has agreed to take all necessary action, including causing the Denali Board to resign, so that effective at the Closing, the New Semnur Board will consist of five individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

Director Nominees

At the Meeting, it is proposed that five directors will be elected to be the directors of New Semnur to take office upon consummation of the Business Combination. Immediately prior to and upon the consummation of the Business Combination, the New Semnur Board will be reclassified into three classes: Class I, Class II and Class III. The number of directors in each class is as equal as possible. The Class I Directors stand appointed for a term expiring at Denali’s first annual general meeting, the Class II Directors stand appointed for a term expiring at our second annual general meeting and the Class III Directors stand appointed for a term expiring at our third annual general meeting. Commencing at the first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire are appointed for a term of office to expire at the third succeeding annual general meeting after their appointment. Except as applicable law may otherwise require, in the interim between annual general meetings or extraordinary general meetings called for the appointment of directors and/or the removal of one or more directors and the filling of any vacancy, additional directors and any vacancies in the board of directors, including unfilled vacancies resulting from the removal of directors for cause, may be filled by the vote of a majority of the remaining directors then in office, even though a quorum may not be present at any meeting of the directors, or by the sole remaining director. All directors hold office until the expiration of their respective terms of office and until their successors have been appointed. A director appointed to fill a vacancy resulting from the death, resignation or removal of a director serves for the remainder of the full term of the director whose death, resignation or removal has created the vacancy and until his successor has been appointed.

It is proposed that the New Semnur Board will consist of the following directors:

•	Class I director: Jay Chun, M.D., Ph.D. and such director’s term will expire at the annual meeting of stockholders to be held in 2025;

•	Class II directors: Dorman Followwill and Yue Alexander Wu, Ph.D. and their terms will expire at the annual meeting of stockholders to be held in 2026; and

•	Class III directors: Henry Ji, Ph.D. and Jaisim Shah and their terms will expire at the annual meeting of stockholders to be held in 2027.

Information regarding each nominee is set forth in the section titled “Directors and Executive Officers of New Semnur After the Business Combination.”

Vote Required for Approval

The election of each director requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. In accordance with the Current Denali Charter, prior to the consummation of the Business Combination, only the holders of Denali Class B Ordinary Shares are entitled to vote on the Director Election Proposal.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Denali Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New Semnur Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment. Any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

The Director Election Proposal is conditioned on the approval of each of the other Condition Precedent Proposals and the Director Election Proposal will only become effective if the Business Combination is completed.

Following consummation of the Business Combination, the election of New Semnur Board will be governed by the Proposed Charter and Proposed Bylaws and the laws of the State of Delaware.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the consummation of the Business Combination, Jaisim Shah, Henry Ji, Ph.D., Jay Chun, M.D., Ph.D., Dorman Followwill and Yue Alexander Wu, Ph.D. be and are hereby elected as directors and serve on the New Semnur Board until the expiration of their respective terms and until their respective successors are duly elected and qualified (such proposal, the “Director Election Proposal”). The Director Election Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT HOLDERS OF DENALI CLASS B ORDINARY SHARES VOTE “FOR” THE APPROVAL OF EACH OF THE NOMINEES SET FORTH IN THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 7 — THE NASDAQ PROPOSAL

Overview

Currently, Denali’s securities are not listed on Nasdaq, as they were delisted. However, an initial listing application has been filed to list the common stock and warrants of New Semnur on Nasdaq upon consummation of the Business Combination. If this listing application is approved by Nasdaq, New Semnur would be subject to Nasdaq’s continued listing rules. For purposes of complying with Rule 5635(a) and (b) of the Nasdaq Listing Rules should such listing of New Semnur’s securities be approved, Denali’s shareholders are being asked to approve and adopt the issuance of up to 251,000,000 shares of New Semnur Common Stock in connection with the Business Combination.

Approval of this Nasdaq Proposal is a condition to the consummation of the Business Combination under the Merger Agreement, and this Nasdaq Proposal is one of the Condition Precedent Proposals. The Denali Board believes it is necessary to obtain this shareholder approval to ensure that New Semnur can comply with Nasdaq Listing Rules in connection with the issuance of shares in the Business Combination, contingent upon the approval of New Semnur’s listing application with Nasdaq and the listing of New Semnur Common Stock.

Under Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities.

Under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.

Upon the consummation of the Business Combination and the Domestication, Denali expects to issue up to an estimated 251,000,000 shares of New Semnur Common Stock. See the section titled “The Merger Agreement — Merger Consideration.” Because the number of New Semnur Common Stock that Denali anticipates issuing as consideration in the Business Combination (i) will constitute more than 20% of the outstanding Denali Ordinary Shares and more than 20% of outstanding voting power prior to such issuance and (ii) will result in a change of control of Denali, Denali would be required to obtain shareholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b) if New Semnur is to be listed on Nasdaq and maintain such listing post-Business Combination. The approval of this Nasdaq Proposal by Denali’s shareholders is a condition to closing the Business Combination.

If the Nasdaq Proposal is approved, Denali will issue up to 251,000,000 shares of New Semnur Common Stock upon consummation of the Business Combination and the Domestication.

The issuance of such shares would result in significant dilution to the Denali shareholders and result in Denali’s shareholders having a smaller percentage interest in the voting power, liquidation value and aggregate book value of Denali.

Vote Required for Approval

Approval of the Nasdaq Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.

The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, for purposes of complying with Nasdaq Listing Rule 5635(a) and (b), the issuance of more than 20% of the issued and outstanding Denali Ordinary Shares and the resulting change in control in connection with the Business Combination, be and is hereby approved and adopted (such proposal, the “Nasdaq Proposal”). The Nasdaq Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 8 — OPTION EXCHANGE PROPOSAL

Overview

On August 30, 2024, the Semnur Board adopted the 2024 Stock Option Plan, which was approved by Semnur’s then sole stockholder, Scilex, on August 29, 2024. Under the 2024 Stock Option Plan, an aggregate of 40,000,000 shares of Semnur Common Stock are reserved for issuance, which number is subject to any adjustments as necessary as provided in the 2024 Stock Option Plan. The 2024 Stock Option Plan provides for the grant of nonstatutory stock options to employees, consultants and directors of Semnur and its affiliates.

On August 30, 2024, the Semnur Board approved the grant of options to purchase an aggregate of up to 40,000,000 shares of Semnur Common Stock under the 2024 Stock Option Plan (the “Semnur Options”), of which an option to purchase up to (i) 17,500,000 shares was granted to Henry Ji, Ph.D., who is expected to be the Executive Chairperson and a director of New Semnur following the closing of the Business Combination, (ii) 17,500,000 shares was granted to Jaisim Shah, who is expected to be the Chief Executive Officer, President and a director of New Semnur following the closing of the Business Combination and (iii) 2,000,000 shares was granted to Stephen Ma, who is expected to be the Chief Financial Officer of New Semnur following the closing of the Business Combination, with the remainder of the Semnur Options granted to certain Scilex employees who provide services to Semnur. The Semnur Options are subject to the terms and conditions of the 2024 Stock Option Plan and the applicable form of option agreement approved for use thereunder. The exercise price of the Semnur Options is $1.58 per share and such options shall expire on August 30, 2034, unless earlier terminated pursuant to the terms of the applicable option agreement. All Semnur Options shall vest over a period of four years as follows: 1/48th of the shares underlying such options shall vest on each one month anniversary of the vesting commencement date (as set forth in the applicable option agreement), in each case provided that the award recipient remains continuously employed with (or is providing continuous service to) Semnur through the applicable vesting date, inclusive. Notwithstanding the foregoing vesting schedules, the Semnur Options are not exercisable until the earlier to occur of (i) the approval of the Option Exchange (as defined below) pursuant to this Option Exchange Proposal or (ii) the stockholders of Scilex approve the 2024 Stock Option Plan at or prior to the 2025 annual meeting of stockholders of Scilex (notwithstanding the foregoing, such options are not exercisable until all payments and all obligations under the Oramed Note have been paid in full).

Pursuant to the Merger Agreement, assuming the requisite approval by Denali’s shareholders has been obtained prior to the closing of the Business Combination, at the Effective Time, each Semnur Option that is then outstanding shall be converted into the right to receive a New Semnur Option (the “Option Exchange”) upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions, except that (i) such New Semnur Option shall relate to that whole number of shares of New Semnur Common Stock (rounded down to the nearest whole share) equal to the number of shares of Semnur Common Stock subject to such Semnur Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such share of New Semnur Common Stock shall be equal to the exercise price per share of such Semnur Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent).

Denali’s shareholders are being asked to approve the Option Exchange as contemplated by the Merger Agreement. This separate vote is not otherwise required by Cayman Islands law, but as a matter of good corporate governance Denali is submitting this proposal to its shareholders separately for approval, allowing shareholders the opportunity to present their separate views on important equity compensation matters. The 2024 Stock Option Plan will terminate at or prior to and contingent upon the consummation of the Business Combination, and no further awards will be granted under the 2024 Stock Option Plan thereafter. If the Option Exchange is approved by Denali’s shareholders, the 2024 Stock Option Plan will continue to govern outstanding awards granted thereunder.

The following table sets forth certain information regarding the anticipated benefits of the New Semnur Options, if the Option Exchange is approved.

Name and Position at New Semnur	Number of Semnur Options Prior to the Effective Time	Number of New Semnur Options Following the Effective Time(1)	Dollar Value ($)(2)
Henry Ji, Ph.D., Executive Chairperson and Director	17,500,000	21,875,000	$218,750,000
Jaisim Shah, Chief Executive Officer, President and Director	17,500,000	21,875,000	$218,750,000
Stephen Ma, Chief Financial Officer	2,000,000	2,500,000	$25,000,000
All other Scilex employees	3,000,000	3,750,000	$37,500,000

Total	40,000,000	50,000,000	$500,000,000

(1)	Reflects approval of this Option Exchange Proposal and an Exchange Ratio of 1.25.
(2)	The aggregate dollar value of the Semnur Options following the Effective Time set forth in this table is included for illustrative purposes only and is based on an assumed per share value of $10.00.

Rationale for the Option Exchange

The Denali Board recommends that Denali’s shareholders approve the Option Exchange for the following primary reasons:

•

The grant of the Semnur Options and the Option Exchange provides compensation to the Scilex employees who provide services to Semnur. Such awards will facilitate the growth of Semnur, which the Denali Board believes will create significant value for New Semnur, which will in turn benefit Denali’s shareholders after the Business Combination.

•

The Denali Board believes that the Option Exchange provides additional incentives and further aligns Scilex employees’ interests with New Semnur’s long-term strategic direction, reducing the possibility of business decisions at the Scilex level that favor short-term results of New Semnur at the expense of long-term value creation.

•	The Option Exchange is proposed in light of the grantees’ instrumental role in the development of Semnur and their efforts in pursuing capital raising and other strategic opportunities of Semnur.

•	The incentive awards provided to the grantees will promote their continued focus on New Semnur’s growth, sustainability and profitability.

Vote Required for Approval

Approval of the Option Exchange Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof.

The Option Exchange Proposal is conditioned on the approval (or waiver) of each of the other Condition Precedent Proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, effective as of the effective time of the Merger, each Semnur Option that is then outstanding shall be converted into the right to receive an option relating to

New Semnur Common Stock upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the effective time of the Merger, including with respect to vesting and termination-related provisions, as determined in accordance with the Merger Agreement (such proposal, the “Option Exchange Proposal”). The Option Exchange Proposal is conditioned on the approval of the other Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE OPTION EXCHANGE PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

PROPOSAL 9 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if approved, will allow the Chairperson of the Meeting to adjourn the Meeting to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our shareholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Option Exchange Proposal, or if the Denali Board determines that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. In no event will the Denali Board postpone the Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Denali Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our shareholders, the Chairman of the Meeting will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Director Election Proposal, the Nasdaq Proposal or the Option Exchange Proposal, or if the Denali Board determines that one or more of the closing conditions under the Merger Agreement is not satisfied or waived. If Denali does not consummate the Business Combination and fails to complete an initial business combination by December 11, 2025, Denali will be required to dissolve and liquidate the Trust Account by returning the then remaining funds in such account to the public shareholders.

Vote Required for Approval

The approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the majority of the Denali Ordinary Shares present in person or represented by proxy and entitled to vote thereon and who vote at the Meeting or any adjournment or postponement thereof. The failure to vote, abstentions and broker non-votes will have no effect on the outcome of the proposal.

Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, AS AN ORDINARY RESOLUTION THAT, the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the Business Combination Proposal, the Domestication Proposal, the Charter Approval Proposal, the Bylaws Approval Proposal, the Advisory Governance Proposals, the Director Election Proposal, the Nasdaq Proposal and the Option Exchange Proposal (together the “Condition Precedent Proposals”), in the event Denali does not receive the requisite shareholder vote to approve the foregoing proposals, be and is hereby approved (such proposal, the “Adjournment Proposal”). The Adjournment Proposal is not conditioned on the approval of any of the Condition Precedent Proposals.”

Recommendation of the Denali Board

THE DENALI BOARD UNANIMOUSLY RECOMMENDS THAT DENALI’S SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

The existence of financial and personal interests of one or more of Denali’s directors may result in a conflict of interest on the part of such director(s) between what such director or directors may believe is in the best interests of Denali and its shareholders and what such director or directors may believe is best for such director or directors in determining to recommend that shareholders vote for the Proposals. In addition, Denali’s officers have interests in the Business Combination that may conflict with your interests as a shareholder. See the section above titled “Proposal 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for a further discussion of these considerations.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences (i) of the Domestication to U.S. Holders (defined below) of Denali Ordinary Shares and Warrants (the “Denali securities”), (ii) following the Domestication and Business Combination, of the ownership and disposition of New Semnur Common Stock received in the Domestication, and (iii) of the exercise of redemption rights by U.S. Holders of Denali Class A Ordinary Shares.

This discussion is based on provisions of the Code, the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Domestication, or as a result of the ownership and disposition of New Semnur Common Stock. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to income tax (such as the gift or estate tax), nor does it address any tax consequences arising under any U.S. state and local, or non–U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Domestication or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to holders that hold Denali securities or will hold Domesticated Denali securities as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•	banks or other financial institutions, underwriters, or insurance companies;

•	traders in securities who elect to apply a mark–to–market method of accounting;

•	real estate investment trusts and regulated investment companies;

•	tax–exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•	expatriates or former long–term residents of the United States;

•	subchapter S corporations, partnerships or other pass–through entities or investors in such entities;

•	dealers or traders in securities, commodities or currencies;

•	grantor trusts;

•	persons subject to the alternative minimum tax;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•

persons who received Denali Ordinary Shares or will receive New Semnur Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax–qualified retirement plan or otherwise as compensation;

•	persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding Denali Ordinary Shares or, after the Business Combination, New Semnur Common Stock;

•

holders holding Denali securities or, after the Business Combination, Domesticated Denali securities as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•

controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States shareholders within the meaning of Treasury Regulation Section 1.367(b)–3(b)(1)(ii); or

•	the Sponsors or their affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Denali securities and, after the Business Combination, Domesticated Denali securities that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non–U.S. Holder” means a beneficial owner of Denali securities or, after the Domestication, Domesticated Denali securities, that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership or other flow-through entity for U.S. federal income tax purposes, holds Denali securities or, after the Domestication, Domesticated Denali securities, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination, the Domestication, the ownership and disposition of Domesticated Denali securities, and the exercise of redemption rights.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DOMESTICATION, THE OWNERSHIP AND DISPOSITION OF DOMESTICATED DENALI SECURITIES, OR THE EXERCISE OF REDEMPTION RIGHTS. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF DENALI SECURITIES AND DOMESTICATED DENALI SECURITIES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF DENALI SECURITIES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, THE DOMESTICATION, THE OWNERSHIP AND DISPOSITION OF DOMESTICATED DENALI SECURITIES, AND THE EXERCISE OF REDEMPTION RIGHTS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

U.S. Holders

U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities

If the Domestication Qualifies as a Reorganization

General U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of the Domestication to U.S. Holders will depend primarily on whether the Domestication qualifies as a reorganization within the meaning of Section 368 of the Code. The Domestication is intended to qualify as a reorganization. However, the provisions of the Code that govern reorganizations are complex, and due to the absence of direct guidance on the application of Section 368 to a domestication of a corporation holding only investment–type assets such as Denali, the qualification of the Domestication as a reorganization is not entirely clear. U.S. Holders should be aware that Denali has not requested and does not intend to request a ruling from the IRS or an opinion of counsel with respect to the U.S. federal income tax treatment of the Domestication. There can be no assurance that the IRS will not take a contrary position to views expressed herein or that a court will not agree with a contrary position of the IRS.

If the Domestication qualifies as a reorganization and subject to the PFIC rules discussed below under the heading “ –Passive Foreign Investment Company Status,” and the discussion below regarding the effect of Section 367 of the Code, a U.S. Holder that exchanges its Denali securities pursuant to the Domestication is not expected to recognize gain or loss on the exchange of Denali securities for Domesticated Denali securities. The aggregate adjusted tax basis of a U.S. Holder in the New Semnur Common Stock received as a result of the Domestication is expected to equal the aggregate adjusted tax basis of the Denali Ordinary Shares surrendered in the exchange, and the aggregate adjusted tax basis in the New Semnur Warrants received as a result of such exchange is expected to equal the aggregate adjusted tax basis of the Warrants surrendered in the exchange, in each case increased by any amount included in the income of such U.S. Holder under Section 367(b) of the Code (as discussed below). A U.S. Holder’s holding period for the Domesticated Denali securities received in the exchange is expected to include the holding period for the Denali securities surrendered in the exchange.

Because the Domestication will occur immediately prior to the redemption of U.S. Holders that exercise redemption rights with respect to Denali Class A Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of the Domestication. All holders considering exercising redemption rights with respect to their public shares are urged to consult with their tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Effect of Section 367 of the Code on U.S. Holders of Denali Ordinary Shares

Section 367 of the Code applies to certain non–recognition transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as a reorganization. When it applies, Section 367 imposes U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax–free. Section 367(b) generally will apply to U.S. Holders that exchange Denali Ordinary Shares (but not the Warrants) for New Semnur Common Stock as part of the Domestication. Because the Domestication will occur immediately prior to the redemption of holders that exercise redemption rights with respect to Denali Class A Ordinary Shares, U.S. Holders exercising such redemption rights will be subject to the potential tax consequences of Section 367 of the Code as a result of the Domestication.

A. U.S. Holders Who Own 10 Percent or More of the Voting Power or Value of Denali

A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) (i) ten percent (10%) or more of the total combined voting power of all classes of Denali Ordinary Shares entitled to vote or (ii) ten percent (10%) or more of the total value of all classes of Denali Ordinary Shares (a “U.S. Shareholder”) generally must include in income as a dividend the “all earnings and profits amount” attributable to the Denali Ordinary Shares it directly owns within the meaning of Treasury Regulation Section 1.367(b)–2(d). Complex attribution rules apply in determining whether a U.S. Holder owns 10% or more of the total combined voting power of all classes of Denali securities entitled to vote or 10% or more of the total value of all classes of Denali securities for U.S. federal income tax purposes, and all U.S. Holders are urged to consult their tax advisors with respect to these attribution rules.

A U.S. Shareholder’s earnings and profits amount with respect to its Denali Ordinary Shares is the net positive earnings and profits of the corporation (as determined under Treasury Regulation Section 1.367(b)–2(d)(2)) attributable to the Denali Ordinary Shares (as determined under Treasury Regulation Section 1.367(b)–2(d)(3)) but without regard to any gain that would be realized on a sale or exchange of such Denali Ordinary Shares.

Accordingly, under Treasury Regulation Section 1.367(b)–3(b)(3), a U.S. Shareholder is expected to be required to include in income as a deemed dividend all earnings and profits amount (as defined in Treasury Regulation Section 1.367(b)–2(d)) with respect to its Denali Ordinary Shares as a result of the Domestication. Any such U.S. Shareholder that is a corporation may, under certain circumstances, effectively be exempt from taxation on a portion or all of the deemed dividend pursuant to Section 245A of the Code. See “ –Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non–Electing Shareholder (as defined below) under the proposed Treasury Regulations under Section 1291(f) of the Code.

B. U.S. Holders Who Own Less Than 10 Percent of the Voting Power and Value of Denali

A U.S. Holder that on the day of the Domestication beneficially owns (directly, indirectly or constructively) Denali Ordinary Shares with a fair market value of $50,000 or more but less than (i) ten percent (10%) of the total combined voting power of all classes of Denali Ordinary Shares entitled to vote and (ii) ten percent (10%) of the total value of all classes of Denali Ordinary Shares generally must either recognize gain with respect to the Domestication or, in the alternative, elect to recognize the “all earnings and profits” amount, in each case as described below.

Unless a U.S. Holder makes the “all earnings and profits election” as described below, such holder generally must recognize gain (but not loss) with respect to New Semnur Common Stock received in exchange for its Denali Ordinary Shares pursuant to the Domestication. Any such gain generally would be equal to the excess of the fair market value of such New Semnur Common Stock received over the U.S. Holder’s adjusted tax basis in the Denali Ordinary Shares surrendered in exchange therefor. Subject to the PFIC rules discussed below, such gain generally would be capital gain and generally should be long–term capital gain if the U.S. Holder held the Denali Ordinary Shares for longer than one year.

In lieu of recognizing any gain as described in the preceding paragraph, a U.S. Holder may elect to include in income all earnings and profits amount attributable to its Denali Ordinary Shares under Section 367(b). There are, however, strict conditions for making this election, as enumerated in the Treasury Regulations.

U.S. Holders are strongly urged to consult with their own tax advisors regarding whether to make this election and if the election is determined to be advisable, the appropriate filing requirements with respect to this election. See “ –Passive Foreign Investment Company Status” for a discussion of whether the amount of inclusion under Section 367(b) of the Code should be reduced by amounts required to be taken into account by a Non–Electing Shareholder (as defined below) under the proposed Treasury regulations under Section 1291(f) of the Code.

A U.S. Holder (who is not a U.S. Shareholder) that beneficially owns (directly, indirectly or constructively) Denali Ordinary Shares with a fair market value of less than $50,000 generally would not be required to recognize any gain or loss or include any part of all earnings and profits amount in income under Section 367(b) of the Code in connection with the Domestication.

If the Domestication Does Not Qualify as a Reorganization

If the Domestication fails to qualify as a reorganization, and subject to the PFIC rules discussed below under the heading “ –Passive Foreign Investment Company Status,” a U.S. Holder that exchanges its Denali securities for Domesticated Denali securities in the Domestication is expected to recognize gain or loss equal to the difference between (i) the fair market value of the Domesticated Denali securities received and (ii) the U.S. Holder’s adjusted tax basis in the Denali securities exchanged therefor. A U.S. Holder’s aggregate tax basis in the Domesticated Denali securities received is expected to be the fair market value of the Domesticated Denali securities on the date of the Domestication. The U.S. Holder’s holding period for the Domesticated Denali securities received pursuant to the Domestication is expected to begin on the day after the date of the Domestication.

Such gain or loss generally will be a capital gain or loss and generally will be a long–term capital gain or loss if the U.S. Holder’s holding period for the Denali securities exceeds one year at the time of the Domestication. Long–term capital gains recognized by non–corporate U.S. Holders, including individuals, currently are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss recognized by a U.S. Holder generally will be treated as U.S. source gain or loss.

U.S. Holders should consult their own tax advisors as to the particular consequences to them of the exchange of Denali securities for Domesticated Denali securities pursuant to the Domestication, the qualification of the Domestication as a reorganization, and the application of Section 367(b) to the Domestication.

Passive Foreign Investment Company Status

Even if the Domestication qualifies as a reorganization, the Domestication may be a taxable event to U.S. Holders of Denali securities under the PFIC provisions of the Code, to the extent that Section 1291(f) of the Code applies. Because Denali is a blank check company with no current active operating business, based upon the composition of its income and assets, and upon a tentative review of its financial statements, Denali believes that it likely was a PFIC for its most recent taxable year ended on December 31, 2023, and will likely be considered a PFIC for its current taxable year which ends as a result of the Domestication.

Definition and General Taxation of a PFIC

A non–U.S. corporation will be classified as a PFIC for any taxable year (a) if at least 75% of its gross income consists of passive income, such as dividends, interest, rents and royalties (except for rents and royalties earned in the active conduct of a trade or business), and gains on the disposition of property that produces such income, or (b) if at least 50% of the fair market value of its assets (determined on the basis of a quarterly average) is attributable to assets that produce, or are held for the production of, passive income (including for these purposes its pro rata share of the gross income and assets of any corporation (and, if certain proposed Treasury Regulations are applied, partnerships) in which it is considered to own at least 25% of the interest, by value). The determination of whether a foreign corporation is a PFIC is made annually.

If Denali is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Denali securities and, in the case of Denali Ordinary Shares, the U.S. Holder did not make either (a) a timely qualified election fund (“QEF”) election under Section 1295 of the Code for Denali’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Denali Ordinary Shares or (b) a QEF election along with a “purging election,” both of which are discussed further below, such holder generally will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other disposition of its Denali securities (including a redemption treated as a sale or exchange); and

•

any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Denali Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Denali Ordinary Shares).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Denali securities;

•

the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of Denali’s first taxable year in which it qualified as a PFIC, will be taxed as ordinary income;

•

the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

In general, if Denali is determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to its Denali Ordinary Shares by making a timely QEF election (or a QEF election along with a purging election), as described below. Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of Denali’s net capital gain (as long–term capital gain) and other earnings and profits (as ordinary income), on a current basis, whether or not distributed, in the taxable year of the U.S. Holder in which Denali’s taxable year ends.

Impact of PFIC Rules on Certain U.S. Holders

The impact of the PFIC rules on a U.S. Holder of Denali securities will depend on whether the U.S. Holder has made a timely and effective election to treat Denali as a QEF, for Denali’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Denali Ordinary Shares, or if the U.S. Holder made an effective QEF election along with a “purging election,” as discussed below. A U.S. Holder’s ability to make an effective QEF election with respect to Denali is contingent upon, among other things, the provision by Denali of certain information that would enable the U.S. Holder to make and maintain a QEF election. A U.S. Holder that made a timely and effective QEF election for Denali’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Denali Ordinary Shares, or that made a QEF election along with a purging election, as discussed below, is hereinafter referred to as an “Electing Shareholder.” A U.S. Holder that did not make a timely and effective QEF election for Denali’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Denali Ordinary Shares, and that did not make a QEF election along with a purging election, is hereinafter referred to as a “Non–Electing Shareholder.”

As indicated above, if a U.S. Holder of Denali Ordinary Shares has not made a timely and effective QEF election with respect to Denali’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Denali Ordinary Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Denali Ordinary Shares for their fair market value on the “qualification date.” The qualification date is the first day of Denali’s tax year in which Denali qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Denali Ordinary Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Denali Ordinary Shares by the amount of the gain recognized and will also have a new holding period in the Denali Ordinary Shares for purposes of the PFIC rules.

A U.S. Holder may not make a QEF election with respect to its Warrants. As a result, if a U.S. Holder of Warrants sells or otherwise disposes of such warrants, any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if Denali were a PFIC at any time during the period the U.S. Holder held the Warrants.

U.S. Holders that hold (or are deemed to hold) stock of a foreign corporation that qualifies as a PFIC may instead elect to annually mark such stock to its market value if such stock is regularly traded on a national securities exchange that is registered with the SEC or certain foreign exchanges or markets of which the IRS has approved (a “mark–to–market election”). Nasdaq currently is considered to be an exchange that would allow a U.S. Holder to make a mark–to–market election. U.S. Holders are urged to consult their own tax advisors regarding the availability and tax consequences of a mark–to–market election with respect to their Denali Ordinary Shares under their particular circumstances.

Effect of PFIC Rules on the Domestication

Even if the Domestication qualifies as a reorganization, Section 1291(f) of the Code requires that, to the extent provided in regulations, a U.S. person that disposes of stock of a PFIC (including warrants and rights to acquire stock of a PFIC) must recognize gain notwithstanding any other provision of the Code. No final Treasury Regulations are in effect under Section 1291(f). Proposed Treasury Regulations under Section 1291(f) (the “Proposed Regulations”) were promulgated in 1992, with a retroactive effective date once they become finalized. If finalized in their present form, the Proposed Regulations would require taxable gain recognition by a Non–Electing Shareholder with respect to its exchange of Denali securities for Domesticated Denali securities in the Domestication if Denali were classified as a PFIC at any time during such U.S. Holder’s holding period in Denali securities. Any such gain generally would be treated as an “excess distribution” made in the year of the Domestication and would be subject to the special tax and interest charge rules discussed above under “–Passive Foreign Investment Company Status – Definition and General Taxation of a PFIC.” In addition, the Proposed Regulations would provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the Proposed Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) requires the shareholder to recognize gain or include an amount in income as a distribution under Section 301 of the Code, the gain realized on the transfer is taxable as an excess distribution under Section 1291 of the Code, and the excess, if any, of the amount to be included in income under Section 367(b) over the gain realized under Section 1291 is taxable as provided under Section 367(b). See “– U.S. Holders – U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities – If the Domestication Qualifies as a Reorganization – Effect of Section 367 of the Code on U.S. Holders of Denali Ordinary Shares.” The Proposed Regulations generally should not apply to an Electing Shareholder with respect to its Denali Ordinary Shares for which a timely QEF election, a QEF election along with a purging election, or mark–to–market election is made. An Electing Shareholder may, however, be subject to the rules discussed below under the section titled “– U.S. Holders – U.S. Federal Income Tax Consequences of the Domestication to U.S. Holders of Denali Securities – If the Domestication Qualifies as a Reorganization – Effect of Section 367 of the Code on U.S. Holders of Denali Ordinary Shares.”

The rules dealing with PFICs and with the QEF election and purging election (or a mark–to–market election) are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Denali securities should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

U.S. Federal Income Tax Consequences of Ownership and Disposition of New Semnur Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Semnur Common Stock to U.S. Holders who receive such New Semnur Common Stock pursuant to the Domestication.

Distributions on New Semnur Common Stock

The gross amount of any distribution on New Semnur Common Stock that is made out of New Semnur’s current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to a U.S. Holder as ordinary dividend income on the date such distribution is actually or constructively received by such U.S. Holder. Any such dividends paid to corporate U.S. Holders generally will qualify for the dividends received deduction if the requisite holding period is satisfied. Subject to applicable requirements and limitations, dividends paid to a non–corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long–term capital gains.

Non–corporate U.S. Holders that do not meet a minimum holding period requirement or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code (dealing with the deduction for investment interest expense) will not be eligible for the reduced rates of taxation applicable to qualified dividends. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met.

To the extent that the amount of any distribution made by New Semnur on the New Semnur Common Stock exceeds New Semnur’s current and accumulated earnings and profits for a taxable year (as determined under U.S. federal income tax principles), the distribution will first be treated as a tax–free return of capital, causing a reduction (but not below zero) in the adjusted basis of the U.S. Holder’s New Semnur Common Stock, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange as described below under “– Sale, Exchange, or Other Taxable Disposition of New Semnur Common Stock.”

Sale, Exchange, or Other Taxable Disposition of New Semnur Common Stock

A U.S. Holder will generally recognize gain or loss on any sale, exchange, or other taxable disposition of New Semnur Common Stock, including on a redemption that is treated as a sale or exchange under Section 302 of the Code, in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such New Semnur Common Stock. Any gain or loss recognized by a U.S. Holder on a taxable disposition of New Semnur Common Stock will generally be capital gain or loss and generally will be long–term capital gain or loss if the holder’s holding period in the New Semnur Common Stock exceeds one year at the time of the disposition. Preferential tax rates may apply to long–term capital gains recognized by non–corporate U.S. Holders (including individuals). The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder on the sale or exchange of New Semnur Common Stock will generally be treated as U.S. source gain or loss.

Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights

In the event that a U.S. Holder elects to redeem its Denali Class A Ordinary Shares (which will be exchanged for shares of New Semnur Common Stock in the Domestication) for cash, the treatment of the transaction for U.S.

federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the New Semnur Common Stock under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the New Semnur Common Stock, the U.S. Holder generally will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the New Semnur Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long–term capital gain or loss if the U.S. Holder’s holding period for the New Semnur Common Stock redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the New Semnur Common Stock may suspend the running of the applicable holding period for this purpose. Long term capital gain realized by a non–corporate U.S. Holder is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of New Semnur Common Stock, the U.S. Holder generally will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Denali’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the New Semnur Common Stock. Any remaining excess generally will be treated as gain realized on the sale or other disposition of the New Semnur Common Stock. Dividends paid to a U.S. Holder that is a taxable corporation generally will not be eligible for the dividends–received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non–corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the preferential tax rate accorded to long–term capital gains if the New Semnur Common Stock are readily tradable on an established securities market in the United States and we are not a PFIC for the taxable year in which the dividend was paid or in the previous year. However, it is unclear whether the redemption rights with respect to the New Semnur Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the preferential tax rate on qualified dividend income.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of New Semnur Common Stock treated as held by the U.S. Holder (including any New Semnur Common Stock constructively owned by the U.S. Holder, as discussed below) relative to all of the shares of New Semnur Common Stock outstanding both before and after the redemption. The redemption of New Semnur Common Stock generally will be treated as a sale or exchange of the New Semnur Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Denali or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only the New Semnur Common Stock actually owned by the U.S. Holder, but also shares of New Semnur Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include New Semnur Common Stock which could be acquired pursuant to the exercise of the Warrants. In order to meet the substantially disproportionate test, (i) the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of New Semnur Common Stock must be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption; (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of our outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership)

immediately before the redemption; and (iii) the U.S. Holder must own (including through constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of our stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the New Semnur Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the New Semnur Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other New Semnur Common Stock. The redemption of the New Semnur Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Denali. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Denali will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed New Semnur Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining New Semnur Common Stock, or if it has none, to the U.S. Holder’s adjusted tax basis in its Warrants or possibly in other New Semnur Common Stock constructively owned by it. Shareholders who hold different blocks of New Semnur Common Stock (generally, shares of Denali purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Because the Domestication will occur prior to the redemption of U.S. Holders that exercise redemption rights with respect to Denali Class A Ordinary Shares, U.S. Holders exercising such redemption rights will be deemed to have exchanged their Denali Class A Ordinary Shares for shares of New Semnur Common Stock and will be subject to the potential tax consequences of Section 367(b) of the Code and the tax rules relating to PFICs as a result of the Domestication (as discussed further above).

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of a redemption of all or a portion of their New Semnur Common Stock pursuant to an exercise of redemption rights.

Non–U.S. Holders

Certain U.S. Federal Income Tax Consequences to Non–U.S. Holders of Exercising Redemption Rights

Because the Domestication will occur immediately prior to the redemption of Non–U.S. Holders that exercise redemption rights with respect to our Denali Class A Ordinary Shares, the U.S. federal income tax consequences to a Non–U.S. Holder of New Semnur Common Stock that exercises its redemption rights to receive cash will depend on whether the redemption qualifies as a sale of the New Semnur Common Stock redeemed, as described above under “– Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights.” If such a redemption qualifies as a sale of New Semnur Common Stock, the U.S. federal income tax consequences to the Non–U.S. Holder will be as described below under “– Sale, Exchange, Redemption or Other Taxable Disposition of New Semnur Common Stock.” If such a redemption does not qualify as a sale of New Semnur Common Stock, the Non–U.S. Holder will be treated as receiving a distribution, the U.S. federal income tax consequences of which are described below under “– Distributions on New Semnur Common Stock.”

U.S. Federal Income Tax Consequences of Ownership and Disposition of New Semnur Common Stock

The following discussion is a summary of certain material U.S. federal income tax consequences of the ownership and disposition of New Semnur Common Stock to Non–U.S. Holders who receive such New Semnur Common Stock pursuant to the Domestication.

Distributions on New Semnur Common Stock

Distributions of cash or property to a Non–U.S. Holder in respect of New Semnur Common Stock will generally constitute dividends for U.S. federal income tax purposes to the extent paid from New Semnur’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds New Semnur’s current and accumulated earnings and profits, the excess will generally be treated first as a tax–free return of capital to the extent of the Non–U.S. Holder’s adjusted tax basis in the New Semnur Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “–Sale, Exchange, or Other Taxable Disposition of New Semnur Common Stock.”

Dividends paid to a Non–U.S. Holder of New Semnur Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate, unless such Non–U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate as described below. However, dividends that are effectively connected with the conduct of a trade or business by the Non–U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment or fixed base of the Non–U.S. Holder) generally are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied (generally by providing an IRS Form W–8ECI). Instead, such dividends generally are subject to United States federal income tax on a net income basis in the same manner as if the Non–U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non–U.S. Holder of New Semnur Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends generally will be required (a) to complete the applicable IRS Form W–8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if the shares of New Semnur Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non–U.S. Holders that are pass–through entities rather than corporations or individuals.

A Non–U.S. Holder of New Semnur Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non–U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Sale, Exchange, or Other Taxable Disposition of New Semnur Common Stock

Subject to the discussion of backup withholding and FATCA (as defined below), any gain realized by a Non–U.S. Holder on the taxable disposition of New Semnur Common Stock, including on a redemption that is treated as a sale or exchange under Section 302 of the Code, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non–U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non–U.S. Holder);

•

the Non–U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition and certain other conditions are met; or

•

we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five–year period ending on the date of disposition or the Non–U.S. Holder’s holding period for such New Semnur Common Stock, and either (A) shares of New Semnur Common Stock are not considered to be regularly traded on an established securities market or

(B) such Non–U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five–year period preceding such disposition and such Non–U.S. Holder’s holding period, more than 5% of the outstanding shares of New Semnur Common Stock. There can be no assurance that shares of New Semnur Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non–corporate Non–U.S. Holder described in the first bullet point immediately above generally will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non–U.S. Holder described in the second bullet point immediately above generally will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non–U.S. Holder that is a corporation falls under the first bullet point immediately above, it generally will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non–U.S. Holder, gain recognized by such Non–U.S. Holder on the sale, exchange or other disposition of New Semnur Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, a buyer may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such disposition. We believe that we are not and have not been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed. However, such determination is factual in nature and subject to change, and no assurance can be provided as to whether we are or will be a U.S. real property holding corporation with respect to a Non–U.S. Holder following the Business Combination or at any future time.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions we pay to such holder on such holder’s New Semnur Common Stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non–U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non–U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of Domesticated Denali securities or through the U.S. office (and in certain cases, the foreign office) of a broker. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its New Semnur Common Stock and adjustments to that tax basis and whether any gain or loss with respect to such securities is long–term or short–term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to cash distributions made on New Semnur Common Stock, and the proceeds from sales and other dispositions of Domesticated Denali securities by a U.S. Holder (other than an exempt recipient) who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	in certain circumstances, fails to comply with applicable certification requirements.

A Non–U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W–8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non–U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Foreign Account Tax Compliance Act

Under sections 1471 to 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) a 30% withholding tax generally applies with respect to certain dividends in respect of and, subject to the proposed Treasury Regulations described below, gross proceeds from a sale or disposition of, securities which are held by or through certain foreign financial institution (including investment funds), unless any such institution (a) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non–U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (b) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and the applicable foreign country may modify these requirements. Accordingly, the entity through which Denali securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, New Semnur Common Stock held by an investor that is a non–financial non–U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including New Semnur Common Stock), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Domesticated Denali securities.

SELECTED HISTORICAL FINANCIAL DATA OF DENALI

The following selected consolidated statements of operations data for the year ended December 31, 2024 and 2023 and balance sheet data as of December 31, 2024 and 2023 have been derived from Denali’s audited consolidated financial statements included elsewhere in this proxy statement/prospectus. The following selected consolidated statements of operations data for the three months ended March 31, 2025 and 2024 and the selected consolidated balance sheet data as of March 31, 2025 have been derived from Denali’s unaudited consolidated financial statements included elsewhere in this proxy statement/prospectus. Denali’s unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the selected financial data presented below in conjunction with the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali” and Denali’s audited and unaudited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus.

Consolidated Statements of Operations Data:	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
	(Unaudited)	(Unaudited)
Formation and operating costs	$246,600	$368,252	$1,649,106	$3,173,826
Loss from operations	$246,600	$368,252	$1,649,106	$3,173,826
Net (loss)/income	(194,603)	264,330	(167,306)	632,536
Basic and diluted weighted average redeemable ordinary shares outstanding	751,837	4,537,829	2,722,627	7,416,033
Basic and diluted net income per redeemable ordinary shares	$0.07	$$0.10	$0.32	$0.26
Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,572,500	2,572,500	2,572,500	2,572,500
Basic and diluted net loss (income) per non-redeemable ordinary share	$(0.10)	$(0.08)	$(0.40)	$(0.50)

Consolidated Balance Sheet Data:	As of March 31, 2025	As of December 31, 2024	As of December 31, 2023
	(Unaudited)
Total current assets	$2,736	$16,868	$209,440
Cash and Investments held in trust	9,145,167	9,021,005	50,477,963
Total assets	9,147,903	9,037,873	50,687,403
Total liabilities	10,739,217	10,434,584	8,491,480
Class A ordinary shares subject to possible redemption 751,837, 751,837 and 4,537,829 shares at redemption value of $12.16, $12.00 and $11.12 per share as of March 31, 2025, December 31, 2024 and December 31, 2023, respectively	9,145,167	9,021,005	50,477,963

Total shareholders’ deficit	(10,736,481)	(10,417,716)	(8,282,040)

SELECTED HISTORICAL FINANCIAL INFORMATION OF SEMNUR

The following selected statements of operations data for the years ended December 31, 2024 and 2023 and the selected balance sheet data as of December 31, 2024 and 2023 have been derived from Semnur’s audited financial statements included elsewhere in this proxy statement/prospectus. The following selected statements of operations data for the three months ended March 31, 2025 and 2024 and the selected balance sheet data as of March 31, 2025 have been derived from Semnur’s unaudited financial statements included elsewhere in this proxy statement/prospectus. Semnur’s unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of management, include all adjustments, consisting of normal recurring adjustments and accruals, necessary for a fair statement of the information for the interim periods.

The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information presented below in conjunction with the section of this proxy statement/prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur” and Semnur’s audited and unaudited financial statements and the related notes included elsewhere in this proxy statement/prospectus.

	Three Months Ended March 31,
	2025	2024
(in thousands, except for share and per share amounts)	(unaudited)
Statements of Operations Data:
Operating costs and expenses:
Research and development	$187	$931
General and administrative	478	575

Total operating expenses	665	1,506

Loss from operations	(665)	(1,506)

Net loss	$(665)	$(1,506)

Net loss per share — basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

	Year Ended December 31,
(in thousands, except for share and per share amounts)	2024	2023
Statements of Operations Data:
Operating costs and expenses:
Research and development	$1,709	$1,621
General and administrative	2,981	1,640
Total operating expenses	4,690	3,261
Loss from operations	(4,690)	(3,261)
Net loss	$(4,690)	$(3,261)

Net loss per share — basic and diluted	$(0.03)	$(0.02)

Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

	As of December 31,		As of March 31,
(in thousands)	2024	2023	2025
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$12	$12	$7
Total assets	6,684	703	7,513
Total liabilities	49,468	38,797	50,962
Total stockholders' deficit	(42,784)	(38,094)	(43,449)
Accumulated deficit	(115,384)	(110,694)	(116,049)
Net working capital(1)	$5,960	$(882)	$6,617

(1)	Net working capital is equal to the difference between Semnur’s current assets and current liabilities.

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined financial information (the “Summary Pro Forma Information”) presents the combination of the financial information of Denali and Semnur after giving effect to the transactions contemplated by the Merger Agreement, including the Business Combination, and related adjustments further described in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”

The summary unaudited pro forma condensed combined balance sheet data as of March 31, 2025 gives effect to the Business Combination as if it had occurred on March 31, 2025. The summary unaudited pro forma condensed combined statements of operations data for the three months ended March 31, 2025 and the year ended December 31, 2024 give effect to the Business Combination as if it had occurred on January 1, 2024.

The unaudited pro forma condensed combined financial information is based on, and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the audited historical financial statements of each of Denali and Semnur as of and for the year ended December 31, 2024, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus;

•

the unaudited historical financial statements of each of Denali and Semnur as of and for the three months ended March 31, 2025, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

•

other information related to Denali and Semnur contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur.”

The Summary Pro Forma Information has been presented for informational purposes only and is not necessarily indicative of what the post-combination company’s financial position or results of operations actually would have been had the Business Combination been completed as of the dates indicated. In addition, the Summary Pro Forma Information does not purport to project the future financial position or operating results of the post-combination company.

The unaudited pro forma condensed combined information assumes that Denali’s public shareholders approve the proposed Business Combination. Denali’s public shareholders may elect to redeem their Denali Class A Ordinary Shares for cash even if they approve the proposed Business Combination. Denali cannot predict how many of its remaining public shareholders will exercise their right to have their public shares redeemed for cash. As a result, Denali has elected to provide the unaudited pro forma condensed combined financial information under five different redemption scenarios, each as described below.

•

Assuming No Redemptions: This scenario assumes that no Denali public shareholders exercise their right to redeem any of their Denali Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•

Assuming 25% Redemptions: This scenario assumes that 10,935 Denali Class A Ordinary Shares (25% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $133,079 to be redeemed out of the Trust Account.

•

Assuming 50% Redemptions: This scenario assumes that 21,870 Denali Class A Ordinary Shares (50% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $266,158 to be redeemed out of the Trust Account.

•

Assuming 75% Redemptions: This scenario assumes that 32,805 Denali Class A Ordinary Shares (75% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $399,237 to be redeemed out of the Trust Account.

•

Assuming 100% Redemptions: This scenario assumes that 43,739 Denali Class A Ordinary Shares are redeemed at approximately $12.17 per share for an aggregate payment of $532,304 to be redeemed out of the Trust Account.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

(In thousands, except share and per share amounts)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 25% Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming 100% Redemption)
Statement of Operations Data
Three Months Ended March 31, 2025
Net loss	$(70,723)	$(70,723)	$(70,723)	$(70,723)	$(70,723)
Weighted average shares outstanding — New Semnur, basic and diluted	234,126,025	234,115,090	234,104,155	234,093,220	234,082,286
Net loss per share — New Semnur, basic and diluted	$(0.30)	$(0.30)	$(0.30)	$(0.30)	$(0.30)

Balance Sheet Data as of March 31, 2025
Total assets	$689	$689	$689	$689	$689
Total liabilities	3,284	3,417	3,550	3,683	3,816
Total stockholders’ deficit	(2,595)	(2,728)	(2,861)	(2,994)	(3,127)

(In thousands, except share and per share amounts)	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 25% Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming 100% Redemption)
Statement of Operations Data
Year Ended December 31, 2024
Net loss	$(590,878)	$(590,878)	$(590,878)	$(590,878)	$(590,878)
Weighted average shares outstanding — New Semnur, basic and diluted	234,126,025	234,115,090	234,104,155	234,093,220	234,082,286
Net loss per share — New Semnur, basic and diluted	$(2.52)	$(2.52)	$(2.52)	$(2.52)	$(2.52)

TRADING MARKET AND DIVIDENDS

Denali

Ticker Symbol and Market Price

The Public Units, Denali Class A Ordinary Shares and Public Warrants are each listed on the OTC Markets under the symbols “DNQUF,” “DNQAF,” and “DNQWF,” respectively.

The closing prices of the Public Units, Denali Class A Ordinary Shares and Public Warrants on August 29, 2024, the last trading day before announcement of the execution of the Merger Agreement, were $11.53, $11.48 and $0.0674, respectively. As of August 11, 2025, the most recent practicable date prior to the date of this proxy statement/prospectus, the closing prices for each Public Unit, Denali Class A Ordinary Share and Public Warrant were $10.42, $11.54 and $0.10, respectively.

Holders

As of August 12, 2025, the Record Date for the Meeting, there was one holder of record of the Public Units, one holder of record of the Denali Class A Ordinary Shares and one holder of record of the Public Warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose Public Units, Denali Class A Ordinary Shares and Public Warrants are held of record by banks, brokers and other financial institutions.

Dividend Policy

Denali has not paid any cash dividends on Denali Ordinary Shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Semnur’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any dividends subsequent to the Business Combination will be within the discretion of the New Semnur Board. Further, if New Semnur incurs any indebtedness in connection with the Business Combination, New Semnur’s ability to declare dividends may be limited by restrictive covenants New Semnur has agreed to in connection therewith.

Semnur

There is no public market for shares of Semnur Common Stock and Semnur Preferred Stock.

BUSINESS OF DENALI

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Denali” refer to Denali Capital Acquisition Corp. prior to the consummation of the Business Combination.

General

Denali is a blank check company incorporated on January 5, 2022 as a Cayman Islands exempted company for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Denali has neither engaged in any operations nor generated any revenue to date. Based on Denali’s business activities, it is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.

Denali is not presently engaged in, and Denali will not engage in, any substantive commercial business until it completes the Business Combination with Semnur or another target business.

Initial Public Offering

On April 11, 2022, Denali consummated its IPO of 8,250,000 Public Units, including the issuance of 750,000 Public Units as a result of the underwriters’ partial exercise of their over-allotment option. Each Public Unit consists of one Denali Class A Ordinary Share, and one Public Warrant, each whole warrant entitling the holder thereof to purchase one Denali Class A Ordinary Share at an exercise price of $11.50 per share. The Public Units were sold at a price of $10.00 per unit, generating gross proceeds to Denali of $82,500,000.

Substantially concurrently with the consummation of the IPO, Denali completed the Private Placement of 510,000 Denali Private Placement Units at a purchase price of $10.00 per Denali Private Placement Unit to the Sponsor (including the private placement of 30,000 units as a result of the underwriters’ partial exercise of their over-allotment option), generating gross proceeds to Denali of $5,100,000. Each whole Denali Private Placement Unit consists of one Denali Class A Ordinary Share and one Denali Private Placement Warrant. Each Denali Private Placement Warrant entitles the holder to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Denali Private Placement Warrants have terms and provisions that are identical to those of the Public Warrants sold as part of the Public Units in the IPO. In addition, the Denali Private Placement Warrants are entitled to certain registration rights. The Denali Private Placement Units and Denali Private Placement Warrants (including the Denali Class A Ordinary Shares issuable upon exercise of the Denali Private Placement Warrant) will not be transferable, assignable or salable until 30 days after Denali completes the Business Combination with Semnur or another target business.

Offering Proceeds Held in Trust

On the closing date of the IPO, a total of $84,150,000, comprised of the proceeds from the IPO and proceeds from the Private Placement, were placed in the Trust Account. On May 26, 2022, Denali announced that holders of the 8,250,000 Public Units may elect to separately trade the Denali Class A Ordinary Shares and Warrants comprising the Public Units commencing May 31, 2022. Those Public Units not separated would continue to trade on Nasdaq under the symbol “DECAU,” and each of the Denali Class A Ordinary Shares and Warrants that were separated would trade on Nasdaq under the symbols “DECA” and “DECAW,” respectively. Following the delisting from Nasdaq, the Public Units, Denali Class A Ordinary Shares and Public Warrants commenced trading on the OTC Markets under the symbols “DNQUF,” “DNQAF” and “DNQWF,” respectively.

As of December 31, 2024, all of the assets held in the Trust Account have been held solely in cash in an interest-bearing demand deposit account at a bank. The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Business Combination. To the extent that the Company’s share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue the Company’s growth strategies.

Fair Market Value of Target Business

The target business or businesses that Denali acquires must collectively have a fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of deferred underwriting discounts held in, and taxes payable on, the income earned on the Trust Account) at the time of the execution of a definitive agreement for Denali’s initial business combination. The Denali Board considered the opinion delivered by CB Capital to the effect that, as of the date of the opinion, and subject to and based on the assumptions made, procedures followed, matters considered, limitations of the review undertaken and qualifications contained in the opinion, the valuation range for the acquired assets referenced therein, from a financial point of view, of between $2.001 billion and $2.554 billion, and from a financial point of view, that the Business Combination is a fair one, and accordingly that Semnur has a fair market value equal to at least eighty percent (80%) of the balance of funds in the Trust Account (excluding deferred underwriting commissions and taxes payable). As disclosed elsewhere in this proxy statement/prospectus, Semnur is a majority owned subsidiary of Scilex. Holders of Denali Ordinary Shares and other potential investors should be aware that the current market capitalization of Semnur’s parent company, Scilex, is approximately $61.6 million, as of July 18, 2025.

Redemption Rights in Connection with Shareholder Approval of Business Combinations

Under the Current Denali Charter, if Denali is required by law or elects to seek shareholder approval of its initial business combination, holders of Denali Class A Ordinary Shares must be given the opportunity to redeem their Denali Class A Ordinary Shares in connection with the proxy solicitation for the applicable shareholder meeting, regardless of whether they vote for or against the Business Combination, subject to the limitations described in the prospectus for Denali’s IPO. Accordingly, in connection with the Business Combination, holders of Denali Class A Ordinary Shares may seek to redeem their Denali Class A Ordinary Shares in accordance with the procedures set forth in this proxy statement/ prospectus.

Voting Obligations in Connection with the Meeting

Pursuant to the Sponsor Support Agreement, the Sponsor and Denali’s executive officers and directors have agreed to vote all of the Denali securities held by them in favor of the Business Combination proposal and the other shareholder proposals and not to seek to have any shares redeemed in connection with the Business Combination.

Redemption of Denali Class A Ordinary Shares and Liquidation if No Initial Business Combination

The Sponsor and Denali’s officers and directors have agreed, and the Current Denali Charter provides, that we have until December 11, 2025, to complete an initial business combination. If we have not completed an initial business combination by December 11, 2025, we will: (a) cease all operations except for the purpose of winding up, (b) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us (less tax payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (c) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and the Denali Board, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. If Denali does not complete its initial business combination by December 11, 2025 in accordance with the Current Denali Charter

(as described further below), the proceeds from the sale of the Denali Private Placement Units held in the Trust Account will be used to fund a portion of the redemptions of the Denali Class A Ordinary Shares (subject to the requirements of applicable law) and the Denali Private Placement Warrants will expire worthless. Furthermore, if Denali does not complete its initial business combination by December 11, 2025 and Denali liquidates the funds held in the Trust Account, holders of Public Warrants will not receive any funds with respect to their Public Warrants, nor will they receive any distribution from Denali’s assets held outside of the Trust Account with respect to such Public Warrants. Accordingly, the Public Warrants may expire worthless. Denali has the option to extend the deadline to complete the Business Combination beyond December 11, 2025. This extension would require approval by Denali’s shareholders through a proxy vote.

Denali initially had until October 11, 2023 to consummate an initial business combination. On October 11, 2023, Denali held the Extension Meeting. At the Extension Meeting, the shareholders approved amendments to the Current Denali Charter to, among other things, extend the date by which Denali must (i) consummate an initial business combination; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of Denali Class A Ordinary Shares, from October 11, 2023 to July 11, 2024, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month extension (the “Extension Payment”) the lesser of (a) an aggregate of $50,000 or (b) $0.03 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Extension Meeting, shareholders holding 3,712,171 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $40.5 million (approximately $10.92 per share) was removed from the Trust Account to pay such holders.

On January 25, 2023, Denali entered into the Longevity Merger Agreement, by and among Longevity, Holdco, Denali-Longevity Merger Sub, Longevity Merger Sub, and the Seller Representative.

Pursuant to the Longevity Merger Agreement, the parties thereto were to enter into the Longevity Business Combination, pursuant to which, among other things, immediately following the consummation of the acquisitions by Longevity of each of Cerevast Medical, Inc., Aegeria Soft Tissue LLC, and Novokera LLC, (i) the Denali-Longevity Merger would occur, with Denali as the surviving entity of the Denali-Longevity Merger, and (ii) the Longevity Merger would occur, with Longevity as the surviving company of the Longevity Merger. Following the Denali-Longevity Merger and Longevity Merger, each of Longevity and Denali would be a subsidiary of Holdco, and Holdco would become a publicly traded company.

On June 26, 2024, pursuant to Section 11.1(a) of the Merger Agreement, the parties entered into the Termination Agreement pursuant to which the Longevity Merger Agreement was terminated effective as of the date of the Termination Agreement.

As a result of the Termination Agreement, the Longevity Merger Agreement is of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement also automatically terminated in accordance with their respective terms. As a result of the termination of the Longevity Merger Agreement, Holdco withdrew its registration statement on Form S-4, as amended, initially filed with the SEC on March 29, 2023.

On July 10, 2024, Denali held the Second Extension Meeting to consider and vote upon the Second Extension Amendment Proposal to extend the date by which Denali must: (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine (9) times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Second Extension Meeting, shareholders holding 3,785,992 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders.

On April 11, 2025, Denali held the Third Extension Meeting to consider and vote upon the Third Extension Amendment Proposal to extend the date by which Denali must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of Denali’s initial business combination has occurred, without the need for any further approval of Denali’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of Denali’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination. In connection with the Third Extension Meeting, shareholders holding 708,098 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders.

Denali expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. Denali will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations it may owe or for working capital purposes.

If Denali was to expend all of the net proceeds of the IPO and the sale of the Denali Private Placement Units, other than the proceeds deposited in the Trust Account, and without taking into account interest earned on the Trust Account, the per share redemption amount received by Denali’s public shareholders upon Denali’s dissolution would be approximately $12.18. The proceeds deposited in the Trust Account could, however, become subject to the claims of Denali’s creditors, which would have higher priority than the claims of Denali shareholders. Denali cannot assure you that the actual per share redemption amount received by Denali’s public shareholders will not be substantially less than $12.18.

Although Denali will continue to seek to have all vendors, service providers (other than our independent registered public accounting firm) and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of Denali’s public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to fraudulent inducement, breach of fiduciary duty or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.

In connection with the Extension Amendment (as defined in the Merger Agreement), approximately $40.5 million (approximately $10.92 per share) was removed from the Trust Account to pay such holders. In connection with the Second Extension Meeting, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders.

Under Cayman Islands law, shareholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The portion of the Trust Account distributed to Denali’s public shareholders upon the redemption of 100% of outstanding Denali Class A Ordinary Shares in the event Denali does not complete its initial business combination by December 11, 2025, may be considered a liquidation distribution under Cayman Islands law. If the corporation complies with certain procedures as required by Cayman Islands law intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to shareholders, any liability of shareholders with respect to a liquidating distribution is limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder would be barred after the third anniversary of the dissolution.

Furthermore, if the pro rata portion of the Trust Account distributed to holders of Denali Class A Ordinary Shares upon the redemption of Denali Class A Ordinary Shares in the event Denali does not complete its initial business combination by December 11, 2025, is not considered a liquidating distribution under Cayman Islands law and such redemption distribution is deemed to be unlawful (potentially due to the imposition of legal proceedings that a party may bring or due to other circumstances that are currently unknown), then pursuant to Cayman Islands law, the statute of limitation for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.

If Denali files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy or insolvency estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy or insolvency claims deplete the Trust Account, Denali cannot assure you we will be able to return $10.00 per share to Denali’s public shareholders. Additionally, if Denali files a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy or insolvency court could seek to recover some or all amounts received by our shareholders. Furthermore, the Denali Board may be viewed as having breached its fiduciary duty to our creditors and/or to have acted in bad faith, thereby exposing us or the Denali Board to claims of punitive damages, by paying Denali shareholders from the Trust Account prior to addressing the claims of creditors. Denali cannot assure you that claims will not be brought against us for these reasons.

Holders of Denali Class A Ordinary Shares will be entitled to receive funds from the Trust Account only upon the earliest to occur of: (a) Denali’s completion of its initial business combination, and then only in connection with those Denali Class A Ordinary Shares that such shareholder properly elected to redeem, subject to certain limitations, (b) the redemption of any public shares properly tendered in connection with a shareholder vote to amend the amended and restated memorandum and articles of association of Denali (i) to modify the substance or timing of Denali’s obligation to provide holders of Denali Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of the issued and outstanding Denali Class A Ordinary Shares if we do not complete an initial business combination by December 11, 2025 or (ii) with respect to any other provision relating to the rights of holders of Denali Class A Ordinary Shares, and (c) the redemption of Denali Class A Ordinary shares if we have not consummated an initial business combination by December 11, 2025, subject to applicable law.

In no other circumstances will a Denali shareholder have any right or interest of any kind to or in the Trust Account. A Denali shareholder’s voting in connection with the Business Combination alone will not result in such shareholder’s redeeming its Denali Class A Ordinary Shares for an applicable pro rata share of the Trust Account. Such shareholder must have also exercised its redemption rights described above.

Limitation on Redemption Rights

The Current Denali Charter provides that a holder of Denali Class A Ordinary Shares, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 15% of the Denali Class A Ordinary Shares sold in the IPO. Denali believes this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a business combination as a means to force Denali or Denali’s management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a shareholder holding more than an aggregate of 15% of the Denali Class A Ordinary Shares could threaten to exercise its redemption rights if such holder’s shares are not purchased by Denali, the Sponsor or Denali’s management at a premium to the then-current market price or on other undesirable terms. By limiting the shareholders’ ability to redeem no more than 15% of the Denali Class A Ordinary Shares, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete a business combination. However, Denali is not restricting our shareholders’ ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in the IPO) for or against the Business Combination.

Facilities

Denali currently maintains its executive offices at 437 Madison Avenue, 27th Floor, New York, NY 10022.

Human Capital Resources

Denali has two executive officers. These individuals are not obligated to devote any specific number of hours to Denali’s matters but they intend to devote as much of their time as they deem necessary to Denali’s affairs until Denali has completed its initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for Denali’s initial business combination and the stage of the business combination process Denali is in. Denali does not intend to have any full-time employees prior to the completion of its initial business combination.

Denali believes that its management team is well positioned to identify attractive risk-adjusted returns in the marketplace and that its contacts and transaction sources, ranging from industry executives, private owners, private equity funds, and investment bankers, will enable it to pursue a broad range of opportunities. Denali’s management believes that its ability to identify and implement value creation initiatives will remain central to its differentiated acquisition strategy.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against Denali or any members of Denali’s management team in their capacity as such, and Denali and the members of Denali’s management team have not been subject to any such proceeding in the twelve months preceding the date of this filing.

Denali Merger Sub Inc.

Merger Sub is a Delaware corporation and direct, wholly owned subsidiary of Denali. Merger Sub does not own any material assets or operate any business and was formed for the purpose of participating in the Business Combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF DENALI

The following discussion and analysis of Denali’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Denali” refer to Denali Capital Acquisition Corp. prior to the consummation of the Business Combination.

Overview

We are a blank check company incorporated as a Cayman Islands exempted company on January 5, 2022 (inception), for the purpose of effecting an initial business combination. While we will not be limited to a particular industry or geographic region in our identification and acquisition of a target company, we intend to focus on technology, consumer and hospitality and will not complete our initial business combination with a target that is headquartered in China (including Hong Kong and Macau) or conducts a majority of its business in China (including Hong Kong and Macau). We intend to effectuate our initial business combination using cash from the proceeds of our IPO and the sale of units in the Denali Private Placement to the Sponsor, additional shares, debt or a combination of cash, equity and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a business combination will be successful.

Recent Developments

On October 2, 2024, Denali received the Notice from the staff at Nasdaq notifying the Company that the Company is not in compliance with the MVLS Rule, which requires the Company to maintain a MVLS of $50.0 million, and the Total Assets Rule, which requires the Company to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market. The Notice was only a notification of deficiency, not of imminent delisting, and had no effect on the listing or trading of the Company’s securities on the Nasdaq Global Market at the time of the Notice.

The Notice stated that the Company had 180 calendar days, or until March 31, 2025, to regain compliance with the Listing Rules. To regain compliance, the Company’s MVLS needed to meet or exceed $50.0 million for a minimum of ten consecutive business days during the 180-day compliance period ending on March 31, 2025. The Notice further stated that in the event the Company did not regain compliance with the Listing Rules prior to the expiration of the compliance period, it would receive written notification that its securities are subject to delisting, and the Company would have the opportunity to appeal the decision to a Nasdaq Hearing Panel.

On April 2, 2025, the Company received the Staff’s Determination stating that the Company had not regained compliance with the Listing Rules, and also that the Company was not in compliance with the Public Float Rule, which requires the Company to maintain a minimum of 1,100,000 publicly held shares for continued listing. Consequently, the Staff determined that the Company’s securities would be delisted from the Nasdaq Global Market unless the Company requested an appeal of this determination by April 9, 2025. The Company did not appeal the Staff’s delisting determination, and the Company’s Class A Ordinary Shares, warrants, and units were delisted at the opening of business on April 16, 2025. Trading of the Company’s securities on the OTC markets commenced on April 17, 2025.

On January 25, 2023, we entered into the Longevity Merger Agreement, by and among Longevity, Holdco, Denali-Longevity Merger Sub, Longevity Merger Sub, and the Seller Representative.

On March 29, 2023, Holdco filed a Form S-4 with the SEC to register shares of its common stock that will be issued in connection with the business combination contemplated by the Longevity Merger Agreement, as amended by Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto, filed with the SEC on May 31, 2023, July 13, 2023, September 1, 2023, October 20, 2023, November 21, 2023 and December 6, 2023 respectively. On December 14, 2023, Holdco filed a notice of effectiveness. On January 9, 2024, our shareholders held the Longevity Business Combination Meeting and voted in favor of approving the Longevity Business Combination.

On June 26, 2024, pursuant to Section 11.1(a) of the Longevity Merger Agreement, the parties entered into the Termination Agreement pursuant to which the Longevity Merger Agreement was terminated effective as of the date of the Termination Agreement.

As a result of the Termination Agreement, the Longevity Merger Agreement will be of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement will also automatically terminate in accordance with their respective terms. As a result of the termination of the Longevity Merger Agreement, Holdco filed the Registration Withdrawal Request on Form RW on August 9, 2024, to withdraw its registration statement on Form S-4, as amended, initially filed with the SEC on March 29, 2023.

On July 2, 2024, the Company issued a press release to announce that it entered into a letter of intent with Semnur, a majority owned subsidiary of Scilex, for a potential business combination.

On July 10, 2024, the shareholders of the Company held an extraordinary general meeting of shareholders (the “Shareholder Meeting”) to consider and vote upon a proposal to amend, by way of special resolution, the amended and restated memorandum and articles of association of the Company to extend the date by which the Company must: (i) consummate an initial business combination; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Denali Class A Ordinary Shares, included as part of the units sold in the IPO from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine (9) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination.

In connection with the Shareholder Meeting, shareholders holding 3,785,992 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 751,837 public shares outstanding.

On April 11, 2025, Denali held the Third Extension Meeting. At the Third Extension Meeting, the shareholders approved amendments to the Current Denali Charter to, among other things, extend the date by which the Company must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest bearing promissory note payable upon consummation of an initial business combination.

In connection with the Third Extension Meeting, shareholders holding 708,098 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 43,739 public shares outstanding.

On July 10, 2024, the Company issued the Sponsor Extension Convertible Promissory Note. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note. The Sponsor Extension Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.

On August 30, 2024, the Company entered into the Merger Agreement with Semnur and Merger Sub. Subject to the terms and conditions set forth in the Merger Agreement, the total consideration to be paid at Closing by the Company to Semnur’s equityholders will be an amount equal to the quotient of (a) $2,500,000,000 divided by (b) $10.00, and will be payable in shares of New Semnur Common Stock. In accordance with the terms and subject to the conditions of the Merger Agreement, following the Domestication and at the Effective Time: (i) each share of Semnur Common Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, a number of New Semnur Common Stock equal to the Exchange Ratio (as defined in the Merger Agreement); (ii) each share of Semnur Preferred Stock issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one share of New Semnur Series A Preferred Stock and (b) one-tenth of one New Semnur Common Stock, and (iii) subject to the Company’s receipt of the Option Exchange Approval (as defined in the Merger Agreement), each option to purchase a share of Semnur Common Stock that is then outstanding shall be converted into the right to receive an option to purchase a number of New Semnur Common Stock as determined by the Exchange Ratio upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, with the exercise price thereof adjusted by the Exchange Ratio. For purposes of the Merger Agreement, Semnur’s equity value is $2,500,000,000.

The Merger Agreement was amended on July 22, 2025, pursuant to Amendment No. 2 to Merger Agreement, by and among Denali, Merger Sub and Semnur. Among other things, Amendment No. 2 to Merger Agreement modifies the definitions of the Exchange Ratio and Merger Consideration to facilitate the issuance of additional shares of Semnur Common Stock prior to the closing of the Business Combination in connection with any potential private placement financing and to advisors and other service providers for services rendered.

The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the Closing, including, among others, the following:

Concurrently with the execution of the Merger Agreement, the Sponsor and each of the Company’s directors and executive officers entered into the Sponsor Support Agreement with the Company and Semnur, pursuant to which the Sponsor and each of Company’s directors and executive officers has agreed to, among other things: (i) vote in favor of the Parent Shareholder Approval Matters (as defined in the Merger Agreement) and in favor of any proposal in respect of an Extension Amendment (as such terms are defined in the Merger Agreement);

(ii) vote against (or otherwise withhold written consent of, as applicable) any “Business Combination” (as such term is defined in Denali’s organizational documents) or any proposal relating thereto (in each case, other than as contemplated by the Merger Agreement); (iii) vote against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby); (iv) vote against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of the Company (other than in connection with the Merger Agreement and the transactions contemplated thereby); and (v) vote against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement or the Merger Agreement or any of the transactions contemplated thereby, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Denali or Merger Sub under the Merger Agreement, (c) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (d) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Under the terms of the Sponsor Support Agreement, the Sponsor also agreed to certain standstill provisions with respect to the ordinary shares and other equity securities of the Company held by the Sponsor.

Concurrently with the execution of the Merger Agreement, the Company, Semnur and Scilex (as the then sole stockholder of Semnur) entered into the Company Stockholder Support Agreement, pursuant to which Scilex agreed to, among other things: (i) appear at any meeting of Semnur’s stockholders related to the transactions contemplated by the Merger Agreement, or otherwise cause its shares of Semnur Common Stock to be counted as present thereat for the purpose of establishing a quorum; (ii) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur Common Stock in favor of the Merger Agreement and the Business Combination; (iii) authorize and approve any amendment to Semnur’s certificate of incorporation or bylaws that is deemed necessary or advisable by Semnur for purposes of effecting the Business Combination; and (iv) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur Common Stock against any other action that would reasonably be expected to (a) impede, interfere with, frustrate, delay, postpone or adversely affect the Business Combination, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of Semnur under the Merger Agreement or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of Scilex contained in the Company Stockholder Support Agreement.

In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement. Pursuant to the Sponsor Interest Purchase Agreement, Scilex agreed to purchase the Purchased Interests of the Company that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000, the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the Sponsor Interest Purchase Agreement, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one share of New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement. The Merger Agreement contemplates that, at or prior to the Closing, the Company and Scilex will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain shares of New Semnur Common Stock for resale and be effective as of the Closing.

The Merger Agreement contemplates that, at or prior to the closing of the Merger, the Company and Scilex will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain New Semnur Common Stock for resale and be effective as of the closing of the Merger.

Concurrently with the execution of the Merger Agreement, the Company entered into the Stockholder Agreement with Scilex. Pursuant to the Stockholder Agreement, from and after the Effective Time, and for so long as Scilex beneficially owns any New Semnur Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (b) the size of the New Semnur Board, and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the certificate of designations designating the New Semnur Preferred Stock, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on shares of New Semnur Common Stock. In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the Release Date). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Company Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur, (ii) approval of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable and (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

During the three months ended March 31, 2025, the Sponsor lent an aggregate of $100,000 to the Company resulting in the aggregate principal amount of the Sponsor Convertible Promissory Note and the Sponsor Extension Convertible Promissory Note being increased to $1,523,237.

During the three months ended March 31, 2025, Scilex lent an aggregate of $45,191 to the Company resulting in the principal amount of the related Scilex Convertible Promissory Note being increased to $120,482.

During the three months ended March 31, 2025, the Company did not incur any additional borrowings from FutureTech. The outstanding principal balance of the related convertible promissory note held by FutureTech was $1,275,000 as of March 31, 2025.

Results of Operations

We have neither engaged in any operations nor generated any operating revenues to date. Our only activities from January 5, 2022 (inception) through March 31, 2025, were organizational activities, those necessary to prepare for and complete the IPO, and, subsequent to the IPO, identifying a target company for a business combination and activities in connection with the proposed business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We are generating non-operating income in the form of interest income on marketable securities held after the IPO. We have incurred and will continue to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with searching for, and completing, a business combination.

For the three months ended March 31, 2025, we had a net loss of $194,603 which primarily consists of formation and operating expenses of $246,600 and interest expense of $26,974, partially offset by income earned on investment held in the Trust Account of $78,971.

For the three months ended March 31, 2024, we had a net income of $264,330 which primarily consists of income earned on investment held in the Trust Account of $653,885, partially offset by formation and operating expenses of $368,252 and interest expense of $21,303.

For the year ended December 31, 2024, we had a net loss of $167,306 which primarily consists of formation and operating expenses of $1,649,106 and interest expense of $96,242 being partially offset by income earned on investment held in the Trust Account of $1,578,042.

For the year ended December 31, 2023, we had a net income of $632,536 which primarily consists of income earned on investment held in the Trust Account of $3,843,271 being partially offset by formation and operating expenses of $3,173,826 and interest expense of $36,909.

Cash Flows from Operating Activities

For the three months ended March 31, 2025, net cash used in operating activities was $114,131, primarily due to a net loss of $194,603 for the period and the changes in current assets and liabilities of $159,443, primarily due to increase in accounts payable, accrued expenses of $132,468, increase in accrued interest expense — related party of $17,209 and increase in accrued interest expense — others of $9,766. In addition, net cash used in operating activities includes non-cash adjustments to reconcile net loss from income on the Trust Account of $78,971.

For the three months ended March 31, 2024, net cash used in operating activities was $374,151, primarily due to net income of $264,330 for the period and the changes in current assets and liabilities of $15,404 due to prepaid expenses of $59,423, accounts payable and accrued expenses of $53,524, accrued interest expense — related party of $11,430 and accrued interest expense — others of $9,873. In addition, net cash used in operating activities includes adjustments to reconcile net income from income on the Trust Account of $653,885.

For the year ended December 31, 2024, net cash used in operating activities was $753,296, primarily due to a net loss of $167,306 for the period and the changes in current assets and liabilities of $585,990, primarily due to decrease of prepaid expenses of $4,976 and increase in accounts payable, accrued expenses of $890,833, increase in accrued interest expense — related party of $56,534 and increase in accrued interest expense — others of $39,709. In addition, net cash used in operating activities includes non-cash adjustments to reconcile net loss from income on the Trust Account of $1,578,042.

For the year ended December 31, 2023, net cash used in operating activities was $632,783, primarily due to a net income of $632,536 for the year and the changes in current assets and liabilities of $2,577,950, primarily due to prepaid expenses of $83,113, accounts payable and accrued expenses of $2,457,940, accrued interest expense — related party of $18,021 and accrued interest expense — others of $18,878. In addition, net cash used in operating activities includes adjustments to reconcile net income from income on the Trust Account of $3,843,271.

Cash Flows from Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was $43,425,328 primarily due to cash withdrawn from Trust Account in connection with redemption of 3,785,992 shares of our ordinary shares by our public shareholders.

For the year ended December 31, 2023, net cash provided by investing activities was $39,711,908 primarily due to cash withdrawn from Trust Account in connection with redemption of ordinary shares amounting to

$40,536,908 partially offset by investment held in Trust Account of $825,000 to extend the period of time the Company has to consummate its initial business combination by an additional three months, from the then current deadline of July 11, 2023 to October 11, 2023.

Cash Flows from Financing Activities

For the three months ended March 31, 2025, net cash provided by financing activities was $100,000 primarily due to proceeds from issuance of promissory note to related party of $100,000.

For the three months ended March 31, 2024, net cash provided by financing activities was $170,700 primarily due to proceeds from issuance of promissory note to related party.

For the year ended December 31, 2024, net cash provided by financing activities was $42,859,628 primarily due to proceeds from issuance of promissory note to related party of $565,700, and redemption payments of $43,425,328 in connection with redemption of 3,785,992 shares of our ordinary shares by our public shareholders.

For the year ended December 31, 2023, net cash used in financing activities was $39,694,407 primarily due to redemption of ordinary shares amounting to $40,536,908 partially offset by proceeds from issuance of promissory note to related party of $842,500.

Liquidity and Capital Resources

Our liquidity needs prior to the consummation of the IPO were satisfied through a payment from the Sponsor and the loan under an unsecured promissory note from the Sponsor of up to $400,000 (the “Promissory Note”), which was repaid after the IPO.

On April 11, 2022, we consummated the IPO of 8,250,000 Public Units, inclusive of 750,000 Public Units issued pursuant to the partial exercise by the underwriters of their over-allotment option. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds of $82,500,000. Simultaneously with the closing of the IPO, we consummated the sale of 510,000 Denali Private Placement Units, inclusive of 30,000 Denali Private Placement Units sold to the Sponsor pursuant to the underwriters’ partial exercise of their over-allotment option. Each whole Denali Private Placement Unit consists of one Denali Class A Ordinary Share and one Denali Private Placement Warrant, each whole Denali Private Placement Warrant entitling the holder thereof to purchase one Denali Class A Ordinary Share at an exercise price of $11.50 per share. The Denali Private Placement Units were sold at a price of $10.00 per Denali Private Placement Unit, generating gross proceeds of $5,100,000.

Following the closing of the IPO and sale of the Denali Private Placement Units on April 11, 2022, a total of $84,150,000 was placed in the Trust Account, and we had $1,515,795 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. In connection with the IPO, we incurred $5,105,315 in transaction costs, consisting of $1,650,000 of underwriting fees, $2,887,500 of deferred underwriting fees and $567,815 of other offering costs. As of December 31, 2024, we had investment held in the Trust Account of $9,021,005. We intend to use substantially all of the remaining funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our business combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of March 31, 2025, we had cash of $2,736 outside of the Trust Account. If we do not complete the proposed business combination, we intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

For finance transaction costs in connection with a business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, provide Working Capital Loans. If we complete the initial business combination, we would repay such loaned amounts, or at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post business combination entity at a price of $10.00 per unit. The units would be identical to the Denali Private Placement Units. In the event that the initial business combination does not close, we may use a portion of the working capital held outside of the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. On April 11, 2023, we issued the Sponsor Convertible Promissory Note in the total principal amount of up to $825,000 to the Sponsor. The Sponsor Convertible Promissory Note bears an interest accruing on the unpaid and outstanding total principal amount at the lowest short-term Applicable Federal Rate as in effect on the date thereof and is payable in arrears on the maturity date. Interest will be calculated on the basis of a 365-day year and the actual number of days elapsed, to the extent permitted by applicable law. The Sponsor Convertible Promissory Note was issued with an initial principal balance of $412,500. The Sponsor has further lent loans in the aggregate amount of $430,000 on July 18, 2023, October 12, 2023 and December 29, 2023. The Sponsor further lent an aggregate of $565,700 to the Company against the Sponsor Convertible Promissory Note during the three months ended March 31, 2025. As of December 31, 2024, there was an amount of $1,408,200 outstanding under Working Capital Loans in the form of the Sponsor Convertible Promissory Note issued to the Sponsor. Further, an amount of $74,555 with interest at 4.86% on the amount borrowed from the Sponsor was recognized as accrued interest expense – related party as of December 31, 2024. On April 2, 2024, the Company and the Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $1,200,000. On January 24, 2025, we amended and restated the Sponsor Convertible Promissory Note to increase the total principal amount to $2,000,000. For the three months ended March 31, 2025, the Company has drawn down a total of $100,000 of the additional aggregate amount available.

On July 10, 2024, the Company issued the Sponsor Extension Convertible Promissory Note in the total principal amount of up to $180,000 to the Sponsor. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note.

On July 11, 2023, the Company issued the FutureTech Convertible Promissory Note to FutureTech, and 100% of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination. On October 11, 2023, the Company issued the Second FutureTech Convertible Promissory Note to FutureTech. The Second FutureTech Convertible Promissory Note was issued with an initial principal balance of $50,000, with the remaining $400,000 drawable at the Company’s request and upon the consent of FutureTech prior to the maturity of the Second FutureTech Convertible Promissory Note. Consequently, $400,000 of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination from October 11, 2023 to July 11, 2024. As of March 31, 2025, there was an amount of $1,275,000 outstanding in the form of the FutureTech Convertible Promissory Note issued to FutureTech. Further, the amount of $68,351 with interest at 4.80% on amount borrowed from FutureTech for the Extension was recognized as accrued interest expense – others as of March 31, 2025.

Based on the foregoing, management believes that we will not have sufficient working capital and borrowing capacity to meet our needs through the consummation of the initial business combination. If we are unable to raise additional capital, we may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. We cannot provide any assurance that new financing will be available to us on commercially acceptable terms, if at all.

In accordance with Accounting Standards Codification (“ASC”) Subtopic 205-40, “Presentation of Financial Statements – Going Concern”, the Company has evaluated that there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern through December 11, 2025 (as extended pursuant to amended and restated memorandum and articles of association of the Company dated April 11, 2025), the date that the Company will be required to cease all operations, except for the purpose of winding up, if a business combination is not consummated. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

If our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our business combination or because we become obligated to redeem a significant number of our public shares upon completion of our business combination, in which case we may issue additional securities or incur debt in connection with such business combination.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of March 31, 2025 and December 31, 2024. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Other Contractual Obligations

Registration Rights

The holders of our founder shares, Denali Private Placement Shares and Denali Private Placement Warrants, including any of those issued upon conversion of any Working Capital Loans (and any Denali Private Placement Shares issuable upon the exercise of the Denali Private Placement Warrants that may be issued upon conversion of any Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed on April 6, 2022. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed after the completion of our initial business combination and rights to require us to register for resale such securities pursuant to Rule 415 under the Securities Act. We will bear the costs and expenses of filing any such registration statements.

The Merger Agreement contemplates that, at or prior to the Closing, Denali, Scilex, the Sponsor and certain shareholders of Denali will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain shares of New Semnur Common Stock for resale and be effective as of the Closing.

Underwriting Agreement

The underwriters received a cash underwriting discount of $0.20 per Public Unit, or $1,650,000 in the aggregate, paid upon the closing of the IPO. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Public Unit, or $2,887,500 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the Underwriting Agreement. On November 20, 2023, the Company entered into a Deferred Discount Agreement with the underwriters, pursuant to which the representatives of the IPO agreed to receive the Common Stock Consideration. Upon the terms of the Deferred Discount Agreement, the Common Stock Consideration will be issued at the closing of the Business Combination and the remaining $2,021,250 of the aggregate deferred fee owed will remain payable at the closing of the Business Combination. The Deferred Discount Agreement will terminate in the event that the Company does not consummate the Business Combination.

It is expected that the Denali Underwriters will enter into an amended and restated Deferred Discount Agreement under significantly the same terms as the Deferred Discount Agreement, under which the Denali Underwriters will receive shares of New Semnur Common Stock for the Common Stock Consideration.

Critical Accounting Estimates

The preparation of consolidated financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. Management does not believe that the Company has any critical accounting estimates.

Recent Accounting Pronouncements

On December 14, 2023, the Financial Accounting Standards Board (the “FASB”) issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities, the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, we are not required to provide the information otherwise required under Item 305 of Regulation S-K.

BUSINESS OF SEMNUR

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Semnur” refer to Semnur Pharmaceuticals, Inc. prior to the consummation of the Business Combination.

Our Company

We are a late-stage clinical biopharmaceutical company focused on developing and commercializing innovative non-opioid pain management products for the treatment of acute and chronic pain. We believe that our innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives. We target indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Our lead product candidate, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), if approved, has the potential to become the first FDA-approved non-opioid novel injectable corticosteroid gel formulation for patients with moderate to severe LRP (also known as sciatica), containing no preservatives, surfactants, solvents, or particulates and is expected to be available in a pre-filled syringe formulation following approval by the FDA.

Our guiding principle has always been and remains a patient-first approach, which drives our mission to meet the increasing global demand for more effective and safer non-opioid pain management solutions. Through rigorous research and development, we believe we are on the cusp of establishing Semnur as the preeminent name in commercial non-opioid pain management, specifically targeting the unmet needs in both acute and chronic pain sectors with our innovative and leading therapies. We believe that we have made substantial progress in demonstrating the rapid onset and enhanced tolerability of our product candidate.

We are developing SP-102 to be an injectable viscous gel formulation of a widely used corticosteroid designed to address the serious risks posed by off-label ESI, which are administered over 12 million times annually in the United States. SP-102 has been granted fast track designation by the FDA and, if approved, could become the only FDA-approved ESI for the treatment of sciatica. Although such designation has been granted, it may not lead to a faster development or regulatory review process and such designation does not increase the likelihood that SP-102 will receive marketing approval. According to a report by Decision Resources Group published in May 2017, it was estimated that over 4.8 million patients would suffer from sciatica in the United States in 2024.

Semnur was founded in 2013 and we have invested substantial efforts and financial resources on building our intellectual property portfolio and infrastructure. We have conducted pharmacokinetic (“PK”) and toxicology studies, including a Phase 1 PK bridging study, Phase 2 repeat dose study, and a pivotal Phase 3 study. We were acquired by Scilex on March 18, 2019, pursuant to, and in connection with the transactions contemplated by, an Agreement and Plan of Merger between Scilex, us, Sigma Merger Sub, Inc., Scilex’s then wholly owned subsidiary (“Sigma Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of our equity (the “Semnur Equityholders’ Representative”), and Sorrento Therapeutics, Inc. (“Sorrento”), for limited purposes (as amended, the “Semnur Merger Agreement”). We expect to continue to make investments in research and development, clinical trials and regulatory affairs to develop our product candidate, SP-102.

We have completed a pivotal Phase 3 study with final results received in March 2022, which results reflected achievement of primary and secondary endpoints, with SP-102 treatment decreasing pain intensity for over a month in sciatica patients and resulting in statistically significant and clinically meaningful improvement in the disability index score while maintaining tolerability comparable to placebo. The Phase 3 study results were published in PAIN® Journal in June 2024, which is the leading journal devoted to pain medicine and research. This Phase 3 study represents a potential significant improvement in treatment of adult patients with sciatica, who struggle with the clinical consequences of no currently FDA approved therapies being available, suboptimal formulations of corticosteroids used off-label and/or excess pain and disability. The primary endpoint of change in average daily Numeric Pain Rating Scale (“NPRS”) pain in the affected leg over four weeks demonstrated meaningful and statistically significant result over placebo, least square (LS) mean treatment difference (standard error [SE]) of -0.52 (0.163) units [95% confidence interval [CI]: -0.84, -0.20] compared to placebo (P=0.002). Most of the secondary endpoints at four weeks also demonstrated statistically significant results, supporting the primary outcome. For the key secondary endpoint of mean change in Oswestry Disability Index (“ODI”) from baseline, the LS mean treatment difference (SE) for SP-102 was -3.38 (1.388) units [95% CI: -6.11, -0.65] compared to placebo (P=0.015). SP-102 treatment resulted in a -8.88 point reduction from baseline, which exceeds the established minimal clinically important difference of -8.

Based on the results of this study, we believed that we had sufficient data to support the safety and efficacy of SP-102, which would provide us with a pathway for a 505(b)(2) NDA submission. In November 2023, we had a Type C meeting with the FDA to discuss the requirements for filing a 505(b)(2) NDA for SP-102. In the Type C meeting, the FDA indicated that it did not agree that the clinical data collected from the single CLEAR-1 trial was sufficient to support the safety and efficacy of SP-102, given the risks associated with interventional procedures. The FDA requested that a confirmatory trial be conducted, noting the absence of any existing FDA-approved epidural steroid product for the treatment of sciatica. The FDA provided guidance regarding expectations for this additional trial needed prior to a 505(b)(2) NDA filing, including expectations for the size of the safety database and specific safety monitoring requirements. Specifically, the FDA requested that the confirmatory CLEAR-2 trial include a larger safety database to further validate the safety and efficacy of SP-102. Based on such guidance, we designed an open-label multi-center safety and efficacy trial, which we had expected to commence in the first half of 2024 and in which we would seek to enroll approximately 700 patients with moderate-to-severe LRP requiring an epidural steroid injection. In that trial, we expected to administer SP-102 in up to three injections during a six-month observation period. In February 2024, we had a Type D meeting with the FDA to preview the design of such trial with the FDA, in order to reduce the potential need for any other additional confirmatory trials prior to a 505(b)(2) NDA filing. During the Type D meeting, the FDA provided further guidance with respect to the requirements needed to help best position us to be able to satisfy the requirements for a 505(b)(2) pathway approval. Specifically, the FDA reaffirmed the need for a larger sample size and further requested confirmatory evidence of efficacy through a repeat injection. Based on this feedback, we have instead designed a Phase 3 CLEAR-2 trial, which is expected to be a randomized, active comparator and placebo-controlled, multi-center, safety and efficacy study of SP-102 in subjects with moderate to severe LRP enrolling approximately 700 patients to receive an open-label initial injection, and randomizing approximately 200 subjects to the second phase of repeat injection. The primary and key secondary endpoints of the CLEAR-2 trial are consistent with those used in the CLEAR-1 trial, including (i) average daily NPRS pain in the affected leg over four weeks following the initial injection of SP-102 and (ii) Oswestry Disability Index at four weeks following injection of SP-102 or placebo. We have also optimized certain secondary endpoints to capture additional potential clinical benefits of SP-102. We are currently manufacturing the clinical materials necessary to perform the additional Phase 3 CLEAR-2 study and expect to commence such trial in the second half of 2025. Given our experience from conducting the Phase 3 CLEAR-1 study, we expect to be able to complete the trial by mid-2026 and submit our 505(b)(2) NDA to the FDA for approval. If approved, and given SP-102’s fast-track designation, this would position us to achieve our targeted commercial launch of SP-102 in the second half of 2027. Except as described above, as of the date of this proxy statement/prospectus, we have not yet pursued any additional substantive development of SP-102.

We are focused on identifying treatment options for pain management with established mechanisms that have deficiencies in safety, efficacy or patient experience. We believe this approach allows us to potentially leverage the regulatory approval pathway available under Section 505(b)(2) of the FDCA for our product candidate.

Our Strategy

Our vision is to become the leading pain management company delivering novel non-opioid and non-addictive treatments to provide safe, effective and durable relief of multiple pain conditions. To accomplish this, the principal elements of our strategy are the following:

•

Develop SP-102 as a novel epidural injection for the first approved treatment of sciatica. We are developing SP-102 to address the limitations associated with the available corticosteroid epidural injectable products that are used off-label. Many of these products contain potentially neurotoxic preservatives and particulates and are administered over 12 million times annually despite a warning on the label of serious neurologic complications, including loss of vision, stroke, paralysis and death. These products carry warnings required by the FDA that the safety and efficacy of epidural administration has not been established. SP-102 has received fast track designation from the FDA and, if approved, could become the first FDA-approved epidural steroid product with long-term patent protection, which we also believe would create significant barriers to entry. Although such designation has been granted, it may not lead to a faster development or regulatory review process and such designation does not increase the likelihood that SP-102 will receive marketing approval. Due to the novelty of our formulation as well as the associated patents and trade secrets, future potential competitors could be required to conduct extensive preclinical studies and costly comparative clinical trials. A full six-month data analysis was completed in February 2022 and we have completed a pivotal Phase 3 study with final results received in March 2022, which results reflect achievement of primary and secondary endpoints. We have extensive clinical and preclinical data (including those obtained from multiple Phase 2 clinical trials) with the novel viscous gel formulation of SP-102. The Phase 3 study results were published in PAIN® Journal in June 2024 and we also presented the pivotal Phase 3 trial results at the American Society of Interventional Pain Physicians annual meeting in Las Vegas, Nevada in May 2022.

•

SP-102 may be the first FDA approved ESI indicated for sciatica. Based on the Phase 3 results, we anticipate being able to show advantages of SP-102 compared to existing steroid formulations. We anticipate that SP-102 may have longer duration of clinical benefit compared to generic dexamethasone formulation. The currently used off-label dexamethasone formulation does not have proven efficacy. Pain specialists who have used current dexamethasone formulation believe the efficacy lasts for a short period of time. We expect the clinical benefit of SP-102 to last up to approximately 100 days. Clinical benefit lasting approximately 100 days will reduce the number of procedures patients need and save the health care system valuable resources. Other steroid formulations currently used are suspension steroid formulations. Suspension steroids can cause serious safety concerns such as paraplegia, stroke, paralysis and death, as reflected in FDA class label warning. We expect SP-102 to have proven tolerability based on data from our preclinical and clinical trials. Our reimbursement team will file for a separate J code for SP-102. Once a product receives a special J code, customers will be reimbursed for the product. We have experienced account executives who will follow the process to file for the special J code prior to the launch, which we expected to be granted within two to three quarters after launch. We believe this will facilitate faster uptake in revenue for SP-102 following FDA approval.

•

Capitalize on the potential market as back pain affects most adults, causes disability for some, and is a common reason for seeking healthcare. In the United States, opioid prescriptions for low back pain have increased, and opioids are now the most commonly prescribed drug class. According to the British Medical Journal 2015, more than half of regular opioid users report back pain. Rates of opioid prescribing in the United States and Canada are two to three times higher than those in most European countries. If approved, SP-102 could become the first FDA-approved ESI product for sciatica. We believe an FDA-approved therapy for the treatment of sciatica could potentially benefit from first-to-market advantage if it can be shown to reduce or delay the need for expensive and potentially risky interventions, such as spinal surgery, and to decrease the use of opioids.

•	Expand our product portfolio by developing or acquiring non-opioid assets that leverage our existing research and development infrastructure. We are continuously evaluating opportunities to leverage our research and development experience to develop non-opioid therapeutics for pain management indications that are not adequately served with existing treatment options. Plans for expansion of our product portfolio include investing in early and late-stage research programs to develop our pipeline and capabilities by selectively acquiring highly differentiated technologies, investing in technologies to prepare for commercialization, evaluating strategic partnerships to improve patient experience or enable greater patient access, and opportunistically pursuing strategic partnerships and collaborations to maximize the value of our pipeline and platform technologies. We also seek to in-license non-opioid therapeutics that can both complement our existing product portfolio and benefit from our existing research and development infrastructure.

•

Leverage the robust and integrated commercial infrastructure and dedicated sales force and sales management, marketing, medical affairs, managed care capabilities, manufacturing and general administration functions of our parent company, Scilex, to commercialize our current and future product candidates, if approved. Scilex has successfully launched three commercial non-opioid pain management products in the past five years by using its in-house sales force of over 70 representatives, who typically have over 10 years of experience in promoting a broad scope of pain management products, as our current and future product candidates are commercialized. Scilex’s three marketed non-opioid pain products have given the Scilex team the opportunity to interact with the key physician audiences for SP-102, while promoting ZTlido, one of Scilex’s commercial products, and building rapport with the future prescribers as Scilex looks to partner with us for SP-102’s commercial launch. Scilex’s sales representatives leverage their established relationships with pain management healthcare professionals (“HCPs”) to call on over 10,000 target pain specialists, neurologists, select health care providers and we believe these same call points that are providing treatment for sciatica that could benefit from SP-102, if approved. Scilex launched ZTlido in the fourth quarter of 2018 with an integrated internal commercial organization and we believe that Scilex’s differentiated and focused team, combined with its competitive national accounts strategy and active direct marketing and medical efforts have driven, and will continue to drive, accelerated sales growth for Scilex products and in the future can drive market uptake for our pain product candidates, including SP-102. Currently we have approximately 12 contractors and consultants, in addition to four full-time employees from Scilex dedicated to our product candidate, SP-102. In connection with the closing of the Business Combination, we will enter into the Transition Services Agreement with Scilex, pursuant to which we will be able to utilize certain employees and other service providers of Scilex (including Scilex’s sales force) to operate our business, including with respect to the following business functions: finance, human resources, information systems, legal and administrative, R&D support and commercialization support. During the transition period and leveraging Scilex’s infrastructure, we will be able to develop our own infrastructure with Scilex’s continued support and as we enter the final stages of development and pre-launch commercialization planning, we plan to increase the number of full time employees to strengthen our research and development, general administrative, manufacturing, regulatory and commercial functions. The term of the Transition Services Agreement will be three years from the closing of the Business Combination, which we believe is sufficient time for us to develop our commercial infrastructure and other business functions. See the section titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex — Scilex currently performs or supports many of our important corporate functions. Accordingly, our financial statements may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company of Scilex, and we will incur significant charges in connection with the Business Combination and incremental costs as a stand-alone public company.” Upon completion of the Phase 3 CLEAR-2 trial by mid-2026, we will commence the preparation work for the mass production of SP-102. Leveraging Scilex’s commercial infrastructure, upon approval by the FDA, we intend to initiate negotiations with national insurance companies, as well as Medicare and Medicaid, to secure inclusion of SP-102 in their programs. In addition, we plan to enter into a distribution agreement with a major third-party logistic provider for warehousing and distribution of SP-102 as it approaches the NDA approval stage. Utilizing Scilex’s experience and support, we have established cross-functional launch teams and developed a detailed launch playbook to guide the efforts towards a successful product launch. For a brief summary of the launch activities and timelines, please refer to the section titled “Business of Semnur – Sales and Marketing.”

•

Leverage our management team’s experience to further develop and commercialize our current and future product portfolio. Leverage our management team’s experience to further develop and commercialize our current and future product portfolio. Our management team has held senior positions at leading biopharmaceutical companies, including Allergan, Inc., Bristol-Myers Squibb Company, Teva Pharmaceuticals Industries Ltd., Novartis Pharmaceuticals Corporation, Ardelyx, Inc., Pfizer Inc., Johnson and Johnson, Cephalon, Inc., Roche AG, PDL BioPharma, Inc., Xenoport, Inc. and Chiron Corp. Our team has substantial experience in rapidly progressing new drug products to clinical proof of concept, completing successful pivotal registration programs and successfully commercializing products.

We believe that our innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives.

Our Management Team

Our management team has extensive experience in the pain and neurology center marketplace and a track record of successfully commercializing pain management and central nervous system products, which helps us in aiming to ensure that our current and future product candidates, pipeline programs, and partnerships in the marketplace are consistently of the highest quality.

Our management team is led by our Chief Executive Officer and President, Jaisim Shah, with strategic guidance from our executive director, Henry Ji, Ph.D. They collectively have over 60 years of global biopharmaceutical and biotechnology experience.

Jaisim Shah has over 30 years of industry success in leading product development and commercializing innovative therapies and creating companies, with documented success in development and commercialization of some of today’s most recognized pharmaceutical brands. He is a seasoned life science executive and board director with extensive accomplishments at Scilex, Bristol-Myers Squibb, Roche, PDL Biopharma, Pfizer, and start-ups such as Elevation. Mr. Shah has served as our Chief Executive Officer and President since our inception in 2013. He has also served as Scilex’s President, Chief Executive Officer and a board member of Scilex since March 2019 and as a member of the board of directors of Scilex Pharmaceuticals, Inc., Scilex’s wholly owned subsidiary (“Scilex Pharma”), since November 2016. Mr. Shah served as Chief Business Officer of Elevation Pharmaceuticals where he focused on financing, business strategy, mergers and acquisitions, and business development. He led the sale of Elevation to Sunovion Pharmaceuticals in 2012. At Facet Biotech and PDL BioPharma, he served from 2000 to 2009 as Chief Business Officer and also held the position of senior vice president of marketing and medical affairs. During this time, he completed numerous licensing/partnering and strategic transactions including with Roche, Bristol-Myers Squibb, Otsuka, and Biogen Idec. His leadership in marketing and portfolio management, including leading the commercial enterprise, helped the company make large improvements to meet its profitability potential. At Bristol-Myers Squibb, as vice president of global marketing from 1997 to 2000, Mr. Shah received the “Presidents Award” for completing one of the most significant collaborations in the company’s history. He has played a key role in the formulation of long-range plans and pre-launch and launch strategies for brands such as Abilify®, Pegasys®, and Rituxan/MabThera®, each of which have generated well over $1 billion in sales.

Dr. Ji is the holder of several issued and pending patents in the life science research field. Our Chief Financial Officer, Stephen Ma, has more than 15 years of finance and operational expertise across pharmaceuticals and venture-backed biotechnology companies. Our research efforts are guided by highly experienced scientists and experts. Our management team contributes a diverse range of experiences from leading biopharmaceutical companies, including Allergan, Inc., Bristol-Myers Squibb Company, Teva Pharmaceuticals Industries Ltd., Novartis Pharmaceuticals Corporation, Ardelyx, Inc., Johnson and Johnson, Pfizer Inc., Cephalon, Inc., Roche AG, PDL BioPharma, Inc., Xenoport, Inc. and Chiron Corp. With this leadership, we believe we are well positioned to achieve our vision of becoming the leading pain management company delivering novel non-opioid and non-addictive treatments aiming to provide safe, effective and durable relief of multiple pain conditions.

In addition, we are supported by impressive teams across all levels of the organization. We hire and develop world-class talent from diverse backgrounds in biopharma, academia, technology and finance to ensure we have all of the capabilities to design and deliver first-class pain management therapies.

Our Product Candidate — SP-102

SP-102 is a pivotal Phase 3, novel, injectable viscous gel formulation of a widely used corticosteroid for epidural injections to treat sciatica. No ESIs are currently approved by the FDA.

Sciatica Market Overview

A particularly debilitating complication of back pathology is sciatica, which is a condition caused by mechanical compression of the nerve root, or by the effects of inflammatory mediators arising from a degenerative disc that results in inflammation and damage to the nerve roots. This nerve root compression in the lumbar segment of the spine causes shock-like or burning LBP combined with pain radiating down along the sciatic nerve through the buttocks and down one leg, sometimes reaching the foot. This often severe and debilitating leg pain is usually associated with symptoms of neuropathy-like numbness and tingling. The estimated lifetime incidence of sciatica ranges from 13% to 40% of the U.S. population, and about one-third of these cases will develop symptoms lasting over a year. According to a report by Decision Resources Group, it was estimated that over 4.8 million patients would suffer from sciatica in the United States in 2024.

Market Opportunity for SP-102

The applicable assumed market for SP-102 is the U.S. ESI Market, with an average market growth rate of 3.6% through 2027 (as estimated by Syneos Health as part of its consulting assignment with Scilex in 2021 and Scilex internal market research, which takes into account Scilex’s anticipated promotional activities), with lower growth thereafter. Projections for SP-102 revenues assume receipt of regulatory approval in the first half of 2027 with commercial launch in the second half of 2027, a market size of approximately 12.0 million ESI procedures annually (based on Syneos Health’s analysis of prescription claims data), an average growth rate of 3.6% year-over-year through 2027 and lower growth thereafter, a maximum market share of approximately 33% of the U.S. ESI market (based on Syneos Health’s analogue assessment of other similar products in the applicable market and primary market research with healthcare professional specialists as well as Scilex’s assessment of the competitive landscape and that there are currently no FDA-approved ESI therapies for sciatica). Based on the independent market research conducted by Syneos Health in 2020 and 2021, given the potential substantial utilization of SP-102, by the 5th year of launch, sales of SP-102 in sciatica are projected to reach $1.5 billion to $2.0 billion annually. As of the date of this prospectus/proxy statement, SP-102 has not received regulatory approval. As disclosed elsewhere, we expect commercial launch in 2027 but there is no guarantee that we will be able to commence a commercial launch of SP-102 in 2027 or ever, as any such launch would be subject to regulatory approval, which we may not receive.

Current Treatment Landscape and Limitations of Existing Treatments

As the U.S. population ages, the incidence of sciatica and the need for interventions are expected to continue to increase. For example, from 2000 to 2018, ESIs in Medicare beneficiaries increased by more than 125%.

Although there are numerous etiologies of sciatica, and therapies may differ based on the etiology, pain management interventions for sciatica are usually multi-modal. Among the pain management interventions, ESI is considered to be efficacious and has been widely used by physicians across multiple specialties, including anesthesiology, physical medicine and rehabilitation and pain medicine. However, there is no ESI therapy approved by the FDA for sciatica to date, and particulate formulations of glucocorticoids have been associated with severe adverse events.

Patients with sciatica have a wide range of invasive and non-invasive treatment options. Surgical intervention options include vertebroplasty, spinal laminectomy, discectomy, microdiscectomy, foraminotomy, intradiscal electrothermal therapy, nucleoplasty, radiofrequency denervation, spinal fusion and artificial disc replacement. These options are generally the last line of treatment because they can result in prolonged recovery time, may not be successful in reducing pain or addressing the underlying cause, and may result in permanent loss of flexibility. For these reasons, less invasive interventions are usually implemented first. Less invasive interventions may include (i) nonpharmacological therapies such as physical therapy, stretching exercises, spinal manipulations or chiropractic therapy, traction, acupuncture, transcutaneous electrical nerve stimulation, and biofeedback; (ii) oral pharmaceutical therapies such as NSAIDs, muscle relaxants, opiates, antidepressants, and anticonvulsants; and (iii) injectable pharmaceutical therapies such as off-label use of ESIs or nerve blocks.

ESIs for various back pain syndromes are one of the most common procedures performed in the United States and lumbosacral radicular ESI procedures represent 88% of total ESI procedures. ESIs are used when a patient’s pain is inadequately controlled with oral pain medications, topical systems or interventions such as physical therapy. ESIs have demonstrated efficacy in reducing pain, restoring function, reducing the need for other health care and avoiding back surgery. However, in addition to not being FDA-approved for the treatment of sciatica, currently-used ESIs also present various risks and challenges.

When administering an ESI, many physicians use a particulate steroid (including methylprednisolone acetate, triamcinolone acetonide, or betamethasone sodium phosphate or betamethasone sodium acetate) instead of a non-particulate steroid (dexamethasone sodium phosphate) because early studies suggested that the duration of pain relief was longer with the particulates and fewer repeat injections were required, even though dexamethasone is considered an otherwise potent and therapeutically beneficial therapy. Particulate in injectable products is defined as extraneous undissolved particles present in injectable solution products. An example of such particulate is precipitate of insoluble drug product form, or suspended drug product particle. These steroid particles or their aggregates have at least two mechanisms for neurological damage: (1) they can act as emboli if injected into an artery and are of sufficient size to block small terminal arterioles supplying the brain or spinal cord; and (2) several particulate steroids have an immediate and massive effect on microvascular perfusion because of formation of red blood cell aggregates. These emboli can cause rare but catastrophic neurologic injuries including stroke and spinal cord injury that can result in increased pain, severe permanent disability or death. In addition, fungal meningitis has occurred from the injection of steroids manufactured in a compounding pharmacy that did not adhere to sterility standards.

The FDA has been evaluating serious neurologic events with ESIs since 2009, and in 2014, the FDA required a class warning on the currently off-label use of injectable corticosteroids to include information about the risk of serious neurologic events with ESIs. The warning on product labels for all injectable glucocorticoids states that the product is to be used for intramuscular or intravenous purposes only, and specifically includes a warning for serious neurologic adverse reactions with epidural administration. These serious neurologic events have been reported with and without the use of fluoroscopy. The class warning also includes a statement that safety and effectiveness of epidural administration of these corticosteroids have not been established.

Certain third-party payors have also provided limited coverage of ESIs to date. Based on coverage criteria established by different health care plans and certain Medicare Administrative Contractors, an ESI is considered medically necessary and therefore reimbursable only when certain specific criteria are met.

Our Solution

We are developing SP-102 to address problems associated with currently available corticosteroid products that are used in practice but not approved for epidural injection or the treatment of sciatica. SP-102 is a Phase 3 sterile dexamethasone sodium phosphate viscous gel formulation of 10 mg dexamethasone at a 5 mg/mL concentration in a pre-filled glass syringe for delivery via an epidural injection. SP-102 allows for the use of the potent dexamethasone and provides for longer residency time at the site of injection through the use of a viscous excipient in lieu of particulates. The product is also formulated without the use of preservatives and packaged in a pre-filled syringe, so as to confer greater physician convenience.

Currently-used steroids carry a class warning and are not approved to be administered epidurally for the treatment of sciatica. In fact, there are further warnings that the safety and efficacy of the use of these products following epidural administration has not been established. Their formulations include neurotoxic preservatives, surfactants, suspensions or particulates that carry risks of serious neurologic complications. Unlike currently-used steroids, SP-102 does not contain neurotoxic preservatives, surfactants, suspensions or particulates that carry risk of serious neurologic complications, which we believe may improve tolerability and the extent of pain relief. By using dexamethasone sodium phosphate, the soluble form of the potent dexamethasone, we believe SP-102 may substantially reduce the risk of embolic events in case of inadvertent intra-arterial administration and enable repeat injections. We expect the injectable viscous gel product, SP-102, which uses a biocompatible, biodegradable, novel excipient and is protected by multiple patents and patent applications and trade secrets, to prolong the residence time at the injection site and result in extended local activity. We believe SP-102, if successfully developed and approved, has the potential to reduce the disability related to LRP and help delay or avoid spine surgery.

If approved, SP-102 could become the first FDA-approved ESI product for sciatica. We believe an FDA-approved therapy for the treatment of sciatica could potentially benefit from first-to-market advantage if it can be shown to reduce or delay the need for expensive and potentially risky interventions such as spinal surgery and decrease the use of opioids. SP-102 benefits from our substantial intellectual property portfolio and other technical barriers to entry for potential competitors. Historically, we have purchased our clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SP-102, from Genzyme pursuant to a supply agreement, which terminated as of May 31, 2024. We anticipate that our current supply of sodium hyaluronate will be sufficient to satisfy our clinical and commercial supply requirements for sodium hyaluronate for at least 12 months following our expected commercial launch of SP-102 in 2027. We are currently in discussions with Sanofi, an affiliate of Genzyme, and are in the process of identifying and certifying new suppliers, in each case to fulfill our future supply requirements for sodium hyaluronate. Our complex manufacturing process, specialized equipment and know-how for sterile viscous product candidates are also key to our competitive edge.

We have completed a pivotal Phase 3 CLEAR trial (NCT03372161), which was designed to evaluate the tolerability and clinical benefit of SP-102 in the proposed indication (i.e., treatment of LRP). The CLEAR clinical trial is a randomized, double-blind, placebo-controlled, multicenter Phase 3 trial that enrolled 401 subjects with LRP at over 40 clinical sites across the United States, with a primary objective to evaluate the analgesic effect on average in the affected leg pain (as measured by the NPRS in the affected leg) following a single epidural transforaminal (TF) injection of SP-102, compared to an intramuscular (i.e., the posterior multifidus muscle) injection of placebo over four weeks. After the primary Week Four analysis period, and if the subject continued to experience leg pain, a repeat injection of open-label SP-102 was made optional at the investigator’s discretion.

Clinical Development Overview

We have completed a Phase 3 pivotal study of SP-102. The CLEAR study is a randomized, double-blind, placebo-controlled Phase 3 trial that enrolled 401 patients with sciatica to compare the epidural administration of

SP-102 to placebo. We announced final results from this study in March 2022. The Phase 3 study results have been published in PAIN® Journal in June 2024 and we also presented the pivotal Phase 3 trial results at the American Society of Interventional Pain Physicians annual meeting in Las Vegas, Nevada in May 2022.

Preclinical and Clinical Trial and Highlights

SP-102 has been evaluated in a number of preclinical studies and clinical trials as a potential treatment for sciatica. Key findings from the preclinical studies and clinical trials include:

•	The introduction of SP-102 into blood vessels did not result in neurological complications in the UPD003-IS21 preclinical toxicology study;

•	SP-102 showed an extended residence time and tolerability in the 1014-1512 and the 1014-2847 preclinical studies;

•	Repeat injections of SP-102 showed continued pain reduction with no unexpected adverse events based on preliminary results from the SP-102-03 study; and

•	SP-102 showed an extended local activity with epidural administration in the ES-1504 study.

Study Details

Phase 3 Pivotal Clinical Trial — CLEAR

We have completed a pivotal, randomized, double-blind, placebo-controlled Phase 3 trial, CLEAR, that enrolled 401 patients with sciatica at over 40 sites across the United States. The study included an open-label extension where subjects were followed for up to 24 weeks after treatment to evaluate the tolerability of administering SP-102 in a larger patient population. After week four, subjects who met certain pain criteria received open-label SP-102 to investigate the tolerability of repeat injections and the duration of pain relief following injection. This well-controlled, double-blind, randomized trial was designed to demonstrate evidence of the analgesic effect and tolerability of SP-102. The schematic of this Phase 3 trial is demonstrated in the flowchart below.

The primary objective of this study was to evaluate the analgesic effect of SP-102 on average leg pain, measured using the NPRS following a single transforaminal injection. These results were compared to an intra-muscular injection of placebo over a four-week period. The secondary objectives of this study include (i) evaluation of the degree of disability over time as measured by the ODI; (ii) characterization of the change of the subject’s radiculopathy symptoms and overall condition, using a combination of PainDETECT, modified Brief Pain Inventory, Clinical Global Impression of Change (“CGIC”), and Patient Global Impression of Change (“PGIC”) and (iii) evaluation of the tolerability of a single and repeat SP-102 injection.

Schematic of CLEAR - SP-102 (SEMDEXA) Phase 3 Pivotal Trial

Results of CLEAR - SP-102 Phase 3 Pivotal Trial

A full six-month data analysis was completed in February 2022, and we announced final results from the study in March 2022, which results reflect achievement of primary and secondary endpoints. The Phase 3 study results have been published in PAIN® Journal (Miller et al 2024) and we also presented the pivotal Phase 3 trial results at the American Society of Interventional Pain Physicians annual meeting in Las Vegas, Nevada in May 2022.

The Phase 3 CLEAR trial summary results, which results reflect achievement of primary and majority of secondary endpoints, are as follows:

•

For the intent-to-treat (“ITT”) population, the primary endpoint of change in average daily NPRS pain in the affected leg over four weeks following the initial injection of SP-102 demonstrated least square (“LS”) mean treatment difference (standard error (“SE”)) of -0.52 (0.163) units [95% confidence interval (“CI”): -0.84, -0.20] compared to placebo (P=0.002). The change from baseline to Week Four in the mean daily average NPRS pain score (standard deviation (“SD”)) in the affected leg was -1.81 (1.896) for SP-102 versus -1.29 (1.814) in the placebo group. The calculated standardized effect size (Cohen’s D calculated as the group mean difference divided by the pooled standard deviation) associated with the ITT population is 0.28. A statistically significant difference in the mean daily average NPRS pain change between SP-102 and placebo was observed at Week One with a mean change from baseline of -1.49 (1.519) for SP-102 and -1.02 (1.472) for placebo (P=0.002), which was maintained through Week Four. These highly significant differences between SP-102 and placebo were also observed following sensitivity analyses for fixed effects.

•

Likewise for the ITT population, most of the secondary endpoints at four weeks also demonstrated statistically significant results. For the key secondary endpoint of mean change in ODI from baseline, the LS mean treatment difference (SE) for SP-102 was -3.38 (1.388) units [95% CI: -6.11, -0.65] compared to placebo (P=0.015). SP-102 treatment resulted in a -8.88 point reduction from baseline, which exceeds the minimal clinically important difference of -8 established in a reported pain study.

•

Additional secondary endpoints with statistically significant results for the ITT population include worst pain in affected leg at Week Four (P=0.004) and over four weeks (P=0.001), current pain in the affected leg (P=0.009), average pain in lower back (P=0.035), Brief Pain Inventory-Short Form (“BPI-SF”) for pain severity (P=0.003) and pain interference (P=0.049), PGIC (P<0.001) and CGIC (P<0.001), with the proportion of patients achieving a response at 30% (P=0.002).

•	The time to repeat injection (50th quantile [95% CI]) for the ITT population was 84 (71, 100) days for SP-102 versus 58 (50, 69) days for placebo (P=0.001).

•

Additional analyses were performed with the modified ITT population (“mITT”), the population with fluoroscopically confirmed needle placement. The primary endpoint group mean difference, associated standardized effect size (Cohen’s D), and statistical significance were improved for the mITT population (i.e., -1.08 (0.171), Cohen’s D = 0.68, P<0.001), which were initially observed at week one and improved through Week Four. Similarly, the mITT population was observed to have improved with mostly highly statistically significant outcomes for SP-102 over placebo for the secondary endpoints. In contrast to the ITT population, the mITT population was observed to have statistically significant PainDETECT (a tool to detect neuropathic pain components) for SP-102 over placebo (P=0.037) as well as number of subjects experiencing a 50% reduction in pain in the affected leg (P<0.001).

•	For the mITT population, the time to repeat injection (50th quantile [95% CI]) was 99 (78, 129) days for SP-102 versus 57 (49, 67) days for placebo.

•

There were no SAEs related to SP-102 or its administration procedure. There were no AEs leading to death, and no AEs of special interest (“AESIs”) (i.e., paraplegia, hematoma, or infection at the injection site). There were four (1.4%) subjects experiencing SAEs and one (0.3%) subject experiencing an AE leading to early withdrawal after receiving SP-102. Two (1.0%) subjects experienced an SAE, with one (0.5%) subject experiencing an AE leading to early withdrawal and one patient death following placebo. The fatal SAE was considered unrelated to the placebo or study procedure, as were the SAEs leading to early withdrawal. In general, a slightly higher proportion of subjects in the SP-102 group had treatment emergent AEs (“TEAEs”) than in the placebo group, (60 [29.7%] subjects vs 42 [21.1%] subjects with any TEAE). The most common TEAEs by system organ class (SOC) were nervous system disorders: 20 (9.9%) in the SP-102 group, 16 (8.0%) in the placebo group, and 20 (7.0%) in the SP-102 repeat injection group. The most common TEAEs by preferred term were headache, reported in 13 (6.4%) subjects in the SP-102 group, 11 (5.5%) subjects in the placebo group, and 10 (3.5%) subjects the SP-102 repeat injection group.

•

Overall, headaches were more commonly reported in subjects exposed to SP-102 than in subjects not exposed to SP-102 through 12 weeks (6.5% vs 2.1%). Headaches were generally mild, transient, and associated with the epidural injection. Pain at the site of injection was only reported for subjects receiving SP-102 following the initial injection (2.0%) and repeat injection (0.7%). Otherwise, TEAEs occurring ≥2% of subjects were low and balanced between SP-102 and placebo. TEAEs occurring with an incidence ≥2% remained low following the repeat injection.

•	There were no meaningful differences observed in physical examinations, vital signs, or laboratory parameters between treatment groups.

The data from the primary endpoint analyses is graphically presented below. Summary tables are also provided for primary and secondary endpoints.

Mean Change From Baseline in NPRS Average Pain Score (Standard Error) in the Affected Leg (ITT Population)

SP-102 vs Placebo Weeks 1,2,3,4: p = 0.002, 0.005, 0.003, 0.003.

Overall treatment Effect (Mean SP-102 vs Placebo difference): Diff = -0.52, SE= 0.163, p = 0.002.

Error Bars: 95% Confidence Limits.

Primary and Secondary Outcomes: NPRS Average Leg Pain In Affected Leg, ODI Total Score, Mean Daily NPRS (worst, current, and lower back), PainDetect, BPI-SF (Change from Baseline to Four Weeks; ITT Population)

Endpoint	SP-102 N=202	Placebo N=199	LSM (SE)	95% CI	P-value

	Mean Change from Baseline(1)	Mean Change from Baseline
NPRS Average Pain Score in the Affected Leg (primary endpoint)(2)	-1.81 (1.896)	-1.29 (1.814)	-0.55 (0.187)	-0.92, -0.18	0.003
ODI total score (key secondary endpoint)(3)	-8.88 (14.684)	-5.48 (13.083)	-3.38 (1.388)	-6.11, -0.65	0.015
Worst pain in affected leg at Week Four(2)	-1.88 (2.014)	-1.33 (1.946)	-0.57 (0.198)	-0.96, -0.18	0.004
Worst pain in affected leg over Four Weeks(2)			-0.56 (0.173)	-0.90, -0.22	0.001
Current pain in affected leg(2)	-1.8 (2.28)	-1.2 (2.41)	-0.6 (0.23)	-1.1, -0.2	0.009
Average pain in lower back(2)	-0.7 (2.54)	-0.2 (2.48)	-0.5 (0.23)	-0.9, 0.0	0.035
PainDETECT(3)	-2.7 (6.47)	-2.5 (6.07)	-0.3 (0.62)	-1.5, 0.9	0.642
Brief Pain Inventory – Short Form score (pain severity)(2)	-1.56 (1.952)	-0.98 (1.928)	-0.59 (0.200)	-0.98, -0.20	0.003
Brief Pain Inventory – Short Form score (pain interference)(3)	-1.16 (2.413)	-0.71 (2.095)	-0.44 (0.221)	-0.87, 0.00	0.049

(1)

Baseline NPRS score is the mean of at least five days and no more than seven days of scores from the screening visit until treatment randomization. For the current pain baseline is the last score prior to treatment. Baseline ODI is defined as the last ODI assessment score prior to the first dose on Day 1.

(2)	The analysis uses a REML-based MMRM with fixed effects for treatment (SP-102 or placebo), week, site, Pain Catastrophizing Scale group (<30 or ≥30), baseline score, and treatment-by-week interaction.
(3)	The analysis uses an ANCOVA model with fixed effects for treatment (SP-102 or placebo), site, Pain Catastrophizing Scale group (<30 or ≥30), and baseline score.

ANCOVA: analysis of covariance; ANOVA: analysis of variance; BPI-SF: Brief Pain Inventory – Short Form; CI: confidence interval; ITT: intent-to-treat (randomized population); LSM: least-squares mean; MMRM: mixed model for repeated measures; NPRS: numeric pain rating scale; REML: restricted maximum likelihood; SE: standard error

Patient Global Impression of Change (PGIC) and Clinical Global Impression of Change (CGIC) – ITT Population

	SP-102 N=202	Placebo N=199
PGIC Responders (number of patients who responded with “very much improved” or “much improved”)(1)	71 (35.1%)	39 (19.6%)

Chi-Square	P<0.001

Logistic regression (odds ratio [95% CI])(2)	2.25 (1.42, 3.54) P<0.001

CGIC Responders (number of patients assessed as “very much improved” or “much improved”)(1)	76 (37.6%)	39 (19.6%)

Chi-Square	P<0.001

Logistic regression (odds ratio [95% CI])(2)	2.49 (1.58, 3.91) P<0.001

(1)

7-point scale rating patient’s overall improvement. Patient change is rated from “very much improved”, “much improved”, “minimally improved”, “no change”, “minimally worse”, “much worse” or “very much worse”.

(2)	Logistic regression models with treatment (SP-102 or placebo), site, and Pain Catastrophizing Scale group (<30 or ≥30) as factors.

CI: confidence interval; ITT: intent-to-treat (randomized population)

Time to Repeat Injection – ITT Population

	SP-102 N=202	Placebo N=199
Number of patients with Repeat Injection of SP-102 (patients who received open-label SP-102 between 4 and 20 weeks after initial injection)	134 (66.3%)	152 (76.4%)

Number of censored patients(1)	68 (33.7%)	47 (23.6%)

Chi-Square	P=0.026

Time (days) to Repeat Injection

N	134 (66.3%)	152 (76.4%)

Mean (SD)	67.0 (33.31)	57.8 (31.69)

Median	57.5	43.0

Min, Max	27, 143	26, 148

25th quantile (95% CI)(2)	45 (43, 57)	36 (34, 40)

50th quantile (95% CI)(2)	84 (71, 100)	58 (50, 69)

75th quantile (95% CI)(2)	143 (141, 143)	126 (87, 146)

Comparison to Placebo(3) (Hazard ratio [95% CI]):	0.68 (0.54, 0.86) P=0.001

(1)	Censored patients are the following: (1) patients who do not receive a repeat injection of SP-102 and (2) patients who discontinued the study prior to Week 20 without receiving a repeat injection.
(2)	Quartiles are estimated using Kaplan-Meier estimation.
(3)	A Cox proportional hazards model was utilized to test the treatment difference while adjusting for site and Pain Catastrophizing Scale (<30 or ≥30).

CI: confidence interval; ITT: intent-to-treat (randomized population); SD: standard deviation

Responder Analysis (Change from Baseline in Mean NPRS, Average Daily Pain in Affected Leg)(1) – ITT Population

	SP-102 N=202	Placebo N=199
30% reduction	88 (43.6%)	57 (28.6%)

Chi-Square	P=0.002

Logistic regression(2) (odds ratio [95% CI])	1.96 (1.28, 2.98) P=0.002

50% reduction	58 (28.7%)	41 (20.6%)

Chi-Square	P=0.060

Logistic regression(2) (odds ratio [95% CI])	1.58 (0.99, 2.52) P=0.055

(1)	Patients that discontinued or have missing scores at Week Four were considered non-responders.
(2)

Logistic regression models with treatment (SP-102 or placebo), site, and Pain Catastrophizing Scale group (<30 or ≥30), and baseline averaged daily pain score as factors were used to compare the treatment groups at each week.

CI: confidence interval; ITT: intent-to-treat (randomized population)

Interpreting Clinical Meaningfulness of SP-102 for the Treatment of LRP: a Post-Hoc Analysis of the CLEAR-1 Trial and a Systematic Review of Literature

Analgesic clinical trial studies performed to assess the efficacy of a pharmacological interventions produce results that require interpretation to fully understand their clinical meaningfulness. Commonly, these results are misinterpreted, with the most common source of confusion arising when the magnitude of group differences (typically between active and placebo) are conflated with the determination of the magnitude of improvement within subjects (as assessed by subjects and/or clinicians) that can be considered clinically important. Consequentially, substantial work by researchers, clinicians, and regulatory authorities has been done to establish consensus benchmarks for what constitutes clinically meaningful changes. The analgesic efficacy of SP-102 for the treatment of LRP was evaluated in the pivotal Phase 3 CLEAR-1 clinical trial. The objective of this post-hoc analysis was to interpret the clinical meaningfulness of the magnitude of group mean differences, based on consensus guidelines and benchmarks, of the CLEAR-1 trial by comparing to efficacy data observed for other analgesic products, and to evaluate these effects in the context of overall safety.

Statistical analyses for efficacy endpoints from the CLEAR-1 trial were performed for the ITT population, which included all randomized subjects, and the mITT population which included only subjects with fluoroscopic verification of successful injection. Group difference efficacy data are presented for the 4-week double-blind period (pre-specified and post-hoc analyses) and safety of single and repeat injections.

A systematic review was conducted and all available clinical trials studies for approved products for chronic low back pain (11 products) and any placebo-controlled trials studies that assessed the efficacy of off-label use of ESIs (4 studies) were collected and the GMDs and standardized effect sizes (“SES”) (Cohen’s D) were calculated for comparison with the results of the CLEAR-1 trial.

When the group mean difference (mITT: 1.08-point difference; ITT: 0.52) and SES (mITT: 0.68; ITT: 0.28) for the CLEAR-1 Trial are compared with those of other products known to be clinically meaningful analgesics for chronic low back pain, results for the ITT population were similar to those of the majority of other analgesics while the mITT population produced results greater than those of most (median of other products: group mean difference: 0.7- points; SES: 0.32); results were similar when compared against off-label ESIs (median group mean difference: 0.49; SES: 0.29). Similarly, when evaluating secondary endpoints with consensus clinically meaningful cutoffs (NPRS responder analyses, ODI, and Brief Pain Inventory — Pain Interference), statistically significant separation was observed for both populations.

Overall, these results support that SP-102 has a clinically meaningful effect in treating LRP based on assessment of group mean differences and SESs as recommended by consensus guidelines.

Phase 2 Repeat Dose Study — SP-102-03

We conducted an open-label, single-arm, pharmacodynamics (“PD”) and tolerability study of repeat epidural injections of SP-102 in patients with sciatica. We conducted this study to characterize repeat dose PD with respect to hypothalamic-pituitary-adrenal suppression using plasma cortisol levels, white blood cell count and blood glucose levels.

The study enrolled 19 subjects, of which 15 received repeat SP-102 epidural injections four to eight weeks after the initial injection. Four of the subjects did not experience recurrent pain and thus did not require a repeat injection. The daily average, current and worst pain in the affected leg and back showed continuous reduction throughout the 28-day observation period for both treatments. Based on a preliminary review of the results, SP-102 injections were generally well tolerated and there were no new unexpected adverse events observed.

Mean Percentage Change in Sciatica-Related Leg Pain as Measured by NPRS

Phase 1 Trial of SP-102 Compared to RLD—ES-1504

We conducted an open-label, single-arm, two-period, fixed sequential-dose study to evaluate the PK, PD and tolerability of SP-102 when administered by epidural injection. SP-102 was compared to intravenous dexamethasone sodium phosphate injection in subjects with lumbosacral radiculopathy. There were 12 subjects enrolled in this study, all of whom received SP-102 followed by the intravenous dexamethasone sodium phosphate injection (RLD) administered one month later. A RLD is an approved drug product to which new versions are compared to show that they are bioequivalent. The purpose of this study was to establish the pharmaceutical bridge between SP-102 and the RLD. The time to maximum serum concentration (“Tmax”) observed with the administration of SP-102 was four hours, compared to 15 minutes observed with intravenous dexamethasone. The PD parameters and tolerability profiles of both products were similar, and SP-102 did not prolong cortisol suppression time. SP-102 also maintained analgesic effects throughout a one-month observation period.

The overall systemic exposure of dexamethasone was similar, whether administered as SP-102 or injected intravenously, with a mean AUCinf of 0.916 µg*h/mL (observed with SP-102) compared to 0.943 µg*h/mL (observed with intravenously administered dexamethasone). Notably, there was a 16-fold increase in the Tmax following epidural injection of SP-102. The median Tmax was 4.00 hours for SP-102 compared to 0.25 hours for the comparison group. All 12 subjects with sciatica showed continuous reduction in back and leg pain during the one-month observation period following a single epidural injection of SP-102.

This study demonstrated that at an equivalent initial dose of dexamethasone, the systemic exposure to dexamethasone following epidural injection of SP-102 did not exceed the exposure following intravenous injection of the RLD. The PD effects, measured as white blood cell count, cortisol levels and glucose levels, as well as the tolerability profile, were similar between the two treatments. SP-102 injections were generally well tolerated and did not result in new unexpected side effects. We believe this trial supports a 505(b)(2) NDA, utilizing the known systemic safety of the FDA-approved RLD dose.

Toxicology Studies — Study Nos. 1014-1512 and 1014-2847

We conducted PK and toxicology studies in two non-rodent animal species to assess SP-102 administered via epidural and intrathecal routes with single and multiple dose regimens. Pharmacokinetically, a prolonged increase in the active dexamethasone metabolite was consistent with the extended residence time of the viscous gel formulation of SP-102 at the site of injection. There were no new unexpected toxicology findings apart from well-characterized toxicity findings commonly observed with administration of dexamethasone sodium phosphate. Based on these studies, we selected the 10mg dexamethasone in 2mL volume dose for our further clinical studies. This selection was endorsed by the FDA during our pre-IND meeting.

Preclinical Toxicology Study — UPD003-IS21

We conducted a preclinical toxicology study designed to simulate the accidental introduction of epidural steroids into arterial blood vessels providing blood supply to the spinal cord, which is a major cause of neurological complications associated with current administration of suspension steroids containing particulates. A 2 mL (10 mg of dexamethasone) injection of SP-102 was injected over one to two minutes into the vertebral artery of large animal species.

Pre- and post-dose angiography showed no remarkable changes and all animals survived for approximately 24 hours until euthanasia. The veterinary animal health report and the pathology report concluded there were no vascular, spinal cord or brain injuries associated with injection into the vertebral artery of the animals.

Hydrodynamic Study — SP-PC002

We conducted a hydrodynamic study of SP-102 in non-rodent animal species, which showed that epidural administration of SP-102 demonstrated an increased local residence half-life and a decreased flow from the injection site.

Hydrodynamic Study—SP-PC002 Epidural Injection Time Course: SP-102 Post-injection in 2 mL SP-102 (DSP 5 mg/mL; 1.25% HA) + 647 mg iohexol vs. Commercial DSP:

Intravascular Injection Study - SEM-005

We conducted a study to evaluate the accidental intravascular injection of SP-102 into the vertebral artery of non-rodent animals. There were no adverse clinical signs associated with the accidental intra-arterial injection of SP-102 following a 24-hour survival period.

Sales and Marketing

We intend to leverage the robust and integrated commercial infrastructure and dedicated sales force and sales management, marketing, medical affairs and managed care capabilities, manufacturing and general administration functions of our parent company, Scilex, to commercialize our current and future product candidates, if approved. Scilex has successfully launched three commercial non-opioid pain management products in the past five years by using its in-house sales force of over 70 representatives, who typically have over 10 years of experience in promoting a broad scope of pain management products, as our current and future product candidates are commercialized. Scilex’s sales representatives leverage their established relationships with pain management HCPs to call on over 10,000 target pain specialists, neurologists, select health care providers and we believe these same call points that are providing treatment for sciatica that could benefit from SP-102, if approved. Scilex’s marketing team has expertise in pain management and has already launched three products in the pain market, and we intend to leverage Scilex’s marketing expertise to launch SP-102. In connection with the closing of the Business Combination, we will enter into the Transition Services Agreement with Scilex, pursuant to which we will be able to utilize certain employees and other service providers of Scilex (including Scilex’s sales force) to operate our business, including with respect to the following business functions: finance, human resources, information systems, legal and administrative, R&D support and commercialization support. During the transition period and leveraging Scilex’s infrastructure, we will be able to develop our own infrastructure with Scilex’s continued support and as we enter the final stages of development and pre-launch commercialization planning, we plan to increase the number of full time employees to strengthen our research and development, general administrative, manufacturing, regulatory and commercial functions. The term of the Transition Services Agreement will be three years following the closing of the Business Combination, which we believe is sufficient time for us to develop our commercial infrastructure and other business functions. See the section titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex — Scilex currently performs or supports many of our important corporate functions. Accordingly, our financial statements may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company of Scilex, and we will incur significant charges in connection with the Business Combination and incremental costs as a stand-alone public company.”

We have created cross functional launch teams and developed a launch playbook to guide us towards a successful launch. The launch will be guided by the playbook activities and timelines briefly summarized below:

•	Patient journey: Learn how a patient moves through the disease state and how the patient is treated from the early to late stages of the disease.

•	HCP segmentation and profiling: Understand how to group physicians based on their prescription practices and other behaviors and factors that will influence their prescription practices.

•

Patient segmentation and profiling: Divide patients with sciatica into groups, according to gender, insurance type, state of disease, and any other factors that will help identify ways to increase SP-102’s utilization in each group of patients.

•

HCP and patient research: HCP research on how physicians treat sciatica, what are the unmet needs, what type of product physicians want to use to treat sciatica, and their expectations from the new product. Patient research provides us with information regarding how satisfied patients are with the current treatments, where the current treatments fall short, and their expectations on the new treatments.

•

Marketing conditioning campaign development: Determine how to condition the market, including by identifying the current short falls and unmet needs in current treatments, ways to highlight these prior to launch, and the expectations for the new treatments.

•	Product positioning: Position the product by highlighting physician feedback on the product (e.g., safety, efficacy and length of effectiveness).

•	Branded campaign development and testing: Develop key messages around the benefits of SP-102.

•

Campaign materials and temporary billing/coding reference guide: Develop materials for launch and promotion of SP-102 and develop billing codes guidelines for physicians to charge insurance for SP-102.

•

Omnichannel promotion material development: Develop promotion materials for various channels, ensuring a consistent message, design and tone. These materials could include materials to sales representatives, journal advertisement, direct communication to patient and congress materials.

•	Trade name submission to FDA: Submit the trade name to FDA prior to filing NDA.

•	OPDP submission strategy: Submit launch materials to FDA based on the approved prescribing label.

•

Packaging research: Conduct research on packaging methods with customers, including pharmacists, physicians, nurses, and people who handle the product, to ensure the packaging is convenient for those using SP-102.

•

Baseline/Pre-launch HCP ATU: Based on product profile messaging, discuss with physicians how they intend to prescribe the product to patients, what key messages resonate with them, and their awareness of SP-102. This is to determine which patients are fit to use the product. This is usually done prior to launch and every six to nine months thereafter for the first two to three years.

•

Quant demand study: Discuss with physicians anticipated patient demand for, and physician prescription of, SP-102 as well as dosage requirements. This information will help us develop an accurate forecast and plan for sufficient supply of the product.

•	Forecast refresh: Ongoing analysis of product demand, patient usage, physician feedback, reimbursement levels and other matters that may impact the use of SP-102 and update our forecast accordingly.

Clinical Development and Regulatory

Our clinical development team, which, as discussed above in further detail, consists of dedicated Scilex employees and contractors, includes in-house medical expertise and clinical development experts. The clinical development team works with our CRO to identify sites for clinical trials, support the investigator teams and develop publication plans for our product candidate. Additionally, the clinical development team also works with Key Opinion Leaders, professional societies and patient advocacy groups to educate on and support the appropriate use of pain therapeutics. Our clinical development team is responsible for determining registration or supportive studies, overseeing post-approval studies and supporting investigator-sponsored trials. Our regulatory team includes in-house and consultant regulatory professionals as well as ex-FDA regulatory expert advisors. We contract external regulatory group for publishing and performing submissions to the FDA and other regulatory agencies, including Health Canada.

Manufacturing and Supply Chain

We currently contract with third parties for the manufacture, assembly, testing, packaging and storage of our product candidate. Our technical team has extensive pharmaceutical development, manufacturing, analytical, quality and distribution experience and is qualified and capable of managing manufacturing and supply chain operations. Our Quality System, Standard Operating Procedures and contract manufacturing organizations (“CMOs”) comply with cGMP and regulatory requirements. We selected our CMOs for specific competencies having met our development, manufacturing, quality and the FDA regulatory requirements. These CMOs manufacture our clinical supplies and commercial batches. We currently have no plans to build our own manufacturing or distribution infrastructure.

As clinical trial development progresses forward, we will continue to explore both internal capabilities as well as deepening and expanding external relationships to ensure we meet our manufacturing requirements.

SP-102 is a Phase 3 sterile dexamethasone sodium phosphate injectable viscous gel drug product containing dexamethasone sodium phosphate equivalent to 10 mg dexamethasone in a pre-filled glass syringe with a 2 mL deliverable volume. SP-102 also contains sodium hyaluronate, which is a novel, biocompatible, viscosity-enhancing excipient and is listed in the European Pharmacopeia. Historically, we have purchased our clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SP-102, from Genzyme pursuant to a supply agreement, which terminated as of May 31, 2024. We anticipate that our current supply of sodium hyaluronate will be sufficient to satisfy our clinical and commercial supply requirements for sodium hyaluronate for at least 12 months following our expected commercial launch of SP-102 in 2027. We are currently in discussions with Sanofi, an affiliate of Genzyme, and are in the process of identifying and certifying new suppliers, in each case to fulfill our future supply requirements for sodium hyaluronate. SP-102 is manufactured by a single-source manufacturer, which supports the clinical development, including the completed Phase 3 clinical trial of SP-102. In March 2022, we announced final results of the Phase 3 clinical trial, satisfying the primary and key secondary endpoints. The manufacturing process is proprietary and includes trade secrets. We plan to engage our existing contract manufacturer, Lifecore, for the commercial production of SP-102, if approved. See the section of this proxy statement/prospectus titled “Business of Semnur — Material Agreements — Lifecore Master Services Agreement” for additional information regarding the manufacturing of our SP-102 product.

Competition

Our industry is highly competitive and subject to rapid and significant technological change. The large size and expanding scope of the pain management market makes it an attractive therapeutic area for biopharmaceutical businesses. Our potential competitors include pharmaceutical, biotechnology and specialty pharmaceutical companies. Many of these companies have drug product pipelines, readily available capital, and established research and development organizations.

SP-102, if approved, has the potential to become the first FDA-approved epidural steroid product for the treatment of sciatica. While there are currently no FDA-approved ESIs indicated for the treatment of sciatica, we are aware of certain non-steroid product candidates in development. SP-102, if approved, will compete with various opioid pain medications, NSAIDs, muscle relaxants, antidepressants, anticonvulsants and surgical procedures. Procedures may include nerve blocks and transcutaneous electrical nerve stimulations. We may also face indirect competition from the off-label and unapproved use of branded and generic injectable steroids.

We expect that the market will become increasingly competitive in the future. Many of our competitors, either alone or together with their collaborative partners, operate larger research and development programs and have substantially greater financial resources than we do, as well as significantly greater experience in: developing product candidates and technologies, undertaking preclinical studies and clinical trials, obtaining the FDA and other regulatory approvals of product candidates, formulating and manufacturing product candidates and launching, marketing and selling product candidates.

Additional mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated in our competitors. As a result, these companies may obtain regulatory approval more rapidly than we are able to and may be more effective in selling and marketing their products as well. Smaller or early-stage companies or generic or biosimilar pharmaceutical manufacturers may also prove to be significant competitors, particularly through collaborative arrangements with large, established companies. These competitors also compete with us in recruiting and retaining qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. Competition may increase further as a result of advances in the commercial applicability of technologies and greater availability of capital for investment in these industries. Our commercial opportunity could be reduced or eliminated if our competitors succeed in developing, acquiring or licensing on an exclusive basis, products that are more effective or less costly than any product candidate that we are currently developing or that we may develop. If approved, our product candidates will face competition from commercially available drug products as well as drug products that are in the development pipelines of our competitors and later enter the market.

Established pharmaceutical companies may invest heavily to accelerate discovery and development of novel compounds or to in-license novel compounds that could make our product candidates less competitive. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do.

The key competitive factors affecting the success of SP-102 are likely to be its clinical benefit, durability, tolerability, price, intellectual property protection, and the availability of reimbursement from government and other third-party payors.

Material Agreements

Lifecore Master Services Agreement

On January 27, 2017, we entered into the Lifecore Master Services Agreement with Lifecore. Pursuant to the Lifecore Master Services Agreement, Lifecore is responsible for clinical trial material manufacturing and development services for SP-102 as set forth in each separate statement of work (each a “Lifecore Statement of Work”).

The parties entered into a Lifecore Statement of Work on January 27, 2017, pursuant to which Lifecore agreed to provide, among other things, (1) project management support, (2) development services, (3) clinical trial materials, and (4) stability studies. We paid Lifecore for the development and clinical trial material manufacturing services, which was invoiced at the completion of each service.

For the purposes of Lifecore’s development and clinical trial material manufacturing obligations, we granted Lifecore a nonexclusive, worldwide and royalty-free license under our owned or controlled intellectual property rights necessary to manufacture SP-102, without additional right, title or interest in our intellectual property.

The Lifecore Master Services Agreement expires on December 31, 2028, unless terminated earlier in accordance with the terms of such agreement, or unless renewed further by the parties. Either party may terminate the Lifecore Master Services Agreement (1) if the other party is in material breach of the agreement and fails to cure such breach within 30 days of written notice, subject to certain exceptions; or (2) immediately upon written notice to the other party if the other party (a) becomes insolvent, (b) ceases to function as a going concern, (c) is convicted of or pleads guilty to a charge of violating any law relating to either party’s business, or (d) engages in any act which materially impairs goodwill associated with SEMDEXA or materially impairs the terminating party’s trademark or trade name. In addition, Lifecore may terminate the agreement if (i) we fail to pay past due invoices upon 30 days’ written notice, or (ii) we reject or fail to respond to a major change or minor change proposed by Lifecore that does not change SEMDEXA’s written and approved acceptance criteria.

The Lifecore Master Services Agreement contains customary reciprocal indemnification obligations for Lifecore and Semnur.

The foregoing is a summary of the material terms of the Lifecore Master Services Agreement and the amendments thereto in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the form of the agreement and its amendments for a complete understanding of all of their respective terms.

Semnur Merger Agreement

On March 18, 2019, Semnur was acquired by Scilex pursuant to the Semnur Merger Agreement with Semnur, Sigma Merger Sub, Semnur Equityholders’ Representative, and for limited purposes, Sorrento. Pursuant to the Semnur Merger Agreement, Sigma Merger Sub merged with and into us (the “Semnur Merger”), and we survived as Scilex’s wholly owned subsidiary.

Pursuant to the Semnur Merger Agreement, and upon the terms and subject to the conditions contained therein, Scilex agreed to pay the former holders of Semnur’s capital stock (the “Semnur Equityholders”) up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones, comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of a Semnur product by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product. The obligation to make the foregoing payments is an obligation of Scilex and Scilex will pay such amounts, if triggered. However, in the event Scilex makes any of these payments, Scilex expects to seek reimbursement of these amounts from Semnur through an intercompany arrangement between Scilex and Semnur. At this time, no such intercompany agreement is in place. See the section titled “Business of Semnur — Material Agreements — Semnur Merger Agreement” for additional information regarding Scilex’s obligations under the Semnur Merger Agreement. As of the date of this proxy statement/prospectus, none of the foregoing payments have been triggered.

The Semnur Merger Agreement also provided that following the consummation of Scilex’s first bona fide equity financing with one or more third-party financing sources on an arm’s length basis with gross proceeds to Scilex of at least $40.0 million, certain of the former Semnur optionholders will be paid cash in lieu of: (i) the 352,972 shares of Scilex Common Stock otherwise issuable to such former Semnur optionholders pursuant to the Semnur Merger Agreement, and (ii) any shares that would otherwise be issued to such former Semnur optionholders upon release of shares held in escrow pursuant to the Semnur Merger Agreement, with such shares in each case valued at $1.16 per share. The Semnur optionholders subsequently agreed, under the terms of the Exchange Agreement (as defined and described below) to forego the foregoing right to any such payment in exchange for the right to participate in the Share Exchange (as defined below).

In March 2019, the Semnur Equityholders that received the $55.0 million of shares of Scilex Common Stock (47,039,315 shares issued and 352,972 shares issuable, valued at $1.16 per share) (the “Stock Consideration”)

were required to sign an Exchange and Registration Rights Agreement with Scilex (as amended, the “Exchange Agreement”). Pursuant to the Exchange Agreement, and upon the terms and subject to the conditions contained therein, if within 18 months following the closing of the Semnur Merger, 100% of the outstanding equity of Scilex had not been acquired by a third party or Scilex had not entered into a definitive agreement with respect to, or otherwise consummated, a firmly underwritten offering of Scilex capital stock on a major stock exchange that met certain requirements, then holders of the Stock Consideration could collectively elect to exchange, during the 60-day period commencing the date that was the 18 month anniversary of the closing of the Semnur Merger (the “Share Exchange”), the Stock Consideration for shares of Sorrento’s common stock with a value of $55.0 million based on a price per share of Sorrento’s common stock equal to the greater of (a) the 30-day trailing volume weighted average price of one share of Sorrento’s common stock as reported on Nasdaq as of the consummation of the Share Exchange and (b) $5.55 (subject to adjustment for any stock dividend, stock split, stock combination, reclassification or similar transaction) (the “Exchange Price”). Pursuant to an amendment to the Exchange Agreement entered into by Sorrento and the Semnur Equityholders’ Representative on September 28, 2020, on October 9, 2020, Sorrento paid $55.0 million in cash to the Semnur Equityholders in lieu of issuing $55.0 million of shares of Sorrento’s common stock at the Exchange Price.

The foregoing is a summary of the material terms of the Semnur Merger Agreement (including the amendment thereto) in the forms filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part. You should read the Semnur Merger Agreement (including the amendment thereto) for a complete understanding of all of their respective terms.

Shah Assignment Agreement

On August 6, 2013, we entered into that certain Assignment Agreement (the “Shah Assignment Agreement”) with Shah Investor LP (“Shah Investor”). Pursuant to the Shah Assignment Agreement, Shah Investor assigned to us the patents, know-how and other intellectual property related to pharmaceutical compositions of corticosteroids.

In consideration of the license and rights granted by Shah Investor, we agreed to pay royalties (i) at the rate of 1.5% of the Net Sales for Annual Net Sales (each as defined therein) up to $250,000,000 and (ii) at the rate of 2.5% of the Net Sales for Annual Net Sales of $250,000,000 and above, subject to certain adjustments as set out in the Shah Assignment Agreement. Such royalties payment for a given calendar quarter shall be due and payable on the date the royalty report for such quarter is due under the Shah Assignment Agreement.

The Shah Assignment Agreement continues in full force and effect on a country-by-country and product-by-product basis until royalties are no longer due on such product under the agreement. The Shah Assignment Agreement contains customary reciprocal indemnification obligations for Shah Investor and Semnur.

The Shah Investor is not related to Jaisim Shah, our Chief Executive Officer, and Jaisim Shah has no direct or indirect material interest in the Shah Assignment Agreement.

The foregoing is a summary of the material terms of Shah Assignment Agreement in the form filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part. You should read the Shah Assignment Agreement for a complete understanding of all of its terms.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our novel adhesion and delivery technology, inventions, improvements and product candidates that are important to the development and implementation of our business. Our patent portfolio is intended to cover our product candidates, their methods of use and processes for their manufacture, and any other inventions that are commercially important to our business. We also rely on trade secret protection of our confidential information and know-how relating to our novel adhesion and delivery technology, platforms and product candidates.

Generally, patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, the patent term can be adjusted to recapture a portion of delay by the U.S. PTO in examining the patent application or extended to account for term effectively lost as a result of the FDA regulatory review period, or both. We cannot provide any assurance that any patents will be issued from our pending or future applications or that any patents will adequately protect our product or product candidates.

Our patent portfolio, consisting of owned and/or licensed IP as of August 31, 2024 contains approximately six issued and unexpired U.S. patents and four pending U.S. patent applications. Our portfolio also includes certain foreign counterparts of these patents and patent applications including in most major international markets.

With respect to our product candidate SP-102, the patents and patent applications that we own include formulations and methods of treatment. The patents are U.S. Pat. Nos. 10,500,284, 10,117,938, and 11,020,485, all of which expire in 2036. We continue to seek to maximize the scope of our patent protection for all our programs.

We believe that we have certain know-how and trade secrets relating to our technology and product candidate. We rely on trade secrets to protect certain aspects of our technology related to our current and future product candidate. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Trademarks, Trade Secrets and Other Proprietary Information

We file trademark applications and pursue registrations in the United States and abroad when appropriate. We own pending trademark applications for “SEMNUR PHARMACEUTICALS” and “SEMDEXA” in the United States.

We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how, we rely on trade secret protection and confidentiality agreements to protect our interests. Our policy is to require each of our employees, consultants and advisors to execute a confidentiality and inventions assignment agreement before beginning their employment, consulting or advisory relationship with us. The agreements generally provide that the individual must keep confidential and not disclose to other parties any confidential information developed or learned by the individual during the course of the individual’s relationship with us except in limited circumstances. These agreements generally also provide that we will own all inventions conceived by the individual in the course of rendering services to us.

SP-102 benefits from our substantial intellectual property portfolio and other technical barriers to entry for potential competitors. Historically, we have purchased our clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SP-102, from Genzyme pursuant to a supply agreement, which terminated as of May 31, 2024. We anticipate that our current supply of sodium hyaluronate will be sufficient to satisfy our clinical and commercial supply requirements for sodium hyaluronate for at least 12 months following our expected commercial launch of SP-102 in 2027. We are currently in discussions with Sanofi, an affiliate of Genzyme, and are in the process of identifying and certifying new suppliers, in each case to fulfill our future supply requirements for sodium hyaluronate. Our complex manufacturing process, specialized equipment and know-how for sterile viscous product candidates are also key to our competitive edge. We believe that our competitors will be required to conduct lengthy and costly preclinical and clinical trials to establish products with comparable tolerability profiles and clinical benefit to SP-102.

Government Regulation and Product Approval

Government authorities in the United States at the federal, state and local levels, and in other countries and jurisdictions, extensively regulate, among other things, the research, development, testing, manufacture, pricing, reimbursement, sales, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of products such as those we are marketing and developing. SP-102 and any other product candidate that we develop must be approved by the FDA or otherwise authorized for marketing before they may be legally marketed in the United States and by the corresponding foreign regulatory agencies before they may be legally marketed in foreign countries. The processes for obtaining marketing approvals, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

U.S. Drug Development Process

In the United States, the FDA regulates drugs under the FDCA and implementing regulations. Drugs are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with applicable federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant or its products to a variety of administrative or judicial sanctions, such as imposition of a clinical hold, the FDA’s refusal to approve pending applications, withdrawal of an approval, inspection scrutiny, issuance of warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, or reimbursements, restitution, disgorgement of profits or other civil or criminal penalties. The process required by the FDA before a drug product may be marketed in the United States generally involves the following:

•	completion of preclinical laboratory tests, animal studies and formulation studies according to GLPs or other applicable regulations;

•	completion of FDA’s drug substance (Part 210), drug product (Part 211), combination of product and device (Part 820) and all Module 3, CMC, and cGMP requirements for NDA filing;

•	submission to the FDA of an Investigational New Drug Application (“IND”), which must become effective before human clinical trials may begin;

•	approval by an IRB covering each clinical site before each trial may be initiated;

•

performance of adequate and well-controlled human clinical trials according to the laws and regulations pertaining to the conduct of human clinical trials, collectively referred to as GCP requirements to establish the safety and efficacy of the proposed drug product for its intended use;

•	submission to the FDA of an NDA or other marketing application, for a proposed new drug product, including its specific formulation and labeling;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•

satisfactory completion of an FDA pre-approval inspection (PAI) of the manufacturing facility or facilities where the drug substance, drug product, packaging components and device are produced to assess compliance with the FDA’s cGMP requirements to assure that the facilities, manufacturing, methods and controls are adequate to preserve the drug product’s identity, strength, quality and purity;

•	potential FDA audit of the preclinical study and clinical trial sites that generated the data in support of the NDA; and

•	FDA review and approval of the NDA prior to any commercial marketing, sale, distribution or shipment of the drug product.

Before testing novel compounds with potential therapeutic value in humans, the drug candidate enters the preclinical testing stage, also referred to as preclinical studies. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the drug product candidate. The conduct of the preclinical studies must comply with federal laws and requirements including GLPs. The IND sponsor must submit the results of the preclinical studies, together with manufacturing information, analytical data, and any available clinical data or literature, to the FDA as part of the IND. The sponsor will also include a protocol detailing, among other things, the objectives of the first phase of the clinical trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated, if the first phase lends itself to an efficacy evaluation. Some preclinical studies may continue even after the IND is submitted. The IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to one or more proposed clinical trials and places the trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a drug product candidate at any time before or during clinical trials due to safety concerns, non-compliance, or for additional reasons. Accordingly, we cannot be sure that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such trial.

Clinical trials involve the administration of the drug candidate to healthy subjects or patients with the target disease under the supervision of qualified investigators, generally physicians not employed by the trial sponsor. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the clinical trial, subject selection and exclusion criteria, dosing procedures, and the parameters to be used to collect data and to monitor subject safety. Each protocol must be submitted to the FDA as part of the IND, and timely safety reports must be submitted to the FDA and investigators for suspected adverse reactions that are serious and unexpected and other safety-related findings. Clinical trials must be conducted in accordance with applicable statutes, the FDA’s regulations and GCP requirements. Further, each clinical trial must be reviewed and approved by an IRB at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the informed consent form that must be provided to and signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until it is completed. In some instances, additional oversight boards, such as a data safety monitoring board, are required to evaluate interim data and determine whether a study should continue or be modified or terminated. Information about many clinical trials is required to be publicly reported on www.ClinicalTrials.gov or similar databases.

Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:

•

Phase 1. The drug product is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion and, if possible, to gain an early indication of its effectiveness. In the case of some products for severe or life-threatening diseases, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing may be conducted only in patients having the specific disease.

•

Phase 2. The drug product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule for patients having the specific disease.

•	Phase 3. The drug product is administered to an expanded patient population in adequate and well-controlled clinical trials to generate sufficient data to statistically confirm the safety and efficacy of the product for potential approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product. Generally, at least two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA. In some cases, the FDA may approve a drug product based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provided highly reliable and statistically strong evidence of important clinical benefit. The FDA’s decision to approve a drug product using the results of a single adequate and well-controlled Phase 3 trial depends both on the quality and quantity of the evidence and considers trial design, trial endpoints, and statistical methodologies, as well as the availability of other confirmatory evidence or reliance on a previous finding of effectiveness of an approved drug when scientifically and legally permissible.

The Company’s planned NDA application for SP-102 will not seek approval based on the results of a single adequate and well-controlled Phase 3 trial for excellent design and which provided highly reliable and statistically strong evidence of important clinical benefit. The Company plans to commence its Phase 3 CLEAR-2 trial in the second half of 2025 (as described in more details elsewhere in this proxy statement/prospectus under the section titled “Business of Semnur — Our Company”).

Post-approval studies, also referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as part of the approval process.

Progress reports detailing the status of drug product development and results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for suspected adverse reactions that are serious and unexpected (including increased rate of occurrence of such adverse reactions), findings from other studies that suggest a significant risk in humans exposed to the drug product, or any findings from tests in laboratory animals that suggests a significant risk for human subjects or patients. Phase 1, Phase 2 and Phase 3 clinical trials may not yield positive results, or may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug product has been associated with unexpected serious harm to study subjects.

During the development of a new drug product, sponsors are given opportunities to meet with the FDA at certain points. These points may be prior to submission of an IND, at the end of Phase 2, the end of Phase 3 and before an NDA is submitted. Meetings at other times may be requested. These meetings can provide an opportunity for the sponsor to share information about the data gathered to date, for the FDA to provide advice, and for the sponsor and the FDA to reach agreement on the next phase of development. Sponsors typically use the end of Phase 2 meeting to discuss their Phase 2 clinical results and present their plans for the Phase 3 clinical trials or manufacturing process validation and testing and their pre-NDA meeting that they believe will support approval of the new drug product.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the drug product as well as validate a process for commercial manufacturing the drug product in accordance with cGMP requirements. The commercial manufacturing process must be capable of consistently and continuously producing quality batches of the drug product candidate and, among other things, the manufacturer must develop appropriate methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug product candidate does not undergo unacceptable deterioration over its shelf life.

FDA Review and Approval Processes

The results of product development, preclinical studies and clinical trials for the claimed indications are incorporated into an NDA. The FDA may grant deferrals for the development and submission of pediatric data or full or partial waivers after the initial submission of a pediatric study plan following an end of Phase 2 meeting. In addition, descriptions of the manufacturing process and controls, analytical tests conducted on the chemistry of the drug product, proposed labeling and other relevant information are required to be submitted to the FDA as part of an NDA requesting approval to market the product. The submission of an NDA is subject to the payment of substantial user fees and a waiver of such fees may be obtained under certain limited circumstances.

The FDA reviews the NDA to determine, among other things, whether the proposed product is safe and effective for its intended use, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, strength, quality and purity. Under the Prescription Drug User Fee Act (“PDUFA”) guidelines that are currently in effect, the FDA has a goal of 10 months from the date of “filing” of a standard, original NDA for a new molecular entity to review and act on the submission. This review typically takes 12 months from the date the NDA is submitted to the FDA because the FDA has approximately two months to make a “filing” decision after the application is submitted. The FDA conducts a preliminary review of all NDAs within the first 60 days after submission, before accepting them for filing, to determine whether they are sufficiently complete to permit substantive review. The FDA may request additional information rather than accepting an NDA for filing. In this event, the NDA must be resubmitted with the additional information. The resubmitted application also is subject to review before the FDA accepts it for filing.

The FDA may refer applications for novel drug products or drug products which present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the drug product approval process, the FDA also will determine whether REMS is necessary to assure the safe use of the drug product. If the FDA concludes a REMS is needed, the sponsor of the NDA must submit a proposed REMS. The FDA will not approve the NDA without a REMS, if required. A REMS could include medication guides, physician communication plans or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Any of these limitations on approval or marketing could restrict the commercial promotion, distribution, prescription or dispensing of products.

Before approving an NDA, the FDA will generally inspect the facilities at which the product is to be manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. If the FDA determines that the application, manufacturing process or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP requirements.

After the FDA evaluates an NDA, it will issue an approval letter or a Complete Response Letter. An approval letter authorizes commercial marketing of the drug product with prescribing information for specific indications. A Complete Response Letter indicates that the review cycle of the application is complete, and the application will not be approved in its present form. A Complete Response Letter usually describes the specific deficiencies in the NDA identified by the FDA and may require additional clinical data, such as an additional pivotal Phase 3 trial or other significant and time-consuming requirements related to clinical trials, preclinical studies or manufacturing. If a Complete Response Letter is issued, the sponsor must resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application. Even if such data and information are submitted, the FDA may decide that the NDA does not satisfy the criteria for approval.

If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, referred to as Phase 4 testing, which involves clinical trials designed to further assess a product’s safety and effectiveness and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.

Expedited Development and Review Programs

The FDA administers a number of different programs that enable the agency and sponsors in various ways to expedite the development or agency review of a new drug product. Among these, the FDA has a fast track designation that is intended to expedite or facilitate the process for reviewing new drug products that meet certain criteria. New drug products are eligible for fast track designation if they are intended to treat a serious or life-threatening disease or condition and demonstrate the potential to address unmet medical needs for the disease or condition. As an example of the modified processes available to a fast track product, the FDA may consider for review sections of the NDA on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the NDA, the FDA agrees to accept sections of the NDA and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the NDA.

Any product submitted to the FDA for approval, including a product with a fast track designation, may also be eligible for other types of FDA programs intended to expedite development and review, such as priority review and accelerated approval. A product is eligible for priority review if it has the potential to provide safe and effective therapy where no satisfactory alternative therapy exists or a significant improvement in the treatment, diagnosis or prevention of a disease compared to marketed products. The FDA will attempt to direct additional resources to the evaluation of an application for a new drug product designated for priority review in an effort to facilitate the review. The FDA endeavors to review applications with priority review designations within six months of the filing date as compared to ten months for review of other NDAs under its current PDUFA review goals.

In addition, a product may be eligible for accelerated approval. Drug products intended to treat serious or life-threatening diseases or conditions may be eligible for accelerated approval upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require that a sponsor of a drug product receiving accelerated approval perform additional adequate and well-controlled post-marketing clinical trials. In addition, the FDA currently requires as a condition for accelerated approval pre-use submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast track designation, priority review and accelerated approval do not change the standards for approval but may expedite the development or approval process.

The Food and Drug Administration Safety and Innovation Act established a category of drug products referred to as “breakthrough therapies” that may be eligible to receive breakthrough therapy designation. A sponsor may seek the FDA designation of a product candidate as a “breakthrough therapy” if the product is intended, alone or in combination with one or more other products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The designation includes all of the fast track program features, as well as more intensive FDA interaction and guidance. The breakthrough therapy designation is a distinct status from both accelerated approval and priority review, which can also be granted to the same drug product if relevant criteria are met. If a product is designated as breakthrough therapy, the FDA will work with the sponsor to expedite the development and review of such drug product.

With passage of the 21st Century Cures Act in December 2016, Congress authorized the FDA to accelerate review and approval of products designated as regenerative advanced therapies. A product is eligible for this designation if it is a regenerative medicine therapy that is intended to treat, modify, reverse or cure a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product candidate has the potential to address unmet medical needs for such disease or condition. The benefits of a regenerative advanced therapy designation include early interactions with the FDA to expedite development and review, benefits available to breakthrough therapies, potential eligibility for priority review and accelerated approval based on surrogate or intermediate endpoints.

Post-Approval Requirements

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown risks or problems with a product may result in labeling changes, restrictions on the product or even complete withdrawal of the product from the market. After approval, most changes to the approved product, such as adding new indications, certain manufacturing changes and additional labeling claims, are subject to further FDA review and approval. Drug product manufacturers and other entities involved in the manufacture and distribution of approved drug products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP regulations and other laws and regulations. In addition, the FDA may impose a number of post-approval requirements as a condition of approval of an NDA. For example, the FDA may require post-marketing testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

Any drug products for which we receive FDA approvals are subject to continuing regulation by the FDA, including, among other things, record-keeping requirements, reporting of adverse experiences or quality issues with the product, providing the FDA with updated safety and efficacy information, satisfaction of post-approval requirements or commitments, product sampling and distribution requirements, and complying with FDA promotion and advertising requirements. These promotion and advertising requirements include, among other things, standards for direct-to-consumer advertising, prohibitions against promoting drug products for uses, or in patient populations, that are not described in the drug product’s approved labeling, which is known as “off-label use,” rules for conducting industry-sponsored scientific and educational activities, and promotional activities involving the internet. Failure to comply with post-approval requirements can have negative consequences, including adverse publicity, enforcement letters from the FDA, mandated corrective advertising or communications with doctors, and civil or criminal penalties. Although physicians may prescribe legally available drug products for off-label uses, manufacturers may not market or promote such off-label uses. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant, manufacturer or product to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, clinical holds on post-approval clinical trials, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties.

Hatch-Waxman Amendments

Section 505 of the FDCA describes three types of NDAs that may be submitted to request marketing authorization for a new drug product, the first being a 505(b)(1) NDA. A 505(b)(1) NDA is an application that contains full reports of investigations of safety and effectiveness. A 505(b)(2) NDA likewise contains full reports of investigations of safety and effectiveness relevant to a product, but some of the data are not owned by or licensed to the applicant. Section 505(j) establishes an abbreviated approval process for generic versions of approved drug products through the submission of an abbreviated new drug product application (“ANDA”). An

ANDA generally provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form, and with the same labeling and route of administration as the listed drug product and has been shown to be bioequivalent to the listed drug product. ANDA applicants are required to conduct bioequivalence testing to confirm chemical and therapeutic equivalence to the branded reference drug product. Generic versions of drug products can often, and sometimes must, be substituted by pharmacists under prescriptions written for the branded reference drug product.

A 505(b)(2) NDA is an application that contains full reports of investigations of safety and effectiveness but where at least some of the information required for approval comes from studies not conducted by or for the applicant, and for which the applicant has not obtained a right of reference. This regulatory pathway enables the applicant to rely, in part, on the FDA’s findings of safety and efficacy for an existing product, or published literature, in support of its application. Additional preclinical and clinical data may also be submitted. The FDA may then approve the new product candidate for all or some of the labeled indications for which the referenced product has been approved, or for any new indication sought by the 505(b)(2) applicant.

Upon submission of an ANDA or a 505(b)(2) NDA, an applicant must certify to the FDA at least one of the following (1) no patent information on the drug product that is relied upon by the ANDA or 505(b)(2) NDA (known as the reference drug product) has been submitted to the FDA; (2) such patent has expired; (3) the date on which such patent expires; or (4) such patent is invalid, unenforceable, or will not be infringed by the manufacture, use or sale of the drug product for which the ANDA or 505(b)(2) NDA is submitted. This last certification is known as a Paragraph IV Certification. If the NDA holder for the reference drug product or patent owner(s) asserts a patent challenge to the Paragraph IV Certification, the FDA may not approve that application until the earlier of 30 months from the receipt of the notice of the Paragraph IV Certification, the expiration of the patent, when the infringement case concerning each such patent was favorably decided in the applicant’s favor or such shorter or longer period as may be ordered by a court. This prohibition is generally referred to as the 30-month stay. Thus, approval of an ANDA or 505(b)(2) NDA could be delayed for a significant period of time depending on the patent certification the applicant makes and the reference drug product sponsor’s or patent owner’s decision to initiate patent litigation.

In addition to, and distinct from the patent protection provisions, the Hatch-Waxman Amendments establish periods of regulatory exclusivity for certain approved drug products, during which the FDA cannot approve (or in some cases accept) an ANDA or 505(b)(2) application that relies on the branded reference drug product. For example, the holder of an NDA may obtain five years of exclusivity upon approval of a new drug product containing a new chemical entity that has not been previously approved by the FDA. The Hatch-Waxman Amendments also provide three years of marketing exclusivity to the holder of an NDA (including a 505(b)(2) NDA) for a particular condition of approval, or change to a marketed product, such as a new formulation for a previously approved product, if one or more new clinical trials (other than bioavailability or bioequivalence studies) was essential to the approval of the application and was conducted/sponsored by the applicant. This three-year exclusivity period protects against FDA approval of ANDAs and 505(b)(2) NDAs for drug products that include the innovation that required the new clinical data, but generally allows the approval for non-protected characteristics and labeling.

Third-Party Payor Coverage, Pricing and Reimbursement

In the United States and markets in other countries, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Thus, sales of a product will depend, in part, on the extent to which third-party payors provide coverage and establish adequate reimbursement levels for the product. Third-party payors include government payor programs at the federal and state levels, including Medicare and Medicaid, managed care providers, private health insurers and other organizations. In the United States, no uniform policy of coverage and reimbursement for products exists among third-party payors. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product. Third-party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication, and which can change over time. Third-party payors are increasingly challenging the price and examining the medical necessity and cost-effectiveness of medical products and services, in addition to their safety and efficacy. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or other comparable regulatory approvals. Additionally, companies may also need to provide discounts to purchasers, private health plans or government healthcare programs, in order for the company’s products to be considered as a formulary option. Nonetheless, product candidates may not be considered by individual payors to be medically necessary or cost-effective. A payor’s decision to provide coverage for a product does not imply that a preferred formulary position or an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor. Adequate third-party reimbursement may not be available to enable us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

The cost of pharmaceuticals continues to generate substantial governmental and third-party payor interest. We expect that the pharmaceutical industry will experience pricing pressures due to the trend toward managed healthcare, the increasing influence of managed care organizations and additional legislative proposals. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drug products. Adoption of such controls and measures, and tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceuticals such as our products and the product candidates that we are developing and could adversely affect our net revenue and results. See the discussion below under “U.S. Healthcare Reform”, and regarding the Inflation Reduction Act for further information.

Different pricing and reimbursement schemes exist in other countries. In the European Economic Area (“EEA”) (which is currently comprised of the 27 Member States of the EU plus Norway, Iceland and Liechtenstein), governments influence the price of pharmaceutical products through their pricing and reimbursement rules and control of national healthcare systems that fund a large part of the cost of those products to consumers. Some countries in the EEA operate positive and negative list systems under which some medicinal products are selected for coverage (positive list) and others are explicitly listed as excluded from reimbursement (negative list). To obtain reimbursement or pricing approval, some of these EEA countries may require the completion of clinical trials that compare the cost-effectiveness of a particular product to currently available therapies. Other EEA countries allow companies to fix their own prices for medicinal products, but monitor and control company profits. The downward pressure on healthcare costs in general, particularly prescription drug products, has become very intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert a commercial pressure on pricing within a country. There can be no assurance that any country that has price controls or reimbursement limitations for products will allow favorable reimbursement and pricing arrangements for any of our products.

U.S. Healthcare Reform

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the U.S. healthcare system. The pharmaceutical industry has been a particular focus of these efforts and has been significantly affected by major legislative initiatives. For example, in March 2010, the ACA was enacted, which is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms, and which substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the U.S. pharmaceutical industry. The ACA, among other things, (1) subjected therapeutic biologics to potential competition by lower-cost biosimilars by creating a licensure framework for follow-on biologic products, (2) prescribed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drug products that are inhaled, infused, instilled, implanted or injected, (3) increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations, (4) established annual nondeductible fees and taxes on manufacturers of certain branded prescription drug products, apportioned among these entities according to their market share in certain government healthcare programs, (5) established a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer point-of-sale discounts off negotiated prices of applicable brand drug products to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drug products to be covered under Medicare Part D, (6) expanded eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for individuals with income at or below 133% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability, (7) expanded the entities eligible for discounts under the 340B Public Health Service Act program, (8) created a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research, and (9) established a Center for Medicare Innovation at the CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug product spending.

Since its enactment, there have been judicial, Congressional and Administrative challenges to certain aspects of the ACA, and we expect there will be additional challenges and amendments to the ACA in the future. For example, legislation affecting the implementation of certain taxes under the ACA has been signed into law. The TCJA included a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate”. Further, the Bipartisan Budget Act of 2018 (the “BBA”), among other things, amended the ACA, effective January 1, 2019, to increase from 50% to 70% the point-of-sale discount that is owned by pharmaceutical manufacturers who participate in Medicare Part D and to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole”. On June 17, 2021 the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. Thus, the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, former President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. In addition, on August 16, 2022, former President Biden signed the Inflation Reduction Act of 2022 into law, which, among other things, extends enhanced subsidies for individuals purchasing health insurance coverage in ACA marketplaces through plan year 2025. The Inflation Reduction Act also eliminates the “donut hole” under the Medicare Part D program beginning in 2025 by significantly lowering the beneficiary maximum out-of-pocket cost through a newly established manufacturer discount program. It is unclear how additional healthcare reform measures of the Trump or subsequent administrations or other efforts, if any, to modify or invalidate the ACA or its implementing regulations, or portions thereof, will impact our business. Any health care reform measures will likely take time to unfold, and could have an impact on coverage and reimbursement for healthcare items and services. We cannot predict the ultimate content, timing or effect of any healthcare reform legislation or other policy or the impact of potential legislation or other policy on us.

Other legislative and administrative changes have been proposed and adopted in the United States since the ACA was enacted to reduce healthcare expenditures. For example, the Budget Control Act of 2011, among other things, in connection with subsequent legislation, reduced Medicare payments to providers, on average, by 2%

per fiscal year. These reductions went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, including the BBA, will remain in effect through 2030, with the exception of a temporary suspension from May 1, 2020, through May 31, 2022, due to the COVID-19 pandemic. The law provides for 1% Medicare sequestration in the second quarter of 2022 and allows the full 2% sequestration thereafter until 2030. To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. Moreover, on January 2, 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. If federal spending is further reduced, anticipated budgetary shortfalls may impact the ability of relevant agencies to continue to function at current levels. Amounts allocated to federal grants and contracts may be reduced or eliminated. These reductions may also impact the ability of relevant agencies to timely review and approve research and development, manufacturing, and marketing activities, which may delay our ability to develop, market and sell any products we may develop.

Recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to product pricing, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drug products. On May 16, 2019, CMS adopted a final rule that, among other things, will require Part D plans to adopt Real Time Benefit Tools that are capable of integrating with electronic prescribing or electronic health record systems and have the capability to inform prescribers when lower-cost alternative therapies are available under a beneficiary’s prescription drug product benefit. Similarly, since 2021, Part D Explanation of Benefits transmittals to members are required to inform Part D beneficiaries about drug product prices and lower cost therapeutic alternatives. On August 16, 2022, former President Biden signed into law the Inflation Reduction Act of 2022, which among other things, contains two specific provisions affecting pricing for drug products and biologics. The first provision allows for CMS to negotiate prices for certain single-source drug products and biologics reimbursed under Medicare Part B and Part D, beginning with 10 high-cost drug products paid for by Medicare Part D starting in 2026, followed by 15 Part D drug products in 2027, 15 Part B or Part D drug products in 2028, and 20 Part B or Part D drug products in 2029 and beyond. The legislation subjects drug product manufacturers to civil monetary penalties and a potential excise tax for failing to comply with the legislation by offering a price that is not equal to or less than the negotiated “maximum fair price” under the law or for taking price increases that exceed inflation. The legislation also caps Medicare beneficiaries’ annual out-of-pocket drug product expenses at $2,000. The second provision imposes a requirement that pharma manufacturers provide a rebate to Medicare, if the manufacturer increases price at a rate higher than the measured inflation rate. Medicaid has had a rebate program for several years, but Medicare did not. The intent is to limit price increases. The new rebate applies to drug products covered by Medicare under Part B or Part D. The rebate obligation applies if the average sales price (for Part B) or average manufacturers’ price (for Part D) of a single source drug product or biologic increases more than the rate of inflation (as measured by the index for urban consumers). The rebate amount is the total number of units sold in Medicare coverage multiplied by the amount by which the price exceeds the inflation adjusted price. The base year against which the inflation adjustment is measured is 2021. If the price exceeds the inflation adjusted price, the difference is multiplied by the units sold in Medicare and that amount is to be rebated. A failure to pay the rebate is subject to a penalty of 125% of the original rebate amount. The provision for Part D takes effect in 2022, with rebates to be paid beginning in 2023. The provision for Part B takes effect in 2023. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. In some cases, states appear interested in public policy designed to encourage drug product importation from other countries and bulk purchasing. Furthermore, there has been increased interest by third-party payors and governmental authorities in reference pricing systems and publication of discounts and list prices.

We expect that other healthcare reform measures that may be adopted in the future may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product, and could seriously harm our future revenue. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our product.

Other U.S. Healthcare Laws and Compliance Requirements

In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services, other divisions of the United States Department of Health and Human Services (e.g., the Office of Inspector General), the United States Department of Justice and individual United States Attorney offices within the Department of Justice, and state and local governments. For example, various activities, including but not limited to sales, marketing and scientific/educational grant programs, must comply with the anti-fraud and abuse provisions of the Social Security Act, the federal Anti-Kickback Statute, the federal False Claims Act and similar state laws, each as amended. Failure to comply with such requirements could potentially result in substantial penalties to us. Even if we structure our programs with the intent of compliance with such laws, there can be no certainty that we would not need to defend against enforcement or litigation, in light of the fact that there is significant enforcement interest in pharmaceutical companies in the United States, and some of the applicable laws are quite broad in scope.

The federal Anti-Kickback Statute prohibits any person, including a pharmaceutical manufacturer (or a party acting on its behalf), from knowingly and willfully soliciting, receiving, offering or providing remuneration, directly or indirectly, to induce or reward either the referral of an individual, or the furnishing, recommending, or arranging for a good or service, for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on one hand and prescribers, purchasers, and formulary managers on the other. The term “remuneration” is not defined in the federal Anti-Kickback Statute and has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain business arrangements from prosecution, the exemptions and safe harbors are drawn narrowly and practices that involve remuneration intended to induce prescribing, purchasing or recommending may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from federal Anti-Kickback Statute liability. The government can establish a violation of the Anti-Kickback Statute without proving that a person or entity had actual knowledge of this statute or specific intent to violate it. In addition, the ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act (discussed below) or the civil monetary penalties statute, which imposes fines against any person who is determined to have presented or caused to be presented claims to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. Additionally, many states have adopted laws similar to the federal Anti-Kickback Statute, and some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any third-party payor, not only the Medicare and Medicaid programs in at least some cases, and do not contain safe harbors.

The federal False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment of government funds, or knowingly makes, uses, or causes to be made or used a false statement material to a false or fraudulent claim, or knowingly conceals or knowingly and improperly avoids, or decreases an obligation to pay money to the government. The qui tam provisions of the False Claims Act allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government and to share in any monetary recovery. In recent years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claims laws analogous to the False Claims Act. Many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, improperly reported government pricing metrics such as Best Price or AMP, improper promotion of off-label uses (i.e., uses not expressly approved by the FDA in a drug product’s label), and allegations as to misrepresentations with respect to the services rendered. Our activities relating to the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products and our service arrangements or data purchases, among other activities, may be subject to scrutiny under these laws. We are unable to predict whether we would be subject to actions under the False Claims Act or a similar state law, or the impact of such actions. However, the cost of defending such claims, as well as any sanctions imposed, could adversely affect our financial performance.

The healthcare fraud provisions under the U.S. federal Health Insurance Portability and Accountability Act of 1996 and its implementing regulations (“HIPAA”) impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any health care benefit program, including private third-party payors, or falsifying or covering up a material fact or making any materially false or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services.

We may be subject to, or our marketing activities may be limited by, data privacy and security law and regulation promulgated by both the U.S. federal government and the U.S. states in which we conduct our business. For example, under HIPAA, the U.S. Department of Health and Human Services imposes upon “covered entities” (broadly, healthcare providers, health plans and healthcare clearinghouses) and their respective “business associates” (individuals or entities that create, receive, maintain or transmit protected health information on behalf of a covered entity) the HIPAA Privacy and Security Rules which include privacy obligations; requirements to implement appropriate administrative, physical and technical safeguards to ensure the confidentiality, integrity, and security of electronic protected health information; and breach response notification obligations. Although we are neither a covered entity nor business associate, and therefore not subject to the HIPAA Privacy and Security Rules, we must monitor developments with these requirements for changing obligations that may apply to us. The FTC also requires companies to take appropriate steps to keep consumers’ personal information secure and to make accurate statements regarding how they secure personal information under their custody or control, such as in a privacy notice. The FTC also expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of personal information it holds, the size and complexity of its business, and the cost of available tools to improve data security and reduce vulnerabilities. Individually identifiable health information, which we process, is considered sensitive data that merits stronger safeguards. Violations of the foregoing FTC requirements may constitute unfair or deceptive acts or practices under Section 5(a) of the FTC Act. While we do not intend to engage in unfair or deceptive acts or practices, the FTC has the power to bring enforcement actions based on the FTC’s interpretation of public privacy statements. Further, events that we cannot fully control, such as data breaches, may also result in civil penalties, FTC enforcement or enforcement by U.S. state attorneys general or other regulators. Various U.S. states have implemented privacy laws and regulations that regulate the use and disclosure of health information and other personal information. For example, the CCPA, established a privacy framework for covered businesses by, among other items, expanding the definition of personal information, establishing new data privacy rights for consumers who are California residents, imposing rules on the collection of personal information from minors, and creating a statutory damages framework for violations of the CCPA, including for failure to implement reasonable security procedures and practices to prevent data breaches. Penalties for violations of the CCPA include civil penalties and may result in related legal claims. The CPRA, most provisions of which became operative on January 1, 2023, introduced significant amendments to the CCPA and established and funded a dedicated California privacy regulator, the California Privacy Protection Agency. Several other states have implemented similar consumer privacy laws that took effect in the past year or will take effect in the near future. Further, Washington’s My Health My Data Act, taking effect July 1, 2024, imposes requirements specific to consumer health data. The foregoing U.S. state privacy laws impose many similar obligations as the CCPA on our processing of personal information. Other U.S. states are considering similar privacy legislation, and industry organizations regularly adopt and advocate for new standards in these areas. The uncertainty, ambiguity, complexity, and potential inconsistency surrounding the implementation and interpretation of the CCPA and other enacted or forthcoming U.S. state privacy laws exemplify the vulnerability of our business to the evolving regulatory environment related to the privacy, security and confidentiality of personal information and protected health information. We may be subject to fines, penalties, or private actions in the event of non-compliance with such laws.

Our activities outside of the U.S. implicate local, state, provincial, and national data protection standards, impose additional compliance requirements and generate additional risks of enforcement for non-compliance. Such laws may also restrict the access, use and disclosure of patient health information abroad. We may be required to expend significant capital and other resources to ensure ongoing compliance with applicable privacy and data security laws, to protect against security breaches and hackers, or to remediate issues caused by such breaches. Compliance with these laws is challenging, constantly evolving, time consuming, and requires a flexible privacy framework and substantial resources. Compliance efforts will likely be an increasing and substantial cost in the future.

The U.S. federal Physician Payments Sunshine Act requires certain manufacturers of drug products, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. In addition to this federal requirement, a number of individual states and foreign jurisdictions require detailed reporting and often public disclosures concerning transfers of value to physicians, other health care providers and family members. Effective January 1, 2022, these reporting obligations were extended to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners.

Compliance with such requirements may require investment in infrastructure to ensure that tracking is performed properly, and some of these laws result in the public disclosure of various types of payments and relationships.

Several states have enacted legislation requiring pharmaceutical companies to, among other things, establish marketing compliance programs, file periodic reports with the state, make periodic public disclosures on sales, marketing, pricing, clinical trials and other activities, or register their sales representatives, as well as prohibiting pharmacies and other healthcare entities from providing certain physician prescribing data to pharmaceutical companies for use in sales and marketing, and prohibiting certain other sales and marketing practices. These laws may affect our sales, marketing and other promotional activities by imposing administrative burdens on us. If we fail to track and report as required by these laws or otherwise comply with these laws, we could be subject to the penalty provisions of the pertinent state and federal authorities.

Where our activities involve foreign government officials, they may also potentially be subject to the FCPA. If we seek to have a product paid for with federal funds under the Medicaid programs or Medicare Part B, various obligations, including government price reporting, are required under the Medicaid rebate provisions of the Omnibus Budget Reconciliation Act of 1990 and the Veterans Health Care Act of 1992, each as amended, which generally require products to be offered at substantial rebates/discounts to such programs and certain purchasers. Government price reporting may also be required with respect to average sales price, which serves as the basis of reimbursement under Medicare Part B. In order to distribute products commercially, we must comply with state laws that require the registration of manufacturers and wholesale distributors of pharmaceutical products in a state, including, in certain states, manufacturers and distributors who ship products into the state even if such manufacturers or distributors have no place of business within the state. Some states also impose requirements on manufacturers and distributors to establish the pedigree of product in the chain of distribution, including some states that require manufacturers and others to adopt new technology capable of tracking and tracing product as it moves through the distribution chain. Many of our current as well as possible future activities are potentially subject to federal and state consumer protection and unfair competition laws. We must also comply with laws that require clinical trial registration and reporting of clinical trial results on the publicly available clinical trial databank maintained by the National Institutes of Health (“NIH”) at www.ClinicalTrials.gov. We are subject to various environmental, health and safety regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous substances. From time to time, and in the future, our operations may involve the use of hazardous materials.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the federal and state laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including criminal and significant civil monetary penalties, damages, fines, imprisonment, exclusion from participation in government healthcare programs, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, private “qui tam” actions brought by individual whistleblowers in the name of the government or refusal to allow us to enter into supply contracts, including government contracts, integrity oversight and reporting obligations to resolve allegations of non-compliance, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products are sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, anti-fraud and abuse laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to HCPs.

U.S. Marketing Exclusivity

Hatch-Waxman Exclusivity. Market exclusivity provisions under the FDCA can also delay the submission or the approval of certain applications of other companies seeking to reference another company’s NDA. If the new drug product is a new chemical entity subject to an NDA, the FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to obtain approval of an NDA for a new chemical entity. A drug product is a new chemical entity if the FDA has not previously approved any other new drug product containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. This definition is currently under FDA review. During the exclusivity period, the FDA may not accept for review an ANDA or a Section 505(b)(2) NDA submitted by another company for another version of such drug product where the applicant does not own or have a legal right of reference to all the data required for approval. However, such an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement to one of the patents listed with the FDA by the innovator NDA holder. The FDCA also provides three years of marketing exclusivity for an NDA, or supplement to an existing NDA, if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, such as new indications, dosages or strengths of an existing drug product. This three-year exclusivity covers only the conditions associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drug products containing the original active agent. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

Pediatric Exclusivity. Pediatric exclusivity is another type of regulatory market exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to any existing exclusivity period or patent term. This six-month exclusivity may be granted by the FDA based on the completion of a pediatric clinical trial in accordance with provisions of the FDCA.

Europe/Rest of World Government Regulation

In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing, among other things, clinical trials, pricing and reimbursement, anti-bribery, advertising and promotion, data privacy and security and any commercial sales and distribution of our future products.

Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities in foreign countries prior to the commencement of clinical trials or marketing of the product in those countries. Certain countries outside of the United States have a similar process that requires the submission of a clinical trial application (“CTA”) much like the IND prior to the commencement of human clinical trials.

In the EEA, for example, a CTA must be submitted to each country’s national health authority and an independent ethics committee, much like the FDA and IRB, respectively. Once the CTA is approved in accordance with the EU Clinical Trials Directive 2001/20/EC (the “Clinical Trials Directive”) and the related national implementing provisions of the relevant individual EEA country’s requirements, the clinical trial described in that CTA may proceed.

In April 2014, the new Clinical Trials Regulation, (EU) No 536/2014 (the “Clinical Trials Regulation”) was adopted. The Clinical Trials Regulation entered into force on January 31, 2022. The Clinical Trials Regulation is directly applicable in all the EEA countries, repealing the prior Clinical Trials Directive. The new Clinical Trials Regulation allows a sponsor to start and conduct a clinical trial in accordance with the Clinical Trials Directive during a transitional period of one year after the application date, i.e. January 31, 2022. The transition period for the trials ongoing at the moment of applicability will be a maximum of three years after the date of application of the Clinical Trials Regulation. Clinical trials authorized under the current Clinical Trials Directive before January 31, 2023 can continue to be conducted under the Clinical Trials Directive until January 31, 2025. An application to transition ongoing trials from the current Clinical Trials Directive to the new Clinical Trials Regulation will need to be submitted and authorized in time before the end of the transitional period. The new Clinical Trials Regulation is intended to simplify and streamline the approval of clinical trials in the EEA. The main characteristics of the regulation include: a streamlined application procedure through a single entry point, the “EU portal”; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided into two parts.

For other countries outside of the EEA, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials vary from country to country. Internationally, clinical trials are generally required to be conducted in accordance with GCP, applicable regulatory requirements of each jurisdiction and the medical ethics principles that have their origins in the Declaration of Helsinki.

In the EEA, medicinal products can be commercialized only after obtaining a Marketing Authorization (“MA”). There are several procedures for requesting marketing authorization which can be more efficient than applying for authorization on a country-by-country basis. There is a “centralized” procedure allowing submission of a single marketing authorization application to the EMA. If the EMA issues a positive opinion, the European Commission will grant a centralized marketing authorization that is valid in all EEA countries.

The “centralized” procedure is mandatory for certain types of products, such as biotechnology medicinal products, orphan medicinal products, and medicinal products containing a new active substance indicated for the treatment of AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and viral diseases. The “centralized” procedure is optional for products containing a new active substance not yet authorized in the EEA, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EEA.

There is also a “decentralized” procedure allowing companies to file identical applications to several EEA countries simultaneously for product candidates that have not yet been authorized in any EEA country and a “mutual recognition” procedure allowing companies that have a product already authorized in one EEA country to apply for that authorization to be recognized by the competent authorities in other EEA countries. Under the “decentralized” procedure, an identical dossier is submitted to the competent authorities of each of the EEA countries in which the MA is sought, one of which is selected by the applicant as the Reference Member State (“RMS”). If the RMS proposes to authorize the product, and the other EEA countries do not raise objections, the product is authorized in all the EEA countries where the authorization was sought. Before granting the MA, the EMA or the competent authorities of the EEA countries make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

In many countries outside the United States, procedures to obtain price approvals, coverage and reimbursement can take considerable time after the receipt of a MA. Many EEA countries periodically review their reimbursement of medicinal products, which could have an adverse impact on reimbursement status. In addition, we expect that legislators, policymakers and healthcare insurance funds in the EEA countries will continue to propose and implement cost-containing measures, such as lower maximum prices, lower or lack of reimbursement coverage and incentives to use cheaper, usually generic, products as an alternative to branded products, and/or branded products available through parallel import to keep healthcare costs down. Moreover, in order to obtain reimbursement for our products in some EEA countries, including some EU Member States, we may be required to compile additional data comparing the cost-effectiveness of our products to other available therapies. Health Technology Assessment (“HTA”) of medicinal products is becoming an increasingly common part of the pricing and reimbursement procedures in some EEA countries, including those representing the larger markets. The HTA process, which is currently governed by national laws in each EEA country, is the procedure to assess therapeutic, economic and societal impact of a given medicinal product in the national healthcare systems of the individual country. The outcome of an HTA will often influence the pricing and reimbursement status granted to these medicinal products by the competent authorities of individual EEA countries. The extent to which pricing and reimbursement decisions are influenced by the HTA of the specific medicinal product currently varies between EEA countries, although the HTA Regulation, which aims to harmonize the clinical benefit assessment of HTA across the EEA, will apply from January 12, 2025. If we are unable to maintain favorable pricing and reimbursement status in EEA countries that represent significant markets, our anticipated revenue from and growth prospects for our products in the EEA could be negatively affected.

Outside the United States, interactions between pharmaceutical companies and physicians are also governed by strict laws, such as national anti-bribery laws of EEA countries, national sunshine rules, regulations, industry self-regulation codes of conduct and physicians’ codes of professional conduct. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

In the EEA, the advertising and promotion of our products are subject to laws governing promotion of medicinal products, interactions with physicians, misleading and comparative advertising and unfair commercial practices. For example, applicable laws require that promotional materials and advertising in relation to medicinal products comply with the product’s Summary of Product Characteristics (“SmPC”), as approved by the competent authorities in connection with a marketing authorization approval. The SmPC is the document that provides information to physicians concerning the safe and effective use of the product. Promotional activity that does not comply with the SmPC is considered off-label and is prohibited in the EEA. Other applicable laws at the EEA level and in the individual EU Member States also apply to the advertising and promotion of medicinal products, including laws that prohibit the direct-to-consumer advertising of prescription-only medicinal products and further limit or restrict the advertising and promotion of our products to the general public and to health care professionals. Violations of the rules governing the promotion of medicinal products in the EEA could be penalized by administrative measures, fines and imprisonment.

In addition to data privacy and security regulations in the United States, we may be subject to, or our marketing activities may be limited by, data privacy and security regulations in the EEA, Switzerland, or the United Kingdom (“UK”), where the legislative and regulatory landscape continues to evolve. There has been increased regulator attention to privacy and data security issues that could potentially affect our business, including through legislation such as the EEA GDPR and UK GDPR, which each imposes strict obligations on the processing of personal data, including the transfer of personal data from the EEA, Switzerland, or UK to third countries that the European Commission has determined does not ensure an adequate level of protection, such as the United States. If we violate the GDPR, we may face significant penalties of up to EUR 10,000,000 or 2% of our total worldwide annual turnover, or for more serious violations, up to EUR 20,000,000 or 4% of our total worldwide annual turnover.

The GDPR and other EEA and UK data privacy and security regulations generally restrict the transfer of personal data from the EEA, UK and Switzerland, to the United States and certain other third countries unless the parties to the transfer have implemented specific safeguards to protect the transferred personal data. One of the primary safeguards on which companies may rely to import or export personal data from had been the EU-U.S. Privacy Shield and Swiss-U.S. Privacy Shield frameworks administered by the U.S. Department of Commerce. However, the EU-U.S. Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union (the “CJEU”) in a case known as “Schrems II.” Following this decision, the Swiss Federal Data Protection and Information Commissioner (the “FDPIC”) announced that the Swiss-U.S. Privacy Shield does not provide adequate safeguards for the purposes of personal data transfers from Switzerland to third countries that are deemed as not providing adequate protection, including the United States. While the FDPIC does not have authority to invalidate the Swiss-U.S. Privacy Shield regime, the FDPIC’s announcement casts doubt on the viability of the Swiss-U.S. Privacy Shield as a compliance mechanism for Swiss-U.S. data transfers.

The CJEU’s decision in Schrems II also raised questions about whether one of the primary alternatives to the EU-U.S. Privacy Shield, namely the European Commission’s Standard Contractual Clauses, can lawfully be used for personal data transfers from Europe to the United States or other third countries that are not the subject of an adequacy decision of the European Commission. While the CJEU upheld the adequacy of the Standard Contractual Clauses in principle in Schrems II, it made clear that reliance on the Standard Contractual Clauses alone may not necessarily be sufficient in all circumstances. Use of the Standard Contractual Clauses must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular regarding applicable surveillance laws and relevant rights of individuals with respect to the transferred data. In the context of any given transfer, where the legal regime applicable in the destination country may or does conflict with the intended operation of the Standard Contractual Clauses and/or applicable European law, the decision in Schrems II and subsequent draft guidance from the European Data Protection Board (the “EDPB”) would require the parties to that transfer to implement certain supplementary technical, organizational and/or contractual measures to rely on the Standard Contractual Clauses as a lawful “transfer mechanism.” However, the draft guidance from the EDPB on such supplementary technical, organizational and/or contractual measures appears to conclude that any combination of such measures may not be sufficient to allow effective reliance on the Standard Contractual Clauses in the context of transfers of personal data “in the clear” to recipients in countries where the power granted to public authorities to access the transferred data goes beyond that which is “necessary and proportionate in a democratic society”—which may, following the CJEU’s conclusions in Schrems II on relevant powers of United States public authorities and commentary in draft EDPB guidance, include the United States in certain circumstances (e.g., where Section 702 of the U.S. Foreign Intelligence Surveillance Act applies). Further, the UK Information Commissioner’s Office has provided for separate international data transfer mechanisms for restricted transfers of data from the UK: an international data transfer agreement (the UK equivalent of the EU Standard Contractual Clauses) (“IDTA”) and an international data transfer addendum (which amends the EU Standard Contractual Clauses for purposes of international data transfers from the UK to countries without an essentially equivalent data protection framework) (the “Addendum”). Both the IDTA and the Addendum came into force in March 2022.

If we are unable to implement a valid solution to transfer personal data from the EEA to the United States or other countries that have not been deemed to provide an essentially equivalent level of data protection, we may face increased exposure to regulatory action, substantial fines, or injunction orders to stop processing personal data from EEA, Swiss, or UK residents. Any inability to import personal data to the United States may also restrict our clinical trials activities in the EU; limit our ability to collaborate with contract research organizations as well as other service providers, contractors and other companies subject to EU data privacy and security laws;

and require us to increase our data processing capabilities in the EU and the UK at a significant expense. Additionally, other countries outside of the EU have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business. The types of challenges we face in the EEA, Switzerland, and the UK will likely also arise in other jurisdictions that adopt laws similar to the GDPR or regulatory frameworks of equivalent complexity.

If we fail to comply with applicable foreign regulatory requirements, we may be subject to, among other things, fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions or criminal prosecution.

Employees and Human Capital Resources

As of August 31, 2024, we did not have any full time employees. As a majority owned subsidiary of Scilex, we have been dependent upon the services provided by Scilex’s executive team and other employees, including the equivalent of four Scilex employees providing full time services to us. We expect that our executive management team and other personnel will be employees of Scilex and will devote a portion of their time to our business and affairs on an ad hoc basis as necessary to manage and conduct our operations. Scilex has historically had approximately 114 full-time employees, including eight employees who have M.D.s or Ph.D.s providing services to us. Within that workforce, five employees were primarily engaged in research and development and 40 were primarily engaged in general management and administration. We have approximately 12 contractors and consultants, along with four full-time employees from Scilex dedicated to the research and development of SP-102. None of Scilex’s employees are represented by labor unions or covered by collective bargaining agreements.

In connection with the closing of the Business Combination, we will enter into the Transition Services Agreement with Scilex, pursuant to which we will be able to utilize certain employees and other service providers of Scilex to operate our business, including with respect to the following business functions: finance, human resources, information systems, legal and administrative, R&D support and commercialization support. Transition services provided by Scilex will be on a cost plus 10% basis, provided that the service fees will not exceed $2,000,000 per annum until all payments under the Oramed Note have been paid in full in cash, and we will reimburse Scilex for its out of pocket fees, costs or expenses. During the transition period, we plan to engage and increase full time employees to support our research and development, general administrative, manufacturing, regulatory and commercial functions as we enter the final stage of development and pre-launch commercialization planning. The term of the Transition Services Agreement will be three years following the closing of the Business Combination, which we believe is sufficient time for us to develop our commercial infrastructure and other business functions.

Facilities and Properties

We currently maintain our principal executive office in approximately 3,000 square feet of space provided at no cost by Scilex at Scilex’s principal executive office, which is currently located in Palo Alto, California, and consists of approximately 12,500 square feet of leased office space. The lease term expires in September 2027. We believe our facilities are adequate to meet our current needs. As we expand, we believe appropriate additional or alternative space will be available on commercially reasonable terms.

Legal Proceedings

From time to time we may become involved in various legal proceedings, including those that may arise in the ordinary course of business. We are not presently a party to any legal proceedings that, in the opinion of management, would have a material adverse effect on our business. Regardless of outcome, such proceedings or claims can have an adverse impact on us because of defense and settlement costs, diversion of resources, and other factors, and there can be no assurances that favorable outcomes will be obtained.

Our Corporate History

We were incorporated in Delaware in June 2013. We were acquired by Scilex on March 18, 2019, pursuant to, and in connection with the transactions contemplated by, the Semnur Merger Agreement between Scilex, us, Sigma Merger Sub, Semnur Equityholders’ Representative, and Sorrento, for limited purposes.

Denali is an “emerging growth company” as defined in the JOBS Act. As an emerging growth company, we are eligible for exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations regarding executive compensation.

Additionally, Denali is currently a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, Denali expects that New Semnur will remain a smaller reporting company immediately following the Business Combination because New Semnur will have annual revenues of less than $100 million and is expected to have a public float of less than $700 million.

Website

Our website address is www.semnurpharma.com. We do not incorporate the information on, or accessible through, our website into this proxy statement/prospectus, and you should not consider any information on, or accessible through, our website as part of this proxy statement/prospectus. We have included our website address in this proxy statement/prospectus solely as an inactive textual reference.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS OF SEMNUR

Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur” to “we,” “us,” “our,” “Semnur,” and “the Company” generally refer to Semnur Pharmaceuticals, Inc. in the present tense or New Semnur from and after the Business Combination.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section of this proxy statement/prospectus titled “Selected Historical Financial Information of Semnur” and the financial statements and related notes thereto included elsewhere in this proxy statement/prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from these forward-looking statements as a result of certain factors. We discuss factors that we believe could cause or contribute to these differences below and elsewhere in this proxy statement/prospectus, including those set forth in the sections of this proxy statement/prospectus titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a late-stage clinical biopharmaceutical company focused on developing and commercializing innovative non-opioid pain management products for the treatment of acute and chronic pain. We believe that our innovative non-opioid product portfolio has the potential to provide effective pain management therapies that can have a transformative impact on patients’ lives. We target indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Our lead product candidate, SP-102, if approved, has the potential to become the first FDA-approved non-opioid novel injectable corticosteroid gel formulation for patients with moderate to severe LRP (also known as sciatica), containing no preservatives, surfactants, solvents, or particulates and is expected to be available in a pre-filled syringe formulation following approval by the FDA.

Our guiding principle has always been and remains a patient-first approach, which drives our mission to meet the increasing global demand for more effective and safer non-opioid pain management solutions. Through rigorous research and development, we believe we are on the cusp of establishing Semnur as the preeminent name in commercial non-opioid pain management, specifically targeting the unmet needs in both acute and chronic pain sectors with our innovative and leading therapies. We believe that we have made substantial progress in demonstrating the rapid onset and enhanced tolerability of our product candidate.

We are developing SP-102 to be an injectable viscous gel formulation of a widely used corticosteroid designed to address the serious risks posed by off-label ESI, which are administered over 12 million times annually in the United States. SP-102 has been granted fast track designation by the FDA and, if approved, could become the only FDA-approved ESI for the treatment of sciatica. Although such designation has been granted, it may not lead to a faster development or regulatory review process and such designation does not increase the likelihood that SP-102 will receive marketing approval. According to a report by Decision Resources Group published in May 2017, it was estimated that over 4.8 million patients would suffer from sciatica in the United States in 2024.

Semnur was founded in 2013 and we have invested substantial efforts and financial resources on building our intellectual property portfolio and infrastructure. We have conducted PL and toxicology studies, including a Phase 1 PK bridging study, Phase 2 repeat dose study, and a pivotal Phase 3 study. We were acquired by Scilex on March 18, 2019, pursuant to, and in connection with the transactions contemplated by the Semnur Merger Agreement. We expect to continue to make investments in research and development, clinical trials and regulatory affairs to develop our product candidate, SP-102.

We have completed a pivotal Phase 3 study with final results received in March 2022, which results reflected achievement of primary and secondary endpoints, with SP-102 treatment decreasing pain intensity for over a month in sciatica patients and resulting in statistically significant and clinically meaningful improvement in the disability index score while maintaining tolerability comparable to placebo. The Phase 3 study results were published in PAIN® Journal in June 2024, which is the leading journal devoted to pain medicine and research. This Phase 3 study represents a potential significant improvement in treatment of adult patients with sciatica, who struggle with the clinical consequences of no currently FDA approved therapies being available, suboptimal formulations of corticosteroids used off-label and/or excess pain and disability.

We are focused on identifying treatment options for pain management with established mechanisms that have deficiencies in safety, efficacy or patient experience. We believe this approach allows us to potentially leverage the regulatory approval pathway available under Section 505(b)(2) of the FDCA for our product candidate.

Since 2019, we have operated as a majority owned subsidiary of Scilex and our financial results have been historically included in Scilex’s consolidated financial results. We have not previously prepared standalone financial statements. Accordingly, our separate financial statements have been extracted from the accounting records of Scilex.

We have incurred significant net losses to date. Our ability to generate product revenue sufficient to achieve profitability will depend on the successful development and eventual commercialization of our current or future product candidates. Our net losses were $0.7 million and $1.5 million for the three months ended March 31, 2025 and 2024, respectively. As of March 31, 2025, we had an accumulated deficit of $116.0 million. These losses have resulted primarily from costs incurred in connection with research and development activities and certain allocated general and administrative costs associated with our operations. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future, and our net losses may fluctuate significantly from period to period, depending on the timing of and expenditures on our planned research and development activities. Further, the Company’s financial statements for the fiscal years 2024 and 2023 are dependent on assumptions and allocations from the Scilex financial statements that management deems were reasonable and appropriate under the circumstances. Nevertheless, the Company’s financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the periods presented and may not reflect the results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company also may have incurred additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in its historical results of operations, financial position and cash flows.

Comparability of Our Results and Our Relationship with Scilex

We currently operate as a majority owned subsidiary of Scilex. As a result, our historical financial statements may not be reflective of what our results of operations would have been had we been a standalone public company and no longer a majority owned subsidiary of Scilex. In particular, certain clinical trial management, regulatory, information technology, legal, accounting and finance, facilities and other corporate and infrastructural functions have historically been provided to us by Scilex. As we currently do not have any employees who are directly employed by us, we expect that Scilex will continue to provide us with some of the services related to these functions on a transitional basis. The costs associated with these services and support were allocated to our operating expenses based on the estimated percentage of time certain Scilex employees spent supporting the SP-102 program, and we expect to incur other costs to replace the services and resources that will not be provided by Scilex. We will also incur additional costs as a standalone public company. As a standalone public company, our total costs related to certain support functions may differ from the costs that were historically allocated to us from Scilex. In addition, in the future, we expect to incur internal costs to implement certain new systems, including infrastructure and an ERP system, while our systems are currently being fully supported by Scilex.

Components of Our Results of Operations

Operating Expenses

Research and Development

Research and development expenses are expensed when incurred and consist primarily of direct and allocated costs incurred for our research activities, including the development of our product candidate, and include:

•	direct costs related to clinical trials, including contract manufacturing and supply;

•

allocated portion of salaries, benefits and other related costs, including stock-based compensation expense for Scilex personnel engaged in research and development functions related to the SP-102 program;

•	allocated costs of facilities and support services incurred by Scilex used in drug development related to the SP-102 program; and

•	direct and allocated costs related to outside consultants engaged in research and development functions related to the SP-102 program.

We expect our research and development expenses to increase, as we will incur incremental expenses associated with our lead product candidate, SP-102, currently under development and in clinical trials. Product candidates in later stages of clinical development generally have higher development costs, primarily due to the increased size and duration of later-stage clinical trials. Accordingly, we expect to incur significant research and development expenses in connection with our clinical trials for SP-102.

General and Administrative

General and administrative expenses consist primarily of allocated costs related to salaries and other related costs, including stock-based compensation, for personnel in Scilex’s executive, marketing, finance, corporate and business development and administrative functions. General and administrative expenses also include allocated professional fees for legal, patent, accounting, auditing, tax and consulting services.

We expect that our general and administrative expenses will vary year over year in the future as we adapt our strategies to changes in the business environment. We also expect to incur increased expenses as a result of operating as a public company after the Closing of the Business Combination, including expenses related to compliance with the rules and regulations of the SEC, listing standards applicable to companies listed on a national securities exchange, additional insurance expenses, investor relations activities and other administrative and professional services. We also expect to allocate additional expenses relating to administrative, finance, legal, and other corporate functions to adapt to the changes above and the anticipated growth of our business.

Results of Operations

The following tables summarize our results of operations for the three months ended March 31, 2025 and 2024 and the years ended December 31, 2024 and 2023, together with the changes in those items in dollars (in thousands):

	Three Months Ended March 31,
	2025	2024	Change
Operating expenses:
Research and development	$187	$931	$(744)
General and administrative	478	575	(97)

Total operating expenses	665	1,506	(841)

Loss from operations	(665)	(1,506)	841

Net loss	$(665)	$(1,506)	$841

	Year Ended December 31,
	2024	2023	Change
Operating expenses:
Research and development	$1,709	$1,621	$88
General and administrative	2,981	1,640	1,341

Total operating expenses	4,690	3,261	1,429

Loss from operations	(4,690)	(3,261)	(1,429)

Net loss	$(4,690)	$(3,261)	$(1,429)

Comparison of the Three Months Ended March 31, 2025 and 2024

Research and Development Expenses

The following table summarizes research and development expenses for the three months ended March 31, 2025 and 2024 (in thousands):

	Three Months Ended March 31,
	2025	2024	Changes
SP-102
Contracted R&D	$75	$845	$(770)
Personnel including stock-based compensation	107	79	28
Other	5	7	(2)

Total research and development expenses	$187	$931	$(744)

Total research and development expenses for the three months ended March 31, 2025 and 2024 were $0.2 million and $0.9 million, respectively. The decrease of $0.7 million was primarily attributed to a decrease in contracted R&D expenses, of which $0.6 million was related to lower chemistry manufacturing and controls costs related to drug supply of SP-102.

General and Administrative Expenses

General and administrative expenses for the three months ended March 31, 2025 and 2024 were $0.5 million and $0.6 million, respectively. The decrease of $0.1 million was primarily due to a decrease in allocated personnel payroll costs of $0.3 million, offset by an increase of $0.2 million in professional services expense.

Comparison of the Years Ended December 31, 2024 and 2023

Research and Development Expenses

The following table summarizes research and development expenses for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023	Changes
SP-102
Contracted R&D	$1,160	$1,299	$(139)
Personnel including stock-based compensation	492	258	234
Other	57	64	(7)

Total research and development expenses	$1,709	$1,621	$88

Total research and development expenses for the years ended December 31, 2024 and 2023 were $1.7 million and $1.6 million, respectively. The increase of $0.1 million was primarily attributed to an increase of $0.2 million from allocated personnel costs and an increase of $0.1 million from consulting costs, offset by a decrease of $0.2 million in chemistry manufacturing and controls costs related to drug supply of SP-102.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2024 and 2023 were $3.0 million and $1.6 million, respectively. The increase of $1.4 million was primarily attributed to an increase of professional services expense of $1.7 million, offset by a decrease of $0.3 million in allocated stock-based compensation expense.

Liquidity and Capital Resources

As of March 31, 2025, we had cash and cash equivalents of approximately $7,000. During the three months ended March 31, 2025, we had operating losses of $0.7 million and negative cash flows from operations of $0.4 million. We had an accumulated deficit of approximately $116.0 million as of March 31, 2025. As of December 31, 2024, we had cash and cash equivalents of approximately $12,000. During the year ended December 31, 2024, we had operating losses of $4.7 million and negative cash flows from operations of $4.9 million. We had an accumulated deficit of approximately $115.4 million as of December 31, 2024. We are dependent upon Scilex and its affiliates to provide services and funding to support our operations until, at least, such time as external financing is obtained. We expect to incur significant expenses and operating losses for the foreseeable future as we continue our efforts to develop and seek regulatory approval for SP-102.

Future Liquidity Needs

We expect to have cash and cash equivalents of approximately up to $3.1 million after the Business Combination, depending on, among other factors, the amount of shareholders who exercise their redemption rights. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” We estimate that our planned operating expenses are expected to be approximately $21 million during the twelve months following the consummation of the Business Combination, which includes the cost of clinical work of approximately $10 million. We do not anticipate significant increases in our costs of clinical work during this period.

In the twelve months following the consummation of the Business Combination, we expect our primary sources of liquidity to include our existing cash on hand and continued support from Scilex pursuant to the Transition

Services Agreement and we are currently exploring various financing alternatives, including new credit facilities, non-dilutive financing options, such as collaborations with international partners to out-license SP-102, debt financings and royalty financings, and equity financing options, such as standby equity purchase arrangements or private placements.

Pursuant to the Transition Services Agreement, Semnur expects to receive approximately $2 million of continued support from Scilex, inclusive of fees, in the twelve months following the consummation of the Business Combination. The continued support from Scilex is expected to consist of (a) clinical support to run the planned Phase 3 trial for approximately $800,000, (b) CMC manufacturing support for approximately $700,000, (c) general and administrative support, such as human resources, legal and accounting, for approximately $400,000 and (d) IT support for approximately $100,000. For additional information regarding the Transition Services Agreement, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — Will Scilex have continued voting and operational control over Semnur following the Business Combination and will Semnur continue to rely on funding and services provided by Scilex following the Business Combination?” and the section titled “Risk Factors — Risks Related to Semnur’s Relationship with Scilex — Scilex currently performs or supports many of our important corporate functions. Accordingly, our financial statements may not necessarily be indicative of the conditions that would have existed or our results of operations if we had been operated as an unaffiliated company of Scilex, and we will incur significant charges in connection with the Business Combination and incremental costs as a stand-alone public company.”

We have based our anticipated operating capital requirements on assumptions that may prove to be incorrect and we may use all our available capital resources sooner than we expect. The amount and timing of our future funding requirements will depend on many factors, some of which are outside of our control, including but not limited to:

•	the scope, progress, results and costs of conducting studies and clinical trials for our product candidate, SP-102;

•	the timing of, and the costs involved in, obtaining regulatory approvals for our product candidate;

•	the costs of manufacturing our product candidate;

•	the timing and amount of any milestone, royalty or other payments we are required to make pursuant to any current or future collaboration or license agreements;

•

our ability to maintain existing, and establish new, strategic collaborations, licensing or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty or other payments due under any such agreement;

•	the extent to which our product candidate, if approved for commercialization, is adopted by the physician community;

•	our need to expand our research and development activities;

•	the costs of acquiring, licensing or investing in businesses, product candidates and technologies;

•	the effect of competing products and product candidates and other market developments;

•	the number and types of future products or product candidates we develop and commercialize;

•	any product liability or other lawsuits related to our current or future product candidates;

•	the expenses needed to attract, hire and retain skilled personnel;

•	the costs associated with being a public company after the Closing of the Business Combination;

•	our need to implement additional internal systems and infrastructure, including financial and reporting systems;

•	the number of public shares that are redeemed by Denali’s public shareholders;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the extent and scope of our general and administrative expenses.

Should the clinical programs of our product candidate not materialize at the anticipated rate contemplated in our business plan, we will need to raise additional capital in order to continue to fund our research and development, including our plans for clinical and preclinical trials and new product development, as well as to fund operations generally. We will seek to raise additional funds through various potential sources, such as equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions.

We cannot be certain that we will be able to secure additional sources of funds to support our operations on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. These conditions, among others, raise substantial doubt about our ability to continue as a going concern. If we raise additional funds by issuing equity or convertible debt securities, it could result in dilution to our existing stockholder or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term, but we may have to relinquish valuable rights to our product candidate or grant licenses on terms that are not favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to delay, scale back or discontinue the development of our product candidate.

We are dependent upon Scilex and its affiliates to provide services and funding to support our operations until, at least, such time as external financing is obtained. We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position including but not limited to, additional reductions in general and administrative costs, suspension or winding down of clinical development programs and other discretionary costs. Although we believe such plans, if executed and coupled with the above described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we support our clinical development to expand approved indications, continue our development of, and seek regulatory approvals for, our product candidate, and expand our corporate infrastructure. As a result, we have concluded that there is substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. See Note 2 titled “Liquidity and Going Concern” of the notes to our annual and interim financial statements included elsewhere in this proxy statement/prospectus for additional information. Proceeds from the Business Combination are dependent on the amount of redemptions by Denali’s public shareholders. Net proceeds from the Business Combination, together with our existing cash and cash equivalents, may be insufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 12 months. If these sources are insufficient to satisfy our liquidity requirements, we may seek to raise additional funds through equity offerings, debt financings, collaborations, government contracts or other strategic transactions.

Cash Flows

The following table summarizes our cash flows for each of the periods presented (in thousands):

	Three Months Ended March 31,
	2025	2024
Net cash and cash equivalents (used for) provided by:
Operating activities	$(399)	$(2,159)
Financing activities	394	2,164

Net change in cash and cash equivalents	$(5)	$5

	Year Ended December 31,
	2024	2023
Net cash and cash equivalents (used for) provided by:
Operating activities	$(4,891)	$(1,677)
Financing activities	4,891	1,661

Net change in cash and cash equivalents	$—	$(16)

Cash Flows from Operating Activities

For the three months ended March 31, 2025, net cash used for operating activities was approximately $0.4 million, attributable to our net loss of $0.7 million, partially offset by stock-based compensation of $0.1 million and changes in operating assets and liabilities that provided $0.2 million of cash.

For the three months ended March 31, 2024, net cash used for operating activities was approximately $2.1 million, attributable to our net loss of $1.5 million and changes in operating assets and liabilities that used $0.8 million of cash, partially offset by stock-based compensation of $0.2 million.

For the year ended December 31, 2024, net cash used for operating activities was approximately $4.9 million, attributable to our net loss of $4.7 million and changes in operating assets and liabilities that used $0.9 million of cash, partially offset by stock-based compensation of $0.7 million.

For the year ended December 31, 2023, net cash used for operating activities was approximately $1.7 million, attributable to our net loss of $3.3 million, partially offset by stock-based compensation of $0.8 million, and changes in operating assets and liabilities that provided $0.8 million of cash.

Cash Flows from Financing Activities

For the three months ended March 31, 2025, net cash provided by financing activities was $0.4 million and was due to $1.2 million of proceeds related to loans from Scilex, offset by $0.8 million of payments of deferred offering costs.

For the three months ended March 31, 2024, net cash provided by financing activities was $2.2 million and was due to proceeds related to loans from Scilex.

For the year ended December 31, 2024, net cash provided by financing activities was $4.9 million and was due to $10.9 million of proceeds related to loans from Scilex, offset by $6.0 million of payments of deferred offering costs.

For the year ended December 31, 2023, net cash provided by financing activities was $1.7 million and was due to proceeds related to loans from Scilex.

Critical Accounting Policies and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based upon our financial statements which are prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the reported amounts of operating expenses during the reporting period. We continually evaluate our estimates and judgments and base them on historical experience and other factors that we believe to be reasonable under the circumstances. Materially different results may occur as circumstances change and additional information becomes known.

While our significant accounting policies are described in greater detail in Note 3 titled “Significant Accounting Policies” of our annual financial statements included elsewhere in this proxy statement/prospectus, we believe the following accounting policies and estimates are most critical to aid in understanding and evaluating our reported financial results.

Use of Estimates

The preparation of these financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that include, but are not limited to certain assumptions used to calculate the fair value of Scilex stock option awards, as well as percentage of time certain Scilex employees spent supporting our SP-102 program, which is used to calculate the amount of operating expenses allocated from Scilex as discussed in the section “Carve-Out Method” in Note 1 titled “Nature of Operations and Basis of Presentation” of our financial statements included elsewhere in this proxy statement/prospectus.

Stock-Based Compensation

We account for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation which establishes accounting for equity instruments exchanged for employee and consulting services.

We did not have our own equity incentive plans for the years ended December 31, 2024 and 2023, other than the 2024 Stock Option Plan described below. However, certain shared employees of Scilex who provide services and support activities related to us, also participate in Scilex’s stock-based compensation plans. The stock-based compensation for such employees is allocated and attributed to our financial statements based on the estimated percentage of their time spent supporting the SP-102 program.

On August 30, 2024, our board of directors adopted the 2024 Stock Option Plan and approved the grant of Non-statutory Stock Options (“NSOs”) to the members of our executive team and certain shared employees of Scilex, who provide services and support activities related to us, to purchase an aggregate of 40,000,000 shares of our common stock initially at an exercise price of $1.24 per share, which was then updated to $1.58 per share on December 28, 2024 to reflect the updated per share value of the Company’s common stock as of August 30, 2024.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award determined using the Black-Scholes option pricing model, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant) or non-employee’s vesting period. We account for forfeitures as incurred.

For purposes of determining the inputs used in the calculation of stock-based compensation, we determine the expected life assumption for options issued using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period since we do not have historic exercise behavior. We determine an estimate of option volatility based on an assessment of historical volatilities of comparable companies whose share prices are publicly available. We use these estimates, in conjunction with the fair value of Scilex’s common stock, risk-free interest rate, and the expected dividend yield as inputs in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in our statement of operations.

Recent Accounting Pronouncements

There have been no changes to our discussion of recent accounting pronouncements as described in Note 3 titled “Significant Accounting Policies” of the notes to our annual financial statements included elsewhere in this proxy statement/prospectus.

Quantitative and Qualitative Disclosures About Market Risk

As a “smaller reporting company” as defined by Item 10 of Regulation S-K, we are not required to provide the information otherwise required under Item 305 of Regulation S-K.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under applicable SEC rules, other than as discussed below.

Subsidiary Guarantee to Oramed Note

On September 21, 2023, Scilex entered into, and consummated the transactions contemplated by, a Securities Purchase Agreement (the “Scilex-Oramed SPA”) with Oramed and the Agent (as defined below), pursuant to which, among other things, Scilex issued to Oramed the Oramed Note. In connection with the Scilex-Oramed SPA, Scilex and each of its subsidiaries, including the Company (collectively, the “Guarantors”), entered into a subsidiary guarantee (as amended, the “Subsidiary Guarantee”) with Oramed and Acquiom Agency Services LLC, as the collateral agent for the holders of the Oramed Note (the “Agent”), pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of the Oramed Note and any additional notes issued by Scilex in full or partial substitution of the Oramed Note. As of the consummation of the Business Combination, Semnur will no longer be a Guarantor under the Subsidiary Guarantee.

Related Party Transactions

For a description of our related party transactions, see the section of this proxy statement/prospectus titled “Certain Relationships and Related Party Transactions — Certain Transactions of Semnur.”

Emerging Growth Company

An “emerging growth company” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, is eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. New Semnur has irrevocably elected not to avail itself of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. As a result, changes in the rules of GAAP or their interpretation, the adoption of new guidance or the application of existing guidance to changes in our business could significantly affect our business, financial condition and results of operations.

In addition, we are in the process of evaluating the benefits of relying on the other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an emerging growth company we may take advantage of certain exemptions from various reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include, but are not limited to:

•

an exemption from compliance with the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

New Semnur will qualify and will remain as an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which New Semnur has total annual gross revenue of at least $1.235 billion, or (c) in which New Semnur is deemed to be a large accelerated filer, which means the market value of the common equity of New Semnur that is held by non-affiliates equals or exceeds $700 million as of the last business day of its most recently completed second fiscal quarter; and (ii) the date on which New Semnur has issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.

Smaller Reporting Company

Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. Following the Business Combination, we expect that New Semnur will remain a smaller reporting company as defined in Item 10(f)(1) of Regulation S-K because New Semnur will have annual revenues of less than $100 million and is expected to have a public float of less than $700 million.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following unaudited pro forma condensed combined balance sheet as of March 31, 2025 and the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024 present the combined financial information of Denali and Semnur after giving effect to the Business Combination and related adjustments described in the accompanying notes. Denali and Semnur are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as “New Semnur.”

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, Pro Forma Financial Information, as amended by the final rule, Release No. 33-10786. The following unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024 give pro forma effect to the Business Combination as if it had occurred on January 1, 2024. The unaudited pro forma condensed combined balance sheet as of March 31, 2025 gives pro forma effect to the Business Combination as if it was completed on March 31, 2025. The unaudited pro forma condensed combined financial information has been prepared to reflect transaction accounting and autonomous entity adjustments to present the results of operations as if New Semnur were an independent and separate standalone entity.

The unaudited pro forma condensed combined financial information is based on and should be read in conjunction with:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•

the audited historical financial statements of each of Denali and Semnur as of and for the year ended December 31, 2024, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus;

•

the unaudited historical financial statements of each of Denali and Semnur as of and for the three months ended March 31, 2025, and the related notes thereto, in each case, included elsewhere in this proxy statement/prospectus; and

•

other information related to Denali and Semnur contained in this proxy statement/prospectus, including the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Denali” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur.”

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined companies. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. Autonomous entity adjustments are presented as Semnur has historically operated as part of Scilex and anticipates utilizing certain employees of Scilex to operate its business as a standalone reporting entity pursuant to the Transition Services Agreement to be executed in connection with closing of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The unaudited pro forma condensed combined information assumes that Denali’s public shareholders approve the proposed Business Combination. Denali’s public shareholders may elect to redeem their Denali Class A Ordinary Shares for cash even if they approve the proposed Business Combination. Denali cannot predict how many of its remaining public shareholders will exercise their right to have their public shares redeemed for cash.

As a result, Denali has elected to provide the unaudited pro forma condensed combined financial information under five different redemption scenarios, each as described below.

On July 10, 2024, the shareholders of Denali held the Second Extension Meeting to vote on certain matters, including extending the date by which Denali must consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities. In connection with the Second Extension Meeting, shareholders holding 3,785,992 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders. On April 11, 2025, Denali held the Third Extension Meeting to vote on certain matters, including extending the date by which Denali must consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving Denali and one or more businesses or entities. In connection with the Third Extension Meeting, shareholders holding 708,098 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders. Following such redemptions, Denali had 29,117 public shares outstanding and an additional 14,622 public shares underlying a corresponding number of Public Units. Accordingly, the redemption scenarios below only relate to the remaining public shares and the funds held in the Trust Account, assuming that Denali has an aggregate of 43,739 public shares outstanding (comprised of the 29,117 public shares currently outstanding and assuming that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination) prior to any additional redemptions which may occur in conjunction with the proposed Business Combination.

•

Assuming No Redemptions: This scenario assumes that no Denali public shareholders exercise their right to redeem any of their Denali Class A Ordinary Shares for a pro rata portion of the funds in the Trust Account, and thus the full amount held in the Trust Account as of the Closing is available for the Business Combination.

•

Assuming 25% Redemptions: This scenario assumes that 10,935 Denali Class A Ordinary Shares (25% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $133,079 to be redeemed out of the Trust Account.

•

Assuming 50% Redemptions: This scenario assumes that 21,870 Denali Class A Ordinary Shares (50% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $266,158 to be redeemed out of the Trust Account.

•

Assuming 75% Redemptions: This scenario assumes that 32,805 Denali Class A Ordinary Shares (75% of the issued and outstanding Denali Class A Ordinary Shares) are redeemed at approximately $12.17 per share for an aggregate payment of $399,237 to be redeemed out of the Trust Account.

•

Assuming 100% Redemptions: This scenario assumes that 43,739 Denali Class A Ordinary Shares are redeemed at approximately $12.17 per share for an aggregate payment of $532,304 to be redeemed out of the Trust Account.

The actual results are expected to be within the parameters described by the five redemption scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results. Under each scenario, Scilex, Semnur’s equity holder, maintains a controlling financial interest over New Semnur.

The Business Combination is expected to be accounted for as a reverse recapitalization. Because Scilex controls Semnur before the Business Combination and is also expected to control New Semnur following the Business Combination, Denali is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Semnur issuing stock for the net assets of Denali, accompanied by a recapitalization whereby the net assets of Denali will be stated at historical cost and no goodwill or other intangible assets are recorded. Transaction costs incurred by Semnur which are incremental costs and directly attributable to the proposed Business Combination will be deferred and charged against the proceeds of the transaction instead of expensed. Denali’s transaction costs incurred prior to the Closing are recognized as expenses in Denali’s separate financial statements and, upon the Closing, will be treated as a reduction of the net cash proceeds and deducted from the New Semnur’s additional paid-in capital. Operations prior to the Business Combination will be those of Semnur.

In addition to the fact that the Business Combination will not result in a change of control, the Business Combination is expected to be accounted as a reverse recapitalization based on the following facts and circumstances under all of the respective redemption scenarios:

•	Scilex will have the largest voting interest in New Semnur immediately after the Business Combination;

•	individuals designated by, or representing, Scilex will constitute all of the members of the New Semnur Board immediately after the Business Combination;

•	Semnur management will continue to hold executive management positions in New Semnur and be responsible for the day-to-day operations;

•	the post-combination company is assuming the name “Semnur Pharmaceuticals, Inc.”;

•	the operations of Semnur will comprise the ongoing operations of New Semnur; and

•	New Semnur is maintaining the existing office facilities of Semnur.

The following summarizes the pro forma ownership of New Semnur Common Stock following the Business Combination, under each of the above referenced redemption scenarios. As noted below in footnote 9, this table does not reflect shares of New Semnur Series A Preferred Stock that may be issued because such shares are not legally convertible into shares of New Semnur Common Stock.

	No Redemption Scenario		25% Redemption Scenario		50% Redemption Scenario		75% Redemption Scenario		100% Redemption Scenario
Holders(1)(2)	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %	Shares	Ownership %
Denali public shareholders(3)	43,739	0.0%	32,804	0.0%	21,869	0.0%	10,934	0.0%	—	0.0%
Denali initial shareholders(4)	1,562,500	0.7%	1,562,500	0.7%	1,562,500	0.7%	1,562,500	0.7%	1,562,500	0.7%
Shares Underlying the Private Units	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%	510,000	0.2%
Scilex Holding Company(5)	201,118,000	86.0%	201,118,000	86.0%	201,118,000	86.0%	201,118,000	86.0%	201,118,000	86.0%
Consultant Fees Paid in Shares(6)	30,500,000	13.0%	30,500,000	13.0%	30,500,000	13.0%	30,500,000	13.0%	30,500,000	13.0%
Denali Convertible Promissory Notes(7)	305,161	0.1%	305,161	0.1%	305,161	0.1%	305,161	0.1%	305,161	0.1%
Underwriters Fees Paid in Shares(8)	86,625	0.0%	86,625	0.0%	86,625	0.0%	86,625	0.0%	86,625	0.0%

Total Number of Shares(9)	234,126,025	100.0%	234,115,090	100.0%	234,104,155	100.0%	234,093,220	100.0%	234,082,286	100.0%

(1)

The redemption scenarios are based on an aggregate of 43,739 Denali Class A Ordinary Shares outstanding (comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assume that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination) and exclude the dilutive effect of the issuances referred to in footnote (9) below. Such number of shares takes into account the following prior redemptions of Denali

Class A Ordinary Shares: (a) 3,712,171 Denali Class A Ordinary Shares redeemed at a per share redemption price of $10.92 in connection with the Extension Meeting that occurred on October 11, 2023 to amend Denali’s amended and restated memorandum and articles of association, (b) 3,785,992 Denali Class A Ordinary Shares redeemed at a per share redemption price of $11.47 in connection with the Second Extension Meeting that occurred on July 10, 2024 to amend Denali’s amended and restated memorandum and articles of association, and (c) 708,098 Denali Class A Ordinary Shares redeemed at a per share redemption price of $12.17 in connection with the Third Extension Meeting that occurred on April 11, 2025 to amend Denali’s amended and restated memorandum and articles of association.

(2)	The interim redemption scenarios assume the following:

Number of Denali
Redemption Scenario	Class A Ordinary Shares Redeemed	Redemption Payments

25%	10,935	$133,079
50%	21,870	$266,158
75%	32,805	$399,237

(3)

Comprised of 29,117 public shares outstanding as of the date of this proxy statement/prospectus and assumes that the holders of 14,622 Public Units have voluntarily separated such units into their component parts prior to the Closing such that the 14,622 public shares underlying such units are available for redemption in connection with the Business Combination.

(4)

Excludes 510,000 Denali Private Placement Units held by the Sponsor. In connection with Denali’s IPO, the Initial Shareholders agreed they would not exercise any redemption rights with respect to the founder shares. In addition, they agreed that they would not transfer, assign or sell their founder shares until the earliest of (a) one year after the completion of Denali’s initial business combination and (b) subsequent to Denali’s initial business combination, (i) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after Denali’s initial business combination, or (ii) the date on which Denali completes a liquidation, merger, share exchange or other similar transaction that results in all of Denali’s public shareholders having the right to exchange their Denali Class A Ordinary Shares for cash, securities or other property.

(5)

The number of shares of New Semnur Common Stock held by Scilex at the Closing is based on the following: (a) 200,000,000 shares of New Semnur Common Stock, representing the Merger Consideration payable to Scilex, as the controlling stockholder of Semnur, (b) a maximum of 600,000 shares of New Semnur Common Stock, representing the Preferred Consideration payable to Scilex, (c) 500,000 shares of New Semnur Common Stock, representing the 500,000 Class B Ordinary Shares held by Scilex which will be exchanged for shares of New Semnur Common Stock in the Business Combination, and (d) a maximum of 18,000 shares of New Semnur Common Stock expected to be issued upon conversion of the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000 (assuming the full draw down on such note), which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share. The number of shares referenced in the preceding clause (b) assumes that the Aggregate Outstanding Amount under the Debt Exchange Agreement is $60,000,000 (the maximum amount permitted thereunder), which is exchanged pursuant to the terms thereof for a maximum of 6,000,000 shares of Semnur Preferred Stock, which are in turn, at the Effective Time, exchanged for a maximum of 6,000,000 shares of New Semnur Series A Preferred Stock and a maximum of 600,000 shares of New Semnur Common Stock. The foregoing does not take into account the Scilex Dividend described elsewhere in this proxy statement/prospectus. For additional information regarding the Scilex Dividend, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What is the impact of Scilex’s previously announced dividend of its ownership interest in Semnur on Denali’s shareholders?”

(6)

The number of shares of New Semnur Common Stock to be held by the consultants and other service providers party to the Consulting Services Agreements at the Closing is based on an aggregate of 24,400,000 shares of Semnur Common Stock held by such consultants and other service providers prior to the closing of the Business Combination, which shares will be converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement.

(7)

Represents the aggregate number of shares of New Semnur Common Stock expected to be issued upon conversion of the Denali Promissory Notes (if converted) (other than the convertible promissory note dated August 9, 2024, by and between Denali and Scilex in the total principal amount of $180,000, which bears no interest and may be converted in whole or in part into additional Denali Class A Ordinary Shares at a conversion price of $10.00 per ordinary share, which is included in footnote (5) above), including interest (as and if applicable) through September 30, 2025.

(8)

Represents the aggregate number of shares of New Semnur Common Stock expected to be issued to the Denali Underwriters pursuant to a letter agreement to be entered into between Denali and the Denali Underwriters.

(9)

The total number of shares at the Closing under each redemption scenario excludes the potential dilutive effect of the following securities because it is unknown whether such securities will ever be exercised for shares of New Semnur Common Stock: (a) 8,235,378 Public Warrants outstanding, (b) 14,622 Public Warrants underlying the Public Units, (c) 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). For additional information regarding the dilutive effect of the foregoing securities referenced in this footnote, see the section titled “Questions and Answers About the Business Combination and the Meeting — Questions and Answers About the Business Combination — What are the possible sources and the extent of dilution that public shareholders who elect not to redeem their shares will experience in connection with the Business Combination?” Similarly, up to 6,000,000 shares of New Semnur Series A Preferred Stock that may be issued to Scilex in connection with the Business Combination are also excluded because such shares are not legally convertible into shares of New Semnur Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of March 31, 2025

(in thousands, except share and per share amounts)

	Denali Capital Acquisition Corp. (Historical)	Semnur Pharmaceuticals, Inc. (Historical)	Transaction Accounting Adjustments (Assuming No Redemptions)		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (25% Redemption Scenario)		Pro Forma Combined (Assuming 25% Redemption)	Transaction Accounting Adjustments (50% Redemption Scenario)		Pro Forma Combined (Assuming 50% Redemption)	Transaction Accounting Adjustments (75% Redemption Scenario)		Pro Forma Combined (Assuming 75% Redemption)	Transaction Accounting Adjustments (100% Redemption Scenario)		Pro Forma Combined (Assuming 100% Redemption)
ASSETS
Current assets:
Cash and cash equivalents	$3	$7	$(3,087)	A	$—	(133)	L	$—	$(133)	L	$—	$(133)	L	$—	$(133)	L	$—
			3,077	M		133	M		133	M		133	M		133	M
Accounts receivable, net	—	—	—		—	—		—	—		—	—		—	—		—
Restricted cash, current	—	—	—		—	—		—	—		—	—		—	—		—
Prepaid expenses	—	—	—		—	—		—	—		—	—		—	—		—
Other current assets	—	6,817	(6,817)	B	—	—		—	—		—	—		—	—		—

Total current assets	3	6,824	(6,827)		—	—		—	—		—	—		—	—		—
Cash held in Trust Account	9,145	—	(9,145)	C	—	—		—	—		—	—		—	—		—
Property and equipment, net	—	689	—		689	—		689	—		689	—		689	—		689

Total assets	$9,148	$7,513	$(15,972)		$689	—		$689	$—		$689	$—		$689	$—		$689

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$4,774	$—	$(1,697)	D	$3,077	$133	M	$3,210	$133	M	$3,343	$133	M	$3,476	$133	M	$3,609
Accrued expenses and other current liabilities	68	207	(68)	E	207	—		207	—		207	—		207	—		207
Accrued expenses — related party	92	—	(92)	E	—	—		—	—		—	—		—	—		—
Note payable — other	1,395	—	(1,395)	E	—	—		—	—		—	—		—	—		—
Note payable — related party	1,523	—	(1,523)	E	—	—		—	—		—	—		—	—		—

Total current liabilities	7,852	207	(4,775)		3,284	133		3,417	133		3,550	133		3,683	133		3,816
Related party loan	—	50,755	(50,755)	F	—	—		—	—		—	—		—	—		—
Deferred underwriting commissions	2,888	—	(2,888)	G	—	—		—	—		—	—		—	—		—

Total liabilities	10,740	50,962	(58,418)		3,284	133		3,417	133		3,550	133		3,683	133		3,816

Common shares subject to possible redemption	9,145	—	(9,145)	H	—	—		—	—		—	—		—	—		—
								—			—			—			—
Contingently redeemable preferred stock	—	—	—		—	—		—	—		—	—		—	—		—
Denali Capital Acquisition Corp. Class A Ordinary Shares	—	—	—		—	—		—	—		—	—		—	—		—
Denali Capital Acquisition Corp. Class B Ordinary Shares	—	—	—		—	—		—	—		—	—		—	—		—
New Semnur Preferred Stock	—	—	1	I	1	—		1	—		1	—		1	—		1
New Semnur Common Stock	—	—	20	I	20	—		20	—		20	—		20	—		20
Semnur Pharmaceuticals, Inc. Common Stock	—	2	(2)	I	—	—		—	—		—	—		—	—		—
Additional paid-in capital	—	72,598	41,425	J	114,023	(133)	L	113,890	(133)	L	113,757	(133)	L	113,624	(133)	L	113,491
Accumulated other comprehensive income (loss)	—	—	—		—	—		—	—		—	—		—	—		—
Retained earnings (accumulated deficit)	(10,737)	(116,049)	10,147	K	(116,639)	—		(116,639)	—		(116,639)	—		(116,639)	—		(116,639)

Total stockholders’ equity (deficit)	(10,737)	(43,449)	51,591		(2,595)	(133)		(2,728)	(133)		(2,861)	(133)		(2,994)	(133)		(3,127)

Total liabilities and stockholders’ equity (deficit)	$9,148	$7,513	$(15,972)		$689	$—		$689	$—		$689	$—		$689	$—		$689

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Three Months Ended March 31, 2025

(in thousands, except share and per share amounts)

	Denali Capital Acquisition Corp. (Historical)	Semnur Pharmaceuticals, Inc. (Historical)	Autonomous Entity Adjustments (Note 1)	Pro Forma Transactions Accounting Adjustment		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (25% Redemption Scenario)		Pro Forma Combined (Assuming 25% Redemption)	Transaction Accounting Adjustments (50% Redemption Scenario)		Pro Forma Combined (Assuming 50% Redemption)	Transaction Accounting Adjustments (75% Redemption Scenario)		Pro Forma Combined (Assuming 75% Redemption)	Transaction Accounting Adjustments (100% Redemption Scenario)		Pro Forma Combined (Assuming 100% Redemption)
Operating Expenses
Research and development	$—	$187	$19	$—		$206	$—		$206	$—		$206	$—		$206	$—		$206
Selling, general and administrative	247	478	48	69,744	AA	70,517	69,744	AA	70,517	69,744	AA	70,517	69,744	AA	70,517	69,744	AA	70,517

Total operating expenses	247	665	67	69,744		70,723	69,744		70,723	69,744		70,723	69,744		70,723	69,744		70,723

Loss from operations	(247)	(665)	(67)	(69,744)		(70,723)	(69,744)		(70,723)	(69,744)		(70,723)	(69,744)		(70,723)	(69,744)		(70,723)

Interest and other income, net	27	—	—	(27)	AB	—	(27)	AB	—	(27)	AB	—	(27)	AB	—	(27)	AB	—
Income from investments held in Trust Account	(79)	—	—	79	AC	—	79	AC	—	79	AC	—	79	AC	—	79	AC	—

Income (loss) before income taxes	(195)	(665)	(67)	(69,796)		(70,723)	(69,796)		(70,723)	(69,796)		(70,723)	(69,796)		(70,723)	(69,796)		(70,723)

Income taxes (benefit) expense	—	—	—	—		—	—		—	—		—	—		—	—		—

Net income (loss)	$(195)	$(665)	$(67)	$(69,796)		$(70,723)	$(69,796)		$(70,723)	$(69,796)		$(70,723)	$(69,796)		$(70,723)	$(69,796)		$(70,723)

Weighted average shares outstanding, used in computing net loss per share attributable to Semnur, Inc., basic and diluted		160,000,000
Net loss per share attributable to Semnur, Inc., basis and diluted		(0.01)
Weighted average shares outstanding — Redeemable ordinary shares, basic and diluted	751,837
Net loss per share — Redeemable ordinary shares, basic and diluted	0.07
Weighted average shares outstanding — Non-redeemable ordinary shares, basic and diluted	2,572,500
Net loss per share — Non-redeemable ordinary shares, basic and diluted	(0.10)
Weighted average shares outstanding — New Semnur, basic and diluted						234,126,025			234,115,090			234,104,155			234,093,220			234,082,286
Net loss per share — New Semnur, basic and diluted						(0.30)			(0.30)			(0.30)			(0.30)			(0.30)

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

(in thousands, except share and per share amounts)

	Denali Capital Acquisition Corp. (Historical)	Semnur Pharmaceuticals, Inc. (Historical)	Autonomous Entity Adjustments (Note 1)	Pro Forma Transactions Accounting Adjustment		Pro Forma Combined (Assuming No Redemptions)	Transaction Accounting Adjustments (25% Redemption Scenario)		Pro Forma Combined (Assuming 25% Redemption)	Transaction Accounting Adjustments (50% Redemption Scenario)		Pro Forma Combined (Assuming 50% Redemption)	Transaction Accounting Adjustments (75% Redemption Scenario)		Pro Forma Combined (Assuming 75% Redemption)	Transaction Accounting Adjustments (100% Redemption Scenario)		Pro Forma Combined (Assuming 100% Redemption)
Operating Expenses
Research and development	$—	$1,709	$171	$—		$1,880	$—		$1,880	$—		$1,880	$—		$1,880	$—		$1,880
Selling, general and administrative	1,649	2,981	298	584,070	AA	588,998	584,070	AA	588,998	584,070	AA	588,998	584,070	AA	588,998	584,070	AA	588,998

Total operating expenses	1,649	4,690	469	584,070		590,878	584,070		590,878	584,070		590,878	584,070		590,878	584,070		590,878

Loss from operations	(1,649)	(4,690)	(469)	(584,070)		(590,878)	(584,070)		(590,878)	(584,070)		(590,878)	(584,070)		(590,878)	(584,070)		(590,878)

Interest and other income, net	96	—	—	(96)	AB	—	(96)	AB	—	(96)	AB	—	(96)	AB	—	(96)	AB	—
Income from investments held in Trust Account	(1,578)	—	—	1,578	AC	—	1,578	AC	—	1,578	AC	—	1,578	AC	—	1,578	AC	—

Income (loss) before income taxes	(167)	(4,690)	(469)	(585,552)		(590,878)	(585,552)		(590,878)	(585,552)		(590,878)	(585,552)		(590,878)	(585,552)		(590,878)

Income taxes (benefit) expense	—	—	—	—		—	—		—	—		—	—		—	—		—

Net income (loss)	$(167)	$(4,690)	$(469)	$(585,552)		$(590,878)	$(585,552)		$(590,878)	$(585,552)		$(590,878)	$(585,552)		$(590,878)	$(585,552)		$(590,878)

Weighted average shares outstanding, used in computing net loss per share attributable to Semnur, Inc., basic and diluted		160,000,000
Net loss per share attributable to Semnur, Inc., basic and diluted		(0.03)
Weighted average shares outstanding - Redeemable ordinary shares, basic and diluted	2,722,627
Net loss per share — Redeemable ordinary shares, basic and diluted	0.32
Weighted average shares outstanding — Non-redeemable ordinary shares, basic and diluted	2,572,500
Net loss per share — Non-redeemable ordinary shares, basic and diluted	(0.40)
Weighted average shares outstanding — New Semnur, basic and diluted						234,126,025			234,115,090			234,104,155			234,093,220			234,082,286
Net loss per share — New Semnur, basic and diluted						(2.52)			(2.52)			(2.52)			(2.52)			(2.52)

NOTES TO THE UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

Note 1 – Description of the Business Combination

Denali is a blank check company incorporated in the Cayman Islands on January 5, 2022. Denali was incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses or entities.

As of March 31, 2025, Denali had not yet commenced operations. All activity for the period from January 5, 2022 (inception) through March 31, 2025 relates to Denali’s formation, organizational activities, activities necessary to prepare for and complete the IPO, identifying a target company for a business combination, and activities in connection with an initial business combination, including with respect to the Business Combination.

Semnur is a late-stage clinical biopharmaceutical company focused on developing and commercializing innovative non-opioid pain management products for the treatment of acute and chronic pain. Semnur targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and is dedicated to advancing and improving patient outcomes. Its lead product candidate, SP-102, if approved, has the potential to become the first FDA approved non-opioid novel injectable corticosteroid gel formulation for patients with moderate to severe LRP (also known as sciatica), containing no preservatives, surfactants, solvents, or particulates and is expected to be available in a pre-filled syringe formulation following approval by the FDA.

The Business Combination

On August 30, 2024, Denali entered into the Merger Agreement with Merger Sub and Semnur. Pursuant to the Merger Agreement, subject to the terms and conditions set forth therein, under the terms of which, Merger Sub will merge with and into Semnur and with Semnur becoming a wholly owned subsidiary of Denali. After giving effect to the Business Combination, Denali will own all of the issued and outstanding equity interests of Semnur. In connection with the consummation of the Business Combination, Denali will be renamed as “Semnur Pharmaceuticals, Inc.” (“New Semnur”).

On August 30, 2024, the Semnur Board adopted and proposed resolutions to amend Semnur’s Amended and Restated Certificate of Incorporation such that the total number of shares authorized for issuance was increased to 245,000,000 shares, consisting of 200,000,000 shares of common stock, par value $0.00001 per share and 45,000,000 shares of preferred stock, par value $0.00001 per share. At the Closing, (i) each outstanding share of Semnur Common Stock as of immediately prior to the Effective Time of the Business Combination (other than shares held by Semnur or its subsidiaries or shares the holders of which exercise dissenters’ rights of appraisal) will be automatically converted into the right to receive a number of shares of New Semnur Common Stock equal to the Exchange Ratio (as defined below), (ii) each outstanding share of Semnur Preferred Stock as of immediately prior to the Effective Time will be automatically converted into the right to receive (a) one share of New Semnur Series A Preferred Stock and (b) one-tenth of one share of New Semnur Common Stock, and (iii) subject to the approval of the Option Exchange Proposal, each option to purchase Semnur Common Stock that is outstanding as of immediately prior to the Effective Time shall be converted into the right to receive a New Semnur Option except that (x) such New Semnur Option shall relate to that whole number of shares of New Semnur Common Stock (rounded down to the nearest whole share) equal to the number of shares of Semnur Common Stock subject to such option, multiplied by the Exchange Ratio, and (y) the exercise price per share for each such share of New Semnur Common Stock shall be equal to the exercise price per share of such option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (rounded up to the nearest whole cent).

The estimated Merger Consideration to be transferred to Semnur stockholders and holders of Semnur stock options (assuming approval of the Option Exchange Proposal) at Closing is 250,000,000 shares of New Semnur Common Stock, which is equal to the quotient of (i) the sum of (A) $2.5 billion plus (B) the product of (1) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective time multiplied by (y) 1.25 multiplied by (2) $10.00, divided by (ii) $10.00.

Shares of Semnur Common Stock and Semnur stock options are converted to shares of New Semnur Common Stock based on the “Exchange Ratio,” which means an amount equal to 1.25, being the amount equal to the quotient of (i) the Merger Consideration (as defined below), divided by (ii) the sum of (A) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued and outstanding as of the date of the Merger Agreement (which number is 200,000,000 shares) plus (B) the aggregate number of shares of Semnur Common Stock and Semnur stock options issued after the date of the Merger Agreement and outstanding immediately prior to the Effective Time. At the Effective Time, 200,000,000 shares of New Semnur Common Stock are estimated to be beneficially owned by Scilex, as Semnur’s controlling stockholder, and 30,500,000 Consultant Shares will be issued to consultants and other service providers, in each case which will occur under all the redemption scenarios. 50,000,000 shares of New Semnur Common Stock constituting a portion of the Merger Consideration, will be reserved for the holders of options to purchase Semnur Common Stock.

Concurrently with the execution of the Merger Agreement, Scilex and Semnur entered into the Debt Exchange Agreement, pursuant to which Scilex shall contribute to Semnur all amounts (including accrued and unpaid interest thereon, if any) for the Outstanding Indebtedness, in exchange for the issuance by Semnur to Scilex of that number of shares of New Semnur Series A Preferred Stock (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) that is equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness and the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share). The Outstanding Indebtedness as of March 31, 2025 was $50,754,784, but will not exceed $60,000,000 as of immediately prior to the Closing.

In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement. Pursuant to the SIPA, Scilex purchased the Purchased Interests of Denali that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000, the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the SIPA, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

As described elsewhere in this proxy statement/prospectus, at the Effective Time, each share of Semnur Preferred Stock issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive, without interest, one share of New Semnur Series A Preferred Stock and one-tenth of one share of New Semnur Common Stock. As of March 31, 2025, the Aggregate Outstanding Amount was 50,754,784. Accordingly, the aggregate number of shares of Semnur Preferred Stock issued to Scilex prior to the Effective Time pursuant to the Debt Exchange Agreement would be approximately 5,075,478 shares and then at the Effective Time such shares would be exchanged for 5,075,478 shares of New Semnur Series A Preferred Stock and 507,548 shares of New Semnur Common Stock.

Prior to the Effective Time, Denali shall cause the Domestication to become effective, upon which each Denali Class A Ordinary Share and Class B Ordinary Share will convert automatically, on a one-for-one basis, into one share of New Semnur Common Stock.

Each of the then-outstanding Public Warrants and Denali Private Placement Warrants will become exercisable at $11.50 per share, subject to adjustment, on the later of 30 days after the first date on which Denali completes the Business Combination or the date that is 12 months from the date of the closing of the IPO; provided in each case that New Semnur has an effective registration statement under the Securities Act covering the issuance of the New Semnur Common Stock issuable upon exercise of the warrants and a current prospectus relating to them is available (or New Semnur permits holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement between VStock, as warrant agent, and Denali). The Warrants will expire at 5:00 p.m., New York City time, five years after the consummation of the Business Combination or earlier upon redemption or liquidation. On the exercise of any Warrant, the warrant exercise price will be paid directly to New Semnur.

New Semnur is currently negotiating the terms of new employment agreements with the individuals that are expected to become the executive officers of New Semnur (the effectiveness of which will be subject to the successful Closing of the Business Combination). However, as the employment agreements are not yet executed nor are the terms for such agreements specified, New Semnur has not included autonomous entity or transaction accounting adjustments for such agreements because any pro forma impact of such agreements were not deemed factually supportable.

Net tangible assets consist of the Company’s total assets (excluding any goodwill or intangibles), less any liabilities outstanding after the Closing. The below summarizes net tangible assets under each redemption scenario.

	No Redemption Scenario	25% Redemption Scenario	50% Redemption Scenario	75% Redemption Scenario	100% Redemption Scenario
Total Assets	$689	$689	$689	$689	$689
Less: Total Liabilities	3,284	3,417	3,550	3,683	3,816

Net Tangible Assets	$(2,595)	$(2,728)	$(2,861)	$(2,994)	$(3,127)

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

There are no autonomous entity adjustments made to the unaudited pro forma condensed combined balance sheet as of March 31, 2025 as management does not anticipate any net asset impact to be derived from expected contractual arrangements, such as the Transition Services Agreement, to be executed in connection with the closing of the Business Combination.

Autonomous Entity Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The autonomous entity adjustments included in the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2025 and the year ended December 31, 2024 reflect adjustments to the estimated incremental portion of the cost of transition services to be provided by Scilex, pursuant to the execution of the Transition Services Agreement that is expected to be entered with Scilex upon closing of the Business Combination. Since Semnur has historically operated as part of Scilex and the amounts associated with these transition services were allocated to Semnur’s historical financial statements at cost, these adjustments are comprised of the incremental 10% mark-up of the estimated cost for these services in accordance with the expected Transition Services Agreement, and are necessary to establish New Semnur as an autonomous entity subsequent to the Business Combination. No adjustment to income tax expense is needed to account for the impact of autonomous entity adjustment based on New Semnur’s estimated annual effective tax rate for the year ended December 31, 2024 and New Semnur having a full valuation allowance on its net deferred tax asset.

Note 2 — Accounting Policies

Upon consummation of the Business Combination, we will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, we may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the post-combination company. Based on its initial analysis, we did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies.

Note 3 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet as of March 31, 2025

The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies, tax savings, or cost savings that may be associated with the Business

Combination. No tax adjustment has been computed for the pro forma Denali financial results, as it expects to maintain a full valuation allowance against its U.S. deferred tax assets. The unaudited pro forma information does not purport to project the future financial position or operating results of New Semnur. The pro forma adjustments for the Business Combination included in the unaudited pro forma condensed combined balance sheet as of March 31, 2025 are as follows:

(A)	Reflects the impact to Cash of the following items:

(in thousands)
Reclassification of Investments Held in Trust Account	$9,145
Additional funding to be provided by Scilex to Semnur(1)	9,245
April 2025 Redemptions(2)	(8,618)
Payment of estimated transaction costs to be incurred by Denali and Semnur subsequent to the balance sheet date	(6,159)
Payment of deferred underwriting fees as of balance sheet date to be settled in cash	(2,022)
Accounts payable and accrued expenses as of balance sheet date	(4,774)
Receipt from additional drawdown of Promissory Note subsequent to the balance sheet date(3)	96

$(3,087)

(1)

Represents additional contributions from Scilex to Semnur which, if required to be made, will increase the Aggregate Outstanding Amount to be converted under the Debt Exchange Agreement. The additional contributions reflect the estimated additional contributions which Scilex is expected to contribute subsequent to March 31, 2025, which may be funded up to $60,000,000 pursuant to the Debt Exchange Agreement. As a result of these contributions under the Debt Exchange Agreement, Scilex is expected to receive 924,522 shares of New Semnur Series A Preferred Stock and 92,452 shares of New Semnur Common Stock upon Closing. The corresponding impact of the additional contributions is reflected as part of the recapitalization of Semnur.

(2)

In connection with the Third Extension Meeting on April 11, 2025, Denali public shareholders holding 708,098 Denali Class A Ordinary Shares elected to redeem their Denali Class A Ordinary Shares at a per share redemption price of $12.17. As such, this adjustment reflects the redemption of 708,098 Denali Class A Ordinary Shares out of the Trust Account for approximately $8.6 million as described in (H) below.

(3)	Represents the cash inflow in connection with the issuance and settlement of the convertible promissory notes as described in (E) below.

(B)	Reflects the reclassification of $6.8 million of deferred transaction costs to additional paid-in capital.

(C)

Reflects the reclassification of Investments Held in the Trust Account, of which $8.6 million is reflected as a decrease in cash and cash equivalents as a result of redemptions by Denali public shareholders in conjunction with the Third Extension Meeting on April 11, 2025.

(D)	Reflects the repayment of Denali’s accounts payable and accrued offering costs and expenses and the amount of negative cash reclassified to accounts payable as described in (M) below.

(E)

Reflects the repayment of the convertible promissory notes to Scilex, FutureTech and the Sponsor, and related accrued interest (as and if applicable). The adjustment assumes that all of the Denali Promissory Notes will be converted into shares of New Semnur Common Stock under all redemption scenarios.

(In thousands)
Convertible Promissory Note — Related Party	$1,523
Convertible Promissory Note — Others	1,395
Accrued interest expense — Related Party	92
Accrued interest expense — Others	68

Total as of March 31, 2025	$3,078

(F)	Reflects the conversion of the Related Party Loan due to Scilex to equity.

(G)	Reflects the repayment of deferred underwriting and legal fees, which is being settled in a combination of cash and shares.

(In thousands)
Cash repayment of deferred underwriting fees	$2,022
Share settlement of the deferred underwriting fees	866

Total	$2,888

(H)	Reflects the remaining carrying value of $9.1 million reflected as the reclassification of Denali Class A Ordinary Shares from temporary equity to permanent equity.

(I)	Reflects conversion and recapitalization of Semnur Common Stock and Semnur Preferred Stock into New Semnur Common Stock and New Semnur Class A Preferred Stock pursuant to the Merger Agreement.

(J)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

(In thousands)
Elimination of Historical Denali Retained Earnings	$(10,737)
Represents reclassification of deferred transaction costs incurred by Semnur as of balance sheet date	(6,817)
Represents estimated transaction costs to be incurred by Denali and Semnur subsequent to the balance sheet date	(5,569)
Reflects share repayment of Promissory Notes issued as of balance sheet date	3,078
Reflects share repayment of Promissory Notes issued subsequent to the balance sheet date	96
Represents additional paid-in capital for deferred underwriting fees as of balance sheet date to be settled in shares (see (G) above)	866
Reclassification of Denali redeemable common stock	527
Reflects recapitalization of Semnur(1)	59,981

Total	$41,425

(1)	The adjustment to additional paid-in capital for recapitalization of Semnur is derived as follows:

(In thousands)
Additional funding to be provided by Scilex to Semnur subsequent to the balance sheet date (see (A) above)	$9,245
Plus: Elimination of Related Party Loan as of balance sheet date (see (F) above)	50,755
Plus: Elimination of historical par value Semnur Common Stock (see (I) above)	2
Less: Par value of New Semnur Common Stock issued to Scilex	(20)
Less: Par value of New Semnur Preferred Stock issued to Scilex	(1)

Increase in additional paid-in capital due to recapitalization of Semnur	$59,981

(K)	Reflects pro forma adjustments to accumulated deficit as follows:

(In thousands)
Represents estimated transaction costs to be incurred by Semnur subsequent to the balance sheet date for expenses which are not capitalizable, as further discussed in (AA)	$(590)
Elimination of Denali’s historical retained earnings	10,737

Total	$10,147

(L)

Reflects impact to additional paid-in capital and cash of the redemption scenarios presented: No redemptions, 25% redemptions, 50% redemptions, 75% redemptions and 100% redemptions. The redemptions of the public shares would also reduce the par value of New Semnur Common Stock. However, the impact on the par value in all of the redemption scenarios is less than $1,000 and is not shown separately.

(M)

Reflects the amount of negative cash reclassified to accounts payable. New Semnur expects to negotiate with vendors to defer or pay these balances shortly after closing with funds from additional capital raises.

Note 4 — Transaction Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the three months ended March 31, 2025 and the year ended December 31, 2024

(AA)	Represents adjustments to general and administrative expenses as follows:

(In thousands)	For the three months ended March 31, 2025	For the year ended December 31, 2024
Represents Semnur expenses not eligible for capitalization(1)	$—	$590
New compensation arrangements with executives(2)	69,744	278,480
Advisor Fees(3)	—	305,000

	$69,744	$584,070

(1)

Represents estimated transaction costs to be incurred subsequent to the balance sheet date which do not qualify to be capitalized as a result of not being incremental and directly attributable to the Business Combination. The costs which are not capitalizable are primarily related to certain services provided by Scilex employees on behalf of Semnur in connection with the Business Combination as well as certain accounting advisory and audit fees incurred in preparation of Semnur’s annual audited financial statements and interim unaudited financial statements. Semnur’s other estimated Business Combination costs, including costs relating to certain legal and other advisory services, were deemed to be incremental and directly related to the Business Combination and are reflected as equity issuance costs, reducing New Semnur’s additional paid-in capital balances.

(2)

Represents compensation expense associated with certain options to purchase Semnur Common Stock which were granted on August 30, 2024 and will be exchanged into options to purchase New Semnur Common Stock pursuant to the terms of the Merger Agreement (if the Option Exchange Proposal is approved by Denali’s shareholders). The awards vest monthly over a 4-year term. The exercisability of the options is contingent on the approval of the Option Exchange Proposal and the unaudited pro forma condensed combined statement of operations reflects the expense to be recognized subsequent to such approval. As a result of the options containing an “other” exercisability condition, the expense for the options is recognized on a tranche-by-tranche basis with the expense attributable to each tranche recognized over the time-based vesting period of such tranche in these pro forma financial statements. The exercisability of the options is also contingent on Scilex’s repayment of certain indebtedness owed by Scilex. Because such exercise contingency is not a service, a performance or a market condition, the options are initially expected to be liability-classified awards and subject to be remeasured at fair value in subsequent periods pursuant to guidance in ASC Topic 718. Once the exercise condition relating to repayment of certain Scilex indebtedness owed by Scilex is met, the options are expected to be classified from liability-classified awards to equity-classified awards as the exercisability of the options is no longer contingent on achievement of this condition. The expense reflected in the unaudited pro forma condensed combined statement of operations is based on the assumed fair value of the options as if the Business Combination had occurred on January 1, 2024 and the awards were measured at fair value on such date. The fair value of the options was measured using the Black-Scholes option pricing model. The fair value measurement assumes that the per share fair value of New Semnur Common Stock is $10.00 and incorporates certain other assumptions, such as the volatility of the underlying shares and the expected term of the options. The expense to be recognized by New Semnur will depend on various factors, including the fair value of the New Semnur Common Stock and volatility thereof. Additionally, the timing of when the exercise contingency relating to payment of certain Scilex indebtedness is met may impact the amount of share-based compensation expense for these options because the awards would not be subject to be remeasured at fair value once the awards are classified in equity. Because management cannot predict these factors and the impact of such factors on the share-based compensation expense, the share-based compensation expense reflected in these pro formas assumes that the fair value of the options is unchanged from the assumptions described above. The preliminary estimated share-based compensation expense reflected in these unaudited pro forma condensed combined financial statements is presented for illustrative purposes and does not purport to represent the actual stock-based compensation to be recognized by New Semnur.

(3)

Represents non-recurring compensation expense relating to the issuance of 24.4 million shares of Semnur Common Stock to certain Semnur consultants and other service providers, which shares will be converted into an aggregate of 30,500,000 shares of New Semnur Common Stock in connection with the Business Combination pursuant to the terms of the Merger Agreement. The foregoing shares issued to the consultants and service providers are in respect of fees payable by Semnur for certain consulting and advisory services related to Semnur’s and its affiliates’ business, financing, and mergers and acquisitions opportunities. Based on the assumed redemption scenarios reflected within these unaudited pro formas, such consultants and other service providers will be entitled to receive 30.5 million shares in all of the redemption scenarios. Additionally, the expense reflected above assumes that the fair value of the New Semnur Common Stock to be issued to the advisors is $10.00 and assumed to be recognized during the year ended December 31, 2024 as if the Business Combination had occurred on January 1, 2024. The expense related to the Consultant Shares will not have a continuing impact on the operations of New Semnur.

(AB)	Reflects the reversal of interest expense on Denali’s Notes Payable which are assumed to be settled as part of the Business Combination.

(AC) Reflects the elimination of Income on Investments in Trust Account.

Note 5 — Net Income (Loss) per Share

Net income (loss) per share is calculated based on the weighted average of New Semnur Common Stock outstanding and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025 for the three months ended March 31, 2025, and as of January 1, 2024 for the year ended December 31, 2024. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net income (loss) per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire period presented. If the maximum or an interim number of shares of Denali Class A Ordinary Shares are redeemed, this calculation is retroactively adjusted to eliminate such shares for the entire period.

	As of March 31, 2025

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 25% Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming 100% Redemption)
Pro forma net loss (in thousands)	$(70,723)	$(70,723)	$(70,723)	$(70,723)	$(70,723)
Weighted average shares outstanding – basic and diluted (thousands)(1)(2)	234,126	234,115	234,104	234,093	234,082
Net loss per share – basic and diluted	$(0.30)	$(0.30)	$(0.30)	$(0.30)	$(0.30)

	As of December 31, 2024

	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming 25% Redemption)	Pro Forma Combined (Assuming 50% Redemption)	Pro Forma Combined (Assuming 75% Redemption)	Pro Forma Combined (Assuming 100% Redemption)
Pro forma net loss (in thousands)	$(590,878)	$(590,878)	$(590,878)	$(590,878)	$(590,878)
Weighted average shares outstanding – basic and diluted (thousands)(1)(2)	234,126	234,115	234,104	234,093	234,082
Net loss per share – basic and diluted	$(2.52)	$(2.52)	$(2.52)	$(2.52)	$(2.52)

(1)

The no redemption scenario is comprised of 234,126,025 weighted average of shares of New Semnur Common Stock outstanding. The 25% redemption scenario is comprised of 234,115,090 weighted average shares of New Semnur Common Stock outstanding. The 50% redemption scenario is comprised of 234,104,155 weighted average shares of New Semnur Common Stock outstanding. The 75% redemption scenario is comprised of 234,093,220 weighted average of shares of New Semnur Common Stock outstanding. The 100% redemption scenario is comprised of 234,082,286 weighted average shares of New Semnur Common Stock outstanding.

All scenarios under the diluted Earnings Per Share (“EPS”) calculation exclude the potential dilutive effect of the following securities because it is unknown whether such securities will ever be exercised for shares of New Semnur Common Stock: (a) 8,235,378 Public Warrants outstanding, (b) 14,622 Public Warrants underlying the Public Units, (c) 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units, and (d) 50,000,000 options to acquire shares of New Semnur Common Stock that may be issued to Semnur option holders in connection with the Business Combination (assuming approval of the Option Exchange Proposal). Similarly, up to 6,000,000 shares of New Semnur Series A Preferred Stock that may be issued to Scilex in connection with the Business Combination are also excluded because such shares are not legally convertible into shares of New Semnur Common Stock.

(2)

The shares of New Semnur Series A Preferred Stock are considered participating securities. Thus, the two-class method is required in determining basic EPS. However, given the holders of New Semnur Series A Preferred Stock are not contractually obligated to share in the losses of New Semnur, the two-class method and subsequent allocation of loss will not be used when New Semnur is in a net loss position. Thus, and as no dividends or distributions have been declared, the shares of New Semnur Series A Preferred Stock have no impact to the calculations of basic EPS. Further, given the shares of New Semnur Series A Preferred Stock are not legally convertible into shares of New Semnur Common Stock, there will be no incremental changes to the dilutive EPS calculation.

DIRECTORS AND EXECUTIVE OFFICERS OF DENALI

References in this section to “Denali,” “we,” “our” or “us” refer to Denali Capital Acquisition Corp.

Current Directors and Executive Officers

Denali’s current directors and officers are as follows:

Name	Age*	Position
Lei Huang	53	Chief Executive Officer and Director
You (“Patrick”) Sun	37	Chief Financial Officer
Huifeng Chang	59	Director
Jim Mao	57	Director
Kevin Vassily	58	Director

*	Age as of the date of this proxy statement/prospectus.

Lei Huang, Chief Executive Officer and Director

Mr. Huang has served as a director of Denali and Denali’s Chief Executive Officer since its inception. Mr. Huang has also served as a member of the board of directors of US Tiger since December 2019 and previously served as a director of its parent company, UP Fintech Holding Limited (Nasdaq: TIGR), from November 2020 until June 2022. Since December 2021, Mr. Huang has served as the Chief Executive Officer and has been a member of the board of directors of TradeUP Securities, Inc., a broker/dealer company. He has also been a member of the board of directors of MDL and International Corporation since December 2020. He served as the Chief Executive Officer and was a member of the board of directors of Fortune Rise Acquisition Corporation (Nasdaq: FRLA), a special purpose acquisition company, since its incorporation in January 2021 until December 2022. Prior to joining US Tiger, Mr. Huang was the Chief Executive Officer of Haitong Securities USA LLC and also served as Chief Compliance Officer and Operation Manager of CICC US Securities, Inc. from 2010 through 2018. Prior to that, Mr. Huang served as a Compliance Officer at Morgan Stanley, Lehman Brothers and Barclays. Mr. Huang also formerly served as a Regulatory Supervisor at the National Association of Securities Dealers. Mr. Huang earned an M.S. degree in Global Financial Analysis from Bentley University.

You (“Patrick”) Sun, Chief Financial Officer

Mr. Sun has served as Denali’s Chief Financial Officer since its inception. Mr. Sun is an experienced banking and asset management professional. Since August 2020, Mr. Sun has served as the Chief Financial Officer of Lake Crystal Energy LLC, an oil and gas company. As the Chief Financial Officer, Mr. Sun evaluates and sources potential investments in oil and gas assets. He also oversees all financial functions of the company. Prior to this role, from August 2014 to December 2019, Mr. Sun served as a Vice President and an E&P Analyst of Seaport Global Securities LLC, a full-service investment bank, capital markets advisory and research platform based in New York. From July 2008 to May 2012, Mr. Sun served as Vice President of the Pacific Securities Co., Ltd., a Chinese investment bank and brokerage firm. Mr. Sun earned an MBA from Washington University in St. Louis, Olin Business School, and a B.S. degree in Mechanics from Peking University.

Huifeng Chang, Director

Dr. Chang has served as a director of Denali since April 2022. Since May 2016, Dr. Chang has served as Senior Vice President and Chief Financial Officer and, in September 2020, became a member of the board of directors of Canadian Solar Inc. (Nasdaq: CSIQ), a company that manufactures solar PV modules and develops large scale solar projects. He has 24 years of experience in capital markets, financial investment and risk management. From 2010 to 2015, Dr. Chang was the co-head of Sales & Trading at CICC U.S. Securities Inc. Prior to this role, from

2008 to 2010, he was the Chief Executive Officer of China Southern Oriental Patron Asset Management based in Hong Kong, investing funds from China in the international markets. From 2000 to 2008, Dr. Chang was an Equity Proprietary Trader at Citigroup Global Capital Markets Inc. in New York. Before going to New York, Dr. Chang worked at Kamakura Corporation in Hawaii as a derivative and risk modeler. Mr. Chang has also been an independent director of Scienjoy Holding Corporation since May 2020 and on the advisory board of Aquamarine Investment Partners Ltd. since 2015. Dr. Chang earned a Ph.D. in Soil Physics and an MBA from the University of Hawaii at Manoa. He also earned an M.S. degree from Academia Sinica and a B.S. degree from Nanjing Agricultural University.

Jim Mao, Director

Mr. Mao has served as a director of Denali since April 2022. Since February 2020, Mr. Mao has served as a founding and managing partner of Citta Capital (“Citta”), a firm focused on investing in early growth stage technology startups in Enterprise/SaaS, Blockchain, ESG, AI applications, cloud computing and healthcare technology since 2020. As of December 31, 2024, Citta has a diverse portfolio of companies that includes Kintsugi (a leading AI based mental health diagnostics company), Openprise, Inc. (automation solutions), Sequoia Games, Inc. (combining the latest technology with professional sports), SetPoint (clinical stage neuro treatment), Zeit Medical (early heart stroke detection with FDA breakthrough destination), and Ryu Games (Web3.0 Gamify). Prior to that, from March 2015 to February 2020, Mr. Mao was a Partner at WestSummit Capital, a leading global technology growth capital venture firm. He has also co-authored five U.S. patents. He has over 20 years of working experience in private equity and technology sectors, including enterprise software, Internet, mobile applications, digital media, intelligent hardware, advanced manufacturing/materials, medical devices and clean technology.

Kevin D. Vassily, Director

Mr. Vassily has served as a director of Denali and Chair of the Denali Audit Committee since April 2022. Mr. Vassily has extensive working experience as a senior management team member serving private and public companies. In January 2021, he was appointed Chief Financial Officer, and since March 2021, is a member of the board of directors of iPower Inc. (Nasdaq: IPW), a leading online hydroponic equipment retailer and supplier. Mr. Vassily is also a member of the board of directors of Feutune Light Acquisition Corporation (Nasdaq: FLFV), a special purpose acquisition company incorporated in January 2022. On June 21, 2024, Feutune Light Acquisition Corporation consummated its business combination with Thunder Power Holdings Limited, an electric vehicle company and was renamed Thunder Power Holdings, Inc. The shares of common stock of Thunder Power Holdings, Inc. is trading on Nasdaq under the symbol “AIEV”. Mr. Vassily is currently an independent director of Thunder Power Holdings, Inc. Mr. Vassily also serves as an independent director of Aimfinity Investment Corp. I, a special purpose acquisition company incorporated in July 2021. Mr. Vassily also served as a director of Fortune Joy International Acquisition Corporation, a special purpose acquisition company incorporated in August 2021. Fortune Joy International Corporation’s registration statement was declared abandoned by the SEC on June 2024. Prior to this role, from 2019 to January 2021, Mr. Vassily served as Vice President of Market Development for Facteus, a financial analytics company focused on the asset management industry. From March 2019 through 2020, he served as an advisor at Woodseer, a financial technology firm providing global dividend forecasts. From 2018 through its acquisition in 2020, Mr. Vassily served as an advisor at Go Capture, where he was responsible for providing strategic, business development, and product development advisory services for the company’s emerging “Data as a Service” platform. Since November 2019, Mr. Vassily has served as a director of Zhongchao Inc., a provider of healthcare information, education and training services to healthcare professionals and the public in China. Since July 2018, Mr. Vassily has also served as an advisor at Prometheus Fund, a Shanghai-based merchant bank & private equity firm focused on the “green” economy. From 2015 through 2018, Mr. Vassily served as an Associate Director of Research at Keybanc Capital Markets, and helped to co-manage the technology research vertical. From 2010 to 2014, he served as the Director of Research at Pacific Epoch, where he was responsible for a complete product overhaul and a complete business model restart post-acquisition, re-focusing the firm around a “data-first” research offering. From 2007 to 2010, he served as the Asia Technology Business Development Representative and as a Senior Analyst at Pacific Crest Securities. In this role, he was responsible for establishing the firm’s presence and relevance covering Asia Technology. From 2003 to 2006, he served as a Senior Research Analyst in the semiconductor technology group at Susquehanna International Group, where he was responsible for research in semiconductor and related technologies. From 2001 to 2003, Mr. Vassily served as a Vice President and Senior Research Analyst for semiconductor capital equipment at Thomas Weisel Partners, where he was responsible for publishing research and maintaining financial models on each of the companies under coverage. Mr. Vassily began his career on Wall Street in 1998 as a Research Associate covering the semiconductor industry at Lehman Brothers. Mr. Vassily earned a B.A. degree from Denison University and an MBA from Dartmouth College, Tuck School of Business.

No officers or directors of Denali are officers, directors or major shareholders of any other company to which they have fiduciary duties in conflict with those owed to Denali and its shareholders.

Corporate Governance

Number and Terms of Office of Officers and Directors

Denali’s board of directors consists of five members. Pursuant to provisions of the Current Denali Charter, prior to consummation of an initial business combination, holders of the founder shares have the right to elect all of Denali’s directors, while holders of Denali’s public shares do not have the right to vote on the appointment of directors. These provisions of Current Denali Charter may only be amended if approved by holders of at least 90% of the issued and outstanding Denali Ordinary Shares entitled to vote thereon. Each of Denali’s directors hold office for a term that shall expire at the third succeeding annual general meeting after their appointment. Subject to any other special rights applicable to the shareholders, any vacancies on the board of directors of Denali may be filled by the affirmative vote of a majority of the remaining directors of the board of directors of Denali or by a majority of the holders of the Denali Ordinary Shares (or, prior to an initial business combination, a majority of the holders of the founder shares).

Pursuant to a registration and shareholder rights agreement entered into on April 6, 2022, between Denali and the Sponsor, the Sponsor is entitled to nominate three individuals for appointment to the board of directors of Denali, as long as the Sponsor holds any securities covered by such registration rights agreement. However, at the closing of the Business Combination, such registration and shareholder rights agreement will be amended and restated as contemplated by the Merger Agreement, and the Sponsor will no longer have the right thereunder to nominate individuals to the New Semnur Board.

Denali’s officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Denali’s board of directors is authorized to appoint persons to the offices set forth in the Current Denali Charter as it deems appropriate. The Current Denali Charter provides that Denali’s officers may consist of one or more chair of the board, chief executive officer, president, chief financial officer, vice presidents, secretary, treasurer and such other offices as may be determined by the board of directors.

Director Independence

An “independent director” is defined generally as a person that, in the opinion of the company’s board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Denali’s board of directors has determined that each of Huifeng Chang, Jim Mao and Kevin D. Vassily is an independent director under Rule 10A-3 under the Exchange Act.

Executive Officer and Director Compensation

None of Denali’s officers or directors have received any compensation for services rendered to Denali. The Sponsor, officers, directors and their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Denali’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Committees of the Board of Directors

Because Denali is a “controlled company,” Denali is not required to have a compensation committee composed of independent directors, nor does Denali have a nominating and corporate governance committee.

Audit Committee

Huifeng Chang, Jim Mao and Kevin D. Vassily serve as members of the Denali Audit Committee. Denali’s board of directors has determined that each of Huifeng Chang, Jim Mao and Kevin D. Vassily are independent under the applicable SEC rules. Kevin Vassily serves as the Chair of the Denali Audit Committee. Under the applicable SEC rules, Denali is required to have at least three members of the audit committee, all of whom must be independent within one year of the listing of the Denali Class A Ordinary Shares. Each member of the Denali Audit Committee is financially literate and Denali’s board of directors has determined that Kevin Vassily qualifies as an “audit committee financial expert” as defined in applicable SEC rules.

The Denali Audit Committee is responsible for:

•	meeting with Denali’s independent registered public accounting firm regarding, among other issues, audits, and adequacy of Denali’s accounting and control systems;

•	monitoring the independence of the independent registered public accounting firm;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	inquiring and discussing with management Denali’s compliance with applicable laws and regulations;

•

pre-approving all audit services and permitted non-audit services to be performed by Denali’s independent registered public accounting firm, including the fees and terms of the services to be performed;

•	appointing or replacing the independent registered public accounting firm;

•

determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•

establishing procedures for the receipt, retention and treatment of complaints received by Denali regarding accounting, internal accounting controls or reports which raise material issues regarding Denali’s financial statements or accounting policies;

•

monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and

•

reviewing and approving all payments made to Denali’s existing shareholders, executive officers or directors and their respective affiliates. Any payments made to members of the Denali Audit Committee will be reviewed and approved by Denali’s board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee Interlocks and Insider Participation

None of Denali’s executive officers currently serves, and in the past year each executive officer has not served, as a member of the compensation committee of any entity that has one or more executive officers serving on Denali’s board of directors.

Code of Ethics

Prior to consummation of the IPO, Denali adopted a Code of Ethics applicable to Denali’s directors, officers and employees. Denali intends to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

•	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

•	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

•	duty to not improperly fetter the exercise of future discretion;

•	duty to exercise powers fairly as between different sections of shareholders;

•	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

•	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

Certain of Denali’s officers and directors presently have, and any of them in the future may have additional, fiduciary and contractual duties to other entities. However, Denali does not expect these duties to materially affect Denali’s ability to complete an initial business combination. Denali’s amended and restated memorandum and articles of association provide that to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Denali; and (ii) Denali renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and Denali, on the other.

Below is a table summarizing the entities to which Denali’s executive officers and directors currently have fiduciary duties, contractual obligations or other material management relationships:

Individual	Entity	Entity’s business	Affiliation
Lei Huang	US Tiger Securities, Inc.	Investment Bank	Chief Executive Officer and Director

	TradeUP Securities	Broker/Dealer	Chief Executive Officer and Director

	MDL and International Corp.	Health Technology	Director

You (“Patrick”) Sun	Lake Crystal Energy LLC	Oil and Gas	Chief Financial Officer

Huifeng Chang	Canadian Solar Inc.	Solar Technology	Chief Financial Officer and Director

	Scienjoy Holding Corporation	Mobile Live Streaming Platforms Provider	Director

	Aquamarine Investment Partners Ltd	Investment Manager	Member of Advisory Board

Jim Mao	Citta Capital Management LLC	Venture Capital Firm	Chief Executive Officer, Director and Managing Partner

	US Digital Mining Group, LLC	Finance	Director

Kevin Vassily	iPower Inc.	Hydroponic Equipment Retailer	Chief Financial Officer and Director

	Zhongchao Inc.	Internet Technology Company	Director

	Aimfinity Investment Corp.	Special purpose acquisition company	Director

	Thunder Power Holdings, Inc.	Electric Vehicle Company	Director

Potential investors should also be aware of the following other potential conflicts of interest:

•

Denali’s executive officers and directors are not required to, and will not, commit their full time to Denali’s affairs, which may result in a conflict of interest in allocating their time between Denali’s operations and their other businesses. Denali does not intend to have any full-time employees prior to the completion of an initial business combination. Each of Denali’s executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and such executive officers are not obligated to contribute any specific number of hours per week to Denali’s affairs.

•

The Sponsor and each member of Denali’s management team have entered into an agreement with Denali, in order to induce the underwriters to execute the Underwriting Agreement entered into in connection with the IPO, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with (i) the completion of Denali’s initial business combination and (ii) a shareholder vote to approve an amendment to Denali’s amended and restated memorandum and articles of association (A) that would modify the substance or timing of Denali’s obligation to provide holders of Denali Ordinary Shares the right to have their shares redeemed in connection with an initial business combination or to redeem 100% of Denali’s public shares if Denali does not complete an initial business combination by December 11, 2025, or either (i) such earlier date as determined by the Directors or (ii) such later time as the Members may approve in accordance with the Cayman Constitutional Documents, or (B) with respect to any other provision relating to the rights of holders of the Denali Ordinary Shares. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if Denali fails to complete an initial business combination within the prescribed time frame. If Denali does not complete an initial business combination, the private placement warrants will expire worthless. Except as described herein, the Sponsor and Denali’s directors and executive officers have agreed not to transfer, assign or sell any of their New Semnur Common Stock issued as a result of the conversion of the founder shares, until the earliest of (A) the first anniversary after the Closing Date and (B) subsequent to the Closing Date, (x) if the closing price of the New Semnur Common Stock equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (y) the date on which a liquidation, merger, share exchange or other similar transaction is completed that results in all of the public stockholders in New Semnur having the right to exchange their New Semnur Common Stock for cash, securities or other property. Except as described herein, the New Semnur Common Stock and New Semnur Warrants, issued as a result of the redemption of the Denali Private Placement Units, will not be transferable until 30 days following the Closing. Because each of Denali’s executive officers and director nominees will own ordinary shares or warrants directly or indirectly, they may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate an initial business combination.

•

Denali’s officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors is included by a target business as a condition to any agreement with respect to an initial business combination.

•

The Sponsor and Denali’s officers and directors may sponsor, form, or participate in other blank check companies similar to Denali during the period in which Denali is seeking an initial business combination. Any such companies may present additional conflicts of interest in pursuing an acquisition target, particularly in the event there is overlap among investment mandates.

In consideration of the interests set forth above, Denali’s directors and officers also engaged CB Capital, which rendered an opinion with respect to the valuation range for the acquired assets referenced therein, and concluded that from a financial point of view, the Business Combination is a fair one, which the members of the Denali Board factored into their decision to approve the Merger Agreement.

Furthermore, in no event will the Sponsor or any of Denali’s existing officers or directors, or their respective affiliates, be paid by Denali any finder’s fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of Denali’s initial business combination.

We cannot assure you that any of the above mentioned conflicts will be resolved in Denali’s favor.

If Denali seeks shareholder approval of an initial business combination, Denali will complete the initial business combination only if it obtains the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. In such case, the Sponsor and each member of Denali’s management team have agreed to vote their founder shares and public shares in favor of the initial business combination.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud, dishonesty or the consequences of committing a crime. The Current Denali Charter provides for indemnification of its officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. Denali has entered into agreements with its directors and officers to provide contractual indemnification in addition to the indemnification provided for in its Current Denali Charter. Denali has purchased a policy of directors’ and officers’ liability insurance that insures its officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures it against its obligations to indemnify its officers and directors.

Denali’s officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to Denali and will not seek recourse against the Trust Account for any reason whatsoever (except to the extent they are entitled to funds from the trust account due to their ownership of public shares). Accordingly, any indemnification provided will only be able to be satisfied by Denali if (i) Denali has sufficient funds outside of the Trust Account or (ii) Denali consummates an initial business combination.

Denali’s indemnification obligations may discourage shareholders from bringing a lawsuit against Denali’s officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against Denali’s officers and directors, even though such an action, if successful, might otherwise benefit Denali and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent Denali pays the costs of settlement and damage awards against its officers and directors pursuant to these indemnification provisions.

Denali believes that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

SEMNUR’S EXECUTIVE COMPENSATION

Overview

The following is a discussion and analysis of the compensation arrangements of Semnur’s executive officers, each of whom is expected to be an executive officer of New Semnur. This discussion may contain forward-looking statements that are based on New Semnur’s current plans, considerations, expectations and determinations regarding future compensation programs. The actual compensation programs that New Semnur adopts following the closing of the Business Combination may differ materially from the currently planned programs that are summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, Semnur is not required to include a Compensation Discussion and Analysis section and has elected to comply with the scaled disclosure requirements applicable to emerging growth companies. Unless the context otherwise requires, all references in this subsection to “Semnur” refer to Semnur prior to the consummation of the Business Combination and to New Semnur after the Business Combination. All share numbers in this subsection are shown on a pre-business combination basis.

This section provides an overview of the material components of Semnur’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below. As Semnur transitions from a private company to a publicly traded company, Semnur will design its compensation and benefits programs to attract, retain, incentivize and reward deeply talented and qualified executives who share its philosophy and desire to work towards achieving Semnur’s goals and to promote the success of the company and align executive incentives with the long-term interests of its stockholders. See “New Semnur Executive Officer Compensation Following the Business Combination” below.

As Semnur is a majority owned subsidiary of Scilex, executives of Scilex are required to provide services to Scilex’s subsidiaries without receiving any additional cash or equity compensation from Semnur for services rendered to Semnur. The costs associated with time spent by employees of Scilex working on matters for Semnur are allocated to Semnur. These costs are then included in Semnur’s operating expenses as either research and development expenses, if such individual is engaged in research and development functions related to the SP-102 program, or general and administrative expenses, if such individual is engaged in executive, marketing, finance, corporate and business development and administrative functions, as further discussed below.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus($)	Option Awards ($)	All Other Compensation ($)		Total ($)
Jaisim Shah	2024	240,865	—	—	10,223	(1)	251,088
Chief Executive Officer
Henry Ji, Ph.D.	2024	17,308	—	—	996	(1)	18,304
Treasurer and Secretary
Stephen Ma	2024	128,308	—	—	8,884	(1)	137,192
Anticipated Chief Financial Officer

(1)	Represents (i) matching contributions made under the Company’s 401(k) plan, (ii) health insurance premiums paid by Semnur and (iii) life insurance premiums paid by Semnur.

Narrative Disclosure to Summary Compensation Table

During the year ended December 31, 2024, Semnur had only two named executive officers that provided services to Semnur: Jaisim Shah, Semnur’s Chief Executive Officer and Henry Ji, Ph.D., Semnur’s Treasurer and Secretary. Scilex’s Chief Financial Officer, Stephen Ma, also provided services to Semnur during such time but is not currently an executive officer of Semnur. However as Semnur anticipates that Mr. Ma will serve as Semnur’s Chief Financial Officer following the closing of the Business Combination, Semnur is including Mr. Ma in its Summary Compensation Table below.

As Semnur is a majority owned subsidiary of Scilex and executives of Scilex are required to provide services to Scilex’s subsidiaries, neither Dr. Ji nor Mr. Shah nor Mr. Ma has received any additional cash or equity compensation from Semnur for services rendered to Semnur for the year ended December 31, 2024 and Semnur has not entered into any employment agreements with Dr. Ji, Mr. Shah or Mr. Ma. Instead, the costs associated with the time spent by Dr. Ji, Mr. Shah and Mr. Ma, and any other employees of Scilex, working on matters for Semnur is allocated to Semnur. These costs are then included in Semnur’s operating expenses as either research and development expenses, if such individual is engaged in research and development functions related to the SP-102 program, or general and administrative expenses, if such individual is engaged in executive, marketing, finance, corporate and business development and administrative functions.

After the consummation of the Business Combination, each of Mr. Shah, Dr. Ji and Mr. Ma will also retain his position at Scilex as Scilex’s President, Chief Executive Officer and a board member, Scilex’s Executive Chairperson and a board member and Scilex’s Chief Financial Officer and Corporate Secretary, respectively. Mr. Shah, Dr. Ji and Mr. Ma intend continue to dedicate time to both Scilex and New Semnur. During the year ended December 31, 2024, Mr. Shah dedicated approximately 80% of his time to Scilex and 20% to Semnur, Dr. Ji dedicated approximately 99% of his time to Scilex and 1% to Semnur and Mr. Ma dedicated approximately 80% of his time to Scilex and 20% to Semnur. Each officer’s hours fluctuated weekly based on the specific needs of Scilex and Semnur. After the consummation of the Business Combination, each of Mr. Shah, Dr. Ji and Mr. Ma intend to increase the aggregate number of hours he is working and split his time equally between Scilex and New Semnur.

During the year ended December 31, 2024, there were no research development expenses as a result of Dr. Ji’s, Mr. Shah’s and Mr. Ma’s time allocated to Semnur and general and administrative expenses as a result of Dr. Ji’s, Mr. Shah’s and Mr. Ma’s time allocated to Semnur during the year ended December 31, 2024 were approximately $406,584. For more information regarding Semnur’s operating expenses, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur — Components of Our Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Semnur — Results of Operations”.

On August 30, 2024, the Semnur Board approved the following stock option grants (the “Awards”) to Dr. Ji, Mr. Shah and Mr. Ma under the 2024 Stock Option Plan, with a grant date of August 30, 2024, which grants are subject to the terms and conditions of the 2024 Stock Option Plan and the applicable form of option agreement approved for use thereunder. The exercise price of the following stock option grants is $1.58 per share, with 1/48th of the total amount of the shares vested and shall vest each month after the Grant Date, subject to the executive officer’s providing continuous service (as defined in the 2024 Stock Option Plan) on each such vesting date, inclusive.

Stock Options
Jaisim Shah	17,500,000
Henry Ji, Ph.D.	17,500,000
Stephen Ma	2,000,000

The Awards are not exercisable until the earlier to occur of (i) the approval by the shareholders of Denali of the Option Exchange or (ii) the approval by the stockholders of Scilex of the 2024 Stock Option Plan at or prior to the 2025 annual meeting of stockholders of Scilex (and notwithstanding the foregoing, the Awards are not exercisable until all payments and all obligations under the Oramed Note have been paid in full). These Awards are not considered to be granted under accounting rules as neither repayment of the Oramed Note nor closing of the Business Combination has occurred. As such, total amount of stock-based compensation expense attributable to these Awards would be determined based on their accounting grant-date fair value and to be recognized, on a tranche-by-tranche basis, over forty-eight equal monthly tranches. No expense was recorded in connection with the Awards granted under the 2024 Stock Option Plan as of December 31, 2024, as the vesting is contingent upon the repayment of the Oramed Note and the closing of the Business Combination.

Potential Payments upon Termination or Change in Control

During the year ended December 31, 2024, Semnur did not have any arrangement with any of its executive officers providing for potential payments, compensation or other benefits upon termination or the occurrence of a change of control other than as described below.

If there is a sale or other disposition of at least 50% of the outstanding securities of Semnur or other corporate transaction (as defined in the 2024 Stock Option Plan), and the Awards are not assumed, continued or substituted by the surviving or acquiring corporation, then the Awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction) as the Semnur Board determines (or, if the Semnur Board does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Semnur with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction).

The New Semnur Board may elect to adopt severance and change in control agreements in the future if it determines that doing so is in the best interests of New Semnur.

Perquisites, Health, Welfare and Retirement Benefits

Semnur does not provide perquisites or personal benefits to its executive officers. The New Semnur Board may elect to adopt qualified or nonqualified benefit plans in the future if it determines that doing so is in the best interests of New Semnur.

Pension Benefits and Nonqualified Deferred Compensation

Semnur does not provide a pension plan or nonqualified deferred compensation plan for its executive officers. The New Semnur Board may elect to adopt a pension plan or nonqualified deferred compensation plan for its executive officers in the future if it determines that doing so is in the best interests of New Semnur.

Outstanding Equity Awards at Fiscal Year-End 2024

The following table presents certain information concerning outstanding equity awards held by each of Scilex’s named executive officers as of December 31, 2024.

	Option Awards(1)(2)
	Option Grant Date	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date
Jaisim Shah	8/30/2024	8/30/2024	—	17,500,000	1.58	8/30/2034
Henry Ji, Ph.D.	8/30/2024	8/30/2024	—	17,500,00	1.58	8/30/2034
Stephen Ma	8/30/2024	8/30/2024	—	2,000,000	1.58	8/30/2034

(1)	Each option was granted under the 2024 Stock Option Plan.
(2)

1/48th of the total amount of the shares vested and shall vest each month after the Option Grant Date, subject to the executive officer’s providing continuous service (as defined in the 2024 Stock Option Plan) on each such vesting date, inclusive.

Equity-Based Incentive Plan

Semnur Pharmaceuticals, Inc. 2024 Stock Option Plan

The Semnur Board adopted the 2024 Stock Option Plan on August 30, 2024. The 2024 Stock Option Plan was approved by Semnur’s then sole stockholder on August 30, 2024. Upon adoption, 40,000,000 shares of Semnur Common Stock were authorized for issuance under the 2024 Stock Option Plan. As of the date of this proxy statement/prospectus, options to purchase 40,000,000 shares of Semnur Common Stock were outstanding under the 2024 Stock Option Plan and no shares were reserved for future issuance under the 2024 Stock Option Plan. Such outstanding options to purchase 40,000,000 shares of Semnur Common Stock are the subject of “Proposal 8 — The Option Exchange Proposal” and will be forfeited by the holders thereof if such proposal is not approved by Denali’s shareholders at the Meeting.

The 2024 Stock Option Plan will terminate at or prior to and contingent upon the consummation of the Business Combination, and no further awards will be granted under the 2024 Stock Option Plan thereafter. However, if the Option Exchange Proposal is approved by Denali’s shareholders at the Meeting, the 2024 Stock Option Plan will continue to govern outstanding awards granted thereunder.

The following is only a summary of the material terms of the 2024 Stock Option Plan, is not a complete description of all provisions of the 2024 Stock Option Plan and should be read in conjunction with the 2024 Stock Option Plan, which is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Authorized Shares. Under the 2024 Stock Option Plan, an aggregate of 40,000,000 shares of Semnur Common Stock are reserved for future issuance, which number is subject to any adjustments as necessary to implement any Capitalization Adjustments (as defined in the 2024 Stock Option Plan). Shares subject to awards granted under the 2024 Stock Option Plan that expire or terminate without being exercised in full will not reduce the number of shares available for issuance under the 2024 Stock Option Plan. The settlement of any portion of an award in cash will not reduce the number of shares available for issuance under the 2024 Stock Option Plan. Shares withheld under an award to satisfy the exercise, strike or purchase price of an award or to satisfy a tax withholding obligation will not reduce the number of shares that will be available for issuance under the 2024 Stock Option Plan. If any shares of Semnur Common Stock issued pursuant to an award are forfeited back to or repurchased or reacquired by us (i) because of a failure to meet a contingency or condition required for the vesting of such shares; (ii) to satisfy the exercise, strike or purchase price of an award; or (iii) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2024 Stock Option Plan.

Type of Awards and Eligibility. The 2024 Stock Option Plan provides for the grant of nonstatutory stock options to employees, consultants and directors of Semnur and its affiliates.

Stock Options. Options are granted under stock option agreements adopted by the Semnur Board. The Semnur Board determines the exercise price for stock options, within the terms and conditions of the 2024 Stock Option Plan, except the exercise price of a stock option generally will not be less than 100% of the fair market value of Semnur Common Stock on the date of grant. Options granted under the 2024 Stock Option Plan will vest at the rate specified in the stock option agreement as will be determined by the Semnur Board. The terms and conditions of separate options need not be identical.

No option will be exercisable after the expiration of ten years or a shorter period specified in the applicable award agreement. Unless the terms of an optionholder’s stock option agreement, or other written agreement between Semnur and the recipient, provide otherwise, if an optionholder’s service relationship with Semnur or any of its affiliates ceases for any reason other than disability, death or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. If an optionholder’s service relationship with Semnur or any of its affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder’s service relationship with Semnur or any of its affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date and the right to exercise an option may be suspended if the optionholder is suspended pending investigation of whether his or her service will be terminated for cause. An optionholder may not exercise an option at any time that the issuance of shares upon such exercise would violate applicable law. Unless provided otherwise in the optionholder’s stock option agreement or other written agreement between an optionholder and Semnur, if an optionholder’s service relationship with Semnur or any of its affiliates ceases for any reason other than for cause and, at any time during the last thirty days of the applicable post-termination exercise period: (i) the exercise of the optionholder’s option would be prohibited solely because the issuance of shares of common stock upon such exercise would violate applicable law, or (ii) the immediate sale of any shares of common stock issued upon such exercise would violate Semnur’s trading policy, or (iii) the Semnur Board has suspended exercisability because the optionholder is suspended pending investigation of whether his or her service will be terminated for cause, then the applicable post-termination exercise period will be extended to the last day of the calendar month that begins after the date the award would otherwise expire, with an additional extension of the exercise period to the last day of the next calendar month to apply if any of the foregoing restrictions apply at any time during such extended exercise period. There is no limitation as to the maximum permitted number of extensions. However, in no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the Semnur Board and may include (i) cash or check, bank draft or money order payable to Semnur; (ii) a broker-assisted cashless exercise; (iii) subject to certain conditions, the tender of shares of Semnur Common Stock previously owned by the optionholder; (iv) a net exercise of the option; or (v) other legal consideration acceptable to the Semnur Board.

Transferability. Unless the Semnur Board provides otherwise, options generally will not be transferable except by will or the laws of descent and distribution. Subject to approval of the Semnur Board or a duly authorized officer, an option may be transferred pursuant to a domestic relations order.

Plan Administration. The Semnur Board, or a duly authorized committee thereof, will administer the 2024 Stock Option Plan. The Semnur Board, or a duly authorized committee thereof, will, in accordance with the terms of the 2024 Stock Option Plan have the authority to determine: award recipients; how and when each award will be granted; the provisions of each award, including the period of exercisability and the vesting schedule applicable to an award; the number of shares of common stock subject to each award; and the fair market value applicable to an award. If Denali’s shareholders approve the Option Exchange Proposal at the Meeting, following the consummation of the Business Combination, the New Semnur Board, or a duly authorized committee thereof, will administer the 2024 Stock Option Plan with respect to such options and we will also designate a plan administrator to administer the day-to-day operations of the 2024 Stock Option Plan.

Corporate Transactions. The 2024 Stock Option Plan provides that in the event of a corporate transaction (as defined in the 2024 Stock Option Plan), unless otherwise provided in a participant’s award agreement or other written agreement with Semnur or one of Semnur’s affiliates or unless otherwise expressly provided by the Semnur Board at the time of grant, any awards outstanding under the 2024 Stock Option Plan may be assumed, continued or substituted for, in whole or in part, by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by Semnur with respect to Semnur’s common stock issued pursuant to awards may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such awards, then (i) with respect to any such awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such awards will be accelerated in full to a date prior to the effective time of the corporate transaction

(contingent upon the effectiveness of the corporate transaction) as the Semnur Board determines (or, if the Semnur Board does not determine such a date, to the date that is five days prior to the effective time of the corporate transaction), and such awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by Semnur with respect to such awards will lapse (contingent upon the effectiveness of the corporate transaction); and (ii) any such awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the occurrence of the corporate transaction, except that any reacquisition or repurchase rights held by Semnur with respect to such awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

Clawback/Recovery. All awards granted under the 2024 Stock Option Plan will be subject to recoupment in accordance with any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Act or other applicable law and any clawback policy that we otherwise adopt, to the extent applicable and permissible under applicable law. In addition, the Semnur Board may impose such other clawback, recovery or recoupment provisions in an award agreement as the Semnur Board determines necessary or appropriate, including but not limited to a reacquisition right in respect of previously acquired shares of common stock or other cash or property upon the occurrence of cause.

Amendment or Termination. The Semnur Board may accelerate the time at which an award granted under the 2024 Stock Option Plan may first be exercised or the time during which an award grant under the 2024 Stock Option Plan or any part thereof will vest, notwithstanding the provisions in the award agreement stating the time at which it may first be exercised or the time during which it will vest. The Semnur Board will have the authority to amend, suspend, or terminate the 2024 Stock Option Plan at any time, provided that such action does not materially impair the existing rights of any participant without such participant’s written consent. Certain material amendments will also require the approval of Semnur’s stockholders. No options may be granted after the tenth anniversary of the effective date. No awards may be granted under the 2024 Stock Option Plan while it is suspended or after it is terminated.

Emerging Growth Company Status

New Semnur will be an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company, it will be exempted from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of its Chief Executive Officer to the median of the annual total compensation of all of its employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Act.

New Semnur Executive Officer Compensation Following the Business Combination

Following the consummation of the Business Combination, New Semnur intends to develop an executive compensation program that is designed to align compensation with New Semnur’s business objectives and the creation of stockholder value, while enabling New Semnur to attract, retain, incentivize and reward individuals who contribute to the long-term success of New Semnur. Decisions on the executive compensation program will be made by the New Semnur Board and specifically through the New Semnur Board’s Compensation Committee. Semnur expects that the compensation policies followed by New Semnur will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of New Semnur and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its Compensation Committee, the New Semnur Board may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees. In connection with the Business Combination, the Semnur Board retained the services of a compensation consultant, Compensia, to formulate a report and make recommendations regarding our compensation programs and executive compensation levels. The compensation consultant provided our compensation committee with benchmark comparative data for our executive officers with respect to base salaries, target and actual total cash compensation levels, and long-term incentive values. The Semnur Board used the data provided by the compensation consultant to make an initial determination of the competitiveness of total direct compensation for each executive officer to align the cash and equity compensation of our executive officers with the 50th to 75th percentile as compared to our peer group.

New Semnur is currently negotiating the terms of new employment agreements with the individuals that are expected to become the executive officers of New Semnur (the effectiveness of which will be subject to the successful closing of the Business Combination) and it is currently anticipated that, upon the closing of the Business Combination, and based upon the information provided by Compensia and external public resources available to New Semnur, the New Semnur Board will approve the following base salaries, target bonuses on terms and conditions to be determined by the New Semnur Board, the payment of which shall not commence until such time as the Oramed Note has been repaid in full or Oramed has otherwise consented to such compensation arrangements:

	Salary	Target Bonus
Jaisim Shah	$1,100,000	150%
Henry Ji, Ph.D.	$1,100,000	150%
Stephen Ma	$345,000	60%

SEMNUR’S DIRECTOR COMPENSATION

Semnur’s directors during the year ended December 31, 2024 are Dr. Ji and Mr. Shah, Semnur’s Chief Executive Officer and President. Neither Dr. Ji nor Mr. Shah received any compensation for their service as directors of Semnur during such time.

New Semnur Director Compensation Following the Business Combination

It is currently anticipated that, upon the closing of the Business Combination, the New Semnur Board will approve the following compensation for New Semnur’s non-employee directors:

Annual Cash Compensation	Amount
Board Members	$82,500
Chairs of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	$37,500
Members of the Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee	$15,000

Equity Compensation	Number
Initial Stock Options	250,000
Annual Stock Options	100,000

All annual cash compensation amounts for New Semnur’s non-employee directors are expected to be payable in equal quarterly installments in arrears, following the end of each quarter in which the service occurred, pro-rated for any partial months of service. The equity compensation to be paid to New Semnur’s non-employee directors will vest monthly over a period of 48 months from the date of grant with respect to the initial stock option grants and over a period of 12 months from the date of grant with respect to the annual stock option grants, in each case, subject to continued service through each vesting date. Additionally, New Semnur will reimburse each outside director for reasonable travel expenses related to such director’s attendance at meetings of the New Semnur Board and any committees thereof.

New Semnur’s employee directors will not receive additional compensation for their service as a director.

DIRECTORS AND EXECUTIVE OFFICERS OF NEW SEMNUR AFTER THE BUSINESS COMBINATION

The following sets forth certain information, as of the date of this proxy statement/prospectus concerning the persons who are expected to serve as directors and executive officers of New Semnur following the consummation of the Business Combination.

Executive Officers and Directors after the Business Combination

Upon the consummation of the Business Combination, the business and affairs of New Semnur will be managed by or under the direction of the New Semnur Board. The following table sets forth the name, age and position of each of the expected directors and executive officers of New Semnur following the consummation of the Business Combination as of December 31, 2024.

Name	Age	Position(s)
Executive Officers:
Jaisim Shah	65	Chief Executive Officer, President and Director
Henry Ji, Ph.D.	61	Executive Chairperson and Director
Stephen Ma	53	Chief Financial Officer, Senior Vice President and Secretary
Non-employee Directors:
Jay Chun, M.D., Ph.D.(1)	61	Director
Dorman Followwill(1)(2)(3)	62	Director
Yue Alexander Wu, Ph.D.(1)(2)(3)	61	Director

(1)	Member of the New Semnur Audit Committee, effective upon the consummation of the Business Combination.
(2)	Member of the New Semnur Compensation Committee, effective upon the consummation of the Business Combination.
(3)	Member of the New Semnur Nominating and Corporate Governance Committee, effective upon the consummation of the Business Combination.

Executive Officers

Jaisim Shah. Upon consummation of the Business Combination, Mr. Shah will serve as New Semnur’s Chief Executive Officer and President and a member of the New Semnur Board. He has served as Semnur’s President, Chief Executive Officer and a board member since its inception in 2013. Mr. Shah has more than 25 years of global biopharma experience, including over 15 years in senior management leading business development, commercial operations, investor relations, marketing and medical affairs. Mr. Shah has also served as Scilex’s President, Chief Executive Officer and a board member since March 2019, and will continue to serve in these positions after the close of the Business Combination and as a member of the board of directors of Scilex Pharma since November 2016. Prior to his time at Semnur, Mr. Shah was a consultant to several businesses, including Sorrento, and was the Chief Business Officer of Elevation Pharmaceuticals, Inc., where Mr. Shah led a successful sale of Elevation Pharmaceuticals, Inc. to Sunovion Pharmaceuticals Inc. in September 2012. Prior to that, Mr. Shah was president of Zelos Therapeutics, Inc., where he focused on financing and business development. Prior to his time at Zelos Therapeutics, Inc., Mr. Shah was the Senior Vice President and Chief Business Officer at CytRx Corporation, a biopharmaceutical company. Previously, Mr. Shah was Chief Business Officer at Facet Biotech Corporation and PDL BioPharma, Inc., where he completed numerous licensing, partnering and strategic transactions with pharmaceutical and biotech companies. Prior to his time at PDL BioPharma, Inc., Mr. Shah was at Bristol-Myers Squibb Company, most recently as Vice President of Global Marketing where he received the “President’s Award” for completing one of the most significant collaborations in the company’s history. Previously, Mr. Shah was at F. Hoffman-La Roche AG in international marketing and was global business leader for corporate alliances with Genentech, Inc. and IDEC Corporation. Mr. Shah previously served as a director of

Celularity Inc. (Nasdaq: CELU) from June 2017 to July 2021. He has served as a director of Sorrento from September 2013 until November 2023.

Mr. Shah holds a M.A. in Economics from the University of Akron and a M.B.A. from Oklahoma University. The Semnur Board believes that Mr. Shah’s extensive operational, executive and business development experience qualifies him to serve on the New Semnur Board.

Henry Ji, Ph.D. Upon consummation of the Business Combination, Dr. Ji will serve as New Semnur’s Executive Chairperson and a member of the New Semnur Board. He has served as Semnur’s Treasurer and Secretary and a board member since its inception in 2013. Dr. Ji has served as Scilex’s Executive Chairperson and a board member since September 2023 and will continue to serve in these positions after the close of the Business Combination and previously served as Scilex’s Executive Chairperson and board member from March 2019 to August 2023. He currently serves as the Chief Executive Officer of Vivasor Holding Company and Vivasor, Inc. Dr. Ji has served on the board of directors of Scilex Pharma since November 2016 and he served as the Chief Executive Officer of Scilex Pharma from November 2016 to March 2019. He co-founded and served as a director of Sorrento since January 2006, served as its Chief Scientific Officer from November 2008 to September 2012, as its Interim Chief Executive Officer from April 2011 to September 2012, as its Secretary from September 2009 to June 2011, as its Chief Executive Officer and President since September 2012 and as Chairman of its board of directors since August 2017. In 2002, Dr. Ji founded BioVintage, Inc., a research and development company focusing on innovative life sciences technology and product development, and has served as its President since 2002. From 2001 to 2002, Dr. Ji served as Vice President of CombiMatrix Corporation, a publicly-traded biotechnology company that develops proprietary technologies, including products and services in the areas of drug development, genetic analysis, molecular diagnostics and nanotechnology. During his tenure at CombiMatrix Corporation, Dr. Ji was responsible for strategic technology alliances with biopharmaceutical companies. From 1999 to 2001, Dr. Ji served as Director of Business Development, and in 2001 as Vice President of Stratagene Corporation (later acquired by Agilent Technologies, Inc.) where he was responsible for novel technology and product licensing and development. In 1997, Dr. Ji co-founded Stratagene Genomics, Inc., a wholly owned subsidiary of Stratagene Corporation, and served as its President and Chief Executive Officer from its founding until 1999. Dr. Ji previously served as a director of Celularity Inc. (Nasdaq: CELU) from June 2017 to July 2021. Dr. Ji is the holder of several issued and pending patents in the life science research field.

Dr. Ji has a Ph.D. in Animal Physiology from the University of Minnesota and a B.S. in Biochemistry from Fudan University. Dr. Ji has demonstrated significant leadership skills as President and Chief Executive Officer of Stratagene Genomics, Inc. and Vice President of CombiMatrix Corporation and Stratagene Corporation and brings more than 20 years of biotechnology and biopharmaceutical experience to his position on the Semnur Board. The Semnur Board believes that Dr. Ji’s extensive knowledge of the industry in which Semnur operates allows him to bring to the New Semnur Board a broad understanding of the operational and strategic issues New Semnur faces.

Stephen Ma. Upon consummation of the Business Combination, Mr. Ma will serve as New Semnur’s Chief Financial Officer, Senior Vice President and Secretary. Mr. Ma has more than 15 years of finance and operational expertise across pharmaceuticals and venture backed biotechnology companies. Mr. Ma has served as Scilex’s Chief Financial Officer and Senior Vice President since September 2023 and as Scilex’s Corporate Secretary since March 2024 and will continue to serve in these positions after the close of the Business Combination. He previously served as Scilex’s Chief Accounting Officer from May 2023 until his appointment as Scilex’s Chief Financial Officer and as Scilex’s Vice President of Finance from January 2022 to April 2023. Prior to joining Scilex, he served as Director of Finance and Operations for Anwita Biosciences, Inc., a clinical stage company, from August 2019 to January 2022. From May 2016 to August 2019, Mr. Ma served as the Senior Director of Finance and Controller of Semnur. Prior to that, he served as Controller for Globavir and part of the management team that worked on its IPO process. He also served as the Controller for Ardelyx, which went public in 2014. Prior to that, Mr. Ma served in various finance positions at PDL BioPharma, Inc. and Hyperion Therapeutics, Inc. Mr. Ma began his career with more than 10 years in high technology companies and has a wealth of experience in finance, strategic planning, commercial launching, debt financing, public offerings and M&A transactions.

Mr. Ma holds a B.S. in Finance and M.A. in Economics from San Jose State University.

Non-employee Directors

Semnur is currently considering potential candidates to serve as independent directors on the New Semnur Board following the consummation of the Business Combination. The names and business experience of such independent directors and other information relevant to their service on the New Semnur Board will be provided once such directors have been identified.

Jay Chun, M.D., Ph.D. Upon consummation of the Business Combination, Dr. Chun will serve as a member of the New Semnur Board. Dr. Chun has served as a member of Scilex’s board of directors since September 2023. Dr. Chun served as the Chief of Neurosurgery at Overlook Medical Center at Atlantic Health System from June 2015 to June 2023, and as Director of the Atlantic Health Spine Center at Overlook Medical Center from September 2022 to May 2024. Dr. Chun has served as a member of Scilex’s Scientific Advisory Board since August 2021 and previously served as a member of Celularity Inc.’s (Nasdaq: CELU) Scientific Advisory Board from September 2020 to January 2023. Dr. Chun completed his M.D. and Ph.D. at Columbia University College of Physicians and Surgeons. His neurosurgical residency was completed at the University of California at San Francisco, followed by specialization in the discipline of complex and minimally invasive spine surgery at Emory University in Atlanta, Georgia. Dr. Chun is board certified and specializes in complex and minimally invasive spine surgery as well as artificial discs. While a member of the Columbia University faculty from June 1995 to June 1997, Dr. Chun worked in the field of biotechnology. He has received many honors including Medical Research Fellowships from the NIH, working with the late Nobel Laureate Marshall Nirenberg. He received his Ph.D. with Richard Axel, a recipient of the 2004 Nobel Prize. In honor of his stem cell research, he received the NIH Individual National Research Service Award. We believe that Dr. Chun’s extensive scientific background and business experience qualify him to serve on the New Semnur Board.

Dorman Followwill. Upon consummation of the Business Combination, Mr. Followwill will serve as a member of the New Semnur Board. Mr. Followwill has served as a member of Scilex’s board of directors since November 2022. Prior to that, he served as a director of Scilex, Inc. from April 2022 to November 2022, as a director of Sorrento from October 2017 to April 2024 and as its lead independent director from August 2020 to April 2024. From 2016 to September 2020, Mr. Followwill was Senior Partner of Transformational Health at Frost & Sullivan, a business consulting firm involved in market research and analysis, growth strategy consulting and corporate training across multiple industries. Prior to that time, he served in various roles at Frost & Sullivan, including Partner on the Executive Committee managing the P&L of the business in Europe, Israel and Africa, and Partner overseeing the Healthcare and Life Sciences business in North America, since initially joining Frost & Sullivan to help found the Consulting practice in January 1988. Mr. Followwill has more than 30 years of organizational leadership and management consulting experience, having worked on hundreds of consulting projects across all major regions and across multiple industry sectors, each project focused around the strategic imperative of growth. He holds a B.A. from Stanford University in The Management of Organizations. We believe that Mr. Followwill’s extensive knowledge and understanding of the healthcare and life sciences industries qualify him to serve on the New Semnur Board.

Yue Alexander Wu, Ph.D. Upon consummation of the Business Combination, Dr. Wu will serve as a member of the New Semnur Board. Dr. Wu has served as a member of Scilex’s board of directors since September 2023. Dr. Wu is the co-founder and Chief Executive Officer of Cothera Bioscience, Inc., a translation medicine and precision therapeutics company developing cancer therapeutics for previously undruggable targets. He was previously President, Chief Executive Officer and Chief Strategy Officer of Crown Bioscience International, a leading global drug discovery and development solutions company, which he co-founded in 2006, until 2017. From 2004 to 2006, Dr. Wu was Chief Business Officer of Starvax International Inc. in Beijing, China, a biotechnology company focusing on oncology and infectious diseases. From 2001 to 2004, Dr. Wu was a venture capitalist with Burrill & Company where he was head of Asian Activities. Dr. Wu has served as a director of CASI Pharmaceuticals, Inc. (Nasdaq: CASI) since June 2013 and Sorrento from August 2016 to April 2024.

Dr. Wu received his Ph.D. in Molecular Cell Biology and his M.B.A. from University of California at Berkeley. He earned an M.S. in Biochemistry from University of Illinois, Urbana-Champaign and his B.S. in Biochemistry from Fudan University in Shanghai, China. We believe that Dr. Wu’s scientific background and business experience in various roles in the life sciences industry qualify him to serve on the New Semnur Board.

Family Relationships

There are no family relationships among any of the individuals who shall serve as the directors or executive officers of New Semnur following the consummation of the Business Combination.

Sorrento Chapter 11 Filing

On February 13, 2023, Sorrento, together with its wholly owned direct subsidiary, Scintilla Pharmaceuticals, Inc., commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, jointly administered under the caption In re Sorrento Therapeutics, Inc., et al. (Case Number: 23-90085 (DRJ)). While Scilex was majority owned by Sorrento when the voluntary proceedings were commenced, Scilex is not a debtor in Sorrento’s voluntary Chapter 11 filing. As of September 21, 2023, Sorrento no longer held a majority of the voting power of Scilex’s outstanding capital stock entitled to vote.

At the time of the Chapter 11 filing, Dr. Ji, who will serve as New Semnur’s Executive Chairperson and a member of the New Semnur Board, was and continues to serve as Chairman of the board of directors, President and Chief Executive Officer of Sorrento; Mr. Shah, who will serve as New Semnur’s Chief Executive Officer, was serving as a director as Sorrento and served as a director until November 2023; Dr. Wu, who will serve on the New Semnur Board, was serving as a director of Sorrento and served as a director until April 2024; and Mr. Followwill, who will serve on the New Semnur Board, was serving as a director of Sorrento and served as a director until April 2024.

Semnur does not expect that such proceedings will have a material effect on the Business Combination or New Semnur.

Composition of the New Semnur Board

New Semnur’s business and affairs will be managed under the direction of the New Semnur Board. New Semnur anticipates that the New Semnur Board will consist of five members upon closing of the Business Combination. Dr. Ji will serve as Executive Chairperson of the New Semnur Board. The primary responsibilities of the New Semnur Board will be to provide oversight, strategic guidance, counseling and direction to New Semnur’s management. The New Semnur Board will meet on a regular basis and on an ad hoc basis as required.

In accordance with the terms of the Proposed Charter and the Proposed Bylaws, each of which will become effective immediately prior to and upon the completion of the Business Combination, the New Semnur Board will be divided into three classes with staggered three-year terms, as follows:

•	The Class I director will be Jay Chun, M.D., Ph.D. and such director’s term will expire at the annual meeting of stockholders to be held in 2025;

•	The Class II directors will be Dorman Followwill and Yue Alexander Wu, Ph.D. and their term will expire at the annual meeting of stockholders to be held in 2026; and

•	The Class III directors will be Henry Ji, Ph.D. and Jaisim Shah and their term will expire at the annual meeting of stockholders to be held in 2027.

At each annual meeting of stockholders to be held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following their election. The authorized number of directors that shall constitute the New Semnur Board will be determined exclusively by the New Semnur Board; provided that, at any time the Scilex Group beneficially owns, in the aggregate, at least 50% in voting power of the then-outstanding shares of New Semnur’s capital stock entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolutions adopted by the stockholders. Any increase or decrease in the number of directors will be apportioned among the three classes so that, as nearly equal as practicable, each class will consist of one-third of the directors. No decrease in the number of directors constituting the New Semnur Board will shorten the term of any incumbent director. New Semnur’s directors may be removed with or without cause by the affirmative vote of the holders of a majority of voting power of the then-outstanding shares of New Semnur’s capital stock entitled to vote generally in the election of such directors; provided, however, that, from and after the Scilex Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of New Semnur’s capital stock entitled to vote thereon, voting together as a single class.

Subject to applicable law and the Proposed Charter and subject to the rights of the holders of any series of preferred stock of New Semnur, any vacancy on the New Semnur Board may be filled by the New Semnur Board or the stockholders of New Semnur; provided, however, that from and after the Scilex Trigger Event, any such vacancy shall be filled only by the New Semnur Board and not by the stockholders of New Semnur. Any director elected in accordance with the preceding sentence shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.

Controlled Company Exemption

After the completion of the Business Combination, Scilex will continue to control a majority of the voting power for the election of directors. As a result, New Semnur will be a “controlled company” within the meaning of the Nasdaq Listing Rules.

Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including, but not limited to, the requirements (i) that a majority of its board of directors consist of independent directors, (ii) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (iii) that director nominees must be selected or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities. While New Semnur does not presently intend to rely on these exemptions, New Semnur may opt to utilize these exemptions in the future as long as it remains a controlled company. Accordingly, New Semnur stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If New Semnur ceases to be a “controlled company” and its shares of common stock continue to be listed on Nasdaq, New Semnur will be required to comply with these standards and, depending on the New Semnur Board’s independence determination with respect to its then-current directors, New Semnur may be required to add additional directors to the New Semnur Board in order to achieve such compliance within the applicable transition periods. See the section titled “Risk Factors — Following the Business Combination, New Semnur will be a controlled company within the meaning of the Nasdaq Listing Rules and, as a result, will qualify for, and may rely on, exemptions from certain corporate governance requirements. Stockholders of New Semnur may not have the same protection afforded to stockholders of companies that are subject to such governance requirements.”

Director Independence

Under the Nasdaq Listing Rules, a majority of the members of the New Semnur Board must satisfy Nasdaq’s criteria for “independence.” As a “controlled company”, New Semnur is largely exempted from such requirements. Upon the consummation of the Business Combination, the New Semnur Board is expected to determine that each of the directors on the New Semnur Board, other than Dr. Ji and Mr. Shah (as a result of their positions as New Semnur’s Executive Chairperson and New Semnur’s Chief Executive Officer, respectively), will qualify as independent directors, as defined by Rule 5605(a)(2) of the Nasdaq Listing Rules and the New Semnur Board will consist of a majority of “independent directors” as defined under the rules of the SEC and Nasdaq relating to director independence requirements. In addition, New Semnur will be subject to the rules of the SEC and Nasdaq relating to the membership, qualifications and operations of the audit committee, as discussed below.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of Semnur’s governance and management processes. The Semnur Board encourages management to promote a culture that incorporates risk management into its corporate strategy and day-to-day business operations. Management discusses strategic and operational (including cybersecurity) risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Semnur. These risks are then reviewed with the Scilex Board at regular board meetings as part of management presentations covering both Scilex and Semnur that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Effective upon the closing of the Business Combination, the New Semnur Board will be responsible for overseeing the company’s overall risk management process. The responsibility for managing risk rests with executive management while the committees of the New Semnur Board and the New Semnur Board as a whole participate in the oversight process. The New Semnur Board’s risk oversight process builds upon management’s risk assessment and mitigation processes, which include reviews of long-term strategic and operational planning, executive development and evaluation, regulatory and legal compliance and financial reporting and internal controls with respect to areas of potential material risk, including operations, finance, legal, regulatory, cybersecurity, strategic and reputational risk.

Board Leadership Structure

The Proposed Bylaws will provide the New Semnur Board with the discretion to combine or separate the positions of Chief Executive Officer and Executive Chairperson of the New Semnur Board. The Semnur Board is, and the New Semnur Board is expected to be, chaired by Dr. Ji. The New Semnur Board believes that separation of the positions of Chief Executive Officer and Executive Chairperson of the New Semnur Board creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of the New Semnur Board as a whole. New Semnur believes that this separation of responsibilities will provide a balanced approach to managing the New Semnur Board and overseeing the company. However, the New Semnur Board will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.

Board Diversity

In evaluating a director candidate’s qualifications, the New Semnur Board will assess whether a candidate possesses the integrity, judgment, knowledge, experience, skills and expertise that are likely to enhance New Semnur’s ability, as well as the ability of the committees of the New Semnur Board, to manage and direct New Semnur’s affairs and business. The New Semnur Board may consider many factors, such as personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly-held company; and experience as a board member or executive officer of another publicly-held company. In addition, the New Semnur Board may consider diversity in identifying potential director nominees, including diversity of expertise and experience in substantive matters pertaining to New Semnur’s business relative to other board members and diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience.

Committees of the New Semnur Board

Effective upon the closing of the Business Combination, the New Semnur Board will reconstitute the audit committee, compensation committee and nominating and corporate governance committee. The New Semnur Board will adopt a new charter for each of these committees, which will comply with the applicable requirements of current Nasdaq Listing Rules. Following the closing of the Business Combination, copies of the charters for each committee will be available on the investor relations portion of New Semnur’s website. The composition and responsibilities of each of the committees of the New Semnur Board are as set forth below. Members will serve on these committees until their resignation or removal or until otherwise determined by the New Semnur Board.

Audit Committee

New Semnur’s audit committee will consist of Jay Chun, M.D., Ph.D., Dorman Followwill and Yue Alexander Wu, Ph.D., with Dorman Followwill serving as the chairperson of the committee. Each of the members of the audit committee will satisfy the independence requirements under the applicable Nasdaq Listing Rules and SEC rules. Each member of the audit committee can read and understand fundamental financial statements under the applicable rules and regulations of the SEC and Nasdaq Listing Rules.

The responsibilities of the audit committee will be included in a written charter. The audit committee will assist the New Semnur Board in fulfilling the New Semnur Board’s oversight responsibilities with respect to New Semnur’s accounting and financial reporting processes, the systems of internal control over financial reporting and audits of financial statements and reports, the performance of New Semnur’s internal audit function, the quality and integrity of New Semnur’s financial statements and reports, the qualifications, independence and performance of New Semnur’s independent registered public accounting firm, and New Semnur’s compliance with legal and regulatory requirements. For this purpose, the audit committee performs several functions. The audit committee’s responsibilities will include, among others:

•

appointing, determining the compensation of, retaining, overseeing and evaluating New Semnur’s independent registered public accounting firm and any other registered public accounting firm engaged for the purpose of performing other review or attest services for New Semnur;

•

prior to commencement of the audit engagement, reviewing and discussing with the independent registered public accounting firm a written disclosure by the prospective independent registered public accounting firm of all relationships between New Semnur, or persons in financial oversight roles with New Semnur, and such independent registered public accounting firm or their affiliates;

•	determining and approving engagements of the independent registered public accounting firm, prior to commencement of the engagement, and the scope of and plans for the audit;

•	monitoring the rotation of partners of the independent registered public accounting firm on New Semnur’s audit engagement;

•

reviewing with management and the independent registered public accounting firm any fraud that includes management or other employees who have a significant role in New Semnur’s internal control over financial reporting and any significant changes in internal controls;

•

establishing and overseeing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting, auditing or internal control matters;

•	reviewing the results of management’s efforts to monitor compliance with New Semnur’s programs and policies designed to ensure compliance with laws and rules;

•

overseeing New Semnur’s programs, policies and procedures related to New Semnur’s information technology systems, information security risk management and information technology risk exposures, and the steps taken to monitor, mitigate and control such exposures and the Company’s plans to mitigate cybersecurity risks and to respond to data breaches; and

•

reviewing and discussing with management and the independent registered public accounting firm the results of the annual audit and the independent registered public accounting firm’s assessment of the quality and acceptability of New Semnur’s accounting principles and practices and all other matters required to be communicated to the audit committee by the independent registered public accounting firm under generally accepted accounting standards, the results of the independent registered public accounting firm’s review of New Semnur’s quarterly financial information prior to public disclosure and New Semnur’s disclosures in its periodic reports filed with the SEC.

Dorman Followwill will qualify as an audit committee financial expert within the meaning of SEC regulations and each of Jay Chun, M.D., Ph.D., Dorman Followwill and Yue Alexander Wu, Ph.D. will meet the financial sophistication requirements under the Nasdaq Listing Rules. New Semnur’s independent registered public accounting firm and New Semnur management will periodically meet separately with the audit committee.

The audit committee will review, discuss and assess its own performance and composition at least annually. The audit committee will also periodically review and assesses the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Semnur Board for its consideration and approval.

The composition and functioning of the audit committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Semnur intends to comply with future requirements to the extent they become applicable to New Semnur.

Compensation Committee

New Semnur’s compensation committee will consist of Dorman Followwill and Yue Alexander Wu, Ph.D., with Yue Alexander Wu, Ph.D. serving as the chairperson of the committee. Dorman Followwill and Yue Alexander Wu, Ph.D. will each satisfy the independence requirements under the Nasdaq Listing Rules. Each of the members of the compensation committee will be a non-employee director as defined in Rule 16b-3 promulgated under the Exchange Act and will satisfy Nasdaq independence requirements. The compensation committee will act on behalf of the New Semnur Board to fulfill the New Semnur Board’s responsibilities in overseeing the company’s compensation policies, plans and programs; and in reviewing and determining the compensation to be paid to the executive officers and non-employee directors of New Semnur. The responsibilities of the compensation committee are included in its written charter. The compensation committee’s responsibilities will include, among others:

•

reviewing, modifying and approving (or, if it deems appropriate, making recommendations to the New Semnur Board regarding) New Semnur’s overall compensation strategy and policies, to assure that they promote stockholder interests and support the Company’s strategic and tactical objectives, and that they provide for appropriate rewards and incentives for the Company’s management and employees;

•	reviewing, modifying and approving corporate performance goals and objectives relevant to the compensation of New Semnur’s executive officers and other senior management;

•

determining and approving (or, if it deems appropriate, recommending to the New Semnur Board for determination and approval) the compensation and terms of employment of New Semnur’s Chief Executive Officer, including seeking to achieve an appropriate level of risk and reward in determining the long-term incentive component of the compensation of the Chief Executive Officer;

•

determining and approving (or, if it deems appropriate, recommending to the New Semnur Board for determination and approval) the compensation and terms of employment of New Semnur’s executive officers and other members of senior management;

•	reviewing and approving (or, if it deems appropriate, making recommendations to the New Semnur Board regarding) the terms of employment agreements and severance agreements,

•	change-of-control protections and other compensatory arrangements for New Semnur’s executive officers and other members of senior management;

•	conducting periodic reviews of the base compensation levels of all of New Semnur’s employees generally;

•	reviewing and approving compensation programs as well as the type and amount of compensation to be paid or awarded to non-employee directors;

•

reviewing and approving the adoption, amendment and termination of New Semnur’s stock option plans, stock appreciation rights plans, pension and profit sharing plans, incentive plans, stock bonus plans, stock purchase plans, bonus plans, deferred compensation plans, 401(k) plans, supplemental retirement plans and similar programs, if any, and the aggregate cash amounts and numbers of shares to be paid or reserved for issuance thereunder; and administering all such plans, establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and exercising such other power and authority as may be permitted or required under such plans;

•

reviewing New Semnur’s incentive compensation arrangements to determine whether such arrangements encourage excessive risk-taking, reviewing and discussing at least annually the relationship between New Semnur’s risk management policies and practices and compensation and evaluating compensation policies and practices that could mitigate any such risk; and

•

reviewing human capital management strategies, programs and policies, including, but not limited to, those regarding recruitment, retention, career development, diversity, equity and inclusion, pay equity, workplace culture and employee engagement.

In addition, once New Semnur ceases to be an “emerging growth company,” as defined in the JOBS Act, the responsibilities of the compensation committee will also include:

•

reviewing and discussing with appropriate executive officers of New Semnur compensation-related proposals to be considered at New Semnur’s annual meeting, including the Say on Pay Vote and the frequency of the Say on Pay Vote, and the results of any stockholder advisory votes and, based on such discussions, providing recommendations to the New Semnur Board; and

•

reviewing and discussing with management New Semnur’s Compensation Discussion and Analysis, and recommending to the New Semnur Board that the Compensation Discussion and Analysis be approved for inclusion in New Semnur’s annual reports on Form 10-K, registration statements, New Semnur’s annual meeting proxy statements and information statements.

Under its charter, the compensation committee may form, and delegate authority to, subcommittees as appropriate. The compensation committee will review, discuss and assess its own performance and composition at least annually. The compensation committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Semnur Board for its consideration and approval.

The composition and functioning of the compensation committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Semnur intends to comply with future requirements to the extent they become applicable to New Semnur.

Nominating and Corporate Governance Committee

New Semnur’s nominating and corporate governance committee will consist of Dorman Followwill and Yue Alexander Wu, Ph.D., with Dorman Followwill serving as the chairperson of the committee. Dorman Followwill and Yue Alexander Wu, Ph.D. will each satisfy the independence requirements under the Nasdaq Listing Rules. The responsibilities of the nominating and corporate governance committee are included in its written charter. The nominating and corporate governance committee will act on behalf of the New Semnur Board to fulfill the New Semnur Board’s responsibilities in overseeing all aspects of the company’s nominating and corporate governance functions. The responsibilities of the nominating and corporate governance committee will include, among others:

•	making recommendations to the New Semnur Board regarding corporate governance issues;

•	identifying, reviewing and evaluating candidates to serve as directors (consistent with criteria approved by the New Semnur Board);

•	determining the minimum qualifications for service on the New Semnur Board;

•	reviewing and evaluating incumbent directors;

•	instituting and overseeing director orientation and director continuing education programs;

•	serving as a focal point for communication among candidates to the New Semnur Board, non-committee directors and New Semnur’s management;

•

recommending to the New Semnur Board for selection candidates to serve as nominees for director for the annual meeting of stockholders and to fill any vacancies on the New Semnur Board and any committees thereof;

•	making other recommendations to the New Semnur Board regarding matters relating to the directors;

•	overseeing succession plans for New Semnur’s Chief Executive Officer and its other executive officers;

•

reviewing and overseeing matters of corporate responsibility and sustainability, including potential long- and short-term trends and impacts to New Semnur’s business of environmental, social and governance issues, and its public reporting on these topics;

•	considering any recommendations for nominees and proposals submitted by stockholders; and

•	monitoring and recommending modifications to New Semnur’s insider trading policy, if necessary or advisable, to the New Semnur Board.

The nominating and corporate governance committee will periodically review, discuss and assess the performance of the New Semnur Board and the committees of the New Semnur Board. In fulfilling this responsibility, the nominating and corporate governance committee will seek input from senior management, the New Semnur Board and others. In assessing the New Semnur Board, the nominating and corporate governance committee will evaluate the overall composition of the New Semnur Board, the New Semnur Board’s contribution as a whole and its effectiveness in serving New Semnur’s best interests and the best interests of New Semnur’s stockholders. The nominating and corporate governance committee will review, discuss and assess its own performance and composition at least annually. The nominating and corporate governance committee will also periodically review and assess the adequacy of its charter, including its role and responsibilities as outlined in its charter, and recommend any proposed changes to the New Semnur Board for its consideration and approval.

The composition and functioning of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act and all applicable SEC rules and Nasdaq Listing Rules. New Semnur intends to comply with future requirements to the extent they become applicable to New Semnur.

Code of Business Conduct and Ethics

New Semnur intends to adopt a written code of business conduct and ethics, effective immediately prior to the closing of the Business Combination, which will apply to New Semnur’s directors, officers and employees, including New Semnur’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of the Business Combination, a current copy of New Semnur’s code of business conduct and ethics will be posted on its website at www.semnurpharma.com. Information contained on or accessible through such website is not a part of this proxy statement/prospectus, and the inclusion of the website address in this proxy statement/prospectus is an inactive textual reference only. New Semnur intends to disclose any amendments to its code of business conduct and ethics, or any waivers of its requirements, on its website to the extent required by the applicable rules and exchange requirements.

Compensation Committee Interlocks and Insider Participation

None of the intended members of New Semnur’s compensation committee is currently, or has been at any time in the past year, one of Semnur’s officers or employees. Other than Dr. Ji and Mr. Shah, none of New Semnur’s expected executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the New Semnur Board or compensation committee. Please see the section of this proxy statement/prospectus titled “Semnur’s Executive Compensation” for information regarding the compensation of Dr. Ji and Mr. Shah.

Limitation of Liability and Indemnification of Directors and Officers

The Proposed Charter and the Proposed Bylaws, which will become effective immediately prior to the consummation of the Business Combination, will contain provisions that limit the liability of New Semnur’s directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, New Semnur’s directors will not be personally liable to New Semnur or its stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to New Semnur or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL;

•	any transaction from which the director derived an improper personal benefit; or

•	with respect to any officer, any action by or in the right of the corporation.

The Proposed Charter will also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of New Semnur’s directors or officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Bylaws will provide that New Semnur shall indemnify any person who is or was a director or officer of New Semnur or who is or was serving at New Semnur’s request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (a “Covered Person”), and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of New Semnur or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of New Semnur), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by New Semnur) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Proposed Bylaws will provide that New Semnur may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at New Semnur’s expense, to protect New Semnur and any person who is or was a director, officer, employee or agent of New Semnur or is or was a director, officer, employee or agent of New Semnur serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not New Semnur would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Proposed Bylaws.

Upon the consummation of the Business Combination, New Semnur expects to enter into indemnification agreements with each of its directors and executive officers as determined by the New Semnur Board. These agreements, among other things, will require New Semnur to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Semnur to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. New Semnur believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. New Semnur will also maintain directors’ and officers’ liability insurance.

The above description of the indemnification provisions of the Proposed Charter, the Proposed Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Certain of New Semnur’s non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of the New Semnur Board.

The limitation of liability and indemnification provisions in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against New Semnur’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Semnur’s directors and officers, even though an action, if successful, might benefit New Semnur and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent New Semnur pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, New Semnur has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

At present, there is no pending litigation or proceeding involving any of Semnur’s or New Semnur’s directors or executive officers as to which indemnification is required or permitted, and Semnur and New Semnur are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding (i) the beneficial ownership of Denali Class A Ordinary Shares and Denali Class B Ordinary Shares, as of June 30, 2025 and (ii) the expected beneficial ownership of New Semnur Common Stock immediately after the consummation of the Business Combination, assuming none of the outstanding public shares are redeemed (the “no redemptions” scenario), and alternatively, assuming all of the outstanding public shares are redeemed (the “maximum redemptions” scenario), by:

•

each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Denali to be the beneficial owner of more than 5% of shares of Denali Class A Ordinary Shares pre-Business Combination;

•	each person or “group” known by Denali who is expected to be the beneficial owner of more than 5% of New Semnur Common Stock immediately post-Business Combination;

•	each of Denali’s current executive officers and directors, and all current executive officers and directors of Denali as a group, in each case pre-Business Combination; and

•

each person who will become an executive officer or director of New Semnur, and all persons who will become executive officers and directors of New Semnur as a group, in each case pre-Business Combination.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Unless otherwise indicated, Denali believes, based on information available to it, that all persons named in the table below have sole voting and investment power with respect to all Denali Ordinary Shares beneficially owned by them.

The beneficial ownership of Denali Ordinary Shares pre-Business Combination is based on 2,616,239 Denali Ordinary Shares issued and outstanding as of June 30, 2025 (consisting of 29,117 Denali Class A Ordinary Shares, 14,622 Denali Class A Ordinary Shares underlying the Public Units, 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units and 2,062,500 Denali Class B Ordinary Shares).

The beneficial ownership of securities pre-Business Combination and post-Business Combination excludes the shares underlying the Public Warrants and the Denali Private Placement Warrants because those securities are not exercisable within 60 days of this proxy statement/prospectus.

The expected beneficial ownership of New Semnur Common Stock and New Semnur Preferred Stock post-Business Combination set forth below reflects a “no redemptions” scenario and a “maximum redemptions” scenario.

•

Under the “no redemptions” scenario, the expected beneficial ownership of New Semnur Common Stock and New Semnur Series A Preferred Stock immediately following the closing of the Business Combination has been determined based on the following assumptions: (i) that none of the 43,739 public shares (consisting of (a) 29,117 Denali Class A Ordinary Shares and (b) 14,622 Denali Class A Ordinary Shares underlying the Public Units) are redeemed; (ii) that none of the investors set forth in the table below has purchased or purchases shares of Denali Ordinary Shares (pre-Business Combination) or New Semnur Common Stock or New Semnur Series A Preferred Stock (post-Business Combination); (iii) that a maximum of 6,000,000 shares of New Semnur Series A Preferred Stock are issued in the Business Combination as Preferred Consideration; and (iv) that there will be an aggregate of 234,126,025 shares of New Semnur Common Stock issued and outstanding, which number of shares of New Semnur Common Stock is comprised of (a) the 2,616,239 Denali Ordinary Shares currently outstanding (consisting of 29,117 Denali Class A Ordinary Shares outstanding, 14,622 Denali Class A

Ordinary Shares underlying the Public Units, 510,000 Denali Private Placement Shares underlying the Denali Private Placement Units and 2,062,500 Denali Class B Ordinary Shares) are exchanged for a corresponding number of shares of New Semnur Common Stock in connection with the Business Combination; (b) an aggregate of 200,600,000 shares of New Semnur Common Stock that are issued to Scilex and certain of its subsidiaries in the Business Combination (such number of shares being based upon (1) 200,000,000 shares of New Semnur Common Stock issued as Merger Consideration and (2) a maximum of 600,000 shares of New Semnur Common Stock issued in connection with the exchange of a maximum of 6,000,000 shares of Semnur Preferred Stock as Preferred Consideration)); (c) 86,625 shares of New Semnur Common Stock issued to the Denali Underwriters pursuant to the Deferred Discount Agreement at Closing; (d) an aggregate of 30,500,000 shares of New Semnur Common Stock that are issued to consultants and services providers in the Business Combination pursuant to the terms of the Merger Agreement; and (e) that the Denali Promissory Notes are converted into 323,161 shares of New Semnur Common Stock in connection with Closing.

•

Under the “maximum redemptions” scenario, the expected beneficial ownership of New Semnur Common Stock and New Semnur Series A Preferred Stock immediately following closing of the Business Combination has been determined based on the following assumptions (i) that all 43,739 public shares (consisting of (a) 29,117 Denali Class A Ordinary Shares and (b) 14,622 Denali Class A Ordinary Shares underlying the Public Units) are redeemed; (ii) that none of the investors set forth in the table below has purchased or purchases shares of Denali Ordinary Shares (pre-Business Combination) or New Semnur Common Stock or New Semnur Series A Preferred Stock (post-Business Combination); (iii) that a maximum of 6,000,000 shares of New Semnur Series A Preferred Stock are issued in the Business Combination as Preferred Consideration; and (iv) that there will be an aggregate of 234,082,286 shares of New Semnur Common Stock issued and outstanding, which number of shares of New Semnur Common Stock is comprised of (a) the 2,572,500 Denali Ordinary Shares currently outstanding are exchanged for a corresponding number of shares of New Semnur Common Stock in connection with the Business Combination; (b) an aggregate of 200,600,000 shares of New Semnur Common Stock that are issued to Scilex and certain of its subsidiaries in the Business Combination; (c) 86,625 shares of New Semnur Common Stock issued to the Denali Underwriters pursuant to the Deferred Discount Agreement at Closing; (d) an aggregate of 30,500,000 shares of New Semnur Common Stock that are issued to consultants and services providers in the Business Combination pursuant to the terms of the Merger Agreement; and (e) that the Denali Promissory Notes are fully converted into 323,161 shares of New Semnur Common Stock in connection with Closing.

								Post-Business Combination
	Pre-Business Combination							Assuming No Redemptions						Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Denali Class A Ordinary Shares Beneficially Owned		% of Class	Number of Denali Class B Ordinary Shares Beneficially Owned		% of Class	% of Voting Power**	Shares of New Semnur Common Stock Beneficially Owned		% of Class	Shares of New Semnur Preferred Stock Beneficially Owned	% of Class	% of Voting Power**	Shares of New Semnur Common Stock Beneficially Owned		% of Class	Shares of New Semnur Preferred Stock Beneficially Owned	% of Class	% of Voting Power**
Directors and executive officers of Denali prior to the Business Combination(1)
Lei Huang	—		—	50,000		2.42%	1.91%	50,000		*	—	—	*	50,000		*	—	—	*
You (“Patrick”) Sun	—		—	20,000		*	*	20,000		*	—	—	*	20,000		*	—	—	*
Huifeng Chang	—		—	20,000		*	*	20,000		*	—	—	*	20,000		*	—	—	*
Jim Mao	—		—	20,000		*	*	20,000		*	—	—	*	20,000		*	—	—	*
Kevin Vassily	—		—	20,000		*	*	20,000		*	—	—	*	20,000		*	—	—	*
All directors and executive officers of Denali as a group prior to the Business Combination (five individuals)	—		—	130,000		6.30%	4.97%	130,000		*	—	—	*	130,000		*	—	—	*
Directors and executive officers of New Semnur after consummation of the Business Combination(2)
Henry Ji, Ph.D.	—		—	—		—	—	3,895,833	(3)	1.64%	—	—	1.60%	3,894,833	(3)	1.65%	—	—	1.60%
Jaisim Shah	—		—	—		—	—	3,895,833	(4)	1.64%	—	—	1.60%	3,895,833	(4)	1.65%	—	—	1.60%
Stephen Ma	—		—	—		—	—	458,333	(5)	*	—	—	*	458,333	(5)	*	—	—	*
Jay Chun, M.D., Ph.D.	—		—	—		—	—	—		*	—	—	*	—		*	—	—	*
Dorman Followwill						—	—	—		*	—	—	*	—		*	—	—	*
Yue Alexander Wu, Ph.D.						—	—	—		*	—	—	*	—		*	—	—	*
Directors and executive officers of New Semnur after consummation of the Business Combination as a group (6 individuals)	—		—	—		—	—	8,249,999		3.40%	—	—	3.32%	8,249,999		3.40%	—	—	3.32%
Five percent holders
Denali Capital Global Investment LLC(6)	510,000	(7)	92.10%	1,432,500	(8)	69.45%	74.25%	2,111,341	(9)	*	—	—	*	2,111,341	(9)	*	—	—	*
Scilex Holding Company(10)	—		—	500,000		24.24%	19.11%	201,118,000	(11)	85.90%	6,000,000	100%	86.25%	201,118,000	(11)	85.92%	6,000,000	100%	86.27%
Mizuho Financial Group, Inc.(12)	493,672		89.15%	—		—	18.87%	493,672		*	—	—	*	493,672		*	—	—	*
TD Securities (USA) LLC(13)	80,000		14.45%	—		—	3.06%	80,000		*	—	—	*	80,000		*	—	—	*

*	Less than 1%
**

Calculated based on the total number of voting shares outstanding. Pre-Business Combination, this includes all outstanding Denali Class A Ordinary Shares and Denali Class B Ordinary Shares, as both classes generally have one vote per share and vote as a single class on all matters submitted to stockholders for approval, subject to certain exceptions, including the Domestication Proposal. Post-Business Combination, this includes all shares of New Semnur Common Stock and New Semnur Series A Preferred Stock, as both classes will have one vote per share and vote as a single class.

(1)	The business address of each of the following individuals is 437 Madison Avenue, 27th Floor, New York, New York 10022.

(2)	The business address of each of the following individuals is 960 San Antonio Road, Palo Alto, CA 94303.
(3)	Consists of 3,895,833 shares subject to options exercisable within 60 days of June 30, 2025 (assuming approval of the Option Exchange Proposal and closing of the Business Combination).
(4)	Consists of 3,895,833 shares subject to options exercisable within 60 days of June 30, 2025 (assuming approval of the Option Exchange Proposal and closing of the Business Combination).
(5)	Consists of 458,333 shares subject to options exercisable within 60 days of June 30, 2025 (assuming approval of the Option Exchange Proposal and closing of the Business Combination).
(6)

Jiandong (Peter) Xu is the manager and controlling member of the Sponsor. As such, each of the Sponsor and Mr. Xu may be deemed to share beneficial ownership of the ordinary shares held directly by the Sponsor. Mr. Xu disclaims any beneficial ownership of the ordinary shares held directly by the Sponsor, and disclaims any beneficial ownership of such shares other than to the extent of any pecuniary interest each may have therein, directly or indirectly. The business address of the Sponsor is 437 Madison Avenue, 27th Floor, New York, New York 10022.

(7)	Consists of shares issuable upon separation of the Denali Private Placement Units which will automatically occur at Closing.
(8)	Consists solely of founder shares.
(9)

Consists of (i) 1,432,500 shares of New Semnur Common Stock based on the Exchange Ratio, (ii) 510,000 shares of New Semnur Common Stock issued upon the automatic separation of the Denali Private Placement Units into its component parts upon Closing and (iii) 167,337 shares of New Semnur Common Stock issued upon the assumed conversion of the Working Capital Loans in connection with Closing.

(10)	The business address of Scilex is 960 San Antonio Road, Palo Alto, CA 94303.
(11)

Consists of (i) 200,000,000 shares of New Semnur Common Stock issued as Merger Consideration, (ii) 600,000 shares of New Semnur Common Stock issued as Preferred Consideration, (iii) 18,000 shares of New Semnur Common Stock issued upon the assumed conversion of the Scilex Convertible Note in connection with Closing, which is the maximum number of shares that may be issued upon the conversion of the Scilex Convertible Note, and (iv) 500,000 shares of New Semnur Common Stock issued in exchange for 500,000 shares of Denali Ordinary Shares upon Closing.

(12)

This information is based solely on a Schedule 13G filed by Mizuho Financial Group, Inc. (“Mizuho”) with the SEC on February 14, 2023. Mizuho has sole voting power of 493,672 shares and sole dispositive power of 493,672 shares. The number of shares held by Mizuho is reported as of December 31, 2022, as stated in the Schedule 13G, which does not reflect any redemption of shares by Mizuho in connection with extensions of the deadlines to complete the Business Combination or the Business Combination itself, or any other transactions after December 31, 2022. The business address of such holder is 1-5-5, Otemachi, Chiyoda-ku, Tokyo 100-8176, Japan. West 55th Street, Suite 30A, New York, New York 10019.

(13)

This information is based solely on a Schedule 13G filed by TD Securities (USA) LLC, Cowen Financial Products LLC, TD Group US Holdings LLC, Toronto Dominion Bank and Toronto Dominion Holdings Bank (the “TD Reporting Persons”) with the SEC on December 26, 2024. TD Securities (USA) LLC has sole voting power of 30,000 shares and Cowen Financial Products LLC has sole voting power of 50,000 shares. The number of shares held by the TD Reporting Persons is reported as of December 16, 2024, as stated in the Schedule 13G, which does not reflect any redemption of shares by the TD Reporting Persons in connection with the Business Combination itself, or any other transactions after December 16, 2024. The business address of such holder is One Vanderbilt Avenue, New York, New York 10017.

DESCRIPTION OF DENALI’S SECURITIES

Unless the context otherwise requires, for purposes of this section, the terms “we,” “us,” “our,” “the Company” or “Denali” refer to Denali Capital Acquisition Corp. prior to the consummation of the Business Combination.

As of March 17, 2023, Denali had the following three classes of its securities registered under Section 12 of the Exchange Act: (i) Denali Class A Ordinary Shares, (ii) redeemable Warrants, each whole warrant exercisable for one Denali Class A Ordinary Share at an exercise price of $11.50 per share, subject to adjustment, and (iii) Units, consisting of one Denali Class A Ordinary Share and one redeemable warrant to purchase one Denali Class A Ordinary Share.

We are a Cayman Islands exempted company and our affairs are governed by our amended and restated memorandum and articles of association, the Companies Act and the common law of the Cayman Islands. Pursuant to our amended and restated memorandum and articles of association, we are authorized to issue 200,000,000 Denali Class A Ordinary Shares, $0.0001 par value, and 20,000,000 Denali Class B Ordinary Shares, $0.0001 par value, as well as 1,000,000 preference shares, $0.0001 par value each. The following description summarizes the material terms of our shares as set out more particularly in our amended and restated memorandum and articles of association. Because it is only a summary, it may not contain all the information that is important to you.

Public Units

Each Public Unit consists of one Denali Class A Ordinary Share and one Public Warrant. Each whole Public Warrant consists of one redeemable warrant entitling the holder thereof to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as described herein.

The Denali Class A Ordinary Shares and Public Warrants comprising the Public Units, upon election of the public shareholders, began separate trading on May 31, 2022. Commencing on that date, holders have the option to continue to hold Public Units or separate their Public Units into the component securities. Holders will need to have their brokers contact our transfer agent in order to separate the Public Units into Denali Class A Ordinary Shares and Public Warrants. No fractional Warrants will be issued upon separation of the Public Units and only whole Public Warrants will trade. As of April 17, 2025, there are 14,622 Public Units issued and outstanding.

Ordinary Shares

Ordinary shareholders of record are entitled to one vote for each share held on all matters to be voted on by shareholders; provided that holders of Denali Class B Ordinary Shares will have ten votes per share solely with respect to the Domestication Proposal. Except as described below, holders of Denali Class A Ordinary Shares and holders of the Denali Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders except as required by law. Unless specified in our amended and restated memorandum and articles of association, or as required by applicable provisions of the Companies Act or applicable stock exchange rules, an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company to approve any such matter voted on by our shareholders. Approval of certain actions require a special resolution under Cayman Islands law and pursuant to our amended and restated memorandum and articles of association, being the affirmative vote of at least two-thirds of our ordinary shares that are voted; such actions include amending our amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. Our board of directors is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being appointed in each year. There is no cumulative voting with respect to the appointment of directors, with the result that the holders of more than 50% of the shares voted for the appointment of directors can appoint all of the directors. Our shareholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor. Prior to our initial business combination, (i) only holders of the Denali Class B Ordinary Shares will have the right to vote on the appointment of directors and (ii) in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two-thirds of the votes of all ordinary shares voted at a general meeting), holders of the Denali Class B Ordinary Shares will have ten votes for every Denali Class B Ordinary Share and holders of the Denali Class A Ordinary Shares will have one vote for every Denali Class A Ordinary Share. Prior to the consummation of a business combination, these provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by not less than 90% of our ordinary shares who attend and vote at our general meeting which shall include the affirmative vote of a simple majority of the Denali Class B Ordinary Shares. Holders of our public shares will not be entitled to vote on the appointment of directors prior to the initial business combination. In addition, prior to the completion of an initial business combination, holders of a majority of the Denali Class B Ordinary Shares may remove a member of the board of directors for any reason. In connection with our initial business combination, we may enter into a shareholders agreement or other arrangements with the shareholders of the target with respect to voting and other corporate governance matters following completion of the initial business combination.

Because our amended and restated memorandum and articles of association authorize the issuance of up to 200,000,000 Denali Class A Ordinary Shares, if we were to enter into a business combination, we may (depending on the terms of such a business combination) be required to increase the number of Denali Class A Ordinary Shares which we will be authorized to issue at the same time as our shareholders vote on the business combination to the extent we seek shareholder approval in connection with our initial business combination.

There is no requirement under the Companies Act for us to hold annual or extraordinary general meetings to appoint directors. We may not hold an annual general meeting to appoint new directors prior to the consummation of our initial business combination. Prior to the completion of an initial business combination, any vacancy on the board of directors may be filled by a nominee chosen by holders of a majority of Denali Class B Ordinary Shares. In addition, prior to the completion of an initial business combination, holders of a majority of Denali Class B Ordinary Shares may remove a member of the board of directors for any reason.

We will provide our public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of our initial business combination at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of our initial business combination, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, if any, divided by the number of the then-issued and outstanding public shares, subject to the limitations described herein. The amount in the trust account was initially $10.20 per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriters. The redemption rights will include the requirement that a beneficial owner must identify itself in order to validly redeem its shares. The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Denali Ordinary Shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (the “Shareholder Extension Period”) (A) that would modify the substance or timing of our obligation to provide holders of Denali Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable) or (B) with respect to any other provision relating to the rights of holders of Denali Class A Ordinary Shares. Unlike many blank check companies that hold shareholder votes and conduct proxy solicitations in conjunction with their initial business combinations and provide for related redemptions of public shares for cash upon completion of such initial business combinations even when a vote is not required by law, if a shareholder vote is not required by applicable law or stock exchange listing requirements and we do not decide to hold a shareholder vote for business or other reasons, we will, pursuant to our amended and restated memorandum and articles of association, conduct the redemptions pursuant to the tender offer rules of the SEC, and file tender offer documents with the SEC prior to completing our initial business combination. Our amended and restated memorandum and articles of association require these tender offer documents to contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under the SEC’s proxy rules. If, however, a shareholder approval of the transaction is required by applicable law or stock exchange listing requirements, or we decide to obtain shareholder approval for business or other reasons, we will, like many blank check companies, offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. However, the participation of the Sponsor, officers, directors, advisors or their affiliates in privately-negotiated transactions, if any, could result in the approval of our initial business combination even if a majority of our public shareholders vote, or indicate their intention to vote, against such initial business combination. For purposes of seeking approval of the majority of our issued and outstanding ordinary shares, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. Our amended and restated memorandum and articles of association require that at least five clear days’ notice will be given of any general meeting.

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in the IPO (the “Excess Shares”), without our prior consent. However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination. Our shareholders’ inability to redeem the Excess Shares will reduce their influence over our ability to complete our initial business combination, and such shareholders could suffer a material loss in their investment if they sell such Excess Shares on the open market. Additionally, such shareholders will not receive redemption distributions with respect to the Excess Shares if we complete our initial business combination. And, as a result, such shareholders will continue to hold that number of shares exceeding 15% and, in order to dispose such shares would be required to sell their shares in open market transactions, potentially at a loss.

If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. In such case, the Sponsor and each director and executive officer have agreed to vote their founder shares and public shares in favor of our initial business combination. Additionally, each public shareholder may elect to redeem their public shares irrespective of whether they vote for or against the proposed transaction or vote at all.

Pursuant to our amended and restated memorandum and articles of association, if we have not consummated an initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. The Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their rights to liquidating distributions from the trust account with respect to any founder shares they hold if we fail to consummate an initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable), although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame. Our amended and restated memorandum and articles of association provide that, if we wind up for any other reason prior to the consummation of our initial business combination, we will follow the foregoing procedures with respect to the liquidation of the trust account as promptly as reasonably possible but not more than ten business days thereafter, subject to applicable Cayman Islands law.

In the event of our liquidation, dissolution or winding up after a business combination, our shareholders are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision is made for each class of shares, if any, having preference over the ordinary shares. Our shareholders have no preemptive or other subscription rights. There are no sinking fund provisions applicable to the ordinary shares, except that we will provide our public shareholders with the opportunity to redeem their public shares for cash at a per share price equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our franchise and income taxes, if any, divided by the number of the then-issued and outstanding public shares, upon the completion of our initial business combination, subject to the limitations described herein.

Founder Shares

The founder shares are designated as Denali Class B Ordinary Shares and, except as described below, are identical to the Denali Class A Ordinary Shares included in the Public Units sold in the IPO, and holders of founder shares have the same shareholder rights as public shareholders, except that: (a) the Denali Class B Ordinary Shares will automatically convert into Denali Class A Ordinary Shares at the time of our initial business combination, (b) the founder shares are subject to certain transfer restrictions; (c) prior to our initial business combination, only holders of Denali Class B Ordinary Shares have the right to vote on the appointment of directors and only holders of a majority of the Denali Class B Ordinary Shares may remove a member of the board of directors for any reason; (d) in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two-thirds of the votes of all ordinary shares voted at a general meeting), holders of our founder shares have ten votes for every founder share and, as a result, our initial shareholders will be able to approve any such proposal without the vote of any other shareholder; (e) the Sponsor and each member of our management team have entered into an agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and public shares held by them in connection with (i) the completion of our initial business combination and (ii) a shareholder vote to approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of Denali Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable) or (B) with respect to any other provision relating to the rights of holders of Denali Class A Ordinary Shares. Additionally, the Sponsor has agreed to waive its rights to liquidating distributions from the trust account with respect to its founder shares if we fail to complete our initial business combination within the prescribed time frame; and (f) the founder shares are entitled to registration rights. Except as described herein, the Sponsor, our directors and executive officers and Scilex have agreed not to transfer, assign or sell any of their Denali Class B Ordinary Shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of the Denali Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. We refer to such transfer restrictions as the lock-up. Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor and our directors and executive officers with respect to any founder shares.

If we seek shareholder approval of our initial business combination, we will complete our initial business combination only if we obtain the approval of an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. In such case, the Sponsor and each director and executive officer have agreed to vote their founder shares and public shares in favor of our initial business combination.

The founder shares will automatically convert into Denali Class A Ordinary Shares at the time of our initial business combination at a ratio such that the number of Denali Class A Ordinary Shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted basis, approximately 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Denali Class A Ordinary Shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial business combination, excluding any Denali Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Denali Class A Ordinary Shares issued, deemed issued, or to be issued, to any seller in the initial business combination and any Denali Private Placement Units issued to our Sponsor, its affiliates or any member of our management team upon conversion of the Working Capital Loans. In no event will the Denali Class B Ordinary Shares convert into Denali Class A Ordinary Shares at a rate of less than one-to-one.

Prior to our initial business combination, only holders of our founder shares will have the right to vote on the appointment of directors. Holders of our public shares will not be entitled to vote on the appointment of directors during such time. In addition, prior to the completion of an initial business combination, holders of a majority of our founder shares may remove a member of the board of directors for any reason. Prior to the consummation of a business combination, these provisions of our amended and restated memorandum and articles of association may only be amended by a special resolution passed by not less than 90% of our ordinary shares who attend and vote at our general meeting which shall include the affirmative vote of a simple majority of the Denali Class B Ordinary Shares. With respect to any other matter submitted to a vote of our shareholders, including any vote in connection with our initial business combination, except as required by law, holders of our founder shares and holders of our public shares will vote together as a single class, with each share entitling the holder to one vote; provided that holders of our founder shares will have ten votes per share solely with respect to the Domestication Proposal.

Register of Members

Under Cayman Islands law, we must keep a register of members and there will be entered therein:

•

the names and addresses of the members, together with a statement of the shares held by each member and such statement shall confirm (i) the amount paid or agreed to be considered as paid on the shares of each member, (ii) the number and category of shares held by each member, and (iii) whether each relevant category of shares held by a member carries voting rights under the articles of association of the company, and if so, whether such voting rights are conditional;

•	the date on which the name of any person was entered on the register as a member; and

•	the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our company is prima facie evidence of the matters set out therein (i.e., the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a member registered in the register of members will be deemed as a matter of Cayman Islands law to have legal title to the shares as set against its name in the register of members. Upon the closing of this public offering, the register of members will be immediately updated to reflect the issue of shares by us. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name. However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by a company should be rectified where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands court.

Public Warrants

Each whole Public Warrant entitles the registered holder to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of one year from the closing of the IPO and 30 days after the completion of our initial business combination, except as discussed in the immediately succeeding paragraph. Pursuant to the Warrant Agreement, a warrant holder may exercise its warrants only for a whole number of Denali Class A Ordinary Shares, and a holder of the warrant will not be able to exercise any fraction of a warrant. The Public Warrants will expire five years after the completion of our initial business combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. As of March 31, 2025, there are 8,235,378 Public Warrants issued and outstanding.

We will not be obligated to deliver any Denali Class A Ordinary Shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Denali Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration, or a valid exemption from registration is available. We will not be obligated to issue a Denali Class A Ordinary Share upon exercise of a warrant unless the Denali Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will we be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Denali Class A Ordinary Share underlying such unit.

We have agreed that as soon as practicable, but in no event later than 20 business days, after the closing of our initial business combination, we will use our commercially reasonable efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Denali Class A Ordinary Shares issuable upon exercise of the warrants, and we will use our commercially reasonable efforts to cause the same to become effective within 60 business days after the closing of our initial business combination, and to maintain the effectiveness of such registration statement and a current prospectus relating to those Denali Class A Ordinary Shares until the warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if the Denali Class A Ordinary Shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, and we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. If a registration statement covering the Denali Class A Ordinary Shares issuable upon exercise of the warrants is not effective by the 60th business day after the closing of the initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption, and we will use our commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Denali Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Denali Class A Ordinary Shares underlying the warrants, multiplied by the excess of the “fair market value” (defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” as used in this paragraph means the volume weighted average price of the Denali Class A Ordinary Shares for the 10 trading days ending on the trading day prior to the date on which the notice of exercise is received by the warrant agent.

Redemption of warrants when the price per Denali Class A Ordinary Share equals or exceeds $16.50.

Once the warrants become exercisable, we may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and

•

if, and only if, the closing price of the Denali Class A Ordinary Shares equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Denali Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those Denali Class A Ordinary Shares is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the Denali Class A Ordinary Shares may fall below the $16.50 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our shareholders of issuing the maximum number of Denali Class A Ordinary Shares issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of Denali Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Denali Class A Ordinary Shares underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Denali Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Denali Class A Ordinary Shares to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the warrants after our initial business combination.

Redemption procedures. A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Denali Class A Ordinary Shares issued and outstanding immediately after giving effect to such exercise.

Anti-dilution adjustments. If the number of issued and outstanding Denali Class A Ordinary Shares is increased by a capitalization or share dividend payable in Denali Class A Ordinary Shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such capitalization or share dividend, share sub-division or similar event, the number of Denali Class A Ordinary Shares issuable on exercise of each warrant will be increased in proportion to such increase in the issued and outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Denali Class A Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Denali Class A Ordinary Shares equal to the product of (i) the number of Denali Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Denali Class A Ordinary Shares) and (ii) one minus the quotient of (x) the price per Denali Class A Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Denali Class A Ordinary Shares, in determining the price payable for Denali Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion, and (ii) “historical fair market value” means the volume weighted average price of Denali Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Denali Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Denali Ordinary Shares on account of such Denali Class A Ordinary Shares (or other securities into which the warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Denali Class A Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Denali Class A Ordinary Shares issuable on exercise of each warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Denali Class A Ordinary Shares in connection with a proposed initial business combination, (d) to satisfy the redemption rights of the holders of Denali Class A Ordinary Shares in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to provide holders of our Denali Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable) or (B) with respect to any other provision relating to the rights of holders of our Denali Class A Ordinary Shares, or (e) in connection with the redemption of our public shares upon our failure to complete our initial business combination, then the warrant exercise price will be decreased (but not less than zero), effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Denali Class A Ordinary Share in respect of such event.

If the number of issued and outstanding Denali Class A Ordinary Shares is decreased by a consolidation, combination, reverse share sub-division or reclassification of Denali Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share sub-division, reclassification or similar event, the number of Denali Class A Ordinary Shares issuable on exercise of each warrant will be decreased in proportion to such decrease in issued and outstanding Denali Class A Ordinary Shares.

Whenever the number of Denali Class A Ordinary Shares purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Denali Class A Ordinary Shares purchasable upon the exercise of the warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Denali Class A Ordinary Shares so purchasable immediately thereafter.

In addition, if (x) we issue additional Denali Class A Ordinary Shares or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by our board of directors and, in the case of any such issuance to our sponsor or its affiliates, without taking into account any founder shares held by our sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination on the date of the consummation of our initial business combination (net of redemptions), and (z) the volume weighted average trading price of our Denali Class A Ordinary Shares during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price and the $16.50 per share redemption trigger price described above under “— Redemption of warrants when the price per Denali Class A Ordinary Share equals or exceeds $16.50” will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.

The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the Warrant Agreement to the description of the terms of the warrants and the Warrant Agreement, or defective provision, (ii) amending the provisions relating to cash dividends on ordinary shares as contemplated by and in accordance with the Warrant Agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the Warrant Agreement as the parties to the Warrant Agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the warrants, provided that the approval by the holders of a majority of the then-outstanding warrants is required to make any change that adversely affects the interests of the registered holders.

The warrant holders do not have the rights or privileges of holders of ordinary shares and any voting rights until they exercise their warrants and receive Denali Class A Ordinary Shares. After the issuance of Denali Class A Ordinary Shares upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.

No fractional warrants will be issued upon separation of the units and only whole warrants will trade. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Denali Class A Ordinary Shares to be issued to the warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Denali Private Placement Units

The Denali Private Placement Units (including the Denali Private Placement Shares, the Denali Private Placement Warrants and Denali Class A Ordinary Shares issuable upon exercise of such warrants) will not be transferable or salable until 30 days after the completion of our initial business combination (except, among other limited exceptions to our officers and directors and other persons or entities affiliated with our sponsor). Holders of our Denali Private Placement Units are entitled to certain registration rights. If we do not consummate an initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable), the proceeds from the sale of the Denali Private Placement Units held in the trust account will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the Denali Private Placement Units (and the underlying securities) will expire worthless. Further, if we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law, which requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company. In such case, our initial holders, sponsor and each director and executive officer have agreed to vote their founder shares, placement shares and any public shares purchased during or after the IPO in favor of our initial business combination. Otherwise, the Denali Private Placement Units are identical to the Public Units sold in the IPO.

Denali Private Placement Warrants

Except as described below, the Denali Private Placement Warrants included in the Denali Private Placement Units have terms and provisions that are identical to those of the warrants being sold as part of the units in the IPO. The Denali Private Placement Warrants (including the Denali Class A Ordinary Shares issuable upon exercise of the Denali Private Placement Warrants) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except pursuant to limited exceptions to our officers and directors and other persons or entities affiliated with the initial purchasers of the Denali Private Placement Warrants). Any amendment to the terms of the Denali Private Placement Warrants or any provision of the Warrant Agreement with respect to the Denali Private Placement Warrants requires a vote of holders of a majority of the number of the then outstanding warrants. As of October 23, 2024, there are 510,000 Denali Private Placement Warrants that may be issued upon redemption of the Denali Private Placement Units.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our initial business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition after completion of our initial business combination. The payment of any cash dividends after our initial business combination will be within the discretion of our board of directors at such time. Further, if we incur any indebtedness in connection with a business combination, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Our Transfer Agent and Warrant Agent

The transfer agent for the Denali Ordinary Shares and warrant agent for our warrants is VStock. We have agreed to indemnify VStock in its roles as transfer agent and warrant agent, its agents and each of its shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any claims and losses due to any gross negligence or intentional misconduct of the indemnified person or entity.

VStock has agreed that it has no right of set-off or any other right, title, interest or claim of any kind (“Claim”) in, or to any distribution of, the trust account and agreed not to seek recourse, reimbursement, payment or satisfaction for any Claim against the trust account for any reason whatsoever. VStock also waived any and all Claims against the trust account and any and all rights to seek access to the trust account.

Certain Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and similar arrangements. In certain circumstances, the Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands exempted company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction) so as to form a single surviving company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution (usually a majority of two-thirds of the voting shares voted at a general meeting) of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. No shareholder resolution is required for a merger between a parent company (i.e., a company that holds shares carrying 90% or more of the voting rights attached to the issued shares of each class in a subsidiary company) and its subsidiary company. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands exempted company are required to make a declaration to the effect that, having made due inquiry, they are of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; and (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due inquiry, they are of the opinion that the requirements set out below have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Act provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (a) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (b) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (c) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (d) within seven days following the date of the expiration of the period set out in paragraph (b) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree on the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (e) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date and where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement that generally will be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement.” A shareholders’ scheme of arrangement must be approved by shareholders with whom the arrangement is to be made who hold three-fourths in value of each class of shares that are present and voted either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is one that an intelligent and honest person acting in respect of their interest in the relevant shares would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights (providing rights to the fair value of the shares judicially determined and to consequent payment), which would otherwise ordinarily be available to dissenting shareholders of mergers of United States corporations.

Squeeze-out provisions. The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholder upon a tender offer. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer relates within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders or a breach of the relevant statutory provisions.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through means other than these statutory provisions, such as a share capital exchange, asset acquisition or control, or through contractual arrangements of an operating business.

Shareholders’ suits. Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder. However, based both on Cayman Islands authorities and on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting, or proposing to act, illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be only effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Enforcement of civil liabilities. The Cayman Islands has a less prescriptive body of securities laws as compared to the United States and provides less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

We have been advised by Maples and Calder (Hong Kong) LLP, our Cayman Islands legal counsel, that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers that are predicated upon the civil liability provisions of the federal securities laws of the United States or the securities laws of any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers that are predicated upon the federal securities laws of the United States or the securities laws of any state in the United States.

We have also been advised by Maples and Calder (Hong Kong) LLP that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), a judgment obtained in such jurisdiction will be recognized and enforced in the courts of the Cayman Islands at common law, without any reexamination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment

(i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the U.S. courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Special considerations for exempted companies. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

•	an exempted company’s register of members is not open to inspection;

•	an exempted company does not have to hold an annual general meeting;

•	an exempted company may issue shares with no par value;

•	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	an exempted company may register as a limited duration company; and

•	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association contain provisions designed to provide certain rights and protections relating to the IPO that will apply to us until the completion of our initial business combination. These provisions cannot be amended without a special resolution under Cayman Islands law. As a matter of Cayman Islands law, a special resolution is a special resolution approved by either (i) the affirmative vote of at least two-thirds (or any higher threshold specified in a company’s articles of association) of a company’s shareholders entitled to vote and so voting at a general meeting for which notice specifying the intention to propose the resolution as a special resolution has been given; or (ii) if so authorized by a company’s articles of association, by a unanimous written resolution of all of the company’s shareholders. Other than as described above, our amended and restated memorandum and articles of association provide that special resolutions must be approved either by at least two-thirds of our shareholders who attend and vote at a general meeting of the company (i.e., the lowest threshold permissible under Cayman Islands law), or by a unanimous written resolution of all of our shareholders.

As of August 12, 2025, our Initial Shareholders beneficially owned approximately 79.2% of our ordinary shares, will participate in any vote to amend our amended and restated memorandum and articles of association and will have the discretion to vote in any manner they choose. Specifically, our amended and restated memorandum and articles of association provide, among other things, that:

•

If we have not consummated an initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable), we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us (less taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of the then-issued and outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law;

•

Prior to or in connection with our initial business combination, we may not issue additional securities that would entitle the holders thereof to (i) receive funds from the trust account or (ii) vote as a class with our public shares (a) on our initial business combination or on any other proposal presented to shareholders prior to or in connection with the completion of an initial business combination or (b) to approve an amendment to our amended and restated memorandum and articles of association to (x) extend the time we have to consummate a business combination beyond December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable) or (y) amend the foregoing provisions;

•

If a shareholder vote on our initial business combination is not required by applicable law or stock exchange listing requirements and we do not decide to hold a shareholder vote for business or other reasons, we will offer to redeem our public shares pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, and will file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about our initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act;

•

So long as our securities are then listed on Nasdaq, our initial business combination must occur with one or more target businesses that together have an aggregate fair market value of at least 80% of the assets held in the trust account (excluding the amount of deferred underwriting discounts held in trust and taxes payable on the income earned on the trust account) at the time of the agreement to enter into the initial business combination;

•

If our shareholders approve an amendment to our amended and restated memorandum and articles of association (A) that would modify the substance or timing of our obligation to provide holders of the Denali Class A Ordinary Shares the right to have their shares redeemed in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination by December 11, 2025 (or as may be extended by the Shareholder Extension Period, as applicable) or (B) with respect to any other provision relating to the rights of holders of the Denali Class A Ordinary Shares, we will provide our public shareholders with the opportunity to redeem all or a portion of their ordinary shares upon such approval at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to us to pay our taxes, if any, divided by the number of the then-issued and outstanding public shares, subject to the limitations described herein; and

•	We will not effectuate our initial business combination solely with another blank check company or a similar company with nominal operations.

The Companies Act permits a company incorporated in the Cayman Islands to amend its memorandum and articles of association with the approval of a special resolution which requires the approval of the holders of at least two-thirds of such company’s issued and outstanding ordinary shares who attend and vote at a general meeting or by way of unanimous written resolution. A company’s articles of association may specify that the approval of a higher majority is required but, provided the approval of the required majority is obtained, any Cayman Islands exempted company may amend its memorandum and articles of association regardless of whether its memorandum and articles of association provides otherwise. Accordingly, although we could amend any of the provisions relating to our proposed offering, structure and business plan which are contained in our amended and restated memorandum and articles of association, we view all of these provisions as binding obligations to our shareholders and neither we, nor our officers or directors, will take any action to amend or waive any of these provisions unless we provide dissenting public shareholders with the opportunity to redeem their public shares.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects, or has reasonable grounds for knowing or suspecting, that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through investment in the company each shareholder will provide us with certain personal information which constitutes personal data within the meaning of the DPA (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the company may use a shareholder’s personal data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

(a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

(b)

where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and the FATCA/Common Reporting Standard requirements); and

(c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why we may transfer your personal data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the EEA), who will process your personal data on our behalf. This includes our transfer agent.

The data protection measures we take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Certain Anti-takeover Provisions of our Amended and Restated Memorandum and Articles of Association

Our amended and restated memorandum and articles of association provide that our board of directors is classified into three classes of directors. As a result, in most circumstances, a person can gain control of our board only by successfully engaging in a proxy contest at two or more annual general meetings.

Our authorized but unissued Denali Class A Ordinary Shares and preference shares will be available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Denali Class A Ordinary Shares and preference shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Registration and Shareholder Rights

The holders of the founder shares, Denali Private Placement Shares and Denali Private Placement Warrants, including any of those issued upon conversion of the Working Capital Loans (and any Denali Class A Ordinary Shares issuable upon the exercise of the Denali Private Placement Warrants that may be issued upon conversion of the Working Capital Loans) are entitled to registration rights pursuant to a registration and shareholder rights agreement sign in connection with our IPO. The holders of these securities are entitled to make up to three demands, excluding short form demands, that we register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed after our completion of our initial business combination. However, the registration and shareholder rights agreement provides that we will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lockup period, which occurs (i) in the case of the founder shares, as described in the following paragraph, and (ii) in the case of the Denali Private Placement Units and the respective Denali Ordinary Shares underlying such units, 30 days after the completion of our initial business combination. We will bear the expenses incurred in connection with the filing of any such registration statements.

Except as described herein, the Sponsor and each member of our management team have agreed not to transfer, assign or sell any of their founder shares until the earliest of (A) one year after the completion of our initial business combination and (B) subsequent to our initial business combination, (x) if the closing price of the Denali Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, or (y) the date on which we complete a liquidation, merger, share exchange or other similar transaction that results in all of our public shareholders having the right to exchange their ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of our sponsor with respect to any founder shares. We refer to such transfer restrictions as the lock-up.

In addition, pursuant to the registration and shareholder rights agreement entered into on April 6, 2022, our sponsor, upon and following consummation of an initial business combination, will be entitled to nominate three individuals for appointment to our board of directors, as long as the sponsor holds any securities covered by the registration and shareholder rights agreement. However, at the closing of the Business Combination, such registration and shareholder rights agreement will be amended and restated as contemplated by the Merger Agreement, and the Sponsor will no longer have the right thereunder to nominate individuals to the New Semnur Board.

Listing of Securities

The Public Units, the Denali Class A Ordinary Shares and Warrants are listed on the OTC Markets under the symbols “DNQUF”, “DNQAF”, and “DNQWF,” respectively.

DESCRIPTION OF NEW SEMNUR SECURITIES

General

The following description summarizes the most important terms of New Semnur’s securities, as they will be in effect upon the consummation of the Business Combination. The following summary does not purport to be complete and is subject to the Proposed Charter, the Proposed Bylaws and the provisions of applicable law. A copy of the Proposed Charter is attached as Annex B to this proxy statement/prospectus and a copy of the Proposed Bylaws is attached as Annex C to this proxy statement/prospectus. The stockholders are encouraged to read the applicable provisions of the DGCL, the Proposed Charter and the Proposed Bylaws in their entirety for a complete description of the rights and preferences of New Semnur’s securities following the Business Combination.

Authorized and Outstanding Stock

The Proposed Charter authorizes the issuance of (i) 740,000,000 shares of New Semnur Common Stock, $0.0001 par value per share and (ii) 45,000,000 shares of undesignated preferred stock, $0.0001 par value per share (the “New Semnur Preferred Stock”). As of the Record Date, there were 2,616,239 shares of Denali Ordinary Shares and no shares of Denali Preferred Stock outstanding.

New Semnur Common Stock Following the Business Combination

The Proposed Charter, which Denali will adopt if the Charter Approval Proposal is approved, provides the following with respect to the rights, powers, preferences and privileges of New Semnur Common Stock.

Dividend Rights

The holders of New Semnur Common Stock will be entitled to receive ratably those dividends, if any, that may be declared from time to time by the New Semnur Board upon the shares of capital stock of New Semnur, which dividends may be paid either in cash, in property or in shares of capital stock of New Semnur, subject to preferences that may be applicable to preferred stock, if any, then outstanding. Subject to applicable law and the Proposed Charter, the New Semnur Board will have full power to determine whether any dividends shall be declared and paid to stockholders. See the section titled “Trading Market and Dividends — Denali — Dividend Policy”.

Voting Rights

Each outstanding share of New Semnur Common Stock shall entitle the holder thereof to one vote on each matter on which stockholders generally are entitled to vote, except for any amendment to the Proposed Charter that relates solely to the terms of one or more outstanding classes or series of New Semnur Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Proposed Charter or the DGCL. Any action or matter presented to the stockholders at a duly called or convened meeting, at which a quorum is present, will be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon, except that New Semnur’s directors will be elected by a plurality of the votes cast.

Right to Receive Liquidation Distributions

In the event of a change of control, liquidation, dissolution or winding up of New Semnur, the holders of New Semnur Common Stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of New Semnur Preferred Stock, if any, then outstanding.

No Preemptive or Similar Rights

The New Semnur Common Stock will have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the New Semnur Common Stock.

Fully Paid and Non-Assessable

The outstanding Denali Ordinary Shares are, and the shares of New Semnur Common Stock issued in the Business Combination will be, fully paid and non-assessable.

New Semnur Preferred Stock Following the Business Combination

The Proposed Charter will authorize the New Semnur Board, subject to limitations prescribed by Delaware law, to issue up to 45,000,000 shares of preferred stock in one or more series, to determine and fix from time to time the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof, including voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights, in each case without further vote or action by New Semnur’s stockholders. The number of authorized shares of New Semnur Common Stock and New Semnur Preferred Stock may be increased or decreased (but not below the number of the shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding stock of New Semnur entitled to vote thereon.

The New Semnur Board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of New Semnur Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of New Semnur Common Stock and the voting and other rights of the holders of New Semnur Common Stock. Other than the New Semnur Series A Preferred Stock to be issued to Scilex in connection with the closing of the Business Combination, there will be no other New Semnur Preferred Stock outstanding immediately after the closing of the Business Combination and New Semnur has no current plans to issue any other shares of preferred stock.

Upon the closing of the Business Combination, up to 6,000,000 shares of New Semnur Series A Preferred Stock will be issued to holders of Semnur Preferred Stock (i.e., Scilex) pursuant to the terms of the Merger Agreement and such shares shall have all of the rights, preferences and privileges set forth in the New Semnur Certificate of Designations as more fully described below.

Number and Designation

In connection with the closing of the Business Combination, Denali will file the New Semnur Certificate of Designations, designating a number of shares of “Series A Preferred Stock” of New Semnur, which number shall not exceed 6,000,000 shares and shall be issued to holders of Semnur Preferred Stock pursuant to the terms of the Merger Agreement and such shares shall have all of the rights, preferences and privileges set forth in the New Semnur Certificate of Designations as more fully described below.

Rank

The New Semnur Series A Preferred Stock shall rank (i) senior to all New Semnur Common Stock, and to all other classes or series of capital stock of New Semnur, except for any such other class or series, the terms of which expressly provide that it ranks on parity with the New Semnur Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of New Semnur (“Junior Securities”); and (ii) on parity with each class or series of capital stock of New Semnur, created specifically ranking by its terms on parity with the New Semnur Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of New Semnur (“Parity Securities”).

Dividend Rights

Holders of New Semnur Series A Preferred Stock shall not be entitled to dividends unless New Semnur pays dividends to holders of New Semnur Common Stock and shall be entitled to receive, when, as and if declared by the New Semnur Board, such dividends (whether in cash or other property) as are paid to holders of New Semnur Common Stock to the same extent as if such holders of New Semnur Series A Preferred Stock had been deemed to convert their shares of New Semnur Series A Preferred Stock into New Semnur Common Stock and had held such shares of New Semnur Common Stock on the record date for such dividends and distributions. Such payments will be made concurrently with the dividend or distribution to the holders of the New Semnur Common Stock.

Liquidation Preference

In the event of a change of control, liquidation, dissolution or winding-up of New Semnur, whether voluntary or involuntary, before any payment or distribution of New Semnur’s property or assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of New Semnur Series A Preferred Stock shall be entitled to receive an amount per share of New Semnur Series A Preferred Stock equal to the greater of (i) the sum of $10.00 (which amount shall be appropriately adjusted in the event of any stock split, stock combination or other similar recapitalization of the New Semnur Series A Preferred Stock) and all accrued and unpaid dividends and (ii) the amount such share of New Semnur Series A Preferred Stock would be entitled to receive pursuant to the change of control, liquidation, dissolution or winding-up of New Semnur assuming that such share had been converted into shares of New Semnur Common Stock in a Deemed Conversion (as defined below). If, in the event of a change of control, liquidation, dissolution or winding-up of New Semnur, New Semnur’s assets, or proceeds thereof, are insufficient to pay in full the aggregate amount of liquidation preference payable in respect of all outstanding shares of New Semnur Series A Preferred Stock, such assets or the proceeds thereof will be distributed ratably in proportion to the respective amounts of the liquidation preference if paid in full.

Conversion and Redemption Rights

The shares of New Semnur Series A Preferred Stock will not be convertible into New Semnur Common Stock or any other securities of New Semnur and will not be redeemable by New Semnur; provided, however, a number of the rights, preferences and privileges of the New Semnur Series A Preferred Stock set forth in the New Semnur Certificate of Designations will be determined based on an as-converted-to-New Semnur Common Stock basis or otherwise assume that the shares of New Semnur Series A Preferred Stock are converted into shares of New Semnur Common Stock. Accordingly, the number of shares of New Semnur Common Stock that each share of New Semnur Series A Preferred Stock is deemed to be (or otherwise being treated as) converted into for the purpose of affecting the various rights, preferences and privileges of the New Semnur Series A Preferred Stock set forth in the New Semnur Certificate of Designation (a “Deemed Conversion”), whether in connection with a change of control or otherwise, shall be equal to the result obtained by dividing (i) stated value by (ii) $10.00 (subject to anti-dilution adjustments).

Voting and Other Preferred Rights

Except as otherwise required by law or as set forth in the New Semnur Certificate of Designations, the holders of shares of New Semnur Series A Preferred Stock will be entitled to vote, together with the holders of shares of New Semnur Common Stock and not separately as a class, on all matters upon which holders of shares of New Semnur Common Stock have the right to vote. The holders of shares of New Semnur Series A Preferred Stock will be entitled to one vote for each share of New Semnur Common Stock that such share of New Semnur Series A Preferred Stock would otherwise be convertible into pursuant to a Deemed Conversion on the record date for the determination of the stockholders entitled to vote.

As long as any shares of New Semnur Series A Preferred Stock are outstanding, New Semnur shall not, without the affirmative vote of the holders of at least a majority of the outstanding shares of New Semnur Series A

Preferred Stock (a) change the New Semnur Series A Preferred Stock (whether by merger, conversion, consolidation, reclassification or otherwise) into cash, securities or other property except in accordance with the terms of the New Semnur Certificate of Designations; (b) create, authorize or issue any Parity Security or other equity security the terms of which provide that it ranks senior to the New Semnur Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of New Semnur, or increase the authorized amount of any such other class or series; or (c) amend its certificate of incorporation or the New Semnur Certificate of Designations in any manner that adversely affects the holders of New Semnur Series A Preferred Stock.

Registration Rights

Pursuant to the Registration Rights Agreement to be entered into in connection with the closing of the Business Combination, certain stockholders of New Semnur will be able to demand that New Semnur register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities. In addition, following the Business Combination, New Semnur will be required to file and maintain an effective registration statement under the Securities Act covering the resale of all such registrable securities. The registration of these securities will enable the public sale of such securities, subject to certain contractual restrictions imposed by the Registration Rights Agreement and the Merger Agreement. The presence of these additional shares of common stock trading in the public market may have an adverse effect on the market price of New Semnur’s securities. See the section titled “The Merger Agreement — Certain Related Agreements and Arrangements — Amended and Restated Registration Rights Agreement” for further information.

Anti-takeover Matters in New Semnur’s Governing Documents and Under Delaware Law

Certain provisions of Delaware law, along with the Proposed Charter and the Proposed Bylaws, which will take effect immediately prior to the consummation of the Business Combination, all of which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of New Semnur. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of New Semnur to first negotiate with the New Semnur Board. However, these provisions could have the effect of delaying, discouraging or preventing attempts to acquire New Semnur, which could deprive New Semnur’s stockholders of opportunities to sell their shares of New Semnur Common Stock at prices higher than prevailing market prices.

Authorized but Unissued Capital Stock

The authorized but unissued shares of New Semnur Common Stock and New Semnur Preferred Stock are available for future issuance without stockholder approval, subject to any limitations imposed by the rules of the Nasdaq Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved New Semnur Common Stock and New Semnur Preferred Stock could make more difficult or discourage an attempt to obtain control of New Semnur by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

The Proposed Charter will provide that the New Semnur Board will be divided into three classes, with the classes as nearly equal in number as practical and each class serving three-year staggered terms. The directors in each class will serve for a three-year term (other than the directors initially assigned to Class I whose term shall expire at the first annual meeting of stockholders following the closing of the Business Combination and those assigned to Class II whose term shall expire to the second annual meeting of stockholders following the closing of the Business Combination), with one class being elected each year by the stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of New Semnur, because it generally makes it more difficult for stockholders to replace a majority of the directors. See the section of this proxy statement/prospectus titled “Directors and Executive Officers of New Semnur After the Business Combination” for more information on the classified board.

The Proposed Charter will also provide that the total number of directors shall be determined from time to time exclusively by the New Semnur Board; provided that, at any time prior to a Scilex Trigger Event, the stockholders may also fix the number of directors by resolution adopted by the stockholders.

Removal of Directors; Vacancies

The Proposed Charter will provide that, except as otherwise required by law or the Proposed Charter, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors; provided, however, that, from and after the Scilex Trigger Event, any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2⁄3% of the voting power of all the then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class, in each case subject to the rights of holders of any series of New Semnur Preferred Stock.

In addition, the Proposed Charter will provide that, except as otherwise provided therein or by law, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Semnur Board, may be filled by a majority of the directors then in office, although less than a quorum, or by New Semnur’s stockholders; provided, however, that from and after the Scilex Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Semnur Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by New Semnur’s stockholders, in each case subject to the rights of the holders of any series of New Semnur Preferred Stock.

These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of New Semnur or changes in its management.

Delaware Anti-Takeover Law

The Proposed Charter will provide that New Semnur will opt out of Section 203 of the DGCL until the occurrence of a Scilex Trigger Event, at which time New Semnur shall immediately and automatically become governed by Section 203 of the DGCL.

Section 203 of the DGCL prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date such persons become interested stockholders, unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by the New Semnur Board, including discouraging attempts that might result in a premium over the market price for the shares of New Semnur Common Stock held by stockholders.

The Proposed Charter will provide that the restrictions on business combination of Section 203 of the DGCL will not apply to Scilex or its current or future Affiliates (as defined in the Proposed Charter) regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of capital stock of New Semnur entitled to vote generally in the election of directors beneficially owned by them.

No Cumulative Voting

Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. The Proposed Charter will not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of capital stock of New Semnur entitled to vote generally in the election of directors will be able to elect all of New Semnur’s directors.

Special Stockholder Meetings

The Proposed Charter will provide that special meetings of stockholders may only be called by order of the Chairman of the New Semnur Board, the New Semnur Board or the Chief Executive Officer; provided, however, that at any time prior to the Scilex Trigger Event, special meetings of New Semnur stockholders shall also be called by or at the direction of the New Semnur Board or the Chairman of the New Semnur Board at the request of Scilex, in each case subject to the rights of the holders of any series of New Semnur Preferred Stock with respect to such series of preferred stock. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.

Director Nominations and Stockholder Proposals

The Proposed Bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the New Semnur Board or a committee of the New Semnur Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Semnur with certain information.

Generally, to be timely, a stockholder’s notice must be delivered to the secretary of New Semnur at New Semnur’s principal executive offices not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2026, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be June 30, 2025); provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting and the 10th day following the day on which public announcement of the date of such meeting is first made by New Semnur. The Proposed Bylaws will also specify requirements as to the form and content of a stockholder’s notice. The Proposed Bylaws will allow any previously scheduled stockholders meeting to be postponed, adjourned or canceled by resolution of the New Semnur Board; provided, however, that with respect to any special meeting of stockholders scheduled at the request of Scilex, the New Semnur Board is not allowed to postpone, reschedule or cancel without the prior written consent of Scilex. In addition, the Proposed Bylaws will allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.

Stockholder Action by Written Consent

Pursuant to Section 228 of the DGCL and the terms of the Proposed Charter, any action required or permitted to be taken by the stockholders of New Semnur must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Scilex Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Semnur may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Semnur in accordance with the DGCL, in each case subject to the rights of the holders of any series of New Semnur Preferred Stock with respect to such series of preferred stock.

Amendment of Certificate of Incorporation or Bylaws

The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage.

The Proposed Charter will provide that, upon the occurrence of the Scilex Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the following provisions of the Proposed Charter: Article V (Board of Directors), Article VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), Article VII (Limitation of Liability), Article VIII (Corporate Opportunities and Competition), Article IX (Exclusive Forum), Article X (Section 203 of the DGCL) and Article XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

The Proposed Charter and the Proposed Bylaws will provide that, the New Semnur Board is authorized to make, alter and repeal the Bylaws, without the consent or vote of the stockholders, by an approval of a majority of the total authorized number of directors. Upon the occurrence of the Scilex Trigger Event, the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, will be required to alter, amend or repeal the Proposed Bylaws.

The provisions of the DGCL, the Proposed Charter and the Proposed Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of New Semnur Common Stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of the New Semnur Board and New Semnur’s management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Exclusive Forum

The Proposed Charter will provide that, unless New Semnur consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Semnur, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of the current or former directors, officers, employees or stockholders of New Semnur to New Semnur or its stockholders, (iii) any action asserting a claim against New Semnur or any of its current or former directors, officers, employees or stockholders arising pursuant to any provision of the DGCL or of the Proposed Charter or the Proposed Bylaws, (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws, (v) any action or proceeding asserting a claim against New Semnur or any of the current or former directors, officers, employees or stockholders of New Semnur as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the

DGCL. The foregoing exclusive forum provisions will not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, the Proposed Charter will provide that, unless New Semnur consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Although New Semnur believes these provisions benefit the company by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against New Semnur’s directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against New Semnur, a court could find the choice of forum provisions contained in the Proposed Charter to be inapplicable or unenforceable in such action. New Semnur may incur additional costs associated with resolving such action in other jurisdictions, which could harm the business, operating results and financial condition of New Semnur. Any person or entity purchasing or otherwise acquiring any interest in shares of New Semnur’s capital stock shall be deemed to have notice of and consented to the forum provisions in the Proposed Charter.

Limitation of Liability and Indemnification of Directors and Officers

The Proposed Charter and the Proposed Bylaws, which will become effective immediately prior to the consummation of the Business Combination, will contain provisions that limit the liability of New Semnur’s directors and officers for monetary damages to the fullest extent permitted by the DGCL. Consequently, New Semnur’s directors and officers will not be personally liable to New Semnur or its stockholders for monetary damages for any breach of fiduciary duties as directors or officers, as applicable, except liability for the following:

•	any breach of their duty of loyalty to New Semnur or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions in violation of the DGCL;

•	any transaction from which the director or the officer derived an improper personal benefit; or

•	with respect to any officer, any action by or in the right of the corporation.

The Proposed Charter will also provide that if the DGCL is amended to permit further elimination or limitation of the personal liability of directors, then the liability of New Semnur’s directors or officers will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Proposed Bylaws will provide that New Semnur shall indemnify any Covered Person and who is or was a party to, is threatened to be made a party to, or is otherwise involved (including as a witness) in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative based on such person’s actions in his or her official capacity as a director or officer of New Semnur or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of New Semnur), in each case against all liability and loss suffered (including, without limitation, any judgments, fines, excise taxes or penalties arising under the Employee Retirement Income Security Act of 1974 and amounts paid in settlement consented to in writing by New Semnur) and expenses (including attorneys’ fees), actually and reasonably incurred by such person in connection therewith, subject to certain conditions. In addition, the Proposed Bylaws will provide that New Semnur may, to the fullest extent permitted by law, (i) advance costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding in advance of the final disposition of such proceeding, subject to certain exceptions, and (ii) purchase and maintain insurance, at New Semnur’s expense, to protect New Semnur and any person who is or was a director, officer, employee or agent of New Semnur or is or was a director, officer, employee or agent of New Semnur serving at its request as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss, whether or not New Semnur would have the power or obligation to indemnify such person against such liability, expense or loss under the DGCL or the provisions of the Proposed Bylaws.

Denali has entered into indemnification agreements with its directors and officers and New Semnur expects to enter into indemnification agreements with each of its directors and executive officers as determined by the New Semnur Board. These agreements, among other things, will require New Semnur to indemnify its directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require New Semnur to advance all expenses actually and reasonably incurred by the directors and executive officers in connection with any proceeding. The New Semnur Board believes that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

The above description of the indemnification provisions of the Proposed Charter, the Proposed Bylaws and the indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this proxy statement/prospectus is a part.

Certain of New Semnur’s non-employee directors may, through their relationships with their employers, be insured or indemnified against certain liabilities incurred in their capacity as members of the New Semnur Board.

The limitation of liability and indemnification provisions in the Proposed Charter and the Proposed Bylaws may discourage stockholders from bringing a lawsuit against New Semnur’s directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against New Semnur’s directors and officers, even though an action, if successful, might benefit New Semnur and its stockholders. In addition, a stockholder’s investment may be adversely affected to the extent New Semnur pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, New Semnur has been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Conflicts of Interest

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. The Proposed Charter will provide that, to the fullest extent permitted by law, no Identified Person (as defined therein) will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar business activities or lines of business in which New Semnur or its affiliates are engaged or that are deemed to be competing with New Semnur or any of its affiliates or (ii) otherwise investing in or providing services to any person that is engaged in the same or similar business activities as New Semnur or its affiliates or competes with New Semnur or its affiliates. In addition, to the fullest extent permitted by law, no Identified Person will have any obligation to offer to New Semnur or its subsidiaries or affiliates the right to participate in any corporate opportunity in the same or similar business activities or lines of business in which New Semnur or its affiliates are engaged or that are deemed to be competing with New Semnur or any of its affiliates. Subject to the preceding sentences and to the fullest extent permitted by applicable law, neither New Semnur nor any of its subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and New Semnur waives and renounces any interest or expectancy therein, except with respect to opportunities offered solely and expressly to officers of New Semnur in their capacity as such.

Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Semnur’s stockholders will have appraisal rights in connection with a merger or consolidation of New Semnur. Pursuant to Section 262 of the DGCL, stockholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery. However, appraisal rights are not available in all circumstances.

Stockholders’ Derivative Actions

Under the DGCL, any of the stockholders of New Semnur may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Semnur’s capital stock at the time of the transaction to which the action relates.

Warrants

At the effective time of the Domestication, each warrant to purchase Denali Ordinary Shares that is issued and outstanding immediately prior to the effective time of the Domestication and not terminated pursuant to its terms will be converted into a warrant to purchase shares of New Semnur Common Stock on the same terms and conditions as are in effect with respect to such warrant immediately prior to the effective time of the Domestication. There are currently outstanding an aggregate of 8,235,378 Public Warrants to acquire Denali Ordinary Shares.

New Semnur Public Warrants

Each Public Warrant entitles the registered holder thereof to purchase one share of New Semnur Common Stock at a price of $11.50 per share, subject to adjustment as described in this proxy statement/prospectus, at any time commencing on the later of 30 days after the consummation of the Business Combination and 12 months from the date of the closing of the IPO. We may, in our sole discretion, lower the warrant exercise price at any time prior to the expiration date for a period of not less than 15 business days (unless otherwise required by the SEC, any national securities exchange on which the Warrants are listed or applicable law) and any such reduction will be identical to all of the warrants, provided that we will provide at least five days’ prior written notice to registered holders of the warrants.

New Semnur will not be obligated to deliver any New Semnur Common Stock pursuant to the exercise of a warrant and shall have no obligation to settle such warrant exercise unless an effective and current registration statement covering the issuance of the New Semnur Common Stock issuable upon exercise of the warrants is effective and a prospectus relating to such New Semnur Common Stock is current or a valid exemption from registration is available. Notwithstanding the foregoing, if a registration statement covering the issuance of the New Semnur Common Stock issuable upon exercise of the Public Warrants is not effective within 60 days from the consummation of the Business Combination, warrant holders may, from the 61st day after the consummation of the Business Combination until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to an available exemption from registration under the Securities Act. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis.

The warrants will expire five years from the consummation of the Business Combination at 5:00 p.m., New York City time or earlier upon redemption or liquidation.

In addition, if, for capital raising purposes in connection with the Business Combination, (x) we issue additional shares of New Semnur Common Stock or equity-linked securities at the Newly Issued Price, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the Market Value (as defined in the Warrant Agreement) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of (i) the Market Value or (ii) the Newly Issued Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value and the Newly Issued Price.

New Semnur may call the warrants for redemption (excluding the Private Placement Warrants), in whole and not in part, at a price of $0.01 per warrant:

•	in whole and not in part,

•	at any time while the warrants are exercisable,

•

upon not less than 30 days’ prior written notice of redemption to each warrant holder, if, and only if, the last reported sales price of the New Semnur Common Stock equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant), for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which notice of redemption is given, and

•

if, and only if, there is an effective registration statement covering the New Semnur Common Stock issuable upon exercise of the Public Warrants, and a current prospectus relating thereto, available throughout the 30-day redemption period.

The right to exercise will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

New Semnur has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and Holdco issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price per share of New Semnur Common Stock may fall below the $16.50 redemption trigger price (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.

If New Semnur calls the warrants for redemption as described above, New Semnur’s management will have the option to require any holder that wishes to exercise its warrant to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering their warrants for that number of shares of New Semnur Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of New Semnur Common Stock underlying the warrants, multiplied by the excess of the “fair market value” (as defined below) less the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the average volume weighted average last reported sale price of the New Semnur Common Stock for the 10 trading day period ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. For example, if a holder held a warrant to purchase 150 shares of New Semnur Common Stock and the fair market value on the trading date prior to exercise was $15.00, that holder would receive 35 shares of New Semnur Common Stock without the payment of any additional cash consideration. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of New Semnur Common Stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances. Requiring a cashless exercise in this manner will reduce the number of shares of New Semnur Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to use if we do not need the cash from the exercise of the Public Warrants after the closing of the Business Combination. If New Semnur’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Semnur Common Stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

The warrants will be issued in registered form under the Warrant Agreement between VStock, as warrant agent, and us. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the registered holders of a majority of the then-outstanding warrants (including the Private Placement Warrants), in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of New Semnur Common Stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of (i) an increase in the number of issued and outstanding shares of New Semnur Common Stock by a capitalization or share dividend of the New Semnur Common Stock or by a sub-division of the New Semnur Common Stock or other similar event, (ii) an extraordinary dividend or (iii) a decrease in the number of issued and outstanding shares of New Semnur Common Stock by consolidation, combination, reverse share split or reclassification of New Semnur Common Stock or other similar event. However, no New Semnur Common Stock shall be issued at less than their par value. Whenever the number of shares of New Semnur Common Stock purchasable upon the exercise of the warrants is adjusted, the warrant exercise price will be adjusted (to the nearest cent) by multiplying such warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Semnur Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Semnur Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the issued and outstanding shares of New Semnur Common Stock, or in the case of any merger or consolidation of New Semnur with or into another corporation (other than a consolidation or merger in which New Semnur is the continuing corporation and that does not result in any reclassification or reorganization of the issued and outstanding shares of New Semnur Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Semnur as an entirety or substantially as an entirety in connection with which New Semnur is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of New Semnur Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares New Semnur Common Stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election.

The warrants may be exercised, on or prior to the expiration date, by delivering to the warrant agent at its corporate trust department (i) the warrant certificate and (ii) an election to purchase any New Semnur Common Stock pursuant to the exercise of a warrant, properly completed and executed by the warrant holder on the reverse of the warrant certificate, accompanied by full payment of the exercise price for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of shares of New Semnur Common Stock and any voting rights until they exercise their warrants and receive shares of New Semnur

Common Stock. After the issuance of shares of New Semnur Common Stock upon exercise of the warrants, each holder will be entitled to one vote for each share of New Semnur Common Stock held of record on all matters to be voted on by stockholders.

Except as described above, no Public Warrants will be exercisable and we will not be obligated to issue shares of New Semnur Common Stock upon exercise of a warrant unless the shares of New Semnur Common Stock issuable upon such warrant exercise have been registered, qualified or deemed to be exempt from registration or qualification under the securities laws of the state of residence of the registered holder of the warrants. Under the terms of the Warrant Agreement, we have agreed to use our commercially reasonable efforts to meet these conditions and to maintain a current prospectus relating to the New Semnur Common Stock issuable upon exercise of the warrants until the expiration of the warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the New Semnur Common Stock issuable upon exercise of the warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the New Semnur Common Stock issuable upon the exercise of the warrants is not current or if the New Semnur Common Stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside, we will not be required to settle the warrant exercise, the warrants may have no value, the market for the warrants may be limited and the warrants may expire worthless. In no event will we be required to net cash settle any warrant.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (together with such holder’s affiliates) would beneficially own in excess of 4.9 or 9.8% of the New Semnur Common Stock outstanding immediately after giving effect to such exercise.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of New Semnur Common Stock to be issued to the warrant holder.

New Semnur Private Placement Warrants

The Private Placement Warrants will be identical to the Public Warrants underlying the Public Units except that such Private Placement Warrants, including the New Semnur Common Stock issuable upon exercise of the Private Placement Warrants, may not be transferred, assigned or sold until 30 days after the closing of the Business Combination, subject to certain exceptions.

The foregoing summary of the terms and conditions of the warrants does not purport to be complete and is qualified in its entirety by reference to the copy of the Warrant Agreement that is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part.

Transfer Agent and Registrar

Upon the consummation of the Business Combination, the transfer agent and registrar for New Semnur Common Stock will be VStock. The transfer agent’s address is 18 Lafayette Place, Woodmere, New York 11598.

Listing

Application has been made for the shares of New Semnur Common Stock and New Semnur Warrants to be approved for listing on Nasdaq under the symbols “SMNR” and “SMNRW” respectively. As of the date hereof, such listing has not been approved and there can be no assurance that New Semnur’s Nasdaq listing application will be approved prior to the Business Combination and New Semnur’s approval to list its securities on Nasdaq is not a closing condition in the Merger Agreement.

SECURITIES ELIGIBLE FOR FUTURE SALE

Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted common stock or warrants of New Semnur for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Semnur at the time of, or at any time during the three months preceding, a sale and (ii) New Semnur is subject to the Exchange Act periodic requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Semnur was required to file reports) preceding the sale.

Persons who have beneficially owned restricted common stock or warrants of New Semnur for at least six months but who are affiliates of New Semnur at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three–month period only a number of securities that does not exceed the greater of:

•	1% of the total number of restricted New Semnur Common Stock then outstanding; or

•	the average weekly reported trading volume of New Semnur Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales by affiliates of New Semnur under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Semnur.

Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies

Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:

•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•

the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, our pre–closing shareholders will be able to sell their common stock and warrants, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination. We anticipate that following the consummation of the Business Combination, New Semnur will no longer be a shell company, and so, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.

As of the date of this proxy statement/prospectus, there are 2,616,239 Denali Ordinary Shares outstanding (each of which will be converted into shares of New Semnur Common Stock in connection with the closing of the Business Combination, as described elsewhere in this proxy statement/prospectus). The 43,739 public shares sold in the IPO are freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. The 2,062,500 Denali Class B Ordinary Shares owned collectively by the Initial Shareholders and Scilex are restricted securities under Rule 144, in that they were issued in private transactions not involving a public offering.

As of the date of this proxy statement/prospectus, there are a total of 8,235,378 Public Warrants outstanding, 14,622 Public Warrants underlying the Private Units, and 510,000 Denali Private Placement Warrants underlying the Denali Private Placement Units (each of which will be converted into New Semnur Warrants in connection with the closing of the Business Combination). Each warrant is exercisable for one Denali Class A Ordinary Share (or New Semnur Common Stock following the closing of the Business Combination), in accordance with the terms of the Warrant Agreement governing the Public Warrants and the Private Warrants. 8,235,378 of these warrants are Public Warrants and are freely tradable, except for any warrants purchased by one of our affiliates within the meaning of Rule 144 under the Securities Act. In addition, we will be obligated to maintain an effective registration statement under the Securities Act covering the 8,760,000 shares of New Semnur Common Stock that may be issued upon the exercise of the New Semnur Warrants.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of Semnur’s employees, consultants or advisors who purchases common stock from Semnur in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Denali is a Cayman Islands exempted company. The Companies Act of the Cayman Islands, Cayman Islands law generally and the Current Denali Charter govern the rights of its shareholders. The Companies Act of the Cayman Islands and Cayman Islands law generally differ in some material respects from laws generally applicable to United States corporations and their shareholders. As a result, when Denali shareholders become stockholders of New Semnur, their rights will differ in some regards as compared to when such holders were shareholders of Denali.

In addition, the Current Denali Charter will differ in certain material respects from the Proposed Charter and the Proposed Bylaws (together, the “Proposed Governing Documents”). Further, the Proposed Charter and the Proposed Bylaws will differ in certain material respects from the governance documents determining the existing rights of Semnur’s stockholders prior to the Business Combination. Therefore, stockholders of Semnur will experience certain changes in their previous rights as stockholders of Semnur as compared to their new rights as stockholders of New Semnur, following the Business Combination.

Set forth below is a summary comparison of material differences between the rights of Denali’s shareholders under the Current Denali Charter (left column), rights of Semnur’s stockholders under the Current Semnur Charter and Current Semnur Bylaws (middle column), and rights of Denali’s shareholders and the former Semnur stockholders (each as stockholders in New Semnur following the Business Combination) under the Proposed Charter and Proposed Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of the governing documents described herein. The summary below is subject to, and qualified in its entirety by reference to, the full text of the Current Denali Charter, the Current Semnur Charter, the Current Semnur Bylaws, the Proposed Charter, the Proposed Bylaws, as well as the relevant provisions of the DGCL and corporate laws of the Cayman Islands, including the Companies Act of the Cayman Islands. A copy of each of the Proposed Charter and the Proposed Bylaws is attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You should carefully read this entire document and the other referenced documents, including the governing corporate instruments, for a more complete understanding of the differences between being a Denali shareholder before the Business Combination, being a Semnur stockholder and being a New Semnur stockholder following the completion of the Business Combination.

For information on the Charter Approval Proposal, see the section titled “Proposal 3 — ¯The Charter Approval Proposal.”

Current Denali Governance	Current Semnur Governance	Proposed Governance

Name Change
Denali’s current name is Denali Capital Acquisition Corp.	Semnur’s current name is Semnur Pharmaceuticals, Inc.	Upon Closing, Denali’s name will be Semnur Pharmaceuticals, Inc.

Purpose
The Current Denali Charter provides that the objects for which Denali is established are unrestricted and Denali shall have full power and authority to carry out any object not prohibited by the laws of the Cayman Islands.	The Current Semnur Charter provides that the purpose of Semnur is to engage in any lawful act or activity for which a corporation may now or hereafter be organized under the DGCL.	The Proposed Charter will provide that the purpose of the corporation will be to engage in any lawful act or activity for which corporations may be organized in Delaware.

Current Denali Governance	Current Semnur Governance	Proposed Governance

Authorized Capital Stock
The Current Denali Charter provides that the share capital of Denali is US$22,100 divided into 200,000,000 Denali Class A Ordinary Shares of a par value of US$0.0001 each, 20,000,000 Denali Class B Ordinary Shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each.	The Current Semnur Charter provides that the total number of shares of stock which Semnur is authorized to issue is 785,000,000, consisting of 740,000,000 shares of common stock, $0.00001 par value per share, and 45,000,000 shares of preferred stock, par value $0.00001 per share.

The Proposed Charter will authorize the issuance of up to 785,000,000 shares, par value $0.0001 per share, consisting of:

New Semnur Common Stock: 740,000,000 shares of common stock.

New Semnur Preferred Stock: 45,000,000 shares of preferred stock.

Voting

The Current Denali Charter provides that, subject to any rights or restrictions attached to any shares, every member present in any manner shall have one vote for every share of which he is the holder.

In the case of joint holders the vote of the senior holder who tenders a vote, whether in person or by proxy (or, in the case of a corporation or other non–natural person, by its duly authorized representative or proxy), shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the Register of Members.

Prior to the initial business combination, (i) only holders of Denali Class B Ordinary Shares have the right to vote on the appointment and removal of directors and (ii) in a vote to continue the company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two thirds of the votes of all Denali Ordinary Shares voted at a general meeting), holders of Denali Class B Ordinary Shares have ten votes for every Denali Class B Ordinary Share and holders of Denali Class A Ordinary Shares have one vote for every Denali Class A Ordinary Share. With respect to any

The Current Semnur Bylaws provides that each holder of Semnur Common Stock entitled to vote at any meeting of stockholders is entitled to one vote for each share held by such holder which has voting power upon the matter in question.

The Current Semnur Bylaws provide that, except as otherwise required by law, the Current Semnur Charter or such bylaws, (i) directors shall be elected by a plurality of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors; (ii) in all matters other than the election of directors, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter shall be the act of the stockholders; and (iii) where a separate vote by a class or series or classes or series is required, in all matters other than the election of directors, the affirmative vote of the majority of shares of such class or series or classes or series present in person or represented by proxy at the meeting shall be the act of such class or series or classes or series.

The Proposed Charter provides that each outstanding share of New Semnur Common Stock will entitle the holder thereof to one vote on each matter on which stockholders generally are entitled to vote, except for any amendment to the Proposed Charter (including any Preferred Stock Designation (as defined in the Proposed Charter)) that relates solely to the terms of one or more outstanding classes or series of New Semnur Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to the Proposed Charter (including any Preferred Stock Designation) or the DGCL.

Except as otherwise provided by law or the Proposed Charter, directors shall be elected by a plurality of the votes cast by the stockholders entitled to vote at the election of directors. Except as otherwise provided by the Proposed Charter, the Proposed Bylaws, the rules or regulations of any stock exchange applicable to New Semnur, or any law applicable to New Semnur or its securities, in all matters other than the election of directors, the

Current Denali Governance	Current Semnur Governance	Proposed Governance
other matter submitted to a vote of the shareholders of Denali, including any vote in connection with the initial business combination, except as required by law, holders of Denali Class B Ordinary Shares and holders of Denali Class A Ordinary Shares will vote together as a single class, with each share entitling the holder to one vote.		affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) shall be the act of the stockholders.

Cumulative Voting
Cayman Islands law does not prohibit cumulative voting, and the Current Denali Charter does not provide for cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Current Semnur Charter; however, neither the Current Semnur Charter nor the Current Semnur Bylaws provide for cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, neither the Proposed Charter nor Proposed Bylaws provide for cumulative voting.

Stockholder Approval of Business Combinations

Under Cayman Islands law, mergers require a special resolution, and any other authorization as may be specified in the relevant articles of association. Parties holding certain security interests in the constituent companies must also consent.

All mergers (other than parent/subsidiary mergers) require shareholder approval – there is no exception for smaller mergers. Where a bidder has acquired 90% or more of the shares in a Cayman Islands company pursuant to a general offer, it can compel the acquisition of the shares of the remaining shareholders and thereby become the sole shareholder.

A Cayman Islands company may also be acquired through a “scheme of arrangement” sanctioned by a Cayman Islands court which must currently be approved by 75% in value of shareholders that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose.

Under Delaware law, mergers generally require approval of a majority of all outstanding shares of a company. Mergers in which less than

	Under Delaware law, mergers generally require approval of a majority of all outstanding shares of a company. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.	Under Delaware law, mergers generally require approval of a majority of all outstanding shares of a company. Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.

Current Denali Governance	Current Semnur Governance	Proposed Governance
20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or shareholders.

Appraisal Rights
Subject to certain exceptions minority shareholders that dissent from a Cayman Islands statutory merger are entitled to be paid the fair value for their shares, which if necessary may ultimately be determined by the court.	Under the DGCL, with certain exceptions, holders of Semnur Common Stock have appraisal rights in connection with a merger or consolidation of Semnur. Pursuant to the DGCL, holders of Semnur Common Stock who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.	Generally, a shareholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Number and Qualification of Directors
Pursuant to the Current Denali Charter, there shall be a board of directors consisting of not less than one person; provided, however, that Denali may, by ordinary resolution, increase or reduce the limits in the number of directors.	Pursuant to the Current Semnur Charter and Current Semnur Bylaws, the board of directors shall consist of one or more members, each of whom shall be a natural person. Unless the Current Semnur Charter fixes the number of directors, the number of directors shall be determined from time to time by resolution of the board of directors. No reduction of the authorized number of directors shall have the effect of removing any director before that director’s term of office expires.	Pursuant to the Proposed Charter, the number of directors that shall constitute the New Semnur Board shall be as determined from time to time exclusively by the New Semnur Board; provided that, at any time the Scilex Group beneficially owns, in the aggregate, at least 50% of the voting power of the then outstanding shares of stock of New Semnur entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders.

Structure of the Board of Directors; Election of Directors
Pursuant to the Current Denali Charter, prior to the closing of the initial business combination, only holders of Denali Class B Ordinary Shares have the right to vote on the appointment of directors.	Pursuant to Current Semnur Bylaws, except as provided therein, directors are elected at each annual meeting of stockholders. Each director shall hold office until such director’s	Under the Proposed Charter, subject to the rights of the holders of any series of preferred stock to elect additional directors under specified circumstances, the New Semnur Board will be classified

Current Denali Governance	Current Semnur Governance	Proposed Governance

The directors are divided into three classes: Class I, Class II and Class III. The number of directors in each class is as equal as possible. The Class I Directors stand appointed for a term expiring at Denali’s first annual general meeting, the Class II Directors stand appointed for a term expiring at Denali’s second annual general meeting and the Class III Directors stand appointed for a term expiring at Denali’s third annual general meeting. Commencing at Denali’s first annual general meeting, and at each annual general meeting thereafter, directors appointed to succeed those directors whose terms expire are appointed for a term of office to expire at the third succeeding annual general meeting after their appointment.

successor is elected and qualified or until such director’s earlier death, resignation or removal.

into three classes of directors with staggered terms of office. A decrease in the number of directors constituting the New Semnur Board will not shorten the term of any incumbent director.

Pursuant to the Proposed Bylaws, the election of directors will be determined by a plurality of the votes cast.

Removal of Directors
Prior to the closing of the initial business combination, directors can be removed by simple majority of the holders of Denali Class B Ordinary Shares at a general meeting or by a unanimous written resolution passed by all of the holders of Denali Class B Ordinary Shares.

Pursuant to the Current Semnur Bylaws, unless otherwise restricted by statute, the Current Semnur Charter or such bylaws, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

No reduction of the authorized number of directors shall have the effect of removing any director prior to the expiration of such director’s term of office.

Under the Proposed Charter, directors may be removed, with or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of stock of New Semnur entitled to vote generally in the election of such directors; provided, however, that, from and after the Scilex Trigger Event any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then-outstanding shares of stock of New Semnur entitled to vote thereon, voting together as a single class, in each case, subject to the rights of any holders of any series of preferred stock.

Supermajority Voting Provisions
See “Amendment of Memorandum and Articles of Association or Charter” and “Amendment of Bylaws” below.	The Current Semnur Charter does not have any supermajority voting provisions.	See “Removal of Directors” above and “Amendment of Memorandum and Articles of Association or

Current Denali Governance	Current Semnur Governance	Proposed Governance
Charter” and “Amendment of Bylaws” below.

Vacancies on the Board of Directors
Under the Current Denali Charter, the Denali’s directors may appoint any person to be a director to fill a vacancy provided that the appointment does not cause the numbers of directors to exceed any number fixed by or in accordance with the Current Denali Charter as the maximum number of directors.

Pursuant to the Current Semnur Bylaws, vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the current Semnur charter, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

When one or more directors resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal.

Under the Proposed Charter, and except as otherwise required by law or the Proposed Charter, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Semnur Board, may be filled by a majority of the directors then in office, although less than a quorum, or by New Semnur’s stockholders; provided, however, that from and after the Scilex Trigger Event, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the New Semnur Board, shall be filled only by a majority of the directors then in office, although less than a quorum, and shall not be filled by New Semnur’s stockholders, in each case, subject to the rights of the holders any series of preferred stock. Except as otherwise provided by the Proposed Charter, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.

Amendment of Memorandum and Articles of Association or Charter
Under the Current Denali Charter, subject to applicable law and the provisions of the Current Denali Charter as regards to matters to be dealt with by ordinary resolution,	The Current Semnur Charter provides that Semnur reserves the right to adopt, repeal, rescind, alter or amend in any respect any provision contained in the Current	The Proposed Charter provides that New Semnur will reserve the right to amend, alter, change or repeal any provision contained in the Proposed Charter, in the

Current Denali Governance	Current Semnur Governance	Proposed Governance
Denali may, by special resolution, alter or add to the Current Denali Charter, including with respect to any objects, powers or other matters specified therein.	Semnur Charter in the manner prescribed by applicable law, and all rights conferred on stockholders are granted subject to such reservation.

manner prescribed by the Proposed Charter and applicable law, and all rights, preferences and privileges therein conferred upon stockholders by and pursuant to the Proposed Charter in its current form or as thereafter amended are granted subject to the rights reserved below.

Notwithstanding the foregoing, from and after the occurrence of the Scilex Trigger Event, notwithstanding any other provisions of the Proposed Charter or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any greater or additional vote or consent required thereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by the Proposed Charter or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and XI (Amendment of Certificate of Incorporation and Bylaws), and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

Amendment of Bylaws
Under the Current Denali Charter, subject to applicable law and the	The Current Semnur Charter provides that the board of	Under the Proposed Charter, the New Semnur Board will be

Current Denali Governance	Current Semnur Governance	Proposed Governance
provisions of the Current Denali Charter as regards to matters to be dealt with by ordinary resolution, Denali may, by special resolution, alter or add to the Current Denali Charter, including with respect to any objects, powers or other matters specified therein.

directors may adopt, repeal, rescind, alter or amend in any respect the Current Semnur Bylaws. The Current Semnur Bylaws provide that the stockholders entitled to vote may adopt, amend or repeal such bylaws.

The Current Semnur Bylaws also provides that a bylaw amendment adopted by stockholders which specifies the vote that shall be necessary for the election of directors shall not be further amended or repealed by the board of directors.

expressly authorized to make, alter and repeal the Proposed Bylaws without the consent or vote of the New Semnur stockholders in any manner not inconsistent with applicable laws or the Proposed Charter. From and after the occurrence of the Scilex Trigger Event, notwithstanding any other provisions of the Proposed Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required by the Proposed Charter (including any vote of the holders of any particular class or classes or series of stock required by law or by the Proposed Charter or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of New Semnur to alter, amend or repeal, in whole or in part, any provision of the Proposed Bylaws or to adopt any provision inconsistent therewith.

Quorum
The Current Denali Charter provides the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non–natural person by its duly authorized representative or proxy shall be a quorum.	The Current Semnur Bylaws provide that, except as otherwise provided by law, the Current Semnur Charter or such bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a class or series or classes or series is required, a majority of the outstanding shares of such class or series or classes or	The Proposed Bylaws will provide that, except as otherwise provided by applicable law or the Proposed Charter, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the voting power of the issued and outstanding shares of the capital stock of New Semnur entitled to vote at a meeting of stockholders, present in person, or by remote communication, if applicable, or represented by proxy; provided that, when specified business is to be voted on by a class or series of

Current Denali Governance	Current Semnur Governance	Proposed Governance
	series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to that vote on that matter.	stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Stockholder Action by Written Consent
The Current Denali Charter permits the shareholders to approve resolutions by way of unanimous written resolution.	Under the Current Semnur Bylaws, unless otherwise provided in the Current Semnur Charter, any action required by the DGCL to be taken at any annual or special meeting of stockholders of a corporation, or any action which may be taken at any annual or special meeting of such stockholders, may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Semnur must be effected by a duly called annual or special meeting of such stockholders; provided, however, that prior to the Scilex Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of New Semnur may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to New Semnur in accordance with the DGCL, in each case, subject to the rights of the holders any series of preferred stock.

Special Stockholder Meetings

Under the Current Denali Charter, all general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors, the chief executive officer or the chairperson of the Under the Proposed Charter, subject to the rights of the holders of any series of New Semnur Preferred Stock with respect to such series of preferred stock, special meetings of stockholders may only be called by order of the Chairman of the New

	The board of directors of Denali may call general meetings. Shareholders of stockholders holding shares in the aggregate entitled to cast not less than 10% of the votes at that meeting. If any person other than the board of directors calls a special meeting, the request shall (i) be in writing, (ii) specify the time of such meeting and the general nature of the business proposed to be transacted, and (iii) be delivered personally or sent by registered	Under the Current Semnur Bylaws, a special meeting of the stockholders may be called at any time by the board of directors, Chairperson of the board, Chief Executive Officer or President (in the absence of a Chief Executive Officer) or by one or more Board, the New Semnur Board or the Chief Executive Officer; provided, however, that at any time prior to the Scilex Trigger Event, special meetings of New Semnur stockholders shall also be called

Current Denali Governance	Current Semnur Governance	Proposed Governance
Semnur Denali do not have the ability to call general meetings.	mail or by facsimile transmission to the Chairperson of the board of directors, the Chief Executive Officer, the President (in the absence of a Chief Executive Officer) or the Secretary of the company. No business may be transacted at such special meeting other than the business specified in such notice to stockholders.	by or at the direction of the New Semnur Board or the Chairman of the New Semnur Board at the request of Scilex. The Proposed Bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting.

Notice of Stockholder Meetings
Under the Current Denali Charter, at least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the hour of the meeting and the general nature of the business to be conducted at the general meeting and shall be given in the manner mentioned in the Current Denali Charter or in such other manner if any as may be prescribed by Denali, provided that a general meeting of Denali shall, whether or not the notice specified in the Current Denali Charter has been given and whether or not the provisions of the Current Denali Charter regarding general meetings have been complied with, be deemed to have been duly convened if it is so agreed: (i) in the case of an annual general meeting, by all of the members entitled to attend and vote thereat; and (ii) in the case of an extraordinary general meeting, by a majority in number of the members having the right to attend and vote at the meeting, together holding not less than 95% in par value of the shares giving that right.	Under the Current Semnur Bylaws, except as otherwise provided in the DGCL, the Current Semnur Charter or the Current Semnur Bylaws, notice, given in writing or by electronic transmission of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Such notice shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.	Under the Proposed Bylaws, except as otherwise provided by law the Proposed Charter or the Proposed Bylaws, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to vote at such meeting. Such notice shall specify the place, if any, date and hour, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of special meetings, the purpose or purposes for which the meeting is called.

Stockholder Nominations of Persons for Election of Directors
Shareholders seeking to nominate candidates for appointment as directors at an annual general meeting must deliver notice to the principal executive offices of Denali not less than 120 calendar days before the date of the proxy statement released to shareholders in	The Current Semnur Charter and the Current Semnur Bylaws are silent on requirements regarding stockholder nominations of persons for election of directors.	Under the Proposed Bylaws, nominations of persons for election to the New Semnur Board may be made at an annual meeting or at a special meeting of stockholders at which directors are to be elected pursuant to New Semnur’s notice of meeting only

Current Denali Governance	Current Semnur Governance	Proposed Governance
connection with the previous year’s annual general meeting or, if no annual general meeting was held in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline for such notice shall be set by the Denali Board, being a reasonable time before Denali begins to print and send its related proxy materials.		by giving timely notice to the corporate secretary of New Semnur (the “Secretary”) in writing and in proper form. To be timely, such notice must be delivered to the Secretary at the principal executive offices of New Semnur not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2026, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be June 30, 2025); provided, however, that, if the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made by New Semnur. The Proposed Bylaws will also specify requirements as to the form and content of a stockholder’s notice, including the information required by Rule 14a-19 under the Exchange Act, if applicable, and the stockholder shall also update and supplement such information as required under Section 9(a)(2) of the Proposed Bylaws. The number of nominees a stockholder may nominate for election at an annual meeting or special meeting shall not exceed the number of

Current Denali Governance	Current Semnur Governance	Proposed Governance
directors to be elected at such meeting.

Stockholder Proposals (Other than Nominations of Persons for Election of Directors)
Shareholders seeking to bring business before the annual general meeting must deliver notice to the principal executive offices of Denali not less than 120 calendar days before the date of the proxy statement released to shareholders in connection with the previous year’s annual general meeting or, if no annual general meeting was held in the previous year, or if the date of the current year’s annual general meeting has been changed by more than 30 days from the date of the previous year’s annual general meeting, then the deadline for such notice shall be set by the Denali Board, being a reasonable time before Denali begins to print and send its related proxy materials.	The Current Semnur Charter and the Current Semnur Bylaws are silent on requirements regarding stockholder proposals for matters other than nominations of persons for election of directors.	Under the Proposed Bylaws and other than with respect to matters brought properly under and in compliance with Rule 14(a)-8 of the Exchange Act, for a stockholder to properly bring a matter (other than a nomination of a director or directors) before an annual or special meeting, the stockholder must deliver timely written notice to the Secretary at the principal executive offices of New Semnur pursuant to each of the requirements set forth in Section 9(a)(2), Section 9(a)(3), and Section 9(b) therein.

Limitation of Liability of Directors and Officers
Under the Current Denali Charter, no Indemnified Person (as defined below) shall be liable to Denali for any loss or damage incurred by Denali as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person.	Under Current Semnur Charter, the liability of a director of Semnur for monetary damages for any breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.	Under the Proposed Charter, the liability of a director or officer of New Semnur for monetary damages for any breach of fiduciary duty as a director or officer shall be eliminated to the fullest extent under applicable law.

Indemnification of Directors, Officers, Employees and Agents
Under the Current Denali Charter, every director and officer of Denali (which for the avoidance of doubt, shall not include auditors of Denali), together with every former director and former officer of Denali (each an “Indemnified Person”) shall be indemnified out of the assets of Denali against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Under the Current Semnur Charter, Semnur is required to indemnify its directors and officers and any and all persons whom it shall have power to

A corporation is generally permitted to indemnify its directors and officers acting in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation.

Under the Proposed Bylaws, New Semnur will be required to indemnify its directors and officers and any person serving at New Semnur’s request as a director, officer or trustee of

Current Denali Governance	Current Semnur Governance	Proposed Governance
any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud, willful neglect or willful default. No Indemnified Person shall be liable to Denali for any loss or damage incurred by Denali as a result (whether direct or indirect) of the carrying out of their functions unless that liability arises through the actual fraud, willful neglect or willful default of such Indemnified Person. No person shall be found to have committed actual fraud, willful neglect or willful default unless or until a court of competent jurisdiction shall have made a finding to that effect.	indemnify to the fullest extent permitted by the DGCL.	another entity as described therein, to the extent not prohibited by the DGCL.

Corporate Opportunity Provision
The Current Denali Charter provides that to the fullest extent permitted by applicable law, no individual serving as a director or an officer of Denali has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as Denali and Denali renounces any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity. Except to the extent expressly assumed by contract, to the fullest extent permitted by applicable law, there is no duty to communicate or offer any such corporate opportunity to Denali and no liability to Denali or its shareholders for breach of any fiduciary duty as a shareholder, director and/or officer solely by reason of the fact that such party pursues or acquires such corporate opportunity for itself, himself or herself, directs such corporate opportunity to another person, or does not communicate information	The Current Semnur Charter and the Current Semnur Bylaws are silent on corporate opportunity.	The Proposed Charter will limit the application of the doctrine of corporate opportunity on Scilex and its affiliates and any person or entity who, while a director, officer or agent of New Semnur or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Scilex and its affiliates.

Current Denali Governance	Current Semnur Governance	Proposed Governance
regarding such corporate opportunity to Denali. Denali also waives, to the fullest extent permitted by applicable law, any and all claims and causes of action that Denali may have for such activities.

Dividends, Distributions and Stock Repurchases

The Current Denali Charter provides that, subject to applicable law and except as otherwise provided by the rights attached to any shares, the Denali’s directors may resolve to pay dividends and other distributions on Denali Ordinary Shares in issue and authorize payment of dividends or other distributions out of the funds of Denali lawfully available therefor.

The Denali directors may deduct from any dividend or other distribution payable to any member all sums of money (if any) then payable by such member to Denali on account of calls or otherwise. The Denali directors may resolve that any dividend or other distribution be paid wholly or partly by the distribution of specific assets and in particular (but without limitation) by the distribution of shares, debentures, or securities of any other company or in any one or more of such ways and where any difficulty arises in regard to such distribution, the Denali directors may settle the same as they think expedient and in particular may issue fractional shares and may fix the value for distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any members upon the basis of the value so fixed in order to adjust the rights of all members and may vest any such specific assets in trustees in such manner as may seem expedient to the directors.

	The Current Semnur Bylaws provides that, subject to any restrictions contained in the Current Semnur Charter or applicable law, the board of directors may declare and pay dividends upon the shares of Semnur’s capital stock, which dividends may be paid in cash, in property, or in shares of Semnur’s capital stock, subject to the provisions of the Current Semnur Charter. The board of directors may set apart out of any of Semnur’s funds available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.	The Proposed Bylaws will provide that, subject to applicable law and the Proposed Charter, the New Semnur Board may declare and pay dividends upon the shares of capital stock of New Semnur, which dividends may be paid either in cash, in property or in shares of the capital stock of New Semnur. Subject to applicable law and the Proposed Charter, the New Semnur Board shall have full power to determine whether any dividends shall be declared and paid to stockholders.

Current Denali Governance	Current Semnur Governance	Proposed Governance

Liquidation
Under the Current Denali Charter, if Denali shall be wound up, the liquidator shall apply the assets of Denali in satisfaction of creditors’ claims in such manner and order as such liquidator thinks fit. Subject to the rights attaching to any Denali Ordinary Shares, in a winding up: (i) if the assets available for distribution amongst the members shall be insufficient to repay the whole of Denali’s issued share capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the members in proportion to the par value of the shares held by them; or (ii) if the assets available for distribution amongst the members shall be more than sufficient to repay the whole of Denali’s issued share capital at the commencement of the winding up, the surplus shall be distributed amongst the members in proportion to the par value of the shares held by them at the commencement of the winding up subject to a deduction from those shares in respect of which there are monies due, of all monies payable to Denali for unpaid calls or otherwise.	The Current Semnur Charter and the Current Semnur Bylaws are silent on liquidation provisions.	The Proposed Charter and the Proposed Bylaws are silent on liquidation provisions.

Inspection of Books and Records; Stockholder Lists

Inspection: The directors of Denali shall determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of Denali or any of them shall be open to the inspection of members not being directors and no member (not being a director) shall have any right of inspecting any account or book or document of Denali except as conferred by law or authorized by the directors of Denali or by Denali in general meeting.

Voting List: No similar provision.

Inspection: Under Section 220 of the DGCL, any Semnur stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from Semnur’s stock ledger, a list of its stockholders and its other books and records.

Voting List: Under the Current Semnur Bylaws, Semnur is required to prepare and make, at least ten days before every

Inspection: Under Section 220 of the DGCL, any New Semnur stockholder, in person or by attorney or other agent, has, upon written demand under oath stating the purpose thereof, the right during the usual hours for business to inspect for any proper purpose and to make copies and extracts from New Semnur’s stock ledger, a list of its stockholders and its other books and records.

Voting List: Under the Proposed Bylaws, New Semnur will be required to prepare and make available, for a period of 10 days

Current Denali Governance	Current Semnur Governance	Proposed Governance
	meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting. The list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at Semnur’s principal place of business.	ending on the day before the date of each meeting of the stockholders, a complete list of the stockholders entitled to vote at such meeting. The list will be open to the examination of any stockholder, for any purpose germane to the meeting, as required by applicable law.

Choice of Forum
The Current Denali Charter provides that unless Denali consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Current Denali Charter or otherwise related in any way to each shareholder’s shareholding in Denali, including but not limited to (i) any derivative action or proceeding brought on Denali’s behalf, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Denali’s current or former director, officer or other employee to Denali or the shareholders of Denali, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or Current Denali Charter, or (iv) any action asserting a claim against Denali governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States of America) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Current Denali Charter does not apply to actions or suits brought to	The Current Semnur Charter and Current Semnur Bylaws are silent on choice of forum.	Under the Proposed Charter, unless New Semnur consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Semnur, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of New Semnur to New Semnur or New Semnur’s stockholders, (iii) any action asserting a claim against New Semnur or any current or former director, officer, employee or stockholder of New Semnur arising pursuant to any provision of the DGCL or of the Proposed Charter or the Proposed Bylaws (as either may be amended and/or

Current Denali Governance	Current Semnur Governance	Proposed Governance

enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States of America, the sole and exclusive forum for determination of such a claim.

The Current Denali Charter also provides that, without prejudice to any other rights or remedies that Denali may have, each of the shareholders of Denali acknowledges that damages alone would not be an adequate remedy for any breach of the selection of the courts of the Cayman Islands as exclusive forum and that accordingly Denali shall be entitled, without proof of special damages, to the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the selection of the courts of the Cayman Islands as exclusive forum. These provisions do not apply to any action brought to enforce any liability or duty created by the Securities Act or the Exchange Act, or any claim for which the federal district courts of the United States of America are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

restated from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of the Proposed Charter or the Proposed Bylaws (each as may be amended from time to time, including any right, obligation or remedy thereunder), (v) any action or proceeding asserting a claim against New Semnur or any current or former director, officer, employee or stockholder of New Semnur as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware. The foregoing shall not apply to claims arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

In addition, the Proposed Charter also provides that unless New Semnur consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

Pursuant to the terms of the Proposed Charter, any person or entity purchasing or otherwise acquiring any interest in shares of stock of New Semnur shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the foregoing provisions of the Proposed Charter.

Current Denali Governance	Current Semnur Governance	Proposed Governance

Stockholder/Shareholder Lawsuits
In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company, but only in certain limited circumstances.

A stockholder may bring a derivative suit subject to procedural requirements.

The Current Semnur Charter and Current Semnur Bylaws do not expand upon or otherwise limit statutorily provided litigation rights.

A stockholder may bring a derivative suit subject to procedural requirements. The Proposed Governing Documents do not expand upon or otherwise limit statutorily provided litigation rights.

Fiduciary Duties of Directors
A director owes fiduciary duties to a company, including to exercise loyalty, honesty and good faith to the company as a whole. In addition to fiduciary duties, directors of Cayman Island companies owe a duty of care, diligence and skill. Such duties are owed to the company but may be owed direct to creditors or shareholders in certain limited circumstances.

Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.

The Current Semnur Charter and Current Semnur Bylaws do not expand upon or otherwise limit fiduciary duties of directors.

Directors must exercise a duty of care and duty of loyalty (which includes a duty of good faith) to the company and its stockholders.

The Proposed Governing Documents do not expand upon or otherwise limit fiduciary duties of directors.

Stockholder Agreement
No similar agreement.	Not applicable.	Pursuant to the terms of the Stockholder Agreement (and subject to certain rights of Oramed), from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (b) the size of the New Semnur Board and (ii) New Semnur will be

Current Denali Governance	Current Semnur Governance	Proposed Governance

required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. Notwithstanding the foregoing, the parties have agreed to ensure that the New Semnur Board complies with all applicable requirements of the stock exchange, including independence requirements.

The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the New Semnur Certificate of Designations, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock.

For more information on the terms of the New Semnur Preferred Stock, see the section titled “Description of New Semnur Securities — New Semnur Preferred Stock Following the Business Combination” and the section titled “Certain Relationships and Related Party Transactions — Certain Transactions of Denali — Stockholder Agreement with Scilex.”

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Certain Transactions of Denali

Founder Shares

On February 3, 2022, the Sponsor paid an aggregate of $25,000, or approximately $0.012 per share, in consideration of 2,156,250 Denali Class B Ordinary Shares, par value $0.0001 per share. In March 2022, the Sponsor transferred 20,000 Denali Class B Ordinary Shares to the Chief Financial Officer of Denali and an aggregate of 110,000 Denali Class B Ordinary Shares to certain members of the board of directors of Denali. The number of Denali Class B Ordinary Shares issued was determined based on the expectation that such Denali Class B Ordinary Shares would represent approximately 20% of the issued and outstanding shares upon completion of the IPO (not including the Denali Private Placement Shares that may be issued upon redemption of the Denali Private Placement Units). On May 23, 2022, the Sponsor forfeited 93,750 Denali Class B Ordinary Shares based on the over-allotment option partially exercised by the underwriters. On September 4, 2024, the Sponsor transferred 500,000 Denali Class B Ordinary Shares to Scilex pursuant to the Sponsor Interest Purchase Agreement.

Denali Private Placement Units

On April 11, 2022, Denali completed the sale to the Sponsor of an aggregate of 510,000 Denali Private Placement Units for a purchase price of $10.00 per whole unit for an aggregate of $5,100,000. Each whole Private Placement Unit will consist of one Denali Private Placement Share and one Denali Private Placement Warrant. Each Denali Private Placement Warrant entitles the holder to purchase one Denali Class A Ordinary Share at a price of $11.50 per share, subject to adjustment. The Denali Private Placement Units will not be transferable, assignable, or saleable until 30 days after the completion by Denali of an initial business combination.

Original Sponsor Letter Agreement

On April 6, 2022, Denali entered into the Sponsor Letter Agreement with the Sponsor, pursuant to which, among other things, the Sponsor agreed to vote all Denali Class B Ordinary Shares held by it to approve a proposed business combination (including any proposals recommended by the Denali Board in connection with such business combination) and not to redeem any Denali shares held by them in connection with such shareholder approval in order to induce Denali and the underwriters in the IPO to enter into the Underwriting Agreement and to proceed with IPO.

Sponsor Support Agreement

Concurrently with the execution of the Merger Agreement, on August 30, 2024, the Sponsor and each of Denali’s directors and executive officers entered into a Sponsor Support Agreement with Denali and Semnur, pursuant to which the Sponsor and each of Denali’s directors and executive officers has agreed to, among other things: (i) vote in favor of the Parent Shareholder Approval Matters (as defined in the Merger Agreement) and in favor of any proposal in respect of an Extension Amendment (as defined in the Merger Agreement); (ii) vote against (or otherwise withhold written consent of, as applicable) any “Business Combination” (as such term is defined in Denali’s organizational documents) or any proposal relating thereto (in each case, other than as contemplated by the Merger Agreement); (iii) vote against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Denali (other than the Merger Agreement and the transactions contemplated thereby); (iv) vote against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of Denali (other than in connection with the Merger Agreement and the transactions contemplated thereby); and (v) vote against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement or the Merger Agreement or any of the transactions contemplated thereby, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Denali or Merger Sub under the Merger Agreement, (c) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (d) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Denali. Under the terms of the Sponsor Support Agreement, the Sponsor also agreed to certain standstill provisions with respect to the ordinary shares and other equity securities of Denali held by the Sponsor.

Sponsor Interest Purchase Agreement

In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into the Sponsor Interest Purchase Agreement. Pursuant to the Sponsor Interest Purchase Agreement, Scilex purchased the Purchased Interests, of Denali that were held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000, the Cash Consideration and (ii) 300,000 Scilex Shares. Pursuant to the SIPA, Scilex paid the Cash Consideration and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into shares of New Semnur Common Stock at the effective time of the Domestication pursuant to the terms of the Merger Agreement.

Related Party Loans

On February 3, 2022, Denali issued the Promissory Note to the Sponsor, pursuant to which the Sponsor agreed to loan Denali up to $400,000 to be used for a portion of the expenses of the IPO. As of April 11, 2022, there was $80,000 outstanding under the Promissory Note. This loan was non-interest bearing and unsecured. On April 12, 2022, the loan was repaid upon the closing of the IPO out of the offering proceeds not held in the Trust Account.

On April 11, 2023, Denali issued the Sponsor Convertible Promissory Note for the Initial Principal Amount. The Sponsor Convertible Promissory Note was issued with an initial principal balance of $412,500, with the remaining $412,500 drawable at Denali’s request prior to the maturity of the Sponsor Convertible Promissory Note. The Sponsor Convertible Promissory Note bears an interest equivalent to the lowest short-term Applicable Federal Rate and matures upon the earlier of (i) the closing of Denali’s initial business combination and (ii) the date of the liquidation of Denali (the “Sponsor Convertible Promissory Note Maturity Date”). At the option of the Sponsor, upon consummation of a business combination, the Sponsor Convertible Promissory Note may be converted in whole or in part into additional Denali Class A Ordinary Shares of Denali, at a conversion price of $10.00 per share (the “Conversion Shares”). The terms of the Conversion Shares will be identical to those of the Denali Private Placement Shares underlying the Denali Private Placement Units issued to the Sponsor in connection with the IPO. In the event that Denali does not consummate a business combination, the Sponsor Convertible Promissory Note will be repaid only from funds held outside of the Trust Account or will be forfeited, eliminated or otherwise forgiven.

On July 18, 2023, the Sponsor lent another $80,000 to Denali, resulting in the principal amount of the Sponsor Convertible Promissory Note being increased to $492,500.

On October 12, 2023, the Sponsor lent another $150,000 to Denali, resulting in the principal amount of the Sponsor Convertible Promissory Note being increased to $642,500.

On December 29, 2023, Denali and the Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $157,500, which may be drawn down in one or more tranches at any time prior to the Sponsor Convertible Promissory Note Maturity Date, raising the total limit up to $1,000,000. On April 2, 2024, Denali and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $1,200,000. On January 27, 2025,

Denali and Sponsor agreed that, in addition to the Initial Principal Amount, Denali may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the maturity date, raising the total limit up to $2,000,000. As of March 31, 2025, there was an amount of $1,523,237 outstanding under Working Capital Loans in the form of the Sponsor Convertible Promissory Note and Sponsor Extension Convertible Promissory Note issued to the Sponsor.

On July 10, 2024, Denali issued a convertible promissory note in the total principal amount of up to $180,000 to the Sponsor. The Sponsor Extension Convertible Promissory Note was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Sponsor Extension Convertible Promissory Note. The Sponsor Extension Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.

Amended and Restated Registration Rights Agreement

The Merger Agreement contemplates that, at or prior to Closing, Denali and Scilex will enter into the Registration Rights Agreement. The Registration Rights Agreement will govern, among other things, the registration of certain shares of New Semnur Common Stock for resale and be effective as of the Closing, and includes certain customary demand and “piggy-back” registration rights with respect to shares of New Semnur Common Stock held by the parties thereto. A maximum of 203,359,341 shares of New Semnur Common Stock will be subject to the Registration Rights Agreement.

Stockholder Agreement with Scilex

On August 30, 2024, Denali entered into the Stockholder Agreement with Scilex.

Pursuant to the terms of the Stockholder Agreement (and subject to certain rights of Oramed), from and after the Effective Time, and for so long as Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board or (b) the size of the New Semnur Board and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex will also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board.

The Stockholder Agreement also provides that following the Closing, New Semnur shall not, and shall cause its subsidiaries not to, among others, without the prior written consent of Scilex: (i) amend, alter, modify or repeal (whether by merger, consolidation, by operation of law or otherwise) any provisions of the Proposal Charter (including the New Semnur Certificate of Designations) or the Proposed Bylaws that increase or decrease the authorized number of directors constituting the New Semnur Board; (ii) take any action that would have the effect of increasing or decreasing the number of directors constituting the New Semnur Board; (iii) amend, alter, modify or repeal (whether by merger, consolidation, reclassification, by operation of law or otherwise) any provisions of the respective charters (and any related organizational documents) of any of the committees of the New Semnur Board; (iv) file any voluntary petition under any applicable federal or state bankruptcy or insolvency law on behalf of New Semnur or any of its subsidiaries; (v) (A) incur or permit any of New Semnur’s subsidiaries to incur any indebtedness in an aggregate principal amount in excess of $10,000,000) (with “principal amount” for purposes of this definition to include undrawn committed or available amounts) or (B) enter into, modify, amend or renew (or permit any of its subsidiaries to enter into, modify, amend or renew)

any contract or other agreement in respect of indebtedness in an aggregate principal amount in excess of $10,000,000 (with “principal amount” for purposes of this definition to include undrawn committed or available amounts); (vi) consummate or otherwise enter into any other contract or agreement to effect any change of control, joint venture or corporate reorganization by New Semnur or any of its subsidiaries; (vii) declare or pay any dividend or distribution on New Semnur Common Stock, other Junior Security (as defined below) or Parity Security (as defined below); or (viii) purchase, redeem or otherwise acquire for consideration by New Semnur, directly or indirectly, any New Semnur Common Stock, other Junior Security or Parity Security (except as necessary to effect (A) a reclassification of any Junior Security for or into other Junior Securities, (B) a reclassification of any Parity Security for or into other Parity Securities with the same or lesser aggregate liquidation preference, (C) a reclassification of any Parity Security into a Junior Security, (D) the exchange or conversion of any Junior Security for or into another Junior Security, (E) the exchange or conversion of any Parity Security for or into another Parity Security with the same or lesser per share liquidation amount, (F) the exchange or conversion of any Parity Security for or into any Junior Security or (G) the settlement of incentive equity awards (including any applicable withholdings and the net exercise of options) in accordance with the terms thereof).

The Series A Preferred Stock ranks (i) senior to all New Semnur Common Stock and to the Junior Securities; and (ii) on parity with the Parity Securities.

In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the Release Date). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Company Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur, (ii) approving of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable or (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

The Stockholder Agreement will terminate and be of no further force and effect upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) mutual written agreement of the parties thereto and (iii) following the issuance of the New Semnur Series A Preferred Stock to Scilex pursuant to the Merger Agreement, the date upon which Scilex (together with its affiliates, subsidiaries, successors and assigns (other than the Company and its subsidiaries)) ceases to own any shares of New Semnur Series A Preferred Stock.

Compensation

None of Denali’s executive officers or directors have received any cash compensation for services rendered to Denali. In addition, the Sponsor, Denali’s executive officers and directors, or their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on Denali’s behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Denali’s audit committee reviews on a quarterly basis all payments that were made by Denali to the Sponsor, Denali’s executive officers or directors, or their affiliates. Any such payments prior to a business combination will be made using funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, Denali does not expect to have any additional controls in place governing Denali’s reimbursement payments to its directors and executive officers for their out-of-pocket expenses incurred in connection with Denali’s activities on Denali’s behalf in connection with identifying and consummating a business combination. Other than these payments and reimbursements, no compensation of any kind, including finder’s and consulting fees, will be paid by Denali to the Sponsor, Denali’s executive officers and directors, or their respective affiliates, prior to completion of Denali’s business combination.

Policy for Approval of Related Party Transactions

The audit committee of the Denali Board has adopted a charter, providing for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC, by the audit committee. At its meetings, the audit committee shall be provided with the details of each new, existing, or proposed related party transaction, including the terms of the transaction, any contractual restrictions that the company has already committed to, the business purpose of the transaction, and the benefits of the transaction to the company and to the relevant related party. Any member of the committee who has an interest in the related party transaction under review by the committee shall abstain from voting on the approval of the related party transaction, but may, if so requested by the chair of the committee, participate in some or all of the committee’s discussions of the related party transaction. Upon completion of its review of the related party transaction, the committee may determine to permit or to prohibit the related party transaction.

Certain Transactions of Semnur

The following is a summary of transactions since January 1, 2022 and any currently proposed transactions to which Semnur was or is to be a participant in which the amount involved exceeded or will exceed $120,000, and in which any of Semnur’s directors, executive officers or, to Semnur’s knowledge, beneficial owners of more than 5% of Semnur’s capital stock, or their immediate family members (collectively, the “Semnur Related Parties”) have had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section of this proxy statement/prospectus titled “Semnur’s Executive Compensation.”

Semnur’s Relationship with Scilex

Prior to the Business Combination, Semnur is a majority owned subsidiary of Scilex through Scilex’s direct subsidiaries, Scilex, Inc. and Scilex Bio. Following the closing of the Business Combination, Scilex will continue to beneficially own a significant percentage of Semnur’s outstanding common stock. In connection with the Business Combination, Semnur and Scilex intend to enter into certain agreements that relate to Semnur’s relationship with Scilex prior to the Business Combination or will provide a framework for its ongoing relationship with Scilex.

Debt Exchange Agreement and Related Matters

Concurrently with the execution of the Merger Agreement, on August 30, 2024 Scilex and Semnur entered into the Debt Exchange Agreement. The Debt Exchange Agreement relates to the Outstanding Indebtedness, for certain loans and other amounts provided by Scilex to Semnur prior to the Closing. The Outstanding Indebtedness as of March 31, 2025 was $50,754,784, but will not exceed $60,000,000 as of immediately prior to the Closing.

Pursuant to the Debt Exchange Agreement, Scilex agreed to contribute the Outstanding Indebtedness (as set forth in the Debt Exchange Agreement) to Semnur in exchange for the issuance by Semnur to Scilex of Exchange Shares that are equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness and the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share). Further, pursuant to the Debt Exchange Agreement, prior to the Contribution, Semnur agreed to file, with the Secretary of State of the State of Delaware, a certificate of designations, in the form agreed in the Debt Exchange Agreement, to set forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Series A Preferred Shares. Upon the occurrence of the Contribution and issuance of the Series A Preferred Shares to Scilex, the Outstanding Indebtedness of Semnur owed to Scilex shall be extinguished in its entirety and shall be of no further force or effect and shall be deemed paid and satisfied in full and irrevocably and automatically discharged, terminated and released.

Assuming that the Aggregate Outstanding Amount was $50,754,784 (the amount outstanding as of March 31, 2025), then based on the preceding sentence, the aggregate number of shares of Semnur Series A Preferred Stock issued to Scilex prior to the Effective Time pursuant to the Debt Exchange Agreement would be 5,075,478 shares. At the Effective Time such shares would be exchanged for 5,075,478 shares of New Semnur Series A Preferred Stock and 507,548 shares of New Semnur Common Stock. The Aggregate Outstanding Amount as of Closing will be exchanged for equity, regardless of the amount of Denali Ordinary Shares that are redeemed in connection with the Business Combination.

Stockholder Agreement with Scilex

On August 30, 2024, Denali entered into the Stockholder Agreement with Scilex.

Pursuant to the terms of the Stockholder Agreement (and subject to certain rights of Oramed), from and after the Effective Time, and for so long as the Scilex beneficially owns any shares of New Semnur Series A Preferred Stock, among other things, (i) Scilex shall have the right, but not the obligation, to designate a Stockholder Designee or Stockholder Designees, regardless of (a) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board or (b) the size of the New Semnur Board and (ii) New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the certificate of designations designating the New Semnur Preferred Stock, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Stock.

The Stockholder Agreement also provides that New Semnur shall not, and shall cause its subsidiaries not to, among others, without the prior written consent of Scilex: (i) amend, alter, modify or repeal (whether by merger, consolidation, by operation of law or otherwise) any provisions of the Proposed Charter (including the New Semnur Certificate of Designations) or the Proposed Bylaws that increase or decrease the authorized number of directors constituting the New Semnur Board; (ii) take any action that would have the effect of increasing or decreasing the number of directors constituting the New Semnur Board; (iii) amend, alter, modify or repeal (whether by merger, consolidation, reclassification, by operation of law or otherwise) any provisions of the respective charters (and any related organizational documents) of any of the committees of the New Semnur Board; (iv) file any voluntary petition under any applicable federal or state bankruptcy or insolvency law on behalf of New Semnur or any of its subsidiaries; (v) (A) incur or permit any of New Semnur’s subsidiaries to incur any indebtedness in an aggregate principal amount in excess of $10,000,000) (with “principal amount” for purposes of this definition to include undrawn committed or available amounts) or (B) enter into, modify, amend or renew (or permit any of its subsidiaries to enter into, modify, amend or renew) any contract or other agreement in respect of indebtedness in an aggregate principal amount in excess of $10,000,000 (with “principal amount” for purposes of this definition to include undrawn committed or available amounts); (vi) consummate or otherwise enter into any other contract or agreement to effect any change of control, joint venture or corporate reorganization by New Semnur or any of its subsidiaries; (vii) declare or pay any dividend or distribution on New Semnur Common Stock, other Junior Security (as defined below) or Parity Security (as defined below); or (viii) purchase, redeem or otherwise acquire for consideration by New Semnur, directly or indirectly, any New Semnur Common Stock, other Junior Security or Parity Security (except as necessary to effect (A) a reclassification of any Junior Security for or into other Junior Securities, (B) a reclassification of any Parity Security for or into other Parity Securities with the same or lesser aggregate liquidation preference, (C) a reclassification of any Parity Security into a Junior Security, (D) the exchange or conversion of any Junior Security for or into another Junior Security, (E) the exchange or conversion of any Parity Security for or into another Parity Security with the same or lesser per share liquidation amount, (F) the exchange or conversion of any Parity Security for or into any Junior Security or (G) the settlement of incentive equity awards (including any applicable withholdings and the net exercise of options) in accordance with the terms thereof).

The New Semnur Series A Preferred Stock ranks (i) senior to all New Semnur Common Stock and to the Junior Securities; and (ii) on parity with the Parity Securities.

In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the Release Date). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Company Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur, (ii) approving of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable or (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

The Stockholder Agreement will terminate and be of no further force and effect upon the earlier of (i) termination of the Merger Agreement in accordance with its terms, (ii) mutual written agreement of the parties thereto and (iii) following the issuance of the New Semnur Series A Preferred Stock to Scilex pursuant to the Merger Agreement, the date upon which Scilex (together with its affiliates, subsidiaries, successors and assigns (other than the Company and its subsidiaries)) ceases to own any shares of New Semnur Series A Preferred Stock.

Oramed Note

On September 21, 2023, Scilex entered into, and consummated the transactions contemplated by, the Scilex-Oramed SPA with Oramed, pursuant to which, among other things, Scilex issued to Oramed the Oramed Note. The Oramed Note matures on March 21, 2025. It is payable in six principal installments, with the first installment of $5,000,000 payable on December 21, 2023, the second installment in the principal amount of $15,000,000 payable on March 21, 2024, the next three installments each in the principal amount of $20,000,000 payable on each of June 21, 2024, September 21, 2024 and December 21, 2024 and the last installment in the entire remaining principal balance of the Oramed Note payable on March 21, 2025. Interest under the Oramed Note accrues at a fluctuating per annum interest rate equal to the sum of (1) greater of (x) 4% and (y) Term SOFR (as defined in the Oramed Note) and (2) 8.5%, payable in-kind on a monthly basis. Pursuant to the Oramed Note, if the outstanding principal has not been fully repaid by March 21, 2024, an exit fee of approximately $3.1 million becomes due upon repayment. Upon the occurrence and during the continuance of an event of default under the Oramed Note, holders of more than 50% of the aggregate unpaid principal amount of the Oramed Notes may elect to accrue interest at a default rate equal to the lesser of (i) Term SOFR plus 15% or (ii) the maximum rate permitted under applicable law. Voluntary prepayments made before the one-year anniversary of the closing date of the Scilex-Oramed SPA must include a make-whole amount equal to 50% of the additional interest that would accrue on the principal amount so prepaid from the date of such prepayment through and including the maturity date. If the Oramed Note is accelerated upon an event of default, repayment is required at a mandatory default rate of 125% of the principal amount (together with 100% of accrued and unpaid interest thereon and all other amounts due in respect of the Oramed Note). The Oramed Note contains mandatory prepayment provisions requiring use of 70% of net cash proceeds from any Cash Sweep Financing (as defined in the Oramed Note) or advances under the ELOCs (as defined in the Oramed Note) to prepay the outstanding principal after the earlier of April 1, 2024 or full repayment of Acceptable Indebtedness (as defined in the Oramed Note).

The Oramed Note contains affirmative and negative covenants binding on Scilex and its subsidiaries, which includes Semnur, which restrict, among other things, Scilex and its subsidiaries (including Semnur), from incurring indebtedness or liens, amending charter and organizational documents, repaying or repurchasing stock, repaying, repurchasing, or acquiring indebtedness, paying or declaring cash dividends, assigning, selling, transferring or otherwise disposing of assets, making or holding investments, entering into transactions with affiliates, and entering into settlement agreements, in each case as more fully set forth in, and subject to certain qualifications, exceptions, and “baskets” set forth in the Oramed Note. As of December 31, 2024, the outstanding principal amount, as well as the accrued interest and fees, of the Oramed Note was $24,955,634, with the remaining amount due on March 21, 2025, which maturity date was extended to December 31, 2025 pursuant to an amendment letter Scilex entered into with Oramed, dated as of January 21, 2025.

On September 21, 2023, in connection with the Scilex-Oramed SPA, Scilex and each of its Guarantors entered into the Subsidiary Guarantee with Oramed (together with its successors and permitted assigns, the “Holder”) and the Agent, pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of the Oramed Note and any additional notes issued by Scilex after the closing date of the transactions contemplated by the Scilex-Oramed SPA in full or partial substitution of the Oramed Note (the “Additional Notes”).

On September 21, 2023, Scilex and the Guarantors entered into a security agreement (the “Security Agreement”) with the Holder and the Agent, pursuant to which Scilex and the Guarantors granted to the Agent (on behalf of and for the benefit of the holders of the Oramed Note and any Additional Notes) a security interest in all or substantially all of Scilex’s and each Guarantor’s property, respectively, to secure the prompt payment, performance and discharge in full of all of Scilex’s obligations under the Oramed Note and Additional Notes and the Guarantors’ obligations under the Subsidiary Guarantee, subject to certain customary limitations. The Security Agreement contains certain customary representations, warranties and covenants regarding the collateral thereunder, in each case as more fully set forth in the Security Agreement.

In October 2024, Scilex and Oramed agreed, among other things, that from and after the consummation of the Business Combination, neither Semnur nor Denali shall be required to guarantee or otherwise grant security for any Transaction Documents (as defined in the Scilex-Oramed SPA, and including the Scilex-Oramed SPA, the Security Agreement and the Subsidiary Agreement). Scilex and Oramed further agreed that on the Closing Date, all security interests and liens with respect to the assets and property of Semnur granted or created under the Transaction Documents shall be deemed to be released, discharged and terminated. As of the consummation of the Business Combination, Semnur will no longer be a Guarantor under the Subsidiary Guarantee and the Security Agreement.

Executive Officer and Director Compensation

Please see the section of this proxy statement/prospectus titled “Semnur’s Executive Compensation” for information regarding the compensation of Semnur’s executive officers and the section of this proxy statement/ prospectus titled “Semnur’s Director Compensation” for information regarding the compensation of Semnur’s non-employee directors.

Limitation of Liability and Indemnification of Officers and Directors

Please see the section of this proxy statement/prospectus titled “Directors and Executive Officers of New Semnur After the Business Combination — Limitation of Liability and Indemnification of Directors and Officers” for information regarding Semnur’s arrangements to provide indemnification to its officers and directors.

Post-Business Combination Agreements

In connection with the Business Combination, certain agreements with certain Semnur Related Parties were entered into or will be entered into pursuant to the Merger Agreement. The agreements described in this section, or forms of such agreements as they will be in effect substantially concurrently with the completion of the Business Combination, are filed as exhibits to the registration statement of which this proxy statement/prospectus forms a part, and the following descriptions are qualified by reference thereto. These agreements are the amended and restated registration rights agreement (see the section titled “The Merger Agreement — Certain Related Agreements and Arrangements — Amended and Restated Registration Rights Agreement”) and the stockholder agreement (see the section titled “Certain Relationships and Related Party Transactions — Certain Relationships of Denali — Stockholder Agreement with Scilex”).

Related Person Transaction Policy

Effective upon the consummation of the Business Combination, New Semnur expects to adopt a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon the consummation of the Business Combination. For purposes of New Semnur’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which New Semnur and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to New Semnur as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of New Semnur’s voting securities and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, New Semnur’s management must present information regarding the related person transaction to New Semnur’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the New Semnur Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to New Semnur of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, New Semnur will collect information that New Semnur deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable New Semnur to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under New Semnur’s code of conduct and ethics that New Semnur expects to adopt prior to the closing of this Business Combination, New Semnur’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, New Semnur’s audit committee, or other independent body of the New Semnur Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to New Semnur;

•	the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, New Semnur’s audit committee, or other independent body of the New Semnur Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, New Semnur’s best interests and those of New Semnur’s stockholders, as New Semnur’s audit committee, or other independent body of the New Semnur Board, determines in the good faith exercise of its discretion.

LEGAL MATTERS

The validity of the shares of Common Stock to be issued pursuant to the Merger Agreement will be passed upon by Winston & Strawn LLP, who has represented Denali in connection with the Business Combination. Paul Hastings LLP has represented Semnur in connection with the Business Combination. Maples and Calder (Hong Kong) LLP has represented Denali on matters of Cayman Islands law. Conyers Dill & Pearman has represented Semnur on matters of Cayman Islands law.

EXPERTS

The consolidated financial statements of Denali Capital Acquisition Corp. as of December 31, 2024, and for the year then ended, and the adjustments necessary to restate the 2023 segment information and to reflect the adoption of ASU 2023-07, Segment Reporting (Topic 280) to the 2023 segment information, as provided in Note 9, appearing in this proxy statement/prospectus, have been audited by Marcum Asia CPAs LLP, independent registered public accounting firm. The report of Marcum Asia CPAs LLP, appearing elsewhere herein, contains an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. The aforementioned financial statements are included herein in reliance upon the report of Marcum Asia CPAs LLP, given the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Denali Capital Acquisition Corp. as of December 31, 2023, and for the year then ended, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”) discussed in Note 9, appearing in this proxy statement/prospectus, have been audited by Marcum LLP, independent registered public accounting firm. The report of Marcum LLP, appearing elsewhere herein, contains an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. The aforementioned financial statements are included herein in reliance upon the report of Marcum LLP, given the authority of said firm as experts in accounting and auditing.

The financial statements of Semnur Pharmaceuticals, Inc. as of December 31, 2024 and 2023, and for the years then ended, included in this proxy statement/prospectus have been audited by Pipara & Co LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to a going concern uncertainty and the use of a carve-out basis of accounting discussed in Notes 1 and 2), which is included herein. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On July 15, 2024, Denali, at the direction of its Board of Directors and upon the recommendation of the Denali Audit Committee, dismissed Marcum LLP (“Marcum”) as its independent registered public accounting firm, effective immediately.

Marcum’s reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except that the reports included an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through July 15, 2024, there were no disagreements with Marcum on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Marcum’s satisfaction, would have caused Marcum to make reference to the subject matter of the disagreement in connection with its reports. Additionally, there were no “reportable events” requiring disclosure pursuant to Item 304(a)(1)(v) of Regulation S-K and the related instructions thereto.

In accordance with Item 304(a)(3) of Regulation S-K, the Company provided Marcum with a copy of the disclosures set forth above and requested that Marcum furnish a letter addressed to the SEC stating whether it agrees with such disclosures. Marcum’s letter, dated July 15, 2024, was originally filed as Exhibit 16.1 to the Company’s Current Report on Form 8-K filed on July 17, 2024, and is filed herewith as Exhibit 16.1 to the registration statement of which this proxy statement/prospectus forms a part.

Effective July 15, 2024, at the direction of the Board and upon the recommendation of the Audit Committee, the Company appointed Marcum Asia CPAs LLP (“Marcum Asia”) as its new independent registered public accounting firm for the fiscal year ending December 31, 2024. During the Company’s two most recent fiscal years ended December 31, 2023 and 2022, and the subsequent interim period through July 15, 2024, neither the Company nor anyone acting on its behalf consulted with Marcum Asia regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, where either a written report or oral advice was provided that Marcum Asia concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; (ii) any matter that was the subject of a disagreement as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions thereto; or (iii) any reportable event as defined in Item 304(a)(1)(v) of Regulation S-K.

APPRAISAL RIGHTS

Holders of Denali Ordinary Shares, Denali Private Placement Units (and the Denali Private Placement Warrants and Denali Private Placement Shares underlying the Denali Private Placement Units), Public Warrants and Public Units do not have appraisal rights in connection with the Business Combination or the Domestication under Cayman Islands law or under the DGCL.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of the proxy statement. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any shareholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Shareholders may notify us of their requests by calling or writing to Advantage Proxy, Inc., our proxy solicitor at:

P.O. Box 10904

Yakima, WA 98909

Toll-Free: 877 870-8565

Collect: (206) 870-8565

Email: ksmith@advantageproxy.com

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is VStock.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Denali Board is aware of no other matter that may be brought before the Meeting. Under Cayman Islands law, only business that is specified in the notice of a meeting to shareholders may be transacted at the Meeting.

FUTURE STOCKHOLDER PROPOSALS AND NOMINATIONS

If the Business Combination is not completed, we anticipate that the 2025 annual meeting of shareholders will be held no later than December 31, 2025. For any proposal to be considered for inclusion in New Semnur’s proxy statement and form of proxy for submission to the stockholders at New Semnur’s 2025 annual meeting of stockholders, it must be submitted in writing and comply with the requirements of Rule 14a–8 of the Exchange Act. Such proposals must be received by New Semnur at its offices at 960 San Antonio Road, Palo Alto, CA 94303, within a reasonable time before New Semnur begins to print and send its proxy materials for the 2025 annual meeting.

In addition, the Proposed Bylaws, which will be effective upon the Closing, provide notice procedures for stockholders to nominate a person as a director and to propose business (other than director nominations) to be considered by stockholders at a meeting. To be timely, a stockholder’s notice must be received by the corporate secretary of New Semnur (the “Secretary”) at the principal executive offices of New Semnur not earlier than the close of business on the 120th day nor later than the close of business on the 90th day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2026, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be June 30, 2025); provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 60 days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting was first made by New Semnur. Thus, for our 2025 annual meeting of stockholders, assuming the meeting is held on or about June 30, 2025, notice of a nomination or proposal must be received by the Secretary no later than April 1, 2025 and no earlier than March 2, 2025. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. If any stockholder nomination or proposal is not made in compliance with the foregoing procedures, the chairperson of the meeting may declare that such nomination or proposal shall not be presented for stockholder action at the meeting and shall be disregarded.

STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Shareholders and interested parties may communicate with the Denali Board, any committee chairperson or the non–management directors as a group by writing to the Denali Board or committee chairperson in care of Denali Capital Acquisition Corp., 437 Madison Avenue, 27th Floor, New York, NY 10022, Attn: Chief Financial Officer. Following the Business Combination, such communications should be sent in care of Semnur Pharmaceuticals, Inc., 960 San Antonio Road, Palo Alto, CA 94303, Attn: Corporate Secretary. Each communication will be forwarded, depending on the subject matter, to the New Semnur Board, the appropriate committee chairperson or all non–management directors.

Pursuant to the rules of the SEC, Denali and the services that it employs to deliver communications to its shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of Denali’s annual report to shareholders and Denali’s proxy statement. Upon written or oral request, Denali will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that Denali deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that Denali deliver single copies of such documents in the future. Shareholders may notify Denali of their requests by calling or writing Denali Capital Acquisition Corp. at (646) 978-5180 or at its principal executive offices at 437 Madison Avenue, 27th Floor, New York, NY 10022. Following the Business Combination, such requests should be made by writing or calling Semnur Pharmaceuticals, Inc. at 960 San Antonio Road, Palo Alto, CA 94303, Attn: Corporate Secretary.

WHERE YOU CAN FIND MORE INFORMATION

Denali has filed this proxy statement/prospectus as part of a registration statement on a Form S-4 with the SEC under the Securities Act. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to Denali and its securities, you should reference the registration statement and its exhibits. The descriptions in this proxy statement/prospectus of the provisions of documents filed as exhibits to this proxy statement/prospectus are only summaries of those documents’ material terms. You can read copies of such documents, along with copies of reports, proxy statements and other information filed by Denali with the SEC at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitor at the following address and telephone number:

P.O. Box 10904

Yakima, WA 98909

Toll-Free: 877 870-8565

Collect: (206) 870-8565

Email: ksmith@advantageproxy.com

If you are a shareholder of Denali and would like to request documents, please do so by August 26, 2025 in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

Information and statements contained in this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other document included as an annex to this proxy statement/prospectus.

All information contained in this proxy statement/prospectus relating to Denali has been supplied by Denali, and all such information relating to Semnur has been supplied by Semnur. Information provided by either Denali or Semnur does not constitute any representation, estimate or projection of any other party.

Neither Denali nor Semnur has authorized anyone to give any information or make any representation about the Business Combination or their respective companies that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEM
EN
TS
DENALI CAPITAL ACQUISITION CORP.

SEMNUR PHARMACEUTICALS, INC.

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Denali Capital Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Denali Capital Acquisition Corp. (the “Company”) as of December 31, 2024, the related consolidated statements of operations, shareholders’ deficit and cash flows for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, based on our audit, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 9 to the financial statements, the Company adopted ASU 2023-07, Segment Reporting (Topic 280) as of December 31, 2024. We also have audited the adjustments necessary to restate the 2023 segment information and to reflect the adoption of ASU 2023-07, Segment Reporting (Topic 280) to the 2023 segment information, as provided in Note 9. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review or apply any procedures to the 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 financial statements taken as a whole.
Explanatory Paragraph - Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses on or before April 11, 2025 (unless further extended). There is no assurance that the Company will obtain the necessary approvals or raise the additional capital it needs to fund its business operations and complete any business combination prior to April 11, 2025 (unless further extended), if at all. The Company also has no approved plan in place to extend the business combination deadline beyond April 11, 2025 and lacks the capital resources needed to fund operations and complete any business combination, even if the deadline to complete a business combination is extended to a later date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum Asia CPAs
LLP
Marcum Asia CPAs
LLP
We have served as the Company’s auditor since 2024.
New York, NY
April 1, 2025

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of
Denali Capital Acquisition Corp.
Opinion on the Financial Statements
We have audited, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures
(“ASU 2023-07”)
discussed in Notes 2 and 9 to the consolidated financial statements, the accompanying consolidated balance sheet of Denali Capital Acquisition Corp. (the “Company”) as of December 31, 2023, the related consolidated statements of operations, changes in shareholders’ deficit, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”) (the 2023 financial statements before the effects of the adjustments discussed in Notes 2 and 9 to the financial statements are not presented herein). In our opinion, the 2023 financial statements, before the effects of the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Notes 2 and 9 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
We were not engaged to audit, review, or apply any procedures to the retrospective adjustments to the disclosures for the adoption of ASU 2023-07 discussed in Notes 2 and 9 to the financial statements, and accordingly, we do not express an opinion or any form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by Marcum Asia CPAs LLP.
Explanatory Paragraph - Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1 to the financial statements, the Company is a Special Purpose Acquisition Corporation that was formed for the purpose of completing a merger on or before April 11, 2024 (or July 11, 2024, if certain conditions are met). The Company entered into a definitive merger agreement with a business combination target on January 25, 2023, and the shareholders approved the merger on January 9, 2024. There is no assurance that the Company will satisfy the required closing conditions, raise the additional capital it needs to fund its operations, and complete the transaction prior to April 11, 2024 (or July 11, 2024, if certain conditions are met), if at all. The Company also has no approved plan in place to extend the business combination deadline and fund operations for any period of time after April 11, 2024 (or July 11, 2024, if certain conditions are met), in the event that it is unable to complete a business combination by that date. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ Marcum
LLP
Marcum
LLP
We have served as the Company’s auditor from 2022 to 2024.
Costa Mesa, CA
April 1, 2024

DENALI CAPITAL ACQUISITION CORP.
CONSOLIDATED BALANCE SHEETS

	December 31, 2024	December 31, 2023
Assets
Cash on hand	$16,868	$204,464
Prepaid expenses	—	4,976

Total current assets	16,868	209,440

Cash and Investments held in trust	9,021,005	50,477,963

Total assets	$9,037,873	$50,687,403

Liabilities and Shareholders’ Deficit
Accounts Payable and accrued offering costs and expenses	$4,640,414	$3,749,581
Accrued interest expense - related party	74,555	18,021
Accrued interest expense - others	58,586	18,878
Promissory Note - related party	1,423,237	842,500
Promissory Note - Others	1,350,292	975,000

Total current liabilities	7,547,084	5,603,980

Deferred underwriter compensation	2,887,500	2,887,500

Total liabilities	10,434,584	8,491,480

Commitments and contingencies
Class A ordinary shares subject to possible redemption 751,837 and 4,537,829 shares at redemption value of $12.00 and $11.12 per share as of December 31, 2024 and 2023, respectively	9,021,005	50,477,963
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized, 510,000 shares issued and outstanding (excluding 751,837 and 4,537,829 shares subject to possible redemption as of December 31, 2024 and 2023, respectively subject to possible redemption)	51	51
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized, 2,062,500 shares issued and outstanding	206	206
Accumulated deficit	(10,417,973)	(8,282,297)

Total shareholders’ deficit	(10,417,716)	(8,282,040)

Total Liabilities and Shareholders’ Deficit	$9,037,873	$50,687,403

The accompanying notes are an integral part of these consolidated financial statements
.

DENALI CAPITAL ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended	For the Year Ended
	December 31, 2024	December 31, 2023
Formation and operating costs	$1,649,106	$3,173,826

Loss from operations	1,649,106	3,173,826

Other expense/(income)
Interest expense	96,242	36,909
Income on Trust account	(1,578,042)	(3,843,271)

Net (loss)/income	$(167,306)	$632,536

Basic and diluted weighted average redeemable ordinary shares outstanding	2,722,627	7,416,033

Basic and diluted net income per redeemable ordinary shares	$0.32	$0.26

Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,572,500	2,572,500

Basic and diluted net loss (income) per non-redeemable ordinary share	$(0.40)	$(0.50)

The accompanying notes are an integral part of these consolidated financial statements.

DENALI CAPITAL ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

	For the Year Ended December 31, 2024
	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Equity Deficit
Balance as of December 31, 2023	510,000	$51	2,062,500	$206	$(8,282,297)	$(8,282,040)
Net loss	—	—	—	—	(167,306)	(167,306)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned on trust account and extension deposit)	—	—	—	—	(1,968,370)	(1,968,370)

Balance as of December 31, 2024	510,000	51	2,062,500	206	(10,417,973)	(10,417,716)

	For the Year Ended December 31, 2023
	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated	Shareholders’
	Shares	Amount	Shares	Amount	Deficit	Deficit
Balance as of December 31, 2022	510,000	$51	2,062,500	$206	$(3,271,562)	$(3,271,305)
Net income	—	—	—	—	632,536	632,536
Subsequent measurement of ordinary shares subject to possible redemption (interest earned on trust account and extension deposit)	—	—	—	—	(5,643,271)	(5,643,271)

Balance as of December 31, 2023	510,000	$51	2,062,500	$206	$(8,282,297)	$(8,282,040)

The accompanying notes are an integral part of these consolidated financial statements.

DENALI CAPITAL ACQUISITION CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Year Ended December 31 2024	For the Year Ended December 31, 2023
Cash flows from operating activities:
Net (loss)/income	$(167,306)	$632,536
Adjustments to reconcile net (loss)/income to net cash used in operating activities:
Income from Trust	(1,578,042)	(3,843,271)
Changes in current assets and liabilities:
Prepaid Expenses	4,976	83,113
Accounts payable and accrued expenses	890,833	2,457,940
Accrued interest expense - related party	56,534	18,021
Accrued interest expense - others	39,709	18,878

Net cash used in operating activities	(753,296)	(632,783)

Cash Flows from Investing Activities:
Investment held in Trust Account	—	(825,000)
Cash withdrawn from Trust Account in connection with redemption	43,425,328	40,536,908

Net cash provided by investing activities	43,425,328	39,711,908

Cash flows from financing activities:
Proceeds from issuance of promissory note to related party	565,700	842,500
Redemption of ordinary shares	(43,425,328)	(40,536,908)

Net cash used in financing activities	(42,859,628)	(39,694,408)

Net change in cash	(187,596)	(615,283)
Cash, beginning of the year	204,464	819,747

Cash, end of the year	$16,868	$204,464

Supplemental disclosure of noncash investing and financing activities
Increase in investment held in Trust Account through issuance of promissory note	$390,329	$975,000

Remeasurement adjustment on class A ordinary shares subject to possible redemption	$1,968,370	$5,643,271

The accompanying notes are an integral part of these consolidated financial statements.

Denali Capital Acquisition Corp.
Notes to Consolidated Financial Statements
NOTE 1 – ORGANIZATION AND BUSINESS OPERATION
Denali Capital Acquisition Corp. (the “Company” or “Denali”) is a newly organized blank check company incorporated in the Cayman Islands on January 5, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (a “Business Combination”).
As of December 31, 2024, the Company had not commenced any operations. All activity for the period from January 5, 2022 (inception) through December 31, 2024, relates to the Company’s organizational activities, those necessary to prepare for and complete the initial public offering (“IPO”), identifying a target company for a business combination, and activities in connection with an initial business combination, including with respect to our proposed business combination with Semnur Pharmaceuticals, Inc (“Semnur”). The Company does not expect to generate any operating revenues until after the completion of an initial Business Combination. The Company is generating non-operating
income in the form of income from the investment of proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is Denali Capital Global Investments LLC, a Cayman Islands limited liability company (the “Sponsor”).
Financing
The registration statement for the Company’s IPO became effective on April 6, 2022. On April 11, 2022, the Company consummated the IPO of 8,250,000 units (including over-allotment of 750,000 units) (“Public Units”). Each Public Unit consists of one Class A ordinary share, $0.0001 par value per share (such shares included in the Public Units, the “Public Shares”), and one redeemable warrant (the “Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one Public Share at an exercise price of $11.50 per share. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds of $82,500,000, which is described in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of 510,000 units (including over-allotment of 30,000 units) (the “Private Placement Units”) to the Sponsor at a price of $10.00 per Private Placement Unit in a private placement generating gross proceeds of $5,100,000, which is described in Note 4. Transaction costs amounted to $5,105,315, consisting of $1,650,000 of underwriting fees, $2,887,500 of deferred underwriters’ fees and $567,815 of other offering costs, and were all initially charged to shareholders’ equity.
Trust Account
Following the consummation of the IPO on April 11, 2022, a total of $84,150,000 of the net proceeds from the IPO and the sale of the Private Placement Units was deposited in a trust account (the “Trust Account”). The net proceeds were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund and meeting certain conditions under Rule
2a-7
of the Investment Company Act, as determined by the Company. Further, on April 12, 2023, the Company issued a press release announcing that it deposited $825,000 into the Trust Account, 50% of this amount being a loan from the Sponsor in the form of a convertible promissory note and other 50% amount was transferred directly from the remaining cash on hand balance at that time, in order to extend the period of time it has to consummate a business combination by an additional three months, from then current deadline of April 11, 2023 to July 11, 2023. On July 13, 2023, the Company issued a press release announcing that an aggregate of $825,000 has been deposited into the Company’s Trust Account in order to extend the period of time it has to consummate a business combination by an additional three months, from the then current deadline of July 11, 2023 to October 11, 2023. Furthermore, subsequently, on October 11, 2023, the Company issued another press release announcing that the Company’s shareholders extended the date by which the Company must consummate an initial business combination from October 11, 2023 to July 11, 2024 by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine times by an additional one month each time (the “Extension”). The Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month
extension the lesser of (a) an aggregate of $50,000 or (b) $0.03 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, and hence, an aggregate of $150,000 has been deposited into the Company’s Trust Account through December 31, 2023 in order to extend the period of time it has to consummate a business combination by an additional three months, from the then current deadline of October 11, 2023 to January 11, 2024. Until June 2024, there has been further deposit of an aggregate of $300,000 into the Trust Account for extension from January 11, 2024 to July 11, 2024. However, on June 4, 2024, to mitigate the risk of being deemed to have been operating as an unregistered investment company under the Investment Company Act, the Company instructed Wilmington Trust, National Association, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash in an interest-bearing bank deposit account until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.5% per annum.
During the shareholder’s meeting held on October 11, 2023, shareholders holding 3,712,171 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $40.5 million (approximately $10.92 per share) was removed from the Trust Account to pay such holders. Following redemptions and through December 31, 2023, the Company had 4,537,829 public shares outstanding.
On July 10, 2024, the shareholders of the Company held an extraordinary general meeting of shareholders to consider and vote upon a proposal to amend, by way of special resolution, the amended and restated memorandum and articles of association of the Company to extend (the “extension”) the date by which the Company must: (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), included as part of the units sold in the Company’s IPO from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine (9) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month
extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest
bearing promissory note payable upon consummation of an initial business combination.
In connection with the extraordinary general meeting on July 10, 2024, shareholders holding 3,785,992 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 751,837 public shares outstanding.
On July 10, 2024, Company issued a convertible promissory note (the “Convertible Promissory Note 2”) in the total principal amount of up to $180,000 to Sponsor. The Convertible Promissory Note 2 was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Convertible Promissory Note 2. The Convertible Promissory Note 2 matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.

On August 9, 2024, the Company issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Extension Scilex Convertible Promissory Note”). The Extension Scilex Convertible Promissory Note was issued with an initial principal balance of $15,064, with the remaining $164,936 drawable at the Company’s request and upon the consent of Scilex prior to the maturity of the Extension Scilex Convertible Promissory Note. The Extension Scilex Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.
As of December 31, 2024, Scilex deposited aggregated total of $75,292 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination to January 11, 2025.
On January 6, 2025, February 11, 2025 and March 11, 2025, Scilex had deposited an aggregate of $45,191 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination from January 11, 2025 to April 11, 2025.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the interest income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
Business Combination
The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination (initially anticipated to be $10.20 per Public Unit, plus any pro rata interest then in the Trust Account, net of taxes payable). The Public Shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the “penny stock” rules of the Securities and Exchange Commission (the “SEC”)) either prior to or upon consummation of an initial Business Combination. However, a greater net tangible asset or cash requirement may be contained in the agreement relating to the Business Combination. In shareholders’ meeting held on October 11, 2023, it was resolved to eliminate this limitation that the Company may not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation Amendment”). If the Company is unable to complete the initial Business Combination within the Combination Period, including Extension (refer to Note 9), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period.
The founder shares are designated as Class B ordinary shares (the “founder shares”) and, except as described below, are identical to the Public Shares, and holders of founder shares have the same shareholder rights as Public Shareholders, except that (i) prior to the Company’s initial Business Combination, only holders of the founder shares have the right to vote on the appointment of directors, including in connection with the completion of the Company’s initial Business Combination, and holders of a majority of the founder shares may remove a member of the board of directors for any reason, (ii) the founder shares are subject to certain transfer restrictions, as described in more detail below, (iii) the Company’s initial shareholders have entered into an agreement with the Company, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares and Public Shares in connection with the completion of the Company’s initial Business Combination, (B) waive their redemption rights with respect to their founder shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association that would affect the substance or timing of the Company’s obligation to provide for the redemption of the Company’s Public Shares in connection with an initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company has not consummated an initial Business Combination by April 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable), and (C) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business Combination by April 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable), although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame, (iv) the founder shares will automatically convert into Public Shares concurrently with or immediately following the consummation of the Company’s initial Business Combination, or earlier at the option of the holder thereof, and (v) the founder shares are entitled to registration rights. If the Company submits its initial Business Combination to its Public Shareholders for a vote, the Sponsor and each member of the Company’s management team have agreed to vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination. During an extraordinary general meeting held on October 11, 2023, a proposal was approved that Class A ordinary shares will be issued to holders of Class B ordinary shares upon the exercise of the right of a holder of the Company’s Class B ordinary shares, par value $0.0001 per share, to convert such holder’s Class B ordinary shares into Class A ordinary shares on a one-for-one
basis at any time and from time to time prior to the closing of an initial business combination at the election of the holder (the “Founder Share Amendment”). No such conversions have been made as of the date of this filing. Further, the Class B ordinary shares that convert into Class A ordinary shares do not possess redemption rights.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s registered public accounting firm) for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended, (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Company’s Sponsor will not be responsible to the extent of any liability for such third party claims.
Merger Agreement – Longevity (termination)
On January 25, 2023, the Company entered into an Agreement and Plan of Merger (the “Longevity Merger Agreement”), by and among Longevity Biomedical, Inc., a Delaware corporation (“Longevity”), Denali SPAC Holdco, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Holdco”), Denali SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Denali Merger Sub”), Longevity Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Longevity Merger Sub”), and Bradford A. Zakes, solely in the capacity as seller representative (the “Seller Representative”).
On June 26, 2024, pursuant to Section 11.1(a) of the Longevity Merger Agreement, the parties entered into a termination agreement (the “Termination Agreement”) pursuant to which the Longevity Merger Agreement was terminated effective as of the date of the Termination Agreement (the “Termination”).
As a result of the Termination Agreement, the Longevity Merger Agreement is of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement also automatically terminated in accordance with their respective terms. As a result of the termination of the Longevity Merger Agreement, Holdco filed the Registration Withdrawal Request on Form RW on August 9, 2024, to withdraw its registration statement on Form
S-4,
as amended, initially filed with the SEC on March 29, 2023.
Merger Agreement – Semnur
On August 30, 2024, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware corporation and a majority owned subsidiary of Scilex Holding Company (“Scilex”), and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). The term “New Semnur” is used to refer to the Company after completion of the transactions contemplated by the Merger Agreement.
Subject to the terms and conditions set forth in the Merger Agreement, the total consideration to be paid at Closing by the Company to Semnur’s equity holders will be an amount equal to the quotient of (a) $2,500,000,000 divided by (b) $10.00, and will be payable in New Semnur Common Shares. In accordance with the terms and subject to the conditions of the Merger Agreement, following the Company’s deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and at the effective time of the Merger (the “Effective Time”): (i) each share of common stock of Semnur issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, a number of shares of common stock of New Semnur (the “New Semnur Common Shares”) equal to the Exchange Ratio (as defined in the Merger Agreement); (ii) each share of Series A preferred stock of Semnur issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one share of Series A preferred stock of New Semnur (the “New Semnur Preferred Share”) and (b) one-tenth of one New Semnur Common Share, and (iii) subject to the Company’s receipt of the Option Exchange Approval (as defined in the Merger Agreement), each option to purchase a share of Semnur common stock that is then outstanding shall be converted into the right to receive an option to purchase a number of New Semnur Common Shares as determined by the Exchange Ratio upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, with the exercise price thereof adjusted by the Exchange Ratio. For purposes of the Merger Agreement, Semnur’s equity value is $2,500,000,000.

Other Agreements
The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the closing of the Merger, including, among others, the following:
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Sponsor and each of the Company’s directors and executive officers entered into a sponsor support agreement with the Company and Semnur (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each of Company’s directors and executive officers has agreed to, among other things: (i) vote in favor of the Parent Shareholder Approval Matters (as defined in the Merger Agreement) and in favor of any proposal in respect of an Extension Amendment (as such terms are defined in the Merger Agreement); (ii) vote against (or otherwise withhold written consent of, as applicable) any “Business Combination” (as such term is defined in Denali’s organizational documents) or any proposal relating thereto (in each case, other than as contemplated by the Merger Agreement); (iii) vote against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby); (iv) vote against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of the Company (other than in connection with the Merger Agreement and the transactions contemplated thereby); and (v) vote against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement or the Merger Agreement or any of the transactions contemplated thereby, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Denali or Merger Sub under the Merger Agreement, (c) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (d) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Under the terms of the Sponsor Support Agreement, the Sponsor also agreed to certain standstill provisions with respect to the ordinary shares and other equity securities of the Company held by the Sponsor.
Stockholder Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, Semnur and Scilex (as the then sole stockholder of Semnur) entered into a company stockholder support agreement (the “Stockholder Support Agreement”), pursuant to which Scilex agreed to, among other things: (i) appear at any meeting of Semnur’s stockholders related to the transactions contemplated by the Merger Agreement, or otherwise cause its shares of Semnur common stock to be counted as present thereat for the purpose of establishing a quorum; (ii) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur common stock in favor of the Merger Agreement and the Business Combination; (iii) authorize and approve any amendment to Semnur’s certificate of incorporation or bylaws that is deemed necessary or advisable by Semnur for purposes of effecting the Business Combination; and (iv) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur common stock against any other action that would reasonably be expected to (a) impede, interfere with, frustrate, delay, postpone or adversely affect the Business Combination, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of Semnur under the Merger Agreement or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of Scilex contained in the Stockholder Support Agreement.
Sponsor Interest Purchase Agreement
In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the

SIPA, Scilex agreed to purchase 500,000 Class B ordinary shares, par value $0.0001 per share (the “Purchased Interests”), of the Company that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the SIPA, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Share at the effective time of the Domestication pursuant to the terms of the Merger Agreement.
Amended and Restated Registration Rights Agreement
The Merger Agreement contemplates that, at or prior to the closing of the Merger, the Company and Scilex will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which, among other things, will govern the registration of certain New Semnur Common Shares for resale and be effective as of the closing of the Merger.
Stockholder Agreement
Concurrently with the execution of the Merger Agreement, the Company entered into a Stockholder Agreement with Scilex (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, from and after the Effective Time, and for so long as Scilex beneficially owns any New Semnur Preferred Shares, among other things, (i) Scilex shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the Board of Directors of New Semnur (“New Semnur Board”) (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of (i) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (ii) the size of the New Semnur Board, and New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the certificate of designations designating the New Semnur Preferred Shares, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Shares. In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the date on which all payments under the Oramed Note and all other obligations under the Oramed Note have been paid in full in cash (such date, the “Release Date”)). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur (ii) approval of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable and (v) permitting certain compensation payments to Scilex Insiders (as defined therein).

Liquidity, Capital Resources and Going Concern Consideration
The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note (the “Promissory Note”) from the Sponsor of up to $400,000 (see Note 5) which was fully repaid on April 12, 2022. Subsequent to the consummation of the IPO and sale of the Private Placement Units on April 11, 2022, a total of $84,150,000 was placed in the Trust Account, and the Company had $1,515,795 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. In connection with the IPO, the Company incurred $5,105,315 in transaction costs, consisting of $1,650,000 of underwriting fees, $2,887,500 of deferred underwriting fees and $567,815 of other offering costs.
As of December 31, 2024, all of the assets of $9,021,005 held in the Trust Account have been held solely in cash in an interest-bearing demand deposit account at a bank. The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Business Combination. To the extent that the Company’s share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue the Company’s growth strategies.
As of December 31, 2024, the Company had cash of $16,868 outside of the Trust Account. If the Company does not complete the business combination, it intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.
As of December 31, 2024, the Company had a working deficit of $7,530,216. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, it will repay such loaned amounts without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside of the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. On April 11, 2023, the Company issued the Convertible Promissory Note (“Convertible Promissory Note 1”) in the total principal amount of up to $825,000 to the Sponsor. The Convertible Promissory Note 1 bears an interest accruing on the unpaid and outstanding total principal amount at the lowest short-term Applicable Federal Rate as in effect on the date thereof and is payable in arrears on the earlier of (i) the closing of Denali’s initial business combination and (ii) the date of the liquidation of the Company (the “Maturity Date”). Interest will be calculated on the basis of a
365-day
year and the actual number of days elapsed, to the extent permitted by applicable law. The Convertible Promissory Note 1 was issued with an initial principal balance of $412,500 (the “Initial Principal Amount”). The Sponsor has further lent loans in the aggregate amount of $430,000 on July 18, 2023, October 12, 2023 and December 29, 2023. The Sponsor further lent an aggregate of $565,700 to the Company for the Convertible Promissory Note 1 during the year ended December 31, 2024. On April 2, 2024 the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $1,200,000. On January 24, 2025, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $2,000,000.

On July 10, 2024, the Company issued Convertible Promissory Note 2 in the total principal amount of up to $180,000 to Sponsor. The Convertible Promissory Note 2 was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Convertible Promissory Note 2.
As of December 31, 2024, there was an amount of $1,408,200 and $15,037 outstanding under Working Capital Loans in the form of the Convertible Promissory Note 1 and 2, respectively, issued to the Sponsor.
As of December 31, 2024, the outstanding amount under the Working Capital Loans in the form of the Convertible Promissory Note 1 issued to the Sponsor had exceeded the limit of $1,200,000, reaching $1,408,200, resulting in an overdrawn position. To remediate this overdrawn balance, on January 24, 2025, the Company issued a third amended and restated promissory note (the “Third Restated Note”) to amend and restate Convertible Promissory Note 1, increasing the total principal amount to $2,000,000.
On July 11, 2023, the Company issued a convertible note (“FutureTech Convertible Promissory Note”) in the total principal amount of $825,000 to FutureTech Capital LLC (“FutureTech”) and 100% of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination. On October 11, 2023, the Company issued another convertible promissory note in the total principal amount of up to $450,000 to FutureTech. The Convertible Promissory Note was issued with an initial principal balance of $50,000, with the remaining $400,000 drawable at the Company’s request and upon the consent of FutureTech prior to the maturity of the Convertible Promissory Note. Consequently, $400,000 of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination from October 11, 2023 to July 11, 2024. As of December 31, 2024, there was an amount of $1,275,000 outstanding in the form of the Convertible Promissory Note issued to FutureTech. Further, the amount of $58,586 with interest at 4.80%
on amount borrowed from FutureTech for the Extension was recognized as accrued interest expense – others as of December 31, 2024.
On August 9, 2024, the Company issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Extension Scilex Convertible Promissory Note”). The Extension Scilex Convertible Promissory Note was issued with an initial principal balance of $15,064, with the remaining $164,936 drawable at the Company’s request and upon the consent of Scilex prior to the maturity of the Extension Scilex Convertible Promissory Note. The Extension Scilex Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.
As of December 31, 2024, Scilex deposited aggregated total of $75,292 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination to January 11, 2025.
On January 6, 2025, February 11, 2025 and March 11, 2025, Scilex had deposited an aggregate of $45,191 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination from January 11, 2025 to April 11, 2025.
Based on the foregoing, management believes that the Company will not have sufficient working capital and borrowing capacity to meet its needs through the consummation of the initial Business Combination. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In accordance with ASC Subtopic
205-40,
“Presentation of Financial Statements – Going Concern”, the Company has evaluated that there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern through April 11, 2025 (as extended pursuant to amended and restated memorandum and articles of association of the Company dated July 10, 2024), the date that the Company will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action, related sanctions on the world economy and the ongoing hostilities in the Middle East are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flow is also not determinable as of the date of these consolidated financial statements.
On February 22, 2024, the Company received a letter (the “Letter”) from the staff at Nasdaq notifying the Company that, for the 30 consecutive business days prior to the date of the Letter, the Company’s Minimum Value of Listed Securities (“MVLS”) was below the minimum of $50 million required for continued listing on The Nasdaq Global Market pursuant to Nasdaq Listing Rule 5450(b)(2)(A). The staff at Nasdaq also noted in the Letter that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(3)(A), which requires listed companies to have total assets and total revenue of at least $50,000,000 each for the most recently completed fiscal year or for two of the three most recently completed fiscal years. The Letter is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on Nasdaq. In accordance with Nasdaq Listing Rule 5810(c)(3)(C), the Company has 180 calendar days, or until August 20, 2024, to regain compliance. The Letter notes that to regain compliance, the Company’s MVLS must close at or above $50 million for a minimum of ten consecutive business days during the compliance period. The Letter further notes that if the Company is unable to satisfy the MVLS requirement prior to such date, the Company may be eligible to transfer the listing of its securities to The Nasdaq Capital Market (provided that the Company then satisfies the requirements for continued listing on that market). If the Company does not regain compliance by August 20, 2024, Nasdaq staff will provide written notice to the Company that its securities are subject to delisting. At that time, the Company may appeal any such delisting determination to a hearings panel. The Company intends to actively monitor the Company’s MVLS between now and August 20, 2024, and may, if appropriate, evaluate available options to resolve the deficiency and regain compliance with the MVLS requirement. While the Company is exercising diligent efforts to maintain the listing of its securities on Nasdaq, there can be no assurance that the Company will be able to regain or maintain compliance with Nasdaq listing standards.
On July 26, 2024, Denali, received a letter from the staff at Nasdaq informing Denali that it had regained compliance with Nasdaq Listing Rule 5450(b)(2)(A) and that Nasdaq is in compliance with the Nasdaq Global Market’s requirements. The Denali Units continued to trade on Nasdaq under the symbol “DECAU”, the Class A ordinary shares continued to trade on Nasdaq under the symbol “DECA” and Denali public warrants continued to trade on Nasdaq under the symbol “DECAW.”
On October 2, 2024, the Company received a written notice (the “Notice”) from the staff at Nasdaq notifying the Company that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”), which requires the Company to maintain a MVLS of $50.0 million, and Nasdaq Listing Rule 5450(b)(3)(A) (the “Total Assets Rule” and, together with the MVLS Rule, the “Listing Rules”), which requires the Company to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of the Company’s securities on the Nasdaq Global Market.

The Notice states that the Company has 180 calendar days, or until March 31, 2025, to regain compliance with the Listing Rules. To regain compliance, the Company’s MVLS must meet or exceed $50.0 million for a minimum of ten consecutive business days during the 180-day compliance period ending on March 31, 2025. In the event the Company does not regain compliance with the Listing Rules prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. At that time, the Company will have the opportunity to appeal the decision to a Nasdaq Hearing Panel. The Company intends to monitor its MVLS and consider its available options to regain compliance with the Listing Rules.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Any intercompany transactions and balances have been eliminated in consolidation.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding
advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, the actual results could differ significantly from those estimates.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents on December 31, 2024 and 2023.
Cash and Investment Held in Trust Account
Prior to June 4, 2024, substantially all of the assets held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule
2a-7
promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Gains and losses resulting from the change in fair value of these securities are included in income on Trust Account in the accompanying condensed consolidated statements of operations. The estimated fair values of investment held in the Trust Account are determined using available market information.
Since June 4, 2024, all of the assets held in the Trust Account have been held solely in cash in an interest-bearing demand deposit account at a bank. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.5% per annum.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the consolidated balance sheet, primarily due to its short-term nature.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480 and FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under FASB ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in
capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the 8,250,000 Public Warrants (as defined in Note 3) and 510,000 Private Placement Warrants (as defined in Note 4) as equity-classified instruments.
Convertible Debt
The Company issues debt that may have conversion features.
Convertible debt – derivative treatment
 – When the Company issues debt with a conversion feature, the Company must first assess whether the embedded equity-linked component is clearly and closely related to its host instruments. If a component is clearly and closely related to its host instruments, then the Company has to assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlying, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.
If the conversion feature within convertible debt meets the requirements to be treated as a derivative, the Company estimates the fair value of the embedded derivative using the Black Scholes method upon the date of issuance. If the fair value of the embedded derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. The derivative shall be recorded at fair value as liability and the carrying value assigned to the host contract represents the difference between the previous carrying amount of the hybrid instrument and the fair value of the derivative; therefore, there is no gain or loss from the initial recognition and measurement of an embedded derivative that is accounted for separately from its host contract.
The ASU changes the accounting for convertible instruments by reducing the number of accounting models. It requires convertible debt instruments to be accounted for under one of the following three models: embedded derivative, substantial premium, or no proceeds allocated (traditional debt) models. It eliminates the cash conversion and beneficial conversion feature models, which will likely result in more convertible debt instruments being accounted for as a single unit.
The conversion feature in convertible promissory notes issued by the Company in for the year ended December 31, 2024 and 2023 does not qualify for either the derivative treatment. These convertible promissory notes are presented as traditional debt as of December 31, 2024 and 2023, in the consolidated balance sheets.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and are subject to the occurrence of uncertain future events. Accordingly, as of December 31, 2024, and 2023, 751,837 and 4,537,829 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, respectively, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into U.S. federal law. Among other provisions, the IR Act imposes a new 1% U.S. federal excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations, effective for transactions occurring on or after January 1, 2023. Since the Company is incorporated in the Cayman Islands and is neither a U.S. domestic corporation nor a U.S. domestic subsidiary of a publicly traded foreign corporation, it is exempt from the 1% U.S. federal excise tax on stock repurchases.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in
capital or accumulated deficit if additional
paid-in
capital equals to zero.

As of December 31, 2024 and 2023, the ordinary shares reflected in the consolidated balance sheets are reconciled in the following table:

	Shares	Amount
Ordinary shares subject to possible redemption – December 31, 2022	8,250,000	85,371,600
Redemption of shares ($10.92 per share)	(3,712,171)	(40,536,908)
Subsequent measurement of Class A ordinary shares subject to possible redemption (income earned on Trust Account)	—	3,843,271
Subsequent measurement of Class A ordinary shares subject to possible redemption (extension deposit)	—	1,800,000

Ordinary shares subject to possible redemption – December 31, 2023	4,537,829	$50,477,963
Redemption of shares ($11.47 per share)	(3,785,992)	(43,425,328)
Subsequent measurement of Class A ordinary shares subject to possible redemption (income earned on Trust Account)	—	1,578,042
Subsequent measurement of Class A ordinary shares subject to possible redemption (extension deposit)	—	390,328
Ordinary shares subject to possible redemption – December 31, 2024	751,837	9,021,005
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.
Net Income Per Ordinary Share
The Company complies with the accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per redeemable and non-redeemable
ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding between the redeemable and non-redeemable
shares during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 93,750 founder shares that were forfeited during the three months ended June 30, 2022, due to the underwriters’ partial exercise of their over-allotment option. In order to determine the net income attributable to both the redeemable shares and non-redeemable
shares, the Company first considered the undistributed income allocable to both the redeemable shares and non-redeemable
shares and the undistributed income is calculated using the total net loss less dividends paid. The Company then allocated the undistributed income based on the weighted average number of shares outstanding between the redeemable and non-redeemable
shares.
Subsequent measurement adjustments recorded pursuant to ASC
480-10-S99-3A
related to redeemable shares are treated in the same manner as dividends on redeemable shares. Class A ordinary shares are redeemable at a price determined by the Trust Account held by the Company. This redemption price is not considered a redemption at fair value. Accordingly, the adjustments to the carrying amount are reflected in the Earnings Per Share (“EPS”) using the two-class
method. The Company has elected to apply the
two-class
method by treating the entire periodic adjustment to the carrying amount of the Class A ordinary shares subject to possible redemption like a dividend.
Based on the above, any remeasurement of the redemption value of the Class A ordinary shares subject to possible redemption is considered to be dividends paid to the Public Shareholders. Warrants issued are contingently exercisable (i.e., on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO). Further, Convertible Promissory Notes are also contingently exercisable upon the consummation of the initial Business Combination. For EPS purpose, the warrants and notes are anti-dilutive since they would generally not be reflected in basic or diluted EPS until the contingency is resolved. For the years ended December 31, 2024 and 2023, the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income per ordinary share is the same as basic earnings per ordinary share for the periods presented.
The net income per share presented in the consolidated statements of operations is based on the following:

	For the year ended December 31, 2024	For the year ended December 31, 2023
Net (loss)/income	$(167,306)	$632,536
Accretion of temporary equity to redemption value	(1,968,370)	(5,643,271)

Net loss including accretion of temporary equity	$(2,135,676)	$(5,010,735)

	For the Year Ended December 31, 2024		For the Year Ended December 31, 2023
	Redeemable Common Stock	Non- Redeemable Common Stock	Redeemable Common Stock	Non- Redeemable Common Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including accretion of temporary equity	$(1,098,113)	$(1,037,563)	$(3,720,244)	$(1,290,491)
Accretion of temporary equity to redemption value	1,968,370	—	5,643,271	—

Allocation of net income/(loss)	$870,257	$(1,037,563)	$1,923,027	$(1,290,491)

Denominators:
Weighted-average shares outstanding	2,722,627	2,572,500	7,416,033	2,572,500

Basic and diluted net income/ (loss) per share	$0.32	$(0.40)	$0.26	$(0.50)

Income Taxes
The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not
to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2024 and 2023. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company determined that the Cayman Islands is the Company’s only major tax jurisdiction and the location of all members of management, sponsors, directors, any employees, or assets to the extent employed is the United States.
The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.
There is currently no taxation imposed on income by the Government of the Cayman Islands for the year ended December 31, 2024 and 2023.
Recent Accounting Pronouncements
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU 2023-09, Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently assessing the impact, if any, that ASU 2023-09 would have on its financial position, results of operations or cash flows.
Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
NOTE 3 – INITIAL PUBLIC OFFERING
On April 11, 2022, the Company consummated the IPO of 8,250,000 Public Units, inclusive of 750,000 Public Units issued pursuant to the underwriters’ partial exercise of their over-allotment option. The Public Units were sold at a purchase price of $10.00 per Public Unit, generating gross proceeds of $82,500,000. Each Public Unit consists of one Public Share and one Public Warrant. Each Public Warrant entitles the holder thereof to purchase one Public Share at a price of $11.50 per share.
The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation (see Note 7).
NOTE 4 – PRIVATE PLACEMENT
Simultaneously with the closing of the IPO, the Company consummated a private placement and the Sponsor purchased an aggregate of 510,000 Private Placement Units (including 30,000 Private Placement Units pursuant to the underwriters’ partial exercise of the over-allotment option) at a price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $5,100,000. Each whole Private Placement Unit consists of one Class A ordinary share (“Private Placement Shares”) and one warrant (“Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Certain of the proceeds from the sale of the Private Placement Units were added to the net proceeds from the IPO held in the Trust Account.

If the Company does not complete a Business Combination by April 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable) (refer to Note 1), the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Company’s Class A ordinary shares (subject to the requirements of applicable law) and the Private Placement Units and all underlying securities will expire worthless. The Private Placement Units will not be transferable, assignable, or saleable until 30 days after the completion of an initial Business Combination, subject to certain exceptions.
NOTE 5 – RELATED PARTY TRANSACTIONS
Founder Shares
On February 3, 2022, the Company issued an aggregate of 2,156,250 founder shares to the Sponsor in exchange for a payment of $25,000 from the Sponsor for deferred offering costs. In March 2022, the Sponsor transferred 20,000 founder shares to the Chief Financial Officer of the Company and 110,000 founder shares to certain members of the Company’s board of directors. On May 23, 2022, 93,750 founder shares were forfeited by the Sponsor as the underwriters did not exercise their over-allotment option on the remaining 375,000 Public Units (see Note 6), resulting in the Sponsor holding a balance of 1,932,500 founder shares.
The founder shares are identical to the Class A ordinary shares included in the units sold in the IPO, except that the founder shares will automatically convert into Class A ordinary shares at the time of the Company’s initial Business Combination (see Note 7). Also, the Sponsor and each member of the Company’s management team have entered into an agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and Public Shares held by them.
The Sponsor and the Company’s directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earlier of (A) one year after the completion of an initial Business Combination and (B) subsequent to the Company’s initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all Public Shareholders having the right to exchange their Public Shares for cash, securities or other property. Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor and the Company’s directors and executive officers with respect to any founder shares.
The sale of the founder shares to the Company’s Chief Financial Officer and to certain members of the Company’s board of directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 130,000 shares granted to the Company’s directors and executive officers was $1,005,964 or $7.74 per share. The founder shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the founder shares is recognized only when the performance condition is of probable occurrence under the applicable accounting literature in this circumstance. As of December 31, 2024, the Company determined that a Business Combination is not considered probable until it occurs and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of founder shares times the fair value per share at the grant date (unless subsequently modified) less the amount initially received for the purchase of the founder shares.
In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the

SIPA, Scilex agreed to purchase 500,000 Class B ordinary shares, par value $0.0001 per share (the “Purchased Interests”), of the Company that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the SIPA, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one basis, into one New Semnur Common Share at the effective time of the Domestication pursuant to the terms of the Merger Agreement.
On August 30, 2024, Scilex paid the Cash Consideration under the SIPA, and on September 3, 2024, the Sponsor transferred 500,000 Class B Ordinary Shares to Scilex. The Company accounted for the SIPA in accordance with Staff Accounting Bulletin Topic 5T (“SAB Topic 5T”). The Company determined the SIPA represents a transfer of economic value that benefit to the Company as the SIPA is executed on the closing of the Merger that was contemplates by the Merger Agreement. According to SAB Topic 5T, if the Sponsor is settling an obligation or expense on behalf of the Company through a transfer of shares or other consideration, the fair value of the shares transferred less the consideration received would be recognized as an expense by the Company.
The Company estimated the fair value of the Company’s 500,000 Class B ordinary shares on September 3, 2024 transferred to Scilex by the Sponsor, which was less than the $2,000,000 Cash Consideration plus the fair value of 300,000 Scilex Shares. The Company determined that the 500,000 Class B ordinary shares were sold at premium and no expense should be recorded.
Working Capital Loans
In order to finance transaction costs in connection with a Business Co
m
bination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, provide the Company Working Capital Loans. If the Company completes a Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close the Company may use a portion of proceeds held outside of the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used for such repayment.
The Working Capital loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $
1.5
 million of such Working Capital Loans may be convertible into units of the post-business combination entity at a price of $
10.00
 per unit. On April 11, 2023, the Company issued the Convertible Promissory Note in the total principal amount of up to $
825,000
 to the Sponsor. The Convertible Promissory Note bears an interest accruing on the unpaid and outstanding total principal amount at the lowest short-term Applicable Federal Rate as in effect on the date thereof and is payable in arrears on the Maturity Date. Interest will be calculated on the basis of a
365-day
year and the actual number of days elapsed, to the extent permitted by applicable law. The Convertible Promissory Note was issued with an initial principal balance of $
412,500
. The Sponsor has further lent loans in the aggregate amount of $
430,000
 on July 18, 2023, October 12, 2023 and December 29, 2023. On December 29, 2023 the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $
157,500
, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $
1,000,000
. On April 2, 2024, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $
186,800
, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $
1,200,000
. On January 24, 2025, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $
591,800
, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $
2,000,000
. The Sponsor further lent an aggregate of $
565,700
to the Company against the Convertible Promissory Note during the year ended December 31, 2024. As of December 31, 2024, there was an amount of $
1,408,200
outstanding under Working Capital Loans in the form of the Convertible Promissory Note issued to Sponsor. Further, an amount of $74,555 with interest at 4.86% on the amount borrowed from the Sponsor was recognized as accrued interest expense – related party as of December 31, 2024.
On July 10, 2024, the Company issued Convertible Promissory Note 2 in the total principal amount of up to $180,000 to Sponsor. The Convertible Promissory Note 2 was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Convertible Promissory Note 2.
NOTE 6 – COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the founder shares, Private Placement Shares and Private Placement Warrants, including any of those issued upon conversion of the Working Capital Loans (and any Private Placement Shares issuable upon the exercise of the Private Placement Warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed on April 6, 2022. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed after the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the costs and expenses of filing any such registration statements.
The Merger Agreement contemplates that, at or prior to the closing of the business combination between the Company and Semnur (the “Closing”), Denali, Scilex, the Sponsor and certain shareholders of Denali will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain New Semnur Common Shares for resale and be effective as of the Closing.
Underwriting Agreement
The underwriters received a cash underwriting discount of $0.20 per Public Unit, or $1,650,000 in the aggregate, paid upon the closing of the IPO. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Public Unit, or $2,887,500 in the aggregate, which is included in the accompanying consolidated balance sheets. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 20, 2023, the Company’s Underwriters entered into an Underwriter Letter Agreement, pursuant to which the Company’s Underwriters have agreed to receive 30%, or $866,250, of the aggregate $2,887,500 deferred underwriting commission owed to them upon the closing of the Company’s initial business combination in the form of 86,625 shares of shares of common stock of the combined company. Under the terms of the Underwriter Letter Agreement, the shares of common stock of the combined company will be issued at the Closing and the remaining aggregate $2,021,250 of deferred underwriting compensation owed will remain payable at the Closing in cash under the original terms of the underwriting agreement.
NOTE 7 – SHAREHOLDER’S DEFICIT
Preference shares
 – The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2024 and December 31, 2023, there were no preference shares issued and outstanding.
Class
 A Ordinary Shares –
 The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of December 31, 2024 and December 31, 2023, there were 510,000 Class A ordinary shares issued and outstanding, excluding 751,837 and 4,537,829 Class A ordinary shares subject to possible redemption, respectively.

Class
 B Ordinary Shares
 –
The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of December 31, 2024 and December 31, 2023, there were 2,062,500 Class B ordinary shares issued and outstanding. On May 23, 2022, 93,750 Class B ordinary shares were forfeited as the underwriters did not exercise the over-allotment option on the remaining 375,000 Public Units.

Prior to the Company’s initial Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment of directors and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason. In addition, in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two-thirds
of the votes of all ordinary shares voted at a general meeting), holders of founder shares will have ten votes for every founder share and holders of Class A ordinary shares will have one vote for every Class A ordinary share and, as a result, the Company’s initial shareholders will be able to approve any such proposal without the vote of any other shareholder.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted
basis, approximately 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of the Working Capital Loans. Any conversion of Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
During a shareholders’ extraordinary general meeting held on October 11, 2023, a proposal was approved that Class A ordinary shares will be issued to holders of Class B ordinary shares upon the exercise of the right of a holder of the Company’s Class B ordinary shares, par value $0.0001 per share, to convert such holder’s Class B ordinary shares into Class A ordinary shares on a one-for-one
basis at any time and from time to time prior to the closing of an initial business combination at the election of the holder (the “Founder Share Amendment”).

Warrants
All warrants (Public Warrants and Private Warrants) will become exercisable at $11.50 per share, subject to adjustment, on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the Warrant Agreement). The warrants will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the Trust Account.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than

60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the
20-trading
day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value or the Newly Issued Price and the $16.50 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value or the Newly Issued Price.
The Company has not registered the Class A ordinary shares issuable upon exercise of the warrants at this time. However, the Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and it will use commercially reasonable efforts to cause the same to become effective within 60 business days following the initial Business Combination and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants
Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which is referred to as the 30-day redemption period; and

•
if, and only if, the last reported sale price of ordinary shares equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those ordinary shares is available throughout the
30-day
redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the Company’s management will consider, among other factors, the cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of the Company’s warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on
which the notice of redemption is sent to the holders of warrants.
NOTE 8 – FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2024 and December 31, 2023, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	As of December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$9,021,005	$—	$9,021,005	—

	As of December 31, 2023	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$50,477,963	$50,477,963	$—	—
NOTE 9 – SEGMENT INFORMATION
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements using the retrospective method of adoption.

The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.
When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	For the Year Ended December 31, 2024	For the Year Ended December 31, 2023
Professional services fee in connection with Business Combination	$(1,163,962)	$(2,268,236)
Other formation and operating costs	(485,144)	(905,590)

Total formation and operating costs	(1,649,106)	(3,173,826)

Interest expense	(96,242)	(36,909)
Interest earned on investment held in Trust Account	1,578,042	3,843,271

Net (loss) income	$(167,306)	$632,536

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in Trust Account and formation and operating expenses. The CODM reviews interest earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fee in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.
NOTE 10 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events through April 1, 2025 when these consolidated financial statements were issued and determined that there were no significant unrecognized events through that date other than those noted below.
On January 6, 2025, February 11, 2025 and March 11, 2025, Scilex had deposited an aggregate of $45,191 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination from January 11, 2025 to April 11, 2025.
On January 24, 2025, the Company and Sponsor agreed that, in addition to the Initial Principal Amount under the Convertible Promissory Note 1, the Company may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $2,000,000.
On March 27, 2025, the Company filed a definitive proxy to hold an extraordinary general meeting of shareholders to consider and vote upon a proposal to amend, by way of special resolution, the amended and restated memorandum and articles of association of the Company to extend the date by which the Company must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Company’s Class A ordinary shares, included as part of the units sold in the Company’s IPO that was consummated on April 11, 2022 from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month
extension an extension fee, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest
bearing promissory note payable upon consummation of an initial business combination.
NOTE 11 – EVENTS (UNAUDITED) SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR’S REPORT
On April 2, 2025, the Company received a written letter from the Staff (the “Staff’s Determination”) stating that the Company has not regained compliance with the Listing Rules, and also that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2)(B) (the “Public Float Rule”), which requires the Company to maintain a minimum of 1,100,000 publicly held shares for continued listing, and the Company’s securities will be delisted from The Nasdaq Global Markets unless the Company requests an appeal of this determination by April 9, 2025. If the Company does not appeal the Staff’s delisting determination by April 9, 2025, trading of the Company’s Class A ordinary shares, warrants and units will be suspended at the opening of business on April 11, 2025, and a Form
25-NSE
would be filed with the SEC, which would remove Denali’s securities from listing and registration on Nasdaq. Denali did not appeal the Staff’s delisting determination by April 9, 2025, and the Denali Class A ordinary shares, Public Warrants and Public Units were delisted at the opening of business on April 16, 2025. Trading of the Company’s securities on the OTC Markets commenced shortly after the delisting.
On April 11, 2025, the shareholders of the Company held an extraordinary general meeting of shareholders to consider and vote upon a proposal to amend, by way of special resolution, the amended and restated memorandum and articles of association of the Company to extend the date by which the Company must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Company’s Class A ordinary shares, included as part of the units sold in the Company’s IPO April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of the Company’s initial business
combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month
extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest
bearing promissory note payable upon consummation of an initial business combination.
In connection with the extraordinary general meeting on April 11, 2025, shareholders holding 708,098 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 43,739 public shares outstanding.
On April 11, 2025
and
May 9, 2025, Scilex deposited an aggregate of $1,750, drawn down from the Extension Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination from April 11, 2025 to June 11, 2025. On June 11, 2025, Scilex deposited an additional $874.78, drawn down from the Extension Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination
to July 11, 2025
. On July 11,

2025, Scilex deposited an additional $874.78, drawn down from the Extension Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to August 11, 2025.
On July 22, 2025, the Company entered into Amendment No. 2 to the Merger Agreement with Semnur and Merger Sub (“Amendment No. 2”). Amendment No. 2 amends the Merger Agreement to, among other things, modify the definitions of the “Exchange Ratio” and “Merger Consideration” to facilitate the issuance of additional shares of common stock of Semnur prior to the closing of the Business Combination in connection with any potential private placement financing or for issuance to advisors and other service providers for services rendered and maintain the 1.25-to-1 exchange ratio.
On August 11, 2025, Scilex deposited an additional $874.78, drawn down from the Extension Scilex Convertible Promissory Note, to the Trust Account to extend the time the Company has to consummate an initial business combination to September 11, 2025.

DENALI CAPITAL ACQUISITION CORP.
CONDENSED CONSOLIDATED BALANCE SHEETS

	March 31, 2025	December 31, 2024
	(Unaudited)
Assets
Cash on hand	$2,736	$16,868

Total current assets	2,736	16,868

Cash and Investments held in trust	9,145,167	9,021,005

Total assets	$9,147,903	$9,037,873

Liabilities and Shareholders’ Deficit
Accounts Payable and accrued offering costs and expenses	$4,772,883	$4,640,414
Accrued interest expense - related party	91,764	74,555
Accrued interest expense - others	68,351	58,586
Promissory Note - related party	1,523,237	1,423,237
Promissory Note - Others	1,395,482	1,350,292

Total current liabilities	7,851,717	7,547,084

Deferred underwriter compensation	2,887,500	2,887,500

Total liabilities	10,739,217	10,434,584

Commitments and contingencies
Class A ordinary shares subject to possible redemption 751,837 shares at redemption value of $12.16 and $12.00 per share as of March 31, 2025 and December 31, 2024, respectively	9,145,167	9,021,005
Shareholders’ Deficit:
Preference shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Class A ordinary shares, $0.0001 par value; 200,000,000 shares authorized, 510,000 shares issued and outstanding (excluding 751,837 shares subject to possible redemption as of March 31, 2025 and December 31, 2024, respectively subject to possible redemption)	51	51
Class B ordinary shares, $0.0001 par value; 20,000,000 shares authorized, 2,062,500 shares issued and outstanding as of March 31, 2025 and December 31, 2024	206	206
Accumulated deficit	(10,736,738)	(10,417,973)

Total shareholders’ deficit	(10,736,481)	(10,417,716)

Total Liabilities and Shareholders’ Deficit	$9,147,903	$9,037,873

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3
5

DENALI CAPITAL ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the Three Months Ended March 31, 2025	For the Three Months Ended March 31, 2024
Formation and operating costs	$246,600	$368,252

Loss from operations	246,600	368,252

Other expense/(income)
Interest expense	26,974	21,303
Income on Trust account	(78,971)	(653,885)

Net income/(loss)	$(194,603)	$264,330

Basic and diluted weighted average redeemable ordinary shares outstanding	751,837	4,537,829

Basic and diluted net income per redeemable ordinary shares	$0.07	$0.10

Basic and diluted weighted average non-redeemable ordinary shares outstanding	2,572,500	2,572,500

Basic and diluted net loss per non-redeemable ordinary share	$(0.10)	$(0.08)

The accompanying notes are an integral part of these unaudited condensed financial statements.

F-3
6

DENALI CAPITAL ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT
(Unaudited)

	For the Three Months Ended March 31, 2025
	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated Deficit	Shareholders’ Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2024 (Audited)	510,000	51	2,062,500	206	$(10,417,973)	(10,417,716)
Net income	—	—	—	—	(194,603)	(194,603)
Subsequent measurement of ordinary shares subject to possible redemption (interest earned on trust account and extension deposit)	—	—	—	—	(124,162)	(124,162)

Balance as of March 31, 2025 (Unaudited)	510,000	51	2,062,500	206	$(10,736,738)	(10,736,481)

	For the Three Months Ended March 31, 2024
	Class A Ordinary Shares		Class B Ordinary Shares		Accumulated Deficit	Shareholders’ Equity Deficit
	Shares	Amount	Shares	Amount
Balance as of December 31, 2023 (Audited)	510,000	$51	$2,062,500	$206	$(8,282,297)	$(8,282,040)
Net income	—	—	—	—	264,330	264,330
Subsequent measurement of ordinary shares subject to possible redemption (interest earned on trust account and extension deposit)	—	—	—	—	(803,885)	(803,885)

Balance as of March 31, 2024 (Unaudited)	510,000	$51	$2,062,500	$206	$(8,821,852)	$(8,821,595)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3
7

DENALI CAPITAL ACQUISITION CORP.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the Three Months Year Ended March 31, 2025	For the Three Months Year Ended March 31, 2024
Cash flows from operating activities:
Net income/loss	$(194,603)	$264,330
Formation costs paid by related party	—	—
Adjustments to reconcile net loss to net cash used in operating activities:
Income from Trust	(78,971)	(653,885)
Changes in current assets and liabilities:
Prepaid Expenses	—	(59,423)
Accounts payable and accrued expenses	132,468	53,524
Accrued interest expense - related party	17,209	11,430
Accrued interest expense - others	9,766	9,873

Net cash used in operating activities	(114,131)	(374,151)

Cash flows from financing activities:
Proceeds from issuance of promissory note to related party	100,000	170,700

Net cash used in financing activities	100,000	170,700

Net change in cash	(14,132)	(203,451)
Cash, beginning of the year	16,868	204,464

Cash, end of the year	$2,736	$1,013

Supplemental disclosure of noncash investing and financing activities
Increase in investment held in Trust Account through issuance of promissory note	$45,191	$150,000

Remeasurement adjustment on class A ordinary shares subject to possible redemption	$124,162	$803,885

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

F-3
8

Denali Capital Acquisition Corp.
Notes to Unaudited Consolidated Financial Statements
NOTE 1 – ORGANIZATION AND BUSINESS OPERATION
Denali Capital Acquisition Corp. (the “Company” or “Denali”) is a newly organized blank check company incorporated in the Cayman Islands on January 5, 2022. The Company was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses (a “Business Combination”).
As of March 31, 2025, the Company had not commenced any operations. All activity for the period from January 5, 2022 (inception) through March 31, 2025, relates to the Company’s organizational activities, those necessary to prepare for and complete the initial public offering (“IPO”), identifying a target company for a business combination, and activities in connection with an initial business combination, including with respect to our proposed business combination with Semnur Pharmaceuticals, Inc (“Semnur”). The Company does not expect to generate any operating revenues until after the completion of an initial Business Combination. The Company is generating non-operating
income in the form of income from the investment of proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.
The Company’s sponsor is Denali Capital Global Investments LLC, a Cayman Islands limited liability company (the “Sponsor”).
Financing
The registration statement for the Company’s IPO became effective on April 6, 2022. On April 11, 2022, the Company consummated the IPO of 8,250,000 units (including over-allotment of 750,000 units) (“Public Units”). Each Public Unit consists of one Class A ordinary share, $0.0001 par value per share (such shares included in the Public Units, the “Public Shares”), and one redeemable warrant (the “Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one Public Share at an exercise price of $11.50 per share. The Public Units were sold at a price of $10.00 per Public Unit, generating gross proceeds of $82,500,000, which is described in Note 3. Simultaneously with the closing of the IPO, the Company consummated the sale of 510,000 units (including over-allotment of 30,000 units) (the “Private Placement Units”) to the Sponsor at a price of $10.00 per Private Placement Unit in a private placement generating gross proceeds of $5,100,000, which is described in Note 4. Transaction costs amounted to $5,105,315, consisting of $1,650,000 of underwriting fees, $2,887,500 of deferred underwriters’ fees and $567,815 of other offering costs, and were all initially charged to shareholders’ equity.
Trust Account
Following the consummation of the IPO on April 11, 2022, a total of $84,150,000 of the net proceeds from the IPO and the sale of the Private Placement Units was deposited in a trust account (the “Trust Account”). The net proceeds were invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund and meeting certain conditions under Rule
2a-7
of the Investment Company Act, as determined by the Company. Further, on April 12, 2023, the Company issued a press release announcing that it deposited $825,000 into the Trust Account, 50% of this amount being a loan from the Sponsor in the form of a convertible promissory note and other 50% amount was transferred directly from the remaining cash on hand balance at that time, in order to extend the period of time it has to consummate a business combination by an additional three months, from then current deadline of April 11, 2023 to July 11, 2023. On July 13, 2023, the Company issued a press release announcing that an aggregate of $825,000 has been deposited into the Company’s Trust Account in order to extend the period of time it has to consummate a business combination by an additional three months, from the

F-3
9

then current deadline of July 11, 2023 to October 11, 2023. Furthermore, subsequently, on October 11, 2023, the Company issued another press release announcing that the Company’s shareholders extended the date by which the Company must consummate an initial business combination from October 11, 2023 to July 11, 2024 by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine times by an additional one month each time (the “Extension”). The Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month
extension the lesser of (a) an aggregate of $50,000 or (b) $0.03 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, and hence, an aggregate of $150,000 has been deposited into the Company’s Trust Account through December 31, 2023 in order to extend the period of time it has to consummate a business combination by an additional three months, from the then current deadline of October 11, 2023 to January 11, 2024. Until June 2024, there has been further deposit of an aggregate of $300,000 into the Trust Account for extension from January 11, 2024 to July 11, 2024. However, on June 4, 2024, to mitigate the risk of being deemed to have been operating as an unregistered investment company under the Investment Company Act, the Company instructed Wilmington Trust, National Association, the trustee with respect to the Trust Account, to liquidate the U.S. government securities or money market funds held in the Trust Account and thereafter to hold all funds in the Trust Account in cash in an interest-bearing bank deposit account until the earlier of (i) the completion of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company’s shareholders, as described below. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.5% per annum.
During the shareholder’s meeting held on October 11, 2023, shareholders holding 3,712,171 public shares (after giving effect to withdrawals of redemptions) exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $40.5 million (approximately $10.92 per share) was removed from the Trust Account to pay such holders. Following redemptions and through December 31, 2023, the Company had 4,537,829 public shares outstanding.
On July 10, 2024, the shareholders of the Company held an extraordinary general meeting of shareholders to consider and vote upon a proposal to amend, by way of special resolution, the amended and restated memorandum and articles of association of the Company to extend (the “extension”) the date by which the Company must: (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities; (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination; and (iii) redeem 100% of the Company’s Class A ordinary shares, par value $0.0001 per share (the “Class A ordinary shares”), included as part of the units sold in the Company’s IPO from July 11, 2024 to April 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to nine (9) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees) will deposit into the Trust Account for each such one-month
extension the lesser of (a) an aggregate of $20,000 or (b) $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest
bearing promissory note payable upon consummation of an initial business combination.
In connection with the extraordinary general meeting on July 10, 2024, shareholders holding 3,785,992 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $43.4 million (approximately $11.47 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 751,837 public shares outstanding.
On July 10, 2024, Company issued a convertible promissory note (the “Convertible Promissory Note 2”) in the total principal amount of up to $180,000 to Sponsor. The Convertible Promissory Note 2 was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Convertible Promissory Note 2. The Convertible

F-
40

Promissory Note 2 matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.
On August 9, 2024, the Company issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Extension Scilex Convertible Promissory Note”). The Extension Scilex Convertible Promissory Note was issued with an initial principal balance of $15,064, with the remaining $164,936 drawable at the Company’s request and upon the consent of Scilex prior to the maturity of the Extension Scilex Convertible Promissory Note. The Extension Scilex Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.
On April 11, 2025, the Company held an extraordinary general meeting (the “Third Extension Meeting”), whereby the Company’s shareholders approved amendments to the amended and restated memorandum and articles of association of the Company to, among other things, extend the date by which the Company must either (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination involving the Company and one or more businesses or entities or (ii) cease its operations, except for the purpose of winding up, if it fails to complete such initial business combination and redeem 100% of the Denali Ordinary Shares, included as part of the Public Units sold in the IPO from April 11, 2025 to December 11, 2025, by electing to extend the date to consummate an initial business combination on a monthly basis for up to eight (8) times by an additional one month each time, unless the closing of the Company’s initial business combination has occurred, without the need for any further approval of the Company’s shareholders, provided that the Sponsor (or its affiliates or permitted designees or a third party) will deposit into the Trust Account for each such one-month
extension $0.02 per public share that remains outstanding and is not redeemed prior to any such one-month
extension, unless the closing of the Company’s initial business combination has occurred, in exchange for a non-interest
bearing promissory note payable upon consummation of an initial business combination.
In connection with the Third Extension Meeting, shareholders holding 708,098 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 43,739 public shares outstanding.
As of March 31, 2025, Scilex deposited aggregated total of $120,482 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination to April 11, 2025.
On April 11, 2025 and May 9, 2025, Scilex had deposited an aggregate of $1,750 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination from April 11, 2025 to June 11, 2025.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the IPO and the sale of the Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. The stock exchange listing rules require that the Business Combination must be with one or more operating businesses or assets with a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding any deferred underwriters’ fees and taxes payable on the interest income earned on the Trust Account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the issued and outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.

F-4
1

Business Combination
The Company will provide the holders of the outstanding Public Shares (the “Public Shareholders”) with the opportunity to redeem all or a portion of their Public Shares either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer in connection with the Business Combination. The decision as to whether the Company will seek shareholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Shareholders will be entitled to redeem their Public Shares for a per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination (initially anticipated to be $10.20 per Public Unit, plus any pro rata interest then in the Trust Account, net of taxes payable). The Public Shares subject to redemption were recorded at a redemption value and classified as temporary equity upon the completion of the IPO in accordance with the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”). The Company will not redeem Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it does not then become subject to the “penny stock” rules of the Securities and Exchange Commission (the “SEC”)) either prior to or upon consummation of an initial Business Combination. However, a greater net tangible asset or cash requirement may be contained in the agreement relating to the Business Combination. In shareholders’ meeting held on October 11, 2023, it was resolved to eliminate this limitation that the Company may not redeem Public Shares in an amount that would cause the Company’s net tangible assets to be less than $5,000,001 (the “Redemption Limitation Amendment”). If the Company is unable to complete the initial Business Combination within the Combination Period, including Extension (refer to Note 9), the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share
price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay the Company’s franchise and income taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-issued and outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining shareholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period.
The founder shares are designated as Class B ordinary shares (the “founder shares”) and, except as described below, are identical to the Public Shares, and holders of founder shares have the same shareholder rights as Public Shareholders, except that (i) prior to the Company’s initial Business Combination, only holders of the founder shares have the right to vote on the appointment of directors, including in connection with the completion of the Company’s initial Business Combination, and holders of a majority of the founder shares may remove a member of the board of directors for any reason, (ii) the founder shares are subject to certain transfer restrictions, as described in more detail below, (iii) the Company’s initial shareholders have entered into an agreement with the Company, pursuant to which they have agreed to (A) waive their redemption rights with respect to their founder shares and Public Shares in connection with the completion of the Company’s initial Business Combination, (B) waive their redemption rights with respect to their founder shares and Public Shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association that would affect the substance or timing of the Company’s obligation to provide for the redemption of the Company’s Public Shares in connection with an initial Business Combination or to redeem 100% of the Company’s Public Shares if the Company has not consummated an initial Business Combination by April 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable), and (C) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete its initial Business

F-4
2

Combination by April 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable), although they will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares they hold if the Company fails to complete its initial Business Combination within the prescribed time frame, (iv) the founder shares will automatically convert into Public Shares concurrently with or immediately following the consummation of the Company’s initial Business Combination, or earlier at the option of the holder thereof, and (v) the founder shares are entitled to registration rights. If the Company submits its initial Business Combination to its Public Shareholders for a vote, the Sponsor and each member of the Company’s management team have agreed to vote their Founder Shares and Public Shares in favor of the Company’s initial Business Combination. During an extraordinary general meeting held on October 11, 2023, a proposal was approved that Class A ordinary shares will be issued to holders of Class B ordinary shares upon the exercise of the right of a holder of the Company’s Class B ordinary shares, par value $0.0001 per share, to convert such holder’s Class B ordinary shares into Class A ordinary shares on a one-for-one
basis at any time and from time to time prior to the closing of an initial business combination at the election of the holder (the “Founder Share Amendment”). No such conversions have been made as of the date of this filing. Further, the Class B ordinary shares that convert into Class A ordinary shares do not possess redemption rights.
The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party (other than the Company’s registered public accounting firm) for services rendered or products sold to the Company, or by a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.20 per Public Share or (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account if less than $10.20 per Public Share due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes. This liability will not apply with respect to any claims by a third party or prospective target business who executed a waiver of any and all rights to seek access to the Trust Account, nor will it apply to any claims under the Company’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended, (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Company’s Sponsor will not be responsible to the extent of any liability for such third party claims.
Merger Agreement – Longevity (termination)
On January 25, 2023, the Company entered into an Agreement and Plan of Merger (the “Longevity Merger Agreement”), by and among Longevity Biomedical, Inc., a Delaware corporation (“Longevity”), Denali SPAC Holdco, Inc., a Delaware corporation and direct, wholly owned subsidiary of the Company (“Holdco”), Denali SPAC Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Denali Merger Sub”), Longevity Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Holdco (“Longevity Merger Sub”), and Bradford A. Zakes, solely in the capacity as seller representative (the “Seller Representative”).
On June 26, 2024, pursuant to Section 11.1(a) of the Longevity Merger Agreement, the parties entered into a termination agreement (the “Termination Agreement”) pursuant to which the Longevity Merger Agreement was terminated effective as of the date of the Termination Agreement (the “Termination”).
As a result of the Termination Agreement, the Longevity Merger Agreement is of no further force and effect (other than certain customary limited provisions that survive the termination pursuant to the terms of the Longevity Merger Agreement) and ancillary agreements entered into in connection with the Longevity Merger Agreement also automatically terminated in accordance with their respective terms. As a result of the termination of the Longevity Merger Agreement, Holdco filed the Registration Withdrawal Request on Form RW on August 9, 2024, to withdraw its registration statement on Form
S-4,
as amended, initially filed with the SEC on March 29, 2023.

F-4
3

Merger Agreement – Semnur
On August 30, 2024, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Semnur Pharmaceuticals, Inc. (“Semnur”), a Delaware corporation and wholly owned subsidiary of Scilex Holding Company (“Scilex”), and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”). The term “New Semnur” is used to refer to the Company after completion of the transactions contemplated by the Merger Agreement.
Subject to the terms and conditions set forth in the Merger Agreement, the total consideration to be paid at Closing by the Company to Semnur’s equity holders will be an amount equal to the quotient of (a) $2,500,000,000 divided by (b) $10.00, and will be payable in New Semnur Common Shares. In accordance with the terms and subject to the conditions of the Merger Agreement, following the Company’s deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and at the effective time of the Merger (the “Effective Time”): (i) each share of common stock of Semnur issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, a number of shares of common stock of New Semnur (the “New Semnur Common Shares”) equal to the Exchange Ratio (as defined in the Merger Agreement); (ii) each share of Series A preferred stock of Semnur issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive, without interest, (a) one share of Series A preferred stock of New Semnur (the “New Semnur Preferred Share”) and
(b) one-tenth
of one New Semnur Common Share, and (iii) subject to the Company’s receipt of the Option Exchange Approval (as defined in the Merger Agreement), each option to purchase a share of Semnur common stock that is then outstanding shall be converted into the right to receive an option to purchase a number of New Semnur Common Shares as determined by the Exchange Ratio upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, with the exercise price thereof adjusted by the Exchange Ratio. For purposes of the Merger Agreement, Semnur’s equity value is $2,500,000,000.
On April 16, 2025, the Company entered into Amendment No. 1 to the Merger Agreement with Semnur and Denali Merger Sub Inc. to update certain terms of their previously announced Business Combination. Among other changes, the Amendment (i) addresses the delisting of the Company’s securities from Nasdaq and subsequent quotation on the OTC Markets, (ii) requires an extension of Denali’s combination period through December 11, 2025 (or a date mutually agreed by the parties), and (iii) extends the Outside Date for the Business Combination to September 30, 2025, subject to further extension if an Extension Amendment is in effect.
Other Agreements
The Merger Agreement contemplates the execution of various additional agreements and instruments, on or before the closing of the Merger, including, among others, the following:
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, the Sponsor and each of the Company’s directors and executive officers entered into a sponsor support agreement with the Company and Semnur (the “Sponsor Support Agreement”), pursuant to which the Sponsor and each of Company’s directors and executive officers has agreed to, among other things: (i) vote in favor of the Parent Shareholder Approval Matters (as defined in the Merger Agreement) and in favor of any proposal in respect of an Extension Amendment (as such terms are defined in the Merger Agreement); (ii) vote against (or otherwise withhold written consent of, as applicable) any “Business Combination” (as such term is defined in Denali’s organizational documents) or any proposal relating thereto (in each case, other than as contemplated by the Merger Agreement); (iii) vote against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company (other than the Merger Agreement and the transactions contemplated thereby); (iv) vote against (or otherwise

F-4
4

withhold written consent of, as applicable) any change in the business, management or board of directors of the Company (other than in connection with the Merger Agreement and the transactions contemplated thereby); and (v) vote against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (a) impede, frustrate, prevent or nullify any provision of the Sponsor Support Agreement or the Merger Agreement or any of the transactions contemplated thereby, (b) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Denali or Merger Sub under the Merger Agreement, (c) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (d) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, the Company. Under the terms of the Sponsor Support Agreement, the Sponsor also agreed to certain standstill provisions with respect to the ordinary shares and other equity securities of the Company held by the Sponsor.
Stockholder Support Agreement
Concurrently with the execution of the Merger Agreement, the Company, Semnur and Scilex (as the sole stockholder of Semnur) entered into a company stockholder support agreement (the “Stockholder Support Agreement”), pursuant to which Scilex agreed to, among other things: (i) appear at any meeting of Semnur’s stockholders related to the transactions contemplated by the Merger Agreement, or otherwise cause its shares of Semnur common stock to be counted as present thereat for the purpose of establishing a quorum; (ii) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur common stock in favor of the Merger Agreement and the Business Combination; (iii) authorize and approve any amendment to Semnur’s certificate of incorporation or bylaws that is deemed necessary or advisable by Semnur for purposes of effecting the Business Combination; and (iv) vote (or execute and return an action by written consent), or cause to be voted at any such meeting of Semnur’s stockholders (or validly execute and return and cause such consent to be granted with respect to), all of its shares of Semnur common stock against any other action that would reasonably be expected to (a) impede, interfere with, frustrate, delay, postpone or adversely affect the Business Combination, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of Semnur under the Merger Agreement or (c) result in a breach of any covenant, representation or warranty or other obligation or agreement of Scilex contained in the Stockholder Support Agreement.
Sponsor Interest Purchase Agreement
In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the SIPA, Scilex agreed to purchase 500,000 Class B ordinary shares, par value $0.0001 per share (the “Purchased Interests”), of the Company that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the SIPA, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one
basis, into one New Semnur Common Share at the effective time of the Domestication pursuant to the terms of the Merger Agreement.
Amended and Restated Registration Rights Agreement
The Merger Agreement contemplates that, at or prior to the closing of the Merger, the Company and Scilex will enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), which, among other things, will govern the registration of certain New Semnur Common Shares for resale and be effective as of the closing of the Merger.

F-4
5

Stockholder Agreement
Concurrently with the execution of the Merger Agreement, the Company entered into a Stockholder Agreement with Scilex (the “Stockholder Agreement”). Pursuant to the Stockholder Agreement, from and after the Effective Time, and for so long as Scilex beneficially owns any New Semnur Preferred Shares, among other things, (i) Scilex shall have the right, but not the obligation, to designate each director to be nominated, elected or appointed to the Board of Directors of New Semnur (“New Semnur Board”) (each, a “Stockholder Designee” and collectively, the “Stockholder Designees”), regardless of (i) whether such Stockholder Designee is to be elected to the New Semnur Board at a meeting of stockholders called for the purpose of electing directors (or by consent in lieu of meeting) or appointed by the New Semnur Board in order to fill any vacancy created by the departure of any director or increase in the authorized number of members of the New Semnur Board, or (ii) the size of the New Semnur Board, and New Semnur will be required to take all actions reasonably necessary, and not otherwise prohibited by applicable law, to cause each Stockholder Designee to be so nominated, elected or appointed to the New Semnur Board as more fully described in the Stockholder Agreement. Scilex shall also have the right to designate a replacement director for any Stockholder Designee that has been removed from the New Semnur Board and the right to appoint a representative of Scilex to attend all meetings of the committees of the New Semnur Board. The Stockholder Agreement also provides that New Semnur will be prohibited from taking certain actions without the consent of Scilex. Such actions include, among other things, amendments to the certificate of designations designating the New Semnur Preferred Shares, increases or decreases in the size of the New Semnur Board, the incurrence of certain amounts of indebtedness and the payment of dividends on New Semnur Common Shares. In addition, the Stockholder Agreement provides that New Semnur will be prohibited from taking certain actions without the consent of Oramed (but only until the date on which all payments under the Oramed Note and all other obligations under the Oramed Note have been paid in full in cash (such date, the “Release Date”)). The actions that require Oramed’s consent include, among other things, (i) amending certain agreements, including the Stockholder Agreement, the Merger Agreement, New Semnur’s certificate of incorporation or bylaws, Semnur’s 2024 Stock Option Plan, the Stockholder Support Agreement and the Debt Exchange Agreement, in each case that adversely affect the rights of capital stock held by Scilex in New Semnur (ii) approval of the issuance of capital stock of New Semnur that would result in Scilex holding less than 55% of the outstanding shares or voting power of New Semnur, (iii) forming any subsidiary that is not wholly owned and controlled by New Semnur, (iv) permitting any option grants to Scilex Insiders (as defined therein) pursuant to Semnur’s 2024 Stock Option Plan prior to the execution of the Merger Agreement to be exercisable and (v) permitting certain compensation payments to Scilex Insiders (as defined therein).
Liquidity, Capital Resources and Going Concern Consideration
The Company’s liquidity needs prior to the consummation of the IPO had been satisfied through a payment from the Sponsor of $25,000 (see Note 5) for the founder shares and the loan under an unsecured promissory note (the “Promissory Note”) from the Sponsor of up to $400,000 (see Note 5) which was fully repaid on April 12, 2022. Subsequent to the consummation of the IPO and sale of the Private Placement Units on April 11, 2022, a total of $84,150,000 was placed in the Trust Account, and the Company had $1,515,795 of cash held outside of the Trust Account, after payment of costs related to the IPO, and available for working capital purposes. In connection with the IPO, the Company incurred $5,105,315 in transaction costs, consisting of $1,650,000 of underwriting fees, $2,887,500 of deferred underwriting fees and $567,815 of other offering costs.
As of March 31, 2025, all of the assets of $9,145,167 held in the Trust Account have been held solely in cash in an interest-bearing demand deposit account at a bank. The Company intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete the Business Combination. To the extent that the Company’s share capital or debt is used, in whole or in part, as consideration to complete a Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue the Company’s growth strategies.

F-4
6

As of March 31, 2025, the Company had cash of $2,736 outside of the Trust Account. If the Company does not complete the business combination, it intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.
As of March 31, 2025, the Company had a working deficit of $7,848,981. In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, it will repay such loaned amounts without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post Business Combination entity at a price of $10.00 per unit. The units would be identical to the Private Placement Units. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside of the Trust Account to repay such loaned amounts, but no proceeds from the Trust Account would be used for such repayment. On April 11, 2023, the Company issued the Convertible Promissory Note (“Convertible Promissory Note 1”) in the total principal amount of up to $825,000 to the Sponsor. The Convertible Promissory Note 1 bears an interest accruing on the unpaid and outstanding total principal amount at the lowest short-term Applicable Federal Rate as in effect on the date thereof and is payable in arrears on the earlier of (i) the closing of Denali’s initial business combination and (ii) the date of the liquidation of the Company (the “Maturity Date”). Interest will be calculated on the basis of a
365-day
year and the actual number of days elapsed, to the extent permitted by applicable law. The Convertible Promissory Note 1 was issued with an initial principal balance of $412,500 (the “Initial Principal Amount”). The Sponsor has further lent loans in the aggregate amount of $430,000 on July 18, 2023, October 12, 2023 and December 29, 2023. The Sponsor has further lent an aggregate of $565,700 to the Company for the Convertible Promissory Note 1 during the year ended December 31, 2024, and additional $ 100,000 on March 21, 2025. On April 2, 2024 the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date raising the total limit up to $1,200,000. On January 24, 2025, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $2,000,000.
On July 10, 2024, the Company issued Convertible Promissory Note 2 in the total principal amount of up to $180,000 to Sponsor. The Convertible Promissory Note 2 was issued with an initial principal balance of $15,037, with the remaining $164,963 drawable at the Company’s request and upon the consent of the Sponsor prior to the maturity of the Convertible Promissory Note 2.
As of December 31, 2024, the outstanding amount under the Working Capital Loans in the form of the Convertible Promissory Note 1 issued to the Sponsor had exceeded the limit of $1,200,000, reaching $1,408,200, resulting in an overdrawn position. To remediate this overdrawn balance, on January 24, 2025, the Company issued a third amended and restated promissory note (the “Third Restated Note”) to amend and restate Convertible Promissory Note 1, increasing the total principal amount to $2,000,000.
As of March 31, 2025, there was an amount of $1,408,200 and $115,037 outstanding under Working Capital Loans in the form of the Convertible Promissory Note 1 and 2, respectively, issued to the Sponsor.
On July 11, 2023, the Company issued a convertible note (“FutureTech Convertible Promissory Note”) in the total principal amount of $825,000 to FutureTech Capital LLC (“FutureTech”) and 100% of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination. On October 11, 2023, the Company issued another convertible promissory note in the total principal amount of up to $450,000 to FutureTech. The Convertible Promissory Note was issued with an initial

F-4
7

principal balance of $50,000, with the remaining $400,000 drawable at the Company’s request and upon the consent of FutureTech prior to the maturity of the Convertible Promissory Note. Consequently, $400,000 of such amount has been utilized to fund the required payment in order to extend the period of time to consummate a business combination from October 11, 2023 to July 11, 2024. As of March 31, 2025, there was an amount of $1,275,000 outstanding in the form of the Convertible Promissory Note issued to FutureTech. Further, the amount of $68,351 with interest at 4.80% on amount borrowed from Futuretech for the Extension was recognized as accrued interest expense – others as of March 31, 2025.
On August 9, 2024, the Company issued a convertible promissory note in the total principal amount of up to $180,000 to Scilex (the “Extension Scilex Convertible Promissory Note”). The Extension Scilex Convertible Promissory Note was issued with an initial principal balance of $15,064, with the remaining $164,936 drawable at the Company’s request and upon the consent of Scilex prior to the maturity of the Extension Scilex Convertible Promissory Note. The Extension Scilex Convertible Promissory Note matures upon the earlier of (i) the effective date of the consummation of the Company’s initial business combination and (ii) the date of the liquidation of the Company.
As of March 31, 2025, Scilex deposited aggregated total of $120,482 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination to April 11, 2025.
On April 11, 2025 and May 9, 2025, Scilex had deposited an aggregate of $1,750 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination from April 11, 2025 to June 11, 2025.
Based on the foregoing, management believes that the Company will not have sufficient working capital and borrowing capacity to meet its needs through the consummation of the initial Business Combination. If the Company is unable to raise additional capital, it may be required to take additional measures to conserve liquidity, which could include, but not necessarily be limited to, curtailing operations, suspending the pursuit of a potential transaction, and reducing overhead expenses. The Company cannot provide any assurance that new financing will be available to it on commercially acceptable terms, if at all.
In accordance with ASC Subtopic
205-40,
“Presentation of Financial Statements – Going Concern”, the Company has evaluated that there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern through December 11, 2025 (as extended pursuant to amended and restated memorandum and articles of association of the Company dated April 11, 2025), the date that the Company will be required to cease all operations, except for the purpose of winding up, if a Business Combination is not consummated. These consolidated financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.
Risks and Uncertainties
In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. As a result of this action, various nations, including the United States, have instituted economic sanctions against the Russian Federation and Belarus. Further, the impact of this action, related sanctions on the world economy and the ongoing hostilities in the Middle East are not determinable as of the date of these consolidated financial statements. The specific impact on the Company’s financial condition, results of operations, and cash flow is also not determinable as of the date of these consolidated financial statements.
On October 2, 2024, the Company received a written notice (the “Notice”) from the staff at Nasdaq notifying the Company that the Company is not in compliance with Nasdaq Listing Rule 5450(b)(2)(A) (the “MVLS Rule”), which requires the Company to maintain a MVLS of $50.0 million, and Nasdaq Listing Rule 5450(b)(3)(A) (the

F-4
8

“Total Assets Rule” and, together with the MVLS Rule, the “Listing Rules”), which requires the Company to maintain total assets and total revenue of at least $50.0 million each for the most recently completed fiscal year or two of the three most recently completed fiscal years, for continued listing on the Nasdaq Global Market. The Notice was only a notification of deficiency, not of imminent delisting, and had no effect on the listing or trading of the Company’s securities on the Nasdaq Global Market at the time of the Notice.
The Notice stated that the Company had 180 calendar days, or until March 31, 2025, to regain compliance with the Listing Rules. To regain compliance, the Company’s MVLS needed to meet or exceed $50.0 million for a minimum of ten consecutive business days during the
180-day
compliance period ending on March 31, 2025. The Notice further stated that in the event the Company did not regain compliance with the Listing Rules prior to the expiration of the compliance period, it will receive written notification that its securities are subject to delisting. At that time, the Company will have the opportunity to appeal the decision to a Nasdaq Hearing Panel.
On April 2, 2025, the Company received a written letter from staff at Nasdaq stating that the Company had not regained compliance with the Listing Rules, and also that the Company was not in compliance with the Public Float Rule, which requires the Company to maintain a minimum of 1,100,000 publicly held shares for continued listing. Consequently, the Staff determined that the Company’s securities would be delisted from The Nasdaq Global Markets unless the Company requested an appeal of this determination by April 9, 2025. The Company did not appeal the Staff’s delisting determination, and the Company’s Class A Ordinary Shares, warrants, and units were delisted at the opening of business on April 16, 2025. Trading of the Company’s securities on the OTC markets commenced on April 17, 2025.
On April 16, 2025, the Company entered into Amendment No. 1 to the Merger Agreement with Semnur and Denali Merger Sub Inc., which, among other things, addresses the delisting of the Company’s securities from Nasdaq by facilitating quotation on the OTC Markets and extending the timeframe to complete a business combination through December 11, 2025.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and in accordance with the instructions to Form
10-Q
and Article 8 of Regulation
S-X
under the Securities Act. Certain information or footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.
The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the Company’s report on Form
10-K
filed with the SEC on April 2, 2025. The condensed consolidated Balance Sheet as of December 31, 2024 presented in this Form
10-Q
has been derived from the audited Balance Sheet filed in the aforementioned Form
10-K.
The interim results for the three months ended March 31, 2025 are not necessarily indicative of the results to be expected for the fiscal year ending December 31, 2025 or for any future interim periods.
Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary. Any intercompany transactions and balances have been eliminated in consolidation.

F-4
9

Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012, (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding
advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging
growth companies, but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Accordingly, the actual results could differ significantly from those estimates.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents on March 31, 2025 and December 31, 2024.
Cash and Investment Held in Trust Account
Prior to June 4, 2024, substantially all of the assets held in the Trust Account were invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule
2a-7
promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations. Gains and losses resulting from the change in fair value of these securities are included in income on Trust Account in the accompanying condensed consolidated statements of operations. The estimated fair values of investment held in the Trust Account are determined using available market information.
Since June 4, 2024, all of the assets held in the Trust Account have been held solely in cash in an interest-bearing demand deposit account at a bank. Interest on bank deposit accounts is variable and such accounts currently yield interest of approximately 3.5% per annum.

F-
50

Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under the FASB ASC 825, “Financial Instruments,” approximates the carrying amounts represented in the consolidated balance sheet, primarily due to its short-term nature.
Warrants
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in FASB ASC 480 and FASB ASC 815, “Derivatives and Hedging” (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and meet all of the requirements for equity classification under FASB ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in
capital at the time of issuance. For issued or modified warrants that do not meet all of the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. The Company accounts for the 8,250,000 Public Warrants (as defined in Note 3) and 510,000 Private Placement Warrants (as defined in Note 4) as equity-classified instruments.
Convertible Debt
The Company issues debt that may have conversion features.
Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, the Company must first assess whether the embedded equity-linked component is clearly and closely related to its host instruments. If a component is clearly and closely related to its host instruments, then the Company has to assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlying, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.
If the conversion feature within convertible debt meets the requirements to be treated as a derivative, the Company estimates the fair value of the embedded derivative using the Black Scholes method upon the date of issuance. If the fair value of the embedded derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. The derivative shall be recorded at fair value as liability and the carrying value assigned to the host contract represents the difference between the previous carrying amount of the hybrid instrument and the fair value of the derivative; therefore, there is no gain or loss from the initial recognition and measurement of an embedded derivative that is accounted for separately from its host contract.
The ASU
2020-06
“Debt with conversion and other option”, changes the accounting for convertible instruments by reducing the number of accounting models. It requires convertible debt instruments to be accounted for under

F-5
1

one of the following three models: embedded derivative, substantial premium, or no proceeds allocated (traditional debt) models. It eliminates the cash conversion and beneficial conversion feature models, which will likely result in more convertible debt instruments being accounted for as a single unit. The Company has adopted this ASU in January 1, 2024, as a result of these changes, companies are no longer required to separately account for embedded conversion features solely due to a beneficial conversion or cash settlement provision, unless the feature meets the definition of a derivative under ASC 815 and does not qualify for the equity scope exception.
The conversion feature in convertible promissory notes issued by the Company in for the three month ended March 31, 2025 and for the year ended December 31, 2024 does not qualify for the derivative treatment. These convertible promissory notes are presented as traditional debt as of March 31, 2025 and December 31, 2024, in the consolidated balance sheets.
Class A Ordinary Shares Subject to Possible Redemption
The Company accounts for its Class A ordinary shares subject to possible redemption in accordance with ASC 480. Class A ordinary shares subject to mandatory redemption (if any) are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. The Company’s ordinary shares feature certain redemption rights that are considered to be outside of the Company’s control and are subject to the occurrence of uncertain future events. Accordingly, as of March 31, 2025 and December 31, 2024, 751,837 Class A ordinary shares subject to possible redemption are presented at redemption value as temporary equity, respectively, outside of the shareholders’ deficit section of the Company’s consolidated balance sheets.
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into U.S. federal law. Among other provisions, the IR Act imposes a new 1% U.S. federal excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations, effective for transactions occurring on or after January 1, 2023. Since the Company is incorporated in the Cayman Islands and is neither a U.S. domestic corporation nor a U.S. domestic subsidiary of a publicly traded foreign corporation, it is exempt from the 1% U.S. federal excise tax on stock repurchases.
The Company recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable ordinary shares to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable ordinary shares are affected by charges against additional paid-in
capital or accumulated deficit if additional
paid-in
capital equals to zero.

F-5
2

As of March 31, 2025 and December 31, 2024, the ordinary shares reflected in the consolidated balance sheets are reconciled in the following table:

	Shares	Amount
Ordinary shares subject to possible redemption – December 31, 2023	4,537,829	$50,477,963
Redemption of shares ($11.47 per share)	(3,785,992)	(43,425,328)
Subsequent measurement of Class A ordinary shares subject to possible redemption (income earned on Trust Account)	—	1,578,042
Subsequent measurement of Class A ordinary shares subject to possible redemption (extension deposit)	—	390,328

Ordinary shares subject to possible redemption – December 31, 2024	751,837	9,021,005
Subsequent measurement of Class A ordinary shares subject to possible redemption (income earned on Trust Account)		78,971
Subsequent measurement of Class A ordinary shares subject to possible redemption (extension deposit)	—	45,191

Ordinary shares subject to possible redemption – March 31, 2025	751,837	$9,145,167

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.
Net Income Per Ordinary Share
The Company complies with the accounting and disclosure requirements of FASB ASC 260, “Earnings Per Share.” Net loss per redeemable and non-redeemable
ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding between the redeemable and non-redeemable
shares during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 93,750 founder shares that were forfeited during the three months ended June 30, 2022, due to the underwriters’ partial exercise of their over-allotment option. In order to determine the net income attributable to both the redeemable shares and non-redeemable
shares, the Company first considered the undistributed income allocable to both the redeemable shares and non-redeemable
shares and the undistributed income is calculated using the total net loss less dividends paid. The Company then allocated the undistributed income based on the weighted average number of shares outstanding between the redeemable and non-redeemable
shares.
Subsequent measurement adjustments recorded pursuant to ASC
480-10-S99-3A
related to redeemable shares are treated in the same manner as dividends on redeemable shares. Class A ordinary shares are redeemable at a price determined by the Trust Account held by the Company. This redemption price is not considered a redemption at fair value. Accordingly, the adjustments to the carrying amount are reflected in the Earnings Per Share (“EPS”) using the two-class
method. The Company has elected to apply the
two-class
method by treating the entire periodic adjustment to the carrying amount of the Class A ordinary shares subject to possible redemption like a dividend.

F-5
3

Based on the above, any remeasurement of the redemption value of the Class A ordinary shares subject to possible redemption is considered to be dividends paid to the Public Shareholders. Warrants issued are contingently exercisable (i.e., on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO). Further, Convertible Promissory Notes are also contingently exercisable upon the consummation of the initial Business Combination. For EPS purpose, the warrants and notes are anti-dilutive since they would generally not be reflected in basic or diluted EPS until the contingency is resolved. For the three months ended March 31, 2025 and 2024, the Company did not have any other dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted income per ordinary share is the same as basic earnings per ordinary share for the periods presented.
The net income per share presented in the consolidated statements of operations is based on the following:

	Three months ended March 31, 2025	Three months ended March 31, 2024
Net (loss)/income	$(194,603)	$264,330
Accretion of temporary equity to redemption value	(124,162)	(803,885)

Net loss including accretion of temporary equity	$(318,765)	$(539,555)

	For the Three Months Ended March 31, 2025		For the Three Months Ended March 31, 2024
	Redeemable Common Stock	Non- Redeemable Common Stock	Redeemable Common Stock	Non- Redeemable Common Stock
Basic and diluted net income (loss) per share:
Numerators:
Allocation of net loss including accretion of temporary equity	$(72,092)	$(246,673)	$(344,345)	$(195,210)
Accretion of temporary equity to redemption value	124,162	—	803,885	—

Allocation of net income/(loss)	$52,070	$(246,673)	$459,540	$(195,210)

Denominators:
Weighted-average shares outstanding	751,837	2,572,500	4,537,829	2,572,500

Basic and diluted net income/ (loss) per share	$0.07	$(0.10)	$0.10	$(0.08)

Income Taxes
The Company accounts for income taxes under FASB ASC 740, “Income Taxes” (“
ASC 740
”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statements recognition

F-5
4

and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not
to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of March 31, 2025 and December 31, 2024. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.
The Company determined that the Cayman Islands is the Company’s only major tax jurisdiction and the location of all members of management, sponsors, directors, any employees, or assets to the extent employed is the United States.
The Company may be subject to potential examination by federal and state taxing authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next 12 months.
There is currently no taxation imposed on income by the Government of the Cayman Islands for the three months ended March 31, 2025 and 2024.
Recent Accounting Pronouncements
On December 14, 2023, the FASB issued a final standard on improvements to income tax disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. ASU
2023-09,
Improvements to Income Tax Disclosures, applies to all entities subject to income taxes. For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities
(non-PBEs),
the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company had adopt the ASU
2023-09
on January 1, 2025, and the adoption does not have material impact on its unaudited condensed consolidated financial statements.
In November 2024, the FASB issued
ASU 2024-03,
“Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures”
(“ASU 2024-03”),
which requires disaggregated disclosure of certain costs and expenses, including purchases of inventory, employee compensation, depreciation, amortization and depletion, in each relevant expense caption.
ASU 2024-03 is
effective for fiscal years beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption and retrospective application is permitted. The Company is currently assessing the impact of this guidance; however, the Company does not expect a material impact on its unaudited condensed consolidated financial statements.
Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated financial statements.
NOTE 3 – INITIAL PUBLIC OFFERING
On April 11, 2022, the Company consummated the IPO of 8,250,000 Public Units, inclusive of 750,000 Public Units issued pursuant to the underwriters’ partial exercise of their over-allotment option. The Public Units were sold at a purchase price of $10.00 per Public Unit, generating gross proceeds of $82,500,000. Each Public Unit

F-5
5

consists of one Public Share and one Public Warrant. Each Public Warrant entitles the holder thereof to purchase one Public Share at a price of $11.50 per share.
The warrants will become exercisable on the later of 30 days after the completion of the Company’s initial Business Combination or 12 months from the closing of the IPO and will expire five years after the completion of the Company’s initial Business Combination or earlier upon redemption or liquidation (see Note 7).
NOTE 4 – PRIVATE PLACEMENT
Simultaneously with the closing of the IPO, the Company consummated a private placement and the Sponsor purchased an aggregate of 510,000 Private Placement Units (including 30,000 Private Placement Units pursuant to the underwriters’ partial exercise of the over-allotment option) at a price of $10.00 per Private Placement Unit, generating gross proceeds to the Company of $5,100,000. Each whole Private Placement Unit consists of one Class A ordinary share (“Private Placement Shares”) and one warrant (“Private Placement Warrants”). Each Private Placement Warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Certain of the proceeds from the sale of the Private Placement Units were added to the net proceeds from the IPO held in the Trust Account.
If the Company does not complete a Business Combination by June 11, 2025 (or as may be extended by a shareholder vote to further extend the time to consummate a business combination, as applicable)(refer to Note 1), the proceeds from the sale of the Private Placement Units held in the Trust Account will be used to fund the redemption of the Company’s Class A ordinary shares (subject to the requirements of applicable law) and the Private Placement Units and all underlying securities will expire worthless. The Private Placement Units will not be transferable, assignable, or saleable until 30 days after the completion of an initial Business Combination, subject to certain exceptions.
NOTE 5 – RELATED PARTY TRANSACTIONS
Founder Shares
On February 3, 2022, the Company issued an aggregate of 2,156,250 founder shares to the Sponsor in exchange for a payment of $25,000 from the Sponsor for deferred offering costs. In March 2022, the Sponsor transferred 20,000 founder shares to the Chief Financial Officer of the Company and 110,000 founder shares to certain members of the Company’s board of directors. On May 23, 2022, 93,750 founder shares were forfeited by the Sponsor as the underwriters did not exercise their over-allotment option on the remaining 375,000 Public Units (see Note 6), resulting in the Sponsor holding a balance of 1,932,500 founder shares.
The founder shares are identical to the Class A ordinary shares included in the units sold in the IPO, except that the founder shares will automatically convert into Class A ordinary shares at the time of the Company’s initial Business Combination (see Note 7). Also, the Sponsor and each member of the Company’s management team have entered into an agreement with the Company, pursuant to which they have agreed to waive their redemption rights with respect to any founder shares and Public Shares held by them.
The Sponsor and the Company’s directors and executive officers have agreed not to transfer, assign or sell any of their founder shares until the earlier of (A) one year after the completion of an initial Business Combination and (B) subsequent to the Company’s initial Business Combination, (x) if the closing price of Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any
30-trading
day period commencing at least 150 days after an initial Business Combination, or (y) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction that results in all Public Shareholders having the right to exchange their Public Shares for cash, securities or other property. Any permitted transferees would be subject to the same restrictions and other agreements of the Sponsor and the Company’s directors and executive officers with respect to any founder shares.

F-5
6

The sale of the founder shares to the Company’s Chief Financial Officer and to certain members of the Company’s board of directors is in the scope of FASB ASC Topic 718, “Compensation-Stock Compensation” (“ASC 718”). Under ASC 718, stock-based compensation associated with equity-classified awards is measured at fair value upon the grant date. The fair value of the 130,000 shares granted to the Company’s directors and executive officers was $1,005,964 or $7.74 per share. The founder shares were granted subject to a performance condition (i.e., the occurrence of a Business Combination). Compensation expense related to the founder shares is recognized only when the performance condition is of probable occurrence under the applicable accounting literature in this circumstance. As of December 31, 2024, the Company determined that a Business Combination is not considered probable until it occurs and, therefore, no stock-based compensation expense has been recognized. Stock-based compensation would be recognized at the date a Business Combination is considered probable (i.e., upon consummation of a Business Combination) in an amount equal to the number of founder shares times the fair value per share at the grant date (unless subsequently modified) less the amount initially received for the purchase of the founder shares.
In connection with the execution and delivery of the Merger Agreement, the Sponsor and Scilex entered into a Sponsor Interest Purchase Agreement (the “SIPA”) dated August 30, 2024 (the “Signing Date”). Pursuant to the SIPA, Scilex agreed to purchase 500,000 Class B ordinary shares, par value $0.0001 per share (the “Purchased Interests”), of the Company that are currently held by the Sponsor. The aggregate consideration for the purchase and sale of the Purchased Interests is as follows: (i) $2,000,000 (the “Cash Consideration”) and (ii) 300,000 shares of common stock, par value $0.0001 per share, of Scilex (the “Scilex Shares”). Pursuant to the SIPA, Scilex has paid the Cash Consideration on the Signing Date and has agreed to issue the Scilex Shares to the Sponsor contingent upon and following the occurrence of the Effective Time. The Purchased Interests will convert automatically, on a one-for-one
basis, into one New Semnur Common Share at the effective time of the Domestication pursuant to the terms of the Merger Agreement.
On August 30, 2024, Scilex paid the Cash Consideration under the SIPA, and on September 3, 2024, the Sponsor transferred 500,000 Class B Ordinary Shares to Scilex. The Company accounted for the SIPA in accordance with Staff Accounting Bulletin Topic 5T (“SAB Topic 5T”). The Company determined the SIPA represents a transfer of economic value that benefit to the Company as the SIPA is executed on the closing of the Merger that was contemplates by the Merger Agreement. According to SAB Topic 5T, if the Sponsor is settling an obligation or expense on behalf of the Company through a transfer of shares or other consideration, the fair value of the shares transferred less the consideration received would be recognized as an expense by the Company.
The Company estimated the fair value of the Company’s 500,000 Class B ordinary shares on September 3, 2024 transferred to Scilex by the Sponsor, which was less than the $2,000,000 Cash Consideration plus the fair value of 300,000 Scilex Shares. The Company determined that the 500,000 Class B ordinary shares were sold at premium and no expense should be recorded.
Working Capital Loans
In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors, may, but are not obligated to, provide the Company Working Capital Loans. If the Company completes a Business Combination, it would repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. In the event that a Business Combination does not close the Company may use a portion of proceeds held outside of the Trust Account to repay the Working Capital Loans, but no proceeds held in the Trust Account would be used for such repayment.
The Working Capital loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1.5 million of such Working Capital Loans may be convertible into units of the post-business combination entity at a price of $10.00 per unit. On April 11, 2023, the Company issued the Convertible Promissory Note in the total principal amount of up to $825,000 to the Sponsor. The Convertible Promissory Note bears an interest accruing on the unpaid and outstanding total principal amount at

F-5
7

the lowest short-term Applicable Federal Rate as in effect on the date thereof and is payable in arrears on the Maturity Date. Interest will be calculated on the basis of a
365-day
year and the actual number of days elapsed, to the extent permitted by applicable law. The Convertible Promissory Note was issued with an initial principal balance of $412,500. The Sponsor has further lent loans in the aggregate amount of $430,000 on July 18, 2023, October 12, 2023 and December 29, 2023. On December 29, 2023 the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $157,500, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $1,000,000. On April 2, 2024, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $186,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date raising the total limit up to $1,200,000. On January 24, 2025, the Company and Sponsor agreed that, in addition to the Initial Principal Amount, the Company may request an additional aggregate amount of up to $591,800, which may be drawn down in one or more tranches at any time prior to the Maturity Date, raising the total limit up to $2,000,000. The Sponsor further lent an aggregate of $565,700 to the Company against the Convertible Promissory Note during the year ended December 31, 2024. As of March 31, 2025, there was an amount of $1,408,200 outstanding under Working Capital Loans in the form of the Convertible Promissory Note issued to Sponsor. Further, an amount of $91,764 with interest at 4.86% on the amount borrowed from the Sponsor was recognized as accrued interest expense – related party as of March 31, 2025.
On July 10, 2024, the Company issued Convertible Promissory Note 2 to the Sponsor in an aggregate principal amount of up to $180,000. The note was initially funded with a principal balance of $15,037, and an additional $100,000 was drawn during the three months ended March 31, 2025. The remaining $64,963 is available to be drawn at the Company’s discretion, subject to the Sponsor’s consent, at any time prior to the maturity of Convertible Promissory Note 2.
NOTE 6 – COMMITMENTS AND CONTINGENCIES
Registration Rights
The holders of the founder shares, Private Placement Shares and Private Placement Warrants, including any of those issued upon conversion of the Working Capital Loans (and any Private Placement Shares issuable upon the exercise of the Private Placement Warrants that may be issued upon conversion of the Working Capital Loans) will be entitled to registration rights pursuant to a registration and shareholder rights agreement signed on April 6, 2022. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed after the completion of the initial Business Combination and rights to require the Company to register for resale such securities pursuant to Rule 415 under the Securities Act. The Company will bear the costs and expenses of filing any such registration statements.
The Merger Agreement contemplates that, at or prior to the closing of the business combination between the Company and Semnur (the “Closing”), Denali, Scilex, the Sponsor and certain shareholders of Denali will enter into the Registration Rights Agreement, which, among other things, will govern the registration of certain New Semnur Common Shares for resale and be effective as of the Closing.
Underwriting Agreement
The underwriters received a cash underwriting discount of $0.20 per Public Unit, or $1,650,000 in the aggregate, paid upon the closing of the IPO. In addition, the underwriters will be entitled to a deferred fee of $0.35 per Public Unit, or $2,887,500 in the aggregate, which is included in the accompanying consolidated balance sheets. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement. On November 20, 2023, the Company’s Underwriters entered into an Underwriter Letter Agreement,

F-5
8

pursuant to which the Company’s Underwriters have agreed to receive 30%, or $866,250, of the aggregate $2,887,500 deferred underwriting commission owed to them upon the closing of the Company’s initial business combination in the form of 86,625 shares of shares of common stock of the combined company. Under the terms of the Underwriter Letter Agreement, the shares of common stock of the combined company will be issued at the Closing and the remaining aggregate $2,021,250 of deferred
underwriting compensation owed will remain payable at the Closing in cash under the original terms of the underwriting agreement.
NOTE 7 – SHAREHOLDER’S DEFICIT
Preference shares
 – The Company is authorized to issue 1,000,000 preference shares with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. As of March 31, 2025 and December 31, 2024, there were no preference shares issued and outstanding.
Class
 A Ordinary Shares –
 The Company is authorized to issue 200,000,000 Class A ordinary shares with a par value of $0.0001 per share. As of March 31, 2025 and December 31, 2024, there were 510,000 Class A ordinary shares issued and outstanding, excluding 751,837 Class A ordinary shares subject to possible redemption, respectively.
Class
 B Ordinary Shares
 –
 The Company is authorized to issue 20,000,000 Class B ordinary shares with a par value of $0.0001 per share. As of March 31, 2025 and December 31, 2024, there were 2,062,500 Class B ordinary shares issued and outstanding. On May 23, 2022, 93,750 Class B ordinary shares were forfeited as the underwriters did not exercise the over-allotment option on the remaining 375,000 Public Units.

Prior to the Company’s initial Business Combination, only holders of Class B ordinary shares will have the right to vote on the appointment of directors and holders of a majority of the Company’s Class B ordinary shares may remove a member of the board of directors for any reason. In addition, in a vote to continue the Company in a jurisdiction outside the Cayman Islands (which requires the approval of at least two-thirds
of the votes of all ordinary shares voted at a general meeting), holders of founder shares will have ten votes for every founder share and holders of Class A ordinary shares will have one vote for every Class A ordinary share and, as a result, the Company’s initial shareholders will be able to approve any such proposal without the vote of any other shareholder.
The Class B ordinary shares will automatically convert into Class A ordinary shares on the consummation of the initial Business Combination at a ratio such that the number of Class A ordinary shares issuable upon conversion of all founder shares will equal, in the aggregate, on an as-converted
basis, approximately 20% of the sum of (i) the total number of ordinary shares issued and outstanding upon completion of the IPO, plus (ii) the total number of Class A ordinary shares issued or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of the initial Business Combination (after giving effect to any redemptions of Class A ordinary shares by Public Shareholders), excluding any Class A ordinary shares or equity-linked securities exercisable for or convertible into Class A ordinary shares issued, deemed issued, or to be issued, to any seller in the initial Business Combination and any Private Placement Units issued to the Sponsor, its affiliates or any member of the Company’s management team upon conversion of the Working Capital Loans. Any conversion of Class B ordinary shares described herein will take effect as a compulsory redemption of Class B ordinary shares and an issuance of Class A ordinary shares as a matter of Cayman Islands law. In no event will the Class B ordinary shares convert into Class A ordinary shares at a rate of less than one-to-one.
During a shareholders’ extraordinary general meeting held on October 11, 2023, a proposal was approved that Class A ordinary shares will be issued to holders of Class B ordinary shares upon the exercise of the right of a holder of the Company’s Class B ordinary shares, par value $0.0001 per share, to convert such holder’s Class B ordinary shares into Class A ordinary shares on a one-for-one
basis at any time and from time to time prior to the closing of an initial business combination at the election of the holder (the “Founder Share Amendment”).

F-5
9

Warrants
All warrants (Public Warrants and Private Warrants) will become exercisable at $11.50 per share, subject to adjustment, on the later of 30 days after the completion of the initial Business Combination or 12 months from the closing of the IPO; provided in each case that the Company has an effective registration statement under the Securities Act covering the issuance of the Class A ordinary shares issuable upon exercise of the warrants and a current prospectus relating to them is available (or the Company permits holders to exercise their warrants on a cashless basis under the circumstances specified in the warrant agreement). The warrants will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation. On the exercise of any warrant, the warrant exercise price will be paid directly to the Company and not placed in the Trust Account.
In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of an initial Business Combination at an issue price or effective issue price of less than $9.20 per ordinary share (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of an initial Business Combination on the date of the consummation of an initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of Class A ordinary shares during the
20-trading
day period starting on the trading day prior to the day on which the Company consummates an initial Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value or the Newly Issued Price and the $16.50 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 165% of the higher of the Market Value or the Newly Issued Price.
The Company has not registered the Class A ordinary shares issuable upon exercise of the warrants at this time. However, the Company has agreed that as soon as practicable, but in no event later than 20 business days after the closing of the initial Business Combination, it will use commercially reasonable efforts to file with the SEC a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants, and it will use commercially reasonable efforts to cause the same to become effective within 60 business days following the initial Business Combination and to maintain a current prospectus relating to those Class A ordinary shares until the warrants expire or are redeemed. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, it will not be required to file or maintain in effect a registration statement, but the Company will be required to use commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Redemption of Warrants
Once the warrants become exercisable, the Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption, which is referred to as the 30-day redemption period; and

•
if, and only if, the last reported sale price of ordinary shares equals or exceeds $16.50 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a
30-trading
day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

F-
60

The Company will not redeem the warrants unless a registration statement under the Securities Act covering the ordinary shares issuable upon exercise of the warrants is effective and a current prospectus relating to those ordinary shares is available throughout the
30-day
redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
If the Company calls the warrants for redemption as described above, its management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” the Company’s management will consider, among other factors, the cash position, the number of warrants that are outstanding and the dilutive effect on the Company’s shareholders of issuing the maximum number of ordinary shares issuable upon the exercise of the Company’s warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” over the exercise price of the warrants by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
NOTE 8 – FAIR VALUE MEASUREMENTS
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:

Level 1:	Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:	Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.
The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2025 and December 31, 2024, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value.

	As of March 31, 2025	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
	(Unaudited)
Assets:
Investments held in Trust Account	$9,145,167	$—	$9,145,167	—

F-6
1

	As of December 31, 2024	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$9,021,005	$—	$9,021,005	—
NOTE 9 – SEGMENT INFORMATION
ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance. The Company has adopted the guidance in ASU
2023-07,
Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, in the accompanying financial statements using the retrospective method of adoption.
The Company’s chief operating decision maker has been identified as the Chief Executive Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating and reportable segment.
When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

	Three Months Ended March 31, 2025	Three Months Ended March 31, 2024
Professional services fee in connection with Business Combination	$(114,907)	$(219,328)
Other formation and operating costs	(131,693)	(148,924)

Total formation and operating costs	(246,600)	(368,252)

Interest expense	(26,974)	(21,303)
Interest earned on investment held in Trust Account	78,971	653,885

Net (loss) income	$(194,603)	$264,330

The key measures of segment profit or loss reviewed by our CODM are interest earned on investment in Trust Account and formation and operating expenses. The CODM reviews interest earned on investment in Trust Account to measure and monitor shareholder value and determine the most effective strategy of investment with the Trust Account funds while maintaining compliance with the trust agreement. Within formation and operating costs, the CODM specifically reviews professional service fee in connection with the business combination, which are a significant segment expense, and include legal fees, and advisory fees, as these represent significant costs affecting the Company’s consummation of the Business Combination. Other formation and operating costs, including accounting expenses, printing expenses, and regulatory filing fees, are reviewed in aggregate to ensure alignment with budget and contractual obligations. These expenses are monitored to manage and forecast cash available to complete a business combination within the required period.

F-6
2

NOTE 10 – SUBSEQUENT EVENTS
The Company has evaluated subsequent events through May 15, 2025 when these consolidated financial statements were issued and determined that there were no significant unrecognized events through that date other than those noted below.
In connection with the shareholder meeting held on April 11, 2025, shareholders holding 708,098 public shares exercised their right to redeem such shares for a pro rata portion of the funds in the Company’s Trust Account. As a result, approximately $8.6 million (approximately $12.17 per share) was removed from the Trust Account to pay such holders. Following redemptions, the Company had 43,739 public shares outstanding.
On April 11, 2025 and May 9, 2025, Scilex deposited an aggregated total of $1,750 drawn down from the Extension Scilex Convertible Promissory Note to the Trust Account to extend the time the Company has to consummate an initial business combination to June 11, 2025.

F-6
3

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of

Semnur Pharmaceuticals, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Semnur Pharmaceuticals, Inc. (“Semnur”) (the “Company”) as of December 31, 2024 and 2023, the related statements of operations, stockholders’ (deficit) equity and cash flows for the periods ended December 31, 2024 and 2023 and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the periods ended December 31, 2024 and 2023, in conformity with accounting principles generally accepted in the United States of America.

Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has negative working capital, has suffered losses from operations, has recurring negative cash flows from operations, dependence upon the support from its parent, Scilex Holding Company, and the success of future development and regulatory approval of SP-102. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Carve-out Basis of Accounting

As discussed in Note 1 to the accompanying financial statements, the financial statements have been prepared on a “carve-out” basis from the financial statements of its parent, Scilex Holding Company, as well as allocations deemed reasonable by management to present the results of operations, financial position and cash flows on a standalone basis and may not reflect the results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Pipara & Co LLP

Delhi, India

April 21, 2025

We have served as the Company’s auditor since 2025.

SEMNUR PHARMACEUTICALS, INC.

BALANCE SHEETS

(In thousands, except for par value and share amounts)

	December 31, 2024	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$12	$12
Prepaid expenses	2	2
Other current assets	5,981	—

Total current assets:	5,995	14
Property and equipment, net	689	689

Total assets	$6,684	$703

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$35	$896

Total current liabilities:	35	896
Related party loans	49,433	37,901

Total liabilities	$49,468	$38,797

Commitments and contingencies (See Note 7)
Stockholders’ deficit:
Preferred stock, $0.00001 par value, 40,000,000 shares authorized as of December 31, 2024 and no shares authorized as of December 31, 2023; no shares issued and outstanding as of December 31, 2024 and 2023	—	—
Common stock, $0.00001 par value, 160,000,000 shares authorized, issued and outstanding as of December 31, 2024 and 2023	2	2
Additional paid-in capital	72,598	72,598
Accumulated deficit	(115,384)	(110,694)

Total stockholders’ deficit	(42,784)	(38,094)

Total liabilities and stockholders’ deficit	$6,684	$703

See accompanying notes to financial statements

SEMNUR PHARMACEUTICALS, INC.

STATEMENTS OF OPERATIONS

(In thousands, except for share and net loss per share amounts)

	Year Ended December 31,
	2024	2023
Operating expenses:
Research and development	$1,709	$1,621
General and administrative	2,981	1,640

Total operating expenses	4,690	3,261

Loss from operations	(4,690)	(3,261)

Net loss	$(4,690)	$(3,261)

Net loss per share — basic and diluted	$(0.03)	$(0.02)

Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

See accompanying notes to financial statements

SEMNUR PHARMACEUTICALS, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Shares	Amount
Balance, December 31, 2022	160,000,000	$2	$72,598	$(107,433)	$(34,833)
Net loss	—	—	—	(3,261)	(3,261)

Balance, December 31, 2023	160,000,000	2	72,598	(110,694)	(38,094)
Net loss	—	—	—	(4,690)	(4,690)

Balance, December 31, 2024	160,000,000	$2	$72,598	$(115,384)	$(42,784)

See accompanying notes to financial statements

SEMNUR PHARMACEUTICALS, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Years Ended December 31,
	2024	2023
Operating activities
Net loss	$(4,690)	$(3,261)
Adjustments to reconcile net loss to net cash used for operating activities:
Stock-based compensation	660	840
Changes in operating assets and liabilities:
Prepaid expenses	—	43
Accrued expenses	(861)	701

Net cash used for operating activities	(4,891)	(1,677)

Financing activities
Proceeds from related party loans	10,872	1,661
Payments of deferred offering costs	(5,981)	—

Net cash provided by financing activities	4,891	1,661

Net change in cash and cash equivalents	—	(16)
Cash and cash equivalents at beginning of period	12	28

Cash and cash equivalents at end of period	$12	$12

See accompanying notes to financial statements

SEMNUR PHARMACEUTICALS, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Operations and Basis of Presentation

Organization and Principal Activities

Semnur Pharmaceuticals, Inc. (“Semnur” or the “Company”) was formed in 2013 and became a wholly owned subsidiary of Scilex Holding Company (“Scilex”) in 2019. The Company is a late clinical stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies. The Company is currently developing one product candidate, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which the Company has completed a pivotal Phase 3 study (“SP-102” or “SEMDEXA”). Since inception, the Company has devoted all of its efforts to the development of SP-102 and operates in one segment. The Company is a Delaware corporation and is headquartered in Palo Alto, California.

On August 30, 2024, the Company entered into an agreement and plan of merger (as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025 (the “Merger Agreement Amendment”), the “Merger Agreement”) with Denali Capital Acquisition Corp., a Cayman Islands corporation and special purpose acquisition company (“Denali” or the “SPAC”), and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali (the “Merger Sub”). The proposed merger and business combination contemplated by the Merger Agreement (the “Business Combination”) would result in a publicly traded biopharma company (“New Semnur”) and further provide funding for the Company for use in the development of SP-102, with Scilex expected to be the majority holder of the Company following completion of the proposed Business Combination.

Pursuant to the terms of the Merger Agreement, (i) prior to the effective time of the Business Combination, Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and (ii) at the time the Business Combination becomes effective, and following the Domestication, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of Denali. The Business Combination is expected to close during the second quarter of 2025, after the required approval by Denali’s shareholders and the satisfaction or waiver of certain other conditions. Pursuant to the Merger Agreement Amendment, among other things, parties agreed to (i) modify certain covenants of the parties to address the potential delisting of the Denali Securities from the Nasdaq Capital Market, (ii) extend the Outside Date to September 30, 2025, and (iii) require Denali to amend its organizational documents to extend the period of time within which Denali can complete a business combination to December 11, 2025, or such other date that is mutually agreed to by the Company and Denali.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

Carve-Out Method

Since 2019, the Company has operated as a wholly owned subsidiary of Scilex and the Company’s financial results have been historically included in Scilex’s consolidated financial results. Standalone financial statements have not previously been prepared for the Company. Accordingly, these separate financial statements have been extracted from the accounting records of Scilex.

The accompanying financial statements reflect assets, liabilities, and expenses that are directly attributable to the Company, including the assets, liabilities, and expenses of the SP-102 development program. The assets and liabilities excluded from the accompanying financial statements consist of:

•

Cash held by Scilex to fund the Company’s operations. Scilex uses a centralized approach to cash management and financing of its operations and those of its subsidiaries. Accordingly, only the cash and cash equivalents residing in the Company’s bank accounts and legally owned by the Company have been reflected in these financial statements.

•

Other assets and liabilities at Scilex which are not directly related to, or are not specifically owned by, or are not commitments, of the Company, including certain fixed assets, intangible assets, and leases shared by the Company with other business operations of Scilex.

•

Third-party debt held by Scilex and the related interest expense have not been allocated to the financial statements as the Company was not the legal obligor of the third-party debt and Scilex’s borrowings were not directly attributable to the Company. To fund the Company’s operating cash flow needs, Scilex made payments on behalf of the Company directly to vendors during the years ended December 31, 2024 and 2023 totaling $10.9 million and $1.7 million, respectively. Additionally, allocated non-cash stock-based compensation expenses during the years ended December 31, 2024 and 2023 were $0.7 million and $0.9 million, respectively. These amounts do not carry interest, and are not expected to be settled through transfer of cash or other assets by the Company. On August 30, 2024, the Company and Scilex entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) in connection with the planned settlement of these amounts. Given these amounts are a form of indebtedness, as acknowledged by the parties under the Debt Exchange Agreement, they are presented as a related party loan in the historical financial statements. See the section titled “Debt Exchange Agreement” in Note 9 titled “Related Parties” for additional details.

The Company’s operating expenses consisted of both research and development (“R&D”) and general and administrative (“G&A”) expenses. R&D expenses directly related to the Company, including third-party costs of conducting studies and clinical trials for the SP-102 product candidate, were entirely attributed to the Company in the accompanying financial statements. R&D salaries, wages, benefits, and stock-based compensation related to Scilex’s equity incentive plans were allocated to the Company based on the estimated percentage of time certain Scilex R&D employees spent on the SP-102 program.

The Company also received services and support from other functions of Scilex. The Company’s operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support were allocated to the Company based on the estimated percentage of time certain Scilex employees spent supporting the SP-102 program. These allocated costs were primarily related to corporate administrative expenses, G&A employee related costs, including salaries, stock-based compensation related to Scilex’s equity incentive plans, and other benefits for corporate employees, as well as other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, facilities, and other corporate and infrastructural services. These allocated costs were recorded as R&D expenses and G&A expenses in the statements of operations.

The Company believes the assumptions and allocations underlying the accompanying financial statements were reasonable and appropriate under the circumstances. Nevertheless, the Company’s financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the periods presented and may not reflect the results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company also may have incurred additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in its historical results of operations, financial position and cash flows.

Forward Stock Split

On August 30, 2024, the Company’s board of directors approved an amendment to its Amended and Restated Certificate of Incorporation to (a) increase the authorized number of shares of all classes of the Company’s stock to 245,000,00 shares, consisting (i) 200,000,000 shares of common stock, par value $0.00001 per share, and (ii) 45,000,000 shares of preferred stock, par value $0.00001 per share; (b) effect a 160,000-for-1 forward stock split of all outstanding shares of the Company’s common stock (the “Forward Split”); and (c) establish the authorization for issuance of shares of preferred stock designation in series. The Forward Stock Split proportionally increased the number of all issued and outstanding shares of the Company’s common stock from 1,000 to 160,000,000 and did not change the par value per share. All equity-related information including per share amounts for all periods presented within these financial statements have been adjusted retroactively, where applicable, to reflect the Forward Stock Split.

Note 2. Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has assessed the Company’s ability to continue as a going concern for at least one year after the issuance date of the accompanying financial statements.

As of December 31, 2024, the Company had cash and cash equivalents of approximately $12,000. During the year ended December 31, 2024, the Company had operating losses of $4.7 million and negative cash flows from operations of $4.9 million. The Company had an accumulated deficit of approximately $115.4 million as of December 31, 2024. The Company is dependent upon Scilex to provide services and funding to support the operations of the Company until, at least, such time as external financing is obtained. The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to develop and seek regulatory approval for SP-102.

The Company will need additional financing to fund its ongoing activities. The Company may obtain additional funding through a combination of equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. The Company’s plans are also dependent upon the success of future development and regulatory approval of SP-102.

Although the Company believes such plans, if executed, should provide the Company with financing to meet its needs, successful completion of such plans is dependent on factors outside the Company’s control. As a result, management has concluded that the aforementioned conditions, among other things, raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Note 3. Significant Accounting Policies

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of operating expenses during the reporting period. These estimates include, but are not limited to, fair value of financial instruments, useful lives of property and equipment, certain assumptions used to calculate the fair value of Scilex stock option awards, as well as the percentage of time certain Scilex employees spent supporting the Company’s SP-102 program, which is used to calculate the amount of operating expenses allocated from Scilex as discussed in the “Carve-Out Method” section of Note 1 above.

Management believes that these estimates are reasonable; however, actual results may differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents, such as money market accounts. The Company minimizes its credit risk associated with cash and cash equivalents by periodically evaluating the credit quality of its primary financial institution.

Fair Value of Financial Instruments

The Company follows accounting guidance on fair value measurements for financial instruments measured on a recurring basis, as well as for certain assets and liabilities that are initially recorded at their estimated fair values. Fair value is defined as the exit price, or the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following three-level hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs to value its financial instruments:

Level 1 — Observable inputs such as unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level 2 — Inputs (other than quoted prices included in Level 1) that are either directly or indirectly observable inputs for similar assets or liabilities. These include quoted prices for identical or similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active; and

Level 3 — Significant unobservable inputs which are supported by little or no market activity and that are financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant judgment or estimation.

Financial instruments measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires it to make judgments and consider factors specific to the asset or liability. The use of different assumptions and/or estimation methodologies may have a material effect on estimated fair values. Accordingly, the fair value estimates disclosed or initial amounts recorded may not be indicative of the amount that the Company or holders of the instruments could realize in a current market exchange.

As of December 31, 2024 and 2023, the carrying amount of cash equivalents approximates their fair value based upon quoted market prices.

Concentrations

The Company contracts with third parties for the manufacture, assembly, testing, packaging and storage of its product candidate. The Company’s contract manufacturing organizations (“CMOs”) comply with Current Good Manufacturing Practice (“cGMP”) and regulatory requirements. The CMOs are selected for specific competencies having met the Company’s development, manufacturing, quality and the FDA regulatory requirements. These CMOs manufacture the Company’s clinical supplies and commercial batches. The Company currently has no plans to build its own manufacturing or distribution infrastructure. As clinical trial development progresses forward, the Company will continue to explore both internal capabilities as well as deepening and expanding external relationships to ensure it is able to meet manufacturing requirements.

Historically, the Company has purchased its clinical and commercial supply requirements for sodium hyaluronate, one of the excipients for SP-102, from Genzyme Corporation (“Genzyme”) pursuant to a supply agreement, which terminated as of May 31, 2024. Management anticipates that the current on-hand supply of sodium hyaluronate will be sufficient to satisfy the Company’s clinical and commercial supply requirements for sodium hyaluronate for at least 12 months following the future commercial launch of SP-102 estimated to be in

2027. The Company is in discussions with Sanofi S.A., an affiliate of Genzyme, for a new supply agreement, and is in the process of identifying and certifying new suppliers, in each case to fulfill its future supply requirements for sodium hyaluronate.

Lifecore Master Services Agreement

On January 27, 2017, the Company entered into a Master Services Agreement (as amended, the “Lifecore Master Services Agreement”), with Lifecore Biomedical, LLC (“Lifecore”). Pursuant to the Lifecore Master Services Agreement, Lifecore is responsible for clinical trial material manufacturing and development services for SP-102 as set forth in each separate statement of work (each a “Lifecore Statement of Work”). The parties entered into a Lifecore Statement of Work on January 27, 2017, pursuant to which Lifecore agreed to provide, among other things, (1) project management support, (2) development services, (3) clinical trial materials, and (4) stability studies. The Company paid Lifecore for the development and clinical trial material manufacturing services, which was invoiced at the completion of each service.

For the purposes of Lifecore’s development and clinical trial material manufacturing obligations, the Company granted Lifecore a nonexclusive, worldwide and royalty-free license under our owned or controlled intellectual property rights necessary to manufacture SP-102, without additional right, title or interest in the Company’s intellectual property.

The Lifecore Master Services Agreement expires on December 31, 2028, unless terminated earlier in accordance with the terms of such agreement, or unless renewed further by the parties. Either party may terminate the Lifecore Master Services Agreement (1) if the other party is in material breach of the agreement and fails to cure such breach within 30 days of written notice, subject to certain exceptions; or (2) immediately upon written notice to the other party if the other party (a) becomes insolvent, (b) ceases to function as a going concern, (c) is convicted of or pleads guilty to a charge of violating any law relating to either party’s business, or (d) engages in any act which materially impairs goodwill associated with SEMDEXA or materially impairs the terminating party’s trademark or trade name. In addition, Lifecore may terminate the agreement if (i) Semnur fails to pay past due invoices upon 30 days’ written notice, or (ii) Semnur rejects or fails to respond to a major change or minor change proposed by Lifecore that does not change SEMDEXA’s written and approved acceptance criteria.

The Lifecore Master Services Agreement contains customary reciprocal indemnification obligations for Lifecore and Semnur.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets, which are generally five to seven years. The cost of repairs and maintenance is expensed as incurred. Costs for property and equipment not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service.

Deferred Offering Costs

The Company’s deferred offering costs consist of legal, accounting and other general and administrative costs directly attributable to the proposed Business Combination. After consummation of the proposed Business Combination, these costs will be classified in stockholders’ deficit as a reduction of additional paid-in capital recorded as a result of the Business Combination. In the event the proposed Business Combination is terminated, all deferred offering costs will be reclassified to general and administrative expenses in the Company’s statements of operations. As of December 31, 2024, $6.0 million of deferred offering costs were included within other current assets in the Company’s balance sheet. As of December 31, 2023, there were no deferred offering costs.

Research and Development Costs

The Company expenses the cost of research and development as incurred. R&D expenses are comprised of costs incurred in performing R&D activities, including clinical trial costs, manufacturing costs for clinical materials, and the costs relating to other contracted services, license fees and other external costs. Nonrefundable advance payments for goods and services that will be used in future research and development activities are expensed when the activity is performed or when the goods have been received, rather than when payment is made, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 730, Research and Development.

Income Taxes

The provisions of the ASC Topic 740, Income Taxes, address the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under ASC Subtopic 740-10, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company has determined that it has uncertain tax positions.

The Company accounts for income taxes using the asset and liability method to compute the differences between the tax basis of assets and liabilities and the related financial amounts, using currently enacted tax rates.

The Company has deferred tax assets, which are subject to periodic recoverability assessments. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount that more likely than not will be realized. See Note 8 titled “Income Taxes” for additional details.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Topic 718, Compensation – Stock Compensation which establishes accounting for equity instruments exchanged for employee and consulting services.

The Company did not have its own equity incentive plans for the years ended December 31, 2024 and 2023, other than the 2024 Stock Option Plan as described below. However, certain shared employees of Scilex, who provide services and support activities related to the Company, also participate in Scilex’s stock-based compensation plans. The stock-based compensation for such employees is allocated and attributed to the Company based on the estimated percentage of their time spent providing services attributable to the Company.

On August 30, 2024, the Company’s board of directors adopted the 2024 Stock Option Plan and approved the grant of Non-statutory Stock Options (“NSOs”) to the members of the Company’s executive team and certain shared employees of Scilex – who provide services and support activities related to the Company – to purchase an aggregate of 40,000,000 shares of the Company’s common stock initially at an exercise price of $1.24 per share, which was then updated to $1.58 per share on December 28, 2024 to reflect the updated per share value of the Company’s common stock as of August 30, 2024.

Stock-based compensation cost is measured at the grant date, based on the fair value of the award determined using the Black-Scholes option pricing model, and is recognized as an expense, under the straight-line method, over the employee’s requisite service period (generally the vesting period of the equity grant) or non-employee’s vesting period. The Company accounts for forfeitures as incurred.

For purposes of determining the inputs used in the calculation of stock-based compensation, the Company determines the expected life assumption for options issued using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period since the Company does not have historic exercise behavior. The Company determines an estimate of option volatility based on an assessment of historical volatilities of comparable companies whose share prices are publicly available. The Company uses these estimates, in conjunction with the fair value of Scilex’s common stock, risk-free interest rate, and the expected dividend yield as inputs in the Black-Scholes option pricing model. Depending upon the number of stock options granted, any fluctuations in these calculations could have a material effect on the results presented in the Company’s statement of operations.

Net Loss per Share

Basic net loss per share is computed by dividing net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share reflects the additional dilution from potential issuances of common stock, such as stock issuable pursuant to the exercise of stock options. The treasury stock method is used to calculate the potential dilutive effect of these common stock equivalents. Potentially dilutive shares are excluded from the computation of diluted net loss per share when their effect is anti-dilutive. In periods where a net loss is presented, all potentially dilutive securities are anti-dilutive and are excluded from the computation of diluted net loss per share.

Segments

Operating segments are identified as components of an entity where separate discrete financial information is available for evaluation by the chief operating decision maker in making decisions on how to allocate resources and assesses performance. The Company has determined that its chief operating decision maker is its Chief Executive Officer, as he is responsible for making decisions regarding the allocation of resources and assessing performance as well as for strategic operational decisions. The Company is engaged primarily in the development of non-opioid products focused on pain management products for the treatment of acute and chronic pain. Accordingly, the Company has determined that it operates its business as a single operating segment and has one reportable segment.

Recently Issued Accounting Pronouncements

In October 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-06, Disclosure Improvements - Codification Amendments in Response to the SEC’s Disclosure Update and Simplification Initiative, which will impact various disclosure areas. The amendments in ASU 2023-06 will be effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the Securities and Exchange Commission (the “SEC”), and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. The Company is currently evaluating the impacts of this standard on its related disclosures.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280), which improves reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, and is applicable to public entities, including those that have a single reportable segment. Early adoption is permitted. The Company is currently evaluating the impacts of this standard on its financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The update requires a public business entity to disclose, on an annual basis, a tabular rate reconciliation using both percentages and currency amounts, broken out into specified categories with certain reconciling items further broken out by nature and jurisdiction to the extent those items exceed a specified threshold. In addition, all entities are required to disclose income taxes paid, net of refunds received disaggregated by federal, state/local, and foreign and by jurisdiction if the amount is at least 5% of total income tax payments, net of refunds received. Adoption of this ASU allows for either the prospective or retrospective application of the amendment and is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impacts of this standard on its financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures, which will require additional expense disclosures for all public entities. The amendments in ASU 2024-03 require that at each interim and annual reporting period, an entity disclose certain disaggregated expenses included in each relevant expense caption, as well as the total amount of selling expenses and, in annual periods, an entity’s definition of selling expenses. ASU 2024-03 is effective for annual reporting periods beginning with the fiscal year ending December 31, 2027, and interim periods thereafter, with early adoption permitted. The Company is currently evaluating the incremental disclosures that will be required in its financial statements.

Note 4. Fair Value Measurements

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. The following table presents the Company’s financial assets that are measured at fair value on a recurring basis and the level of inputs used in such measurements (in thousands):

	December 31, 2024
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$6	$6	$—	$—

Total assets measured at fair value	$6	$6	$—	$—

	December 31, 2023
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$5	$5	$—	$—

Total assets measured at fair value	$5	$5	$—	$—

The Company’s financial assets carried at fair value are comprised of cash and cash equivalents. Cash and cash equivalents consist of money market accounts and bank deposits which are highly liquid and readily tradable. These assets are valued using inputs observable in active markets for identical securities.

Note 5. Balance Sheet Components

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2024	2023
Construction-in-progress	$689	$689
Furniture	17	17
Computers and equipment	8	8

Property and equipment, gross	714	714
Less: Accumulated depreciation	(25)	(25)

Property and equipment, net	$689	$689

The Company recognized no depreciation expense for each of the years ended December 31, 2024 and 2023. Costs for long-lived assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. The Company assesses impairment on an annual basis. As of each of December 31, 2024 and 2023, there was no impairment identified on property and equipment.

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,
	2024	2023
Accrued other	$35	$37
Accrued research and development costs	—	859

Total accrued expenses	$35	$896

Note 6. Stock-Based Compensation

The Company does not have any employees who are directly employed by the Company nor did it have its own stock-based compensation plans during each of the years ended December 31, 2024 and 2023, other than the 2024 Plan as described below. However, certain shared employees of Scilex support the Company and also participate in Scilex’s stock-based compensation plans that provide for the granting of stock options, NSOs, stock appreciation rights, restricted stock, restricted stock units, and other awards. Such shared employees’ time and efforts are partially spent on activities attributable to the Company and partially spent on activities attributable to Scilex; Scilex did not have any employees whose activities are solely dedicated or solely attributable to the Company during the years ended December 31, 2024 and 2023. Total stock-based compensation recognized consists of an allocation of such shared employees’ stock-based compensation expense on the same basis as their salaries and benefits.

Separate stock-based information of the Company was not applicable due to the allocation of shared employees. The Company recognized no expense from the 2024 Plan during the year ended December 31, 2024 and did not have its own equity incentive plans during the year ended December 31, 2023. Therefore, unless otherwise indicated, the information below is with respect to the stock and stock-based compensation plans of Scilex.

Valuation Assumptions

Scilex calculates the fair value of stock options granted to employees and nonemployees and employee stock purchase plan (“ESPP”) using the Black-Scholes option pricing method. The Black-Scholes option pricing method requires the use of subjective assumptions.

The following assumptions were used by Scilex in the Black-Scholes option pricing model to estimate stock-based compensation on the date of grant for stock options granted and ESPP shares issued for the year ended December 31, 2024.

Year Ended December 31, 2024
Stock options:
Expected dividend yield	0.00%
Expected volatility	72.00%-119.08%
Risk-free interest rate	3.79%-4.71%
Term of options (in years)	3.0 - 6.3
Employee stock purchase plan:
Expected dividend yield	0.00%
Expected volatility	129.30%
Risk-free interest rate	5.39%
Expected life (in years)	0.50

Total stock-based compensation expense related to Scilex’s equity incentive plans and allocated to the Company was recorded in the statements of operations as follows (in thousands):

	Year Ended December 31,
	2024	2023
Research and development	$128	$73
General and administrative	532	767

Total stock-based compensation expense	$660	$840

As of December 31, 2024, the total unrecognized compensation costs related to certain unvested Scilex employee stock option grants that are expected to be allocated to the Company’s future operating expenses were $1.1 million, of which the Company expects to recognize over a weighted-average period of approximately 2.3 years. This amount is subject to change based on the actual amount of time certain Scilex employees will spend providing services attributable to the Company.

Employee Stock Incentive Plan

2024 Plan

On August 30, 2024, the Company’s board of directors adopted the 2024 Plan, under which 40,000,000 shares of the Company’s common stock were reserved for future issuance. On the same day, NSOs to purchase an aggregate of 40,000,000 shares of the Company’s common stock were approved for grant to members of the Company’s executive team and certain Scilex employees who provide services to Semnur. The NSOs granted have an exercise price of $1.58 per share, a term of 10 years (unless earlier terminated in accordance with the terms of the option agreement) and vest 1/48th on a monthly basis over a period of four years from the vesting commencement date as set forth in the applicable option agreement (subject to the holder’s continuous service with the Company). The NSOs are not exercisable until the earlier to occur of (i) the approval by the shareholders of Denali of the proposal that each Semnur Option that is then outstanding shall be converted into the right to receive an option relating to New Semnur Common Stock (the “Option Exchange”) or (ii) the approval by the stockholders of Scilex of the 2024 Plan at or prior to the 2025 annual meeting of stockholders of Scilex (and notwithstanding the foregoing, the NSOs are not exercisable until all payments and all obligations under the Senior Secured Promissory Note issued to Oramed Pharmaceuticals, Inc., dated September 21, 2023 (as amended, the “Oramed Note”) have been paid in full). These NSOs are not considered to be granted under accounting rules as neither repayment of the Oramed Note nor closing of the Business Combination has occurred.

As such, once the NSOs are considered granted, the total amount of stock-based compensation expense attributable to these NSOs would be determined based on their accounting grant-date fair value and to be recognized, on a tranche-by-tranche basis, over forty-eight equal monthly tranches. No expense was recorded in connection with the NSOs granted under the 2024 Plan as of December 31, 2024, as the vesting is contingent upon the repayment of (a) the Oramed Note and (b) (i) the closing of the Business Combination or (ii) the approval by the stockholders of Scilex of the 2024 Plan at or prior to the 2025 annual meeting of stockholders of Scilex.

Consulting Agreements with Stock Renumeration

Consulting Services Agreement with 450W42ND MIMA, LLC

On August 25, 2024, the Company entered into a consulting services agreement with 450W42ND MIMA, LLC who agreed to perform certain consulting and advisory services related to the Company’s business, financing, and mergers and acquisitions opportunities for a period of 12 months from the date of the agreement. In exchange for the services provided, the Company agreed to issue to 450W42ND MIMA, LLC, the lower of (a) 4.0 million shares or (b) 2% of the outstanding shares, in each case, of common stock of New Semnur following the consummation of the Business Combination. No expense was recorded in connection with such agreement as of December 31, 2024, as the payment of the shares is contingent upon closing of the Business Combination and no substantial work had been rendered by 450W42ND MIMA, LLC under such agreement as of December 31, 2024. The total value attributable to these shares, if issued, will be determined on the date of the Business Combination with the associated expense to be recognized over the remaining consulting service period determined at that time.

Consulting Services Agreement with Wise Orient Investments Limited

On August 26, 2024, the Company entered into a consulting services agreement with Wise Orient Investments Limited who agreed to perform certain consulting and advisory services related to the Company’s business, financing, and mergers and acquisitions opportunities for a period of 12 months from the date of the agreement. In exchange for the services provided, the Company agreed to issue to Wise Orient Investments Limited, the lower of (a) 4.0 million shares or (b) 2% of the outstanding shares, in each case, of common stock of New Semnur following the consummation of the Business Combination. No expense was recorded in connection with such agreement as of December 31, 2024, as the payment of the shares is contingent upon closing of the Business Combination and no substantial work had been rendered by Wise Orient Investments Limited under such agreement as of December 31, 2024. The total value attributable to these shares, if issued, will be determined on the date of the Business Combination with the associated expense to be recognized over the remaining consulting service period determined at that time.

Note 7. Commitments and Contingencies

In the normal course of business, the Company may from time to time be named as a party to various legal claims, actions and complaints, including matters involving employment, intellectual property, effects from the use of therapeutics utilizing its technology, or others. It is impossible to predict with certainty whether any resulting liability would have a material adverse effect on the Company’s financial position, results of operations or cash flows. As of December 31, 2024 and 2023, the Company was not a party to any material legal proceedings with respect to itself or any of its material properties.

Semnur Merger Agreement

On March 18, 2019, Semnur was acquired by Scilex pursuant to an Agreement and Plan of Merger with Semnur (as amended, the “Semnur Merger Agreement”), Sigma Merger Sub, Inc., a wholly owned subsidiary of Scilex (“Sigma Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of the Company’s equity (the

“Semnur Equityholders’ Representative”), and for limited purposes, Sorrento Therapeutics, Inc. Pursuant to the Semnur Merger Agreement, Sigma Merger Sub merged with and into the Company (the “Semnur Merger”), and the Company survived as Scilex’s wholly owned subsidiary.

Pursuant to the Semnur Merger Agreement, and upon the terms and subject to the conditions contained therein, Scilex agreed to pay the former holders of Semnur’s capital stock (the “Semnur Equityholders”) up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones (which amount is expected to be charged back to Semnur through an intercompany arrangement), comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of a Semnur product by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product. To-date, none of the foregoing payments have been triggered.

Shah Assignment Agreement

On August 6, 2013, the Company entered into an Assignment Agreement (the “Shah Assignment Agreement”) with Shah Investor LP (“Shah Investor”). Pursuant to the Shah Assignment Agreement, Shah Investor assigned to the Company the patents, know-how and other intellectual property related to pharmaceutical compositions of corticosteroids.

In consideration of the license and rights granted by Shah Investor, Semnur agreed to pay royalties (i) at the rate of 1.5% of the Net Sales for Annual Net Sales (each as defined therein) up to $250,000,000 and (ii) at the rate of 2.5% of the Net Sales for Annual Net Sales of $250,000,000 and above, subject to certain adjustments as set out in the Shah Assignment Agreement. Such royalties payment for a given calendar quarter shall be due and payable on the date the royalty report for such quarter is due under the Shah Assignment Agreement. To-date, none of the foregoing payments have been triggered.

The Shah Assignment Agreement continues in full force and effect on a country-by-country and product-by-product basis until royalties are no longer due on such product under the agreement. The Shah Assignment Agreement contains customary reciprocal indemnification obligations for Shah Investor and Semnur.

Subsidiary Guarantee to Oramed Note

On September 21, 2023, Scilex entered into, and consummated the transactions contemplated by, a Securities Purchase Agreement (the “Scilex-Oramed SPA”) with Oramed Pharmaceuticals Inc. (“Oramed”) and the Agent (as defined below), pursuant to which, among other things, Scilex issued to Oramed a senior secured promissory note due 18 months from the date of issuance in the principal amount of $101,875,000 (the “Oramed Note”). In connection with the Scilex-Oramed SPA, Scilex and each of its subsidiaries, including the Company, (collectively, the “Guarantors”) entered into a subsidiary guarantee (as amended, the “Subsidiary Guarantee”) with Oramed and Acquiom Agency Services LLC, as the collateral agent for the holders of the Oramed Note (the “Agent”), pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of the Oramed Note and any additional notes issued by Scilex in full or partial substitution of the Oramed Note. Following the execution of the amended and restated security agreement with Oramed on October 8, 2024, and subject to the completion of the Business Combination, the Company will no longer be a Guarantor under the Subsidiary Guarantee.

Note 8. Income Taxes

For U.S. federal and state tax reporting purposes, the Company is a member of Scilex’s consolidated reporting group. The basis of presentation for these financial statements is on a separate standalone basis as if the Company were not a member of a consolidated group and was operating as an independent entity. Settlements of tax balances that differ from the separate entity computations are treated as either increases or decreases in equity. There were no settlements of tax balances between the entity and the Scilex during the periods presented. Total loss before income taxes for the years ended December 31, 2024 and 2023 did not include a foreign component. There was no income tax provision expense (benefit) for the years ended December 31, 2024 and 2023.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s net deferred tax assets and related valuation allowance are as follows as of December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Deferred tax assets:
Net operating loss carryforwards	$14,517	$13,710
Research and development tax credits	1,319	1,319
Capitalized research expenditures	807	648
Other	720	841

Gross deferred tax assets	17,363	16,518
Valuation allowance	(17,363)	(16,518)

Deferred tax assets net of valuation allowance	—	—
Deferred tax liabilities	—	—

Net deferred tax assets	$—	$—

The reconciliation between U.S. federal income taxes at the statutory rate and the Company’s provision for income taxes are as follows for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
Statutory federal income tax rate	21.0%	21.0%
Equity compensation	(3.0)	(5.4)
Change in valuation allowance	(18.0)	(15.6)

Effective income tax rate	—%	—%

The Company files its tax returns on a consolidated or combined basis with Scilex. For purposes of its financial statements, the Company has calculated its income tax amounts, including net operating losses and credit carryforwards, using a separate return methodology and has presented these amounts as if it were a separate taxpayer from Scilex in each jurisdiction for each period the Company has presented. The Company has not determined the amount of tax attributes, including net operating losses and tax credit carryovers, which it would retain if it were to deconsolidate for tax purposes from Scilex. An analysis will be performed at a future date, if necessary.

The Company has evaluated the available evidence supporting the realization of its gross deferred tax assets, including the amount and timing of future taxable income, and has determined that it is more likely than not that the deferred tax assets will not be realized. Due to such uncertainties surrounding the realization of the deferred tax assets, the Company maintains a valuation allowance of $17.4 million against its deferred tax assets as of December 31, 2024. Realization of the deferred tax assets will be primarily dependent upon the Company’s ability to generate sufficient taxable income prior to the expiration of its net operating losses.

As of December 31, 2024, the Company had $60.2 million and $26.9 million of U.S. federal and state net operating loss carryforwards, respectively. Both federal and state net operating loss carryforwards begin to expire in 2033. As of December 31, 2024, the Company has a total of $49.9 million of federal net operating losses that have an indefinite life and will not expire, and had federal research and development income tax credits of $1.2 million which will begin to expire in 2033. As of December 31, 2024, the Company had California research and development income tax credits of $0.6 million that have indefinite life and will not expire.

Internal Revenue Code Section 382 (“Section 382”) rules apply to limit a corporation’s ability to utilize existing net operating loss and tax credit carryforwards once the corporation experiences an ownership change as defined in Section 382. The Company has undergone ownership changes for purposes of Section 382 in prior years. The ownership changes may result in limitations on the utilization of certain deferred tax assets in future periods of which the Company is carrying a full valuation allowance against. If any deferred tax assets were to expire unused because of Section 382 limitations, there would be a corresponding adjustment to the related valuation allowance. As of December 31, 2024, no net operating losses have been written off as expired as the separate Section 382 limitation for the Company has not been quantified.

The Company is subject to taxation in U.S. federal and state tax jurisdictions. All of the Company’s tax years will remain open for three years for examination by the federal and state tax authorities from the date of utilizations of net operating loss. There are no active tax compliance audits as of December 31, 2024.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31,
	2024	2023
Gross unrecognized tax benefits at the beginning of the year	$354	$354

Gross unrecognized tax benefits at the end of the year	$354	$354

As of December 31, 2024 and 2023, the Company had $0.4 million in total unrecognized tax benefits, which have been reflected as a reduction in deferred tax assets. If these were to be recognized, they would affect the effective tax rate, however given the full valuation allowance, any changes to uncertain tax positions would not impact the effective tax rate.

The Company’s policy is to recognize interest and penalties related to income tax matters in income tax expense. No interest or penalties have been recognized as of and for the periods ended December 31, 2024 and 2023. The Company believes that no material amount of the liabilities for uncertain tax positions are expected to reverse within 12 months of December 31, 2024.

Note 9. Related Parties

Transactions entered into between the Company and Scilex were included within the financial statements and are considered related party transactions. These transactions have been reflected as related party loans, a long-term liability, within the balance sheets and statements of cash flows as they represent a form of indebtedness under the Debt Exchange Agreement. See the “Basis of Presentation” section of Note 1 for additional details. The total loans received from Scilex for the years ended December 31, 2024 and 2023 are as follows (in thousands):

	Year Ended December 31,
	2024	2023
Loans from Scilex Holding Company — stock-based compensation	$660	$840
Loans from Scilex Holding Company — expenses paid by Scilex Holding Company on behalf of Semnur	10,872	1,661

Total loans from Scilex Holding Company	$11,532	$2,501

Debt Exchange Agreement

On August 30, 2024, the Company and Scilex entered into the Debt Exchange Agreement with respect to certain amounts owed to Scilex by the Company, including accrued and unpaid interest thereon, if any, which amount may be updated pursuant to the terms thereof, for certain loans and other amounts provided by Scilex to the Company prior to the closing of the Business Combination (the “Outstanding Indebtedness”). The Outstanding Indebtedness as of December 31, 2024 and 2023 was approximately $49,433,467 and $37,900,873, respectively, but will not exceed $60,000,000 as of immediately prior to the closing of the Business Combination.

Pursuant to the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the closing of the Business Combination, Scilex agreed to contribute the Outstanding Indebtedness (as set forth in the Debt Exchange Agreement) to the Company in exchange for the issuance by the Company to Scilex of that number of shares of Series A Preferred Stock, par value $0.0001 per share, of the Company (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Series A Preferred Shares” and such transaction, the “Contribution”) that is equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness and the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share). Further, pursuant to the terms of the Debt Exchange Agreement, prior to the Contribution, the Company agreed to file, with the Secretary of State of the State of Delaware, a certificate of designations, in the form agreed in the Debt Exchange Agreement, to set forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Series A Preferred Shares. Upon the occurrence of the Contribution and issuance of the Series A Preferred Shares to Scilex, the Outstanding Indebtedness shall be extinguished in its entirety and shall be of no further force or effect and shall be deemed paid and satisfied in full and irrevocably and automatically discharged, terminated and released.

Note 10. Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted-average number of common stock outstanding for the period. For periods in which the Company generated a net loss, the Company does not include the potential impact of dilutive securities in diluted net loss per share, as the impact of these items is anti-dilutive. Specifically, NSOs granted under the 2024 Plan to purchase an aggregate of 40,000,000 shares of the Company’s common stock were considered anti-dilutive and therefore were excluded from the computation of diluted net loss per share for the year ended December 31, 2024. There were no outstanding securities considered anti-dilutive for computation of diluted net loss per share for the year ended December 31, 2024.

	Year Ended December 31,
	2024	2023
Net loss (in thousands)	$(4,690)	$(3,261)

Net loss per share — basic and diluted	$(0.03)	$(0.02)
Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

Note 11. Subsequent Events

The Company has completed an evaluation of all subsequent events through the date these financial statements were issued, to ensure these financial statements include appropriate disclosure of events both recognized in the financial statements and events which occurred but were not recognized in the financial statements. The Company has concluded that no events or transactions have occurred that require disclosure.

SEMNUR PHARMACEUTICALS, INC.

CONDENSED BALANCE SHEETS

(In thousands, except for par value and share amounts)

(Unaudited)

	March 31, 2025	December 31, 2024
ASSETS
Current assets:
Cash and cash equivalents	$7	$12
Prepaid expenses	—	2
Other current assets	6,817	5,981

Total current assets:	6,824	5,995
Property and equipment, net	689	689

Total assets	$7,513	$6,684

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accrued expenses	$207	$35

Total current liabilities:	207	35
Related party loans	50,755	49,433

Total liabilities	50,962	49,468

Commitments and contingencies (See Note 6)
Stockholders’ deficit:
Preferred stock, $0.00001 par value, 45,000,000 shares authorized, and no shares issued and outstanding as of March 31, 2025 and December 31, 2024	—	—
Common stock, $0.00001 par value, 200,000,000 shares authorized, and 160,000,000 shares issued and outstanding as of March 31, 2025 and December 31, 2024	2	2
Additional paid-in capital	72,598	72,598
Accumulated deficit	(116,049)	(115,384)

Total stockholders’ deficit	(43,449)	(42,784)

Total liabilities and stockholders’ deficit	$7,513	$6,684

See accompanying notes to unaudited condensed financial statements

SEMNUR PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF OPERATIONS

(In thousands, except for share and net loss per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Operating expenses:
Research and development	$187	$931
General and administrative	478	575

Total operating expenses	665	1,506
Loss from operations	(665)	(1,506)

Net loss	$(665)	$(1,506)

Net loss per share — basic and diluted	$(0.01)	$(0.01)

Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

See accompanying notes to unaudited condensed financial statements

SEMNUR PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF STOCKHOLDERS’ DEFICIT

(In thousands, except share amounts)

(Unaudited)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance, December 31, 2024	160,000,000	$2	$72,598	$(115,384)	$(42,784)
Net loss	—	—	—	(665)	(665)

Balance, March 31, 2025	160,000,000	$2	$72,598	$(116,049)	$(43,449)

	Common Stock
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
Balance, December 31, 2023	160,000,000	$2	$72,598	$(110,694)	$(38,094)
Net loss	—	—	—	(1,506)	(1,506)

Balance, March 31, 2024	160,000,000	$2	$72,598	$(112,200)	$(39,600)

See accompanying notes to unaudited condensed financial statements

SEMNUR PHARMACEUTICALS, INC.

CONDENSED STATEMENTS OF CASH FLOWS

(In thousands)

(Unaudited)

	Three Months Ended March 31,
	2025	2024
Operating activities
Net loss	$(665)	$(1,506)
Adjustments to reconcile net loss to net cash used for operating activities:
Stock-based compensation	92	179
Changes in operating assets and liabilities:
Prepaid expenses	2	(1)
Accrued expenses	172	(831)

Net cash used for operating activities	(399)	(2,159)

Financing activities
Proceeds from related party loans	1,230	2,164
Payments of deferred offering costs	(836)	—

Net cash provided by financing activities	394	2,164

Net change in cash and cash equivalents	(5)	5
Cash and cash equivalents at beginning of period	12	12

Cash and cash equivalents at end of period	$7	$17

See accompanying notes to unaudited condensed financial statements

SEMNUR PHARMACEUTICALS, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(Unaudited)

Note 1. Nature of Operations and Basis of Presentation

Organization and Principal Activities

Semnur Pharmaceuticals, Inc. (“Semnur” or the “Company”) was formed in 2013 and became a wholly owned subsidiary of Scilex Holding Company (“Scilex”) in 2019. The Company is a late clinical stage specialty pharmaceutical company focused on the development and commercialization of novel non-opioid pain therapies. The Company is currently developing one product candidate, SP-102 (10 mg, dexamethasone sodium phosphate viscous gel), a novel, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, for which the Company has completed a pivotal Phase 3 study (“SP-102” or “SEMDEXA”). Since inception, the Company has devoted all of its efforts to the development of SP-102 and operates in one segment. The Company is a Delaware corporation and is headquartered in Palo Alto, California.

On August 30, 2024, the Company entered into an agreement and plan of merger (as it may be amended or restated from time to time in accordance with its terms, including by Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025 (the “Merger Agreement Amendment”), the “Merger Agreement”) with Denali Capital Acquisition Corp., a Cayman Islands corporation and special purpose acquisition company (“Denali” or the “SPAC”), and Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Denali (the “Merger Sub”). The proposed merger and business combination contemplated by the Merger Agreement (the “Business Combination”) would result in a publicly traded biopharma company (“New Semnur”) and further provide funding for the Company for use in the development of SP-102, with Scilex expected to be the majority holder of the Company following completion of the proposed Business Combination.

Pursuant to the terms of the Merger Agreement, (i) prior to the effective time of the Business Combination, Denali will change its jurisdiction of incorporation by deregistering as a Cayman Islands exempted company and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”) and (ii) at the time the Business Combination becomes effective, and following the Domestication, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity and wholly owned subsidiary of Denali. The Business Combination is expected to close during the second quarter of 2025, after the required approval by Denali’s shareholders and the satisfaction or waiver of certain other conditions. Pursuant to the Merger Agreement Amendment, among other things, parties agreed to (i) modify certain covenants of the parties to address the delisting of the Denali Securities from the Nasdaq Capital Market, (ii) extend the Outside Date to September 30, 2025, and (iii) require Denali to amend its organizational documents to extend the period of time within which Denali can complete a business combination to December 11, 2025, or such other date that is mutually agreed to by the Company and Denali.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include all adjustments necessary for the fair presentation of the Company’s financial position for the periods presented.

These unaudited interim condensed financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, include all adjustments of a normal recurring nature necessary to present fairly, in all material respects, the Company’s financial position, results of operations and cash flows. These unaudited condensed financial statements should be read in conjunction with the financial statements for the year ended December 31, 2024. Operating results for the three-month periods presented are not necessarily indicative of the results that may be expected for the Company’s 2025 fiscal year, or any subsequent period.

Carve-Out Method

Since 2019, the Company has operated as a wholly owned subsidiary of Scilex and the Company’s financial results have been historically included in Scilex’s consolidated financial results. Standalone financial statements have not previously been prepared for the Company. Accordingly, these separate financial statements have been extracted from the accounting records of Scilex.

The accompanying financial statements reflect assets, liabilities, and expenses that are directly attributable to the Company, including the assets, liabilities, and expenses of the SP-102 development program. The assets and liabilities excluded from the accompanying financial statements consist of:

•

Cash held by Scilex to fund the Company’s operations. Scilex uses a centralized approach to cash management and financing of its operations and those of its subsidiaries. Accordingly, only the cash and cash equivalents residing in the Company’s bank accounts and legally owned by the Company have been reflected in these financial statements.

•

Other assets and liabilities at Scilex which are not directly related to, or are not specifically owned by, or are not commitments, of the Company, including certain fixed assets, intangible assets, and leases shared by the Company with other business operations of Scilex.

•

Third-party debt held by Scilex and the related interest expense have not been allocated to the financial statements as the Company was not the legal obligor of the third-party debt and Scilex’s borrowings were not directly attributable to the Company. To fund the Company’s operating cash flow needs, Scilex made payments on behalf of the Company directly to vendors during the three months ended March 31, 2025 and 2024 totaling $1.2 million and $2.2 million, respectively. Additionally, allocated non-cash stock-based compensation expenses during the three months ended March 31, 2025 and 2024 were $0.1 million and $0.2 million, respectively. These amounts do not carry interest, and are not expected to be settled through transfer of cash or other assets by the Company. On August 30, 2024, the Company and Scilex entered into a Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”) in connection with the planned settlement of these amounts. Given these amounts are a form of indebtedness, as acknowledged by the parties under the Debt Exchange Agreement, they are presented as a related party loan in the historical financial statements. See the section titled “Debt Exchange Agreement” in Note 7 titled “Related Parties” for additional details.

The Company’s operating expenses consisted of both research and development (“R&D”) and general and administrative (“G&A”) expenses. R&D expenses directly related to the Company, including third-party costs of conducting studies and clinical trials for the SP-102 product candidate, were entirely attributed to the Company in the accompanying financial statements. R&D salaries, wages, benefits, and stock-based compensation related to Scilex’s equity incentive plans were allocated to the Company based on the estimated percentage of time certain Scilex R&D employees spent on the SP-102 program.

The Company also received services and support from other functions of Scilex. The Company’s operations are dependent upon the ability of these other functions to provide these services and support. The costs associated with these services and support were allocated to the Company based on the estimated percentage of time certain Scilex employees spent supporting the SP-102 program. These allocated costs were primarily related to corporate administrative expenses, G&A employee related costs, including salaries, stock-based compensation related to Scilex’s equity incentive plans, and other benefits for corporate employees, as well as other expenses for shared assets for the following functional groups: information technology, legal, accounting and finance, facilities, and other corporate and infrastructural services. These allocated costs were recorded as R&D expenses and G&A expenses in the statements of operations.

The Company believes the assumptions and allocations underlying the accompanying financial statements were reasonable and appropriate under the circumstances. Nevertheless, the Company’s financial statements may not include all of the actual expenses that would have been incurred had the Company operated as a standalone company during the periods presented and may not reflect the results of operations, financial position and cash flows had the Company operated as a standalone company during the periods presented. Actual costs that would have been incurred if the Company had operated as a standalone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, including information technology and infrastructure. The Company also may have incurred additional costs associated with being a standalone, publicly listed company that were not included in the expense allocations and, therefore, would result in additional costs that are not reflected in its historical results of operations, financial position and cash flows.

Forward Stock Split

On August 30, 2024, the Company’s board of directors approved an amendment to its Amended and Restated Certificate of Incorporation to (a) increase the authorized number of shares of all classes of the Company’s stock to 245,000,000 shares, consisting (i) 200,000,000 shares of common stock, par value $0.00001 per share, and (ii) 45,000,000 shares of preferred stock, par value $0.00001 per share; (b) effect a 160,000-for-1 forward stock split of all outstanding shares of the Company’s common stock (the “Forward Split”); and (c) establish the authorization for issuance of shares of preferred stock designation in series. The Forward Stock Split proportionally increased the number of all issued and outstanding shares of the Company’s common stock from 1,000 to 160,000,000 and did not change the par value per share. All equity-related information including per share amounts for all periods presented within these financial statements have been adjusted retroactively, where applicable, to reflect the Forward Split. During the preparation of the financial statements for the quarter ended March 31, 2025, the Company identified an immaterial clerical error in the number of authorized shares reported on the face of the audited balance sheet in the annual financial statements for the years ended December 31, 2024 and 2023. The number of authorized shares of the Company’s common stock and preferred stock as of December 31, 2024 were incorrectly stated due to a typographical error; however, the dollar amounts presented, and the related disclosures in the notes to the financial statements, were accurate and correctly reflected the number of shares authorized. The Company has corrected this error in the accompanying unaudited balance sheet as of March 31, 2025. Management has concluded that this error was not material to the Company’s previously issued financial statements and therefore does not affect the reliability of the prior period financial statements.

Use of Estimates

The preparation of these unaudited condensed financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of operating expenses during the reporting period. These estimates include, but are not limited to, fair value of financial instruments, useful lives of property and equipment, certain assumptions used to calculate the fair value of Scilex stock option awards, as well as the percentage of time certain Scilex employees spent supporting the Company’s SP-102 program, which is used to calculate the amount of operating expenses allocated from Scilex as discussed in the “Carve-Out Method” section above.

Significant Accounting Policies

There have been no significant changes to the Company’s significant accounting policies during the three months ended March 31, 2025, as compared to those described in Note 3 of the notes to the annual financial statements for the years ended December 31, 2024 and 2023.

Recently Issued Accounting Pronouncements

There have been no significant changes to the Company’s discussion of recently issued accounting pronouncements during the three months ended March 31, 2025, as compared to those described in Note 3 of the notes to the annual financial statements for the years ended December 31, 2024 and 2023.

Note 2. Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. Management has assessed the Company’s ability to continue as a going concern for at least one year after the issuance date of the accompanying financial statements.

As of March 31, 2025, the Company had cash and cash equivalents of approximately $7,000. During the three months ended March 31, 2025, the Company had operating losses of $0.7 million and negative cash flows from operations of $0.4 million. The Company had an accumulated deficit of approximately $116.0 million as of March 31, 2025. The Company is dependent upon Scilex to provide services and funding to support the operations of the Company until, at least, such time as external financing is obtained. The Company expects to incur significant expenses and operating losses for the foreseeable future as it continues its efforts to develop and seek regulatory approval for SP-102.

The Company will need additional financing to fund its ongoing activities. The Company may obtain additional funding through a combination of equity offerings, debt financings, collaborations, government contracts or other capital sources, including potential collaborations with other companies or other strategic transactions. The Company’s plans are also dependent upon the success of future development and regulatory approval of SP-102.

Although the Company believes such plans, if executed, should provide the Company with financing to meet its needs, successful completion of such plans is dependent on factors outside the Company’s control. As a result, management has concluded that the aforementioned conditions, among other things, raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Note 3. Fair Value Measurements

The Company measures and reports certain financial instruments as assets and liabilities at fair value on a recurring basis. The following table presents the Company’s financial assets that are measured at fair value on a recurring basis and the level of inputs used in such measurements (in thousands):

	March 31, 2025
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$6	$6	$—	$—

Total assets measured at fair value	$6	$6	$—	$—

	December 31, 2024
	Balance	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Money market funds	$6	$6	$—	$—

Total assets measured at fair value	$6	$6	$—	$—

The Company’s financial assets carried at fair value are comprised of cash and cash equivalents. Cash and cash equivalents consist of money market accounts and bank deposits which are highly liquid and readily tradable. These assets are valued using inputs observable in active markets for identical securities.

Note 4. Balance Sheet Components

Property and equipment, net

Property and equipment, net consists of the following (in thousands):

	March 31, 2025	December 31, 2024
Construction-in-progress	$689	$689
Furniture	17	17
Computers and equipment	8	8

Property and equipment, gross	714	714
Less: Accumulated depreciation	(25)	(25)

Property and equipment, net	$689	$689

The Company recognized no depreciation expense for each of the three months ended March 31, 2025 and 2024. Costs for long-lived assets not yet placed into service are capitalized as construction-in-progress and depreciated once placed into service. The Company assesses impairment on an annual basis. As of each of March 31, 2025 and December 31, 2024, there was no impairment identified on property and equipment.

Accrued Expenses

Accrued expenses consist of the following (in thousands):

	March 31, 2025	December 31, 2024
Accrued professional service fees	$184	$10
Accrued expense for construction in progress	23	23
Accrued other	—	2

Total accrued expenses	$207	$35

Note 5. Stock-Based Compensation

The Company does not have any employees who are directly employed by the Company nor did it have its own stock-based compensation plans during each of the three months ended March 31, 2025 and 2024, other than the Semnur Pharmaceuticals, Inc. 2024 Stock Option Plan (the “2024 Plan”) as described below. However, certain shared employees of Scilex support the Company and also participate in Scilex’s stock-based compensation plans that provide for the granting of stock options, NSOs, stock appreciation rights, restricted stock, restricted stock units, and other awards. Such shared employees’ time and efforts are partially spent on activities attributable to the Company and partially spent on activities attributable to Scilex; Scilex did not have any employees whose activities are solely dedicated or solely attributable to the Company during the three months ended March 31, 2025 and 2024. Total stock-based compensation recognized consists of an allocation of such shared employees’ stock-based compensation expense on the same basis as their salaries and benefits.

Separate stock-based information of the Company was not applicable due to the allocation of shared employees. The Company recognized no expense from the 2024 Plan during the three months ended March 31, 2025 and did not have its own equity incentive plans during the three months ended March 31, 2024. Therefore, unless otherwise indicated, the information below is with respect to the stock and stock-based compensation plans of Scilex.

Valuation Assumptions

Scilex calculates the fair value of stock options granted to employees and nonemployees and employee stock purchase plan (“ESPP”) using the Black-Scholes option pricing method. The Black-Scholes option pricing method requires the use of subjective assumptions. There were no new stock options granted nor new ESPP purchases during the three months ended March 31, 2025.

Total stock-based compensation expense related to Scilex’s equity incentive plans and allocated to the Company was recorded in the statements of operations as follows (in thousands):

	Three Months Ended March 31,
	2025	2024
Research and development	$27	$21
General and administrative	65	158

Total stock-based compensation expense	$92	$179

As of March 31, 2025, the total unrecognized compensation costs related to certain unvested Scilex employee stock option grants that are expected to be allocated to the Company’s future operating expenses were $0.7 million, of which the Company expects to recognize over a weighted-average period of approximately 2.1 years. This amount is subject to change based on the actual amount of time certain Scilex employees will spend providing services attributable to the Company.

Employee Stock Incentive Plan

2024 Plan

On August 30, 2024, the Company’s board of directors adopted the 2024 Plan, under which 40,000,000 shares of the Company’s common stock were reserved for future issuance. On the same day, NSOs to purchase an aggregate of 40,000,000 shares of the Company’s common stock were approved for grant to members of the Company’s executive team and certain Scilex employees who provide services to Semnur. The NSOs granted have an exercise price of $1.58 per share, a term of 10 years (unless earlier terminated in accordance with the terms of the option agreement) and vest 1/48th on a monthly basis over a period of four years from the vesting commencement date as set forth in the applicable option agreement (subject to the holder’s continuous service with the Company). The NSOs are not exercisable until the earlier to occur of (i) the approval by the stockholders of Denali of the proposal that each Semnur Option that is then outstanding shall be converted into the right to receive an option relating to New Semnur Common Stock (the “Option Exchange”) or (ii) the approval by the stockholders of Scilex of the 2024 Plan at or prior to the 2025 annual meeting of stockholders of Scilex (and not withstanding the foregoing, the NSOs are not exercisable until all payments and all obligations under the Senior Secured Promissory Note issued to Oramed Pharmaceuticals, Inc., dated September 21, 2023 (as amended, the “Oramed Note”) have been paid in full). These NSOs are not considered to be granted under accounting rules as neither repayment of the Oramed Note nor closing of the Business Combination has occurred. As such, once the NSOs are considered granted, the total amount of stock-based compensation expense attributable to these NSOs would be determined based on their accounting grant-date fair value and to be recognized, on a tranche-by-tranche basis, over forty-eight equal monthly tranches. No expense was recorded in connection with the NSOs granted under the 2024 Plan as of December 31, 2024, as the vesting is contingent upon the repayment of (a) the Oramed Note and (b) (i) the closing of the Business Combination or (ii) the approval by the stockholders of Scilex of the 2024 Plan at or prior to the 2025 annual meeting of stockholders of Scilex.

Consulting Agreements with Stock Renumeration

Consulting Services Agreement with 450W42ND MIMA, LLC

On August 25, 2024, the Company entered into a consulting services agreement with 450W42ND MIMA, LLC who agreed to perform certain consulting and advisory services related to the Company’s business, financing, and mergers and acquisitions opportunities for a period of 12 months from the date of the agreement. In exchange for the services provided, the Company agreed to issue to 450W42ND MIMA, LLC, the lower of (a) 4.0 million shares or (b) 2% of the outstanding shares, in each case, of common stock of New Semnur following the consummation of the Business Combination. No expense was recorded in connection with such agreement as of March 31, 2025, as the payment of the shares is contingent upon closing of the Business Combination and no substantial work had been rendered by 450W42ND MIMA, LLC under such agreement as of March 31, 2025. The total value attributable to these shares, if issued, will be determined on the date of the Business Combination with the associated expense to be recognized over the remaining consulting service period determined at that time.

Consulting Services Agreement with Wise Orient Investments Limited

On August 26, 2024, the Company entered into a consulting services agreement with Wise Orient Investments Limited who agreed to perform certain consulting and advisory services related to the Company’s business, financing, and mergers and acquisitions opportunities for a period of 12 months from the date of the agreement. In exchange for the services provided, the Company agreed to issue to Wise Orient Investments Limited, the lower of (a) 4.0 million shares or (b) 2% of the outstanding shares, in each case, of common stock of New Semnur following the consummation of the Business Combination. No expense was recorded in connection with such agreement as of March 31, 2025, as the payment of the shares is contingent upon closing of the Business Combination and no substantial work had been rendered by Wise Orient Investments Limited under such agreement as of March 31, 2025. The total value attributable to these shares, if issued, will be determined on the date of the Business Combination with the associated expense to be recognized over the remaining consulting service period determined at that time.

Note 6. Commitments and Contingencies

In the normal course of business, the Company may from time to time be named as a party to various legal claims, actions and complaints, including matters involving employment, intellectual property, effects from the use of therapeutics utilizing its technology, or others. It is impossible to predict with certainty whether any resulting liability would have a material adverse effect on the Company’s financial position, results of operations or cash flows. As of March 31, 2025, the Company was not a party to any material legal proceedings with respect to itself or any of its material properties.

Semnur Merger Agreement

On March 18, 2019, Semnur was acquired by Scilex pursuant to an Agreement and Plan of Merger with Semnur (as amended, the “Semnur Merger Agreement”), Sigma Merger Sub, Inc., a wholly owned subsidiary of Scilex (“Sigma Merger Sub”), Fortis Advisors LLC, solely as representative of the holders of the Company’s equity (the “Semnur Equityholders’ Representative”), and for limited purposes, Sorrento Therapeutics, Inc. Pursuant to the Semnur Merger Agreement, Sigma Merger Sub merged with and into the Company (the “Semnur Merger”), and the Company survived as Scilex’s wholly owned subsidiary.

Pursuant to the Semnur Merger Agreement, and upon the terms and subject to the conditions contained therein, Scilex agreed to pay the former holders of Semnur’s capital stock (the “Semnur Equityholders”) up to $280.0 million in aggregate contingent cash consideration based on the achievement of certain milestones (which amount is expected to be charged back to Semnur through an intercompany arrangement), comprised of a $40.0 million payment that will be due upon obtaining the first approval of a NDA of a Semnur product by the FDA and additional payments that will be due upon the achievement of certain amounts of net sales of Semnur products, as follows: (i) a $20.0 million payment upon the achievement of $100.0 million in cumulative net sales of a Semnur product, (ii) a $20.0 million payment upon the achievement of $250.0 million in cumulative net sales of a Semnur product, (iii) a $50.0 million payment upon the achievement of $500.0 million in cumulative net sales of a Semnur product, and (iv) a $150.0 million payment upon the achievement of $750.0 million in cumulative net sales of a Semnur product. To-date, none of the foregoing payments have been triggered.

Shah Assignment Agreement

On August 6, 2013, the Company entered into an Assignment Agreement (the “Shah Assignment Agreement”) with Shah Investor LP (“Shah Investor”). Pursuant to the Shah Assignment Agreement, Shah Investor assigned to the Company the patents, know-how and other intellectual property related to pharmaceutical compositions of corticosteroids.

In consideration of the license and rights granted by Shah Investor, Semnur agreed to pay royalties (i) at the rate of 1.5% of the Net Sales for Annual Net Sales (each as defined therein) up to $250,000,000 and (ii) at the rate of 2.5% of the Net Sales for Annual Net Sales of $250,000,000 and above, subject to certain adjustments as set out in the Shah Assignment Agreement. Such royalties payment for a given calendar quarter shall be due and payable on the date the royalty report for such quarter is due under the Shah Assignment Agreement. To-date, none of the foregoing payments have been triggered.

The Shah Assignment Agreement continues in full force and effect on a country-by-country and product-by-product basis until royalties are no longer due on such product under the agreement. The Shah Assignment Agreement contains customary reciprocal indemnification obligations for Shah Investor and Semnur.

Subsidiary Guarantee to Oramed Note

On September 21, 2023, Scilex entered into, and consummated the transactions contemplated by, a Securities Purchase Agreement (the “Scilex-Oramed SPA”) with Oramed Pharmaceuticals Inc. (“Oramed”) and the Agent (as defined below), pursuant to which, among other things, Scilex issued to Oramed a senior secured promissory note due 18 months from the date of issuance in the principal amount of $101,875,000 (the “Oramed Note”). In connection with the Scilex-Oramed SPA, Scilex and each of its subsidiaries, including the Company, (collectively, the “Guarantors”) entered into a subsidiary guarantee (as amended, the “Subsidiary Guarantee”) with Oramed and Acquiom Agency Services LLC, as the collateral agent for the holders of the Oramed Note (the “Agent”), pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of the Oramed Note and any additional notes issued by Scilex in full or partial substitution of the Oramed Note. Following the execution of the amended and restated security agreement with Oramed on October 8, 2024, and subject to the completion of the Business Combination, the Company will no longer be a Guarantor under the Subsidiary Guarantee.

Note 7. Related Parties

Transactions entered into between the Company and Scilex were included within the financial statements and are considered related party transactions. These transactions have been reflected as related party loans, a long-term liability, within the balance sheets and statements of cash flows as they represent a form of indebtedness under the Debt Exchange Agreement. See the “Basis of Presentation” section of Note 1 for additional details. The total loans received from Scilex for the three months ended March 31, 2025 and 2024 are as follows (in thousands):

	Three Months Ended March 31,
	2025	2024
Loans from Scilex Holding Company — stock-based compensation	$92	$179
Loans from Scilex Holding Company — expenses paid by Scilex Holding Company on behalf of the Company	1,230	2,164

Total loans from Scilex Holding Company	$1,322	$2,343

Debt Exchange Agreement

On August 30, 2024, the Company and Scilex entered into the Debt Exchange Agreement with respect to certain amounts owed to Scilex by the Company, including accrued and unpaid interest thereon, if any, which amount may be updated pursuant to the terms thereof, for certain loans and other amounts provided by Scilex to the Company prior to the closing of the Business Combination (the “Outstanding Indebtedness”). The Outstanding Indebtedness as of March 31, 2025 and December 31, 2024 was approximately $50,754,784 and $49,433,467, respectively, but will not exceed $60,000,000 as of immediately prior to the closing of the Business Combination.

Pursuant to the Debt Exchange Agreement, effective as of immediately prior to, and contingent upon, the closing of the Business Combination, Scilex agreed to contribute the Outstanding Indebtedness (as set forth in the Debt Exchange Agreement) to the Company in exchange for the issuance by the Company to Scilex of that number of shares of Series A Preferred Stock, par value $0.0001 per share, of the Company (subject to adjustment for recapitalizations, stock splits, stock dividends and similar transactions) (the “Series A Preferred Shares” and such transaction, the “Contribution”) that is equal to (a) the sum of the aggregate amount of the Outstanding Indebtedness and the amount that is equal to 10% of such aggregate amount of the Outstanding Indebtedness divided by (b) $11.00 (rounded up to the nearest whole share). Further, pursuant to the terms of the Debt Exchange Agreement, prior to the Contribution, the Company agreed to file, with the Secretary of State of the State of Delaware, a certificate of designations, in the form agreed in the Debt Exchange Agreement, to set forth the designations, powers, rights and preferences and qualifications, limitations and restrictions of the Series A Preferred Shares. Upon the occurrence of the Contribution and issuance of the Series A Preferred Shares to Scilex, the Outstanding Indebtedness shall be extinguished in its entirety and shall be of no further force or effect and shall be deemed paid and satisfied in full and irrevocably and automatically discharged, terminated and released.

Note 8. Net Loss Per Share

Basic and diluted net loss per share is computed by dividing net loss by the weighted-average number of common stock outstanding for the period. For periods in which the Company generated a net loss, the Company does not include the potential impact of dilutive securities in diluted net loss per share, as the impact of these items is anti-dilutive. Specifically, NSOs granted under the 2024 Plan to purchase an aggregate of 40,000,000 shares of the Company’s common stock were considered anti-dilutive and therefore were excluded from the computation of diluted net loss per share for the three months ended March 31, 2025. There were no outstanding securities considered anti-dilutive for computation of diluted net loss per share for the three months ended March 31, 2024.

	Three Months Ended March 31,
	2025	2024
Net loss (in thousands)	$(665)	$(1,506)

Net loss per share — basic and diluted	$(0.01)	$(0.01)
Weighted average number of shares during the period — basic and diluted	160,000,000	160,000,000

Note 9. Subsequent Events

Scilex Bio JV

On April 17, 2025, Scilex and IPMC Company formed a joint venture, Scilex Bio, Inc. (“Scilex Bio”), to develop and commercialize a next-generation reversible MAO-B Inhibitor, a novel inhibitor of aberrant GABA production in reactive astrocytes for the treatment of obesity and neurodegenerative diseases including Alzheimer’s disease. Scilex contributed 5.0 million shares of Semnur Common Stock owned by Scilex to Scilex Bio in exchange for a 60% ownership interest in Scilex Bio and IPMC Company contributed certain assets to Scilex Bio in exchange for a 40% ownership interest in Scilex Bio.

Amendment No. 2 to Merger Agreement

The Merger Agreement was amended on July 22, 2025, pursuant to Amendment No. 2 to Agreement and Plan of Merger (“Amendment No. 2 to Merger Agreement”), by and among Denali, Merger Sub and the Company. Among other things, Amendment No. 2 to Merger Agreement modifies the definitions of the Exchange Ratio (as defined in Amendment No. 2 to Merger Agreement) and Merger Consideration (as defined in Amendment No. 2 to Merger Agreement) to facilitate the issuance of additional shares of the Company’s common stock prior to the closing of the Business Combination in connection with any potential private placement financing and to advisors and other service providers for services rendered.

Consulting Agreements with Stock Renumeration

Consulting Services Agreement with 450W42ND MIMA, LLC, as amended

On July 22, 2025, the Company entered into an amendment to the consulting services agreement previously entered with 450W42ND MIMA, LLC on August 25, 2024. Pursuant to the amendment, among other things, the parties agreed that in exchange for the services provided thereunder, 450W42ND MIMA, LLC is issued 3,200,000 shares of Semnur Common Stock as finder and advisory retainer fees, which will be exchanged for shares of New Semnur Common Stock upon closing of the Business Combination pursuant to the terms of the Merger Agreement.

Consulting Services Agreement with Wise Orient Investments Limited, as amended

On July 22, 2025, the Company entered into an amendment to the consulting services agreement previously entered with Wise Orient Investments Limited on August 26, 2024. Pursuant to the amendment, among other things, the parties agreed that in exchange for the services provided thereunder, Wise Orient Investments Limited is issued 3,200,000 shares of Semnur Common Stock as finder and advisory retainer fees, which will be exchanged for shares of New Semnur Common Stock upon closing of the Business Combination pursuant to the terms of the Merger Agreement.

Advisory Services Agreement with JW Investment Management Company Limited, as amended

On June 15, 2025 the Company entered into an advisory services agreement, as amended on July 22, 2025, with JW Investment Management Company Limited (“JW”), pursuant to which JW agreed to perform certain consulting and advisory services related to the Company’s business, financing, and mergers and acquisitions opportunities for a period of 12 months from the date of the agreement. In exchange for the services provided, JW is issued 8,000,000 shares of Semnur Common Stock as finder and advisory retainer fees, which will be exchanged for shares of New Semnur Common Stock upon closing of the Business Combination pursuant to the terms of the Merger Agreement.

Stock Issuance Agreement

On July 22, 2025, Company entered into a stock issuance agreement with the law firm named therein, pursuant to which the law firm is issued 10,000,000 shares of the Semnur Common Stock as a retainer for legal services and payment for prior services, which will be exchanged for shares of New Semnur Common Stock upon closing of the Business Combination pursuant to the terms of the Merger Agreement.

Annex A-1

AGREEMENT AND PLAN OF MERGER

dated as of August 30, 2024

by and among

Denali Capital Acquisition Corp.,

Denali Merger Sub Inc.,

and

Semnur Pharmaceuticals, Inc.

Page
ARTICLE I DEFINITIONS		A-1-2

ARTICLE II DOMESTICATION		A-1-13

2.1	Domestication	A-1-13
2.2	Plan of Domestication	A-1-13

ARTICLE III MERGER		A-1-13

3.1	Merger	A-1-13
3.2	Closing; Effective Time	A-1-14
3.3	Directors and Officers	A-1-14
3.4	Effect of the Merger	A-1-14
3.5	Certificate of Incorporation and Bylaws of the Surviving Corporation	A-1-14
3.6	Unit Separation	A-1-15
3.7	Section 368 Reorganization	A-1-15
3.8	Withholding Rights	A-1-15

ARTICLE IV CONSIDERATION		A-1-15

4.1	Conversion of Shares	A-1-15
4.2	Treatment of Company Options	A-1-17
4.3	Payment of Merger Consideration	A-1-17
4.4	Appraisal Rights	A-1-18
4.5	Closing Statement; Settlement of Transaction Expenses	A-1-18

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		A-1-18

5.1	Corporate Existence and Power	A-1-19
5.2	Corporate Authorization	A-1-19
5.3	Governmental Authorization	A-1-19
5.4	Non-Contravention; Consents	A-1-19
5.5	Capital Structure	A-1-19
5.6	Organizational Documents	A-1-20
5.7	Assumed Names	A-1-20
5.8	Subsidiaries	A-1-20
5.9	Financial Statements	A-1-20
5.10	Absence of Certain Changes	A-1-21
5.11	Properties; Title to the Company’s Assets	A-1-21
5.12	Litigation	A-1-21
5.13	Contracts	A-1-22
5.14	Licenses and Permits	A-1-23
5.15	Compliance with Laws	A-1-23
5.16	Intellectual Property	A-1-23
5.17	Customers and Suppliers	A-1-25
5.18	Employees; Employee Benefits	A-1-25
5.19	Real Property	A-1-25
5.20	Tax Matters	A-1-25
5.21	Environmental Laws	A-1-26
5.22	Finders’ Fees	A-1-27
5.23	Directors and Officers	A-1-27
5.24	International Trade Matters; Anti-Bribery Compliance	A-1-27

A-1-i

Page
5.25	Not an Investment Company	A-1-28
5.26	Compliance with Health Care Laws and Certain Contracts	A-1-28
5.27	Insurance	A-1-29
5.28	Related Party Transactions	A-1-30
5.29	Privacy and Data Security	A-1-30
5.30	No Additional Representations or Warranties	A-1-31
5.31	Exclusivity of Representations and Warranties	A-1-31

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES		A-1-32

6.1	Corporate Existence and Power	A-1-32
6.2	Corporate Authorization	A-1-32
6.3	Governmental Authorization	A-1-32
6.4	Non-Contravention	A-1-32
6.5	Finders’ Fees	A-1-33
6.6	Issuance of Shares	A-1-33
6.7	Capitalization	A-1-33
6.8	Information Supplied	A-1-34
6.9	Trust Fund	A-1-34
6.10	Listing	A-1-34
6.11	Reporting Company	A-1-35
6.12	No Market Manipulation	A-1-35
6.13	Board Approval	A-1-35
6.14	Parent SEC Documents and Financial Statements	A-1-35
6.15	Absence of Changes	A-1-37
6.16	Litigation	A-1-37
6.17	Compliance with Laws	A-1-37
6.18	Money Laundering Laws	A-1-37
6.19	OFAC	A-1-37
6.20	Not an Investment Company	A-1-37
6.21	Tax Matters	A-1-37
6.22	Contracts	A-1-38
6.23	Investigation	A-1-39
6.24	Pre-Signing Certificate of Merger Filing	A-1-39
6.25	Exclusivity of Representations and Warranties	A-1-39

ARTICLE VII COVENANTS		A-1-40

7.1	Conduct of the Business of the Company	A-1-40
7.2	Conduct of the Business of the Parent Parties	A-1-41
7.3	Alternative Transactions	A-1-42
7.4	Access to Information	A-1-42
7.5	Notice of Certain Events	A-1-42
7.6	SEC Filings	A-1-43
7.7	Financial Information	A-1-44
7.8	Annual and Interim Financial Statements	A-1-44
7.9	Company Review	A-1-44
7.10	Nasdaq Listing	A-1-45
7.11	Section 16 Matters	A-1-45
7.12	Trust Account	A-1-45
7.13	Directors’ and Officers’ Indemnification and Insurance	A-1-45
7.14	“Blank-Check Company”	A-1-46

A-1-ii

Page
7.15	Reasonable Best Efforts; Support of Transaction	A-1-46
7.16	HSR Act; Other Filings	A-1-46
7.17	Tax Matters	A-1-47
7.18	Compliance with SPAC Agreements	A-1-47
7.19	Company Stockholder Approval	A-1-47
7.20	Parent Special Meeting; Form S-4	A-1-47
7.21	Confidentiality	A-1-50
7.22	Certain Compensation Arrangements	A-1-50
7.23	Extension Proposal	A-1-50
7.24	Interim Financing	A-1-50
7.25	Certificate of Designations	A-1-51
7.26	Executive Employment Agreements	A-1-51

ARTICLE VIII CONDITIONS TO CLOSING		A-1-51

8.1	Condition to the Obligations of the Parties	A-1-51
8.2	Conditions to Obligations of the Parent Parties	A-1-51
8.3	Conditions to Obligations of the Company	A-1-52

ARTICLE IX TERMINATION		A-1-53

9.1	Termination	A-1-53
9.2	Effect of Termination	A-1-54

ARTICLE X MISCELLANEOUS		A-1-54

10.1	Notices	A-1-54
10.2	Amendments; No Waivers; Remedies	A-1-55
10.3	Nonsurvival of Representations	A-1-55
10.4	Arm’s Length Bargaining; No Presumption Against Drafter	A-1-55
10.5	Publicity	A-1-55
10.6	Expenses	A-1-56
10.7	No Assignment or Delegation	A-1-56
10.8	Entire Agreement	A-1-56
10.9	Severability	A-1-56
10.10	Construction of Certain Terms and References; Captions	A-1-56
10.11	Further Assurances	A-1-57
10.12	Third Party Beneficiaries	A-1-57
10.13	Waiver	A-1-57
10.14	Non-Recourse	A-1-57
10.15	Governing Law	A-1-57
10.16	Jurisdiction	A-1-58
10.17	Waiver of Jury Trial; Exemplary Damages	A-1-58
10.18	Company and Parent Disclosure Schedules	A-1-58
10.19	Conflicts and Privilege	A-1-58
10.20	Counterparts; Signatures	A-1-59

LIST OF EXHIBITS

Exhibit A	Form of Certificate of Incorporation
Exhibit B	Form of Bylaws
Exhibit C	Form of Registration Rights Agreement
Exhibit D	Plan of Domestication
Exhibit E	Domesticated Parent Certificate of Designations

A-1-iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of August 30, 2024 (the “Signing Date”), is made and entered into by and among Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing, “Parent”), Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

W I T N E S E T H :

WHEREAS, the Company is a subsidiary of Scilex Holding Company, a Delaware corporation (“Scilex”), which is a publicly owned company listed on Nasdaq;

WHEREAS, the Company is in the business of identifying potential non-opioid pain therapy candidates, undertaking preclinical studies and clinical trials of its product candidate SP-102 and establishing research and development and manufacturing collaborations (the “Business”);

WHEREAS, Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities;

WHEREAS, prior to the Effective Time and subject to the conditions of this Agreement, Parent shall migrate to and domesticate as a Delaware corporation in accordance with Section 388 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”) and de-register in the Cayman Islands in accordance with Section 206 of the Cayman Companies Act (the “Domestication”);

WHEREAS, concurrently with the Domestication, Parent shall file a certificate of incorporation with the Secretary of State of the State of Delaware and adopt bylaws in the forms attached as Exhibit A and Exhibit B, respectively, with such changes as may be agreed in writing by Parent and the Company (such certificate of incorporation, the “Parent Certificate of Incorporation,” and such bylaws, the “Parent Bylaws”);

WHEREAS, simultaneously with the execution and delivery of this Agreement, the Company and Scilex have executed and delivered that certain Contribution and Satisfaction of Indebtedness Agreement (the “Debt Exchange Agreement”), pursuant to which, among other things, certain debt obligations of the Company in favor of Scilex will be extinguished in exchange for Company Preferred Shares in accordance with the terms set forth therein (such shares being referred to herein, and to be designated by the Company pursuant to a certificate of designations of the Company as described therein, as the “Series A Preferred Stock” of the Company);

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the Sponsor and certain directors and officers of Parent have executed and delivered to the Company a support agreement (the “Sponsor Support Agreement”) pursuant to which such Sponsor and directors and officers of Parent have agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, Scilex has executed and delivered to the Company a support agreement (the “Stockholder Support Agreement”) pursuant to which Scilex has agreed to, among other things, vote to adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby;

A-1-1

WHEREAS, following the Domestication, the parties hereto desire to effect a merger of Merger Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth herein and in accordance with the applicable provisions of the DGCL;

WHEREAS, the board of directors of the Company has approved this Agreement and the documents contemplated hereby, declared that this Agreement and the transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, the Company and the Stockholders and recommended the approval and adoption of this Agreement by the Stockholders;

WHEREAS, the board of directors of Parent has approved this Agreement and the documents contemplated hereby, declared that this Agreement and the transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, Parent and its shareholders and recommended the approval and adoption of this Agreement by its shareholders;

WHEREAS, the board of directors of Merger Sub has approved this Agreement and the documents contemplated hereby, declared that this Agreement and the transactions contemplated by this Agreement and the documents contemplated hereby are fair and advisable to, and in the best interests of, Merger Sub and its sole stockholder and recommended the approval and adoption of this Agreement by its sole stockholder; and

WHEREAS, at the Closing, Parent, certain shareholders of Parent and Scilex (in its capacity as a Stockholder) will enter into an Amended and Restated Registration Rights Agreement with Parent (the “Registration Rights Agreement”) in the form attached hereto as Exhibit C (with such changes as may be agreed in writing by Parent and the Company), which will, among other things, govern the registration of certain Domesticated Parent Common Shares for resale and also govern restrictions on transfer of certain Domesticated Parent Common Shares and which shall be effective as of the Closing.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound hereby, the parties accordingly agree as follows:

ARTICLE I

DEFINITIONS

The terms defined in the preamble shall have the respective meanings ascribed thereto, and following terms, as used herein, have the following meanings:

1.1 “Additional Agreements” mean the Registration Rights Agreement, the Sponsor Support Agreement, the Stockholder Support Agreement, and each other agreement, document, instrument or certificate contemplated by this Agreement to be executed in connection with the Domestication and the Merger.

1.2 “Additional Parent Parties SEC Documents” has the meaning set forth in Section 6.14(a).

1.3 “Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

1.4 “Affiliate Transaction” has the meaning set forth in Section 5.28.

1.5 “Alternative Transaction” has the meaning set forth in Section 7.3.

1.6 “Anti-Corruption Laws” has the meaning set forth in Section 5.24(a).

1.7 “Antitrust Laws” has the meaning set forth in Section 7.16(a).

1.8 “Applicable Per Preferred Share Merger Consideration” has the meaning set forth in Section 4.1(b).

A-1-2

1.9 “Applicable Per Share Merger Consideration” has the meaning set forth in Section 4.1(a).

1.10 “Applicable Taxes” mean “Applicable Taxes” as defined in Internal Revenue Service Notice 2020-65 (and any corresponding Taxes under comparable state or local tax applicable Law).

1.11 “Applicable Wages” means Applicable Wages as defined in Internal Revenue Service Notice 2020-65 (and any corresponding wages under comparable state or local tax applicable Law).

1.12 “Audited 2022/2023 Financial Statements” has the meaning set forth in Section 7.7(a).

1.13 “Benefit Arrangements” means all “employee benefit plans” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and any other plan providing for discretionary or non-discretionary bonus, commission or incentive compensation, profit sharing, pension, severance, savings, deferred compensation, fringe benefit, insurance (whether medical, dental, life, disability or otherwise), welfare, post-retirement health or welfare benefit, severance, stock option, phantom stock, stock purchase, restricted stock, company car, scholarship, relocation, disability, accident, sick pay, sick leave, accrued leave, vacation, holiday, termination, unemployment, individual employment, executive compensation, payroll practices, retention, change in control, or other plan, agreement, policy, trust fund, or arrangement (whether written or unwritten, insured or self-insured) maintained, sponsored, or contributed to (or with respect to which any obligation to contribute has been undertaken) by the Company on behalf of any employee, officer, director, consultant or other service provider of the Company or under which the Company has any Liability.

1.14 “Books and Records” means all books and records, ledgers, employee records, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or used by a Person or in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

1.15 “Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business.

1.16 “Cayman Companies Act” means The Companies Act (2023 Revision) of the Cayman Islands.

1.17 “Cayman Registrar” has the meaning set forth in Section 2.1(a).

1.18 “Certificate of Domestication” has the meaning set forth in Section 2.1(a).

1.19 “Certificate of Merger” has the meaning set forth in Section 3.2.

1.20 “Class A Shares” has the meaning set forth in Section 2.1(a).

1.21 “Class B Shares” has the meaning set forth in Section 2.1(a).

1.22 “Closing” has the meaning set forth in Section 3.2.

1.23 “Closing Date” has the meaning set forth in Section 3.2.

1.24 “Closing Statement” has the meaning set forth in Section 4.5(a).

1.25 “Code” means the U.S. Internal Revenue Code of 1986, as amended.

1.26 “Company Certificate of Designations” has the meaning set forth in Section 5.6.

A-1-3

1.27 “Company Common Shares” means the shares of common stock, par value $0.00001 per share, of the Company as existing as of the date hereof and immediately prior to the Effective Time.

1.28 “Company Disclosure Schedules” has the meaning set forth in the preamble to ARTICLE V.

1.29 “Company Group” shall have the meaning set forth in Section 10.19(b).

1.30 “Company Key Executives” shall mean each of Henry Ji, Ph.D., Jaisim Shah and Stephen Ma.

1.31 “Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the financial condition, business, operations or results of operations of the Company or (b) prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement, including the Merger; provided, however, in determining whether a “Company Material Adverse Effect” has occurred pursuant to clause (a) of the definition hereof, none of the following changes, events, effects or occurrences shall be taken into account: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which the Company operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Parent Parties; (vi) any matter of which any Parent Party is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fire, epidemic, pandemic; or (x) any failure by the Company to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless any such any change, event, effect or occurrence (other than those set forth in the preceding clauses (v), (vi), (viii) and (x)), shall have a disproportionate effect on the Company as compared to comparable companies in the same industry.

1.32 “Company Options” means all outstanding options to purchase Company Common Shares issued pursuant to the Company Stock Option Plan.

1.33 “Company Preferred Shares” means the shares of preferred stock, par value $0.00001 per share, of the Company.

1.34 “Company Stock Option Plan” means the Company’s 2024 Stock Option Plan.

1.35 “Company Stockholder Written Consent” shall have the meaning set forth in Section 7.19.

1.36 “Computer Systems” has the meaning specified in Section 5.29(a)(iv).

1.37 “Contracts” means the Leases and all contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, and similar instruments, oral or written, in each case, that is legally binding.

1.38 “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by Contract or otherwise; and the terms “Controlled” and “Controlling” shall have the meaning correlative to the foregoing.

1.39 “D&O Indemnified Persons” has the meaning set forth in Section 7.13(a).

A-1-4

1.40 “D&O Tail Insurance” has the meaning set forth in Section 7.13(b).

1.41 “Debt Exchange Agreement” has the meaning set forth in the Recitals.

1.42 “Deferred Underwriting Amount” means the portion of the underwriting discounts and commissions held in the Trust Account, which the underwriters of the IPO are entitled to receive upon the Closing in accordance with that certain Underwriting Agreement, dated April 6, 2022, by and among Parent, US Tiger Securities, Inc., EF Hutton, a division of Benchmark Investments, LLC, and the other “Underwriters” party thereto, as modified by that certain Deferred Discount Agreement, dated November 20, 2023, by and among Parent, US Tiger Securities, Inc., EF Hutton, a division of Benchmark Investments, LLC, Craig-Hallum Capital Group LLC and Denali Merger Sub (such agreement, as so amended, is referred to as the “Amended Underwriting Agreement”).

1.43 “DGCL” has the meaning set forth in the Recitals.

1.44 “Disclosure Schedules” has the meaning set forth in Section 10.18.

1.45 “Dissenting Shares” has the meaning set forth in Section 4.1(c).

1.46 “Dissenting Stockholders” has the meaning set forth in Section 4.1(c).

1.47 “Domesticated Parent Certificate of Designation” has the meaning set forth in Section 7.25.

1.48 “Domesticated Parent Common Share” has the meaning set forth in Section 2.1.

1.49 “Domesticated Parent Option” has the meaning set forth in Section 4.2.

1.50 “Domesticated Parent Preferred Shares” has the meaning set forth in Section 7.25.

1.51 “Domesticated Parent Unit” has the meaning set forth in Section 2.1(a).

1.52 “Domesticated Parent Warrant” has the meaning set forth in Section 2.1(a).

1.53 “Domestication” has the meaning set forth in the Recitals.

1.54 “DPA” means Section 721 of the Defense Production Act of 1950, as amended, including the implementing regulations thereof, codified at 31 C.F.R. Part 800.

1.55 “EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system of the SEC.

1.56 “Effective Time” has the meaning set forth in Section 3.2.

1.57 “Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including, without limitation, the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

1.58 “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

1.59 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

A-1-5

1.60 “Exchange Ratio” means an amount equal to 1.25, being the amount equal to the quotient of (a) the number of shares constituting the Merger Consideration, divided by (b) 200,000,000 (which represents that aggregate number of Company Common Shares and Company Options outstanding as of the date of this Agreement).

1.61 “Excluded Shares” has the meaning set forth in Section 4.1(e).

1.62 “Export Control Laws” has the meaning set forth in Section 5.24(a).

1.63 “Extension Amendment” has the meaning set forth in Section 7.23(a).

1.64 “Extension Date” has the meaning set forth in Section 7.23(a).

1.65 “FCPA” has the meaning set forth in Section 5.24(a).

1.66 “FDA” means the U.S. Food and Drug Administration.

1.67 “FDC Act” has the meaning set forth in Section 1.73.

1.68 “Financial Statements” has the meaning set forth in Section 5.9(a).

1.69 “Fraud” means intentional common law fraud under Delaware law by a party to this Agreement with respect to the making of the representations and warranties hereunder (excluding constructive fraud, equitable fraud, unfair dealings fraud, promissory fraud or negligent misrepresentation or omission or any form of fraud based on recklessness).

1.70 “Governmental Authority” means any United States or non-United States government entity, body or authority, including (i) any United States federal, state or local government (including any town, village, municipality, district or other similar governmental or administrative jurisdiction or subdivision thereof, whether incorporated or unincorporated), (ii) any non-United States government or governmental authority or any political subdivision thereof, (iii) any United States or non-United States regulatory or administrative entity, authority, instrumentality, jurisdiction, agency, body or commission, exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power.

1.71 “Government Official” means, collectively, any officer, employee, official, representative, or any Person acting for or on behalf of any Governmental Authority or public international organization, any political party or official thereof and any candidate for political office.

1.72 “Hazardous Material” means any material, emission, chemical, substance or waste that has been designated by any Governmental Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant or words of similar import.

1.73 “Hazardous Material Activity” means the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including, any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

1.74 “Health Care Laws” means any and all Laws of any Governmental Authority pertaining to health regulatory matters applicable to the business of the Company, including (a) the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq. (the “FDC Act”) (b) requirements of Law relating to the manufacturing, labeling, packaging, marketing, sale, storage or distribution of drugs or medical devices, including laws

A-1-6

governing license requirements for any of the foregoing activities or the Prescription Drug Marketing Act of 1987; (c) Laws pertaining to Fraud and abuse (including the following Laws: the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Civil False Claims Act (31 U.S.C. § 3729 et seq.) and the Criminal False Claims Act (18 U.S.C.§ 287); the Stark Law (42 U.S.C. § 1395nn); Sections 1320a-7, 1320a-7a and 1320a-7b of Title 42 of the United States Code; the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173)); (d) the coverage and reimbursement provisions of Medicare, Medicaid, TRICARE or Health Care Program; and (e) any other Law or regulation of any Governmental Authority which regulates kickbacks, patient or Health Care Program reimbursement, the hiring of employees or acquisition of services or products from those who have been excluded from governmental health care programs or any other aspect of providing health care applicable to the operations of the Company.

1.75 “Health Care Program” has the meaning set forth in Section 5.26(a)(viii).

1.76 “HIPAA” has the meaning set forth in the definition of “Privacy Laws.”

1.77 “HSR Act” means The Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended.

1.78 “Indebtedness” means with respect to any Person, (a) all obligations of such Person for borrowed money, or with respect to deposits or advances of any kind (including amounts by reason of overdrafts and amounts owed by reason of letter of credit reimbursement agreements) including with respect thereto, all interests, fees and costs and prepayment and other penalties, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services, (e) all obligations of such Person under leases to be accounted for as capital leases under U.S. GAAP (as defined below) and (f) all obligations of the type referred to in clauses (a) through (e) of this definition of any Person (including through guarantees) the payment of which such Person is responsible, including those secured by (or for which the beneficiary of such obligations has an existing right, contingent or otherwise, to be secured by) any lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed.

1.79 “Intellectual Property” means all of the worldwide intellectual property and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: (a) trademarks and service marks, trade dress, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) discoveries, inventions, ideas, Know-How, systems, technology, whether patentable or not, and all issued patents, industrial designs, and utility models, and all applications pertaining to the foregoing, in any jurisdiction, including re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, validations, and other extensions of legal protestation pertaining thereto; (c) trade secrets and other rights in confidential and other nonpublic information that derive economic value from not being generally known and not being readily ascertainable by proper means, including the right in any jurisdiction to limit the use or disclosure thereof; (d) software; (e) copyrights in writings, designs, software, mask works, content and any other original works of authorship in any medium, including applications or registrations in any jurisdiction for the foregoing; (f) data and databases; and (g) internet websites, domain names and applications and registrations pertaining thereto.

1.80 “Intended Tax Treatment” has the meaning specified in Section 3.7.

1.81 “International Trade Control Laws” has the meaning set forth in Section 5.24(a).

1.82 “Investment Management Trust Agreement” means that certain Investment Management Trust Agreement, dated as of April 6, 2022, by and between Parent and the Trustee.

1.83 “IPO” means the initial public offering of Parent pursuant to a prospectus dated January 6, 2021.

A-1-7

1.84 “IRS” means the U.S. Internal Revenue Service.

1.85 “IT Provider” has the meaning set forth in Section 5.16(h).

1.86 “Know-How” means all information, unpatented inventions (whether or not patentable), improvements, practices, algorithms, formulae, trade secrets, techniques, methods, procedures, knowledge, results, protocols, processes, models, designs, drawings, specifications, materials and any other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing of products.

1.87 “Law” or “Laws” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, principle of common law, act, treaty or order of general applicability of any applicable Governmental Authority, including rule or regulation promulgated thereunder.

1.88 “Leases” all leases, subleases, occupancy agreements and licenses for Real Property.

1.89 “Letter of Transmittal” has the meaning set forth in Section 4.3(a).

1.90 “Liabilities” means any and all liabilities, Indebtedness, claims, or obligations of any nature (whether absolute, accrued, contingent or otherwise, whether known or unknown, whether direct or indirect, whether matured or unmatured and whether due or to become due), including Tax Liabilities due or to become due.

1.91 “Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

1.92 “Longevity Transaction” means the transactions contemplated by that certain Agreement and Plan of Merger, dated as of January 25, 2023, by and among Parent, Longevity Biomedical, Inc., Denali Merger Sub, and the other parties thereto, as amended, and as terminated by that certain Termination Agreement, dated as of June 25, 2024.

1.93 “Material Contracts” has the meaning set forth in Section 5.13(a).

1.94 “Merger Consideration” means 250,000,000 Domesticated Parent Common Shares, being a number equal to the quotient of (a) $2,500,000,000, divided by (b) $10.00.

1.95 “Merger Sub” has the meaning set forth in the Recitals.

1.96 “Merger Sub Common Shares” has the meaning set forth in Section 6.7(b).

1.97 “Money Laundering Laws” has the meaning set forth in Section 5.24(a).

1.98 “Nasdaq” means the electronic dealer quotation system owned and operated by The Nasdaq Stock Market, LLC.

1.99 “Option Exchange Approval” has the meaning set forth in Section 7.20(b).

1.100 “Oramed Note” has the meaning set forth in Section 8.3(k).

1.101 “Order” means any decree, order, judgment, writ, award, injunction, rule or consent of or by a Governmental Authority.

1.102 “Organizational Documents” means, with respect to any Person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

A-1-8

1.103 “Outside Date” has the meaning set forth in Section 9.1(d)(i).

1.104 “Outstanding Company Expense Amount” has the meaning set forth in Section 4.5(a).

1.105 “Outstanding Parent Expense Amount” has the meaning set forth in Section 4.5(a).

1.106 “Owned Intellectual Property” has the meaning set forth in Section 5.16(a).

1.107 “Parent Bylaws” has the meaning set forth in the Recitals.

1.108 “Parent Certificate of Incorporation” has the meaning set forth in the Recitals.

1.109 “Parent Convertible Promissory Notes” means (a) that certain Convertible Promissory Note, dated as of April 11, 2023, by Parent in favor of Denali Capital Global Investments LLC, (b) that certain Convertible Promissory Note, dated as of July 11, 2023, by Parent in favor of FutureTech Capital LLC, (c) that certain Convertible Promissory Note, dated as of October 11, 2023, by Parent in favor of FutureTech Capital LLC, and (d) that certain Convertible Promissory Note, dated as of July 10, 2024, by Parent in favor of Denali Capital Global Investments LLC.

1.110 “Parent Disclosure Schedules” has the meaning set forth in the preamble to ARTICLE VI.

1.111 “Parent Group” shall have the meaning set forth in Section 10.19(a).

1.112 “Parent Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to (a) have a material adverse effect on the financial condition, business, operations or results of operations of the Parent Parties, taken as a whole, or (b) prevent, materially delay or materially impede the ability of any Parent Party to consummate the transactions contemplated by this Agreement, including the Merger; provided, however, in determining whether a “Parent Material Adverse Effect” has occurred pursuant to cause (a) of the definition hereof, none of the following changes, events, effects or occurrences shall be taken into account: (i) general economic or political conditions; (ii) conditions generally affecting the industries in which Parent operates; (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (v) any action required or permitted by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of the Company; (vi) any matter of which any Parent Party is aware on the date hereof; (vii) any changes in applicable Laws or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof; (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Company; (ix) any natural or man-made disaster or acts of God, including any hurricane, tornado, flood, earthquake, tsunami, mudslides, wild fires, epidemics, pandemics; or (x) any failure by Parent to meet any internal or published projections, forecasts or revenue or earnings predictions (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), unless any such any change, event, effect or occurrence (other than those set forth in the preceding clauses (v), (vi), (viii) and (x)), shall have a disproportionate effect on the Parent Parties, taken as a whole, as compared to comparable companies in the same industry.

1.113 “Parent Material Contract” has the meaning set forth in Section 6.22(a).

1.114 “Parent Ordinary Shares” has the meaning set forth in Section 2.1(a).

1.115 “Parent Parties” means Parent and Merger Sub collectively, and “Parent Party” refers to any one of them.

A-1-9

1.116 “Parent Parties Financial Statements” has the meaning set forth in Section 6.14(b).

1.117 “Parent SEC Documents” has the meaning set forth in Section 6.14(a).

1.118 “Parent Shareholder Approval Matters” shall have the meaning set forth in Section 7.20(b).

1.119 “Parent Special Meeting” has the meaning set forth in Section 7.20(b).

1.120 “Parent Warrants” has the meaning set forth in Section 2.1(a).

1.121 “Parent Unit” has the meaning set forth in the Section 2.1(a).

1.122 “Permits” has the meaning set forth in Section 5.14.

1.123 “Permitted Liens” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to the Parent Parties; (ii) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts (A) that are not delinquent, (B) that are not material to the business, operations and financial condition of the Company, either individually or in the aggregate, (C) that are not resulting from a breach, default or violation by the Company of any Contract or Law, and (D) the Liens set forth on Schedule 1.123; and (iii) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate Proceedings (and for which adequate accruals or reserves have been established in accordance with U.S. GAAP).

1.124 “Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

1.125 “Personal Data” means, with respect to any natural Person, information that is defined as “personal data,” “personally identifiable information,” “personal information,” “protected health information” or any similar term under any applicable Privacy Laws.

1.126 “PH” has the meaning set forth in Section 10.19(b).

1.127 “Policies” has the meaning set forth in Section 5.27(a).

1.128 “Privacy Laws” means all applicable United States state and federal Laws relating to privacy, personal data breach notification and protection of Personal Data and/or Protected Health Information, including, as applicable, the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”); and the Health Information Technology for Economic and Clinical Health Act.

1.129 “Proceeding” means any action (including any legal action seeking injunctive relief), suit, proceeding, complaint, claim, charge, hearing, labor dispute, inquiry or investigation, including any audit, claim or assessment for Taxes or otherwise, and including those before or by a Governmental Authority or an arbitrator.

1.130 “Prohibited Party” has the meaning set forth in Section 5.24(b).

1.131 “Prospectus” shall have the meaning set forth in Section 7.20(a).

1.132 “Protected Health Information” has the meaning set forth at 45 C.F.R. § 160.103, including all such information in electronic form.

A-1-10

1.133 “Proxy Statement/Prospectus” has the meaning specified in Section 7.20(a).

1.134 “Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

1.135 “Registration Rights Agreement” has the meaning set forth in the Recitals.

1.136 “Registration Statement” shall have the meaning set forth in Section 7.20(a).

1.137 “Related Party” has the meaning set forth in Section 5.13(c).

1.138 “Representatives” has the meaning set forth in Section 5.30.

1.139 “Required Parent Shareholder Approval” has the meaning set forth in Section 8.1(c).

1.140 “Requisite Company Vote” has the meaning set forth in Section 5.2.

1.141 “Sanctioned Jurisdiction” has the meaning set forth in Section 5.24(b).

1.142 “Sanctions Laws” has the meaning set forth in Section 5.24(a).

1.143 “Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.

1.144 “Scheduled Intellectual Property” has the meaning set forth in Section 5.16(a).

1.145 “SEC” means the Securities and Exchange Commission.

1.146 “Securities Act” means the Securities Act of 1933, as amended.

1.147 “Sensitive Data” means all confidential information, classified information, proprietary information, trade secrets and any other information, the security or confidentiality of which is protected by Law or Contract, that is collected, maintained, stored, transmitted, used, disclosed or otherwise processed by the Company, including Personal Data.

1.148 “Series A Preferred Stock” has the meaning set forth in the Recitals.

1.149 “Share Certificates” has the meaning set forth in Section 4.3(a).

1.150 “Sponsor” means Denali Capital Global Investments LLC, a Cayman Islands limited liability company.

1.151 “Sponsor Support Agreement” has the meaning set forth in the Recitals.

1.152 “Stock Exchange” means, Nasdaq, unless and until another national securities exchange or automated quotation system is agreed to in writing by the Company and Parent.

1.153 “Stockholder” means each holder of Company Common Shares, and “Stockholders” refers to all of them collectively.

1.154 “Stockholder Support Agreement” has the meaning set forth in the Recitals.

A-1-11

1.155 “Subsidiary” or “Subsidiaries” means one or more entities of which any of the capital stock or share capital or other equity or voting securities are Controlled or owned, directly or indirectly, by the respective Person.

1.156 “Surviving Corporation” has the meaning set forth in Section 3.1.

1.157 “Tax(es)” means any federal, state, local or foreign tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum, environmental or estimated tax), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto, in each case, whether disputed or not.

1.158 “Taxing Authority” means the Internal Revenue Service and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

1.159 “Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

1.160 “Transaction Expenses” means, with respect to any party, all transaction expenses, including the out-of-pocket expenses incurred by each party and each party’s officers, directors, or their Affiliates, in connection with identifying, investigating and consummating a business combination (including, in respect of Parent, the Deferred Underwriting Amount and any expenses and additional contribution(s) to the Trust Fund in connection with obtaining shareholder approval, if necessary, in respect of any Extension Amendment) and fees of all attorneys, accountants and financial advisors of such party due or otherwise earned upon the Closing.

1.161 “Trust Account” has the meaning set forth in Section 6.9.

1.162 “Trust Fund” has the meaning set forth in Section 6.9.

1.163 “Trustee” has the meaning set forth in Section 6.9.

1.164 “UCC” means the Uniform Commercial Code of the State of New York, or any corresponding or succeeding provisions of Laws of the State of New York, or any corresponding or succeeding provisions of Laws, in each case as the same may have been and hereafter may be adopted, supplemented, modified, amended, restated or replaced from time to time.

1.165 “U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

1.166 “Warrant Agreement” means that certain Warrant Agreement, dated April 6, 2022, by and between Parent and VStock Transfer, LLC, a California limited liability company.

1.167 “Willful Breach” means a party’s material breach of any representation, warranty, covenant or agreement set forth in this Agreement that is a consequence of an intentional act or failure to act undertaken by the breaching party with the actual knowledge that the taking of such act, or failure to act, or making of such representation or warranty, would result in such breach.

1.168 “$” means U.S. dollars, the legal currency of the United States.

A-1-12

ARTICLE II

DOMESTICATION

2.1 Domestication.

(a) Subject to receipt of the Required Parent Shareholder Approval, prior to the Effective Time, Parent shall cause the Domestication to become effective, including by (i) filing with the Secretary of State of the State of Delaware a certificate of domestication with respect to the Domestication, in form and substance reasonably acceptable to Parent and the Company (the “Certificate of Domestication”), together with the Parent Certificate of Incorporation, in each case, in accordance with the provisions thereof and Section 388 of the DGCL, (ii) completing and making and procuring all those filings required to be made with the Registrar of Companies in the Cayman Islands (the “Cayman Registrar”) under Section 206 of the Cayman Companies Act, and (iii) obtaining a certificate of de-registration from the Cayman Registrar. The Certificate of Domestication shall provide that at the effective time of the Domestication, by virtue of the Domestication, and without any action on the part of any shareholders of Parent, (A) each then issued and outstanding Class A ordinary share, $0.0001 par value, of Parent (each, a “Class A Share”) and each then issued and outstanding Class B ordinary share, $0.0001 par value, of Parent (each, a “Class B Share” and, together with the Class A Shares, each, a “Parent Ordinary Share”) will convert automatically, on a one-for-one basis, into one share of common stock, par value $0.0001, per share of Parent (a “Domesticated Parent Common Share”); (B) each then issued and outstanding warrant of Parent (a “Parent Warrant”) will convert automatically into a warrant to acquire one Domesticated Parent Common Share (a “Domesticated Parent Warrant”), pursuant to the Warrant Agreement; and (C) each then issued and outstanding unit of Parent, comprised of one Parent Ordinary Share and one Parent Warrant (a “Parent Unit”), shall convert automatically into a unit of Parent, with each such unit representing one Domesticated Parent Common Share and one Domesticated Parent Warrant (a “Domesticated Parent Unit”).

(b) For U.S. federal income tax purposes, the Domestication is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. Parent hereby (i) adopts this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agrees to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations with respect to the Domestication, and (iii) agrees to file all Tax and other informational returns on a basis consistent with such characterization, except if otherwise required by a “determination” within the meaning of Code Section 1313. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Domestication as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Domestication has or may have on any such reorganization status. Each of the parties acknowledges and agrees that each (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (B) is responsible for any adverse Tax consequences that may result if the Domestication is determined not to qualify as a reorganization under Section 368 of the Code.

2.2 Plan of Domestication. The Plan of Domestication attached hereto as Exhibit D shall constitute a plan of domestication for purposes of Section 388 of the DGCL and shall include the corporate acts identified therein and any act or transaction contemplated by this Agreement.

ARTICLE III

MERGER

3.1 Merger. Upon and subject to the terms and conditions set forth in this Agreement, and following the Domestication, on the Closing Date (as defined in Section 3.2), in accordance with the applicable provisions of the DGCL, Merger Sub shall be merged with and into the Company. Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving company in the Merger (the “Surviving Corporation”) under the DGCL and become a wholly owned subsidiary of Parent.

A-1-13

3.2 Closing; Effective Time. Unless this Agreement is earlier terminated in accordance with ARTICLE IX, the closing of the Merger (the “Closing”) shall take place by electronic exchange of executed documents on a date no later than three (3) Business Days after the satisfaction or waiver of all the conditions set forth in ARTICLE VIII that are required to be satisfied prior to the Closing Date, or at such other place and time as the Company and the Parent Parties may mutually agree upon. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. At the Closing, the Company shall execute a certificate of merger (the “Certificate of Merger”) in form and substance acceptable to Parent and the Company, and the parties hereto shall cause the Merger to be consummated by filing the Certificate of Merger with the Secretary of State of the State of Delaware, all in accordance with the provisions of the DGCL. The Merger shall become effective at the time when the Certificate of Merger is accepted by the Secretary of State of the State of Delaware, or at such later time as may be agreed by Parent and the Company in writing and specified in the Certificate of Merger, in accordance with the DGCL (the “Effective Time”). For the avoidance of doubt, the Closing shall occur after the effectiveness of the Domestication.

3.3 Directors and Officers.

(a) Directors.

(i) Prior to the Effective Time, Parent shall deliver written resignations of each of the directors of Parent, executed by each such director in form and substance reasonably acceptable to the Company, to be effective as of the Effective Time.

(ii) At the Effective Time, Parent’s board of directors shall consist of five (5) directors, each of whom will be designated by the Company (including at least three (3) directors who shall satisfy the independence requirements of the applicable Stock Exchange).

(b) Officers. The (i) officers of the Company as of immediately prior to the Effective Time, shall be the officers of the Surviving Corporation from and after the Effective Time, and (ii) the directors of the Company as set forth in the Plan of Domestication shall be the directors of the Surviving Corporation from and after the Effective Time, in each case, to hold office in accordance with the Organizational Documents of the Surviving Corporation.

3.4 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of Merger Sub and the Company shall become the property, rights, privileges, agreements, powers and franchises, debts, Liabilities, duties and obligations of the Surviving Corporation.

3.5 Certificate of Incorporation and Bylaws of the Surviving Corporation. At the Effective Time, and without any further action on the part of the Company or Merger Sub, the certificate of incorporation of the Company shall be amended to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time (except with respect to the name of the Company and the name and address of the incorporator) and, as so amended, shall become the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by law.

(a) At the Effective Time, and without any further action on the part of the Company or Merger Sub, the form of bylaws of Merger Sub shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms, the terms of the certificate of incorporation of the Surviving Corporation and as provided by law.

(b) At the Effective Time, there shall be no further registration of transfers of Company Common Shares that were outstanding immediately prior to the Effective Time on the records of the Company.

A-1-14

3.6 Unit Separation. In connection with the consummation of the Merger and pursuant to the terms of the Domesticated Parent Units, immediately prior to the Effective Time without any action on the part of any Person, each Domesticated Parent Unit shall separate automatically into its component Domesticated Parent Common Shares and Domesticated Parent Warrants.

3.7 Section 368 Reorganization. For U.S. Federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). Each party hereto shall, and shall cause its respective Affiliates to, use reasonable best efforts to cause the Merger to qualify for the Intended Tax Treatment (which shall include using reasonable best efforts to not take any action which may reasonably be expected to prevent such qualification; provided, that no party hereto (or Affiliate thereof) shall be prohibited from taking any action specifically contemplated by this Agreement). The parties to this Agreement hereby (i) adopt this Agreement as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury Regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury Regulations with respect to the Merger, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization, in each case, to the fullest extent permitted by Law. No such party shall assert that such reporting is not permitted by Law, or otherwise take a position inconsistent with the Intended Tax Treatment, unless (i) such party first makes a determination in good faith based on advice of a law firm or accounting firm that such reporting is not permitted by Law and (ii) consults in good faith with the other parties and the Sponsor about such determination. Each of the parties hereto agrees to promptly notify all other parties hereto of any challenge to the Intended Tax Treatment by any Governmental Authority. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that no party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368 of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Merger has or may have on any such reorganization status. Each of the parties acknowledges and agrees that each (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement, and (B) is responsible for any adverse Tax consequences that may result if the Merger is determined not to qualify as a reorganization under Section 368 of the Code.

3.8 Withholding Rights. The Parent Parties, Company and any other applicable withholding agent shall be entitled to deduct and withhold from any amounts paid or payable pursuant to this Agreement such amounts as such Person is required to deduct and withhold with respect to such payment under the Code or any other provision of applicable Law; provided, that the applicable Parent Party or Company, as applicable, shall provide such Person with a written notice of its intention to withhold at least five (5) Business Days prior to any such withholding and, prior to any such withholding, such Parent Party or Company, as applicable, shall provide such Person a reasonable opportunity to mitigate or eliminate any such requirement to deduct or withhold to the extent permitted by applicable Law. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person.

ARTICLE IV

CONSIDERATION

4.1 Conversion of Shares.

(a) Conversion of Company Common Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders, each Company Common Share issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares and Dissenting Shares, each as defined below) shall be automatically converted into the right to receive, without interest, a number of Domesticated Parent Common Shares equal to the Exchange Ratio (the “Applicable Per Share Merger Consideration”).

A-1-15

(b) Conversion of Series A Preferred Stock of the Company. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Merger Sub, the Company or the Stockholders, each share of Series A Preferred Stock of the Company issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive, without interest, (i) one Domesticated Parent Preferred Share and (ii) one-tenth of one Domesticated Parent Common Share (the “Applicable Per Preferred Share Merger Consideration”).

(c) Dissenting Shares; Appraisal Rights. Each Company Common Share and Company Preferred Share (the “Dissenting Shares”) owned by Stockholders who have validly exercised and not effectively withdrawn or lost their appraisal rights in connection with the Merger pursuant to Section 262 of the DGCL (the “Dissenting Stockholders”) shall not be converted into a right to receive the Applicable Per Share Merger Consideration or the Applicable Per Preferred Share Merger Consideration, as applicable, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL, unless and until such Dissenting Stockholder effectively waives, withdraws its demand for, or otherwise loses his, her or its appraisal rights pursuant to Section 262 of the DGCL with respect to any Dissenting Shares; provided, however, if, after the Effective Time, such Stockholder fails to perfect, waives, withdraws, or loses his, her or its appraisal rights pursuant to Section 262 of the DGCL, or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, each such Company Common Share or Company Preferred Share shall be treated as if it had been converted as of the Effective Time into the right to receive the Applicable Per Share Merger Consideration or Applicable Per Preferred Share Merger Consideration, as applicable, in accordance with Section 4.1(a) or Section 4.1(b), respectively, without interest thereon.

(d) Conversion of Merger Sub Shares. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the Stockholders, each Merger Sub Common Share that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into one share of common stock, par value $0.0001 of the Surviving Corporation. Each certificate evidencing ownership of shares of capital stock of Merger Sub shall, as of the Effective Time, evidence ownership of shares of common stock of the Surviving Corporation.

(e) Treatment of Certain Company Shares. At the Effective Time, all Company Common Shares that are owned by the Company (as treasury shares or otherwise) as of immediately prior to the Effective Time (collectively, the “Excluded Shares”) shall be automatically canceled and extinguished without any conversion or consideration delivered in exchange thereof.

(f) No Liability. Notwithstanding anything to the contrary in this Section 4.1, none of the Surviving Corporation or any party hereto shall be liable to any Person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(g) Surrender of Certificates. All securities issued upon the surrender of Company Common Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such securities.

(h) Lost, Stolen or Destroyed Certificates. In the event any certificates for any Company Common Share shall have been lost, stolen or destroyed, Parent shall cause to be issued in exchange for such lost, stolen or destroyed certificates and for each such share, upon the making of an affidavit of that fact by the holder thereof; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the certificates alleged to have been lost, stolen or destroyed.

(i) Adjustments in Certain Circumstances. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the

A-1-16

outstanding Parent Ordinary Shares into a different number, class or series, including by reason of any reclassification, recapitalization, share split (including a reverse share split), or combination, exchange, readjustment of shares, or similar transaction, or any share dividend or distribution paid in shares, then the Merger Consideration and the Exchange Ratio and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide to the holders of Company Common Shares the same economic effect as contemplated by this Agreement without giving effect to such event; provided, however, that this sentence shall not be construed to permit Parent, Merger Sub or the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

4.2 Treatment of Company Options. Subject to Parent’s receipt of the Option Exchange Approval, as of the Effective Time, each Company Option that is then outstanding shall be converted into the right to receive an option relating to Domesticated Parent Common Shares upon substantially the same terms and conditions as are in effect with respect to such option immediately prior to the Effective Time, including with respect to vesting and termination-related provisions (each, a “Domesticated Parent Option”) except that (i) such Domesticated Parent Option shall relate to that whole number of Domesticated Parent Common Shares (rounded down to the nearest whole share) equal to the number of Company Common Shares subject to such Company Option, multiplied by the Exchange Ratio, and (ii) the exercise price per share for each such Domesticated Parent Common Shares shall be equal to the exercise price per share of such Company Option in effect immediately prior to the Effective Time, divided by the Exchange Ratio (the exercise price per share, as so determined, being rounded up to the nearest full cent); provided, however, that the conversion of the Company Options will be made in a manner consistent with Treasury Regulation Section 1.424-1, such that such conversion will not constitute a “modification” of such Company Options for purposes of Section 409A or Section 424 of the Code.

4.3 Payment of Merger Consideration.

(a) Share Exchange Procedures. At or after the Effective Time, as soon as reasonably practicable after the sole Stockholder surrenders to Parent the certificates evidencing such Stockholder’s Company Common Shares to the extent certificated (collectively, for purposes of this Section 4.3, the “Share Certificates”) for cancellation, together with a completed and executed Letter of Transmittal substantially in the form agreed to between Parent and the Company (the “Letter of Transmittal”): (i) Parent shall cause to be issued to such Stockholder the Applicable Per Share Merger Consideration such Stockholder has the right to receive in connection with the Merger pursuant to Section 4.1 and (ii) the Share Certificate, if any, so surrendered shall forthwith be cancelled. If a transfer of ownership of a Stockholder’s Share Certificate that is not registered in the transfer records of the Company is stated to have occurred, then payment of the relevant portion of the Applicable Per Share Merger Consideration may be made to a Person other than the Person in whose name the Share Certificate so surrendered is registered if the Share Certificate representing such shares is properly endorsed or otherwise is in proper form for transfer. If any Share Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the Stockholder claiming such Share Certificate to be lost, stolen or destroyed as provided in the Letter of Transmittal, Parent will issue in consideration of the Company Common Shares represented by such lost, stolen or destroyed Share Certificate the Applicable Per Share Merger Consideration to which the Stockholder thereof is entitled pursuant to the express terms of this Agreement; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent with respect to the Share certificate(s) alleged to have been lost, stolen or destroyed. Until surrendered as contemplated by this Section 4.3(a), each Share Certificate shall be deemed at all times after the Effective Time to represent only the right to receive upon such surrender (or at such other applicable time) such portion of the Applicable Per Share Merger Consideration to which the holder of such Share Certificate is entitled pursuant and subject to this ARTICLE IV. At or after the Closing, as soon as reasonably practicable after each holder of Series A Preferred Stock of the Company has delivered to Parent a completed and executed Letter of Transmittal, Parent shall cause to be issued to each such holder the Applicable Per Preferred Share Merger Consideration that such holder has the right to receive in connection with the Merger pursuant to Section 4.1.

A-1-17

(b) No Issuance of Fractional Shares. No certificates or scrip representing fractional Domesticated Parent Common Shares will be issued pursuant to the Merger, and instead any such fractional share that would otherwise be issued will be rounded to the nearest whole share (with 0.5 shares rounded up), in each case, after aggregating all Domesticated Parent Common Shares each recipient thereof is entitled to receive pursuant to this Agreement.

4.4 Appraisal Rights. No Dissenting Stockholder who has validly exercised his, her or its appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Applicable Per Share Merger Consideration or Applicable Per Preferred Share Merger Consideration, as applicable, with respect to the Dissenting Shares owned by such Dissenting Stockholder unless and until such Dissenting Stockholder shall have effectively withdrawn or lost their dissenters’ rights under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment resulting from the procedure set forth in the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. The Company shall give the Parent Parties (a) prompt notice of any notices of objection, notices of dissent, written demands for appraisal, demands for fair value, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Laws that are received by the Company relating to any Dissenting Stockholder’s rights of dissent under DGCL and (b) the opportunity to direct all negotiations and Proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.

4.5 Closing Statement; Settlement of Transaction Expenses

(a) No later than two (2) Business Days prior to the Closing Date, Parent and the Company shall jointly prepare and deliver a written statement (the “Closing Statement”) that sets forth Parent and the Company’s good faith determination of (i) the Merger Consideration and components thereof, (ii) the Exchange Ratio and components thereof, (iii) the amount of funds available in the Trust Fund following the exercise of redemption rights by the holders of Parent Ordinary Shares in conjunction with the shareholder vote on the Parent Shareholder Approval Matters, (iv) the aggregate outstanding amount of (A) accrued and unpaid Transaction Expenses of the Parent Parties, (B) Indebtedness of the Parent Parties, and (C) the Deferred Underwriting Amount (collectively, the “Outstanding Parent Expense Amount”) in each case, as of immediately prior to the Closing, which portion of the statement shall include an indication of any amounts of Indebtedness that will be satisfied through the exercise of rights of conversion into securities of Parent in connection with the Closing and (v) the accrued and unpaid Transaction Expenses of the Company (the “Outstanding Company Expense Amount”) as of immediately prior to the Closing. The Closing Statement shall be derived in good faith from the Books and Records of Parent and the Company, as applicable.

(b) Concurrently with the Closing, and after giving effect to the redemption contemplated in Section 4.5(a)(iii), Parent shall pay or cause to be paid, (i) the Outstanding Parent Expense Amount to the applicable recipients thereof; and (ii) the Outstanding Company Expense Amount to applicable recipients thereof, in each case, as set forth in the Closing Statement and in accordance with wire instructions provided by the applicable party.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to the Parent Parties simultaneously with the execution of this Agreement (the “Company Disclosure Schedules”), the Company hereby represents and warrants to the Parent Parties that each of the following representations and warranties is true, correct and complete as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered sections and subsections of this ARTICLE V shall only refer to the section or subsection being referenced.

A-1-18

5.1 Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware. The Company has all requisite power and authority, corporate and otherwise, necessary and required to own and operate its properties and assets and to carry on the Business as presently conducted, other than as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business as currently conducted makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Company Material Adverse Effect. Schedule 5.1 of the Company Disclosure Schedules lists all jurisdictions in which the Company is qualified to conduct business as a foreign corporation or other entity.

5.2 Corporate Authorization. The Company has all requisite power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Additional Agreements to which the Company is a party have been duly authorized by all necessary action on the part of the Company, subject to the adoption and approval of this Agreement and the transactions contemplated hereby by the sole Stockholder by the affirmative vote of a majority of the voting power of the Company Common Shares outstanding and entitled to vote in accordance with the Organizational Documents of the Company and the DGCL (the “Requisite Company Vote”). This Agreement constitutes, and, upon their execution and delivery, each of the Additional Agreements will constitute, a valid and legally binding agreement of the Company enforceable against the Company in accordance with their respective terms to which it is a party (assuming execution by the counterparties hereto and thereto), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

5.3 Governmental Authorization. Assuming the truth and completeness of the representations and warranties of Parent contained in this Agreement, neither the execution, delivery nor performance by the Company of this Agreement or any Additional Agreements to which it is a party requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with, any Governmental Authority other than (i) the filing of the Certificate of Merger in accordance with the DGCL, (ii) the applicable requirements of the HSR Act or (iii) any consents, approvals, licenses or other actions, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of the Company to perform or comply with on a timely basis any obligation of the Company under this Agreement or to consummate the transactions contemplated hereby.

5.4 Non-Contravention; Consents. Except as set forth in Schedule 5.4 of the Company Disclosure Schedules, none of the execution, delivery or performance by the Company of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of the Company, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Company, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of the Company, or require any payment, reimbursement, consent, waiver, approval, authorization under, or result in the loss of any material benefit relating to the Business to which the Company is entitled under any provision of any Material Contract, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company’s assets, in the cases of clauses (b) through (d), other than as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect.

5.5 Capital Structure.

(a) There are 245,000,000 shares of capital stock of the Company authorized, comprised of (i) 200,000,000 Company Common Shares, of which 160,000,000 are issued and outstanding as of the date hereof and (ii) 45,000,000 Company Preferred Shares, none of which are issued and outstanding as of the date

A-1-19

hereof. As of immediately prior to the issuance of the Series A Preferred Stock of the Company pursuant to the terms of the Debt Exchange Agreement, but following the filing of the Company Certificate of Designations (as defined below), in each case as contemplated by the Debt Exchange Agreement, there will be 245,000,000 shares of capital stock of the Company authorized, comprised of (A) 200,000,000 authorized Company Common Shares of which 160,000,000 are and will be issued and outstanding as of immediately prior to the Effective Time and (B) 45,000,000 authorized Company Preferred Shares, of which not more than 6,000,000 shares will be designated and issued as Series A Preferred Stock pursuant to the terms of the Debt Exchange Agreement as of immediately prior to the Effective Time. All of the issued and outstanding Company Common Shares have been duly authorized and validly issued, are fully paid and non-assessable, and are not subject to any preemptive rights and have not been issued in violation of any preemptive or similar rights of any Person. As of the date hereof, all of the issued and outstanding Company Common Shares are owned legally and beneficially by the Persons set forth on Schedule 5.5(a) of the Company Disclosure Schedules. Except for the Company Common Shares and the Company Preferred Shares, no other class in the share capital of the Company is authorized or issued or outstanding.

(b) Except as set forth on Schedule 5.5(b) of the Company Disclosure Schedules, there are no: (i) outstanding options to purchase Company Common Shares; (ii) outstanding subscriptions, options, warrants, rights (including phantom stock rights), calls, commitments, understandings, conversion rights, rights of exchange, plans or other agreements of any kind providing for the purchase, issuance or sale of any share of the Company; or (iii) agreements with respect to any of the Company Common Shares, including any voting trust, other voting agreement or proxy with respect thereto.

5.6 Organizational Documents. Copies of the Organizational Documents of the Company have been made available to the Parent Parties, and such copies are each true and complete copies of such instruments as amended and in effect on the date hereof. The Company has not taken any action in violation or derogation of its Organizational Documents, other than as would not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect. For the avoidance of doubt, the Organizational Documents of the Company shall not include the certificate of designations to be filed by the Company pursuant to the Debt Exchange Agreement (the “Company Certificate of Designations”).

5.7 Assumed Names. Schedule 5.7 of the Company Disclosure Schedules is a complete and correct list of all assumed or “doing business as” names currently or, since December 31, 2021, used by the Company, including names on any websites. Since December 31, 2021, the Company has not used any assumed or “doing business as” name other than the names listed on Schedule 5.7 of the Company Disclosure Schedules to conduct the Business.

5.8 Subsidiaries. The Company does not have, and since its incorporation has not had, any Subsidiaries.

5.9 Financial Statements.

(a) Schedule 5.9(a) of the Company Disclosure Schedules includes the unaudited financial statements of the Company as of and for the fiscal years ended December 31, 2023, and December 31, 2022, consisting of the unaudited balance sheets as of such date, the unaudited statements of profit and loss for the twelve (12) month period ended on such date, and the unaudited cash flow statements for the twelve (12) month periods ended on such date(collectively, the “Financial Statements”).

(b) The Financial Statements are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP, applied on a consistent basis in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Financial Statements (i) were prepared from the Books and Records of the Company; (ii) were prepared on an accrual basis in accordance with U.S. GAAP, consistently applied; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including

A-1-20

for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended.

(c) Except (i) as specifically disclosed, reflected or reserved against on the Financial Statements, (ii) for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since January 1, 2024, (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Additional Agreements, the performance of their respective covenants or agreements in this Agreement or any Additional Agreement or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that do not, and would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, the Company does not have any Liabilities of the type required to be set forth on a balance sheet in accordance with U.S. GAAP consistently applied in accordance with past practice.

(d) The Financial Statements accurately reflect in all material respects the outstanding Indebtedness of the Company as of the date thereof. Except as set forth on Schedule 5.9(d) of the Company Disclosure Schedules or in the Financial Statements and as contemplated by the Debt Exchange Agreement, the Company does not have any Indebtedness.

(e) The Company has established and maintained systems of internal accounting controls that are sufficient to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization, and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with U.S. GAAP and to maintain accountability for the assets of the Company. The Company maintains and, for all periods covered by the Financial Statements, has maintained Books and Records of the Company in the ordinary course of business that are true and complete and reflect the revenues, expenses, assets and Liabilities of the Company in all material respects.

(f) As of the date hereof, the Outstanding Company Expense Amount does not exceed the amount set forth in Schedule 5.9(f) of the Company Disclosure Schedules.

5.10 Absence of Certain Changes. Since January 1, 2023, except as set forth on Schedule 5.10 of the Company Disclosure Schedules or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) the Company has conducted the Business in the ordinary course consistent with past practices in all material respects; (b) there has not been any Company Material Adverse Effect; and (c) the Company has not taken any action nor has any event occurred which would have violated the covenants of the Company set forth in clauses (i) through (xii) of Section 7.1 if such action had been taken or such event had occurred between the date hereof and the Closing Date.

5.11 Properties; Title to the Company’s Assets. The Company has good, valid and marketable title in and to, or in the case of the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use, in each case, free and clear of all Liens (other than Permitted Liens), all of their assets reflected on the Financial Statements or acquired after January 1, 2023, other than as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect. The Company’s assets constitute all of the assets of any kind or description whatsoever, for the Company to operate the Business immediately after the Closing in the same manner as the Business is currently being conducted in all material respects.

5.12 Litigation. Except as set forth on Schedule 5.12 of the Company Disclosure Schedules, as of the date hereof (i) there is no Proceeding (or, to the knowledge of the Company, any basis therefor) pending against, or to the knowledge of the Company, threatened against or affecting, the Company or any of its assets, or, solely as to any Proceeding relating to the Company or the Business, any Company officers or directors, other than as would

A-1-21

not be reasonably expected, individually or in the aggregate, to have a Company Material Adverse Effect; and (ii) there are no outstanding judgments against the Company that would reasonably be expected to have a material adverse effect on the ability of the Company to enter into and perform its obligations under this Agreement.

5.13 Contracts.

(a) Schedule 5.13(a) of the Company Disclosure Schedules lists all material Contracts, oral or written (collectively, the “Material Contracts”) to which the Company is a party and which are currently in effect and constitute the following (other than the Debt Exchange Agreement):

(i) all Contracts that require annual payments or expenses by, or annual payments or income to, the Company of $200,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practice);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar contracts and agreements, in each case requiring the payment of any commissions by the Company in excess of $200,000 annually;

(iii) all Contracts creating a material joint venture, an exclusive contractual relationship or a strategic alliance, and all limited liability company and/or partnership, operating, or shareholder agreements to which the Company is a party;

(iv) all Contracts relating to any material acquisitions or dispositions of assets by the Company in excess of $150,000;

(v) all Contracts (i) under which the Company is currently: (A) licensing any Owned Intellectual Property any third party, or (B) licensing any Intellectual Property from any third party, in either case of (A) or (B), with the exception of (1) non-exclusive licenses and subscriptions to commercially available software or technology with a dollar value individually not in excess of $150,000 and “shrink wrap” licenses, (2) any Contract related to open source software, or (3) any Contract under which the Company licenses or receives a license to any Intellectual Property in the ordinary course of its business, and (ii) entered into in connection with the settlement or resolution of any claim, dispute or Proceeding under which the Company has entered into an agreement not to assert or sue with respect to any Intellectual Property;

(vi) all Contracts that substantially limit the freedom of the Company to compete in any line of business with any Person or in any geographic area;

(vii) all guarantees of indebtedness of any Person in an amount of $200,000 or more;

(viii) all Contracts with Scilex;

(ix) all Contracts relating to real or tangible property or assets in which the Company holds a leasehold interest and which involve payments to the lessor thereunder in excess of $30,000 per month;

(x) all Contracts relating to outstanding Indebtedness set forth on Schedule 5.9(d) of the Company Disclosure Schedules, including financial instruments of indenture or security instruments (typically interest-bearing) such as notes, mortgages, loans and lines of credit;

(xi) any Contract relating to the voting or control of the equity interests of the Company or the election of directors of the Company (other than the Organizational Documents of the Company);

A-1-22

(xii) any material Contract that can be terminated, or the provisions of which can or will be adversely altered, as a result of the consummation of the transactions contemplated by this Agreement or any of the Additional Agreements to which the Company is a party, including, without limitation, any clinical trial performance Contracts;

(xiii) all research and development contracts with annual payments in excess of $200,000; and

(xiv) any Contract relating to any pending merger, equity acquisition or disposition, or any purchase or sale of all or substantially all the assets of any Person.

(b) Except for any Material Contract that has terminated or will terminate upon the expiration of the stated term thereof prior to the Closing Date, (i) each Material Contract is a valid and binding agreement of the Company, and is in full force and effect, (ii) neither the Company nor, to the knowledge of the Company, any other party thereto, is in breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract in any material respect, (iii) the Company has not assigned, delegated, or otherwise transferred any of its rights or obligations with respect to any Material Contract, or granted any power of attorney with respect thereto or to any of the Company’s assets, and (iv) no Contract (A) requires the Company to post a bond or deliver any other form of security or payment to secure its obligations thereunder or (B) imposes any non-competition covenants that may be binding on, or restrict the Business or require any payments by or with respect to any Parent Party or any of its Affiliates, in each case, other than as would not be material to the Company. The Company previously provided to the Parent Parties true and correct copies of each written Material Contract.

(c) Each of the transactions between the Company, on the one hand, and any Stockholder, officer, employee or director of the Company or any Affiliate of any such Person, on the other hand (collectively, the “Related Party”) (if any) entered into or occurring prior to the Closing (i) is an arms-length transaction in all material respects, or (ii) is a transaction duly approved by the board of directors of the Company in accordance with the Organizational Documents of the Company.

5.14 Licenses and Permits. Schedule 5.14 of the Company Disclosure Schedules correctly lists each material license, franchise, permit, order or approval or other similar authorization necessary to operate the Business that is held by the Company, together with the name of the Governmental Authority issuing the same (the “Permits”). Except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, or as set forth on Schedule 5.14 of the Company Disclosure Schedules, such Permits are valid and in full force and effect, and none of the Permits will, assuming the related third party consent has been obtained or waived prior to the Closing Date, be terminated or become terminable as a result of the transactions contemplated hereby.

5.15 Compliance with Laws. The Company is not in violation of, has not for the last two (2) years violated, or been given written notice within the last two (2) years of any violation or alleged violation of, any Law, and to the knowledge of the Company, is not under investigation with respect to any such violation, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

5.16 Intellectual Property.

(a) Schedule 5.16(a) of the Company Disclosure Schedules sets forth a true, accurate and complete list of all (i) issued patents and pending patent applications, (ii) trademark registrations and pending trademark applications, (iii) registered copyrights and pending copyright applications, and (iv) internet domain name registrations, in each case that are owned by the Company (“Scheduled Intellectual Property” and collectively, and together with other Intellectual Property owned by or purported to be owned by the Company, the “Owned Intellectual Property”). All of the registrations within the Scheduled Intellectual Property are, to the knowledge of the Company, subsisting, in full force and effect, valid, and enforceable.

A-1-23

(b) Except for any licenses granted to Owned Intellectual Property, the Company exclusively owns all right, title and interest in and to the Owned Intellectual Property free and clear of all Liens, other than Permitted Liens. Except as set forth on Schedule 5.16(b) of the Company Disclosure Schedules, (i) no Owned Intellectual Property is the subject of any current opposition, cancellation, or similar Proceeding before any Governmental Authority in which the Company is a party other than Proceedings involving the examination of applications for registration of Intellectual Property (e.g., patent prosecution Proceedings, trademark prosecution Proceedings, and copyright prosecution Proceedings), (ii) the Company is not specifically identified as being subject to any injunction or other specific judicial, administrative, or other Order that restricts or impairs its ownership, registrability, enforceability, use or distribution of any Owned Intellectual Property, and (iii) the Company is not a named party in any current Proceeding that the Company reasonably expects would materially and adversely affect the validity, use or enforceability of any Owned Intellectual Property. Except as set forth on Schedule 5.16(b) of the Company Disclosure Schedules, to the knowledge of the Company, no Proceedings described in this Section 5.16(b) are or have been threatened in writing.

(c) To the knowledge of the Company, the Company owns all right, title and interest in and to, or has valid, sufficient, subsisting and enforceable rights to use all Intellectual Property material to its Business as currently conducted. The consummation of the transaction contemplated hereby will not, by itself, directly and immediately materially impair any rights of the Company to any material Owned Intellectual Property or any material licensed Intellectual Property.

(d) To the knowledge of the Company, the conduct of the business of the Company as is currently conducted or conducted in the two (2) year period immediately preceding the date hereof, including any use of the Owned Intellectual Property as currently used by the Company, does not infringe, misappropriate, or violate any Intellectual Property or other proprietary right of any Person. Schedule 5.16(d) of the Company Disclosure Schedules sets forth a true, accurate, and complete list of all Proceedings in which the Company is a named party that are pending in which it is alleged that the Company is infringing, misappropriating, or violating the Intellectual Property of any Person.

(e) Schedule 5.16(e) of the Company Disclosure Schedules sets forth a true, accurate, and complete list of pending Proceedings in which it is alleged that any Person is infringing, misappropriating or violating rights of the Company to Owned Intellectual Property. To the knowledge of the Company, no Person is infringing, violating or misappropriating the rights of the Company in or to any Owned Intellectual Property.

(f) Except as set forth in Schedule 5.16(f) of the Company Disclosure Schedules, each current and former officer, employee and/or contractor of the Company who in the regular course of such Person’s employment or engagement with the Company would reasonably be expected to create or contribute to the creation of any material Owned Intellectual Property, has executed an assignment or similar agreement with the Company assigning to the Company all right, title, and interest in and to such Owned Intellectual Property or the Company otherwise owns such Owned Intellectual Property by operation of applicable Laws. No Governmental Authority or academic institution has any right to, ownership of, or right or royalties for, any Owned Intellectual Property.

(g) The Company has taken commercially reasonable steps to safeguard and maintain the secrecy and confidentiality of, and their proprietary rights in and to, non-public Owned Intellectual Property. To the knowledge of the Company, no present or former officer, director, employee, agent, independent contractor, or consultant of the Company has misappropriated any trade secrets or other confidential information of any other Person in the course of the performance of responsibilities to the Company.

(h) The Company has implemented and maintains, and has used commercially reasonable efforts to ensure that all providers of information technology services to the Company that involve or relate to the collection, storage, processing or transmission of sensitive information, including Personal Data and Protected Health Information (the “IT Providers”), have implemented and maintain: (i) commercially reasonable

A-1-24

administrative, technical, and physical safeguards designed to prevent the loss, alteration, or destruction of, or unauthorized access to or disclosure of, Personal Data and Protected Health Information and (ii) a security plan that is designed to (A) identify internal and external risks to the security of the confidential information included in Personal Data or Protected Health Information maintained by, or provided to, the Company; (B) implement, monitor and provide adequate and effective administrative, electronic (including technical safeguards, such as 128 bit encryption for all data at rest) and physical safeguards to control such risk; and (C) maintain notification procedures in compliance with applicable Laws in the case of any breach of security with respect to sensitive information, including Personal Data and Protected Health Information.

(i) To the knowledge of the Company, since January 1, 2023, no IT Provider has experienced any breach of security or otherwise unauthorized use or access by or disclosure to third parties by any such IT Provider or its employees, consultants or contractors with respect to any Personal Data or Protected Health Information collected, obtained, or stored by or on behalf of the Company.

5.17 Customers and Suppliers.

(a) The Company does not have any customers and the Company has not engaged in the marketing, promotion or sale of any of its products in any way as of the date hereof.

(b) Except as set forth on Schedule 5.17(b) of the Company Disclosure Schedules, as of the date hereof, no supplier of the Company has (i) terminated its relationship with the Company, (ii) materially reduced its business with the Company or materially and adversely modified its relationship with the Company, (iii) notified the Company in writing of its intention to take any such action, or (iv) to the knowledge of the Company, become insolvent or subject to bankruptcy Proceedings.

5.18 Employees; Employee Benefits.

(a) The Company does not have and has not in the past five (5) years had any employees, and has not and has never sponsored, maintained, contributed to or had any Liability in respect of any Benefit Arrangements.

(b) Since January 1, 2023, neither the Company, any corporation, trade, business, or entity that would be deemed a “single employer” with the Company within the meaning of Section 414(b), (c), (m), or (o) of the Code or Section 4001 of ERISA nor any of their respective predecessors has contributed to, contributes to, has been required to contribute to, or otherwise participated in or participates in or in any way has any Liability with respect to any plan subject to Section 412, 430 or 4971 of the Code, Section 302 or Title IV of ERISA, including any “multiemployer plan” (within the meaning of Sections 3(37) or 4001(a)(3) of ERISA or Section 414(f) of the Code), a “multiple employer plan” (as defined in Section 413 of the Code), a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA), any single employer pension plan (within the meaning of Section 4001(a)(15) of ERISA) which is subject to Sections 4063, 4064 and 4069 of ERISA or Section 413(c) of the Code, or a plan maintained in connection with any trust described in Section 501(c)(9) of the Code.

5.19 Real Property. The Company does not own or lease, and has never owned or leased, any real property.

5.20 Tax Matters.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due and payable by the Company; (ii) all such Tax Returns are true, correct and complete in all material respects and disclose all Taxes required to be paid by the Company; (iii) except as set forth on Schedule 5.20(a) of the Company Disclosure Schedules, no such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Proceeding, pending or proposed in writing with respect to Taxes of the Company for which a Lien may be imposed upon any of the Company’s assets; (v) no statute of

A-1-25

limitations in respect of the assessment or collection of any Taxes of the Company for which a Lien may be imposed on any of the Company’s assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Company, the Company has complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company; (viii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Company; (ix) except as set forth on Schedule 5.20(a)(ix) of the Company Disclosure Schedules, within the last three (3) years no claim has been made by a Taxing Authority in a jurisdiction where the Company has not paid any tax or filed Tax Returns, asserting that the Company is or may be subject to Tax in such jurisdiction; (x) except as set forth on Schedule 5.20(a)(x) of the Company Disclosure Schedules, the Company is not, and has never been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xi) except for the consolidated group of which Scilex is the parent, the Company is not currently and has never been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Company.

(b) The unpaid Taxes of the Company for the current fiscal year (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(c) The Company has not taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Company does not have any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. This Section 5.20(c) shall not apply to any fact or action specifically contemplated under this Agreement.

(d) The Company has not engaged in any transaction that could affect the Tax liability for any taxable year not closed by the applicable statute of limitations that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

Notwithstanding any other provision of this Agreement to the contrary, (i) the representations and warranties set forth in this Section 5.20 and in Section 5.18 (insofar as they relate to Taxes) shall constitute the sole and exclusive representations and warranties made in this Agreement with respect to Tax matters of the Company, and (ii) no representation or warranty is made in this Agreement with respect to Taxes of the Company for any taxable period (or portion thereof) beginning after the Closing Date or the existence, availability, amount, usability or limitation of any net operating loss, Tax basis, or other Tax attribute of the Company after the Closing Date.

5.21 Environmental Laws.

(a) The Company has not (i) received any written notice of any alleged claim, violation of or Liability under any Environmental Law that has not been cured or for which there is any remaining Liability; (ii) engaged in any Hazardous Materials activity (such as the disposal, discharge, storage or release thereof) that would reasonably be foreseen to expose any employee or other individual to any Hazardous Materials so as to give rise to any Liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other

A-1-26

Person with respect to Liabilities arising out of Environmental Laws or the Hazardous Materials Activities of the Company, except in each case as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(b) To the knowledge of the Company, there are no Hazardous Materials in, on, or under any properties owned, leased or used at any time by the Company that would reasonably be foreseen to give rise to any material Liability or corrective or remedial obligation of the Company under any Environmental Laws.

(c) The Company has provided copies of all environmental audits and assessments in the Company’s possession of properties leased by the Company.

5.22 Finders’ Fees. Except as set forth on Schedule 5.22 of the Company Disclosure Schedules, with respect to the transactions contemplated by this Agreement, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any of Affiliates who might be entitled to any fee or commission from Parent, Merger Sub or any of their Affiliates (including the Company following the Closing) upon consummation of the transactions contemplated by this Agreement.

5.23 Directors and Officers. Schedule 5.23 of the Company Disclosure Schedules sets forth a true, correct and complete list of all directors and officers of the Company immediately prior to the Effective Time.

5.24 International Trade Matters; Anti-Bribery Compliance.

(a) The Company currently is and, for the past five (5) years has been, in compliance with applicable Laws related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq. (the “FCPA”) and any other equivalent or comparable Laws of other countries in which the Company has conducted and/or currently conducts business (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by U.S. Governmental Authorities (including, but not limited to, OFAC, the U.S. Department of State and the U.S. Department of Commerce), the United Nations Security Council, the European Union, His Majesty’s Treasure, or any other relevant Governmental Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries in which the company has conducted and/or currently conducts business (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries (collectively, the “Money Laundering Laws”); (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries in which the Company has conducted and/or currently conducts business (collectively, “International Trade Control Laws”).

(b) Neither the Company nor any director or officer of the Company, nor, to the knowledge of the Company, any employee or agent of the Company (acting on behalf of the Company), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions-related lists administered by the U.S. Department of State, the U.S. Department of the Treasury, including the OFAC specially Designated Nationals List, the U.S. Department of Commerce, including the Bureau of Industry and Security’s Denied Persons List and Entity List, His Majesty’s Treasury, including the Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Governmental Authority, as amended from time to time; or (ii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, the Crimea region of Ukraine, the Donetsk and Luhansk regions of Ukraine, Cuba, Iran, North Korea, and Syria (collectively, a “Sanctioned Jurisdiction”); (iii) or any Person owned or controlled by any of the foregoing (collectively, a “Prohibited Party”). Neither the Company, nor any director or officer, nor, to the knowledge of the Company, any employee or agent of the

A-1-27

Company (acting on behalf of the Company) has, in the past five (5) years, engaged in any transaction involving a Prohibited Party or a Sanctioned Jurisdiction.

(c) The Company has not received written notice of, and, to the knowledge of the Company, none of its officers, employees, agents or third-party representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Anti-Corruption Laws or International Trade Control Laws.

(d) The Company does not engage in (i) the design, fabrication, development, testing, production or manufacture of one (1) or more “critical technologies” within the meaning of the DPA; (ii) the ownership, operation, maintenance, supply, manufacture, or servicing of “covered investment critical infrastructure” within the meaning of the DPA (where such activities are covered by column 2 of Appendix A to 31 C.F.R. Part 800); or (iii) the maintenance or collection, directly or indirectly, of “sensitive personal data” of U.S. citizens within the meaning of the DPA. The Company has no current intention of engaging in such activities in the future.

5.25 Not an Investment Company.

The Company is not required to register as an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.26 Compliance with Health Care Laws and Certain Contracts.

(a) Except as set forth on Schedule 5.26(a) of the Company Disclosure Schedules:

(i) the Company, including the conduct of its business, is and has been at all times since January 1, 2023, in compliance in all material respects with all applicable Health Care Laws;

(ii) all data, information and representations contained in any submission to, or communications with, the FDA were accurate, complete, truthful and non-misleading in all material respects when submitted or communicated to FDA and, to the knowledge of the Company, remain so currently. All clinical, non-clinical, manufacturing and product quality studies and tests conducted in development of the products or services and upon which the Company intends to rely in support of any application to the FDA related to product clearance or approval were conducted in substantial compliance with all applicable Laws and all Health Care Laws, including without limitation those related to Good Clinical Practice, Good Laboratory Practice, Quality Systems Regulations/Good Manufacturing Practices, and the protection of human study subjects.

(iii) all required Permits, approvals and authorizations for clinical studies to proceed have been obtained from an appropriate Governmental Authority and an appropriate institutional review board, and informed consent, in compliance with applicable Health Care Laws, has been obtained from all subjects enrolled in each such study. The Company has not received any written (or, to the knowledge of the Company, oral) notice or correspondence from the FDA or any other Governmental Authority or from any institutional review board requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company.

(iv) the Company has to date developed, tested, manufactured, marketed, promoted and distributed the Company products and services in compliance in all material respects with all applicable Health Care Laws and other Laws. The Company has not received notice of any, and to the knowledge of the Company, there is no Proceeding, demand, demand letter, warning letter, untitled letter, Proceeding or request for information from the FDA or any Governmental Authority concerning noncompliance with Health Care Laws and other Laws with regard to promotion of products or services of the Company.

(v) the Company has neither voluntarily nor involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall or any field corrective action, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action to wholesalers, distributors,

A-1-28

retailers, healthcare professionals, consumers or patients relating to an alleged lack of safety, efficacy or regulatory compliance of any product of the Company, nor is the Company currently considering initiating, conducting or issuing any of the foregoing actions with respect to any Company product. The Company has not received any written notice from the FDA or any other Governmental Authority regarding the recall or any other actions described in this subsection (v);

(vi) (A) since January 1, 2023, the Company has not been charged in or, to the knowledge of the Company identified as a target or subject of, or threatened to be charged in or identified as a target or subject of, an investigation, audit or inquiry by any Person or Governmental Authority under any Health Care Law and (B) to the knowledge of the Company, the Company is not currently under investigation or review with respect to any suspected or actual violation of any Health Care Law;

(vii) no Person, including any Governmental Authority, has made any written claim or commenced any Proceeding with respect to any violation of any Health Care Law by the Company nor, to the knowledge of the Company, has the Company been given written notice of any potential criminal, civil or administrative violation of any Health Care Law;

(viii) the Company has not, and, to the knowledge of the Company, none of its current officers, directors, managers, employees have, engaged or are engaging, in any activities which reasonably may give cause for civil monetary or criminal penalties or mandatory or permissive exclusion from any healthcare program defined in 42 U.S.C. §1320a-7b(f) (each, a “Health Care Program”); and

(ix) neither the Company nor, to the knowledge of the Company, any of its Affiliates, officers, directors, or employees has: (i) been debarred, excluded or received notice of action or threat of action with respect to debarment, exclusion or other action under the provisions of 21 U.S.C. §§ 335a, 335b, or 335c, 42 U.S.C. § 1320a-7 or any equivalent provisions in any other applicable jurisdiction; (ii) made or offered any payment, gratuity or other thing of value that is prohibited by any law to personnel of the FDA or any other Governmental Authority; (iii) made an untrue statement of a material fact or fraudulent statement to the FDA or other Governmental Authority, failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority, or in any records and documentation prepared or maintained to comply with applicable Laws, or committed any act, made any statement, or failed to make any statement that, at the time such disclosure in the foregoing in this subsection (iv) took any action that could reasonably be expected to provide a basis for the FDA or any other Governmental Authority to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” set forth in 56 Fed. Reg. 46191 (September 10, 1991) or any similar policy, nor (v) received written notice of or, been subject to any other material enforcement action involving the FDA or any other similar Governmental Authority, including any suspension, consent decree, notice of criminal investigation, indictment, sentencing memorandum, plea agreement, court order or target or no-target letter that would reasonably be expected to result in a Company Material Adverse Effect, and none of the foregoing are pending or threatened in writing against the Company.

(b) As required under Law or a Contract to which the Company is a party or is otherwise bound, the Company has entered into a fully executed “business associate agreement” with each supplier, vendor and/or other applicable Person that has or may have access to Protected Health Information as a result of such Person’s relationship with the Company and is a Business Associate of the Company. Each “business associate agreement” contains all the terms and conditions that the Company is required to include therein under Contracts to which the Company is a party or otherwise bound, including Contracts with resellers, referral partners, vendors and other Persons, and, in all material respects, in accordance with Law. Neither the Company, nor to the knowledge of the Company, any other party to any “business associate agreement” is in material breach thereof.

5.27 Insurance.

(a) Schedule 5.27(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of all policies of title insurance, liability and casualty insurance, property insurance, auto insurance, business

A-1-29

interruption insurance, tenant’s insurance, workers’ compensation, life insurance, disability insurance, excess or umbrella insurance and any other type of insurance insuring the properties, assets, employees and/or operations of the Company (collectively, the “Policies”), including in each case the applicable coverage limits, deductibles and the policy expiration dates. All Policies are of at least like character and amount as are carried by like businesses similarly situated, except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

(b) All such Policies are in full force and effect and will not in any way be affected by or terminated or lapsed by reason of the consummation of the Merger. The Company is not in default under any provisions of the Policies, except as would not reasonably be expected to have a Company Material Adverse Effect, and there is no claim by the Company or any other Person pending under any of the Policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such Policies; nor has the Company received any written notice from or on behalf of any insurance carrier or other issuer issuing such Policies that insurance rates or other annual premium or fee in effect as of the date hereof will hereafter be substantially increased (except to the extent that insurance rates or other fees may be increased for all similarly situated risks), that there will be a non-renewal, cancellation or increase in a deductible (or an increase in premiums in order to maintain an existing deductible) of any of the Policies in effect as of the date hereof.

5.28 Related Party Transactions. Schedule 5.28 of the Company Disclosure Schedules sets forth a true, complete and correct list of the following (each such arrangement of the type required to be set forth thereon, whether or not actually set forth thereon, an “Affiliate Transaction”): (i) each Contract entered into between January 1, 2021 and the date hereof, between the Company, on the one hand, and any current or former Affiliate of the Company on the other hand; and (ii) all Indebtedness (for monies actually borrowed or lent) owed to the Company by any current or former Affiliate to the Company. Other than the Affiliate Transactions, no Stockholder or Affiliate thereof owns any right in or to any of the material Assets or properties belonging to the Company.

5.29 Privacy and Data Security.

(a) Except as set forth on Schedule 5.29(a) of the Company Disclosure Schedules:

(i) The Company, and, to the knowledge of the Company, the Company’s officers, directors, managers, and employees to whom the Company has given access to Personal Data or Protected Health Information, are in compliance in all material respects with all applicable Privacy Laws;

(ii) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, to the knowledge of the Company, since January 1, 2023, neither the Company nor, to the knowledge of the Company, any contractor, agent or vendor of the Company, has experienced any loss, damage or unauthorized access, use, disclosure or modification, or any security breach of Personal Data. Protected Health Information, or “unsecured Protected Health Information” (as defined in 45 C.F.R. Part 164, Subpart D) maintained by or on behalf of the Company, in each case, requiring notification to any Governmental Authority or other Person;

(iii) Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, since January 1, 2023, to the knowledge of the Company, (i) the Company has not received any written notice of any Proceeding from any Person, including any Governmental Authority, with respect to any violation of any Privacy Law by the Company, and (ii) the Company has not been given written notice of any alleged criminal, civil or administrative violation of any Privacy Law. All activities conducted by the Company with respect to any Protected Health Information or Personal Data are permitted under the Contracts relating to Personal Data or Protected Health Information.

(iv) The Company has established and implemented, and, to the knowledge of the Company, are operating in material compliance with, policies, programs and procedures that are commercially reasonable and include administrative, technical and physical safeguards that are designed to protect against unauthorized

A-1-30

access, use, modification, or disclosure of (a) Sensitive Data in their possession, custody or control, and (b) the technology systems owned by the Company, including computer hardware, software, networks, information technology systems, electronic data processing systems, network equipment, interfaces, and platforms, (collectively, the “Computer Systems”). Except as would not have a Company Material Adverse Effect, the Company has remedied in all material respects any material privacy or data security issues identified in any privacy or data security audits of its businesses (including third-party audits of the Computer Systems). The Computer Systems are sufficient in all material respects for the current operations of the Company.

5.30 No Additional Representations or Warranties. The Company, on its own behalf and on behalf of its Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives (collectively, “Representatives”), acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the Parent Parties and (b) it has been furnished with or given access to such documents and information about the Parent Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.

5.31 Exclusivity of Representations and Warranties. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY PARENT PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, NONE OF THE COMPANY, ANY AFFILIATE OF THE COMPANY OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, AND THE PARENT PARTIES HEREBY AGREE THAT THEY ARE NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE COMPANY THAT HAVE BEEN MADE AVAILABLE TO ANY PARENT PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE COMPANY BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR THEIR AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE V OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY AFFILIATE OF THE COMPANY OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY PARENT PARTY OR ANY AFFILIATE OF A PARENT PARTY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

A-1-31

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PARENT PARTIES

The Parent Parties hereby, jointly and severally, represent and warrant to the Company that, except as (i) as set forth in the disclosure schedules delivered by the Parent Parties to the Company simultaneously with the execution of this Agreement (the “Parent Disclosure Schedules”) or (ii) disclosed in the Parent SEC Documents (excluding (a) any disclosures in any risk factors section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimer and other disclosures that are generally cautionary, predictive or forward-looking in nature and (b) any exhibits or other documents appended thereto), each of the following representing representations and warranties is true, correct and complete as of the date of this Agreement (or, if such representations and warranties are made with respect to a certain date, as of such date). The parties hereto agree that any reference to numbered and lettered sections and subsections of this ARTICLE VI shall only refer to the section or subsection being referenced.

6.1 Corporate Existence and Power. Parent is an exempted company limited by shares duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Laws of Delaware. Each of the Parent Parties has all power and authority, corporate and otherwise, and all governmental licenses, franchises, permits, authorizations, consents and approvals required to own and operate its properties and assets and to carry on its business as presently conducted and as proposed to be conducted.

6.2 Corporate Authorization. Each Parent Party has all requisite power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby. This Agreement and all Additional Agreements to which each Parent Party is or shall be a party have been duly authorized by all necessary action on the part of the Parent Parties, subject to the Required Parent Shareholder Approval and the approval and adoption of this Agreement by Parent, in its capacity as sole stockholder of Merger Sub. Parent shall deliver a written consent pursuant to Section 228 of the DGCL to be effective immediately following execution of this Agreement approving and adopting this Agreement in accordance with the DGCL. This Agreement has been duly executed and delivered by the Parent Parties and it constitutes, and upon their execution and delivery, the Additional Agreements (to which each of them is a party) will constitute, a valid and legally binding agreement of the Parent Parties, enforceable against them in accordance with their representative terms (assuming execution by the counterparties hereto and thereto), subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

6.3 Governmental Authorization. Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, neither the execution, delivery nor performance by the Parent Parties of this Agreement or any Additional Agreements requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Governmental Authority other than (a) in connection with the Domestication, (b) the filing of the Certificate of Merger in accordance with the DGCL, (c) the applicable requirements of the HSR Act, or (d) any consents, approvals, licenses or other actions, the absence of which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of any Parent Party to perform or comply with on a timely basis any of its obligations under this Agreement or to consummate the transactions contemplated hereby.

6.4 Non-Contravention. None of the execution, delivery or performance by each Parent Party of this Agreement or any Additional Agreements to which it is a party does or will (a) contravene or conflict with the Organizational Documents of such Parent Party, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to such Parent Party, (c) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), or violate or give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of such Parent Party, or require any payment, reimbursement, consent, waiver, approval, authorization under, or result in the loss of any material

A-1-32

benefit to which such Parent Party is or may be entitled under any provision of any Contract binding upon such Parent Party, or (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of such Parent Party’s material assets, in the cases of clauses (b) through (d), other than as would not be reasonably expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

6.5 Finders’ Fees. Except for the Deferred Underwriting Amount and as set forth on Schedule 6.5 of the Parent Disclosure Schedules, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company, or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

6.6 Issuance of Shares. The Domesticated Parent Common Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable, free and clear of any Liens and not subject to or issued in violation of any right of any third party pursuant to any contract to which the Parent Parties are bound, applicable Law or the Parent Parties’ Organizational Documents.

6.7 Capitalization.

(a) Parent. Parent is authorized to issue a maximum of 200,000,000 Class A Shares, 20,000,000 Class B Shares, and 1,000,000 preferred shares par value $0.0001, of which 751,837 Class A Shares and 2,062,500 Class B Shares are issued and outstanding as of the date hereof. A total of 250,942 Class A Shares are reserved for issuance upon conversion of the Parent Convertible Promissory Notes. A total of 86,625 Class A Shares are reserved for issuance with respect to the Deferred Underwriting Amount. A total of 8,760,000 Class A Shares are reserved for issuance with respect to the Parent Warrants. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Ordinary Shares are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound. A total of 8,760,000 Parent Warrants are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding Parent Warrants are (i) duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound and (ii) constitute valid and binding obligations of Parent, enforceable against Parent in accordance with their terms, applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. Except as set forth in Parent’s Organizational Documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Ordinary Shares, Parent Warrants or any capital equity or other securities of Parent. There are no outstanding contractual obligations of Parent to make or provide funds in respect of any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. The Domesticated Parent Common Shares, when issued in accordance with the terms hereof, will be duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Parent’s Organizational Documents or any contract to which Parent is a party or by which Parent is bound.

(b) Merger Sub. There are 100 shares, par value $0.01 per share, of Merger Sub authorized (the “Merger Sub Common Shares”), of which 100 Merger Sub Common Share is issued and outstanding as of the date hereof. No other shares or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding Merger Sub Common Share(s) are duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of Merger Sub’s Organizational Documents or any contract to which Merger Sub is a party or by which Merger Sub is bound. Except as set forth

A-1-33

in Merger Sub’s Organizational Documents, there are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any Merger Sub Common Share(s) or any share capital or equity of Merger Sub. There are no outstanding contractual obligations of Merger Sub to make or provide funds in respect of any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

6.8 Information Supplied. None of the information supplied or to be supplied by any Parent Party for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s shareholders with respect to the solicitation of proxies to approve the transactions contemplated hereby will, at the date of filing and/ or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by any Parent Party or that is included in any Parent SEC Documents). No material information provided by any Parent Party to the Company in connection with the negotiation or execution of this Agreement or any agreement contemplated hereby (including but not limited to the Parent public filings, as of the respective dates of their submission to the SEC), contained or contains (as applicable) any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.

6.9 Trust Fund. As of the date of this Agreement, Parent has at least $8,808,695.82 in the trust fund established by Parent for the benefit of its public shareholders (the “Trust Fund”) in a United States-based account maintained by Wilmington Trust, National Association, a national banking association (the “Trustee”) acting as trustee (the “Trust Account”), and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940, as amended) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement. There are no separate agreements, side letters or other agreements or understandings (whether written, unwritten, express or implied) that would cause the description of the Investment Management Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or, to the Parent Parties’ knowledge, that would entitle any Person to any portion of the funds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Organizational Documents of Parent and the Investment Management Trust Agreement. Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Investment Management Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or Proceedings pending with respect to the Trust Account. Since April 6, 2022, Parent has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Investment Management Trust Agreement). Upon the consummation of the transactions contemplated hereby, Parent shall have no further obligation under either the Investment Management Trust Agreement or the Organizational Documents of Parent to liquidate or distribute any assets held in the Trust Account, and the Investment Management Trust Agreement shall terminate in accordance with its terms. To Parent’s knowledge, as of the date hereof, following the Effective Time, no shareholder of Parent shall be entitled to receive any amount from the Trust Fund except to the extent such shareholder is exercising a redemption of the applicable Parent Ordinary Shares in accordance with Parent’s Organizational Documents. As of the date hereof, assuming the accuracy of the representations and warranties of the Company contained herein and the compliance by the Company with its obligations hereunder, no Parent Party has any reason to believe that any of the conditions to the use of funds in the Trust Fund will not be satisfied or funds available in the Trust Fund will not be available to the Parent Parties on the Closing Date.

6.10 Listing. As of the date hereof, the Parent Units, Class A Shares and Parent Warrants are listed on the Nasdaq Capital Market, with trading symbol(s) “DECAU”, “DECA” and “DECAW”, respectively. There is no Proceeding pending or, to the knowledge of Parent, threatened against Parent by Nasdaq or the SEC with respect to any intention by such entity to prohibit or terminate the listing of the Parent Units, Parent Ordinary Shares or Parent Warrants on Nasdaq.

A-1-34

6.11 Reporting Company. Parent is a publicly-held company subject to reporting obligations pursuant to Section 13 of the Exchange Act, and the Parent Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act. There is no Proceeding pending or, to Parent’s knowledge, threatened against Parent by the SEC with respect to the deregistration of the Parent Ordinary Shares, Parent Units or Parent Warrants under the Exchange Act. Parent has taken no action in an attempt to terminate the registration of the Parent Ordinary Shares, Parent Units or Parent Warrants under the Exchange Act.

6.12 No Market Manipulation. Neither the Parent Parties nor their Affiliates have taken, and they will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the Parent Ordinary Shares to facilitate the sale or resale of the Parent Ordinary Shares or affect the price at which the Parent Ordinary Shares may be issued or resold; provided, however, that this provision shall not prevent Parent from engaging in investor relations or public relations activities consistent with past practices.

6.13 Board Approval. Parent’s board of directors (including any required committee or subgroup of its board) and the sole director of Merger Sub have, as of the date of this Agreement, unanimously (i) declared the advisability of the Merger and the transactions contemplated by this Agreement, (ii) determined that the Merger and the transactions contemplated by this Agreement are in the best interests of the shareholders of the Parent Parties, as applicable, and (iii) solely with respect to the Parent’s board of directors, determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s Organizational Documents.

6.14 Parent SEC Documents and Financial Statements.

(a) Parent has timely filed (taking into account all extensions of time to make any filing provided pursuant to Rule 12b-25 of the Exchange Act) all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will file all such forms, reports, schedules, statements and other documents required to be filed by the Parent Parties subsequent to the date of this Agreement (the “Additional Parent Parties SEC Documents”). Parent has made available to the Company true and complete copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) days prior to the date of this Agreement: (i) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (ii) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (iii) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 6.14) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i), (ii) and (iii) above, whether or not available through EDGAR, are, collectively, the “Parent SEC Documents”). The Parent SEC Documents were, and the Additional Parent Parties SEC Documents will be, prepared in all material respects in compliance with the requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and all other applicable securities laws, as the case may be, and the rules and regulations thereunder. The Parent SEC Documents did not, and the Additional Parent Parties SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent Parties SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made or will be made, as the case may be, not misleading.

(b) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent Parties SEC Documents (collectively, the “Parent Parties Financial Statements”) are complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP

A-1-35

applied on a consistent basis in all material respects and Regulation S-X or Regulation S-K, as applicable, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein. The Parent Parties Financial Statements (i) were prepared from the Books and Records of Parent; and (ii) were prepared on an accrual basis in accordance with U.S. GAAP consistently applied.

(c) Except as specifically disclosed, reflected or fully reserved against in the Parent Parties Financial Statements, and for Liabilities and obligations of a similar nature and in similar amounts incurred in the ordinary course of business since Parent’s formation, there are no material Liabilities, debts or obligations (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) relating to Parent, including with respect to the Longevity Transaction. All debts and Liabilities, fixed or contingent, which should be included under U.S. GAAP on a balance sheet are included in the Parent Parties Financial Statements.

(d) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent. None of the Parent Parties has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(e) Each of the Parent Parties has complied in all material respects with all applicable listing and corporate governance rules and regulations. The books of account, minute books and transfer ledgers and other similar Books and Records of Parent have been maintained in accordance with good business practice, are complete and correct in all material respects and there have been no material transactions that are required to be set forth therein and which have not been so set forth.

(f) There are no outstanding or unresolved comments in any comment letters received from the SEC with respect to the Parent SEC Documents. To the knowledge of Parent, none of the Parent SEC Documents is subject to ongoing SEC review or investigation as of the date hereof.

(g) To the knowledge of Parent, each director and executive officer of Parent has timely filed with the SEC all statements required with respect to Parent by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(h) Except as is not required in reliance on exemptions from various reporting requirements by virtue of Parent’s status as an “emerging growth company” within the meaning of the Exchange Act, since its initial public offering, (i) Parent has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of Parent’s financial reporting and the preparation of Parent’s financial statements for external purposes in accordance with U.S. GAAP and (ii) Parent has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) reasonably designed to ensure that all material information concerning Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is made known on a timely basis to the individuals responsible for the preparation of Parent’s SEC filings and other public disclosure documents. Such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.

(i) Parent has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with U.S. GAAP and to maintain accountability for Parent’s assets.

(j) Since the formation of Parent, except as disclosed in Parent SEC Documents, neither Parent (including, to the knowledge of Parent, any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting

A-1-36

controls utilized by Parent, (ii) any Fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.

(k) As of the date hereof, the Outstanding Parent Expense Amount does not exceed the amount set forth in Schedule 6.14(k) of the Parent Disclosure Schedules

6.15 Absence of Changes. Since January 1, 2023, except as set forth on Schedule 6.15 of the Parent Disclosure Schedules or contemplated by this Agreement, any Additional Agreements or in connection with the transactions contemplated hereby and thereby, (a) Parent has conducted its business in the ordinary course consistent with past practices in all material respects; (b) there has not been any Parent Material Adverse Effect; and (c) no Parent Party has taken any action nor has any event occurred which would have violated the covenants of the Parent Parties set forth in clauses (i)-(xiii) of Section 7.2 if such action had been taken or such event had occurred between the date hereof and the Closing Date.

6.16 Litigation. There is no Proceeding (or any basis therefor) pending against any Parent Party, any of its officers or directors or any of its securities or any of its assets or Contracts before any court, Governmental Authority or Government Official or which in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated hereby or by the Additional Agreements. There are no outstanding judgments against the Parent Parties. No Parent Party is, or has previously been, to the knowledge of the Parent Parties, subject to any Proceeding with any Governmental Authority.

6.17 Compliance with Laws. No Parent Party is in violation of, has violated, or is under investigation with respect to any violation or alleged violation of, any Law, or judgment, order or decree entered by any court, arbitrator or Governmental Authority, domestic or foreign, nor, to the knowledge of the Parent Parties, is there any basis for any such charge and no Parent Party has previously received any subpoenas by any Governmental Authority.

6.18 Money Laundering Laws. The operations of the Parent Parties are and have been conducted at all times in compliance with the Money Laundering Laws, and no Proceeding involving the Parent Parties with respect to the Money Laundering Laws is pending or, to the knowledge of the Parent Parties, threatened.

6.19 OFAC. Neither the Parent Parties, nor any director or officer of the Parent Parties (nor, to the knowledge of the Parent Parties, any agent, employee, affiliate or Person acting on behalf of the Parent Parties) is a Prohibited Party, and the Parent Parties have not, directly or indirectly, used any funds, or loaned, contributed or otherwise made available such funds to any subsidiary, joint venture partner or other Person, in connection with any sales or operations in a Sanctioned Jurisdiction, or otherwise in violation of, any U.S. sanctions administered by OFAC since April 24, 2019.

6.20 Not an Investment Company. Parent is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

6.21 Tax Matters.

(a) Except as would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each Parent Party has duly and timely filed all Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due by such Parent Party; (ii) all such Tax Returns are true, correct and complete in all material respects and disclose all Taxes required to be paid by such Parent Party; (iii) no such Tax Returns have been examined by the relevant Taxing Authority or the period for assessment for Taxes in respect of such Tax Returns has expired; (iv) there is no Proceeding, pending or proposed in writing or, to the knowledge of the Parent Parties, threatened, with respect to Taxes of the Parent Parties or for which a Lien may be imposed upon any of the Parent Parties’ assets; (v) no statute of limitations in respect of the assessment or collection of any Taxes of the Parent Parties for which a Lien may be imposed on

A-1-37

any of the Parent Parties’ assets has been waived or extended, which waiver or extension is in effect, except for automatic extensions of time to file Tax Returns obtained in the ordinary course of business; (vi) to the knowledge of the Parent Parties, the Parent Parties have complied with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Parent Parties; (vii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Parent Parties; (viii) there is no outstanding request for a ruling from any Taxing Authority, request for a consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority, or closing agreement with any Taxing Authority (within the meaning of Section 7121 of the Code or any analogous provision of the applicable Law), with respect to the Parent Parties; (ix) within the last three (3) years, no claim has been made by a Taxing Authority in a jurisdiction where the Parent Parties have not paid any tax or filed Tax Returns, asserting that the any of the Parent Parties is or may be subject to Tax in such jurisdiction; (x) no Parent Party is, or has ever been, a party to any Tax sharing or Tax allocation Contract, other than any customary commercial contract the principal subject of which is not Taxes; and (xi) neither Parent Party is currently or has ever been included in any consolidated, combined or unitary Tax Return other than a Tax Return that includes only the Parent Parties.

(b) The unpaid Taxes of the Parent Parties for the current fiscal year (i) did not, as of the most recent fiscal month end, materially exceed the reserve for Tax Liability (other than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Financial Statements and (ii) will not materially exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Parent Parties in filing its Tax Return.

(c) Neither Parent Party has taken or agreed to take any action not contemplated by this Agreement and/or any related ancillary documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. Neither Parent Party has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. This Section 6.21(c) shall not apply to any fact or action specifically contemplated under this Agreement.

(d) Neither Parent Party has engaged in any transaction that could affect the Tax liability for any taxable year not closed by the applicable statute of limitations that is a “listed transaction” within the meaning of Treasury Regulations Section 1.6001-4(b)(2).

Notwithstanding any other provision of this Agreement to the contrary, (i) the representations and warranties set forth in this Section 6.21 shall constitute the sole and exclusive representations and warranties made in this Agreement with respect to Tax matters of Parent and (ii) no representation or warranty is made in this Agreement with respect to Taxes of Parent for any taxable period (or portion thereof) beginning after the Closing Date or the existence, availability, amount, usability or limitation of any net operating loss, Tax basis, or other Tax attribute of Parent after the Closing Date.

6.22 Contracts.

(a) Schedule 6.22(a) sets forth a list of each (i) “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K) to which, as of the date of this Agreement, any Parent Party is a party or by which any of its assets are bound, each of which Parent has filed as an exhibit to the applicable Parent SEC Documents, and (ii) each other Contract to which any Parent Party is a party or by which any of its properties or assets may be bound, subject or affected that (A) creates or imposes a Liability greater than $100,000, (B) may not be cancelled by such Parent Party on less than sixty (60) days’ prior notice without payment of a penalty or termination fee or (C) prohibits, prevents, restricts or impairs in any material respect any business practice of any Parent Party as its business is currently conducted, any acquisition of material property by any Parent Party, or restricts in any material respect the ability of any Parent Party to engage in business as currently conducted by it or compete with any other Person (each, a “Parent Material Contract”). True, correct, and complete copies of the Parent Material Contracts have been delivered to the Company.

A-1-38

(b) With respect to each Parent Material Contract: (i) the Parent Material Contract was entered into in the ordinary course of business; (ii) the Parent Material Contract is legal, valid, binding and enforceable in all material respects against the applicable Parent Party and, to the knowledge of Parent, the other parties thereto, and is in full force and effect; (iii) the consummation of the transactions contemplated by this Agreement and the Additional Agreements will not affect the validity or enforceability of such Parent Material Contract; (iv) the applicable Parent Party is not in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default in any material respect by such Parent Party, or permit termination or acceleration by the other party, under such Parent Material Contract; (v) to the knowledge of Parent, no other party to any Parent Material Contract is in breach or default in any material respect, and no event has occurred that with the passage of time or giving of notice or both would constitute such a breach or default by such other party, or permit termination or acceleration by the applicable Parent Party under any Parent Material Contract; (vi) Parent has received neither written nor, to Parent’s Knowledge, oral notice of an intention by any party to any such Parent Material Contract that provides for a continuing obligation by any party thereto to terminate such Parent Material Contract or amend the terms thereof, other than modifications in the ordinary course of business that do not adversely affect any Parent Party in any material respect; and (vii) the applicable Parent Party has not waived any material rights under any such Parent Material Contract, except as would not be material to the Parent Parties.

6.23 Investigation. Each Parent Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (a) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning the business, assets, condition, operations and prospects of the Company and (b) it has been furnished with or given access to such documents and information about the Company and its business and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Additional Agreements and the transactions contemplated hereby and thereby.

6.24 Pre-Signing Certificate of Merger Filing. On or prior to the date of this Agreement, Merger Sub has, in accordance with the provisions of the DGCL, executed and filed a certificate of ownership and merger (the “Pre-Signing Certificate of Merger”) with the Secretary of State of the State of Delaware pursuant to which each of Denali SPAC Holdco, Inc., a Delaware corporation, Denali SPAC Merger Sub, Inc., a Delaware corporation, and Longevity Merger Sub, Inc., a Delaware corporation, will merge with and into Merger Sub.

6.25 Exclusivity of Representations and Warranties. NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE VI OR THE ADDITIONAL AGREEMENTS, NONE OF THE PARENT PARTIES, ANY AFFILIATE OF A PARENT PARTY OR ANY OTHER PERSON MAKES, AND THE PARENT PARTIES EXPRESSLY DISCLAIM, AND THE COMPANY HEREBY AGREE THAT IT IS NOT RELYING ON, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE ACCURACY OR COMPLETENESS OF THE MATERIALS OR ANY OTHER INFORMATION RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE PARENT PARTIES THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE PARENT PARTIES BY THE MANAGEMENT OF THE PARENT PARTIES OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ADDITIONAL AGREEMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ITS AFFILIATES IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

A-1-39

EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE VI OR THE ADDITIONAL AGREEMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY THE PARENT PARTIES ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE PARENT PARTIES, ANY AFFILIATE OF THE PARENT PARTIES OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY AFFILIATE OF THE COMPANY IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ADDITIONAL AGREEMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE VII

COVENANTS

7.1 Conduct of the Business of the Company. From the date hereof through the Closing Date, the Company shall, except as otherwise explicitly contemplated by this Agreement or the Additional Agreements or required by Law or as consented to by Parent in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) use commercially reasonable efforts (a) to conduct its Business only in the ordinary course, consistent with past practices, and (b) to preserve substantially intact its material business relationships with clients, suppliers and other third parties. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, without the written consent of Parent (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company agrees that it shall not, except as otherwise explicitly contemplated by this Agreement or the Additional Agreements, required by Law or as set forth in Schedule 7.1 of the Company Disclosure Schedules:

(i) except for the filing of the Company Certificate of Designations pursuant to the Debt Exchange Agreement and with respect to a change to the name of the Company, materially amend, modify or supplement its Organizational Documents;

(ii) amend, waive any provision of, or terminate prior to its scheduled expiration date, any Material Contract set forth on Schedule 5.13(a)(i) of the Company Disclosure Schedules;

(iii) make any capital expenditures in excess of $300,000 (individually or in the aggregate);

(iv) sell, lease, license or otherwise dispose of any of its assets or assets covered by any Contract except (i) pursuant to existing contracts or commitments disclosed herein, (ii) non-exclusive licenses of Intellectual Property in the ordinary course, and (iii) other grants and licenses of Intellectual Property that would not result in a legal transfer of title of such licensed Intellectual Property, but that may be exclusive as to territory, field of use, product, and/or indication, in all cases outside of the United States;

(v) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

(vi) other than with respect to the Outstanding Indebtedness (as defined in and contemplated by the Debt Exchange Agreement, as such indebtedness may be adjusted pursuant to the terms of such agreement), obtain or incur any Indebtedness in excess of $15,000,000 in the aggregate, including in respect of intercompany loans, advances or other debt or funding from Scilex to the Company;

(vii) (A) merge or consolidate with any other Person or (B) acquire any corporation, partnership, association or other business entity or organization or division thereof;

A-1-40

(viii) make any change in its accounting principles other than in accordance with the applicable accounting policies or methods or write down the value of any assets other than in the ordinary course of business consistent with past practice;

(ix) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $20,000;

(x) issue, redeem or repurchase any capital stock or shares, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, other than as required by the Debt Exchange Agreement;

(xi) make or change any material Tax election or change any annual Tax accounting periods; or

(xii) undertake any legally binding obligation to do any of the actions set forth the foregoing clauses (i)-(xi).

7.2 Conduct of the Business of the Parent Parties. From the date hereof through the Closing Date, Parent shall not, and shall cause Merger Sub not to, except as otherwise explicitly contemplated by this Agreement (including the Domestication) or the Additional Agreements or required by Law or as consented to by the Company in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied):

(i) except in connection with any Extension Amendment, amend, modify or supplement its Organizational Documents;

(ii) pay, declare or promise to pay any dividends or other distributions with respect to its capital stock, share capital or other equity interests;

(iii) reclassify, split, combine or subdivide any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock;

(iv) obtain or incur any Indebtedness (other than to finance Parent expenses) which Indebtedness shall not exceed (i) $250,000 in the aggregate or (ii) in the event that an Extension Amendment is in effect, $1,750,000;

(v) (A) merge or consolidate with any other Person or (B) acquire any corporation, partnership, association or other business entity or organization or division thereof;

(vi) make any change in its accounting principles other than in accordance with the applicable accounting policies;

(vii) extend any loans other than travel or other expense advances to employees in the ordinary course of business or with the principal amount not exceeding $25,000;

(viii) make or change any material Tax election or change any annual Tax accounting periods;

(ix) enter into, renew, modify or revise any contract with any current or former Affiliate of Parent;

(x) create any Subsidiary;

(xi) except as set forth on Schedule 7.2(xi) of the Parent Disclosure Schedules, enter into any new Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;

A-1-41

(xii) except as set forth on Schedule 7.2(xii) of the Parent Disclosure Schedules, issue, redeem, repurchase or otherwise acquire any capital stock, share capital, membership interests or other securities, or issue any securities exchangeable for or convertible into any share or any shares of its capital stock, or enter into any agreement with respect to the voting of its capital stock or share capital;

(xiii) withdraw, amend, modify or supplement the Pre-Signing Certificate of Merger; or

(xiv) undertake any legally binding obligation to do any of the actions set forth the foregoing clauses (i)-(xiii).

7.3 Alternative Transactions. From the date hereof through the earlier of (x) termination of this Agreement in accordance with ARTICLE IX and (y) the Effective Time, other than in connection with the transactions contemplated hereby, neither the Company, on the one hand, nor the Parent Parties, on the other hand, shall, and such Persons shall cause each of their respective officers, directors, Affiliates, managers, consultants, employees, representatives (including investment bankers, attorneys and accountants) and agents not to, directly or indirectly, (a) solicit, initiate, engage or participate in, or knowingly encourage or facilitate, negotiations with any Person concerning, or make any offers or proposals related to, any Alternative Transaction, (b) enter into, engage in or continue any discussions or negotiations with respect to an Alternative Transaction with, or provide any non-public information, data or access to employees to, any Person that has made, or to the Company’s or Parent’s knowledge, as applicable, is considering making, a proposal with respect to an Alternative Transaction or (c) approve, recommend or enter into any Alternative Transaction or any Contract related to any Alternative Transaction. For purposes of this Agreement, the term “Alternative Transaction” shall mean (other than the transactions contemplated by this Agreement) (i) with respect to the Company: (A) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases the Company, including through merger, consolidation, share exchange, business combination, amalgamation, recapitalization, other similar transaction, (B) any sale, exchange, transfer or other disposition of 25% or more of the total assets of the Company or any class or series of the share capital or capital stock or other equity interests of the Company in a single transaction or series of related transactions that, if consummated, would result in any other Person owning 25% or more of any class of equity or voting securities of the Company; or (ii) with respect to the Parent Parties, any “Business Combination” as such term is defined in Parent’s Organizational Documents.

7.4 Access to Information. From the date hereof until and including the Closing Date, the Company and the Parent Parties shall, to the best of their abilities upon reasonable advance notice, (a) continue to give each other party, its legal counsel and other representatives full access to its offices, properties, and Books and Records, (b) furnish to the other party, its legal counsel and other representatives such information relating to the business of the Company or the Parent Parties as such Persons may reasonably request and (c) cause its respective employees, legal counsel, accountants and representatives to reasonably cooperate with the other party in such other party’s investigation of its business; provided, however, that no investigation pursuant to this Section 7.4 (or any investigation prior to the date hereof) shall affect any representation or warranty given by the Company or the Parent Parties and, provided further, that any investigation pursuant to this Section 7.4 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company or the Parent Parties. Notwithstanding anything to the contrary in this Agreement, no party shall be required to provide the access described above or disclose any information if doing so is reasonably likely to (i) jeopardize protections afforded under attorney client privilege, work product doctrine or similar privilege rights, (ii) violate any contract to which it is a party or to which it is subject, duty of confidentiality or applicable Law, provided, however, that the non-disclosing party must advise the other parties that it is withholding such access and/or information and (to the extent reasonably practicable) and provide a description of the access not granted.

7.5 Notice of Certain Events. During the period of time beginning on the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with ARTICLE IX, upon becoming aware thereof, (a) the Company shall promptly notify Parent of (i) the occurrence of any change, event, effect or occurrence which constitutes, or might reasonably be expected to constitute, a Company Material Adverse Effect and (ii) any

A-1-42

Proceeding to which it is a party that, if adversely determined would prevent, materially delay or materially impede the ability of the Company to consummate the transactions contemplated by this Agreement, and (b) Parent shall promptly notify the Company of (i) the occurrence of any change, event, effect or occurrence which constitutes, or might reasonably be expected to constitute, a Parent Material Adverse Effect and (ii) any Proceeding to which any Parent Party is a party that, if adversely determined, would prevent, materially delay or materially impede the ability of any Parent Party to consummate the transactions contemplated by this Agreement. The delivery of any notice pursuant to this Section 7.5 shall in no circumstance be deemed to (x) modify the representations, warranties, covenants or agreements hereunder of the party delivering such notice; (y) modify any of the conditions set forth in ARTICLE VIII; or (z) cure or prevent any misrepresentation, inaccuracy, untruth or breach of any representation, warranty, covenant or agreement set forth in this Agreement or any Additional Agreement or failure to satisfy any condition set forth in ARTICLE VIII.

7.6 SEC Filings.

(a) The parties acknowledge that:

(i) Parent’s and the Company’s stockholders must approve the transactions contemplated by this Agreement prior to the Merger contemplated hereby being consummated and that, in connection with such approval, Parent must call a special meeting of its shareholders requiring Parent to prepare and file with the SEC a Registration Statement on Form S-4 which will contain a Proxy Statement/Prospectus;

(ii) the Parent Parties will be required to file Quarterly and Annual reports that may be required to contain information about the transactions contemplated by this Agreement; and

(iii) the Parent Parties will be required to file a Form 8-K to announce the transactions contemplated hereby and other significant events that may occur in connection with such transactions.

(b) The Parent Parties shall keep current and timely file all reports, statements and schedules required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable securities Laws. In connection with any filing the Parent Parties make with the SEC that requires information about the transactions contemplated by this Agreement to be included, the Company will, and will use its commercially reasonable efforts (subject to applicable Law) to cause its Affiliates, in connection with the disclosure included in any such filing or the responses provided to the SEC in connection with the SEC’s comments to a filing, to use their best efforts (subject to applicable Law) to (i) cooperate with the Parent Parties, (ii) respond to questions about the Company required in any filing or requested by the SEC, and (iii) provide any information requested by the Parent Parties in connection with any filing with the SEC.

(c) Company Cooperation. The Company acknowledges that a substantial portion of the filings with the SEC and mailings to Parent’s shareholders with respect to the Proxy Statement/Prospectus shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to, as promptly as reasonably practical, but subject to applicable Law, provide the Parent Parties with such information as shall be reasonably requested by the Parent Parties for inclusion in or attachment to the Proxy Statement/Prospectus, that is accurate in all material respects and complies as to form in all material respects with the requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder and in addition shall contain substantially the same financial and other information about the Company and its Stockholders as is required under Regulation 14A of the Exchange Act regulating the solicitation of proxies. The Company understands that such information shall be included in the Proxy Statement/Prospectus and/or responses to comments from the SEC or its staff in connection therewith and mailings. The Company shall cause its managers, directors, officers and employees to be reasonably available during regular business hours to the Parent Parties and their counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC. None of the information supplied or to be supplied by the Company expressly for inclusion or incorporation by reference in the Proxy Statement/

A-1-43

Prospectus will, at the date of filing and/or mailing, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company).

7.7 Financial Information.

(a) The Company shall use its commercially reasonable efforts to deliver to the Parent Parties, on or before September 13, 2024, audited financial statements of the Company as of and for the years ended December 31, 2022 and 2023, all prepared in conformity with U.S. GAAP under the standards of the Public Company Accounting Oversight Board (the “Audited 2022/2023 Financial Statements”). The Audited 2022/2023 Financial Statements shall, among other things, be (i) prepared from the Books and Records of the Company; (ii) prepared on an accrual basis in accordance with U.S. GAAP; (iii) contain and reflect all necessary adjustments and accruals for a fair presentation of the Company’s financial condition as of their dates including for all warranty, maintenance, service and indemnification obligations; and (iv) contain and reflect adequate provisions for all Liabilities for all material Taxes applicable to the Company with respect to the periods then ended. The Audited 2022/2023 Financial Statements will be complete and accurate and fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis in all material respects (except as may be specifically indicated in the notes thereto), the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein. The Company will provide additional financial information as reasonably requested by the Parent Parties for inclusion in any filings to be made by the Parent Parties with the SEC. If reasonably requested by the Parent Parties, the Company shall use its reasonable best efforts to cause such information to be reviewed or audited by the Company’s auditors.

(b) The parties hereto shall use their reasonable best efforts to cooperate with each other in connection with the preparation of customary pro forma financial statements that are required to be included in the Proxy Statement/Prospectus. Without limiting the foregoing, the parties shall (i) reasonably assist the other parties in causing to be prepared in a timely manner any financial information or statements (including customary pro forma financial statements) that involve financial information or statements of Parent or the Company as the case may be and that are required to be included in the Proxy Statement/Prospectus and (ii) obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.

7.8 Annual and Interim Financial Statements. From the date hereof through the Closing Date, within forty-five (45) calendar days following the end of each three-month quarterly period, the Company shall deliver to the Parent Parties, for the first three quarters of the 2024 fiscal year, unaudited reviewed quarterly financial statements of the Company. The Company shall also, as soon as reasonably practicable after receipt by the Company thereof, deliver to the Parent Parties copies of any audited annual consolidated financial statements of the Company that the Company’s auditor may issue.

7.9 Company Review. At a reasonable time prior to the filing, issuance, or other submission or public disclosure of any statement, filing, notice, application, press release or other document made by or on behalf of the Parent Parties to any Governmental Authority or other third party in connection with the transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, and amendment or supplement thereto and any other filing with the SEC, or the submission of responses to comments from the SEC or its staff in connection therewith, the Company and its counsel shall be given a reasonable opportunity to review and comment upon such document or response and give its written consent to the form thereof prior to filing, issuance, submission or disclosure thereof. Furthermore, the Parent Parties shall consider the comments of the Company or its counsel in good faith and cooperate and mutually agree upon any response to any SEC comments on any such document. The Parent Parties shall provide the Company and its counsel with a reasonable opportunity to participate in the response of Parent to any written or oral comments received from the SEC or its staff.

A-1-44

7.10 Nasdaq Listing. Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (b) Parent to satisfy all applicable initial and continuing listing requirements of Nasdaq and (c) the Domesticated Parent Common Shares issuable in accordance with this Agreement, including the Merger, to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.

7.11 Section 16 Matters. Prior to the Effective Time, Parent’s board of directors, or an appropriate committee of “non-employee directors” (as defined in Rule 16b-3 under the Exchange Act) thereof, shall adopt a resolution consistent with the interpretive guidance of the SEC so that the acquisition of Domesticated Parent Common Shares (including, in each case, securities deliverable upon exercise, vesting or settlement of any derivative securities) pursuant to this Agreement (and the other agreements contemplated hereby), by any person owning securities of the Company who is expected to become a director or officer (as defined under Rule 16a-1(f) under the Exchange Act) of Parent following the Closing shall be an exempt transaction for purposes of Section 16(b) of the Exchange Act pursuant to Rule 16b-3 thereunder.

7.12 Trust Account. Subject to the satisfaction or valid waiver of the conditions in ARTICLE VIII, the Parent Parties shall make appropriate arrangements to cause the funds in the Trust Account to be disbursed at Closing in accordance with the Investment Management Trust Agreement and for the payment of (a) all amounts payable to holders of Parent Ordinary Shares who shall have validly redeemed their Parent Ordinary Shares upon acceptance by Parent of such Parent Ordinary Shares, (b) the expenses of the Company and the Parent Parties to the third parties to which they are owed, (c) the Deferred Underwriting Amount to the underwriter in the IPO and (d) following the payment of any amounts required pursuant to the preceding clauses (a) through (c), the remaining monies in the Trust Account to the Parent Parties. The Parent Parties shall not agree to, or permit, any amendment or modification of, or waiver under, the Investment Management Trust Agreement without the prior written consent of the Company.

7.13 Directors’ and Officers’ Indemnification and Insurance.

(a) The parties agree that all rights to exculpation, indemnification and advancement of expenses existing in favor of the current or former directors and officers of the Parent Parties and the Company as provided in their respective Organizational Documents (the “D&O Indemnified Persons”), in each case as in effect on the date of this Agreement, or under any indemnification, employment or other similar agreements between any D&O Indemnified Person and any of the Parent Parties in effect on the date hereof and disclosed in Schedule 7.13(a), shall survive the Closing and continue in full force and effect in accordance with their respective terms to the fullest extent permitted by applicable Law. For a period of six (6) years after the Effective Time, Parent shall cause the Organizational Documents of Parent and the Surviving Corporation to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses to the D&O Indemnified Persons than are set forth as of the date of this Agreement in the Organizational Documents of the Parent Parties and the Company, as applicable, to the fullest extent permitted by applicable Law. The provisions of this Section 7.13 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each of the D&O Indemnified Persons and their respective heirs and representatives.

(b) For a period of six (6) years from the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering the D&O Indemnified Persons on terms not less favorable than the terms of the current directors’ and officers’ liability insurance policies under which each such D&O Indemnified Person is currently covered, provided however, that Parent may instead cause coverage to be extended under the applicable existing policy by obtaining a “tail” insurance policy that provides coverage for up to a six-year period from the Effective Date, for the benefit of the D&O Indemnified Persons (the “D&O Tail Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the applicable existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. Parent shall cause such D&O Tail Insurance to be maintained in full force and effect, for its full term, and cause the other Parent Parties to honor all obligations thereunder.

A-1-45

7.14 “Blank-Check Company”. In addition to, and not in limitation of, the restrictions set forth in Section 7.2, from the date hereof through the Effective Time, the Parent shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a Nasdaq-listed special purpose acquisition company pending the completion of the transactions contemplated hereby.

7.15 Reasonable Best Efforts; Support of Transaction. Subject to the terms and conditions of this Agreement (the obligations of which, for the avoidance of doubt, shall control to the extent of any conflict with the succeeding provisions of this Section 7.15), (i) each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including the satisfaction (but not waiver) of the closing conditions set forth in ARTICLE VIII and obtaining approval for the listing of the Domesticated Parent Common Shares and Domesticated Parent Warrants issued pursuant to this Agreement on the Stock Exchange. In furtherance thereof, the parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

7.16 HSR Act; Other Filings.

(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening of competition, or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly (and in connection with any required filings under the HSR Act, no later than ten (10) Business Days after the date of this Agreement) make, or cause to be made, any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and use reasonable best efforts to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act. Parent and the Company shall each pay 50% of any filing fees and other charges for the filing under the HSR Act.

(b) Each party hereto shall, in connection with its efforts to obtain all requisite approvals and authorizations for the transactions contemplated hereby under any Antitrust Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its Affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any Proceedings initiated by a private person; (ii) keep the other parties reasonably informed of any communication received by such party or its Affiliates and their Representatives from, or given by such party or its Affiliates or Representatives to, any Governmental Authority and of any communication received or given in connection with any Proceeding by a private person, in each case regarding any of the transactions contemplated hereby; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any Proceeding by a private person, with any other Person, and to the extent permitted by such Governmental Authority or other Person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the transactions contemplated hereby, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority.

(c) No party hereto shall take any action that could reasonably be expected to materially and adversely affect or materially delay the approval of any Governmental Authority of any required filings or applications

A-1-46

under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties hereto to consummate the transactions contemplated hereby, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

7.17 Tax Matters.

(a) Tax Opinions. If, in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus, the SEC requires that tax opinions be prepared and submitted, Parent, Merger Sub, and/or the Company shall deliver to Paul Hastings LLP and/or Winston & Strawn LLP, respectively, customary Tax representation letters satisfactory to such counsel, dated and executed as of the date the Registration Statement and Proxy Statement/Prospectus shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement and Proxy Statement/Prospectus.

(b) Tax Matters Cooperation. Each of the parties hereto shall (and shall cause its respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another party hereto, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information reasonably relevant to any tax proceeding or audit, making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(c) Transfer Taxes. Notwithstanding anything to the contrary contained herein, all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Merger, and the other transactions contemplated hereby shall be borne by Parent, which shall file all necessary Tax Returns with respect to all such Taxes and timely pay (or cause to be timely paid) to the applicable Governmental Authority such Taxes. The parties agree to reasonably cooperate to (i) sign and deliver such resale and other certificates or forms as may be necessary or appropriate to establish an exemption from (or otherwise reduce) any such Taxes and (ii) prepare and file (or cause to be prepared and filed) all Tax Returns in respect of any such Taxes.

(d) Parent shall retain all Books and Records with respect to Tax matters of the Company for Pre-Closing Periods for at least seven (7) years following the Closing Date and shall abide by all record retention agreements entered into by or with respect to the Company with any Taxing Authority.

7.18 Compliance with SPAC Agreements. The Parent Parties shall comply with each of the applicable agreements entered into in connection with the IPO in all material respects, including that certain Registration Rights Agreement, dated as of April 6, 2022 by and between Parent and the investors named therein.

7.19 Company Stockholder Approval. Following the Registration Statement being declared effective under the Securities Act, the Company shall use its reasonable best efforts to obtain and deliver to Parent, a written consent of the Stockholders constituting the Requisite Company Vote (the “Company Stockholder Written Consent”).

7.20 Parent Special Meeting; Form S-4.

(a) As promptly as practicable following the execution and delivery of this Agreement, Parent shall prepare, with the assistance of the Company, and cause to be filed with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, and including the Proxy Statement/Prospectus contained therein, the “Registration Statement”) in connection with the registration under the Securities Act of (i) the Domesticated Parent Common Shares, the Domesticated Parent Warrants and the Domesticated Parent Units to be issued upon the conversion of the issued and outstanding Parent Ordinary Shares, Parent Warrants and Parent Units, respectively, pursuant to the Domestication and (ii) the other Domesticated Parent Common Shares to be

A-1-47

issued under this Agreement, which Registration Statement will also contain the Proxy Statement/Prospectus. The Registration Statement shall include a proxy statement of Parent as well as a prospectus for the offering of shares to Stockholders (as amended, the “Proxy Statement/Prospectus”) for the purpose of soliciting proxies from Parent shareholders for the matters to be acted upon at the Parent Special Meeting and providing the public shareholders of Parent an opportunity in accordance with Parent’s Organizational Documents and the final IPO prospectus of Parent, dated April 6, 2022 (the “Prospectus”) to have their Parent Ordinary Shares redeemed in conjunction with the shareholder vote on the Parent Shareholder Approval Matters (as defined below).

(b) The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the Domestication and Plan of Domestication, (ii) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Merger, by the holders of Parent Ordinary Shares in accordance with Parent’s Organizational Documents, the DGCL and the rules and regulations of the SEC and Nasdaq, (iii) adoption of the Parent Certificate of Incorporation and the Parent Bylaws in connection with the Domestication, (iv) election of the directors of Parent, (v) the adoption and approval of the issuance of the Domesticated Parent Common Shares in connection with the transactions contemplated by this Agreement as required by Nasdaq listing requirements, (vi) the exchange of Company Options for Domesticated Parent Options, as contemplated by Section 4.2 (such approval, the “Option Exchange Approval”), (vii) the adoption and approval of each other proposal that either the SEC or Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Proxy Statement/Prospectus or in correspondence related thereto, (viii) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement, and (ix) approval to adjourn the Parent Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the approvals described in foregoing clauses (i) through (ix), collectively, the “Parent Shareholder Approval Matters”). Without the prior written consent of the Company, the Parent Shareholder Approval Matters shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s shareholders at the Parent Special Meeting. Neither Parent’s board of directors nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) Parent’s board of director’s recommendation that the Parent shareholders vote in favor of the adoption of the Parent Shareholder Approval Matters. The Parent Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on and approve in writing the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the same with the SEC.

(c) The Company shall provide the Parent Parties with such information concerning the Company and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Company shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not materially misleading (subject to the qualifications and limitations set forth in the materials provided by the Company). If required by applicable SEC rules or regulations, such financial information provided by the Company must be reviewed or audited by the Company’s auditors. The Parent Parties shall provide such information concerning each Parent Parties and its equity holders, officers, directors, employees, assets, Liabilities, condition (financial or otherwise), business and operations that may be required or appropriate for inclusion in the Proxy Statement/Prospectus, or in any amendments or supplements thereto, which information provided by the Parent Parties shall be true and correct and not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they are made, not materially misleading.

(d) Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Proxy Statement/Prospectus to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after

A-1-48

such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement/Prospectus. Promptly after the Registration Statement is declared effective under the Securities Act, Parent will cause the Proxy Statement/Prospectus to be mailed to shareholders of Parent. Parent also agrees to use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated hereby.

(e) Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Registration Statement and any amendment to the Registration Statement filed in response thereto. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such party shall promptly inform the other parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Parent shall cause the Registration Statement as so amended or supplemented, which is mutually agreed upon by Parent and the Company, to be filed with the SEC and to be disseminated to the holders of shares of Parent Ordinary Shares pursuant to applicable Law and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents and the Company’s Organizational Documents. Each of the Company and Parent shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Parent or the Company receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff.

(f) Each of the parties shall, and shall cause each of its Subsidiaries to, make their respective directors, officers and employees, upon reasonable advance notice, available at a reasonable time and location to the Company, the Parent Parties and their respective Representatives in connection with the drafting of the public filings with respect to the transactions contemplated by this Agreement, including the Proxy Statement/Prospectus, and responding in a timely manner to comments from the SEC. The Parent Parties shall cause the Proxy Statement/Prospectus to be disseminated to Parent’s shareholders, in each case as and to the extent required by applicable Laws and subject to the terms and conditions of this Agreement and Parent’s Organizational Documents.

(g) Parent shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the Registration Statement and Proxy Statement/Prospectus or the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto or the suspension of the qualification of the Parent Ordinary Shares for offering or sale in any jurisdiction, of the initiation or written threat of any Proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or Proxy Statement/Prospectus or for additional information and Parent and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated.

(h) As promptly as reasonably practicable following the time at which the Proxy Statement/Prospectus is declared effective under the Securities Act, Parent shall (i) establish the record date for, duly call, give notice of and (ii) duly convene and hold the Parent Special Meeting. Parent may postpone or adjourn the Parent Special Meeting (x) to solicit additional proxies for the purpose of obtaining Parent’s shareholders’ approval, (y) due to the absence of a quorum or (z) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that Parent has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s shareholders prior to the Parent Special Meeting; provided, however, that, without the consent of the Company, in no event shall Parent adjourn the Parent Special Meeting for more than 15 Business Days or to a date that is beyond the Outside Date.

A-1-49

7.21 Confidentiality. Except as necessary to complete the Proxy Statement/Prospectus, the Company, on the one hand, and the Parent Parties, on the other hand, shall hold and shall cause their respective Representatives to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Law, all documents and information concerning the other party furnished to it by such other party or its representatives in connection with the transactions contemplated by this Agreement (except to the extent that such information can be shown to have been (a) previously known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources, which source is not the agent of the other party, by the party to which it was furnished), and each party shall not release or disclose such information to any other Person, except its representatives in connection with this Agreement. In the event that any party believes that it is required to disclose any such confidential information pursuant to applicable Laws, such party shall give timely written notice to the other parties so that such parties may have an opportunity to obtain a protective order or other appropriate relief. Each party shall be deemed to have satisfied its obligations to hold confidential information concerning or supplied by the other parties if it exercises the same care as it takes to preserve confidentiality for its own similar information, but in no event less than reasonable care. The parties acknowledge that some previously confidential information will be required to be disclosed in the Proxy Statement/Prospectus.

7.22 Certain Compensation Arrangements. Parent hereby acknowledges the compensation arrangements set forth on Schedule 7.22 of the Company Disclosure Schedules, which arrangements shall become effective as of the Closing, subject to necessary approvals; provided, however, that the actual grant of the equity awards included in any such arrangements may be deferred until after Parent has filed its first Registration Statement on Form S-8 following the Closing.

7.23 Extension Proposal.

(a) In the event that it is reasonably determined by Parent and the Company on February 11, 2025 (or such other date that is agreed to in writing by Parent and the Company) that it is reasonably likely that the Merger will not be consummated by April 11, 2025, then upon the written request of Parent or the Company to the other party, then Parent and the Company (i) shall reasonably cooperate with respect to the preparation, filing and mailing of a proxy statement and any other materials necessary to solicit proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for purpose of such vote, in favor of (A) amending Parent’s Organizational Documents (such amendment, the “Extension Amendment”) to extend the final date in respect of which Parent must consummate a Business Combination thereunder to the date that that is six (6) months following delivery of the Audited 2022/2023 Financial Statements to the Parent Parties pursuant to Section 7.8 or such other date that is mutually agreed to by the Company and Parent in writing (the “Extension Date”) and (B) such other matters as the Company and Parent shall mutually determine to be necessary or appropriate in order to effect the Extension Amendment; and (ii) execute and deliver such other documents and take such other actions, as may reasonably be necessary to effectuate the Extension Amendment. Notwithstanding anything to the contrary, the right to make a written request pursuant to the preceding sentence shall not be available to a party if the potential failure of the Merger to be consummated by April 11, 2025 was due to such party’s breach of or failure to perform any of its covenants or agreements set forth in this Agreement in any material respect.

(b) As promptly as reasonably practicable following the time at which the proxy statement contemplated by Section 7.23(a) is cleared by the SEC, Parent shall (i) establish the record date for, duly call, give notice of and (ii) duly convene and hold the applicable extraordinary general meeting.

7.24 Interim Financing. Parent and the Company shall use their commercially reasonable efforts to assure that, as mutually determined by Parent and the Company, Parent will have sufficient funds at the Closing to pay the Outstanding Parent Expense Amount and the Outstanding Company Expense Amount in full. Such efforts may include, without limitation, obtaining a backstop, put, forward contract, debt, equity or convertible financing, or other similar arrangement, in each case, on terms that are mutually agreed to by Parent and the Company.

A-1-50

7.25 Certificate of Designations. Following the effectiveness of the Domestication and the filing of the Parent Certificate of Incorporation, but prior to the Effective Time, Parent shall file with the Secretary of State of Delaware a certificate of designations in the form attached as Exhibit E (the “Domesticated Parent Certificate of Designations”), which provides for, among other things, the designations, powers, rights and preferences and qualifications, limitations and restrictions of the “Series A Preferred Stock” of Parent (such shares, “Domesticated Parent Preferred Shares”). For the avoidance of doubt, the Domesticated Parent Certificate of Designations shall not be considered part of the Organizational Documents of the Parent.

7.26 Executive Employment Agreements. Prior to the Effective Time, the Company shall enter into employment agreements, on a form reasonably acceptable to Sponsor, with each of the Company Key Executives to be effective as of, and contingent upon, consummation of the Merger.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Condition to the Obligations of the Parties. The obligations of all of the parties hereto to consummate the Closing are subject to the satisfaction of all the following conditions:

(a) There shall be no Order, statute, rule or regulations enjoining or prohibiting the consummation of the Merger; provided that the Governmental Authority issuing such Order has jurisdiction over the parties hereto with respect to the transactions contemplated hereby.

(b) The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.

(c) The Parent Shareholder Approval Matters that are submitted to the vote of the shareholders of Parent at the Parent Special Meeting in accordance with the Proxy Statement and Parent’s Organizational Documents shall have been approved by the requisite vote of the shareholders of Parent at the Parent Special Meeting in accordance with Parent’s Organizational Documents and applicable Law (the “Required Parent Shareholder Approval”).

(d) The Company Stockholder Written Consent shall have been obtained.

(e) All required filings under the HSR Act, and other applicable Antitrust Laws, shall have been completed and any applicable waiting period, any extensions thereof, and any commitments by the parties not to close before a certain date under a timing agreement entered into with a Governmental Authority shall have expired or otherwise been terminated.

8.2 Conditions to Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Closing is subject to the satisfaction, or the waiver at the Parent Parties’ sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed all of its obligations hereunder required to be performed by it at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Company contained in ARTICLE V disregarding all qualifications and exceptions contained herein relating to materiality or Company Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement, and (ii) be true and correct as of the Closing Date (other than, in each case, if the representations and warranties that speak as of a specific date, then such representations and warranties need only to be true and correct as of such date), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Company Material Adverse Effect.

A-1-51

(c) Since the Signing Date, no Company Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

(d) The Parent Parties shall have received a certificate signed by the Chief Executive Officer and Chief Financial Officer of the Company certifying the satisfaction of the conditions set forth in clauses (a) through (c) of this Section 8.2.

(e) The Parent Parties shall have received (i) a copy of the Organizational Documents of the Company as in effect as of the Closing Date, (ii) copies of (A) resolutions duly adopted by the board of directors of the Company authorizing this Agreement and the transactions contemplated hereby and (B) the Company Stockholder Written Consent, and (iii) a recent certificate of good standing as of a date no later than five (5) days prior to the Closing Date regarding the Company from the Secretary of State of the State of Delaware.

(f) The Parent Parties shall have received a copy of each of the Additional Agreements to which the Company is a party, duly executed by the Company and by all other parties thereto, and each such Additional Agreement shall be in full force and effect.

8.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the Closing is subject to the satisfaction, or the waiver at the Company’s discretion, of all of the following further conditions:

(a) The Parent Parties shall have duly performed all of their obligations hereunder required to be performed by them at or prior to the Closing Date in all material respects, unless the applicable obligation has a materiality qualifier in which case it shall be duly performed in all respects.

(b) All of the representations and warranties of the Parent Parties contained in ARTICLE V of this Agreement, disregarding all qualifications and exceptions contained herein relating to materiality or Parent Material Adverse Effect, regardless of whether it involved a known risk, shall: (i) be true and correct at and as of the date of this Agreement and (ii) be true and correct as of the Closing Date (other than in each case except for representation and warranties that speak as of a specific date, in which case such representations and warranties need only to be true and correct as of such), in the case of (i) and (ii), other than as would not in the aggregate reasonably be expected to have a Parent Material Adverse Effect.

(c) Since the date of this Agreement, no Parent Material Adverse Effect has occurred that is continuing, regardless of whether it involved a known risk.

(d) The Company shall have received a certificate signed by an authorized officer of each of the Parent Parties certifying the satisfaction of the conditions set forth in clauses (a) through (c) of this Section 8.3.

(e) From the date hereof until the Closing, the Parent Parties shall have been in material compliance with the reporting requirements under the Securities Act and the Exchange Act applicable to the Parent Parties.

(f) Each of the Parent Parties shall have executed and delivered to the Company each Additional Agreement to which it is a party.

(g) The directors designated by the Company shall have been appointed or elected to the board of directors of Parent, effective at the Effective Time.

(h) The Domesticated Parent Common Shares and Domesticated Parent Warrants shall remain listed on Nasdaq through the Effective Time, the listing application for the listing of the Domesticated Parent Common Shares and Domesticated Parent Warrants following the Effective Time shall have been approved by the applicable Stock Exchange, and as of the Closing Date, Parent shall not have received any written notice from the Stock Exchange that it has failed, or would reasonably be expected to fail to meet such Stock Exchange’s continued listing requirements as of immediately following the Closing for any reason, where such notice has not been subsequently withdrawn by the Stock Exchange or the underlying failure appropriately remedied or satisfied.

A-1-52

(i) The Domestication shall have been completed as provided in ARTICLE II and a time-stamped copy of the Certificate of Domestication issued by the Secretary of State of the State of Delaware in relation thereto shall have been delivered to the Company.

(j) The Investment Management Trust Agreement shall have been amended solely to the extent necessary to enable the intended effects of the Amended Underwriting Agreement without breach of, or other conflict with, the Investment Management Trust Agreement as so amended.

(k) Scilex Holding Company shall have (i) paid in full all obligations owed under that certain Senior Secured Promissory Note, dated September 21, 2023 (the “Oramed Note”), or (ii) obtained the full release of the Company as a guarantor of the Oramed Note as set forth in that certain Subsidiary Guarantee, dated September 21, 2023, by the Company and certain other parties thereto.

(l) The Domesticated Parent Certificate of Designations shall have been filed with, and accepted by, the Secretary of State of the State of Delaware.

(m) The Pre-Signing Certificate of Merger shall have become effective in accordance with its terms and the DGCL.

ARTICLE IX

TERMINATION

9.1 Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a) by the mutual written consent of the Company and Parent;

(b) by Parent, if any of the representations or warranties of the Company set forth in ARTICLE V shall not be true and correct, or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Parent Parties) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to the Company; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(b) if any Parent Party is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

(c) by the Company, if any of the representations or warranties of any Parent Party set forth in ARTICLE VI shall not be true and correct, or if any Parent Party has failed to perform any covenant or agreement on its part set forth in this Agreement (including an obligation to consummate the Closing), in each case such that the conditions to Closing set forth in either Section 8.3(a) or Section 8.3(b) would not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failure to perform any covenant or agreement, as applicable, are not cured (or waived by the Company) by the earlier of (i) the Outside Date or (ii) 30 days after written notice thereof is delivered to Parent; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(c) if the Company is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured;

(d) by either the Company or Parent:

(i) on or after 11:59 p.m. Pacific Time on January 31, 2025, or such later date as agreed to in writing between the Company and the Parent (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided, however, that if an Extension Amendment shall be in effect, the Outside Date shall be the Extension Date; or

A-1-53

(ii) if any Order having the effect set forth in Section 8.1(a) shall be in effect and shall have become final and non-appealable;

(e) by the Company if any of the Parent Shareholder Approval Matters (other than the Parent Shareholder Approval Matters described in Section 7.20(a)) shall fail to receive the Required Parent Shareholder Approval at the Parent Special Meeting (unless such Parent Special Meeting has been adjourned or postponed, in which case at the final adjournment or postponement thereof);

(f) by Parent if the Company Stockholder Written Consent shall not have been obtained within five (5) Business Days following the Registration Statement being declared effective by the SEC, provided that the termination right under this Section 9.1(f) shall be of no further force or effect if the Company Written Stockholder Consent is delivered to the Parent Parties prior to the termination of this Agreement (even if after the five (5) Business Day period provided above); or

(g) by Parent, in the event that the Audited 2022/2023 Financial Statements have not been delivered to the Parent Parties on or before 11:59 p.m. Pacific Time on September 13, 2024 and remain undelivered prior to the termination of this Agreement pursuant to this Section 9.1(g).

9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1 (other than termination pursuant to Section 9.1(a)), written notice thereof shall be given by the party desiring to terminate to the other party or parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall following such delivery become null and void (other than the provisions of ARTICLE X and this Section 9.2), and there shall be no Liability on the part of any Parent Party or their respective directors, officers and Affiliates; provided, however, that nothing in this Agreement will relieve any party from Liability for any Fraud or Willful Breach.

ARTICLE X

MISCELLANEOUS

10.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, on the date of delivery; (b) if by electronic means (including email), on the date that transmission is confirmed electronically; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (following the Closing), to:

Semnur Pharmaceuticals, Inc.

960 San Antonio Road

Palo Alto, CA 94303

Email: jshah@scilexholding.com

with a copy to (which shall not constitute notice):

Paul Hastings LLP

1117 S. California Avenue

Palo Alto, CA 94304

Attention: Jeffrey T. Hartlin, Esq.; Elizabeth A. Razzano, Esq.

Email: jeffhartlin@paulhastings.com; elizabethrazzano@paulhastings.com

A-1-54

if to any Parent Party:

Denali Capital Acquisition Corp.

437 Madison Avenue. 27th Floor

New York, New York 10022

Attn: Lei Huang

Email: lei.huang@itradeup.com

with a copy to (which shall not constitute notice):

Winston & Strawn LLP

800 Capitol Ave, Suite 2400

Houston, TX 77002

Attention: Michael J. Blankenship

Email: mblankenship@winston.com

10.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each of the Parent Parties and the Company, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

10.3 Nonsurvival of Representations. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and shall terminate and expire upon the occurrence of the Effective Time (and there shall be no Liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring on or after the Closing and (b) this Section 10.3.

10.4 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

10.5 Publicity. Except as required by law and except with respect to the Parent SEC Documents, the parties agree that neither they nor their agents shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by law, the parties will use their reasonable best efforts to cause a mutually agreeable release or public disclosure to be issued.

A-1-55

10.6 Expenses. Each party shall bear its own costs and expenses in connection with this Agreement and the transactions contemplated hereby; provided, however, that at the Closing, all of Parent’s and the Company’s unpaid Transaction Expenses shall be paid pursuant to Section 4.5(b).

10.7 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law, or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void, in addition to constituting a material breach of this Agreement.

10.8 Entire Agreement. This Agreement together with the Additional Agreements, the Company Disclosure Schedules and the Parent Disclosure Schedules, and any exhibits and schedules attached hereto or thereto, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. Except as otherwise expressly stated herein or any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof.

10.9 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

10.10 Construction of Certain Terms and References; Captions. In this Agreement:

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement, and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine, or neuter gender, includes the others, unless the context otherwise requires; “including” means “including without limitation;” “or” means “and/or;” “any” means “any one, more than one, or all;” and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied by the Company.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law includes any rule, regulation, ordinance, or the like promulgated thereunder, in each case, as amended, restated, supplemented, or otherwise modified from time to time. Any reference to a numbered schedule means the same-numbered section of the disclosure schedule.

(e) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(f) Captions are not a part of this Agreement, but are included for convenience, only.

(g) For the avoidance of any doubt, all references in this Agreement to “the knowledge or best knowledge of the Company” or similar terms shall be deemed to include the actual knowledge of Jaisim Shah and Dmitri Lissin following reasonable due inquiry of such individual’s appropriate direct reports with respect to the particular matter in question.

A-1-56

(h) For purposes of this Agreement, information and documents shall be deemed to have been “provided,” “delivered” or “made available” to a Parent Party if such information was posted to the electronic data room hosted by ShareFile under the project name “Pipeline – SP-102 Project” at https://projectsemnur.securevdr.com/home/shared/fo5a5437-0ba8-4873-84a0-9640093bd69d at least two Business Days prior to the date of this Agreement.

10.11 Further Assurances. Each party hereto shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

10.12 Third Party Beneficiaries. Except as set forth in Section 7.13 and Section 10.19 following the Effective Time, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

10.13 Waiver. The Company has read the Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Investment Management Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Investment Management Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company hereby agrees that it does not have any right, title, interest or claim of any kind in or to any monies in the Trust Account and hereby agrees that he, she or it will not seek recourse against the Trust Account for any claim it may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent; provided, however, that (a) nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against Parent for legal relief against monies or other assets held outside the Trust Account, for specific performance or other equitable relief in connection with the consummation of the transactions (including a claim for Parent to specifically perform its obligations under this Agreement and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the redemption of Parent Ordinary Shares) to the Company in accordance with the terms of this Agreement, the Organizational Documents of Parent and the Investment Management Trust Agreement) so long as such claim would not affect Parent’s ability to fulfill its obligation to effectuate the redemption of Parent Ordinary Shares; and (b) nothing herein shall serve to limit or prohibit any claims that the Company may have in the future against Parent’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds).

10.14 Non-Recourse. Except in the case of claims against a Person in respect of such Person’s Fraud:

(a) solely with respect to the Company, Parent and Merger Sub, this Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the Company, Parent and Merger Sub as named parties hereto; and

(b) except to the extent a party hereto (and then only to the extent of the specific obligations undertaken by such party hereto), (i) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of the Company, Parent or Merger Sub and (ii) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or representative or Affiliate of any of the foregoing, shall have any Liability (whether in Contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other Liabilities of any one or more of the Company, Parent or Merger Sub under this Agreement for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

10.15 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

A-1-57

10.16 Jurisdiction. Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 10.16

10.17 Waiver of Jury Trial; Exemplary Damages.

(a) THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING OF ANY KIND OR NATURE, IN ANY COURT IN WHICH A PROCEEDING MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

(b) Each of the parties to this Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

10.18 Company and Parent Disclosure Schedules. The Company Disclosure Schedules and the Parent Disclosure Schedules (collectively, “Disclosure Schedules”) referenced herein are incorporated by reference into this Agreement. All references herein to the Company Disclosure Schedules and/or the Parent Disclosure Schedules shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. Any disclosure made by a party in the applicable Disclosure Schedules or any schedule thereof, with a reference to any corresponding section of this Agreement or schedule of the applicable Disclosure Schedules shall be deemed to be a disclosure with respect to such other applicable sections of this Agreement or schedules of the applicable Disclosure Schedules if it is reasonably apparent on the face of such disclosure that such disclosure is responsive to such other section of this Agreement or schedule of the applicable Disclosure Schedules. Certain information set forth in the Disclosure Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement. The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

10.19 Conflicts and Privilege.

(a) Each of the parties hereto, on its own behalf and on behalf of its Representatives (including, after the Closing, the Surviving Corporation), hereby agree that, in the event that a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the Sponsor, the stockholders or holders of other equity securities of Parent or the Sponsor and/or any of their respective

A-1-58

directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Parent Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Company Group, on the other hand, any legal counsel, including Winston & Strawn LLP, that represented Parent and/or the Sponsor prior to the Closing may represent the Sponsor and/or any other member of the Parent Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation and/or the Sponsor. Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among Parent, the Sponsor and/or any other member of the Parent Group, on the one hand, and Winston & Strawn LLP, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Parent Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by the Company prior to the Closing with Parent or the Sponsor under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

(b) Parent and the Company, on behalf of their respective successors and assigns (including, after the Closing, the Surviving Corporation), hereby agree that, in the event a dispute with respect to this Agreement or the transactions contemplated hereby arises after the Closing between or among (x) the stockholders or holders of other equity securities of the Company and/or any of their respective directors, members, partners, officers, employees or Affiliates (other than the Surviving Corporation) (collectively, the “Company Group”), on the one hand, and (y) the Surviving Corporation and/or any member of the Parent Group, on the other hand, any legal counsel, including Paul Hastings LLP (“PH”) that represented the Company prior to the Closing may represent any member of the Company Group in such dispute even though the interests of such Persons may be directly adverse to the Surviving Corporation, and even though such counsel may have represented Parent and/or the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Surviving Corporation, further agree that, as to all legally privileged communications prior to the Closing (made in connection with the negotiation, preparation, execution, delivery and performance under, or any dispute or Proceeding arising out of or relating to, this Agreement, any Additional Agreements or the transactions contemplated hereby or thereby) between or among the Company and/or any member of the Company Group, on the one hand, and PH, on the other hand, the attorney-client privilege and the expectation of client confidence shall survive the Merger and belong to the Company Group after the Closing, and shall not pass to or be claimed or controlled by the Surviving Corporation. Notwithstanding the foregoing, any privileged communications or information shared by Parent prior to the Closing with the Company under a common interest agreement shall remain the privileged communications or information of the Surviving Corporation.

10.20 Counterparts; Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures (each of which may be an electronic signature, including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or comparable Law e.g., www.docusign.com or www.HelloSign.com) of all other parties.

[signature pages follow]

A-1-59

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:

DENALI CAPITAL ACQUISITION CORP.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

Merger Sub:

DENALI MERGER SUB INC.

By:	/s/ Peter Xu
Name: Peter Xu
Title: President

[Signature Page to the Agreement and Plan of Merger]

A-1-60

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Company:

SEMNUR PHARMACEUTICALS, INC.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer

[Signature Page to the Agreement and Plan of Merger]

A-1-61

Annex A-2

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of April 16, 2025, is made and entered into by and among Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing, “Parent”), Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub” and together with Parent, collectively, the “Parent Parties”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Parent Parties and the Company have entered into an Agreement and Plan of Merger, dated as of August 30, 2024 (the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the Surviving Corporation;

WHEREAS, pursuant to Section 10.2(a) of the Merger Agreement, the Merger Agreement may be amended by a writing signed by each of the Parent Parties and the Company; and

WHEREAS, each of the Parent Parties and the Company desire to amend the Merger Agreement in certain respects as described in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Amendment as if fully set forth below, and intending to be legally bound hereby, the parties hereto accordingly agree as follows.

1. Definitions. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. Amendment to the Merger Agreement.

(a) The following definitions are hereby added to Article I of the Merger Agreement in alphabetical order:

““First Amendment” means that certain Amendment No. 1 to the Merger Agreement, dated as of April 16, 2025, by and among Parent, Merger Sub and the Company.”

““Nasdaq De-Listing” means the de-listing of the Parent Units, Class A Shares and Parent Warrants from trading on Nasdaq for any reason, including due to the failure of Parent to satisfy Nasdaq’s continued listing requirements pursuant to Nasdaq Listing Rule 5450(b)(2)(A) and/or Listing Rule IM-5101-2(b).”

““OTC Markets” means the OTC Markets Group, Inc.”

““OTC Markets Listing Date” means the first date on which the Parent Units, Class A Shares and Parent Warrants (each of which are listed on Nasdaq as of the date of the First Amendment) commence trading on the OTC Markets.”

(b) The following definition is hereby amended and restated in its entirety to read as follows:

““Stock Exchange” means, (i) prior to the OTC Markets Listing Date, Nasdaq, (ii) from and after the Nasdaq De-Listing and the OTC Markets Listing Date, the OTC Markets or (iii) such other national securities exchange or automated quotation system as agreed to in writing by the Company and Parent.”

A-2-1

(c) Section 7.10 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“7.10 Nasdaq Listing; OTC Markets Trading. From the date of this Agreement until the OTC Markets Listing Date, Parent shall use reasonable best efforts to ensure that the Parent Units, the Class A Shares and the Parent Warrants remain listed on Nasdaq. In the event of a Nasdaq De-Listing, Parent shall use reasonable best efforts to apply for and effect the qualification of the Parent Units, the Class A Shares and the Parent Warrants for trading on the OTC Markets, which qualification shall take effect as soon as practicable after the date of the First Amendment. From the OTC Markets Listing Date until the Closing, Parent shall use reasonable best efforts to ensure that the Parent Units, the Class A Shares and the Parent Warrants continue to be qualified to trade on the OTC Markets. From the date of this Agreement until the Closing, Parent shall promptly notify the Company in writing of any communications or correspondence from the (a) Stock Exchange on which the Parent Units, the Class A Shares and the Parent Warrants are listed or quoted from time to time or (b) SEC with respect to the listing or registration of the Parent Units, the Class A Shares and the Parent Warrants or other securities of Parent, compliance with the rules and regulations of such Stock Exchange or the SEC and any potential suspension of listing or delisting or deregistration action contemplated or threatened by such Stock Exchange or the SEC.”

(d) Section 7.14 of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“7.14 “Blank-Check Company”. In addition to, and not in limitation of, the restrictions set forth in Section 7.2, from the date hereof through the Effective Time, the Parent shall remain a “blank check company” as defined under the Securities Act, shall not conduct any business operations other than in connection with this Agreement and ordinary course operations to maintain its status as a special purpose acquisition company listed or quoted on the applicable Stock Exchange pending the completion of the transactions contemplated hereby.”

(e) Section 7.20(b) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(b) The Proxy Statement/Prospectus shall include proxy materials for the purpose of soliciting proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for such purpose (the “Parent Special Meeting”), in favor of resolutions approving (i) the Domestication and Plan of Domestication, (ii) the adoption and approval of this Agreement and the Additional Agreements and the transactions contemplated hereby or thereby, including the Merger, by the holders of Parent Ordinary Shares in accordance with Parent’s Organizational Documents, the DGCL and the rules and regulations of the SEC and the applicable Stock Exchange, (iii) adoption of the Parent Certificate of Incorporation and the Parent Bylaws in connection with the Domestication, (iv) election of the directors of Parent, (v) the adoption and approval of the issuance of the Domesticated Parent Common Shares in connection with the transactions contemplated by this Agreement as required by the applicable Stock Exchange’s listing or quotation requirements, (vi) the exchange of Company Options for Domesticated Parent Options, as contemplated by Section 4.2 (such approval, the “Option Exchange Approval”), (vii) the adoption and approval of each other proposal that the SEC or the applicable Stock Exchange (or the respective staff members thereof) indicates is necessary in its comments to the Proxy Statement/Prospectus or in correspondence related thereto, (viii) such other matters as the Company and Parent shall hereafter mutually determine to be necessary or appropriate in order to effect the Merger and the other transactions contemplated by this Agreement, and (ix) approval to adjourn the Parent Special Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (the approvals described in foregoing clauses (i) through (ix), collectively, the “Parent Shareholder Approval Matters”). Without the prior written consent of the Company, the Parent Shareholder Approval Matters

A-2-2

shall be the only matters (other than procedural matters) which Parent shall propose to be acted on by Parent’s shareholders at the Parent Special Meeting. Neither Parent’s board of directors nor any committee or agent or representative thereof shall withdraw (or modify in a manner adverse to the Company), or propose to withdraw (or modify in a manner adverse to the Company) Parent’s board of director’s recommendation that the Parent shareholders vote in favor of the adoption of the Parent Shareholder Approval Matters. The Parent Parties shall provide the Company (and its counsel) with a reasonable opportunity to review and comment on and approve in writing the Proxy Statement/Prospectus and any amendment or supplement thereto prior to filing the same with the SEC.”

(f) Section 7.23(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(a) (i) Parent hereby agrees to promptly (and in any event not later than March 24, 2025) prepare, file and mail, and the Company shall reasonably cooperate with Parent with respect to such preparation, filing and mailing of, a proxy statement and any other materials necessary to solicit proxies from Parent shareholders to vote, at an extraordinary general meeting of Parent to be called and held for purpose of such vote (such meeting to be held not later than April 11, 2025), in favor of (A) amending Parent’s Organizational Documents (such amendment, the “Extension Amendment”) to extend the final date in respect of which Parent must consummate a Business Combination thereunder to December 11, 2025 or such other date that is mutually agreed to by the Company and Parent in writing (the “Extension Date”) and (B) such other matters as the Company and Parent shall mutually determine to be necessary or appropriate in order to effect the Extension Amendment; and (ii) Parent and the Company agree to execute and deliver such other documents and take such other actions, as may reasonably be necessary to effectuate the Extension Amendment.”

(g) Section 8.3(h) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(h) The Domesticated Parent Common Shares and Domesticated Parent Warrants shall remain listed or quoted on the applicable Stock Exchange through the Effective Time, the listing application for the listing of the Domesticated Parent Common Shares and Domesticated Parent Warrants following the Effective Time shall have been approved by Nasdaq or other applicable Stock Exchange, and as of the Closing Date, Parent shall not have received any written notice from the applicable Stock Exchange that it has failed, or would reasonably be expected to fail to meet such Stock Exchange’s continued listing requirements as of immediately following the Closing for any reason, where such notice has not been subsequently withdrawn by such Stock Exchange or the underlying failure appropriately remedied or satisfied.”

(h) Section 9.1(d)(i) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“(i) on or after 11:59 p.m. Pacific Time on September 30, 2025, or such later date as agreed to in writing between the Company and the Parent (the “Outside Date”), if the Merger shall not have been consummated prior to the Outside Date; provided, however, that if an Extension Amendment shall be in effect, the Outside Date shall be the Extension Date;”

3. Effect of Amendment. Except as set forth herein, all other terms and provisions of the Merger Agreement remain unchanged and in full force and effect. On and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall mean and be a reference to the Merger Agreement as amended or otherwise modified by this Amendment. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Merger Agreement, as amended by this Amendment, shall mean August 30, 2024.

A-2-3

4. Construction. This Amendment shall be governed by all provisions of the Merger Agreement unless context requires otherwise, including all provisions concerning construction, enforcement and governing law.

5. Entire Agreement. This Amendment together with the Merger Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. In the event of a conflict between the terms of the Merger Agreement and this Amendment, the terms of this Amendment shall prevail solely as to the subject matter contained herein.

6. Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

[The remainder of this page is intentionally left blank; signature pages to follow]

A-2-4

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

DENALI CAPITAL ACQUISITION CORP.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

DENALI MERGER SUB INC.

By:	/s/ Peter Xu
Name: Peter Xu
Title: President

SEMNUR PHARMACEUTICALS, INC.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer

A-2-5

Annex A-3

AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER

THIS AMENDMENT NO. 2 TO AGREEMENT AND PLAN OF MERGER (this “Amendment”), dated as of July 22, 2025, is made and entered into by and among Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing, “Parent”), Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (the “Merger Sub” and together with Parent, collectively, the “Parent Parties”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”).

WHEREAS, the Parent Parties and the Company have entered into an Agreement and Plan of Merger, dated as of August 30, 2024 (as amended, restated, supplemented or otherwise modified from time to time, including pursuant to that certain Amendment No.1, dated as of April 16, 2025, the “Merger Agreement”), providing for, among other things, the merger of Merger Sub with and into the Company, with the Company continuing as the Surviving Corporation;

WHEREAS, prior to the completion of the transactions contemplated by the Merger Agreement, (i) Parent and the Company may enter into one or more securities purchase agreements or similar agreements with certain investors to be named therein (the “Semnur Investors”), pursuant to which, among other things, the Semnur Investors may purchase Company Common Shares in an amount and at a purchase price, in each case, to be determined (including shares that may be issued into an escrow account as security for the Semnur Investors) (such shares, the “PIPE Shares”) and (ii) the Company may issue Company Common Shares to service provider(s) and/or other advisor(s) and consultant(s) to the Company (such shares, the “Advisor Shares”) in exchange for certain services, and the PIPE Shares and the Advisor Shares may subsequently be exchanged for Domesticated Parent Common Shares on the terms described in the Merger Agreement and in accordance with the terms of any agreement with the Semnur Investors, service providers, advisors or consultants, as applicable;

WHEREAS, in order to accommodate the potential issuance of any PIPE Shares and/or Advisor Shares it is necessary to make certain modifications to the Merger Agreement to account for the issuance of such securities;

WHEREAS, pursuant to Section 10.2(a) of the Merger Agreement, the Merger Agreement may be amended by a writing signed by each of the Parent Parties and the Company; and

WHEREAS, each of the Parent Parties and the Company desire to amend the Merger Agreement in certain respects as described in this Amendment.

NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Amendment as if fully set forth below, and intending to be legally bound hereby, the parties hereto accordingly agree as follows.

1. Definitions. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Merger Agreement.

2. Amendment to the Merger Agreement.

(a) The following definitions set forth in Section 1.6 and Section 1.94, respectively, are hereby amended and restated in their entirety to read as follows:

““Exchange Ratio” means an amount equal to 1.25 (being the amount equal to the quotient of (a) the Merger Consideration divided by (b) the sum of (i) the aggregate number of Company Common Shares and Company Options issued and outstanding as of the Signing Date (which number is 200,000,000) plus (ii) the aggregate number of Company Common Shares and Company Options issued by the Company after the Signing Date and outstanding as of immediately prior to the Effective Time).”

A-3-1

““Merger Consideration” means that number of Domesticated Parent Common Shares, equal to the quotient of (a) the sum of (i) $2,500,000,000.00 plus (ii) the product of (A) the product of (1) the aggregate number of Company Common Shares and Company Options issued by the Company after the Signing Date and outstanding as of immediately prior to the Effective Time multiplied by (2) 1.25 multiplied by (B) $10.00, divided by (b) $10.00.”

(b) The first sentence of Section 4.3(a) of the Merger Agreement is hereby amended by replacing the following:

“as soon as reasonably practicable after the sole Stockholder surrenders”

with the following:

“as soon as reasonably practicable after the applicable Stockholder surrenders”

(c) The second sentence of Section 5.5(a) of the Merger Agreement is hereby amended and restated in its entirety to read as follows:

“As of immediately prior to the issuance of the Series A Preferred Stock of the Company pursuant to the terms of the Debt Exchange Agreement, but following the filing of the Company Certificate of Designations (as defined below), in each case as contemplated by the Debt Exchange Agreement, there will be 785,000,000 shares of capital stock of the Company authorized, comprised of (A) 740,000,000 authorized Company Common Shares of which not less than 160,000,000 will be issued and outstanding as of immediately prior to the Effective Time and (B) 45,000,000 authorized Company Preferred Shares, of which not more than 6,000,000 shares will be designated and issued as Series A Preferred Stock pursuant to the terms of the Debt Exchange Agreement as of immediately prior to the Effective Time.”

3. Effect of Amendment. Except as set forth herein, all other terms and provisions of the Merger Agreement remain unchanged and in full force and effect. On and after the date hereof, each reference in the Merger Agreement to “this Agreement”, “hereunder”, “hereof” or words of like import shall mean and be a reference to the Merger Agreement as amended or otherwise modified by this Amendment. For the avoidance of doubt, references to the phrases “the date of this Agreement” or “the date hereof”, wherever used in the Merger Agreement, as amended by this Amendment, shall mean August 30, 2024.

4. Construction. This Amendment shall be governed by all provisions of the Merger Agreement unless context requires otherwise, including all provisions concerning construction, enforcement and governing law.

5. Entire Agreement. This Amendment together with the Merger Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. In the event of a conflict between the terms of the Merger Agreement and this Amendment, the terms of this Amendment shall prevail solely as to the subject matter contained herein.

6. Counterparts. This Amendment may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Amendment shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

[The remainder of this page is intentionally left blank; signature pages to follow]

A-3-2

IN WITNESS WHEREOF the parties hereto have caused this Amendment to be duly executed as of the day and year first written above.

DENALI CAPITAL ACQUISITION CORP.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

DENALI MERGER SUB INC.

By:	/s/ Peter Xu
Name: Peter Xu
Title: President

SEMNUR PHARMACEUTICALS, INC.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer

Annex B

CERTIFICATE OF INCORPORATION

OF

DENALI CAPITAL ACQUISITION CORP.

a Delaware corporation

ARTICLE I.

NAME

The name of the Corporation is Denali Capital Acquisition Corp.

ARTICLE II.

REGISTERED OFFICE AND AGENT

The address of the Corporation’s registered office in the State of Delaware is located at 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. The registered agent is Corporation Service Company.

ARTICLE III.

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”).

ARTICLE IV.

CAPITAL STOCK

A. The total number of shares of all classes of stock that the Corporation shall have authority to issue is 785,000,000 shares, consisting of (i) 740,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), and (ii) 45,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

B. The designations, preferences, privileges, rights and voting powers and any limitations, restrictions or qualifications thereof of the shares of each class are as follows:

(i) Each outstanding share of Common Stock shall entitle the holder thereof to one vote on each matter on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (this “Certificate”) (including any Preferred Stock Designation (as hereinafter defined)) that relates solely to the terms of one or more outstanding classes or series of Preferred Stock if the holders of such affected classes or series are entitled, either separately or together with the holders of one or more other such classes or series, to vote thereon pursuant to this Certificate (including any Preferred Stock Designation) or pursuant to the DGCL.

(ii) The Preferred Stock may be issued from time to time in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board of Directors and by filing a certificate pursuant to applicable law of the State of Delaware (hereinafter referred to as a “Preferred Stock Designation”) pursuant to the DGCL. The Board of Directors of the Corporation (the “Board of Directors”) (or any committee to which it may duly delegate the authority granted in this Section B(ii) of Article IV) is hereby empowered to authorize the issuance from time to time of all or any of the shares of Preferred Stock in one or more series, for such consideration and for such corporate purposes as the Board of Directors may from time to time determine, and to establish from time to time for each such series the number of shares to be included in each such series and to fix the designations, powers, rights and preferences of the shares of each such series, and the qualifications, limitations and restrictions thereof to the fullest extent now or hereafter permitted by this Certificate and the laws of the State of Delaware, including, without limitation, voting rights (if any), dividend rights, dissolution rights, conversion rights, exchange rights and redemption rights thereof, as shall be stated and expressed in a resolution or resolutions adopted by the Board of Directors (or such committee thereof) providing for the issuance of such series of Preferred Stock. Each series of Preferred Stock shall be distinctly designated.

C. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the voting power of the outstanding stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto). For the avoidance of doubt and notwithstanding anything herein to the contrary, subject to the rights of the holders of any Preferred Stock, Section 242(d) of the DGCL shall apply to amendments to this Certificate of Incorporation.

ARTICLE V.

BOARD OF DIRECTORS

A. Except as otherwise provided by applicable law or this Certificate, the business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors.

B. The total number of directors shall be as determined from time to time exclusively by the Board of Directors; provided that, at any time Scilex Holding Company (together with its Affiliates (as defined below), subsidiaries, successors and assigns (other than the Corporation and its subsidiaries), “Scilex Holding Company”) beneficially owns, in the aggregate, at least 50% of the voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors, the stockholders may also fix the number of directors by resolution adopted by the stockholders, in each case, subject to the rights of any holders of Preferred Stock to elect directors pursuant to any Preferred Stock Designation. Election of directors need not be by written ballot unless the bylaws of the Corporation (as the same may be amended and/or restated from time to time, the “Bylaws”) shall so require. As used in this Article V only, the term “Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another Person, and the term “Person” means any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

C. Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the Board of Directors of the Corporation shall be divided into three classes designated as Class I, Class II and Class III, respectively. The Board of Directors may assign members of the Board of Directors already in office to such classes. To the extent practicable, the Board of Directors shall assign an equal number of directors to Class I, Class II and Class III. At the first annual meeting of stockholders after the filing of this Certificate, the terms of the Class I directors shall expire, and Class I directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At the second annual meeting of stockholders, the terms of the Class II directors shall expire, and Class II directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At the third annual meeting of stockholders, the terms of the Class III directors shall expire, and Class III directors shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election. At each succeeding annual meeting of stockholders, directors elected to succeed the directors of the class whose terms expire at such meeting shall be elected for a full term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified. If the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as practicable, and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

D. Except as otherwise required by law or this Certificate, any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board of Directors, may be filled by a majority of the directors then in office, although less than a quorum, by the sole remaining director, or by the stockholders of the Corporation; provided, however, that from and after the Trigger Event (as defined below), any vacancy resulting from the death, resignation, removal or disqualification of a director or other cause, or any newly created directorship in the Board of Directors, shall be filled only by a majority of the directors then in office, although less than a quorum, or by the sole remaining director, and shall not be filled by the stockholders of the Corporation, in each case, subject to the rights of the holders of any series of Preferred Stock. Except as otherwise provided by this Certificate, a director elected to fill a vacancy or newly created directorship shall hold office until the annual meeting of stockholders for the election of directors of the class to which he or she has been appointed and until his or her successor has been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, removal or disqualification.

E. Except as otherwise required by law or this Certificate, and subject to the rights of the holders of any series of Preferred Stock, directors may be removed with or without cause by the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of such directors; provided, however, that, from and after the Trigger Event (as defined below) any such director or all such directors may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

ARTICLE VI.

CONSENT OF STOCKHOLDERS IN LIEU OF MEETING; SPECIAL MEETINGS OF STOCKHOLDERS

A. Any action required or permitted to be taken by stockholders must be effected at a duly called annual or special meeting of stockholders; provided, that prior to the Trigger Event, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents, setting forth the action so taken, is signed by or on behalf of the holders of record of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted, is delivered to the Corporation in accordance with the DGCL, in each case, subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock. For purposes of this Certificate, “Trigger Event” means, following the receipt by Scilex Holding Company of the shares of Common Stock and Preferred Stock to which it is entitled under that certain Agreement and Plan of Merger, dated as of August 30, 2024 (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms), by and among Semnur Pharmaceuticals, Inc., a Delaware corporation, Denali Capital Acquisition Corp., a Cayman Islands exempted company, and Denali Merger Sub Inc., a Delaware corporation, the time that Scilex Holding Company and its Affiliates (as defined below) first cease to beneficially own more than 50% of the voting power of the then-outstanding shares of stock of the Corporation entitled to vote generally in the election of directors.

B. Special meetings of stockholders for the transaction of such business as may properly come before the meeting may only be called by order of the Chairman of the Board of Directors, the Board of Directors (pursuant to a resolution adopted by the affirmative vote of a majority of the authorized number of directors constituting the Board of Directors, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships) or the Chief Executive Officer of the Corporation; provided, however, that at any time prior to the Trigger Event, special meetings of the stockholders of the Corporation for any purpose or purposes shall also be called by or at the direction of the Board of Directors or the Chairman of the Board of Directors at the request of Scilex Holding Company, in each case, subject to the rights of the holders of any series of Preferred Stock with respect to such series of Preferred Stock. Any such special meeting of stockholders shall be held at such date, time, and place, within or without the State of Delaware, as may be specified by such order. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL. If such order fails to fix such place, the meeting shall be held at the principal executive offices of the Corporation.

ARTICLE VII.

LIMITATION OF LIABILITY

Except to the extent that the DGCL prohibits the elimination or limitation of liability of directors or officers, no director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty as a director or officer, as applicable, notwithstanding any provision of law imposing such liability. No amendment to or repeal of this provision shall apply to or have any effect on the liability or alleged liability of any director or officer of the Corporation for or with respect to any acts or omissions of such director or officer occurring prior to such amendment or repeal. If the DGCL is amended to permit further elimination or limitation of the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ARTICLE VIII.

CORPORATE OPPORTUNITIES AND COMPETITION

A. In recognition and anticipation that (i) certain directors, officers, principals, partners, members, managers, employees, agents and/or other representatives of Scilex Holding Company and its Affiliates may serve as directors, officers or agents of the Corporation and its Affiliates, and (ii) Scilex Holding Company and its Affiliates may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation and Affiliates, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation and its Affiliates, directly or indirectly, may engage, the provisions of this Article VIII are set forth to regulate and define the conduct of certain affairs of the Corporation and its Affiliates with respect to certain classes or categories of business opportunities as they may involve Scilex Holding Company and its Affiliates and any person or entity who, while a stockholder, director, officer or agent of the Corporation or any of its Affiliates, is a director, officer, principal, partner, member, manager, employee, agent and/or other representative of Scilex Holding Company and its Affiliates (each, an “Identified Person”), on the one hand, and the powers, rights, duties and liabilities of the Corporation and its Affiliates and its and their respective stockholders, directors, officers and agents in connection therewith, on the other.

B. To the fullest extent permitted by law (including, without limitation, the DGCL), and notwithstanding any other duty (contractual, fiduciary or otherwise, whether at law or in equity), each Identified Person (i) shall have the right to, and shall have no duty (contractual, fiduciary or otherwise, whether at law or in equity) not to, directly or indirectly engage in and possess interests in other business ventures of every type and description, including those engaged in the same or similar business activities or lines of business as the Corporation or any of its Affiliates or deemed to be competing with the Corporation or any of its Affiliates, on its own account, or in partnership with, or as a direct or indirect equity holder, controlling person, stockholder, director, officer, employee, agent, Affiliate (including any portfolio company), member, financing source, investor, director or indirect manager, general or limited partner or assignee of any other person or entity with no obligation to offer to the Corporation or its subsidiaries or other Affiliates the right to participate therein and (ii) shall have the right to invest in, or provide services to, any person that is engaged in the same or similar business activities as the Corporation or its Affiliates or directly or indirectly competes with the Corporation or any of its Affiliates. To the fullest extent permitted by applicable law, but subject to the immediately preceding sentence, neither the Corporation nor any of its Subsidiaries shall have any rights in any business interests, activities or ventures of any Identified Person, and the Corporation hereby waives and renounces any interest or expectancy therein, except with respect to opportunities offered solely and expressly to officers of the Corporation in their capacity as such.

C. Solely for purposes of this Article VIII, (i) “Affiliate” shall mean (a) with respect to Scilex Holding Company, any person or entity that, directly or indirectly, is controlled by Scilex Holding Company, controls Scilex Holding Company, or is under common control with Scilex Holding Company, but excluding (1) the Corporation, and (2) any entity that is controlled by the Corporation (including its direct and indirect subsidiaries), and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; and (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity.

ARTICLE IX.

EXCLUSIVE FORUM

A. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) and any appellate court therefrom, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or stockholder of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation arising pursuant to any provision of the DGCL or of this Certificate or the Bylaws (as either may be amended and/or restated from time to time), (iv) any claim or cause of action seeking to interpret, apply, enforce or determine the validity of this Certificate or the Bylaws (each as may be amended from time to time, including any right, obligation or remedy thereunder), (v) any action or proceeding asserting a claim against the Corporation or any current or former director, officer, employee or stockholder of the Corporation as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (vi) any action asserting an “internal corporate claim,” as that term is defined in Section 115 of the DGCL. This Article IX.A. shall not apply to claims arising under the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction.

B. Unless the Corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

C. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and, to the fullest extent permitted by law, to have consented to the provisions of this Article IX.

ARTICLE X.

SECTION 203 OF THE DGCL

The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL until the occurrence of a Trigger Event; whereupon, the Corporation shall immediately and automatically, without further action on the part of the Corporation or any holder of stock of the Corporation, become governed by Section 203 of the DGCL, except that the restrictions on business combinations of Section 203 of the DGCL will not apply to

Scilex Holding Company or its current or future Affiliates (as defined in Article VIII) regardless of the percentage of ownership of the total voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors beneficially owned by them.

ARTICLE XI.

AMENDMENT OF CERTIFICATE OF INCORPORATION AND BYLAWS

A. The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by this Certificate and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Certificate in its current form or as hereafter amended are granted subject to the rights reserved in this Article XI. Notwithstanding the foregoing, from and after the occurrence of the Trigger Event, notwithstanding any other provisions of this Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any greater or additional vote or consent required hereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by this Certificate or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required to alter, amend or repeal Articles V (Board of Directors), VI (Consent of Stockholders in Lieu of Meeting; Special Meetings of Stockholders), VII (Limitation of Liability), VIII (Corporate Opportunities and Competition), IX (Exclusive Forum), X (Section 203 of the DGCL) and this Article XI, and no other provision may be adopted, amended or repealed that would have the effect of modifying or permitting the circumvention of the provisions set forth in any of such Articles.

B. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter and repeal the Bylaws without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Certificate. Any adoption, amendment or repeal of the Bylaws of the Corporation by the Board of Directors shall require the approval of a majority of the total authorized number of directors. From and after the occurrence of the Trigger Event, notwithstanding any other provisions of this Certificate or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required hereunder (including any vote of the holders of any particular class or classes or series of stock required by law or by this Certificate or any Preferred Stock Designation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of the Bylaws or to adopt any provision inconsistent therewith.

ARTICLE XII.

INCORPORATOR

The name and mailing address of the incorporator is [Name], [Address].

ARTICLE XIII.

INITIAL BOARD OF DIRECTORS

The names and mailing addresses of the initial members of the Board of Directors are:

•	[Name], [Address];

•	[Name], [Address]; and

•	[Name], [Address].

*    *    *

Annex C

BYLAWS

OF

DENALI CAPITAL ACQUISITION CORP.

(a Delaware corporation)

C-i

C-ii

BYLAWS

OF

DENALI CAPITAL ACQUISITION CORP.

ARTICLE I

OFFICES

SECTION 1. Registered Office. The registered office of Denali Capital Acquisition Corp. (the “Corporation”) shall be fixed in the Corporation’s certificate of incorporation, as the same may be amended and/or restated from time to time (the “Certificate of Incorporation”).

SECTION 2. Other Offices. The Corporation may, in addition to its registered office in the State of Delaware, have other offices at any place or places, either within or outside the State of Delaware, as the Corporation’s board of directors (the “Board of Directors”) shall from time to time determine or the business of the Corporation may from time to time require.

ARTICLE II

STOCKHOLDERS

SECTION 1. Time and Place of Meetings. Meetings of stockholders shall be held at any place within or outside the State of Delaware, on such date and at such time as designated by (or in the manner determined by) the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of stockholders shall not be held at any place but may be held instead solely by means of remote communication as authorized by Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). In the absence of any such designation or determination, stockholders’ meetings shall be held at the Corporation’s principal executive office.

SECTION 2. Annual Meetings. The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly come before the meeting in accordance with Section 9 of this Article II shall be held each fiscal year on such date, and at such time and place, if any, within or outside the State of Delaware, or by means of remote communications, as the Board of Directors (or its designee) shall determine.

SECTION 3. Special Meetings. Subject to the rights of the holders of any class or series of Preferred Stock (as hereinafter defined), special meetings of the stockholders may only be called in the manner provided in the Certificate of Incorporation as then in effect and may be held at such place either within or outside the State of Delaware, and at such time and date as provided in the Certificate of Incorporation. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL.

SECTION 4. Notice of Meetings.

(a) Unless otherwise provided by law, the Certificate of Incorporation or these Bylaws, the notice of any meeting of stockholders shall be given in accordance with either Section 4(b) of this Article II or Article XV of these Bylaws not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. The notice shall specify the place, if any, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting), the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called.

(b) Notice of any meeting of stockholders shall be deemed given:

(1) if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the Corporation’s records;

(2) if delivered by courier service, notice shall be deemed given at the earlier of when the notice is received or left at such stockholder’s address as it appears on the records of the Corporation; or

(3) if electronically transmitted, as provided in Article XV of these Bylaws.

An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or any other agent of the Corporation that the notice has been given by mail or by a form of electronic transmission, as applicable, shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

SECTION 5. Quorum; Adjournment; Postponement.

(a) Except as otherwise provided by law, the Certificate of Incorporation, a quorum for the transaction of business at any meeting of stockholders shall consist of the holders of record of a majority of the voting power of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at a meeting of stockholders, present in person, or by remote communication, if applicable, or represented by proxy; provided that, when specified business is to be voted on by a class or series of stock voting as a class, the holders of a majority of the shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

(b) Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the Chairman of the meeting or by the affirmative vote of a majority of the voting power of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at the meeting, present in person, or by remote communication, if applicable, or represented by proxy, whether or not there is a quorum. When a meeting is adjourned to another time or place (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication), unless these Bylaws otherwise require, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are (i) announced at the meeting at which the adjournment is taken, (ii) displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (iii) set forth in the notice of meeting given in accordance with these Bylaws. At the adjourned meeting, as long as a quorum is present in person or by remote communication or represented by proxy, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date for determining the stockholders entitled to vote is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the adjourned meeting as of the record date for determining the stockholders entitled to notice of the adjourned meeting.

(c) Any previously scheduled annual or special meeting of the stockholders may be postponed or adjourned, and any previously scheduled annual or special meeting of the stockholders may be canceled, by resolution of the Board of Directors; provided, however, that with respect to any special meeting of stockholders previously scheduled by the Board of Directors or the Chairman of the Board of Directors at the request of Scilex Holding Company, the Board of Directors shall not postpone, reschedule or cancel such special meeting without the prior written consent of Scilex Holding Company.

SECTION 6. Organization.

(a) Meetings of stockholders shall be presided over by such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman, or if none or in the Chairman’s absence, the Chief Executive Officer, or in the Chief Executive Officer’s absence, a Vice-President, or, if none of the foregoing is present, by a chairman to be chosen by a majority of the stockholders entitled to vote who are present in person or represented by proxy at the meeting. The Secretary of the Corporation or, in the Secretary’s absence, an

Assistant Secretary, shall act as secretary of every meeting, but if neither the Secretary nor an Assistant Secretary is present, the presiding officer of the meeting shall appoint any person present to act as secretary of the meeting.

(b) The Chairman shall call the meeting to order, establish the agenda, and conduct the business of the meeting in accordance therewith. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

(c) The Chairman shall also conduct the meeting in an orderly manner, rule on the precedence of, and procedure on, motions and other procedural matters, and exercise discretion with respect to such procedural matters. The Board of Directors may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the Chairman presiding over any meeting of stockholders shall have the right and authority to convene and (for any reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures (which need not be in writing) and to do all such acts as, in the judgment of the Chairman, are appropriate for the proper conduct of the meeting and the safety of those in attendance. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the Chairman, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present (including, without limitation, rules and procedures for removal of disruptive persons from the meeting); (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the Chairman shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; (v) limitations on the time allotted (if any) to questions or comments by participants; (vi) regulations for the opening and closing of the polls for balloting and matters which are to be voted on by ballot (if any); (vii) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting; (viii) restrictions on the use of cell phones, audio or video recording devices and similar devices at the meeting; and (ix) compliance with any state and local laws and regulations concerning safety and security. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at a meeting except in accordance with the procedures set forth in this Section 6 and Section 9 of this Article II. The Chairman, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the provisions of this Section 6 and Section 9 of this Article II, and if the Chairman should so determine that any proposed nomination or business is not in compliance with such sections, the Chairman shall so declare to the meeting that such defective nomination or proposal shall be disregarded.

SECTION 7. Voting; Proxies; Required Vote.

(a) The stockholders entitled to vote at any meeting of stockholders shall be determined in accordance with the provisions of Section 11 of this Article II, subject to Section 217 (relating to voting rights of fiduciaries, pledgors and joint owners of stock) and Section 218 (relating to voting trusts and other voting agreements) of the DGCL. Unless the Certificate of Incorporation provides otherwise, each stockholder shall have one (1) vote for each share of stock entitled to vote registered in the name of such stockholder on the books of the Corporation on the applicable record date fixed pursuant to these Bylaws.

(b) At each meeting of stockholders, every stockholder shall be entitled to vote in person or by proxy appointed by instrument in writing, subscribed by such stockholder or by such stockholder’s duly authorized attorney in fact (but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period). The revocability of a proxy that states on its face that it is irrevocable shall be governed by the provisions of Section 212 of the DGCL. A proxy may be in the form of a telegram, cablegram or other means of electronic transmission, that sets forth or is submitted with information from which it can be determined that the telegram, cablegram or other means of electronic transmission was authorized by the stockholder. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board of Directors.

(c) At all duly called or convened meetings of stockholders, at which a quorum is present, for the election of directors, a plurality of the votes cast by the stockholders entitled to vote at the election shall be sufficient to elect a director. All other elections and questions presented to the stockholders at a duly called or convened meeting, at which a quorum is present, shall, unless a different or minimum vote is required by the Certificate of Incorporation, these Bylaws, the rules or regulations of any stock exchange applicable to the Corporation, or any law or regulation applicable to the Corporation or its securities, in which case such different or minimum vote shall be the applicable vote on the matter, be decided by the affirmative vote of the holders of a majority of the votes cast affirmatively or negatively (excluding abstentions) at the meeting by the holders entitled to vote thereon.

SECTION 8. Inspectors of Election. The Board of Directors, in advance of any meeting of stockholders, may, and shall if required pursuant to Section 231 of the DGCL or other applicable law, appoint one or more inspectors of election to act at the meeting or any adjournment thereof, and make a written report thereof. If an inspector or inspectors are not so appointed, the person presiding at the meeting may, and shall if required pursuant to Section 231 of the DGCL or other applicable law, appoint one or more inspectors to act at the meeting. In case any person who may be appointed as an inspector fails to appear or act, the vacancy may be filled by appointment made by the Board of Directors in advance of the meeting or at the meeting by the person presiding thereat. Each inspector, if any, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector at such meeting with strict impartiality and according to the best of his or her ability. The inspectors, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, and the validity and effect of proxies, and shall receive votes, ballots or consents; hear and determine all challenges and questions arising in connection with the right to vote; count and tabulate all votes, ballots or consents; determine the result; and do such acts as are proper to conduct the election or vote with fairness to all stockholders. On request of the person presiding at the meeting, the inspector or inspectors, if any, shall make a report in writing of any challenge, question or matter determined by such inspector or inspectors and execute a certificate of any fact found by such inspector or inspectors.

SECTION 9. Advance Notice Procedures for Stockholder Nominations of Directors and Other Business.

(a) Annual Meetings of Stockholders.

(1) At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, nominations of persons for election to the Board of Directors or proposal of other business must be (A) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any committee thereof), (B) otherwise properly brought before the meeting by or at the direction of the Board of Directors (or any committee thereof), or (C) otherwise properly brought before the meeting by any stockholder of the Corporation who (i) was a stockholder of record of the Corporation (and, with respect to any beneficial owner, if different, on whose behalf such business is proposed, only if such beneficial owner was the beneficial owner of shares of the Corporation) both at the time the notice provided for in this Section 9 is delivered to the Secretary of the Corporation and at the time of the annual meeting, (ii) is entitled to vote at the meeting, and (iii) has complied with the notice procedures set forth in this Section 9 as to such business or nomination. Clause (C) of the preceding sentence shall be the exclusive means for a stockholder to make nominations or submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meeting) before an annual meeting of stockholders. The number of nominees a stockholder may nominate for election at an annual meeting of the stockholders (or in the case of a stockholder giving notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the annual meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting.

(2) Without qualification or limitation, for any nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to clause (C) of paragraph (a)(1) of this Section 9, the stockholder must (A) have given timely notice thereof in writing and in proper form to the Secretary of the

Corporation and any such proposed business, other than the nominations of persons for election to the Board of Directors, must constitute a proper matter for stockholder action, and (B) provide any updates or supplements to such notice at the times and in the forms required by this Section 9. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day nor later than the close of business on the ninetieth (90th) day prior to the first anniversary of the preceding year’s annual meeting (in the case of the first annual meeting of stockholders held after January 1, 2026, the date of the preceding year’s annual meeting of the stockholders shall be deemed to be June 30, 2025); provided, however, that if the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than sixty (60) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such annual meeting was first made by the Corporation (such notice within such time periods, “Timely Notice”). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of Timely Notice as described above.

(3) To be in proper form for purposes of this Section 9, a stockholder’s notice to the Secretary of the Corporation delivered pursuant to this Section 9 must set forth:

(A) as to each person, if any, whom the stockholder proposes to nominate for election or reelection as a director (i) all information with respect to such proposed nominee that would be required under Section 9(a)(3)(C) of this Article II if such proposed nominee were the nominating stockholder, (ii) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in contested election, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act, including, without limitation, each proposed nominee’s name, age, principal occupation or employment (present and for the five years prior to such stockholder’s notice), (iii) such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected, (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings existing presently or existing during the prior twenty-four (24) months, and any other material relationships, between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, (v) a description of any material pending or threatened legal proceedings in which any such stockholder and beneficial owner and each proposed nominee is a party or material participant involving the Corporation or any of its affiliates, officers or directors, (vi) a statement whether each proposed nominee is, or has been within the last three years from the date of the stockholder’s notice, an officer or director of a competitor of the Corporation, as defined in Section 8 of the Clayton Antitrust Act of 1914, as amended from time to time, (vii) a statement whether each proposed nominee is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in a criminal proceeding within the 10 years prior to the date of the stockholder’s notice, and (viii) a completed and signed questionnaire, representation and agreement required by Section 10 of this Article II.

(B) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, (i) a brief description of the business desired to be brought before the meeting and any material interest in such business of such stockholder, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), (iii) the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made, and (iv) a reasonably detailed description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; and

(C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

(i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, if any,

(ii) (a) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such stockholder and beneficial owner, except that such stockholder and beneficial owner shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such stockholder and beneficial owner has a right to acquire beneficial ownership at any time in the future, (b) any option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, including, without limitation, any derivative, swap, hedge, repurchase or so-called “stock borrowing” agreement or arrangement (a “Derivative Instrument”), directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation, (c) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any security of the Corporation, (d) any short interest in any security of the Corporation (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (e) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder that are separated or separable from the underlying shares of the Corporation, (f) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (g) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household,

(iii) a description of any agreement, arrangement or understanding with respect to the nomination or proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates,

(iv) a representation that the stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business or nomination,

(v) in the case of (a) any proposed business, other than the nominations of persons for election to the Board of Directors, a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or (2) otherwise to solicit proxies from stockholders in support of such proposal, or (b) any nomination of persons for election to the Board of Directors, a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (1) to deliver a proxy statement and solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Corporation’s nominees in accordance with Rule 14a-19 promulgated under the Exchange Act or (2) otherwise solicit proxies from stockholders in support of such nominees;

(vi) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

(4) A stockholder providing notice of any nomination proposed to be made, or business proposed to be brought, in each case before an annual meeting, shall further update and supplement such notice, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 9 shall be true and correct as of the record date for determining stockholders entitled to the notice of the annual meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary of the Corporation at the principal executive offices of the Corporation not later than five (5) business days after the record date for determining stockholders entitled to notice of the annual meeting (in the case of the update and supplement required to be made as of the record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). Notwithstanding the representations required pursuant to paragraph (a)(3)(C)(v) of this Section 9, if a stockholder no longer plans to solicit proxies in accordance with any such representation, such stockholder or beneficial owner shall inform the Corporation of this change by delivering a written notice to the Secretary at the principal executive offices of the Corporation no later than two (2) business days after making the determination not to proceed with a solicitation of proxies.

(5) Notwithstanding anything in the second sentence of paragraph (a)(2) of this Section 9 to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased effective after the time period for which nominations would otherwise be due under this Section 9 and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this Section 9 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth (10th) day following the day on which such public announcement is first made by the Corporation.

(b) Special Meetings of Stockholders. Stockholders shall not be permitted to propose business to be brought before a special meeting of the stockholders, and the only matters that may be brought before a special meeting are the matters specified in the notice of meeting given by or at the direction of the person calling the meeting pursuant to Section 3 of this Article II. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board of Directors, or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who (A) is a stockholder of record of the Corporation at the time the notice provided for in this Section 9 is delivered to the Secretary of the Corporation and at the time of the special meeting, (B) is entitled to vote at the meeting and upon such election, and (C) complies with the notice procedures set forth in this Section 9 as to such nomination. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting, if a stockholder’s notice containing all of the information required by paragraphs (a)(3) and (4) hereof as if the special meeting were an annual meeting with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by this Bylaw) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of: (i) the ninetieth (90th) day prior to such special meeting or (ii) the tenth (10th) day following the day on which public announcement is first made by the Corporation of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(c) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 9 or the Certificate of Incorporation shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such other business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 9. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, the person presiding at the meeting of stockholders shall have the power and duty (A) to determine whether a nomination or any other business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 9 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group that solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (a)(3)(C)(v) of this Section 9), whereby any failure to comply with the representation in clause (a)(3)(C)(v) will cause the nomination or other business to be disregarded; and (B) if any proposed nomination or other business was not made or proposed in compliance with this Section 9, to declare that such nomination shall be disregarded or that such proposed other business shall not be transacted. Notwithstanding the foregoing provisions of this Section 9, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or other business, such nomination shall be disregarded and such proposed other business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 9, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders.

(2) For purposes of this Section 9, “public announcement” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 9, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 9; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 9 (including clause (a)(1)(C) and paragraph (b) hereof), and compliance with clause (a)(1)(C) and paragraph (b) of this Section 9 shall be the exclusive means for a stockholder to make nominations or submit other business, as applicable (other than matters brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). If a stockholder fails to comply with any applicable requirements of the Exchange Act (including, but not limited to Rule 14a-19 promulgated thereunder), such nominations or proposals shall be deemed to have not been made in compliance with these bylaws and shall be disregarded. Nothing in this Section 9 shall be deemed to affect any rights of (A) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 of the Exchange Act or (B) the holders of any class or series of stock having a preference over the common stock of the Corporation as to dividends or upon liquidation (“Preferred Stock”) to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.

(4) Notwithstanding the foregoing provisions of this Section 9, unless otherwise required by law, if any stockholder giving the notice of a nomination of a director and the beneficial owner, if any, on whose behalf a nomination of a director is made (1) provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange

Act, and (2) subsequently fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) promulgated under the Exchange Act, including the provision to the Corporation of notices required thereunder in a timely manner, or fails to timely provide reasonable evidence sufficient to satisfy the Corporation that such stockholder has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act in accordance with the following sentence, then the nomination of each such proposed nominee shall be disregarded, notwithstanding that the nominee is included as a nominee in the Corporation’s proxy statement, notice of meeting or other proxy materials for any annual meeting (or any supplement thereto) and notwithstanding that proxies or votes in respect of the election of such proposed nominees may have been received by the Corporation (which proxies and votes shall be disregarded). If any stockholder making a nomination provides notice pursuant to Rule 14a-19(b) promulgated under the Exchange Act, such stockholder shall deliver to the Corporation, no later than seven (7) business days prior to the applicable meeting, reasonable evidence that it has met the requirements of Rule 14a-19(a)(3) promulgated under the Exchange Act.

SECTION 10. Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver (in accordance with the time periods prescribed for delivery of notice under Section 9 of this Article II) to the Secretary at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (a) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law as it presently exists or may hereafter be amended; (b) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein; and (c) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable publicly disclosed corporate governance, conflict of interest, confidentiality, stock ownership, related party and trading policies and guidelines of the Corporation.

SECTION 11. Fixing Date for Determination of Stockholders of Record.

(a) In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(b) Unless otherwise restricted by the Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date for determining stockholders entitled to consent to corporate action in writing without a meeting is fixed by the Board of Directors, (i) when no prior action of the Board of Directors is required by law, the record date for such purpose shall be the first date on which a signed consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board of Directors is required by law, the record date for such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.

(c) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

SECTION 12. List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the date of the meeting), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. The Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting for a period of ten (10) days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting or (b) during ordinary business hours, at the Corporation’s principal executive office. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. Except as otherwise provided by law, the stock ledger shall be the only evidence as to the identity of the stockholders entitled to vote in person or by proxy and the number of shares held by each of them, and as to the stockholders entitled to examine the list of stockholders.

ARTICLE III

BOARD OF DIRECTORS

SECTION 1. General Powers. The business, property and affairs of the Corporation shall be managed by, or under the direction of, the Board of Directors. In addition to the powers and authorities by these Bylaws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders.

SECTION 2. Number, Term and Qualification; Remuneration.

(a) Subject to the Certificate of Incorporation, the number of directors shall be fixed in the manner provided in the Certificate of Incorporation. The term of each director shall be as set forth in the Certificate of Incorporation. Directors need not be stockholders. The directors shall be divided into classes as and to the extent provided in the Certificate of Incorporation, except as otherwise required by applicable law.

(b) The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the

Corporation. Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors, and Directors who are not employees of the Corporation may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for committee service.

SECTION 3. Quorum and Manner of Voting. Except as otherwise required by law, the Certificate of Incorporation, or in these Bylaws, a majority of the total number of authorized directors constituting the Board of Directors, whether or not there exist any vacancies or other unfilled seats in previously authorized directorships (the “Whole Board”) shall constitute a quorum for the transaction of business. A majority of the directors present, whether or not a quorum is present, may adjourn a meeting from time to time to another time and place without notice. The vote of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. To the extent permitted by law, the directors present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough directors to leave less than a quorum.

SECTION 4. Places of Meetings; Conference Telephone Meetings. Meetings of the Board of Directors may be held at any place within or outside the State of Delaware, as may be fixed from time to time by resolution of the Board of Directors, or as may be specified in the notice of meeting. Members of the Board of Directors, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at such meeting.

SECTION 5. Regular Meetings. Regular meetings of the Board of Directors shall be held at such times and places as the Board of Directors shall from time to time by resolution determine. Notice need not be given of regular meetings of the Board of Directors held at times and places fixed by resolution of the Board of Directors.

SECTION 6. Special Meetings. Special meetings of the Board of Directors shall be held whenever called by the Chairman of the Board, Chief Executive Officer or a majority of the directors then in office.

SECTION 7. Notice of Meetings.

(a) Notice of the time and place of special meetings of the Board of Directors shall be: (1) delivered personally by hand, by courier or by telephone; (2) sent by United States first-class mail, postage prepaid; (3) sent by facsimile; or (4) sent by electronic mail, electronic transmission or other similar means, directed to each director at that director’s address, telephone number, facsimile number or electronic mail or other electronic address, as the case may be, as shown on the Corporation’s records.

(b) If the notice is (1) delivered personally by hand, by courier or by telephone, (2) sent by facsimile or (3) sent by electronic mail or electronic transmission, it shall be delivered or sent at least twenty-four (24) hours before the time of the holding of the meeting. If the notice is sent by United States mail, it shall be deposited in the United States mail at least four (4) days before the time of the holding of the meeting. The notice need not specify the place of the meeting (if the meeting is to be held at the Corporation’s principal executive office). Notice need not be given to any director who consents in writing, whether before or after the meeting, or who attends the meeting without protesting prior thereto or at its commencement, the lack of notice to such director.

SECTION 8. Chairman of the Board. Except as otherwise provided by law, the Certificate of Incorporation, or in Section 9 of this Article III, the Chairman of the Board of Directors, if there be one, shall preside at all meetings of the Board of Directors and shall have such other powers and duties as may from time to time be assigned by the Board of Directors.

SECTION 9. Organization. At all meetings of the Board of Directors, the Chairman, or, if none or in the Chairman’s absence or inability to act, the Chief Executive Officer, or, in the Chief Executive Officer’s absence or inability to act, any Vice-President who is a member of the Board of Directors, or, if none or in such Vice-

President’s absence or inability to act, a chairman chosen by the directors, shall preside. The Secretary of the Corporation shall act as secretary at all meetings of the Board of Directors when present, and, in the Secretary’s absence, the presiding officer may appoint any person to act as secretary.

SECTION 10. Resignation. Any director may resign at any time upon written notice (including by electronic transmission) to the Chairman or the Corporation’s Chief Executive Officer, and such resignation shall take effect upon receipt thereof by the Chairman or Chief Executive Officer, unless otherwise specified in the resignation.

SECTION 11. Vacancies. Vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such director shall have been chosen and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

SECTION 12. Removal of Director. Directors of the Corporation may be removed in the manner provided in the Certificate of Incorporation and applicable law.

SECTION 13. Action by Written Consent. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if all the directors consent thereto in writing (which may be provided by electronic transmission). After an action is taken, such writing or writings (or electronic transmission or transmissions) shall be filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV

COMMITTEES

SECTION 1. Appointment. From time to time, the Board of Directors by a resolution adopted by a majority of the Whole Board may appoint any committee or committees for any purpose or purposes, to the extent lawful, which shall have such duties and powers as shall be determined and specified by the Board of Directors in the resolution of appointment. The Board of Directors may at any time for any reason remove any individual committee member, and the Board of Directors may fill any committee vacancy created by death, resignation, removal or increase in the number of members of the committee. Nothing herein shall be deemed to prevent the Board of Directors from appointing one or more committees consisting in whole or in part of persons who are not directors of the Corporation; provided, however, that no such committee shall have or may exercise any authority of the Board of Directors.

SECTION 2. Procedures, Quorum and Manner of Acting. Each committee shall fix its own rules of procedure and shall meet where and as provided by such rules or by resolution of the Board of Directors. Except as otherwise provided by law, the presence of a majority of the then appointed members of a committee shall constitute a quorum for the transaction of business by that committee, and in every case where a quorum is present the affirmative vote of a majority of the members of the committee present shall be the act of the committee. Any director may belong to any number of committees of the Board of Directors. Subject to the Certificate of Incorporation, the Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of such committee or committees, the member or members thereof present at any meeting and not disqualified from voting, whether or not constituting a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Each committee shall keep minutes of its proceedings, and actions taken by a committee shall be reported to the Board of Directors.

SECTION 3. Action by Written Consent. Any action required or permitted to be taken at any meeting of any committee of the Board of Directors may be taken without a meeting if all the members of the committee consent thereto in writing (which may be provided by electronic transmission). After such action is taken, such writing or writings shall be filed with the minutes of proceedings of the committee.

SECTION 4. Term; Termination. In the event any person shall cease to be a director of the Corporation, such person shall simultaneously therewith cease to be a member of any committee appointed by the Board of Directors.

SECTION 5. Reliance on Books and Records. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall be fully protected, in the performance of such person’s duties, in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE V

OFFICERS

SECTION 1. Generally. The officers of the Corporation shall consist of, if and when designated by the Board of Directors, a Chief Executive Officer, a President, a Chief Financial Officer and a Secretary, one or more Vice-Presidents, a Treasurer and such other officers as the Board of Directors may from time to time deem proper. Each officer shall have such powers and duties as may be prescribed by these Bylaws and as may be assigned by the Board of Directors or the Chief Executive Officer. Officers shall be elected by the Board of Directors, which shall consider such appointment at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier death, resignation or removal. Any two or more offices may be held by the same person. The remuneration of all officers of the Corporation may be fixed by the Board of Directors or in such manner as the Board of Directors shall provide. The Board of Directors may, from time to time, delegate the powers or duties of any officer to any other officer or agent notwithstanding any provision hereof.

SECTION 2. Resignation; Removal. Any officer may resign at any time upon written notice (including by electronic transmission) to the Board of Directors, the Chairman of the Board, the Chief Executive Officer or the Secretary, and such resignation shall take effect upon receipt thereof by the Board of Directors, the Chairman of the Board, the Chief Executive Officer, or the Secretary, unless otherwise specified in the resignation. Any officer shall be subject to removal, with or without cause, at any time by vote of a majority of the Whole Board or by the Chief Executive Officer or by other superior officers upon whom such power of removal may have been conferred by the Board of Directors.

SECTION 3. Chief Executive Officer. The Chief Executive Officer shall have such duties as are commonly incident to the office of chief executive or which are delegated to him or her by the Board of Directors. The Chief Executive Officer shall have general management and supervision of the property, business and affairs of the Corporation and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation and may execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations and instruments.

SECTION 4. President. Subject to the direction of the Board of Directors and such supervisory powers as may be given by these Bylaws or the Board of Directors to the Chairman of the Board or the Chief Executive Officer, if such titles be held by other officers, the President shall have general supervision, direction and control of the business. Unless another officer has been appointed Chief Executive Officer of the Corporation or otherwise determined by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation. The President shall have such other powers and duties as may be prescribed by the Board of Directors or these Bylaws. The President shall have power to sign stock certificates, contracts and other instruments of the Corporation that are authorized and shall have general supervision and direction of all of the other officers, employees and agents of the Corporation, other than the Chairman of the Board and the Chief Executive Officer.

SECTION 5. Vice-President. A Vice-President may execute and deliver in the name of the Corporation contracts and other obligations and instruments pertaining to the regular course of the duties of said office, and shall have such other authority as from time to time may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 6. Treasurer. The Treasurer shall in general have all duties incident to the position of Treasurer and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 7. Chief Financial Officer. The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board of Directors, the Chief Executive Officer or the President. The Chief Financial Officer, subject to the order of the Board of Directors, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform such duties and shall have such powers as may from time to time be assigned to the Chief Financial Officer by the Board of Directors, the Chief Executive Officer or the President. Unless otherwise designated by the Board of Directors, the Chief Financial Officer shall be the Treasurer of the Corporation.

SECTION 8. Secretary. The Secretary shall issue all authorized notices for, and shall maintain minutes of, all meetings of the stockholders and the Board of Directors and any committee thereof. The Secretary shall have charge of the corporate books. The Secretary shall in general have all the duties incident to the office of Secretary and such other duties as may be assigned by the Board of Directors or the Chief Executive Officer.

SECTION 9. Salaries. Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by (or in the manner determined) the Board of Directors (or its committees).

ARTICLE VI

BOOKS AND RECORDS

SECTION 1. Location. Any records administered by or on behalf of the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept by or in the manner set forth in Section 224 of the DGCL.

ARTICLE VII

STOCK

SECTION 1. Stock; Signatures. Shares of the Corporation’s stock may be evidenced by certificates for shares of stock or may be issued in uncertificated form in accordance with applicable law as it presently exists or may hereafter be amended. The Board of Directors of the Corporation may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution or the issuance of shares in uncertificated form shall not affect shares already represented by a certificate until such certificate is surrendered to the Corporation. Every holder of shares of stock in the Corporation that is represented by certificates shall be entitled to have a certificate certifying the number of shares owned by such holder in the Corporation and registered in certificated form. Stock certificates shall be signed by or in the name of the Corporation by any two authorized officers, including the Chairman, the Vice Chairman of the Board of Directors, the Chief Executive Officer, the President, any Vice-President, the Treasurer, the Secretary or an Assistant Secretary of the Corporation, representing the number of shares registered in certificate form. Any and all signatures on any such certificate may be facsimiles. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he, she or it were such officer, transfer agent or registrar at the date of issue. The name of the holder of record of the shares represented by certificated or uncertificated shares, with the number of such shares and the date of issue, shall be entered on the books of the Corporation.

SECTION 2. Transfers of Stock. Transfers of record of shares of stock of the Corporation shall be made on the books administered by or on behalf of the Corporation after receipt of a request with proper evidence of succession, assignation or authority to transfer by the record holder of such stock, or by an attorney lawfully constituted in writing, and in the case of stock represented by a certificate, upon surrender of the certificate. Subject to the foregoing, the Board of Directors may make such rules and regulations as it shall deem necessary or appropriate concerning the issue, transfer and registration of shares of stock of the Corporation, and to appoint and remove transfer agents and registrars of transfers, subject to applicable law.

SECTION 3. Fractional Shares. The Corporation may, but shall not be required to, issue certificates for fractions of a share where necessary to effect authorized transactions, or the Corporation may pay in cash the fair value of fractions of a share as of the time when those entitled to receive such fractions are determined, or it may issue scrip in accordance with Section 155 of the DGCL.

SECTION 4. Lost, Stolen or Destroyed Certificates. The Corporation may issue a new certificate of stock or uncertificated shares in place of any certificate, theretofore issued by it, alleged to have been lost, stolen or destroyed, and the Board of Directors may require the owner of any lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of any such new certificate or uncertificated shares.

ARTICLE VIII

DIVIDENDS

Subject to applicable law and the Certificate of Incorporation, the Board of Directors may declare and pay dividends upon the shares of capital stock of the Corporation, which dividends may be paid either in cash, in property or in shares of the capital stock of the Corporation. Subject to applicable law and the Certificate of Incorporation, the Board of Directors shall have full power to determine whether any dividends shall be declared and paid to stockholders.

ARTICLE IX

CORPORATE SEAL

The Corporation may adopt a corporate seal, which shall be adopted and which may be altered by the Board of Directors. The Corporation may use the corporate seal by causing it or a facsimile thereof to be impressed or affixed or in any other manner reproduced.

ARTICLE X

FISCAL YEAR

The fiscal year of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors.

ARTICLE XI

WAIVER OF NOTICE

Whenever notice is required to be given by these Bylaws or by the Certificate of Incorporation or by law, the person or persons entitled to said notice may consent in writing or by electronic transmission, whether before or after the time stated therein, to waive such notice requirement. Attendance of a person at any meeting shall constitute a waiver of notice of such meeting, except when the person attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE XII

BANK ACCOUNTS, DRAFTS, CONTRACTS, ETC.

SECTION 1. Bank Accounts and Drafts. In addition to such bank accounts as may be authorized by the Board of Directors, the primary financial officer or any person designated by said primary financial officer, whether or not an employee of the Corporation, may authorize such bank accounts to be opened or maintained in the name and on behalf of the Corporation as such primary financial officer (or designee thereof) may deem necessary or appropriate, payments from such bank accounts to be made upon and according to the check of the Corporation in accordance with the written instructions of said primary financial officer or other person so designated by the Treasurer.

SECTION 2. Contracts. The Board of Directors (or its designee) may authorize any person or persons, in the name and on behalf of the Corporation, to enter into or execute and deliver any and all deeds, bonds, mortgages, contracts and other obligations or instruments, and such authority may be general or confined to specific instances.

SECTION 3. Proxies; Powers of Attorney; Other Instruments. The Chairman, the Chief Executive Officer or any other person designated by either of them shall have the power and authority to execute and deliver proxies, powers of attorney and other instruments on behalf of the Corporation in connection with the rights and powers incident to the ownership of stock or other interests by the Corporation. The Chairman, the Chief Executive Officer or any other person authorized by proxy or power of attorney executed and delivered by either of them on behalf of the Corporation may attend and vote at any meeting of stockholders or equity holders of any entity in which the Corporation may hold stock or other interests, and may exercise on behalf of the Corporation any and all of the rights and powers incident to the ownership of such stock or interests at any such meeting, or otherwise as specified in the proxy or power of attorney so authorizing any such person. The Board of Directors, from time to time, may confer like powers upon any other person.

ARTICLE XIII

INDEMNIFICATION OF DIRECTORS AND OFFICERS

SECTION 1. Right to Indemnification. The Corporation shall indemnify, to the fullest extent permitted by the DGCL, as it presently exists or may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the

Corporation to provide prior to such amendment), any natural person (a) who is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise at any time during which these Bylaws are in effect (a “Covered Person”), whether or not such Covered Person continues to serve in such capacity at the time any indemnification is sought or at the time of any proceeding (as defined below) relating thereto exists or is brought, and (b) who is or was a party to, is threatened to be made a party to, or is otherwise involved in (including as a witness) any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature (a “proceeding”) based on such Covered Person’s action(s) in his or her official capacity as a director or officer of the Corporation or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise (to the extent serving in such position at the request of the Corporation), against all liability and loss suffered (including, without limitation, any judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement consented to in writing by the Corporation) and expenses (including attorneys’ fees), actually and reasonably incurred by such Covered Person in connection with such proceeding. Such indemnification shall continue to a Covered Person who has ceased to be a director or officer, of the Corporation or as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, employee benefit plan, trust, nonprofit entity or other enterprise at the request of the Corporation and shall inure to the benefit of his or her heirs, executors and administrators. Except as provided in this Section 1, the Corporation shall be required to indemnify a Covered Person in connection with a proceeding (or part thereof) initiated by such Covered Person only if the proceeding (or part thereof) was authorized by the Board of Directors.

SECTION 2. Notification of Claim. To obtain indemnification under Section 1 of this Article XIII, a claimant shall submit to the Corporation a written request, including any such documentation and information as is reasonably available to the claimant and is reasonably necessary to determine whether and to what extent the claimant is entitled to indemnification. Upon written request by a claimant for indemnification pursuant to the first sentence of this Section 2, a determination, if required by the DGCL, with respect to the claimant’s entitlement to indemnification shall be made in accordance with Section 145(d) of the DGCL. In the event the determination of entitlement to indemnification is to be made by Independent Counsel, the Independent Counsel shall be selected by the Board of Directors. If it is so determined that the claimant is entitled to indemnification, payment to the claimant shall be made within ninety (90) days after such determination.

SECTION 3. Right of Covered Person to Bring Suit. If a claim for indemnification under Section 1 of this Article XIII is not paid in full within ninety (90) days after a written claim pursuant to Section 2 of this Article XIII has been received by the Corporation, the claimant may at any time thereafter file suit to recover the unpaid amount of such claim and, to the extent successful, shall be entitled to be paid the reasonable costs, fees and expenses of prosecuting such claim to the fullest extent permitted by law. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition where the required undertaking has been tendered to the Corporation) that the claimant has not met the standard of conduct that makes it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed. Neither the failure of the Corporation (including its Board of Directors, Independent Counsel or stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including its Board of Directors, Independent Counsel or stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

SECTION 4. Non-Exclusivity of Rights. The right to indemnification conferred on any Covered Person by this Article XIII (a) shall not be exclusive of any other rights that such Covered Person may have or acquire under any statute, provision of these Bylaws, agreement, vote of stockholders or Disinterested Directors or otherwise and (b) cannot be terminated by the Corporation, the Board of Directors or the stockholders of the Corporation with respect to a Covered Person’s service occurring prior to the date of such termination. Notwithstanding the foregoing, the Corporation’s obligation to indemnify or advance expenses to any Covered Person who was or is serving at its request as a director, officer or trustee of another corporation, limited liability company, partnership, joint venture, trust, enterprise or nonprofit entity shall be excess and secondary to any obligations of such other entity, and shall in all cases be reduced by any amount such person has collected as indemnification from such other corporation, limited liability company, partnership, joint venture, trust, nonprofit entity or other enterprise, and, in the event the Corporation has fully paid such expenses, the Covered Person shall return to the Corporation any amounts subsequently received from such other source of indemnification.

SECTION 5. Nature of Rights. The rights conferred upon indemnitees in this Article XIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any repeal or modification of the provisions of this Article XIII that in any way diminishes any right of an indemnitee or his or her successors to indemnification or advancement (or related rights) shall be prospective only and shall not in any way diminish, limit, restrict, adversely affect or eliminate any such right with respect to any actual or alleged acts or omissions occurring prior to such repeal or modification.

SECTION 6. Right to Advancement of Expenses. The Corporation, in its sole discretion, may advance any costs, fees or expenses (including attorneys’ fees) incurred by a Covered Person defending or participating in any proceeding prior to the final disposition of such proceeding; provided, however, to the extent required by law, the payment of such costs, fees or expenses incurred by a Covered Person shall be made only upon receipt of an undertaking by or on behalf of the Covered Person to repay all amounts advanced if it ultimately shall be determined by final judicial decision from which there is no further right of appeal that the Covered Person is not entitled to be indemnified by the Corporation for such expenses under this Article XIII or otherwise.

SECTION 7. Savings Clause. If any provision or provisions of this Article XIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article XIII (including, without limitation, each portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable, that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (b) to the fullest extent possible, the provisions of this Article XIII (including, without limitation, each such portion of any paragraph of this Article XIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

SECTION 8. Indemnification of Other Persons. This Article XIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and advance expenses to persons other than Covered Persons when and as authorized by the Board of Directors. In addition, the Corporation may enter into agreements with any person or entity for the purpose of providing for indemnification or advancement, in any manner or extent consistent with Delaware law.

SECTION 9. Indemnification Agreements; Insurance. The Corporation shall have the discretionary power to enter into indemnification agreements with any Covered Person or agent of the Corporation that confer broader or other rights, including without limitation advancement of expenses, to the extent allowed by Delaware law. The Corporation may purchase and maintain insurance, at its expense, on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was a director, officer, employee or agent of the Corporation serving at the request of the Corporation as a director, officer, employee or agent of another corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability, expense or loss asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability, expense or loss under the provisions of these Bylaws of the Corporation or the DGCL. To the extent that the Corporation maintains any policy or policies providing such insurance, each such person shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage thereunder for any such person.

SECTION 10. Definitions. For purposes of this Article XIII:

(1)	“Disinterested Director” means a director of the Corporation who is not and was not a party to the matter in respect of which indemnification is sought by the claimant.

(2)

“Independent Counsel” means a law firm, a member of a law firm, or an independent practitioner, that is experienced in matters of corporation law and shall include any person who, under the applicable standards of professional conduct then prevailing, would not have a conflict of interest in representing either the Corporation or the claimant in an action to determine the claimant’s rights under this Article XIII.

SECTION 11. Notice. Any notice, request or other communication required or permitted to be given to the Corporation under this Article XIII shall be in writing and either delivered in person or sent by telecopy, telex, telegram, overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, to the Secretary of the Corporation and shall be effective only upon receipt by the Secretary.

ARTICLE XIV

AMENDMENTS

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal these Bylaws without the consent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Certificate of Incorporation. From and after the occurrence of the Trigger Event (as defined in the Certificate of Incorporation), notwithstanding any other provisions of these Bylaws or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any additional or greater vote or consent required by the Certificate of Incorporation (including any vote of the holders of any particular class or classes or series of stock required by law or by the Certificate of Incorporation), the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend or repeal, in whole or in part, any provision of these Bylaws or to adopt any provision inconsistent herewith.

ARTICLE XV

NOTICE BY ELECTRONIC TRANSMISSION

SECTION 1. Notice of Electronic Transmission. Without limiting the manner by which notice otherwise may be given effectively to stockholders pursuant to the DGCL, the Certificate of Incorporation or these Bylaws, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission to the stockholder when directed to such stockholder’s electronic mail address unless the stockholder has notified the Corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited.

A notice by electronic mail must include a prominent legend that the communication is an important notice regarding the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

An affidavit of the secretary or an assistant secretary of the Corporation or of the transfer agent or other agent of the Corporation that the notice has been given by a form of electronic transmission shall, in the absence of fraud, be prima facie evidence of the facts stated therein.

Annex D

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement (this “Support Agreement”) is dated as of August 30, 2024, by and among the Persons set forth on Schedule I attached hereto (each, a “Sponsor” and, together, the “Sponsors”), Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Parent”), and Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, as of the date hereof, the Sponsors collectively are the holders of record and the “beneficial owners” (within the meaning of Rule 13d-3 under the Exchange Act) of the Parent Ordinary Shares and the Parent Warrants, in each case, set forth next to each such Person’s name on Schedule I attached hereto;

WHEREAS, contemporaneously with the execution and delivery of this Support Agreement, Parent, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof;

WHEREAS, upon the terms and subject to the conditions set forth therein and in accordance with the applicable provisions of the DGCL, following the Domestication, Merger Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving company in the Merger; and

WHEREAS, in order to induce the Company to enter into the Merger Agreement and to consummate the transactions contemplated therein, each Sponsor is executing and delivering this Support Agreement to the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

SPONSOR SUPPORT AGREEMENT; COVENANTS

Section 1.1 Binding Effect of Merger Agreement. Each Sponsor hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Sponsor agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or representatives to take any action on its behalf, that would be a breach of Sections 7.3 (Alternative Transactions) or 10.5 (Publicity) of the Merger Agreement if such action were taken by Parent.

Section 1.2 No Transfer. During the period commencing on the date hereof and ending on the earlier of (a) the Effective Time and (b) such date and time as the Merger Agreement shall be terminated in accordance with Article IX thereof (the earlier of clauses (a) and (b), the “Expiration Time”), each Sponsor shall not (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, file (or participate in the filing of) a registration statement with the SEC (other than the Registration Statement) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, with respect to any Parent Ordinary Shares, Parent Warrants or any other shares of capital stock or warrants of Parent that such Sponsor is the holder of record and the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) to which such Sponsor has voting rights (collectively, “Subject Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any Subject Securities, or (iii) publicly announce any intention to effect any transaction specified in clause (i) or (ii).

Section 1.3 New Securities. In the event that, including as a result of the Domestication, (a) any Parent Ordinary Shares, Parent Warrants, or other equity securities of Parent are issued to a Sponsor after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent Ordinary Shares or Parent Warrants of, on or affecting the Parent Ordinary Shares or Parent Warrants owned by such Sponsor or otherwise, (b) a Sponsor purchases or otherwise acquires beneficial ownership of any Parent Ordinary Shares, Parent Warrants or other equity securities of Parent after the date of this Support Agreement, or (c) a Sponsor acquires the right to vote or share in the voting of any Parent Ordinary Shares or other equity securities of Parent after the date of this Support Agreement (such Parent Ordinary Shares, Parent Warrants or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by such Sponsor shall be subject to the terms of this Support Agreement to the same extent as if they constituted the Parent Ordinary Shares or Parent Warrants owned by such Sponsor as of the date hereof.

Section 1.4 Support Agreements.

(a) At any meeting of the shareholders of Parent, however called, or at any adjournment or postponement thereof, or in any other circumstance in which the vote, consent or other approval of the shareholders of Parent is sought, each Sponsor shall (i) appear at each such meeting or otherwise cause all of its Parent Ordinary Shares to be counted as present thereat for purposes of calculating a quorum and (ii) vote (or cause to be voted), or execute and deliver a written consent (or cause a written consent to be executed and delivered) covering, all of its Subject Securities:

(i) in favor of the Parent Shareholder Approval Matters and in favor of any proposal in respect of an Extension Amendment;

(ii) against (or otherwise withhold written consent of, as applicable) any Business Combination or any proposal relating to a Business Combination (in each case, other than as contemplated by the Merger Agreement);

(iii) against (or otherwise withhold written consent of, as applicable) any merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement and the transactions contemplated thereby);

(iv) against (or otherwise withhold written consent of, as applicable) any change in the business, management or board of directors of Parent (other than in connection with the Merger Agreement and the transactions contemplated thereby); and

(v) against (or otherwise withhold written consent of, as applicable) any proposal, action or agreement that would (A) impede, frustrate, prevent or nullify any provision of this Support Agreement or the Merger Agreement or any of the transactions contemplated hereby or thereby, (B) result in a breach in any respect of any covenant, representation, warranty or any other obligation or agreement of Parent or Merger Sub under the Merger Agreement, (C) result in any of the conditions set forth in Article VIII of the Merger Agreement not being fulfilled or (D) change in any manner the dividend policy or capitalization of, including the voting rights of any class of capital stock of, Parent.

Each Sponsor hereby agrees that it shall not commit or agree to take any action inconsistent with the foregoing, and shall not deposit any of its Parent Ordinary Shares in a voting trust, grant any proxy or power of attorney with respect to any of its Parent Ordinary Shares or subject any of its Parent Ordinary Shares to any arrangement or agreement with respect to the voting of such Parent Ordinary Shares unless specifically requested to do so by the Company and Parent in writing in connection with the Merger Agreement, the Additional Agreements or the transactions contemplated thereby.

(b) Each Sponsor shall comply with, and fully perform, all of its obligations, covenants and agreements set forth in, that certain Letter Agreement, dated as of April 6, 2022, by and among the Sponsors and Parent (the “Sponsor Letter”).

(c) Each Sponsor agrees that, if Parent seeks shareholder approval of the transactions contemplated by the Merger Agreement or any Additional Agreements, such Sponsor shall not redeem any Subject Securities owned by it in conjunction with such shareholder approval or the transactions contemplated thereby.

(d) During the period commencing on the date hereof and ending on the Expiration Time, each Sponsor shall not modify or amend any Contract between or among such Sponsor or any Affiliate of such Sponsor (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of Parent’s Subsidiaries, on the other hand, except for the amendment of the Investment Management Trust Agreement as contemplated by the Merger Agreement.

Section 1.5 No Actions. Each Sponsor hereby agrees not to commence or participate in any claim, derivative or otherwise, against the Company, Parent or any of their respective Affiliates (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or (b) alleging a breach of any fiduciary duty of the board of directors of Parent in connection with this Support Agreement, the Parent Shareholder Approval Matters, the Merger Agreement or the transactions contemplated thereby.

Section 1.6 Permitted Disclosure. Each Sponsor hereby authorizes each of Parent, the Company and their respective Subsidiaries to publish and disclose, in any announcement, filing or disclosure required to be made by any Order or other applicable Law or the rules of any national securities exchange or as requested by the SEC, such Sponsor’s identity and ownership of equity securities of Parent and such Sponsor’s obligations under this Support Agreement.

Section 1.7 Anti-Dilution Waiver. Each Sponsor hereby agrees that such Sponsor shall waive, and hereby does waive, any and all anti-dilution or similar rights (if any) that may otherwise be available under applicable Law, Parent’s Organizational Documents or pursuant to any Contract between or among such Sponsor or any Affiliate of such Sponsor (other than Parent or any of its Subsidiaries), on the one hand, and Parent or any of Parent’s Subsidiaries, on the other hand, with respect to the transactions contemplated by the Merger Agreement and that it shall not take any action in furtherance of exercising any such rights.

Section 1.8 Stop Orders. Parent hereby agrees to (a) place a revocable stop order on each Sponsor’s Parent Ordinary Shares, including those which may be covered by a registration statement, and (b) notify Parent’s transfer agent in writing of such stop order and the restrictions on such Parent Ordinary Shares and direct Parent’s transfer agent not to process any attempts by the Sponsor to transfer any Parent Ordinary Shares; for the avoidance of doubt, the obligations of Parent under this Section 1.8 shall be deemed to be satisfied by the existence of any similar stop order and restrictions currently existing on such Sponsor’s Parent Ordinary Shares.

Section 1.9 Standstill Obligations of the Sponsors. Each Sponsor covenants and agrees with the Company that, during the period commencing on the date hereof and ending on the Expiration Time:

(a) Such Sponsor shall not act in concert with any person to, make, or in any manner participate in, directly or indirectly, a “solicitation” of “proxies” or consents (as such terms are used in the proxy solicitation rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any person with respect to the voting of, any Subject Securities in connection with any vote or other action with respect to a business combination transaction, other than to recommend that shareholders of Parent vote in favor of (i) adoption of the Merger Agreement and approval of the transactions contemplated hereby or thereby (and any actions required in furtherance thereof), (ii) approval of each of the other proposals set forth in the Registration Statement, and (iii) any actions required in furtherance thereof and otherwise as expressly provided by Article I of this Support Agreement.

(b) Such Sponsor shall not act in concert with any person to, deposit any of the Subject Securities in a voting trust or subject any of the Subject Securities to any arrangement or agreement with any person with respect to the voting of the Subject Securities, except as provided by Article I of this Support Agreement.

Section 1.10 No Inconsistent Agreement. Each Sponsor hereby agrees and represents and covenants that such Sponsor has not entered into, and shall not enter into, any agreement that would restrict, limit or interfere with the performance of such Party’s obligations hereunder.

Section 1.11 Further Assurances. Each Sponsor shall execute and deliver such documents and take such action necessary to consummate the Merger and the other transactions contemplated by the Merger Agreement on the terms and subject to the conditions set forth therein and herein.

ARTICLE II

REPRESENTATIONS AND WARRANTIES

Section 2.1 Representations and Warranties of the Sponsors. Each Sponsor represents and warrants as of the date hereof to Parent and the Company (solely with respect to itself, himself or herself and not with respect to any other Sponsor) as follows:

(a) Organization; Due Authorization. If such Sponsor is not an individual, it is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Sponsor’s corporate, limited liability company or organizational powers and have been duly authorized by all necessary corporate, limited liability company or organizational actions on the part of such Sponsor. If such Sponsor is an individual, such Sponsor has full legal capacity, right and authority to execute and deliver this Support Agreement and to perform his or her obligations hereunder. This Support Agreement has been duly executed and delivered by such Sponsor and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Sponsor, enforceable against such Sponsor in accordance with the terms hereof, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar Laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity. If this Support Agreement is being executed in a representative or fiduciary capacity, the Person signing this Support Agreement has full power and authority to enter into this Support Agreement on behalf of the applicable Sponsor.

(b) Ownership. Such Sponsor is the record and “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of, and has good title to, all of such Sponsor’s Parent Ordinary Shares and Parent Warrants, and there exist no Liens or any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such Parent Ordinary Shares and Parent Warrants (other than transfer restrictions under the Securities Act)) affecting any such Parent Ordinary Shares or Parent Warrants, other than Liens pursuant to (i) this Support Agreement, (ii) Parent’s and Sponsor’s Organizational Documents, (iii) the Merger Agreement, (iv) the agreements entered into by Sponsor with Parent in connection with Parent’s initial public offering or (v) any applicable securities Laws. Such Sponsor’s Parent Ordinary Shares and Parent Warrants are the only equity securities in Parent owned of record or beneficially by such Sponsor on the date of this Support Agreement, and none of such Sponsor’s Parent Ordinary Shares or Parent Warrants are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of such Parent Ordinary Shares or Parent Warrants, except as provided hereunder and pursuant to the Sponsor Letter. Other than the Parent Warrants and the Parent Ordinary Shares, such Sponsor does not hold or own any rights to acquire (directly or indirectly) any equity securities of Parent or any equity securities convertible into, or which can be exchanged for, equity securities of Parent.

(c) No Conflicts. The execution and delivery of this Support Agreement by such Sponsor does not, and the performance by such Sponsor of his, her or its obligations hereunder will not, (i) if such Sponsor is not an individual, conflict with or result in a violation of the Organizational Documents of such Sponsor or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party (including under any Contract binding upon such Sponsor or such Sponsor’s Parent Ordinary Shares or Parent Warrants), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Sponsor of his, her or its obligations under this Support Agreement.

(d) Litigation. There are no Proceedings pending against such Sponsor, or to the knowledge of such Sponsor threatened against such Sponsor, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Sponsor of its, his or her obligations under this Support Agreement. Sponsor has not instigated an action regarding the transactions contemplated in the Merger Agreement.

(e) Brokerage Fees. No broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by such Sponsor, for which Parent or any of its Affiliates may become liable.

(f) Affiliate Arrangements. Neither such Sponsor nor, to the knowledge of such Sponsor, any Person related by blood, marriage or adoption to such Sponsor or any Person in which such Sponsor has a direct or indirect legal, contractual or beneficial ownership of 5% or more is party to, or has any rights with respect to or arising from, any Contract with Parent or its Subsidiaries.

(g) Acknowledgment. Such Sponsor understands and acknowledges that each of Parent and the Company is entering into the Merger Agreement in reliance upon such Sponsor’s execution and delivery of this Support Agreement.

ARTICLE III

MISCELLANEOUS

Section 3.1 Termination. This Support Agreement and all of its provisions shall automatically terminate, without any further action of any of the parties, and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Sponsors, Parent and the Company. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This Article III shall survive the termination of this Support Agreement.

Section 3.2 Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement cannot be amended, except by a writing signed by each of the parties hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

Section 3.3 Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Sponsor, Parent and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

Section 3.4 Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Support Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures (each of which may be an electronic signature, including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or comparable Law e.g., www.docusign.com or www.HelloSign.com) of all other parties.

Section 3.5 Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable

Section 3.6 Governing Law; Jurisdiction; Waiver of Jury Trial; Exemplary Damages. Sections 10.15, 10.16 and 10.17 of the Merger Agreement are incorporated by reference herein, mutatis mutandis, to apply with full force to any disputes arising under this Support Agreement.

Section 3.7 Notices. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.1 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the address set forth in Section 10.1 of the Merger Agreement, and, with respect to each Sponsor, at its address set forth on Schedule 1.

Section 3.8 Adjustment for Stock Split. If, and as often as, there are any changes in the Subject Securities by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Sponsor, Parent and the Company and the Subject Securities as so changed.

Section 3.9 Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

Section 3.10 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement to post security or a bond as prerequisite to obtaining equitable relief.

Section 3.11 Representation. Each of the parties to this Support Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Support Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

[remainder of page intentionally left blank; signature pages follow]

IN WITNESS WHEREOF, the Sponsors, Parent and the Company have each caused this Sponsor Support Agreement to be duly executed as of the date first written above.

SPONSORS:

Denali Capital Global Investments LLC

By:	/s/ Peter Xu
Name: Peter Xu
Title: Manager

/s/ Huifeng Chang
Huifeng Chang

/s/ Lei Huang
Lei Huang

/s/ Jim Mao
Jim Mao

/s/ You Sun
You Sun

/s/ Kevin Vassily
Kevin Vassily

PARENT:

Denali Capital Acquisition Corp.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

COMPANY:

Semnur Pharmaceuticals, Inc.

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer

[Signature Page to Sponsor Support Agreement]

Schedule I

	Address	Shares	Warrants
Denali Capital Global Investments LLC	437 Madison Avenue, 27th Floor New York, NY 10022 United States	2,442,500	510,000

Huifeng Chang	437 Madison Avenue, 27th Floor New York, NY 10022 United States [***]	20,000	—

Lei Huang	437 Madison Avenue, 27th Floor New York, NY 10022 United States [***]	50,000	—

Jim Mao	437 Madison Avenue, 27th Floor New York, NY 10022 United States [***]	20,000	—

You Sun	437 Madison Avenue, 27th Floor New York, NY 10022 United States [***]	20,000	—

Kevin Vassily	437 Madison Avenue, 27th Floor New York, NY 10022 United States [***]	20,000	—

Annex E

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This COMPANY STOCKHOLDER SUPPORT AGREEMENT, dated as of August 30, 2024 (this “Support Agreement”), is entered into by and among the Stockholders listed on Exhibit A hereto (each, a “Stockholder” and collectively, the “Stockholders”), Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and Denali Capital Acquisition Corp., a Cayman Islands exempted company (which shall migrate to and domesticate as a Delaware corporation prior to the Closing) (“Parent”). Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

WHEREAS, contemporaneously with the execution and delivery of this Agreement, Parent, Denali Merger Sub Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company have entered into an Agreement and Plan of Merger (as may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of the date hereof;

WHEREAS, upon the terms and subject to the conditions set forth therein and in accordance with the applicable provisions of the DGCL, following the Domestication, Merger Sub will merge with and into the Company (the “Merger”), and the Company will continue as the surviving company in the Merger;

WHEREAS, as of the date hereof, each Stockholder owns the number of shares of the Company’s common stock, par value $0.00001, set forth after its name on Exhibit A (all such shares, or any successor or additional shares of the Company of which ownership of record or the power to vote is hereafter acquired by each Stockholder prior to the termination of this Support Agreement being referred to herein as the “Shares”); and

WHEREAS, in order to induce Parent to enter into the Merger Agreement and to consummate the transactions contemplated therein, each Stockholder is executing and delivering this Support Agreement to Parent.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Binding Effect of Merger Agreement. Each Stockholder hereby acknowledges that it has read the Merger Agreement and this Support Agreement and has had the opportunity to consult with its tax and legal advisors. Each Stockholder agrees not to, directly or indirectly, take any action, or authorize or knowingly permit any of its Affiliates or representatives to take any action on its behalf, that would be a breach of Sections 7.3 (Alternative Transactions) or 10.5 (Publicity) of the Merger Agreement if such action were taken by the Company.

2. Voting Agreements. During the period commencing on the date hereof and ending on the earlier to occur of (a) the Effective Time, and (b) such date and time as the Merger Agreement shall be terminated in accordance with its terms (whichever is earlier, the “Expiration Time”), each Stockholder, in its capacity as a Stockholder of the Company, irrevocably agrees that, at any meeting of the Company’s Stockholders related to the transactions contemplated by the Merger Agreement (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) (the “Transactions”) and/or in connection with any written consent of the Company’s Stockholders related to the Transactions (all meetings or consents related to the Merger Agreement, collectively referred to herein as the “Meeting”), such Stockholder shall:

(a)	when the Meeting is held, appear at the Meeting or otherwise cause its Shares to be counted as present thereat for the purpose of establishing a quorum;

(b)

vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares in favor of the Merger Agreement and the Transactions;

(c)	authorize and approve any amendment to the Company’s Organizational Documents that is deemed necessary or advisable by the Company for purposes of effecting the Transactions; and

(d)

vote (or execute and return an action by written consent), or cause to be voted at the Meeting (or validly execute and return and cause such consent to be granted with respect to), all of its Shares against any other action that would reasonably be expected to (i) impede, interfere with, frustrate, delay, postpone or adversely affect the Merger or any of the Transactions, (ii) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or (iii) result in a breach of any covenant, representation or warranty or other obligation or agreement of such Stockholder contained in this Support Agreement.

3. Restrictions on Transfer. Unless this Agreement is terminated in accordance with the provisions hereof, each Stockholder agrees that it shall not sell, assign or otherwise transfer any of its Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Support Agreement in a form reasonably acceptable to Parent. The Company shall not register any sale, assignment or transfer of any Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 3.

4. New Securities. During the period commencing on the date hereof and ending on the Expiration Time, in the event that, (a) any Company Common Shares or other equity securities of the Company are issued to any Stockholder after the date of this Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Company securities owned by such Stockholder, (b) any Stockholder purchases or otherwise acquires beneficial ownership of any Company Common Shares or other equity securities of Company after the date of this Support Agreement, or (c) any Stockholder acquires the right to vote or share in the voting of any Company Common Shares or other equity securities of the Company after the date of this Support Agreement (such Company Common Shares or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by each such Stockholder shall be subject to the terms of this Support Agreement to the same extent as if they constituted Shares as of the date hereof.

5. No Challenge. Each Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Support Agreement or the Merger Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement.

6. Waiver. Each Stockholder hereby irrevocably and unconditionally (a) waives any rights of appraisal, dissenter’s rights and any similar rights relating to the Merger Agreement and the consummation by the parties of the transactions contemplated thereby, including the Merger, that such Stockholder may have under applicable law, and (b) waives its right to any payments upon liquidation of the Company that may be provided for in the Company’s Organizational Documents.

7. Consent to Disclosure. Each Stockholder hereby consents to the publication and disclosure in the Form S-4 or Form F-4 (as applicable) and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by any Parent Party or the Company to any Governmental Authority or to securityholders of any Parent Party) of such Stockholder’s identity and beneficial ownership of Shares and the nature of such Stockholder’s commitments, arrangements and understandings under and relating to this Support Agreement and, if deemed appropriate by Parent or the Company, a copy of this Support Agreement. Each Stockholder will promptly provide any information reasonably requested by Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC).

8. Stockholder Representations. Each Stockholder represents and warrants to Parent and the Company, as of the date hereof, that:

(a)

such Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its formation, and the execution, delivery and performance of this Support Agreement and the consummation of the transactions contemplated hereby are within such Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of such Stockholder;

(b)

this Support Agreement has been duly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery by the other parties to this Support Agreement, this Support Agreement constitutes a legally valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(c)

except as set forth on Schedule 8(c), the execution and delivery of this Support Agreement by such Stockholder does not, and the performance by such Stockholder of its obligations hereunder will not, (i) conflict with or result in a violation of the organizational documents of such Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Support Agreement;

(d)

there are no Proceedings pending against such Stockholder or, to the knowledge of such Stockholder, threatened against such Stockholder, before (or, in the case of threatened Proceedings, that would be before) any arbitrator or any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by such Stockholder of its obligations under this Support Agreement;

(e)

no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by such Stockholder or, to the knowledge of such Stockholder, by the Company;

(f)	such Stockholder has not entered into, and shall not enter into, any agreement that would prevent it from performing any of its obligations under this Support Agreement;

(g)	such Stockholder has good title to its Shares, free and clear of any Liens other than Permitted Liens, and such Stockholder has the sole power to vote or cause to be voted its Shares; and

(h)

the Shares listed opposite such Stockholder’s name on Exhibit A are the only shares of the Company’s outstanding capital stock owned of record or beneficially owned by such Stockholder as of the date hereof, and none of its Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of Shares that is inconsistent with such Stockholder’s obligations pursuant to this Support Agreement.

9. Termination. This Support Agreement and all of its provisions shall automatically terminate, without any further action of any of the parties, and be of no further force or effect upon the earlier of (a) the Expiration Time and (b) the written agreement of the Stockholders, Parent and the Company. Upon such termination of this Support Agreement, all obligations of the parties under this Support Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no person shall have any rights against such party), whether under contract, tort or otherwise, with respect to the subject matter hereof; provided, however, that the termination of this Support Agreement shall not relieve any party hereto from liability arising in respect of any breach of this Support Agreement prior to such termination. This Section 9 shall survive the termination of this Support Agreement.

10. Entire Agreement; Amendment. This Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby. This Support Agreement cannot be amended, except by a writing signed by each of the parties hereto, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

11. Assignment. No party hereto may, except as set forth herein, assign either this Support Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties. Any purported assignment in violation of this paragraph shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Support Agreement shall be binding on each Stockholder, Parent and the Company and each of their respective successors, heirs, personal representatives and assigns and permitted transferees.

12. Counterparts. This Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. This Support Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures (each of which may be an electronic signature, including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or comparable Law e.g., www.docusign.com or www.HelloSign.com) of all other parties.

13. Severability. This Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

14. Governing Law; Jurisdiction; Waiver of Jury Trial; Exemplary Damages. Sections 10.15, 10.16 and 10.17 of the Merger Agreement are incorporated by reference herein, mutatis mutandis, to apply with full force to any disputes arising under this Support Agreement.

15. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 10.1 of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the address set forth in Section 10.1 of the Merger Agreement, and, with respect to each Stockholder, at its address set forth on Exhibit A.

16. Adjustment for Stock Split. If, and as often as, there are any changes in the Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means, equitable adjustment shall be made to the provisions of this Support Agreement as may be required so that the rights, privileges, duties and obligations hereunder shall continue with respect to each Stockholder, Parent and the Company and the Shares as so changed.

17. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

18. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement to post security or a bond as prerequisite to obtaining equitable relief.

19. Representation. Each of the parties to this Support Agreement acknowledge that each has been represented in connection with the signing of this waiver by independent legal counsel selected by the respective party and that such party has discussed the legal consequences and import of this waiver with legal counsel. Each of the parties to this Support Agreement further acknowledge that each has read and understands the meaning of this waiver and grants this waiver knowingly, voluntarily, without duress and only after consideration of the consequences of this waiver with legal counsel.

[remainder of page intentionally left blank]

IN WITNESS WHEREOF, Stockholder, Parent and the Company have each caused this Stockholder Support Agreement to be duly executed as of the date first written above.

STOCKHOLDER:

Scilex Holding Company

By:	/s/ Henry Ji, Ph.D.
Name:	Henry Ji, Ph.D.
Title:	Executive Chairperson

COMPANY:

Semnur Pharmaceuticals, Inc.

By:	/s/ Jaisim Shah
Name:	Jaisim Shah
Title:	Chief Executive Officer

PARENT:

Denali Capital Acquisition Corp.

By:	/s/ Lei Huang
Name:	Lei Huang
Title:	Chief Executive Officer

Exhibit A

Stockholders

Stockholder	Number of Shares	Address for Notices
Scilex Holding Company	160,000,000	960 San Antonio Road Palo Alto, CA 94303 Email: jshah@scilexholding.com

Annex F

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [     ], 2024, is made and entered into by and among (i) Semnur Pharmaceuticals, Inc., a Delaware corporation (formerly known as Denali Capital Acquisition Corp.) (the “Company”), (ii) the equityholders designated as Existing Holders on Schedule A hereto (collectively, the “Existing Holders”) and (iii) Scilex Holding Company (the “New Holder” and together with the Existing Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, the “Holders” and each individually, a “Holder”). Capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, the Company and the Existing Holders are parties to that certain Registration and Shareholder Rights Agreement, dated April 6, 2022 (the “Prior Registration Rights Agreement”), pursuant to which the Company granted to such Existing Holders certain registration rights with respect to certain securities of the Company;

WHEREAS, the Company has entered into that certain Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of August 30, 2024, by and among the Company, Denali Merger Sub, Inc., and Semnur Inc., an entity formerly known as Semnur Pharmaceuticals Inc., a Delaware corporation;

WHEREAS, pursuant to the transactions contemplated by the Merger Agreement and subject to the terms and conditions set forth therein, the Holders are receiving shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”) on or about the date hereof;

WHEREAS, pursuant to Section 6.8 of the Prior Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the holders of at least a majority in interest of the “Registrable Securities” (as such term was defined in the Prior Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and all of the Existing Holders desire to amend and restate the Prior Registration Rights Agreement in its entirety and enter into this Agreement, pursuant to which the Company shall grant the Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement, effective as of the Closing.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. The terms defined in this Article l shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chairman, Chief Executive Officer or Chief Financial Officer of the

F-1

Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, declared effective or used, as the case may be, and (iii) would materially interfere with a bona fide business, acquisition or divestiture or financing transaction of the Company or would reasonably likely to require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis without substantial market efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Commission Guidance” shall mean (i) any publicly-available written or oral guidance of the Commission staff, or any comments, requirements or requests of the Commission staff and (ii) the Securities Act (and the rules and regulations promulgated by the Commission thereunder).

“Company” shall have the meaning given in the Preamble.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Form S-1 Shelf” shall have the meaning given in subsection 2.1.1.

“Form S-3 Shelf” shall have the meaning given in subsection 2.1.2.

“Holder Indemnified Parties” shall have the meaning given in subsection 4.1.

“Holders” shall have the meaning given in the Preamble.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission of a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.

“Permitted Transferees” shall mean any person or entity to whom a Holder of Registrable Securities transfers such Registrable Securities, including prior to the expiration of any lock-up period applicable to such Registrable Securities (provided, in each case, such transfer is not prohibited by any applicable agreement between such Holder and/or their respective Permitted Transferees and the Company), and any transferee thereafter.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

F-2

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Securities” shall mean (a) any shares of Common Stock, including shares issued as a result of, or issuable upon, the conversion or exercise of any options, warrants and other securities convertible into, or exchangeable or exercisable for shares of Common Stock, held by a Holder immediately following the Closing, (b) any shares of Common Stock acquired by a Holder following the date hereof to the extent that such securities are (i) “restricted securities” (as defined in Rule 144 promulgated under the Securities Act or any successor rule promulgated thereafter by the Commission (“Rule 144”)), (ii) held by an “affiliate” (as defined in Rule 144) of the Company or (iii) otherwise cannot be sold pursuant to Rule 144 without volume or other restrictions or limitations including as to manner or timing of sale, and (c) any other equity security of the Company issued or issuable with respect to any such shares of Common Stock described in the foregoing clauses (a) and (b) by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities upon the earlier to occur of: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred (other than to a Permitted Transferee), new certificates for such securities not bearing (or book-entry positions not subject to) a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act, (C) such securities shall have ceased to be outstanding; (D) can be sold pursuant to Rule 144 without volume or other restrictions or limitations including as to manner or timing of sale; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement, prospectus or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and

(F) in an Underwritten Offering, the actual, reasonable and documented fees and expenses of one legal counsel selected by the majority-in-interest of the Demanding Holders (not to exceed $50,000 without the prior written consent of the Company).

“Registration Statement” shall mean any registration statement filed by the Company with the Commission that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and

F-3

supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.4.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Sponsor” shall have the meaning given in the Preamble.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

ARTICLE II

REGISTRATIONS

2.1 Shelf Registration.

2.1.1 Initial Registration. The Company shall as soon as reasonably practicable, but in no event later than 60 days after the Closing (the “Filing Deadline”), use commercially reasonable efforts to file with the Commission a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1, provided that, if the Company is determined to not be a Smaller Reporting Company, as such term is defined in Rule 12b-2 of the Exchange Act prior to the Filing Deadline, the Filing Deadline shall be 10 business days after the filing of the first Annual Report on Form 10-K after the Closing. The Company shall use commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as reasonably practicable after the filing thereof, but in no event later than the earlier of (i) 105 days following the Filing Deadline (or as soon as reasonably practicable if the Commission notifies the Company that it will “review” the Registration Statement) and (ii) 20 business days after the Company is notified (orally or in writing, whichever is earlier) by the Commission that the Registration Statement will not be “reviewed” or will not be subject to further review. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (the “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another registration statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as reasonably practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, the Company shall notify the Holders of the effectiveness of such Registration Statement. The Company’s obligation under this subsection 2.1.1 shall, for the avoidance of doubt, be subject to Section 3.4 hereto.

2.1.2 Form S-3 Shelf. If the initial Registration Statement filed by the Company pursuant to subsection 2.1.1 is a Form S-1 Shelf, upon the Company becoming eligible to register the Registrable

F-4

Securities for resale by the Holders on a shelf registration statement on Form S-3 (a “Form S-3 Shelf”), the Company shall use commercially reasonable efforts to amend such initial Registration Statement to a Form S-3 Shelf or file a Form S-3 Shelf in substitution of such initial Registration Statement and cause such Registration Statement to be declared effective as promptly as reasonably practicable thereafter. If the Company files a Form S-3 Shelf and at any time thereafter the Company becomes ineligible to use Form S-3 for secondary sales, the Company shall use commercially reasonable efforts to file a Form S-1 Shelf as promptly as practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities.

2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, the New Holder or a majority-in-interest of the Existing Holders (any of the New Holder or the Existing Holders, the “Demanding Holders”) may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (each, an “Underwritten Offering”), provided that such Holder(s) reasonably expect aggregate gross proceeds in excess of $50 million from such Underwritten Offering (a “Demanding Holding Registration”). All requests for an Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”), which shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Underwritten Offering. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the Company after consultation with the Demanding Holders. The New Holder, on the one hand, and the Existing Holders, on the other hand, may each demand not more than two (2) Underwritten Offerings pursuant to this Section 2.1.3 in any 12-month period.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Offering, in good faith, advises the Company, the Demanding Holders and the Holders requesting piggyback rights pursuant to this Agreement with respect to such Underwritten Offering (the “Requesting Holders”) (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and all other shares of Common Stock or other equity securities, if any, as to which a Registration has been requested pursuant to separate written contractual piggyback registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any), (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Offering and the aggregate number of Registrable Securities that the Demanding Holders or the Requesting Holders (if any), have requested be included in such Underwritten Offering (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration

F-5

pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demanding Holder Registration Withdrawal. Prior to the pricing of an Underwritten Offering, any Demanding Holder shall have the right to withdraw from a Registration pursuant to such Underwritten Offering for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Underwritten Offering; provided that any New Holder or Existing Holder may elect to have the Company continue an Underwritten Offering if the Minimum Takedown Threshold would still be satisfied by the Registrable Securities proposed to be sold in the Underwritten Offering by the New Holder and the Existing Holders. If withdrawn, a demand for an Underwritten Offering shall constitute a demand for an Underwritten Offering by the withdrawing Demanding Holder for purposes of Section 2.1.3, unless either (a) such Demanding Holder has not previously withdrawn any Underwritten Offering or (b) such Demanding Holder reimburses the Company for all Registration expenses with respect to such Underwritten Offering (or, if there is more than one Demanding Holder, each such Demanding Holder’s Pro Rata portion of such Registration Expenses); provided that, if a New Holder or an Existing Holder elects to continue an Underwritten Offering pursuant to the proviso in the immediately preceding sentence, such Underwritten Offering shall instead count as an Underwritten Offering demanded by the New Holder or the Existing Holder, as applicable, for purposes of Section 2.1.3. Following the receipt of any Withdrawal Notice, the Company shall promptly forward such Withdrawal Notice to any other Holders that had elected to participate in such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with an Underwritten Offering prior to its withdrawal under this Section 2.1.5, other than if a Demanding Holder elects to pay such Registration Expenses pursuant to clause (b) of the second sentence of this Section 2.1.5.

2.2 Piggyback Registration.

2.2.1 Piggyback Rights. If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Section 2.2 hereof), other than a Registration Statement (or any registered offering with respect thereto) (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan, (v) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145), or (vi) for a Block Trade, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than 10 business days before the anticipated filing date of such Registration Statement or, in the case of an Underwritten Offering, pursuant to a shelf registration, the applicable “red herring” prospectus or prospectus supplement used for marketing such offering, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five business days after receipt of such written notice (such Registration a “Piggyback Registration”). Subject to Section 2.2.2, the Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such registered offering and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an

F-6

Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Offering that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock or other equity securities that the Company desires to sell, taken together with (i) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to separate written contractual piggyback registration rights of stockholders of the Company other than the Holders of Registrable Securities, exceeds the Maximum Number of Securities, then:

(a) If the Registration or a registered offering is undertaken for the Company’s account, the Company shall include in any such Registration or a registered offering (i) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities, if any, as to which Registration or a registered offering has been requested pursuant to written contractual piggyback registration rights of stockholders of the Company other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities;

(b) If the Registration or a registered offering is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration or a registered offering (i) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities (other than a Demanding Holder, whose right to withdraw from an Underwritten Offering and related obligations shall be governed by Section 2.1.5) shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or, in the case of a Piggyback Registration pursuant to a shelf registration, the filing of the applicable “red herring” prospectus or prospectus supplement with respect to such Piggyback Registration used for marketing such

F-7

transaction). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons or entities pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement or abandon the Underwritten Offering in connection with a Piggyback Registration at any time prior to the launch of such Underwritten Offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Piggyback Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to an Underwritten Offering effected under Section 2.1 hereof.

2.3 Restrictions on Registration Rights. If (A) during the period starting with the date 60 days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date 120 days after the effective date of, a Company initiated Registration and provided that the Company continues to actively employ, in good faith, commercially reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Offering and the Company and the Holders are unable to obtain the commitment of an Underwriter(s) to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board stating that in the good faith judgment of the Board, it would materially interfere with a bona fide business, acquisition or divestiture or financing transaction of the Company or is reasonably likely to require premature disclosure of material information that the Company has a bona fide business purpose for preserving as confidential and that it is therefore essential to defer the filing of such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than 90 consecutive days; or more than 120 total calendar days, in each case, during any 12-month period.

2.4 Block Trades. Notwithstanding any other provision of this Article II, but subject to Sections 2.4 and 3.4, at any time and from time to time when an effective Form S-1 Shelf or Form S-3 Shelf, as applicable, is on file with the Commission, if a Demanding Holder wishes to engage in a Block Trade, (A) with a total offering price reasonably expected to exceed $50 million in the aggregate or (B) with respect to all remaining Registrable Securities held by the Demanding Holder, then such Demanding Holder(s) shall provide written notice to the Company at least five business days prior to the proposed date such Block Trade will commence. As expeditiously as possible, the Company shall use commercially reasonable efforts to facilitate such Block Trade. The Demanding Holders representing a majority of the Registrable Securities wishing to engage in the Block Trade shall use commercially reasonable efforts to work with the Company and the Underwriter(s) prior to making such request (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures. Prior to the filing of the applicable “red herring” prospectus or prospectus supplement used in connection with a Block Trade, a majority in interest of the Demanding Holders initiating such Block Trade shall have the right to withdraw from such Block Trade upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Block Trade. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Block Trade prior to such Demanding Holders’ withdrawal under this Section 2.4. Notwithstanding anything to the contrary in this Agreement, Section 2.2 shall not apply to a Block Trade initiated by a Demanding Holder pursuant to this Agreement. The Demanding Holder(s) initiating a Block Trade shall have the right to select the Underwriter(s) for such Block Trade (which shall consist of one or more reputable nationally recognized investment banks), which Underwriter(s) shall be reasonably satisfactory to the Company. A Holder in the aggregate may demand no more than one Block Trade pursuant to this Section 2.4 within any 12-month period.

F-8

For the avoidance of doubt, any Block Trade effected pursuant to this Section 2.4 shall not be counted as a demand for an Underwritten Offering pursuant to Section 2.1 hereof.

2.5 Rule 415; Removal. If at any time the Commission takes the position that the offering of some or all of the Registrable Securities in a Registration Statement on Form S-3 filed pursuant to this Article II is not eligible to be made on a delayed or continuous basis under the provisions of Rule 415 under the Securities Act (provided, however, the Company shall be obligated to use reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with the Commission Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09) or requires a Holder to be named as an “underwriter,” the Company shall (i) promptly notify each holder of Registrable Securities thereof (or in the case of the Commission requiring a Holder to be named as an “underwriter,” the Holders) and (ii) use reasonable best efforts to persuade the Commission that the offering contemplated by such Registration Statement is a valid secondary offering and not an offering “by or on behalf of the issuer” as defined in Rule 415 and that none of the Holders is an “underwriter.” The Holders whose Registrable Securities are subject to such position of the Commission shall have the right to select one (1) legal counsel designated by the holders of a majority of the Registrable Securities subject to such position of the Commission (at the Company’s sole cost and expense) to review and oversee any registration or matters pursuant to this Section 2.5, including participation in any meetings or discussions with the Commission regarding the Commission’s position and to comment on any written submission made to the Commission with respect thereto. No such written submission regarding the Holders with respect to this matter shall be made to the Commission to which the applicable Holders’ counsel reasonably objects. In the event that, despite the Company’s reasonable best efforts and compliance with the terms of this Section 2.6, the Commission refuses to alter its position, the Company shall (i) remove from such Registration Statement such portion of the Registrable Securities (the “Removed Shares”) and/or (ii) agree to such restrictions and limitations on the registration and resale of the Registrable Securities as the Commission may require to assure the Company’s compliance with the requirements of Rule 415; provided, however, that the Company shall not agree to name any Holder as an “underwriter” in such Registration Statement without the prior written consent of such Holder. In the event of a share removal pursuant to this Section 2.6, the Company shall give the applicable Holders at least five days’ prior written notice along with the calculations as to such Holder’s allotment. Any removal of shares of the Holders pursuant to this Section 2.6 shall be allocated between the Holders on a Pro Rata basis based on the aggregate amount of Registrable Securities held by the Holders. In the event of a share removal of the Holders pursuant to this Section 2.6, the Company shall promptly register the resale of any Removed Shares pursuant to subsection 2.1.2 hereof and in no event shall the filing of such Registration Statement on Form S-1 or subsequent Registration Statement on Form S-3 filed pursuant to the terms of subsection 2.1.2 be counted as a Demanding Holder Registration hereunder. Until such time as the Company has registered all of the Removed Shares for resale pursuant to Rule 415 on an effective Registration Statement, the Company shall not be able to defer the filing of a Registration Statement pursuant to Section 2.4 hereof.

ARTICLE III

COMPANY PROCEDURES

3.1 General Procedures. If the Company is required to effect the Registration of Registrable Securities pursuant to this Agreement, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto, the Company shall:

3.1.1 prepare and file with the Commission within the time frame required by Section 2.1 (to the extent applicable) a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective, until all Registrable Securities covered by such Registration Statement have been sold or have ceased to be Registrable Securities;

F-9

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by any majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or have ceased to be Registrable Securities;

3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, and such Holder’s legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders; provided, that the Company shall have no obligation to furnish any documents publicly filed or furnished with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”);

3.1.4 prior to any public offering of Registrable Securities, use commercially reasonable efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence reasonably satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 use its commercially reasonable efforts to cause all such Registrable Securities included in any Registration to be listed on such exchange or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.9 in the event of an Underwritten Offering, a Block Trade, or sale by a broker, placement agent or sales agent pursuant to such Registration, in each of the cases to the extent customary for a

F-10

transaction of its type, permit a representative of the Holders (such representative to be selected by a majority of the participating Holders), the Underwriters or other financial institutions facilitating such Underwritten Offering, Block Trade or other sale pursuant to such Registration, if any, and any attorney, consultant or accountant retained by such Holders or Underwriters to participate, at each such person’s or entity’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, financial institution, attorney, consultant or accountant in connection with the Registration; provided, however, that such representatives, Underwriters or financial institutions enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

3.1.10 obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Offering, a Block Trade or a sale by a broker, placement agent or sales agent pursuant to such Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters for a transaction of its type as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;

3.1.11 in the event of an Underwritten Offering, a Block Trade or sale by a broker, placement agent or sales agent pursuant to such Registration, on the date the Registrable Securities are delivered for sale pursuant to such Registration, to the extent customary for a transaction of its type, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the participating Holders, the broker, placement agents or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the participating Holders, broker, placement agents, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters;

3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least 12 months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission), and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Form 10-Q, 10-K, 8-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.14 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50 million, use commercially reasonable efforts to make available senior executives of the Company to participate in customary “road show” and analyst or investor presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the participating Holders, consistent with the terms of this Agreement, in connection with such Registration.

Notwithstanding the foregoing, the Company shall not be required to provide any documents or information to an Underwriter, placement agent or sales agent if such Underwriter, placement agent or sales agent has not then been named with respect to the applicable Underwritten Offering or other offering involving a registration as an Underwriter, sales agent or placement agent, as applicable.

3.2 Registration Expenses. Except as otherwise provided herein, the Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

F-11

3.3 Requirements for Participation in Underwritten Offerings. Notwithstanding anything in this Agreement to the contrary, if any Holder does not provide the Company with its requested Holder Information (as defined in Section 4.2), the Company may exclude such Holder’s Registrable Securities from the applicable Registration Statement or Prospectus if the Company determines, based on the advice of counsel, that it is necessary or advisable to include such information in the applicable Registration Statement or Prospectus and such Holder continues thereafter to withhold such information. In addition, no person may participate in any Underwritten Offering or other offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4 Suspension of Sales; Adverse Disclosure.

3.4.1 Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed.

3.4.2 If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would (A) require the Company to make an Adverse Disclosure or (B) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time possible, but in no event more than 90 consecutive days, or more than 120 total calendar days, in each case, during any 12-month period, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities until such Holder receives written notice from the Company that such sales or offers of Registrable Securities may be resumed, and in each case maintain the confidentiality of such notice and its contents. The Company shall as promptly as reasonably practicable notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.

3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemption provided by Rule 144 (to the extent such exemption is applicable to the Company), including providing any legal opinions.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

4.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors and each person who controls such Holder (within the meaning of the Securities Act) (the “Holder Indemnified Parties”) against all losses, judgments, claims, actions, damages, liabilities and expenses (including without limitation, actual reasonable and documented attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained or incorporated by reference in any Registration Statement,

F-12

Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for inclusion therein. The Company shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish (or cause to be furnished) to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus (the “Holder Information”) and, to the extent permitted by law, shall indemnify the Company, its officers, directors, agents and each person or entity who controls the Company (within the meaning of the Securities Act) against any losses, judgments, claims, actions, damages, liabilities and expenses (including without limitation actual, reasonable and documented attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in (or not contained in, in the case of an omission) the Holder Information; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person or entity who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.3 Any person or entity entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person or entity of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall

F-13

contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by (or not made by, in the case of an omission), or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by the such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this Section 4.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in Sections 4.1, 4.2 and 4.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.5 were determined by Pro Rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this Section 4.5. No person or entity guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this Section 4.5 from any person who was not guilty of such fraudulent misrepresentation.

ARTICLE V

MISCELLANEOUS

5.1 Notices.

Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, on the date of delivery; (b) if by electronic means (including email), on the date that transmission is confirmed electronically; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions: (i) if to the Company, to: Semnur Pharmaceuticals, Inc., 960 San Antonio Road, Palo Alto, CA 94303, Email: jshah@semnurpharma.com, with a copy (which will not constitute notice) to: Paul Hastings LLP, 1117 S. California Avenue, Palo Alto, CA 94304, Attention: Jeffrey T. Hartlin, Esq.; Elizabeth A. Razzano, Esq. Email: jeffhartlin@paulhastings.com; elizabethrazzano@paulhastings.com, and (ii) if to any Holder, at such Holder’s address or facsimile number as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective five (5) days after delivery of such notice as provided in this Section 5.1.

5.2 Assignment; No Third Party Beneficiaries.

5.2.1 This Agreement and the rights, duties and obligations of the Company and the Holders of Registrable Securities, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders of Registrable Securities, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound as a Holder by equivalent transfer restrictions as such Registrable Securities were subject to prior to such assignment or delegation as set forth in this Agreement.

5.2.2 Prior to the expiration of the applicable lock-up period, no Holder who is subject to any such lock-up period may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, in violation of the applicable lock-up agreement, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound as a Holder by equivalent transfer restrictions as such Registrable Securities were subject to prior to such assignment or delegation.

F-14

5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.

5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.

5.3 Counterparts. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures (each of which may be an electronic signature, including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or comparable Law e.g., www.docusign.com or www.HelloSign.com) of all other parties.

5.4 Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware, without giving effect to the conflict of laws principles thereof.

5.5 Jurisdiction. Any Proceeding based upon, arising out of or related to this Agreement or the transactions contemplated hereby must be brought in the Court of Chancery of the State of Delaware (or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware), or, if it has or can acquire jurisdiction, in the United States District Court for the District of Delaware, and each of the parties irrevocably (i) submits to the exclusive jurisdiction of each such court in any such Proceeding, (ii) waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, (iii) agrees that all claims in respect of the Proceeding shall be heard and determined only in any such court, and (iv) agrees not to bring any proceeding or Proceeding arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by Law or to commence Proceedings or otherwise proceed against any other party in any other jurisdiction, in each case, to enforce judgments obtained in any Proceeding brought pursuant to this Section 5.5.

5.6 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority in interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that affects either of (x) the Existing Holders as a group, (y) or the New Holder, respectively, in a manner that is materially and adversely different from any other Holders, as applicable, shall require the prior written consent of (1) a majority-in-interest of the Registrable Securities held by such Existing Holders, or (2) a majority-in-interest of the Registrable Securities held by such New Holder, as applicable, prior to entering into such amendment or waiver; provided, further, that notwithstanding the foregoing, any amendment hereto or waiver hereof that affects one Holder or group of affiliated Holders, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder or group of affiliated Holders so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

F-15

5.7 Other Registration Rights. Other than as provided in the warrant agreement dated as of April 6, 2022 between the Company and Vstock Transfer, LLC, the Company represents and warrants that no person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail. This Agreement supersedes, and amends and restates in its entirety, the Prior Registration Rights Agreement.

5.8 Term. This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement, (ii) the date as of which all of the Registrable Securities have been sold or disposed of or (iii) pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)), and shall be of no further force or effect with respect to any party (other than the Company) when such party no longer holds Registrable Securities. The provisions of Section 3.5, Article IV and this sentence, shall survive any termination.

5.9 Legend Removal. If a Holder holds Registrable Securities that are eligible to be sold without restriction under Rule 144 under the Securities Act (other than the restrictions set forth under Rule 144(i)) or pursuant to an effective Registration Statement, then, at such Holder’s request, accompanied by such additional representations and other documents as the Company or its transfer agent shall reasonably request, the Company shall cause the Company’s transfer agent to remove any restrictive legend set forth on the Registrable Securities held by such Holder in connection with any sale of such Registrable Securities pursuant to Rule 144 or the effective Registration Statement, as applicable (including, if required by the Company’s transfer agent, by delivering to the Company’s transfer agent a direction letter and opinion of counsel).

5.10 Waiver of Trial by Jury. THE PARTIES TO THIS AGREEMENT HEREBY KNOWINGLY, VOLUNTARILY AND IRREVOCABLY WAIVE ANY RIGHT EACH SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY PROCEEDING OF ANY KIND OR NATURE, IN ANY COURT IN WHICH A PROCEEDING MAY BE COMMENCED, ARISING OUT OF OR IN CONNECTION WITH THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OR BY REASON OF ANY OTHER CAUSE OR DISPUTE WHATSOEVER BETWEEN OR AMONG ANY OF THE PARTIES TO THIS AGREEMENT OF ANY KIND OR NATURE. NO PARTY SHALL BE AWARDED PUNITIVE OR OTHER EXEMPLARY DAMAGES RESPECTING ANY DISPUTE ARISING UNDER THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT.

5.11 Severability. This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

5.12 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

5.13 Titles and Headings. Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

5.14 Waivers and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be

F-16

conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

5.15 Holder Information. Each Holder agrees, if requested in writing, to represent to the Company the total number of Registrable Securities held by such Holder in order for the Company to make determinations hereunder.

[SIGNATURE PAGES FOLLOW]

F-17

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

SEMNUR PHARMACEUTICALS, INC.

By:
Name: Jaisim Shah
Title: Chief Executive Officer and President

EXISTING HOLDERS:

DENALI CAPITAL GLOBAL INVESTMENTS LLC

By:
Name:
Title:

By:
Huifeng Chang

By:
Lei Huang

By:
Jim Mao

By:
You “Patrick” Sun

By:
Kevin Vassily

[Signature Page to Amended and Restated

Registration Rights Agreement]

F-18

NEW HOLDER:

SCILEX HOLDING COMPANY

By:
Name: Jaisim Shah
Title: Chief Executive Officer and President

[Signature Page to Amended and Restated

Registration Rights Agreement]

F-19

Annex G

CERTIFICATE OF DESIGNATIONS

OF

SEMNUR PHARMACEUTICALS, INC.

a Delaware corporation

(Pursuant to Section 151 of the

General Corporation Law of the State of Delaware)

Semnur Pharmaceuticals, Inc., a Delaware corporation (the “Corporation”), does hereby certify that pursuant to the authority conferred upon the Corporation’s board of directors (together with any duly authorized committee thereof, the “Board of Directors”) by the provisions of the Corporation’s Amended and Restated Certificate of Incorporation, as amended, which authorizes the issuance of up to 45,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), the following resolutions were duly adopted by the Board of Directors on     , 2024:

RESOLVED, that the issuance of shares of Preferred Stock is hereby authorized and the designations, powers, rights and preferences and qualifications, limitations or restrictions thereof are hereby fixed as follows:

SERIES A PREFERRED STOCK

1. Number and Designation. [●] shares of the Preferred Stock shall be designated as “Series A Preferred Stock” (the “Series A Preferred Stock”).

2. Rank. The Series A Preferred Stock shall, with respect to dividend rights and rights upon liquidation, dissolution or winding-up of the Corporation, rank:

(a) senior to the Common Stock (as defined in Section 10), and to all other classes or series of capital stock of the Corporation, except for any such other class or series, the terms of which expressly provide that it ranks on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Corporation (together with any securities, options, warrants or other rights convertible into, exchangeable for or exercisable to acquire any such capital stock, the “Junior Securities”); and

(b) on a parity with each class or series of capital stock of the Corporation, the terms of which expressly provide that it ranks on a parity with the Series A Preferred Stock as to dividend rights and rights on liquidation, dissolution or winding-up of the Corporation (together with any securities, options, warrants or other rights convertible into, exchangeable for or exercisable to acquire any such capital stock, the “Parity Securities”).

3. Dividends. The Series A Preferred Stock will not be entitled to dividends unless the Corporation pays dividends (whether in cash or other property) to holders of outstanding shares of Common Stock. Holders of Series A Preferred Stock shall be entitled to receive, for each share of Series A Preferred Stock, when, as and if declared by the Board of Directors, to the fullest extent permitted by law to the same extent and on the same basis as and contemporaneously with dividends and distributions as declared by the Board of Directors with respect to shares of Common Stock in an amount equal to the product of (i) the number of shares of Common Stock that such share of Series A Preferred Stock would otherwise be convertible into pursuant to a Deemed Conversion (as defined in Section 5(a)) on the record date for the dividend or distribution on the Common Stock and (ii) the dividend or distribution payable on a share of the Common Stock. Dividends payable pursuant to this Section 3 shall be payable to the holders of record of shares of Series A Preferred Stock as they appear on the Corporation’s stock register at the close of business on the same record date as is applicable to the Common Stock, which shall be not more than 60 days before the applicable dividend payment date, as may be fixed by the Board of Directors. The Corporation shall provide 10 days prior written notice to the holders of Series A Preferred Stock of any applicable record date.

4. Liquidation Preference.

(a) In the event of any Change of Control (as defined in Section 10), liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, before any payment or distribution of the Corporation’s property or assets (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of Series A Preferred Stock shall be entitled to receive an amount per share of Series A Preferred Stock equal to the greater of (i) $10.00 (which amount shall be appropriately adjusted in the event of any stock split, stock combination or other similar recapitalization of the Series A Preferred Stock) (the “Stated Value”) and (ii) the amount and type of consideration such share of Series A Preferred Stock would be entitled to receive pursuant to the Change of Control, liquidation, dissolution or winding-up of the Corporation assuming that such share had been converted into shares of Common Stock in a Deemed Conversion. If, upon any Change of Control, liquidation, dissolution or winding-up of the Corporation, the Corporation’s assets, or proceeds thereof, distributable among the holders of Series A Preferred Stock and any Parity Securities are insufficient to pay in full the aggregate amount of the liquidation preference payable in respect of all outstanding shares of Series A Preferred Stock and Parity Securities, such assets or the proceeds thereof shall be distributed among the holders of the Series A Preferred Stock and Parity Securities ratably in proportion to the respective amounts of the liquidation preference that would be payable on such shares of Series A Preferred Stock and Parity Securities if all such amounts were paid in full.

(b) Subject to the rights of the holders of any Parity Securities, after payment shall have been made in full to the holders of Series A Preferred Stock pursuant to this Section 4, the holders of Junior Securities shall be entitled to receive all remaining assets of the Corporation, subject to the respective terms applying thereto, in the same type of consideration that the holders of Series A Preferred Stock received pursuant to this Section 4.

5. No Conversion Rights.

(a) The Series A Preferred Stock is not convertible into Common Stock or any other equity of the Corporation; provided, however, a number of the rights, preferences and privileges of the Series A Preferred Stock set forth in this Certificate are determined based on an as-converted-to-Common Stock basis or otherwise assume that the shares of Series A Preferred Stock are converted into shares of Common Stock. Accordingly, the number of shares of Common Stock that each share of Series A Preferred Stock is deemed to be (or otherwise being treated as) converted into for the purpose of affecting the various rights, preferences and privileges of the Series A Preferred Stock set forth in this Certificate (a “Deemed Conversion”), whether in connection with a Change of Control or otherwise, shall be equal to the result obtained by dividing (i) the Stated Value by (ii) $10.00, adjusted as provided in Section 6 (each such price, a “Conversion Price”).

(b) Unless otherwise explicitly set forth herein, each Deemed Conversion shall be deemed to have been effected immediately prior to the close of business on the date on which the applicable event requiring the determination of a Deemed Conversion actually occurs.

(c) In connection with any Deemed Conversion, no fractional shares of Common Stock shall be accounted for in such Deemed Conversion. In lieu thereof the Corporation shall round up the number of shares to be treated as having been converted to the nearest whole number and all shares of Series A Preferred Stock shall be treated as having been converted for the applicable Deemed Conversion.

6. Anti-Dilution Adjustments. The Conversion Price shall be subject to the adjustments set forth in this Section 6.

(a) Subdivisions and Combinations of the Common Stock. If the Corporation shall subdivide or split the outstanding shares of Common Stock into a greater number of shares or combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price in effect immediately prior to the open of business on the effective date of such subdivision, split, combination or reclassification shall be adjusted by dividing such Conversion Price by the following fraction:

OS1
OS0

where,

OS1 =	the number of shares of Common Stock outstanding immediately after such subdivision, split, combination or reclassification; and

OS0 =	the number of shares of Common Stock outstanding immediately prior to such subdivision, split, combination or reclassification.

(b) Issuer Tender, Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Common Stock where the cash and fair value of any other consideration included in the payment per share of the Common Stock exceeds the Closing Sale Price of the Common Stock on the Trading Day (as defined in Section 10) immediately following the expiration date of the tender or exchange offer, then the Conversion Price in effect at the close of business on the expiration date of the tender or exchange offer shall be adjusted by dividing such Conversion Price by the following fraction:

AC + (SP1 x OS1)
SP1 x OS0

where,

AC =	the aggregate cash and fair value of any other consideration payable for shares purchased in the tender or exchange offer;

SP1 =	the Closing Sale Price of Common Stock on the Trading Day immediately following the expiration date of the tender or exchange offer;

OS1 =

the number of shares of Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to the purchase or exchange of all shares purchased or exchanged in the tender or exchange offer); and

OS0 =

the number of shares of Common Stock outstanding immediately prior to the expiration of the tender or exchange offer (prior to giving effect to the purchase or exchange of all shares purchased or exchanged in the tender or exchange offer).

In the event that the Corporation, or one of its subsidiaries, is obligated to purchase shares of Common Stock pursuant to any such tender offer or exchange offer, but the Corporation, or such subsidiary, is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made. Except as set forth in the preceding sentence, if the application of this Section 6(b) to any tender offer or exchange offer would result in an increase in the Conversion Price, no adjustment shall be made for such tender offer or exchange offer under this Section 6(b).

(c) Rights Plan. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock and prior to the time of the Deemed Conversion, the rights have separated from the shares of Common Stock, the Conversion Price in effect at the time of separation shall be adjusted as if the Corporation had made a distribution to all holders of Common Stock by dividing such Conversion Price by the following fraction, subject to readjustment in the event of the expiration, termination, or redemption of such rights:

SP0
SP0 – FMV

where,

SP0 =	the Current Market Price (as defined in Section 10) per share of Common Stock on the Trading Day immediately preceding the ex-date; and

FMV =	the fair value of the portion of the distribution applicable to one share of Common Stock on the Trading Day immediately preceding the ex-date.

(d) Certain Issuance or Sale of Common Stock or Derivatives. If the Corporation shall issue or sell shares of Common Stock (or any securities, options, warrants or other rights convertible, exchangeable or exercisable to acquire such stock) without consideration or at a consideration per share of Common Stock (calculated based on the aggregate proceeds to the Corporation upon issuance and any additional consideration payable to the Corporation upon any such conversion, exchange or exercise) that is less than the Conversion Price in effect at the close of business on the day immediately preceding such issuance, then such Conversion Price shall be adjusted by multiplying such Conversion Price by the following fraction:

(AC / CP) + OS0
OS1

where,

AC =

the aggregate proceeds to the Corporation upon issuance and any additional consideration payable to the Corporation upon any conversion, exchange or exercise based on the maximum number of shares of Common Stock issuable by the Corporation in connection therewith;

CP =	the Conversion Price in effect at the close of business on the day immediately preceding such issuance;

OS0 =	the number of shares of Common Stock outstanding immediately prior to such issuance; and

OS1 =

the sum of the number of shares of Common Stock outstanding immediately prior to such issuance and the total number of shares of Common Stock issued or subject to issuance upon conversion, exchange or exercise of all securities, options, warrants or rights issued.

In the event that any portion of the aggregate consideration received by the Corporation in connection with the issuance or sale is not received in cash but in securities or other property, the above adjustment shall be made considering the fair value of such security or other property.

The adjustment of the Conversion Price pursuant to this Section 6(d) shall not apply to any issuance of shares of Common Stock (or any securities, options, warrants or other rights convertible, exchangeable or exercisable to acquire such stock): (i) to all holders of Common Stock; (ii) in connection with any stock subdivisions, splits, combinations or reclassifications for which an adjustment to the Conversion Price is made pursuant to Section 6(a); (iii) in connection with the Closing (as defined in the Merger Agreement (as defined below)); or (iv) in connection with any employment contract or benefit plan or arrangement with or for the benefit of employees, officers or directors of the Corporation or any of its subsidiaries approved by the Board of Directors.

(e) Certain Determinations. For purposes of the computation of any adjustments required under this Section 6, the following shall apply:

(i) Adjustments shall be made successively whenever any event giving rise to such an adjustment shall occur.

(ii) Fair value shall be determined by the Board of Directors in good faith; provided that if the holders of 25% or more of the outstanding shares of Series A Preferred Stock shall object to any such determination, such fair value shall be determined by an independent appraiser selected by such holders and reasonably satisfactory to the Corporation. The fees and expenses of such independent appraiser shall be paid by the Corporation. The holders of Series A Preferred Stock shall be notified promptly of any consideration other than cash to be received or paid by the Corporation and furnished with a description of the consideration and the fair value thereof, as determined in accordance with the foregoing provisions.

(iii) All adjustments to the Conversion Price shall be calculated to the nearest cent (with $0.005 rounded up to $0.01).

(iv) No adjustment in the Conversion Price will be made unless such adjustment would require an increase or decrease of at least one percent therein; provided, that any adjustments which by reason of this clause are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(f) Certificates as to Adjustment. Upon the occurrence of each adjustment to the Conversion Price, the Corporation shall promptly compute the Conversion Price in accordance with this Section 6 and furnish to each holder of Series A Preferred Stock an officer’s certificate setting forth the Conversion Price and setting forth in reasonable detail the facts upon which such adjustment is based. In the case of any action or event that causes an adjustment of the Conversion Price pursuant to this Section 6 and requires or results in the fixing of a record date, the Corporation shall, at least five days prior to such record date, give written notice to each holder of Series A Preferred Stock specifying the record date. Failure to deliver such notice, or any defect therein, shall not affect the legality or validity of any such action or event.

7. Voting Rights.

(a) General Preferred Stock Voting Rights. Except as otherwise required by law or as set forth in this Section 7, the holders of shares of Series A Preferred Stock will be entitled to vote, together with the holders of shares of Common Stock and not separately as a class, on all matters upon which holders of shares of Common Stock have the right to vote. The holders of shares of Series A Preferred Stock will be entitled to one vote for each share of Common Stock that such share of Series A Preferred Stock would otherwise be convertible into pursuant to a Deemed Conversion on the record date for the determination of the stockholders entitled to vote.

(b) Class Voting Rights. The Corporation shall not, and shall not permit its subsidiaries to, without the affirmative vote of at least a majority of the outstanding shares of Series A Preferred Stock (whether by written consent or at a meeting of the holders of Series A Preferred Stock duly called for such purpose):

(i) change the shares of Series A Preferred Stock (whether by merger, conversion, consolidation, reclassification, operation of law or otherwise) into cash, securities or other property except in accordance with the terms hereof or, in the case of a merger or consolidation of the Corporation in which it is not the surviving or resulting entity, the Series A Preferred Stock may be exchanged for an equivalent number of shares of preferred stock of the surviving or resulting entity, transferee or ultimate parent of such party, with terms substantially the same as the Series A Preferred Stock;

(ii) issue any shares of Series A Preferred Stock other than in accordance with that certain Agreement and Plan of Merger, dated as of August 30, 2024, by and among the Corporation (previously Denali Capital Acquisition Corp.), Denali Merger Sub, Inc., a Delaware corporation, and Semnur, Inc. (previously Semnur Pharmaceuticals, Inc.), a Delaware corporation, as amended (the “Merger Agreement”);

(iii) create, authorize or issue any Parity Security or other equity security the terms of which provide that it ranks senior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of the Corporation, or increase the authorized amount of any such other class or series; or

(iv) amend, modify or repeal any provision of the Corporation’s Amended and Restated Certificate of Incorporation (as amended from time to time, the “Certificate of Incorporation”), bylaws of the Corporation or this Certificate of Designations, whether by merger, conversion, consolidation, reclassification, by operation of law or otherwise, that adversely affects the holders of shares of Series A Preferred Stock.

8. Special Meetings. For so long as Scilex Holding Company beneficially owns any shares of Series A Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes shall be called by or at the direction of the Board of Directors or the Chairman of the Board of Directors at the request of Scilex Holding Company. If a special meeting is called at the request of Scilex Holding Company, then the request shall be in writing, specifying the requested date, time and place of such meeting and the general nature of the business proposed to be transacted, and shall be delivered personally or sent by registered or electronic mail to the Chairman of the Board of Directors. Any such special meeting of stockholders shall be held at such date, time, and place, within or without the State of Delaware, as may be specified by order of the Board of Directors or the Chairman of the Board of Directors. The Board of Directors may, in its sole discretion, determine that special meetings of stockholders shall not be held at any place but may instead be held solely by means of remote communication as authorized by Section 211(a)(2) of the DGCL. If such order fails to fix such place, the meeting shall be held at the principal executive offices of the Corporation.

9. Remedies. Nothing herein shall limit the right of a holder of Series A Preferred Stock to pursue actual damages for any failure by the Corporation to comply with the terms of this Certificate of Designations and a holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief. For the avoidance of doubt, any of the actions prohibited by or taken in contravention of the provisions herein, including by Section 7, shall be null and void ab initio and of no force or effect.

10. Certain Definitions. As used in this Certificate of Designations, the following terms shall have the meanings defined in this Section 10.

“Certificate” means this Certificate of Designations.

“Change of Control” shall be deemed to have occurred if any of the following events shall have occurred after the original issuance of the Series A Preferred Stock:

(i)

any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act (as defined in Section 10)) (other than Sorrento Therapeutics, Inc. or its affiliates) acquires the beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Corporation’s outstanding voting stock; or

(ii)

the consummation of (x) any merger, conversion, consolidation, share exchange or other similar transaction involving the Corporation or any of its subsidiaries, (y) any sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the consolidated assets of the Corporation and its subsidiaries, taken as a whole, to any Person other than one of the Corporation’s subsidiaries or, (z) any recapitalization, reclassification or change of the Common Stock (other than changes resulting from a split, subdivision or combination), in each case, other than a transaction in which all of the persons that “beneficially owned,” directly or indirectly, the voting shares of capital stock of the Corporation immediately prior to such transaction beneficially own, directly or indirectly, voting shares of capital stock representing a majority of the total voting power of all outstanding classes of capital stock of the surviving or resulting entity, transferee or ultimate parent of such party in the same relative proportions; or

(iii)

individuals who, immediately following the Effective Time (as defined in the Merger Agreement), are members of the Board of Directors (the “Incumbent Board”) cease for any reason to constitute at least a majority of the members of the whole Board of Directors; provided, however, that if the appointment or election (or nomination for election) of any new member of the Board of Directors was approved or recommended by a majority vote of the members of the Incumbent Board then still in office, such new member shall, for purposes of this Certificate, be considered as a member of the Incumbent Board.

“Closing Sale Price” of the Common Stock on any day means: (i) if the shares of Common Stock are listed on The Nasdaq Stock Market LLC, the closing sale price per share of Common Stock (or if no closing sale price is reported, the last reported sale price) on such date on The Nasdaq Stock Market LLC; (ii) if the shares of Common Stock are not listed on The Nasdaq Stock Market LLC, the closing sale price per share of Common Stock (or if no closing sale price is reported, the last reported sale price) on such date in composite trading for the principal United States national or regional securities exchange on which the shares of Common Stock are then listed; (iii) if the shares of Common Stock are not listed on a United States national or regional securities exchange, the last quoted bid price per share of Common Stock in the over-the-counter market on the relevant date as reported by Pink OTC Markets Inc. or a similar organization; or (iv) if the shares of Common Stock are not quoted as described in clause (iii) above, the market price per share of Common Stock on the relevant date as determined in good faith by the Board of Directors, subject to Section 6(e)(ii) hereof.

“Common Stock” means the Corporation’s common stock, par value $0.0001 per share.

“Current Market Price” as of any determination date means the average daily Closing Sale Prices of the Common Stock for the 10 consecutive Trading Days ending on the earlier of such determination date and, if applicable, the day before the ex-date with respect to the issuance, distribution, subdivision or combination requiring such computation immediately prior to the date in question. “ex-date” (1) when used with respect to any issuance or distribution, means the first date on which the Common Stock trades, regular way, on the relevant exchange or in the relevant market from which the Closing Sale Price was obtained without the right to receive such issuance or distribution, and (2) when used with respect to any subdivision, split, combination or reclassification of shares of Common Stock, means the first date on which the Common Stock trades, regular way, on such exchange or in such market after the time at which such subdivision, split, combination or reclassification becomes effective. If another issuance, distribution, subdivision, split, combination or reclassification to which Section 6 applies occurs during the period applicable for calculating the “Current Market Price” pursuant to this definition, the “Current Market Price” shall be calculated for such period in a manner determined by the Board of Directors to reflect the impact of such issuance, distribution, subdivision or combination on the Closing Sale Price of the Common Stock during such period.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Trading Day” is any day during which trading in securities generally occurs on The Nasdaq Stock Market LLC or, if the Common Stock is not listed on The Nasdaq Stock Market LLC, on the principal United States national or regional securities exchange on which the Common Stock is then listed or, if the Common Stock is not listed on a United States national or regional securities exchange, on the principal other market on which the Common Stock is then traded.

11. Further Assurances. The Corporation shall take such actions as are reasonably required in order for the Corporation to satisfy its obligations under this Certificate, including, without limitation, using reasonable best efforts in making any filings, in each case as required pursuant to applicable law or the listing requirements (if any) of any national securities exchange on which any class or series of capital stock of the Corporation is then listed or traded.

12. Amendment. This Certificate may only be altered, amended, or repealed by the affirmative vote of a majority of the whole Board of Directors and holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a single class.

13. Waiver. Any provision in this Certificate to the contrary notwithstanding, any provision contained herein and any right of the holders of Series A Preferred Stock granted hereunder may be waived as to all shares of Series A Preferred Stock (and the holders thereof) upon the written consent of the holders of a majority of the shares of Series A Preferred Stock then outstanding.

14. Severability. If any term of Series A Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other terms set forth herein which can be given effect without the invalid, unlawful or unenforceable term will, nevertheless, remain in full force and effect, and no term herein set forth will be deemed dependent upon any other such term unless so expressed herein.

[Signature Page to Follow]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designations to be duly executed and acknowledged by its undersigned duly authorized officer this __ day of ________, 2024.

SEMNUR PHARMACEUTICALS, INC.

By:
Name:
Title:

[Signature Page to Certificate of Designations]

Annex H

As of August 30, 2024

Board of Directors

Denali Capital Acquisition Corp. (NASDAQ: DECA)

437 Madison Avenue 27th Floor

New York, NY 10022

Re: Opinion of Value of the Proposed Transaction Among DENALI CAPITAL ACQUISITION CORP. (NASDAQ: DECA). and SEMNUR PHARMACEUTICALS, INC.

Dear Denali Board of Directors:

We understand that Denali Capital Acquisition Corp., a Cayman Islands corporation and special purpose acquisition company, (NASDAQ: DECA or the “Company”) and Semnur Pharmaceuticals, Inc., (“Semnur”), a wholly owned subsidiary of Scilex Holding Company (NASDAQ: SCLX or “Scilex”), (together referenced as the “Parties”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), and as outlined in the corresponding Letter of Intent dated July 02, 2024, pursuant to which both Parties intend to create a single publicly traded biopharma company to further provide investment into Semnur for the development of a non-opioid product, SP-102. Following the consummation of the Merger Agreement which provides for, among other things, the merger (the “Merger” and, together the “Transaction”), the Parties intend to file a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which would include a proxy statement/prospectus, and each party would file other documents regarding the proposed transaction with the SEC.

Our understanding of the Parties is summarized as follows

i.

Semnur Pharmaceuticals, Inc. is a clinical-late stage specialty pharmaceutical company focused on the development and commercialization of a novel non-opioid pain therapies. Semnur’s lead program, SP-102, is the first non-opioid novel gel formulation administered epidurally in development for patients with moderate to severe chronic radicular pain/sciatica.

ii.

Scilex Holding Company is an innovative revenue-generating company focused on acquiring, developing and commercializing non-opioid pain management products for the treatment of acute and chronic pain. Scilex targets indications with high unmet needs and large market opportunities with non-opioid therapies for the treatment of patients with acute and chronic pain and are dedicated to advancing and improving patient outcomes. Scliex’s commercial products include: (i) ZTildo® (lidocaine topical system) 1.8%, a prescription of lidocaine topical product approved by the U.S. Food and Drug Administration (the “FDA”) for the relief of neuropathic pain associated with postherpetic neuralgia, which is a form of post-shingles nerve pain; (ii) ELYXYB®, a potential first-line treatment and the only FDA-approved, ready-to-use oral solution for the acute treatment of migraine, with or without aura, in adults; and (iii) Gloperba®, the first and only liquid oral version of the anti-gout medicine colchicine indicated for the prophylaxis of painful gout flares in adults.

iii.

Denali Capital Acquisition Corp. is a blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities.

Board of Directors August 30, 2024 Page 2

Our understanding of the Transaction may be summarized as follows:

i.

Semnur Pharmaceuticals, Inc., a wholly owned subsidiary of Scilex Holding Company, and Denali Capital Acquisition Corp. announce signing of a letter of intent for a proposed business combination, which provides for a pre-transaction equity value of Semnur of up to $2.0B;

ii.	The Structure of the Transaction shall take into consideration the following:

a.

The Merger shall result in the formation of a publicly traded biopharma company and further provide investment into Semnur for the development of a non-opioid product, SP-102 (10 mg injectable dexamethasone sodium phosphate viscous gel) or SEMDEXATM, a Phase 3 novel non-opioid, viscous gel formulation of a widely used corticosteroid for epidural injections to treat lumbosacral radicular pain, or sciatica, with FDA Fast Track status.

b.

Anticipated proceeds from the proposed business combination are expected to partially fund Semnur’s lead program, SP-102, and a final Phase 3 study in connection with a potential New Drug Application filing with the FDA.

c.	Scilex is expected to be the majority holder of the combined company following completion of the proposed business combination.

d.

As previously disclosed, the Board of Directors of Scilex approved a resolution to authorize a potential dividend of up to 10% of the Scilex’s ownership interest in Semnur in connection with certain transactions, including a merger, subject to the registration of Semnur’s common stock (or such securities, property or other assets into which or for which such stock may be exchanged or converted in such a transaction) with the SEC.

e.	The letter of intent contemplates the combined company changing its name to Semnur Pharmaceuticals, Inc. and being led by Scilex and Semnur’s current management team.

In connection with our opinion, among other things, we have: (i) relied on representations of members of the management of DECA, that the financial terms of the Transaction have been set as described above; (ii) held conference calls with certain members of the management of DECA, to discuss the transaction and related matters, including DECA’s assets, business and operations, DECA’s strategic plans for the Company’s asset portfolio, and projections for the Company’s asset portfolio; (iii) reviewed research and technical documents provided by DECA relating to the business and prospects of the Company’s asset portfolio; (iv) reviewed certain marketing materials provided to us by DECA, including market size and projections performed internally; (v) reviewed proprietary and publicly available information relating to market size and potential cash flows of the Company’s asset portfolio; (vi) reviewed the financial terms of certain other recent transactions involving companies that we deemed generally comparable to DECA and the Transaction; (vii) reviewed publicly available information for companies we have determined to be comparable to DECA; (viii) reviewed asset listings and historic asset valuations provided by DECA; and (ix) conducted such other studies, analyses, inquiries, and investigations as we deemed appropriate.

In connection with our opinion of value, with your permission and without any independent verification (a) we have assumed that the documents to be prepared and used to effect the Transaction will do so on the terms set forth by representations of members of the management of DECA, and that the financial terms of the

Board of Directors August 30, 2024 Page 3

Transaction have been set as described above, without material modification, (b) we have relied on the accuracy and completeness of all the financial and other publicly available information reviewed by us or that was furnished or otherwise communicated to us by DECA.

We have reviewed estimations and projections relating to the markets for the Company’s asset portfolio provided to us by DECA in light of other information available to us, as well as the discussions we have conducted with the Management teams of DECA, and other industry sources. Independent of the foregoing, we have assumed that such projections relating to the Company’s asset portfolio were reasonably prepared based on assumptions reflecting the best currently available estimates and good-faith judgments of management teams of DECA as to the most likely future performance of the Company’s asset portfolio and that the management team of DECA do not have any information or belief that would make any such projections incomplete or misleading. We have not independently verified the accuracy or completeness of any of the information provided to us or obtained by us from publicly available sources and do not take any responsibility with respect to any such information. We have not made an independent valuation or appraisal of the assets in consideration and have not been furnished with any such recent valuations or appraisals. We have also assumed that the transaction will be consummated in a timely manner without any regulatory limitations, restrictions, conditions, amendments, or modifications that collectively would have an adverse effect on the business prospects and projections concerning the Company’s asset portfolio and that there has been no material change in the business, condition or prospects of the Company’s asset portfolio since the respective dates of the information provided to us.

We do not express any opinion as to the price or range of prices at which the Denali Capital Acquisition Corp. Ordinary Shares might trade subsequent to announcement of the Merger or prices or range of prices at which the shares of the Denali Capital Acquisition Corp. Ordinary Shares, or post-merged Stock will trade after consummation of the Merger.

Makamer, Inc. (“Makamer”) and their affiliate CB Capital Partners (“CB Capital”) may be engaged by DECA to provide certain investment banking and financial advisory services for which we received our customary fees. In the ordinary course of business, Makamer and CB Capital and/or its Broker-Dealer might actively trade the securities of that of DECA, post-merged Semnur Common Stock, for our own account and for the account of our customers and, accordingly, might at any time hold a long or short position in those securities.

We have not been requested to, and did not, solicit third-party indications of interest in acquiring all or any portion of the stock DECA. Furthermore, we have not participated in the negotiation of the transaction, provided any legal or other advice regarding the transaction or advised you with respect to any possible alternatives to the transaction.

This opinion of value does not constitute a recommendation to DECA or any holders of ordinary shares of DECA as to how to pursue the transaction. This opinion of value does not address DECA’s underlying business decision to pursue the Transaction, the relative merits of the transaction as compared to any alternative business strategies that might exist for DECA or the effects of any other transaction in which DECA might engage. Our opinion is subject to the assumptions and conditions contained in this letter and is necessarily based on economic, market, and other conditions, and the information made available to us, as of the date of this letter. We assume no responsibility, and do not intend, to update or revise our opinion based on circumstances or events occurring after the date of this letter.

Board of Directors August 30, 2024 Page 4

Based upon and subject to the foregoing, as of August 14, 2024, we have arrived at the following valuation range for the aforementioned acquired assets, from a financial point of view, of between $2.001 B and $2.554 B, and from a financial point of view, the Transaction is a fair one.

Very truly yours,

MAKAMER, INC.	CB CAPITAL PARTNERS, INC.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, fraud, dishonesty or the consequences of committing a crime. The Current Denali Charter provides for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect.

We have entered into indemnification agreements with each of our officers and directors a form of which is filed as Exhibit 10.4 to our Registration Statement on Form S-1 that was declared effective by the SEC on April 6, 2022. These agreements require us to indemnify these individuals to the fullest extent permitted under Cayman Islands law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Pursuant to the Merger Agreement filed as Exhibit 2.1 to this Registration Statement, we have agreed to continue to indemnify our current directors and officers and have agreed to the continuation of director and officer liability insurance covering our current directors and officers.

It is anticipated that the New Semnur Board will, in connection with consummating the Business Combination, approve and direct New Semnur to enter into customary indemnification agreements with the persons intended to serve as directors and executive officers of New Semnur following the Business Combination.

Item 21. Exhibits and Financial Statements Schedules

Exhibit Number	Description

1.1	Underwriting Agreement, dated as of April 6, 2022, by and among Denali Capital Acquisition Corp., US Tiger Securities, Inc. and EF Hutton, division of Benchmark Investments, LLC, as representatives of the several underwriters named therein. (incorporated by reference to Exhibit 1.1 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

2.1#‡	Agreement and Plan of Merger, dated as of March 18, 2019, by and among Scilex Holding Company, Sigma Merger Sub, Inc., Semnur Pharmaceuticals, Inc., Fortis Advisors LLC, solely as the representative of the Equityholders and, solely with respect to Section 1.8(a), Section 3.11 and Article X, Sorrento Therapeutics, Inc.

2.2‡	Amendment No. 1 to Agreement and Plan of Merger, dated as of August 7, 2019, by and among Semnur Pharmaceuticals, Inc., Scilex Holding Company, Sigma Merger Sub, Inc., Fortis Advisors, LLC, solely as the representative of the Equityholders and, solely with respect to Section 1.8(a), 3.11 and Article X of the Agreement and Plan of Merger, Sorrento Therapeutics, Inc.

2.3#	Agreement and Plan of Merger, dated as of August 30, 2024, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (included as Annex A-1 to the proxy statement/prospectus contained in this registration statement).

Exhibit Number	Description

2.4	Amendment No. 1 to Agreement and Plan of Merger, dated as of April 16, 2025, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (included as Annex A-2 to the proxy statement/prospectus contained in this registration statement).

2.5	Amendment No. 2 to Agreement and Plan of Merger, dated as of July 22, 2025, by and among Denali Capital Acquisition Corp., Denali Merger Sub Inc. and Semnur Pharmaceuticals, Inc. (included as Annex A-3 to the proxy statement/prospectus contained in this registration statement).

3.1	Amended and Restated Memorandum and Articles of Association of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

3.2	Extension Amendment, dated as of October 11, 2023, to the Amended and Restated Memorandum and Articles of Association of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 of Denali’s Current Report on Form 8-K filed with the SEC on October 11, 2023).

3.3	Extension Amendment, dated as of July 10, 2024, to the Amended and Restated Memorandum and Articles of Association of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 of Denali’s Current Report on Form 8-K filed with the SEC on July 10, 2024).

3.4	Extension Amendment, dated as of April 11, 2025, to the Amended and Restated Memorandum and Articles of Association of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 of Denali’s Current Report on Form 8-K filed with the SEC on April 15, 2025).

3.5‡	Form of Certificate of Domestication of Denali Capital Acquisition Corp., to be filed with the Secretary of State of Delaware.

3.6	Form of Certificate of Incorporation of Denali Capital Acquisition Corp. (included as Annex B to the proxy statement/prospectus contained in this registration statement).

3.7	Form of Certificate of Designations of Semnur Pharmaceuticals, Inc. (included as Annex G to the proxy statement/prospectus contained in this registration statement).

3.8	Form of Bylaws of Denali Capital Acquisition Corp. (included as Annex C to the proxy statement/prospectus contained in this registration statement).

4.1	Specimen Unit Certificate of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 4.1 of Denali’s Form S-1 filed with the SEC on April 5, 2022).

4.2	Specimen Class A Ordinary Share Certificate of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 4.2 of Denali’s Form S-1 filed with the SEC on April 5, 2022).

4.3	Specimen Warrant Certificate of Denali Capital Acquisition Corp. (incorporated by reference to Exhibit 4.3 of Denali’s Form S-1 filed with the SEC on April 5, 2022).

4.4	Warrant Agreement, dated as of April 6, 2022, between Denali Capital Acquisition Corp. and VStock Transfer, LLC, as warrant agent (incorporated by reference to Exhibit 4.1 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

5.1‡	Opinion of Winston & Strawn LLP regarding the validity of the securities.

8.1‡	Opinion of Winston & Strawn LLP regarding tax matters.

10.1	Letter Agreement, dated as of April 6, 2022, by and among Denali Capital Acquisition Corp., Denali Capital Global Investments LLC and certain security holders named therein (incorporated by reference to Exhibit 10.5 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

10.2	Investment Management Trust Agreement, dated as of April 6, 2022, by and between Denali Capital Acquisition Corp. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.1 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

Exhibit Number	Description

10.3	Registration and Shareholder Rights Agreement, dated as of April 6, 2022, by and among Denali Capital Acquisition Corp., Denali Capital Global Investments LLC and certain security holders named therein (incorporated by reference to Exhibit 10.2 of Denali’s Current Report on Form 8-K filed with the SEC on April 12, 2022).

10.4‡	Second Amended and Restated Convertible Promissory Note, dated as of April 2, 2024, issued by Denali Capital Acquisition Corp. to Denali Capital Global Investments LLC.

10.5	Convertible Promissory Note, dated as of July 11, 2023, issued by Denali Capital Acquisition Corp. to FutureTech Capital LLC (incorporated by reference to Exhibit 10.1 to Denali’s Current Report on Form 8-K filed with the SEC on July 13, 2023).

10.6	Convertible Promissory Note, dated as of October 11, 2023, issued by Denali Capital Acquisition Corp. to FutureTech Capital LLC (incorporated by reference to Exhibit 10.1 to Denali’s Current Report on Form 8-K filed with the SEC on October 11, 2023).

10.7	Deferred Discount Agreement, dated as of November 20, 2023, by and among Denali Capital Acquisition Corp., Denali SPAC Holdco, Inc., US Tiger Securities, Inc., EF Hutton, division of Benchmark Investments, LLC and Craig-Hallum Capital Group LLC (incorporated by reference to Exhibit 10.2 to Denali’s Current Report on Form 8-K filed with the SEC on November 20, 2023).

10.8	Convertible Promissory Note, dated as of July 10, 2024, by and between Denali Capital Acquisition Corp. and Denali Capital Global Investments LLC (incorporated by reference to Exhibit 10.1 to Denali’s Current Report on Form 8-K filed with the SEC on July 10, 2024).

10.9	Convertible Promissory Note, dated as of August 9, 2024, by and between Denali Capital Acquisition Corp. and Scilex Holding Company (incorporated by reference to Exhibit 10.1 to Denali’s Current Report on Form 8-K filed with the SEC on August 9, 2024).

10.10	Form of Amended and Restated Registration Rights Agreement, by and among Semnur Pharmaceuticals, Inc., Scilex Holding Company and certain security holders (included as Annex F to the proxy statement/prospectus contained in this registration statement).

10.11*‡	Form of Indemnification Agreement of Semnur Pharmaceuticals, Inc.

10.12*‡	2024 Semnur Pharmaceuticals, Inc. Stock Option Plan.

10.13*‡	Form of Stock Option Grant Notice and Form of Stock Option Agreement under 2024 Semnur Pharmaceuticals, Inc. Stock Option Plan.

10.14^	Sponsor Support Agreement, dated as of August 30, 2024, by and among Denali Capital Acquisition Corp., Semnur Pharmaceuticals, Inc. and each of the Persons set forth on Schedule I attached thereto (included as Annex D to the proxy statement/prospectus contained in this registration statement).

10.15#	Company Stockholder Support Agreement, dated as of August 30, 2024, by and among Scilex Holding Company, Semnur Pharmaceuticals, Inc. and Denali Capital Acquisition Corp (included as Annex E to the proxy statement/prospectus contained in this registration statement).

10.16#	Sponsor Interest Purchase Agreement, dated as of August 30, 2024, by and between Denali Capital Global Investments LLC and Scilex Holding Company (incorporated by reference to Exhibit 10.3 to Denali’s Current Report on Form 8-K filed with the SEC on September 5, 2024).

10.17#‡	Contribution and Satisfaction of Indebtedness Agreement, dated as of August 30, 2024, by and between Scilex Holding Company and Semnur Pharmaceuticals, Inc.

10.18	Stockholder Agreement, dated as of August 30, 2024, by and between Denali Capital Acquisition Corp. and Scilex Holding Company (incorporated by reference to Exhibit 10.4 to Denali’s Current Report on Form 8-K filed with the SEC on September 5, 2024).

Exhibit Number	Description

10.19^‡	Master Services Agreement—SP-102, dated as of January 27, 2017, by and between Semnur Pharmaceuticals, Inc. and Lifecore Biomedical, LLC.

10.20‡	Amendment No. 1 to Master Services Agreement, dated as of April 26, 2018, by and between Semnur Pharmaceuticals, Inc. and Lifecore Biomedical, LLC.

10.21^‡	Amendment No. 2 to Master Services Agreement, dated as of June 6, 2023, by and between Semnur Pharmaceuticals, Inc. and Lifecore Biomedical, LLC.

10.22‡	Assignment Agreement by and among Shah Investor LP and the Company, dated as of August 6, 2013.

10.23‡	Advisory Services Agreement, dated as of August 26, 2024, by and between Wise Orient Investments Limited and Semnur Pharmaceuticals, Inc.

10.23.1‡	Amendment to Advisory Services Agreement, dated as of July 22, 2025, by and between Wise Orient Investments Limited and Semnur Pharmaceuticals, Inc.

10.24‡	Advisory Services Agreement, dated as of August 25, 2024, by and between 450W42ND MIMA, LLC and Semnur Pharmaceuticals, Inc.

10.24.1‡	Amendment to Advisory Services Agreement, dated as of July 22, 2025, by and between 450W42ND MIMA, LLC and Semnur Pharmaceuticals, Inc.

10.25#‡	Third Amended and Restated Convertible Promissory Note, dated as of January 24, 2025, issued by Denali Capital Acquisition Corp. to Denali Capital Global Investments LLC.

10.26‡	Form of Transition Services Agreement, by and between Scilex Holding Company and the Company.

10.27‡	Stock Issuance Agreement, dated as of July 22, 2025, by and between Semnur Pharmaceuticals, Inc. and the party named therein.

10.28‡	Advisory Services Agreement, dated as of June 12, 2025, by and between JW Investment Management Company Limited and Semnur Pharmaceuticals, Inc.

10.29‡	Amendment to Advisory Services Agreement, dated as of July 22, 2025, by and between JW Investment Management Company Limited and Semnur Pharmaceuticals, Inc.

16.1	Letter Regarding Change in Accountants (incorporated by reference to Exhibit 16.1 to Denali’s Current Report on Form 8-K filed with the SEC on July 17, 2024).

21.1‡	List of Subsidiaries of the Registrant.

23.1	Consent of Marcum Asia CPAs LLP, independent registered public accounting firm of Denali Capital Acquisition Corp.

23.2	Consent of Marcum LLP, former independent registered public accounting firm of Denali Capital Acquisition Corp.

23.3	Consent of Pipara & Co LLP, independent registered public accounting firm of Semnur.

23.4‡	Consent of Winston & Strawn LLP (included in Exhibit 5.1 and 8.1).

24.1	Power of Attorney (included on the signature page to this proxy statement/prospectus).

99.1‡	Consent of Henry Ji to be named as a director nominee.

99.2‡	Consent of Jaisim Shah to be named as a director nominee.

99.3‡	Consent of Jay Chun to be named as a director nominee.

Exhibit Number	Description

99.4‡	Consent of Dorman Followwill to be named as a director nominee.

99.5‡	Consent of Alexander Yue Wu to be named as a director nominee.

99.6‡	Form of Preliminary Proxy Card.

99.7	Fairness Opinion of CB Capital Partners, Inc. in relation to Valuation of Semnur Pharmaceuticals, Inc. by Denali Capital Acquisition Corp., dated August 30, 2024 (included as Annex H to the proxy statement/prospectus contained in this registration statement).

99.8‡	Consent of CB Capital Partners, Inc.

101.INS	Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

107‡	Filing Fee Table.

‡	Previously filed.
*	Indicates management contract or compensatory plan or arrangement.
#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

^

Certain identified information has been omitted pursuant to Item 601(b)(10) of Regulation S-K because such information is both (i) not material and (ii) information that the Registrant treats as private or confidential. The Registrant hereby undertakes to furnish supplemental copies of the unredacted exhibit upon request by the SEC.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)

That every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 12th day of August, 2025.

Denali Capital Acquisition Corp.

By:	/s/ Lei Huang
Name: Lei Huang
Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Lei Huang	Chief Executive Officer and Director (Principal Executive Officer)	August 12, 2025
Lei Huang

*	Chief Financial Officer (Principal Financial and Accounting Officer)	August 12, 2025
You (“Patrick”) Sun

*	Director	August 12, 2025
Huifeng Chang

*	Director	August 12, 2025
Jim Mao

*	Director	August 12, 2025
Kevin Vassily

*	Signed by Lei Huang pursuant to the power of attorney signed by each individual and previously filed with this Registration Statement on November 6, 2024

Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 12th day of August, 2025.

Semnur Pharmaceuticals, Inc.

By:	/s/ Jaisim Shah
Name: Jaisim Shah
Title: Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Henry Ji, Ph.D. and Jaisim Shah, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement on Form S-4, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the United States Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jaisim Shah Jaisim Shah	Chief Executive Officer and President (Principal Executive Officer)	August 12, 2025

/s/ Henry Ji, Ph.D. Henry Ji, Ph.D.	Treasurer, Secretary and Director	August 12, 2025

/s/ Stephen Ma Stephen Ma	Principal Financial Officer	August 12, 2025